Form 20-F
period 2022-12-31
Beamr Imaging Ltd.
filed 2023-04-24
CIK 1899005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________

For the transition period from ____________ to ____________

Commission File No.:  001-41523

Beamr Imaging Ltd.

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

State of Israel	10 HaManofim Street Herzeliya, 4672561, Israel Tel: +1-888-520-8735
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Sharon Carmel

Chief Executive Officer

sharon@beamr.com

10 HaManofim Street

Herzeliya, 4672561, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Trading Symbol(s)	Name of each exchange on which each class is to be registered
Ordinary shares, par value NIS 0.05 per share	BMR	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2022: 10,932,896 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934.

Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer	☒
		Emerging Growth Company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) Exchange Act. ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes ☐  No ☒

i

INTRODUCTION

We are an innovator of video encoding, transcoding and optimization solutions that enable high quality, performance, and unmatched bitrate efficiency for video and images. With our Emmy®-winning patented technology and award-winning services, we help our customers realize the potential of video encoding and media optimization to address business-critical challenges. Our customers include tier one over-the-top, or OTT, content distributors, video streaming platforms, and Hollywood studios who rely on our suite of products and expertise to reduce the cost and complexity associated with storing, distributing and monetizing video and images across devices.

At the heart of our patented optimization technology is the proprietary Beamr Quality Measure, or BQM, that is highly correlated with the human visual system. BQM is integrated into our Content Adaptive Bitrate, or CABR, system, which maximizes quality and remove visual redundancies resulting in a smaller file size. The BQM has excellent correlation with subjective results, confirmed in testing under ITU BT.500, an international standard for rigorous testing of image quality. The perceptual quality preservation of CABR has been repeatedly verified using large scale crowd-sourcing based testing sessions, as well as by industry leaders and studio “golden eyes”.

We currently license three core video and image compression products that help our customers use video and images to further their businesses in meaningful ways: (1) a suite of video compression software encoder solutions including the Beamr 4 encoder, Beamr 4X content adaptive encoder, Beamr 5 encoder and the Beamr 5X content adaptive encoder, (2) Beamr JPEGmini photo optimization software solutions for reducing JPEG file sizes, and (3) Beamr Silicon IP block, a hardware solution for integration into dedicated video encoding ASICs, GPUs, and application processors.

Upon listing of our ordinary shares in our initial public offering on February 28, 2023, we effected a reverse share spit at a ratio of 1-for-5. All share numbers in this Annual Report on Form 20-F have been retroactively adjusted and are reflected on a post-reverse share split basis.

Unless the context requires otherwise, the terms “Beamr,” “we,” “us,” “our,” “the Company,” and similar designations refer to Beamr Imaging Ltd. and its wholly-owned subsidiary, Beamr, Inc.. References to “ordinary shares”, “warrants” and “share capital” refer to our ordinary shares, warrants and share capital, respectively, of Beamr.

References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “ordinary shares” are to our ordinary shares, par value NIS 0.05 per share. We report financial information under generally accepted accounting principles in the United States of America or U.S. GAAP.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this Annual Report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our business, development and operating goals and strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our relationships with customers, business partners and strategic partners;

●	our dependence on and the success of our strategic relationships with third parties and service providers;

●	the trends in, expected growth in and market size of the global image and video storage, video streaming, and public cloud video storage industries;

●	our estimates of, and future expectations regarding, our market opportunity;

●	our ability to maintain and enhance our market position;

●	our ability to attract customers, grow our retention rates, expand usage and sell subscription plans;

●	our ability to continue to develop new technologies and/or upgrade our existing technologies;

●	our ability to ensure that our SaaS solution interoperates with a variety of software and hardware applications that are developed by third parties;

●	competitive environment and landscape and potential competitor behavior in our industry and the overall outlook in our industry;

●	our ability to maintain the security and availability of our products and solutions and to maintain privacy, data protection and cybersecurity;

●	our plans and ability to obtain or protect intellectual property rights, or to obtain, maintain, protect and enforce sufficiently broad intellectual property rights therein, including extensions of patent terms where available and our ability to avoid infringing the intellectual property rights of others;

●	the need to hire additional personnel and our ability to attract, train and retain such personnel;

●	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

●	the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future development and operating expenses and capital expenditure requirements;

●	risks related to our international operations and our ability to expand our international business operations;

●	risks related to business, political, social, economic and security conditions in Israel and Russia (including the ongoing conflict between Russia and Ukraine);

●	changes in applicable tax law, the stability of effective tax rates and adverse outcomes resulting from examination of our income or other tax returns;

●	the effects of currency exchange rate fluctuations on our results of operations;

●	risks related to unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk;

●	any resurgence of the COVID-19 pandemic and its impact on our business and industry;

●	our ability to generate revenue and profit margin under our collaboration with third parties and anticipated contracts which is subject to certain risks; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

Readers are urged to carefully review and consider the various disclosures made throughout this Annual Report on Form 20-F which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in this annual report on Form 20-F are made as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this Annual Report. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, the section of this Annual Report on Form 20-F entitled “Item 4. Information on the Company” contains information obtained from independent industry sources and other sources that we have not independently verified.

v

INDUSTRY AND MARKET DATA

Market data and certain industry data and forecasts used throughout this Annual Report on Form 20-F were obtained from internal company surveys, market research, consultant surveys commissioned by the Company, publicly available information, reports of governmental agencies and industry publications and surveys. Industry surveys, publications, consultant surveys commissioned by the Company and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. However, this information may prove to be inaccurate because of the method by which some of the data for the estimates is obtained or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, the market and industry data and forecasts included or incorporated by reference in this annual report, and estimates and beliefs based on that data, may not be reliable. We have relied on certain data from third-party sources, including internal surveys, industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry. However, we have not ascertained the underlying economic assumptions relied upon therein. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not necessarily know what assumptions regarding general economic growth were used in preparing the forecasts we cite. Statements as to our market position are based to the best of our knowledge on the most currently available data. While we are not aware of any misstatements regarding the industry data presented in this annual report, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this Annual Report.

Statements made in this Annual Report on Form 20-F concerning the contents of any agreement, contract or other document are summaries of such agreements, contracts or documents and are not a complete description of all of their terms. If we filed any of these agreements, contracts or documents as exhibits to this Report or to any previous filing with the Securities and Exchange Commission, or SEC, you may read the document itself for a complete understanding of its terms.

PRESENTATION OF FINANCIAL INFORMATION

Our financial statements were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. We present our consolidated financial statements in U.S. dollars.

Our fiscal year ends on December 31 of each year. Our most recent fiscal year ended on December 31, 2022.

Certain figures included in this Annual Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

EMERGING GROWTH COMPANY STATUS

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for complying with new or revised accounting standards. We have elected to opt out of this extended transition period and, as a result, we are required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Under federal securities laws, our decision to opt out of the extended transition period is irrevocable.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $ $1.235 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of our initial public offering (i.e., December 31, 2028); (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the aggregate worldwide market value of our ordinary shares, including ordinary shares represented by ADSs, held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period.

TRADEMARKS AND TRADE NAMES

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. Other trademarks, service marks and trade names appearing in this Annual Report are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this Annual Report are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

GLOSSARY OF INDUSTRY TERMS AND CONCEPTS

The following is a list of certain industry terms and concepts that are used in this Annual Report:

“API” means application programming interface, which is a software intermediary that allows two applications to talk to each other.

“ASIC” means an application-specific integrated circuit which is an integrated circuit chip customized for a particular use, rather than intended for general-purpose use.

“AVC” means advanced video coding, also referred to as H.264 or MPEG-4 Part 10, which is a video compression standard based on block-oriented, motion-compensated integer-discrete cosine transform coding.

“BQM” means the proprietary Beamr quality measure which is an artificial intelligence trained computer vision processing architecture.

“CABR” means content adaptive bitrate which refers to our technology combined with our BQM that uses a flexible computer vision engine programmed with a high level algorithm description to achieve maximal compression of the video input while maintaining the input video resolution, format, and visual quality.

“Codec” means a device or computer program which encodes or decodes a data stream, bitstream or signal.

“CPU” means central processing unit which is the electronic circuitry in a computer that executes instructions.

“FPGA” means field-programmable gate array which is a hardware circuit that a user can program to carry out one or more logical operations.

“GPU” means graphics processing unit which is a specialized electronic circuit designed to rapidly manipulate and alter memory using parallel computations to accelerate the creation of images in a frame buffer intended for output to a display device.

“HDR” means high dynamic range imaging which is the set of techniques used to reproduce a greater range of luminosity than that which is possible with standard photographic or video graphic techniques.

“HEVC” means high efficiency video coding, also known as H.265 and MPEG-H Part 2, which is a video compression standard designed as part of the MPEG-H project as a successor to the widely used AVC standard.

“HLG” means hybrid log-gamma, an HDR format that uses the HLG transfer function, BT.2020 color primaries and a bit depth of 10-bits.

“JPEG” means joint photographic experts group which is a commonly used format for lossy compression for digital images, particularly for images produced by digital photography.

“ITU BT. 500” is an international standard for testing image quality.

“OTT” means over-the-top which is a means of providing television and film content over the internet at the request and to suit the requirements of the individual consumer. Services like Netflix, ViacomCBS and Wowza are video OTT services.

“PSNR” means peak signal to noise ratio which is a quality measure which represents the ratio between the highest power of an original signal and the power level of the distortion, on logarithmic scale.

“Silicon IP” is a reusable unit of logic, cell, or chip layout design and is also the intellectual property of one party. Silicon IP can be used as building blocks within application-specific integrated circuits (ASIC) chip designs or field programmable gate array (FPGA) logic designs.

“SSIM” means structural similarity index measure which is a technique to predict the perceived quality of digital images and videos.

“UGC” means user generated content which refers to any form of content, such as images, videos, text, and audio, that has been created or posted by users on online platforms.

“VBR” means variable bit rate which relates to the bitrate used in sound or video encoding.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Reserved.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the risks described below, together with all of the other information in this Annual Report on Form 20-F. The risks and uncertainties described below are those significant risk factors, currently known and specific to us, that we believe are relevant to an investment in our securities. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also harm us. If any of these risks materialize, our business, results of operations or financial condition could suffer, and the price of our ordinary shares could decline substantially.

Summary Risk Factors

Investing in our ordinary shares involves a high degree of risk, as fully described below. The principal factors and uncertainties that make investing in our ordinary shares risky, include, among others:

Risks Related to Our Business and Industry

●	We have a history of losses and may not be able to achieve or maintain profitability.

●	We will need to raise additional capital to meet our business requirements in the future, and such capital raising may be costly or difficult to obtain and could dilute our shareholders’ ownership interests.

●	To support our business growth we are expanding our product offering to include the Beamr HW-Accelerated Content Adaptive Encoding solution, a new SaaS solution, the development and commercialization of which may not be successful. This change in our products and services also makes it difficult to evaluate our current business and future prospects and may increase the risk that we will not be successful.

●	We may not be successful in establishing and maintaining strategic partnerships, which could adversely affect our ability to develop and commercialize our SaaS solution and other future products.

●	Our future growth depends in part upon the successful deployment of the Beamr HW-Accelerated Content Adaptive Encoding solution in the cloud.

●	The failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our offerings.

●	Our business and operations have experienced growth, and if we do not appropriately manage this growth and any future growth, or if we are unable to improve our systems, processes and controls, our business, financial condition, results of operations and prospects will be adversely affected.

●	The markets for our offerings are new and evolving and may develop more slowly or differently than we expect. Our future success depends on the growth and expansion of these markets and our ability to adapt and respond effectively to evolving market conditions.

●	Our results of operations are likely to fluctuate from quarter to quarter and year to year, which could adversely affect the trading price of our ordinary shares.

●	The loss of one or more of our significant customers, or any other reduction in the amount of revenue we derive from any such customer, would adversely affect our business, financial condition, results of operations and growth prospects.

●	If we are not able to keep pace with technological and competitive developments and develop or otherwise introduce new products and solutions and enhancements to our existing offerings, our offerings may become less marketable, less competitive or obsolete, and our business, financial condition and results of operations may be adversely affected.

●	If we are not able to maintain and expand our relationships with third-party technology partners to integrate our offerings with their products and solutions, our business, financial condition and results of operations may be adversely affected.

●	We may not be able to compete successfully against current and future competitors, some of whom have greater financial, technical, and other resources than we do. If we do not compete successfully, our business, financial condition and results of operations could be harmed.

●	We depend on our management team and other key employees, and the loss of one or more of these employees or an inability to attract and retain highly skilled employees could adversely affect our business.

●	Our international operations and expansion expose us to risk.

●	Currency exchange rate fluctuations affect our results of operations, as reported in our financial statements.

●	Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

●	A resurgence of the COVID-19 pandemic could adversely affect our business, financial condition and results of operations.

Risks Related to Information Technology, Intellectual Property and Data Security and Privacy

●	A real or perceived bug, defect, security vulnerability, error, or other performance failure involving our products and services could cause us to lose revenue, damage our reputation, and expose us to liability.

●	If we or our third-party service providers experience a security breach, data loss or other compromise, including if unauthorized parties obtain access to our customers’ data, our reputation may be harmed, demand for our products and services may be reduced, and we may incur significant liabilities.

●	Insufficient investment in, or interruptions or performance problems associated with, our technology and infrastructure, including in connection with our Beamr HW-Accelerated Content Adaptive Encoding solution which is to be deployed on a public cloud infrastructure, and our reliance on technologies from third parties, may adversely affect our business operations and financial results.

●	Failure to protect our proprietary technology, or to obtain, maintain, protect and enforce sufficiently broad intellectual property rights therein, could substantially harm our business, financial condition and results of operations.

●	We could incur substantial costs and otherwise suffer harm as a result of any claim of infringement, misappropriation or other violation of another party’s intellectual property or proprietary rights.

●	We could incur substantial costs and otherwise suffer harm as a result of patent royalty claims, in particular patents related to the implementation of image and video standards.

●	We rely on software and services licensed from other parties. The loss of software or services from third parties could increase our costs and limit the features available in our products and services.

Risks Related to Other Legal, Regulatory and Tax Matters

●	Changes in laws and regulations related to the internet or video standards, changes in the internet infrastructure itself, or increases in the cost of internet connectivity and network access may diminish the demand for our offerings and could harm our business.

●	Changes in U.S. and foreign tax laws could have a material adverse effect on our business, cash flow, results of operations or financial conditions.

●	Our corporate structure and intercompany arrangements are subject to the tax laws of various jurisdictions, and we could be obligated to pay additional taxes, which would adversely affect our results of operations.

Risks Related to Our Operations in Israel and Russia

●	Political, economic and military conditions in Israel could materially and adversely affect our business.

●	Russia’s invasion of Ukraine and sanctions brought against Russia could disrupt our software development operations in Russia.

●	Political, military conditions or other risks in Russia could adversely affect our business.

Risks Related to Ownership of our Ordinary Shares

●	The market price for our ordinary shares may be volatile or may decline regardless of our operating performance.

●	Our principal shareholders will continue to have significant influence over us.

●	Your ownership and voting power may be diluted by the issuance of additional shares of our ordinary shares in connection with financings, acquisitions, investments, our equity incentive plans or otherwise.

●	Our management team has limited experience managing a public company, and the requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain qualified board members.

●	We incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

●	We have identified a material weakness in our internal control over financial reporting, and we may not be able to successfully implement remedial measures.

Risks Related to Our Business and Industry

We have a history of losses and may not be able to achieve or maintain profitability.

We have incurred losses in each year since our incorporation in 2009, including net losses of $1.2 million and $0.9 million in the years ended December 31, 2022 and 2021. As a result, we had an accumulated deficit of $30.9 million and $29.7 million as of December 31, 2022 and 2021, respectively. We intend to continue to expend substantial financial and other resources on, among other things:

●	extending our product leadership by investing in our video storage optimization products and services, and other recently introduced offerings, as well as by developing new products, expanding our platform into additional industries and enhancing our offerings with additional core capabilities and technologies;

●	sales and marketing expenses by hiring customer success personnel and investment in online marketing to attract new customers;

●	augmenting our current offerings by increasing the breadth of our technology partnerships and exploring potential transactions that may enhance our capabilities or increase the scope of our technology footprint; and

●	general administration, including legal, accounting, and other expenses related to our transition to being a new public company.

These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently, or at all, to offset these higher expenses. In addition, to the extent we are successful in increasing our customer base, we may also incur increased losses because of unforeseen costs. If our revenue does not increase to offset our operating expenses, we will not achieve profitability in future periods and our net losses may increase. Revenue growth may slow or revenue may decline for a number of possible reasons, many of which are beyond our control, including inability to penetrate new markets, slowing demand for our products and services, increasing competition, or any of the other factors discussed in this Risk Factors section. Any failure to increase our revenue as we grow our business could prevent us from achieving profitability at all or on a consistent basis, which would cause our business, financial condition and results of operations to suffer and the market price of our ordinary shares to decline.

We will need to raise additional capital to meet our business requirements in the future, and such capital raising may be costly or difficult to obtain and could dilute our shareholders’ ownership interests.

In order for us to pursue our business objectives, we will need to raise additional capital, which additional capital may not be available on reasonable terms or at all. Any additional capital raised through the sale of equity or equity-backed securities may dilute our shareholders’ ownership percentages and could also result in a decrease in the market value of our equity securities. The terms of any securities issued by us in future capital transactions may be more favorable to new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect on the holders of any of our securities then outstanding. In addition, we may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we issue, such as convertible notes and warrants, which may adversely impact our financial condition.

Our indebtedness could adversely affect our ability to raise additional capital to fund operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our financial obligations.

On July 7, 2022, we entered into a funding agreement with IBI Spikes, Ltd., or IBI, providing for a loan in the amount of NIS 3.1 million (approximately $900,000) and the issuance of 65,562 warrants to purchase ordinary shares. See “Item 5.B—Operating and Financial Review and Prospects—Liquidity and Resources—IBI Spikes Loan”.

On February 27, 2023, we announced the pricing of our initial public offering of 1,950,000 ordinary shares at a public offering price of $4.00 per share, for aggregate gross proceeds of $7.8 million prior to deducting underwriting discounts and other offering expenses.

If we cannot generate sufficient cash flow from operations to service our debt, we may need to further refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to do any of this on a timely basis, on terms satisfactory to us, or at all. Our indebtedness could have important consequences, including:

●	our ability to obtain additional debt or equity financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes may be limited;

●	a portion of our cash flows from operations will be dedicated to the payment of principal and interest on the indebtedness and will not be available for other purposes, including operations, capital expenditures and future business opportunities;

●	our ability to adjust to changing market conditions may be limited and may place us at a competitive disadvantage compared to less-leveraged competitors; and

●	we may be vulnerable during a downturn in general economic conditions or in our business, or may be unable to carry on capital spending that is important to our growth.

To support our business growth we are expanding our product offering to include the Beamr HW-Accelerated Content Adaptive Encoding solution, a new SaaS solution, the development and commercialization of which may not be successful. This change in our products and services also makes it difficult to evaluate our current business and future prospects and may increase the risk that we will not be successful.

Our current product line is mainly geared to the high end, high quality media customers and we count among our customers Netflix, ViacomCBS, Snapfish, Wowza and other leading media companies using video and photo solutions.  This product line involves high cost and complexity of deploying our existing software solutions and the long sales lead times.

In order to grow our business, in 2019, we resolved to build a lower cost offering which requires hardware acceleration and started to integrate with hardware encoders. In the first quarter of 2020, we introduced our first proof of concept results with Intel’s GPU. Then, we made a strategic decision to focus our resources on the development and commercialization of our next-generation product, the Beamr HW-Accelerated Content Adaptive Encoding solution, a SaaS solution that is designed, based on our own internal testing, to provide up to 10x cost-effective video optimization than existing solutions to an industry agnostic target market. This change in strategy and these efforts may prove more expensive than we currently anticipate, or may require longer development and deployment times, and we may not succeed in fully developing and implementing our SaaS solution sufficiently, or at all.

We may not be successful in establishing and maintaining strategic partnerships, which could adversely affect our ability to develop and commercialize our SaaS solution and other future products.

To successfully develop and commercialize our Beamr HW-Accelerated Content Adaptive Encoding solution and other product offerings, we will need substantial financial resources as well as expertise and physical resources and systems. We may elect to develop some or all of these physical resources and systems and expertise ourselves, or we may seek to collaborate with another company or companies that can provide some or all of such physical resources and systems as well as financial resources and expertise. For example, we are collaborating with NVIDIA, a leading developer of GPUs, in the development of our next generation product, the Beamr HW-Accelerated Content Adaptive Encoding solution, and we are collaborating with Allegro DVT in the development the world’s first content-adaptive silicon IP encoder.

We face significant competition in seeking appropriate partners for our products, and the negotiation process is time-consuming and complex. In order for us to successfully develop and commercialize our products with a strategic partner, potential partners must view our products as economically valuable in markets they determine to be attractive in light of the terms that we are seeking and other available products for licensing by other companies. Even if we are successful in our efforts to establish strategic partnerships, the terms that we agree upon may not be favorable to us, and we may not be able to maintain such strategic partnerships if, for example, development of a product is delayed or sales of a product are disappointing. Any delay in entering into strategic partnership agreements related to our products could delay the development and commercialization of our products and reduce their competitiveness even if they reach the market. If we fail to establish and maintain strategic partnerships related to our products, we will bear all of the risk and costs related to the development and commercialization of our products, and we will need to seek additional financing, hire additional employees and otherwise develop expertise which we do not have and for which we have not budgeted.

The risks in a strategic partnership include the following:

●	the strategic partner may not apply the expected financial resources, efforts, or required expertise in developing the physical resources and systems necessary to successfully develop and commercialize a product;

●	the strategic partner may not invest in the development of a sales and marketing force and the related infrastructure at levels that ensure that sales of the products reach their full potential;

●	we may be required to undertake the expenditure of substantial operational, financial, and management resources;

●	we may be required to issue equity securities that would dilute our existing shareholders’ percentage ownership;

●	we may be required to assume substantial actual or contingent liabilities;

●	strategic partners could decide to withdraw a development program or a collaboration, or move forward with a competing product developed either independently or in collaboration with others, including our competitors;

●	disputes may arise between us and a strategic partner that delay the development or commercialization or adversely affect the sales or profitability of the product; or

●	the strategic partner may independently develop, or develop with third parties, products that could compete with our products.

In addition, a strategic partner for one or more of our products may have the right to terminate the collaboration at its discretion. For example, our collaboration with NVIDIA is based on a mutual development program of our Beamr HW-Accelerated Content Adaptive Encoding solution that is in advanced stages and that has been approved at senior levels at NVIDIA however our collaboration has not been reduced to a written agreement and we have not signed any agreement with NVIDIA, which exposes us to the risk of termination of our collaboration at any time for any or no reason. Any early termination of our collaboration in a manner adverse to us could have a material adverse effect on our liquidity, financial condition and results of operations. Any termination may require us to seek a new strategic partner or partners, which we may not be able to do on a timely basis, if at all, or require us to delay or scale back our development and commercialization efforts. The occurrence of any of these events could adversely affect the development and commercialization of our products or product candidates and materially harm our business and share price by delaying the development of our products, and the sale of any products, by slowing the growth of such sales, by reducing the profitability of the product and/or by adversely affecting the reputation of the product.

Further, a strategic partner may breach an agreement with us, and we may not be able to adequately protect our rights under these agreements. Furthermore, a strategic partner will likely negotiate for certain rights to control decisions regarding the development and commercialization of our products and may not conduct those activities in the same manner as we would do so.

Our future growth depends in part upon the successful deployment of the Beamr HW-Accelerated Content Adaptive Encoding solution in the cloud.

Our current business is based on software licensing and is not capital intensive, usually paid for by our customers upfront on an annual basis. We are planning to expand our product offering with the Beamr HW-Accelerated Content Adaptive Encoding solution, a SaaS solution which is to be deployed on cloud platforms (e.g., AWS, Azure, and GCP) and will be volume-based solutions. Future payments that we will make to cloud platforms and payments we will receive from customers are hard to predict and will be based on different terms and conditions. We may also be at risk if there will be gaps between account receivables and account payables. In addition, attracting new customers to our SaaS offering may involve evaluation processes that prospects may not be willing to cover before experiencing satisfying results with our products and services, while we will continue to accrue cloud platform service costs.

We expect our SaaS operation will be based on spreads in which we first pay for computing platforms (e.g. GPU instances), and then we sell storage/bandwidth savings (e.g., AWS S3, CloudFront). Any future margins may be at risk if computing platform costs increase and storage/bandwidth costs decrease. In addition, our ability to grow and maintain customer base and revenue also depends on achieving significant storage/bitrate savings, translating into superior total cost of ownership and return on investment for our customers. While we believe that the Beamr HW-Accelerated Content Adaptive Encoding solution will result in significant savings for our customers, there is a risk that our savings for the customers might not be significant.

In addition, the Beamr HW-Accelerated Content Adaptive Encoding solution is based on hardware acceleration of our core technology. While we successfully tested our technology and our technology and software libraries have matured, the new implementation of the Beamr HW-Accelerated Content Adaptive Encoding has only been tested in limited proof of concept testing, and there is a technical risk when we transition to ultra-high volume production and utilizing platforms that were not tested.

There is a risk that we may not win customers that moved their long-tail assets to cold, or off-line storage services (e.g., Amazon S3 Glacier) for reduced storage costs. In addition, improvements in general encoding solutions that are based on “content-adaptive” or “content-aware” technologies may reduce the savings which our products and services can provide. Moreover, if the public cloud data services that utilize NVIDIA GPUs (e.g., Amazon, GCP, Azure) do not adopt, or take significant time to adopt, the Nvidia driver and firmware with our new capabilities, that could adversely affect our market penetration and future revenue growth.

We believe any future revenue growth will depend on a number of factors, including, among other things, our ability to:

●	continually enhance and improve our products and services, including the features, integrations and capabilities we offer, and develop or otherwise introduce new products and solutions;

●	attract new customers and maintain our relationships with, and increase revenue from, our existing customers;

●	provide excellent customer and end user experiences;

●	maintain the security and reliability of our products and services;

●	introduce and grow adoption of our offerings in new markets outside the United States;

●	hire, integrate, train and retain skilled personnel;

●	adequately expand our sales and marketing force and distribution channels;

●	obtain, maintain, protect and enforce intellectual property protection for our platform and technologies;

●	expand into new technologies, industries and use cases;

●	expand and maintain our partner ecosystem;

●	comply with existing and new applicable laws and regulations, including those related to data privacy and security;

●	price our offerings effectively and determine appropriate contract terms;

●	determine the most appropriate investments for our limited resources;

●	successfully compete against established companies and new market entrants; and

●	increase awareness of our brand on a global basis.

If we are unable to accomplish any of these objectives, any revenue growth will be impaired. Many factors may contribute to declines in growth rate, including increased competition, slowing demand for our offerings, a failure by us to continue capitalizing on growth opportunities, the maturation of our business, and global economic downturns, among others. If our growth rate declines as a result of this or any of the other factors described above, investors’ perceptions of our business and the market price of our ordinary shares could be adversely affected.

Our ability to forecast our future results of operations is subject to a number of uncertainties, including our ability to effectively plan for and model future growth. We have encountered in the past, and may encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly changing industries that may prevent us from achieving the objectives outlined herein. If we fail to achieve the necessary level of efficiency in our organization as it grows, or if we are not able to accurately forecast future growth, our business would be adversely affected. Moreover, if the assumptions that we use to plan our business are incorrect or change in reaction to changes in our market, or if we are unable to maintain consistent revenue or revenue growth, the market price of our ordinary shares could be volatile, and it may be difficult to achieve and maintain profitability.

The failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our offerings.

Our ability to increase our customer base and achieve broader market acceptance of our products and services and in particular the Beamr HW-Accelerated Content Adaptive Encoding solution will depend to a significant extent on our ability to expand our sales and marketing operations. As part of our growth strategy, we plan to dedicate significant resources to our marketing programs. All of these efforts will require us to invest significant financial and other resources. Our business will be harmed if our efforts do not generate a correspondingly significant increase in revenue.

Our business and operations have experienced growth, and if we do not appropriately manage this growth and any future growth, or if we are unable to improve our systems, processes and controls, our business, financial condition, results of operations and prospects will be adversely affected.

We plan to make continued investments in the growth and expansion of our business and customer base including in particular substantial investment of resources in the development and commercialization of our next-generation product, the Beamr HW-Accelerated Content Adaptive Encoding solution. The growth and expansion of our business places a continuous and significant strain on our management, operational, financial and other resources. In addition, as customers adopt our offerings for an increasing number of use cases, we have had to support more complex commercial relationships. In order to manage our growth effectively, we must continue to improve and expand our information technology and financial infrastructure, our security and compliance requirements, our operating and administrative systems, our customer service and support capabilities, our relationships with various partners and other third parties, and our ability to manage headcount and processes in an efficient manner.

We may not be able to sustain the pace of improvements to our products and services, or the development and introduction of new offerings, successfully, or implement systems, processes, and controls in an efficient or timely manner or in a manner that does not negatively affect our results of operations. Our failure to improve our systems, processes, and controls, or their failure to operate in the intended manner, may result in our inability to manage the growth of our business and to forecast our revenue, expenses, and earnings accurately, or to prevent losses.

As we continue to expand our business and operate as a public company, we may find it difficult to maintain our corporate culture while managing our employee growth. Any failure to manage our anticipated growth and related organizational changes in a manner that preserves our culture could negatively impact future growth and achievement of our business objectives. Additionally, our productivity and the quality of our offerings may be adversely affected if we do not integrate and train our new employees quickly and effectively. Failure to manage our growth to date and any future growth effectively could result in increased costs, negatively affect customer satisfaction and adversely affect our business, financial condition, results of operations and growth prospects.

The markets for our offerings are new and evolving and may develop more slowly or differently than we expect. Our future success depends on the growth and expansion of these markets and our ability to adapt and respond effectively to evolving market conditions.

The markets in which we operate, in particular the video storage market, are relatively new and rapidly evolving. Accordingly, it is difficult to predict customer adoption, renewals and demand, the entry of new competitive products, the success of existing competitive products, and the future growth rate, expansion, longevity, and size of the markets for our products and services. The expansion of these new and evolving markets depends on a number of factors, including the cost, performance, and perceived value associated with the technologies that we and others in our industry develop. If we or other companies in our industry experience security incidents, loss of customer data, or disruptions in delivery or service, the market for these applications as a whole, including the demand for our offerings, may be negatively affected. If video products and solutions such as ours do not continue to achieve market acceptance, or there is a reduction in demand caused by decreased customer acceptance, technological challenges, weakening economic conditions, privacy, data protection and data security concerns, governmental regulation, competing technologies and products, or decreases in information technology spending or otherwise, the market for our offerings might not continue to develop or might develop more slowly than we expect, which could adversely affect our business, financial condition, results of operations and growth prospects.

Our results of operations are likely to fluctuate from quarter to quarter and year to year, which could adversely affect the trading price of our ordinary shares.

Our results of operations, including our revenue, cost of revenue, gross margin, operating expenses, cash flow, and deferred revenue, have fluctuated from quarter to quarter and year to year in the past and may continue to vary significantly in the future so that period-to-period comparisons of our results of operations may not be meaningful. Accordingly, our financial results in any one quarter should not be relied upon as indicative of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control, may be difficult to predict, and may not fully reflect the underlying performance of our business. Factors that may cause fluctuations in our quarterly financial results include:

●	our ability to attract new customers and increase revenue from our existing customers;

●	the loss of existing customers;

●	customer satisfaction with our products, solutions, platform capabilities and customer support;

●	mergers and acquisitions or other factors resulting in the consolidation of our customer base;

●	mix of our revenue;

●	our ability to gain new partners and retain existing partners;

●	fluctuations in share-based compensation expense;

●	decisions by potential customers to purchase competing offerings or develop in-house technologies and solutions as alternatives to our offerings;

●	changes in the spending patterns of our customers;

●	the amount and timing of operating expenses related to the maintenance and expansion of our business and operations, including investments in research and development, sales and marketing, and general and administrative resources;

●	network outages;

●	developments or disputes concerning our intellectual property or proprietary rights, our products and services, or third-party intellectual property or proprietary rights;

●	negative publicity about our company, our offerings or our partners, including as a result of actual or perceived breaches of, or failures relating to, privacy, data protection or data security;

●	the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies;

●	general economic, industry, and market conditions;

●	the impact any resurgence of the COVID-19 pandemic, or any other pandemic, epidemic, outbreak of infectious disease or other global health crises on our business, the businesses of our customers and partners and general economic conditions;

●	the impact of political uncertainty or unrest;

●	changes in our pricing policies or those of our competitors;

●	fluctuations in the growth rate of the markets that our offerings address;

●	seasonality in the underlying businesses of our customers, including budgeting cycles, purchasing practices and usage patterns;

●	the business strengths or weakness of our customers;

●	our ability to collect timely on invoices or receivables;

●	the cost and potential outcomes of future litigation or other disputes;

●	future accounting pronouncements or changes in our accounting policies;

●	our overall effective tax rate, including impacts caused by any reorganization in our corporate tax structure and any new legislation or regulatory developments;

●	our ability to successfully expand our business in the United States and internationally;

●	fluctuations in foreign currency exchange rates; and

●	the timing and success of new products and solutions introduced by us or our competitors, or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or partners.

In particular, our cost of revenue is generally higher in periods during which we acquire new customers.

The impact of one or more of the foregoing or other factors may cause our results of operations to vary significantly. Such fluctuations make forecasting more difficult and could cause us to fail to meet the expectations of investors and securities analysts, which could cause the trading price of our ordinary shares to fall substantially, resulting in the loss of all or part of your investment, and subject us to costly lawsuits, including securities class action suits.

The loss of one or more of our significant customers, or any other reduction in the amount of revenue we derive from any such customer, would adversely affect our business, financial condition, results of operations and growth prospects.

Our future success is dependent on our ability to establish and maintain successful relationships with a diverse set of customers. We currently derive a significant portion of our revenue from a limited number of our customers. For the years ended December 31, 2022 and December 31, 2021, our top ten customers in the aggregate accounted for approximately 61% and 62% of our revenues, respectively.

Until we can derive revenue, if any, from the Beamr HW-Accelerated Content Adaptive Encoding solution, we expect to continue to derive a significant portion of our revenue from a limited number of customers in the future and, in some cases, the portion of our revenue attributable to individual customers may increase. The loss of one or more significant customers or a reduction in the amount of revenue we derive from any such customer could significantly and adversely affect our business, financial condition and results of operations. Customers may choose not to renew their contracts or may otherwise reduce the breadth of the offerings which they purchase for any number of reasons. We are also subject to the risk that any such customer will experience financial difficulties that prevent them from making payments to us on a timely basis or at all.

If we are not able to keep pace with technological and competitive developments and develop or otherwise introduce new products and solutions and enhancements to our existing offerings, our offerings may become less marketable, less competitive or obsolete, and our business, financial condition and results of operations may be adversely affected.

The markets in which we compete are characterized by rapid technological change, frequent introductions of new products, services, features and capabilities, and evolving industry standards and regulatory requirements. Our ability to grow our customer base and increase our revenue will depend in significant part on our ability to develop or otherwise introduce new products and solutions; develop or otherwise introduce new features, integrations, capabilities and other enhancements to our existing offerings on a timely basis; and interoperate across an increasing range of devices, operating systems and third-party applications. The success of any new products or solutions, or enhancements to our existing offerings, will depend on a number of factors including, but not limited to, the timeliness and effectiveness of our research and product development activities and go-to-market strategy, our ability to anticipate customer needs and achieve market acceptance, our ability to manage the risks associated with new product releases, the effective management of development and other spending in connection with the product development process, and the availability of other newly developed products and technologies by our competitors.

In addition, in connection with our product development efforts, we may introduce significant changes to our existing products or solutions, or develop or otherwise introduce new and unproven products or solutions, including technologies with which we have little or no prior development or operating experience. These new products, solutions and updates may not perform as expected, may fail to engage our customer base or other end users of our products, or may otherwise create a lag in adoption of such new products. New products may initially suffer from performance and quality issues that may negatively impact our ability to market and sell such products to new and existing customers. We have in the past experienced bugs, errors, or other defects or deficiencies in new products and product updates and delays in releasing new products, deployment options, and product enhancements and may have similar experiences in the future. As a result, some of our customers may either defer purchasing our offerings until the next upgrade is released or switch to a competitor if we are not able to keep up with technological developments. To keep pace with technological and competitive developments we have in the past invested, and may in the future invest, in the acquisition of complementary businesses, technologies, services, products, and other assets that expand our offerings. We may make these investments without being certain that they will result in products or enhancements that will be accepted by existing or prospective customers or that will achieve market acceptance. The short- and long-term impact of any major change to our offerings, or the introduction of new products or solutions, is particularly difficult to predict. If new or enhanced offerings fail to engage our customer base or other end users of our products, or do not perform as expected, we may fail to generate sufficient revenue, operating margin, or other value to justify our investments in such products, any of which may adversely affect our reputation and negatively affect our business in the short-term, long-term, or both. If we are unable to successfully enhance our existing offerings to meet evolving customer requirements, increase adoption and use cases of our offerings, develop or otherwise introduce new products and solutions and quickly resolve security vulnerabilities or other errors or defects, or if our efforts in any of these areas are more expensive than we expect, our business, financial condition and results of operations would be adversely affected.

If we are not able to maintain and expand our relationships with third-party technology partners to integrate our offerings with their products and solutions, our business, financial condition and results of operations may be adversely affected.

Our success depends in part on our ability to integrate our products and services with a variety of network, hardware and software platforms, and we need to continuously modify and enhance our offerings to adapt to changes in hardware, software, networking, browser and database technologies. Third-party products and services are constantly evolving, and we may not be able to modify our offerings to ensure their compatibility with those of other third parties following development changes. Any losses or shifts in the market position of the providers of these third-party products and services could require us to identify and develop integrations with new third-party technologies. Such changes could consume substantial resources and may not be effective. Any expansion into new geographies may also require us to integrate our offerings with new third-party technologies, products and services and invest in developing new relationships with these providers. If we are unable to respond to changes in a cost-effective manner, our offerings may become less marketable, less competitive, or obsolete, and our business, financial condition and results of operations may be negatively impacted.

In addition, a significant percentage of our customers may choose to integrate our products and services with certain capabilities of third-party hardware and software providers using APIs. The functionality and popularity of our products and services may depend, in part, on their ability to integrate with a wide variety of third-party applications and software. Third-party providers of applications may change the features of their applications and software, restrict our access to their applications and software or alter the terms governing use of their applications and access to those applications and software in an adverse manner. Such changes could functionally limit or eliminate our ability to use these third-party applications and software in conjunction with our offerings, which could negatively impact customer demand, our competitive position and adversely affect our business.

We may not be able to compete successfully against current and future competitors, some of whom have greater financial, technical, and other resources than we do. If we do not compete successfully, our business, financial condition and results of operations could be harmed.

While there are several companies offering video compression solutions such as MainConcept, Ateme, Ittiam, Visionular and open source (x264/x265), we believe there is currently no direct competitor with our content-adaptive video compression solutions. There are companies that offer software solutions for video optimization such as Harmonic and Elemental, and other companies offering storage optimization (but not involving video technologies) such as EMC and Seagate. In addition, for our quality measure, some of our current competitors include SSIMWave (SSIMPlus), Apple (AVQT), Google (YouVQ) and open source (VMAF). We operate in a highly specialized area that is evolving very quickly with rapid developments. In the future, competitors could develop products or solutions that compete with our video compression solutions. For example, the public cloud platforms such as AWS, Azure, and GCP could in the future develop their own video optimization hardware accelerated solutions.

We believe the following competitive attributes are necessary for our solutions to successfully compete in the video compression market:

●	the performance and reliability of our solutions;

●	cost of deployment and return on investment in terms of cost savings;

●	sophistication, novel and innovative intellectual property and technology, and functionality of our offerings;

●	cross-platform operability;

●	security;

●	ease of implementation and use of service;

●	high quality customer support; and

●	price.

We believe that we compare favorably on the basis of the factors listed above. However, many of our competitors have substantially greater financial, technical, and marketing resources; relationships with large vendor partners; larger global presence; larger customer bases; longer operating histories; greater brand recognition; and more established relationships in the industry than we do. Furthermore, new entrants not currently considered to be competitors may enter the market through acquisitions, partnerships, or strategic relationships

Additionally, we compete with home-grown, start-up, and open source technologies across the categories described above. With the introduction of new technologies and the entrance of new market participants, competition has intensified, and we expect it to continue to intensify in the future. Established companies are also developing their own video encoding and optimization platforms, products and solutions within their own core product lines, and may continue to do so in the future. Established companies may also acquire or establish product integration, distribution or other cooperative relationships with our current competitors. New competitors or alliances among competitors may emerge from time to time and rapidly acquire significant market share due to various factors such as their greater brand name recognition, larger existing user or customer base, consumer preferences for their offerings, a larger or more effective sales organization and greater financial, technical, marketing and other resources and experience. Furthermore, with the recent increase in large merger and acquisition transactions in the technology industry, particularly transactions involving cloud-based technologies, there is a greater likelihood that we will compete with other larger technology companies in the future. Companies resulting from these potential consolidations may create more compelling product offerings and be able to offer more attractive pricing options, making it more difficult for us to compete effectively.

Many of our competitors have, and some of our potential competitors may have, greater financial, technical, and other resources, longer operating histories, greater brand recognition, larger sales forces and marketing budgets, broader distribution networks, more diverse product and services offerings, larger and more mature intellectual property portfolios, more established relationships in the industry and with customers, lower cost structures and greater customer experience resources. These competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards and customer requirements. They may be able to leverage these resources to gain business in a manner that discourages customers from purchasing our offerings, including through selling at zero or negative margins, product bundling, forced product migrations, auto-installation of applications, or closed technology platforms. Potential customers may also prefer to purchase from companies with which they have an existing relationship rather than a new supplier, regardless of product performance or features. Furthermore, we expect that our industry will continue to attract new companies, including smaller emerging companies, which could introduce new offerings. We may also expand into new markets and encounter additional competitors in such markets. These competitive pressures in the markets in which we operate, or our failure to compete effectively, may result in price reductions, fewer customers, reduced revenue, gross profit and gross margins, increased net losses and loss of market share. Any failure to effectively address these factors could significantly and adversely affect our business, financial condition and results of operations.

If we are unable to increase sales of our products and services to new customers, expand the offerings to which our existing customers subscribe, or expand the value of our existing sales, our future revenue and results of operations will be adversely affected.

Our success depends on our ability to sell our products and services to new customers and to expand within our existing customer base by selling products and services for additional offerings to our existing customers and expanding the value of existing customers’ subscriptions, and to do so in a cost-effective manner. Our ability to sell new products and services and expand the value of existing sales depends on a number of factors, including the prices of our offerings and their functionality, the prices of products offered by our competitors, and the budgets of our customers. We also plan to offer an initial trial period for certain of our offerings. To the extent prospective customers utilize this trial period without becoming, or lead others not to become, paying customers, our expenses may increase as a result of associated hosting costs, and our ability to grow our business may be adversely affected. There is no guarantee that such events will translate into new customers.

In addition, a significant aspect of our sales and marketing focus is to expand deployments within existing customers. The rate at which our customers purchase additional offerings and expand the value of their existing offerings depends on a number of factors, including, among other things, customers’ level of satisfaction with our offerings and customer support, the nature and size of the deployments, the desire to address additional use cases, and the availability of, and customers’ awareness of and perceived need for, additional features, integrations, capabilities or other enhancements, as well as general economic conditions. If our customers do not recognize the potential of our offerings, our business would be materially and adversely affected.

If our existing customers do not renew their order of products or subscription to services, or if they renew on terms that are less economically beneficial to us, it could have an adverse effect on our business, financial condition and results of operations.

We expect to derive a significant portion of our revenue from renewals of subscriptions. Customers have no contractual obligation to renew their subscriptions after the completion of their subscription term. Subscriptions for most of our offerings are offered on either an annual or multi-year basis. Our subscriptions may also generally include committed usage amounts. As a result, we cannot provide assurance that customers will renew their subscriptions for a similar contract period or with the same or greater product depth, number of users, functionality or other terms that are equally or more economically beneficial to us, if they renew at all.

Our customers’ renewals may decline or fluctuate as a result of a number of factors, including their satisfaction with our products and our customer support, the frequency and severity of product outages, our product uptime or latency, the pricing of our offering in relation to competing offerings, additional new features, integrations, capabilities or other enhancements that we offer, updates to our products as a result of updates by technology partners, and customers or users no longer having a need for our offerings . Renewal rates may also be impacted by general economic conditions or other factors that reduce customers’ spending levels. If our customers do not renew their subscriptions or renew on terms less economically favorable to us, our revenue may decline or grow less quickly than anticipated, which would adversely affect our business, financial condition and results of operations.

If we fail to meet contractual commitments under our customer agreements, we could be subject to contractual penalties, litigation and other liabilities, and could experience an increase in contract terminations or decrease in contract renewals in future periods, which would lower our revenue, increase our costs and otherwise adversely affect our business, financial condition and results of operations.

Our customer agreements may contain service-level commitments. If we are unable to meet the stated service-level commitments, including failure to meet the uptime and response time requirements under our customer agreements, we may be contractually obligated to provide these customers with service credits, or customers could elect to terminate and receive refunds for prepaid amounts related to unused subscriptions, either of which could significantly affect our revenue in the periods in which the failure occurs and the credits are applied or refunds paid out. In addition, customer terminations or any reduction in renewals resulting from service-level failures could significantly affect both our current and future revenue. We cannot guarantee that we will not experience a material decrease in customer renewals in future periods as additional customers cycle through their subscription terms.

Furthermore, any service-level failures or failure to meet committed delivery schedules and milestones could also create negative publicity and damage our reputation, which may discourage prospective customers from adopting our offerings. In addition, if we modify the terms of our contractual commitments in future customer agreements in a manner customers perceive to be unfavorable, demand for our offerings could be reduced. The occurrence of these or any of the events discussed above could have a significant adverse effect on our business, financial condition, results of operations and cash flow, as well as our ability to grow our business.

We rely on third parties, including third parties outside the United States, for some of our software development, quality assurance, operations, and customer support.

We currently depend on various third parties for some of our software development efforts, quality assurance, operations, and customer support services. Specifically, through our subsidiary Beamr Imaging RU we undertake some of our software development and design, quality assurance, and operations activities using employees and consultants located in Russia. Our dependence on third-parties creates a number of risks, in particular, the risk that we may not maintain development quality, control, or effective management with respect to these business operations. In addition, the Russian invasion of Ukraine, poor relations between the United States and Russia, and sanctions by the United States and the European Union, or the EU, against Russia could have an adverse impact on our third-party software development in Russia. See also “Risk Factors—Risks Related to Our Operations in Russia.” We anticipate that we will continue to depend on these and other third-party relationships in order to grow our business for the foreseeable future. If we are unsuccessful in maintaining existing and, if needed, establishing new relationships with third parties, our ability to efficiently operate existing services or develop new services and provide adequate customer support could be impaired, and, as a result, our competitive position or our results of operations could suffer.

We depend on our management team and other key employees, and the loss of one or more of these employees or an inability to attract and retain highly skilled employees could adversely affect our business.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel, or delays in hiring required personnel, particularly in engineering and sales, may seriously and adversely affect our business, financial condition and results of operations. Although we have entered into employment or consulting agreements with our personnel, their employment is generally for no specific duration. We are also substantially dependent on the continued service of our existing IT personnel because of the complexity of our products.

Our future performance also depends on the continued services and continuing contributions of our senior management team, which includes Sharon Carmel, our founder and Chief Executive Officer, to execute on our business plan and to identify and pursue new opportunities and product innovations. The loss of services of our senior management team, particularly our Chief Executive Officer, could significantly delay or prevent the achievement of our development and strategic objectives, which could adversely affect our business, financial condition and results of operations.

Additionally, the industry in which we operate is generally characterized by significant competition for skilled personnel, as well as high employee attrition. There is currently a high demand for experienced software industry personnel, particularly for engineering, research and development, sales and support positions, and we may not be successful in attracting, integrating and retaining qualified personnel to fulfill our current and future needs. This intense competition has resulted in increasing wages, especially in Israel, where our headquarters is located and most of our research and development positions are located, and in California, where our sales offices are located, which may make it more difficult for us to attract and retain qualified personnel, as many of the companies against which we compete for personnel have greater financial resources than we do. These competitors may also actively seek to hire our existing personnel away from us, even if such employee has entered into a non-compete agreement. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work. For example, Israeli labor courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the protection of a company’s confidential information or other intellectual property, taking into account, among other things, the employee’s tenure, position, and the degree to which the non-compete undertaking limits the employee’s freedom of occupation. We may not be able to make such a demonstration. Also, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or that they have divulged their former employers’ proprietary or other confidential information or incorporated such information into our products, which could include claims that such former employers therefore own or otherwise have rights to their inventions or other work product developed while employed by us.

In addition, in making employment decisions, particularly in the internet and high-technology industries, job candidates often consider the value of the equity they are to receive in connection with their employment. Employees may be more likely to leave us if the shares they own or the shares underlying their equity incentive awards have significantly appreciated or significantly reduced in value. Many of our employees may receive significant proceeds from sales of our equity in the public markets, which may reduce their motivation to continue to work for us and could lead to employee attrition. If we fail to attract new personnel, or fail to retain and motivate our current personnel, our business, financial condition, results of operations and growth prospects could be adversely affected.

If we are not able to maintain and enhance awareness of our brand, especially among companies who store large amounts of video files, our business, financial condition and results of operations may be adversely affected.

We believe that developing and maintaining widespread awareness of our brand, especially with companies who store large amounts of video files, is critical to achieving widespread acceptance of our products and services and attracting new users and customers. Brand promotion activities may not generate user or customer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, we may fail to attract and retain users and customers necessary to realize a sufficient return on our brand-building efforts, and may fail to achieve the widespread brand awareness that is critical for broad customer adoption of our offerings.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity, and entrepreneurial spirit we have worked to foster, which could adversely affect our business.

We believe that our corporate culture, which is based on openness, flexibility, and collaboration, has been and will continue to be a key contributor to our success. We expect to hire aggressively as we expand. If we do not continue to maintain our corporate culture as we grow, we may be unable to foster the innovation, creativity, and entrepreneurial spirit we believe we need to support our growth. The growth and expansion of our business and our transition from a private company to a public company may result in changes to our corporate culture, which could adversely affect our business, including our ability to recruit and retain qualified personnel.

Our failure to offer high quality customer support would have an adverse effect on our business, reputation and results of operations.

Our customers depend on our customer success managers to resolve issues and realize the full benefits relating to our products and services. If we do not succeed in helping our customers quickly resolve post-deployment issues or provide effective ongoing support and education, our ability to renew contracts with, or establish contracts for additional offerings to, existing customers, or expand the value of existing customers’ contracts, would be adversely affected and our reputation with potential customers could be damaged. In addition, most of our existing customers are large enterprises with complex information technology environments and, as a result, require significant levels of support. If we fail to meet the requirements of these customers, it may be more difficult to grow sales or maintain our relationships with them.

Additionally, while growing our need for customer success managers is a key component of our growth strategy, it can take several months to recruit, hire and train qualified engineering-level customer support employees, and we may not be able to hire such resources fast enough to keep up with demand during the relevant time in the future. To the extent that we are unsuccessful in hiring, training and retaining adequate support resources, our ability to provide adequate and timely support to our customers, and our customers’ satisfaction with our products and services, will be adversely affected. Any failure by us to provide and maintain high-quality customer support services would have an adverse effect on our business, reputation and results of operations.

The sales prices of our offerings may change, which may reduce our revenue and gross profit and adversely affect our financial results.

The sales prices for our offerings may be subject to change for a variety of reasons, including competitive pricing pressures, discounts, anticipation of the introduction of new products, promotional programs, general economic conditions, or our marketing, user acquisition and technology costs and, as a result, we anticipate that we will need to change our pricing model from time to time. In the past, we have sometimes adjusted our prices for individual customers in certain situations, and expect to continue to do so in the future. Moreover, demand for our offerings is price-sensitive. Competition continues to increase in the market segments in which we operate, and we expect competition to further increase in the future, thereby leading to increased pricing pressures. Larger competitors with more diverse offerings may reduce the price of offerings that compete with ours or may bundle them with other offerings and provide for free. Similarly, certain competitors may use marketing strategies that enable them to acquire customers more rapidly or at a lower cost than us, or both, and we may be unable to attract new customers or grow and retain our customer base based on our historical pricing. Additionally, currency fluctuations in certain countries and regions may negatively impact actual prices that customers and resellers are willing to pay in those countries and regions. As we develop and introduce new offerings, as well as features, integrations, capabilities and other enhancements, we may need to, or choose to, revise our pricing. There can be no assurance that we will not be forced to engage in price-cutting initiatives or to increase our marketing and other expenses to attract customers in response to competitive or other pressures. Any decrease in the sales prices for our products, without a corresponding decrease in costs, increase in volume or increase in revenue from our other offerings, would adversely affect our revenue and gross profit. We cannot assure you that we will be able to maintain our prices and gross profits at levels that will allow us to achieve and maintain profitability.

Our international operations and expansion expose us to risk.

Our products and services address the needs of customers and end users around the world, and we see continued international expansion as a significant opportunity. For the years ended December 31, 2022 and 2021, we generated approximately 25% and 21% of our revenue, respectively, from customers outside the United States. Our customers, end users, employees and partners are located in a number of different jurisdictions worldwide, and we expect our operations will become increasingly global as our business continues to grow. Our current international operations involve, and future initiatives will also involve, a variety of risks, including:

●	unexpected changes in practices, tariffs, export quotas, custom duties, trade disputes, tax laws and treaties, particularly due to economic tensions and trade negotiations or other trade restrictions;

●	different labor regulations, especially in the EU, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;

●	exposure to many evolving stringent and potentially inconsistent laws and regulations relating to privacy, data protection, and information security, particularly in the EU;

●	changes in a specific country’s or region’s political or economic conditions;

●	risks resulting from any resurgence of the COVID-19 pandemic, or any other pandemic, epidemic or outbreak of infectious disease, including uncertainty regarding what measures the U.S. or foreign governments will take in response;

●	risks resulting from changes in currency exchange rates;

●	challenges inherent to efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs;

●	difficulties in maintaining our corporate culture with a dispersed workforce;

●	risks relating to the implementation of exchange controls, including restrictions promulgated by the United States Department of the Treasury’s Office of Foreign Assets Control, or OFAC, and other similar trade protection regulations and measures in the United States or in other jurisdictions;

●	reduced ability to timely collect amounts owed to us by our customers in countries where our recourse may be more limited;

●	slower than anticipated availability and adoption of cloud infrastructures by international businesses, which would increase our on-premise deployments;

●	limitations on our ability to reinvest earnings from operations derived from one country to fund the capital needs of our operations in other countries;

●	limited or unfavorable—including greater difficulty in enforcing—intellectual property protection; and

●	exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, and similar applicable laws and regulations in other jurisdictions.

If we are unable to address these difficulties and challenges or other problems encountered in connection with our international operations and expansion, we might incur unanticipated liabilities or we might otherwise suffer harm to our business generally.

Currency exchange rate fluctuations and inflation affect our results of operations, as reported in our financial statements.

We report our financial results in U.S. dollars. We collect our revenue primarily in U.S. dollars and NIS. A portion of the cost of revenue, research and development, selling and marketing and general and administrative expenses of our Israeli and Russian operations are incurred in NIS or in Russian Ruble, or RUB. As a result, we are exposed to exchange rate risks that may materially and adversely affect our financial results. If the NIS or RUB appreciates against the U.S. dollar, or if the value of the NIS or RUB decline against the U.S. dollar, at a time when the rate of inflation in the cost of Israeli and Russian goods and services exceed the rate of decline in the relative value of the NIS and RUB, then the U.S. dollar-denominated cost of our operations in Israel and Russia would increase and our results of operations could be materially and adversely affected.

Inflation in Israel compounds the adverse impact of a devaluation of the NIS against the U.S. dollar by further increasing the amount of our Israeli expenses. Israeli inflation may also (in the future) outweigh the positive effect of any appreciation of the U.S. dollar relative to the NIS, if, and to the extent that, it outpaces such appreciation or precedes such appreciation. The Israeli rate of inflation did not have a material adverse effect on our financial condition during 2021 or 2022. Given our general lack of currency hedging arrangements to protect us from fluctuations in the exchange rates of the NIS or the RUB in relation to the U.S. dollar (and/or from inflation of such non-U.S. currencies), we may be exposed to material adverse effects from such movements. We cannot predict any future trends in the rate of inflation in Israel or in Russia or the rate of devaluation (if any) of the U.S. dollar against the NIS or the RUB.

In particular, due to the recent Russian invasion of Ukraine, there has been significant currency rate fluctuations between the U.S. dollar and RUB. We cannot predict any future exchange-rate fluctuations and future trends in the rate of inflation in Israel and Russia and our ability to hedge our exposure to currency exchange rate fluctuations may be limited.

In addition, we use products and services and offer our products and services through cloud services, which may publish different prices in different locations. These differences in prices and locations may impact our costs and margins, and value we bring to our customers.

Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

Our business depends on the economic health of the global economies. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, such as the war between Russia and Ukraine, terrorism or other geopolitical events, our business, operating results and financial condition may be materially adversely affected. Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages and constrained capital spending have at times in the past resulted, and may in the future result, in challenging and delayed sales cycles, slower adoption of new technologies and increased price competition, and could negatively affect our ability to forecast future periods, which could result in an inability to satisfy demand for our products and a loss of market share.

In addition, increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding COVID-19, geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

More recently, the closures of SVB and Signature Bank and their placement into receivership with the FDIC created bank-specific and broader financial institution liquidity risk and concerns. Although the Department of the Treasury, the Federal Reserve and the FDIC jointly released a statement that depositors at SVB and Signature Bank would have access to their funds, even those in excess of the standard FDIC insurance limits, under a systemic risk exception, future adverse developments with respect to specific financial institutions or the broader financial services industry may lead to market-wide liquidity shortages, impair the ability of companies to access near-term working capital needs, and create additional market and economic uncertainty. There can be no assurance that future credit and financial market instability and a deterioration in confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, liquidity shortages, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and also make any necessary debt or equity financing more difficult, more costly, more onerous with respect to financial and operating covenants and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to alter our operating plans. In addition, there is a risk that one or more of our service providers, financial institutions, manufacturers, suppliers and other partners may be adversely affected by the foregoing risks, which could directly affect our ability to attain our operating goals on schedule and on budget.

Increasing scrutiny of, and evolving expectations for, sustainability and environmental, social, and governance, or ESG, initiatives could increase our costs or otherwise adversely impact our business.

Public companies are facing increasing scrutiny related to ESG practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants and other stakeholder groups. With this increased focus, public reporting regarding ESG practices is becoming more broadly expected. Such increased scrutiny may result in increased costs, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition or results of operations. If our ESG practices and reporting do not meet investor or other stakeholder expectations, which continue to evolve, we may be subject to investor or regulator engagement regarding such matters. In addition, new sustainability rules and regulations have been adopted and may continue to be introduced in various states and other jurisdictions. For example, the SEC has published proposed rules that would require companies to provide significantly expanded climate-related disclosures in their periodic reporting, which may require us to incur significant additional costs to comply and impose increased oversight obligations on our management and board of directors. Our failure to comply with any applicable rules or regulations could lead to penalties and adversely impact our reputation, access to capital and employee retention. Such ESG matters may also impact our third-party contract manufacturers and other third parties on which we rely, which may augment or cause additional impacts on our business, financial condition, or results of operations.

Any resurgence of the COVID-19 pandemic could adversely affect our business, financial condition and results of operations.

In December 2019, an outbreak of a novel coronavirus disease, or COVID-19, was first identified and began to spread across the globe and, in March 2020, the World Health Organization declared it a pandemic. This contagious disease spread across the globe and impacted economic activity and financial markets worldwide, including countries in which our end users and customers are located, as well as the United States and Israel where we have business operations. As a result of the COVID-19 pandemic, government authorities around the world ordered schools and businesses to close, imposed restrictions on non-essential activities and required people to remain at home while imposing significant restrictions on traveling and social gatherings.

While COVID-19 has not had a material adverse impact on our operations through the date of this Annual Report, our ability to attract, serve, retain or upsell customers is inherently uncertain and depends on the duration, severity and potential resurgence of the pandemic and its impact on end users, customers and the macroeconomic environment as a whole. Prior to the COVID-19 pandemic, our employees traveled frequently to establish and maintain relationships with one another, as well as our customers, partners, and investors. Although we continue to monitor the situation, any renewed limitations on travel and doing business in person may negatively affect our customer success efforts, sales and marketing efforts, challenge our ability to enter into customer contracts in a timely manner, slow down our recruiting efforts, or create operational or other challenges, any of which could adversely affect our business, financial condition and results of operations.

Furthermore, COVID-19 has disrupted and may continue to disrupt the operations of our customers and technology partners for an indefinite period of time, including as a result of travel restrictions and/or business shutdowns, all of which could negatively impact our business, financial condition and results of operations. More generally, the COVID-19 pandemic has adversely affected economies and financial markets globally, leading to an economic downturn, which could decrease technology spending and adversely affect demand for our offerings and harm our business, financial condition and results of operations. Existing and potential customers may choose to reduce or delay technology investments in response to the COVID-19 pandemic, or attempt to renegotiate contracts and obtain concessions, which may materially and negatively impact our operating results, financial condition and prospects. For example, as a result of COVID-19, we have experienced and expect to continue to experience an increase in the average length of sales cycles to onboard new customers, delays in new projects, and requests by some customers for extension of payment obligations, all of which could materially and adversely impact our business, financial condition and results of operations in future periods. The COVID-19 pandemic has also resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. It is also possible that continued widespread remote work arrangements may have a negative impact on our operations, the execution of our business plans, the productivity and availability of key personnel and other employees necessary to conduct our business, and on third-party service providers who perform critical services for us, or otherwise cause operational failures due to changes in our normal business practices necessitated by the pandemic and related governmental actions. If a natural disaster, power outage, connectivity issue, or other event occurred that impacted our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote working may also result in privacy, data protection, data security, and fraud risks, and our understanding of applicable legal and regulatory requirements, as well as the latest guidance from regulatory authorities in connection with the COVID-19 pandemic, may be subject to legal or regulatory challenge, particularly as regulatory guidance evolves in response to future developments.

It is not possible at this time to estimate the long-term impact that COVID-19 could have on our business, financial condition and results of operations as the impact will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the pandemic, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Even after the COVID-19 pandemic has subsided, we may experience materially adverse impacts to our business as a result of its global economic impact, including any recession that has occurred or may occur in the future.

Risks Related to Information Technology, Intellectual Property and Data Security and Privacy

A real or perceived bug, defect, security vulnerability, error, or other performance failure involving our products and services could cause us to lose revenue, damage our reputation, and expose us to liability.

Our products and services are inherently complex and, despite extensive testing and quality control, have in the past and may in the future contain bugs, defects, security vulnerabilities, errors, or other performance failures, especially when first introduced, or otherwise not perform as intended. Any such bug, defect, security vulnerability, error, or other performance failure could cause damage to our reputation, loss of customers or revenue, order cancellations, service terminations, and lack of market acceptance of our offerings. As the use of our offerings among new and existing customers expands, particularly to more sensitive, secure, or mission critical uses, we may be subject to increased scrutiny, potential reputational risk, or potential liability should our offerings fail to perform as contemplated in such deployments. We have in the past and may in the future need to issue corrective releases of our software to fix these defects, errors or performance failures, which could require us to allocate significant research and development and customer support resources to address these problems. Despite our efforts, such corrections may take longer to develop and release than we or our customers anticipate and expect.

Any limitation of liability provision contained in an agreement with a customer, user, third-party vendor, service provider, or partner may not be enforceable, adequate or effective as a result of existing or future applicable law or judicial decisions, and may not function to limit our liability arising from regulatory enforcement or other specific circumstances. The sale and support of our offerings entail the risk of liability claims, which could be substantial in light of the use of our offerings in enterprise-wide environments. In addition, our insurance against any such liability may not be adequate to cover a potential claim, and may be subject to exclusions, or subject us to the risk that the insurer will deny coverage as to any future claim or exclude from our coverage such claims in policy renewals, increase our fees or deductibles or impose co-insurance requirements. Any such bugs, defects, security vulnerabilities, errors, or other performance failures in our products and services, including as a result of denial of claims by our insurer or the successful assertion of claims by others against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, results of operations and reputation.

If we or our third-party service providers experience a security breach, data loss or other compromise, including if unauthorized parties obtain access to our customers’ data, our reputation may be harmed, demand for our products and services may be reduced, and we may incur significant liabilities.

Our business products and services involve the collection, storage, processing, transmission and other use of data, including certain confidential, sensitive, and personal information. Any security breach, data loss, or other compromise, including those resulting from a cybersecurity attack, phishing attack, or any unauthorized access, unauthorized usage, virus or similar breach or disruption could result in the loss or destruction of or unauthorized access to, or use, alteration, disclosure, or acquisition of, data, damage to our reputation, litigation, regulatory investigations, or other liabilities. These attacks may come from individual hackers, criminal groups, and state-sponsored organizations. If our security measures are breached as a result of third-party action, employee error or negligence, a defect or bug in our offerings or those of our third-party service providers, malfeasance or otherwise and, as a result, someone obtains unauthorized access to any data, including our confidential, sensitive, or personal information or the confidential, sensitive, or personal information of our customers, or other persons, or any of these types of information is lost, destroyed, or used, altered, disclosed, or acquired without authorization, our reputation may be damaged, our business may suffer, and we could incur significant liability, including under applicable data privacy and security laws and regulations. Even the perception of inadequate security may damage our reputation and negatively impact our ability to win new customers and retain and receive timely payments from existing customers. Further, we could be required to expend significant capital and other resources to protect against and address any data security incident or breach, which may not be covered or fully covered by our insurance and which may involve payments for investigations, forensic analyses, regulatory compliance, breach notification, legal advice, public relations advice, system repair or replacement, or other services. In addition, we do not maintain cybersecurity insurance and therefore have no insurance coverage in the event of any breach or disruption of our or our customers’ or service providers’ systems, including any unauthorized access or loss of any personal data that we may collect, store or otherwise process. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or systems, or inappropriate disclosure of confidential or proprietary information, we could incur liability, our competitive position could be harmed and our business, operations, and financial results could be adversely affected.

In addition, part of the process of our solution is replacing our customer’s native image and video files with optimized, compressed files. This process and replacement of files can result in data loss. Additionally, we do not directly control content that our customers store or use in our products. If our customers use our products for the transmission or storage of personal, confidential, sensitive, or other information about individuals and our security measures are or are believed to have been breached as a result of third-party action, employee error, malfeasance or otherwise, our reputation could be damaged, our business may suffer, and we could incur significant liability.

We engage third-party vendors and service providers to store and otherwise process some of our and our customers’ data, including personal, confidential, sensitive, and other information about individuals. Our vendors and service providers may also be the targets of cyberattacks, malicious software, phishing schemes, and fraud. Our ability to monitor our vendors and service providers’ data security is limited, and, in any event, third parties may be able to circumvent those security measures, resulting in the unauthorized access to, misuse, acquisition, disclosure, loss, alteration, or destruction of our and our customers’ data, including confidential, sensitive, and other information about individuals.

Techniques used to sabotage or obtain unauthorized access to systems or networks are constantly evolving and, in some instances, are not identified until after they have been launched against a target. We and our service providers may be unable to anticipate these techniques, react in a timely manner, or implement adequate preventative and mitigating measures. If we are unable to efficiently and effectively maintain and upgrade our system safeguards, we may incur unexpected costs and certain of our systems may become more vulnerable to unauthorized access or disruption. Any of the foregoing could have a material adverse effect on our business, including our financial condition, results of operations and reputation.

Insufficient investment in, or interruptions or performance problems associated with, our technology and infrastructure, including in connection with our Beamr HW-Accelerated Content Adaptive Encoding solution is to be deployed on a public cloud infrastructure, and our reliance on technologies from third parties, may adversely affect our business operations and financial results.

Customers of our offerings will need to be able to access our platform at any time, without interruption or degradation of performance. Our Beamr HW-Accelerated Content Adaptive Encoding solution is to be deployed on a public cloud infrastructure with the goal of providing improved stability, reliability, scalability and elasticity for our offerings. We may discover deficiencies in our design, implementation or maintenance of our Beamr HW-Accelerated Content Adaptive Encoding solution that could adversely affect our business, financial condition and results of operations. Furthermore, we cannot yet know the ultimate impact of this or any similar future event on our customer relationships.

In addition, third-party cloud providers run their own platforms that we access, and we are, therefore, vulnerable to their service interruptions and any changes in their product offerings. Any limitation on the capacity of our third-party hosting services could impede our ability to onboard new customers or expand the usage of our existing customers, which could adversely affect our business, financial condition and results of operations. In addition, any incident affecting our third-party hosting services’ infrastructure that may be caused by cyber-attacks, computer viruses, malware, systems failures or other technical malfunctions, natural disasters, fire, flood, severe storm, earthquake, power loss, telecommunications failures, terrorist or other attacks, protests or riots, and other similar events beyond our control could negatively affect our cloud-based offerings. It is also possible that our customers and regulators would seek to hold us accountable for any breach of security affecting a third-party cloud provider’s infrastructure and we may incur significant liability in investigating such an incident and responding to any claims, investigations, or proceedings made or initiated by those customers, regulators, and other third parties. We may not be able to recover a material portion of such liabilities from any of our third-party cloud providers. It may also become increasingly difficult to maintain and improve our performance and cost, especially during peak usage times, as our processing cost might be higher during peak hours. Moreover, our insurance may not be adequate to cover such liability and may be subject to exclusions. Any of the above circumstances or events may adversely affect our business, financial condition and results of operations.

In the event that our service agreements with our third-party hosting services are terminated, or there is a lapse of service, elimination of services or features that we utilize, interruption of internet service provider connectivity or damage to our providers’ facilities, we could experience interruptions in access to our platform as well as significant delays and additional expense in arranging or creating new facilities and services and/or re-architecting our cloud-based offerings for deployment on a different cloud infrastructure service provider, which could adversely affect our business, financial condition and results of operations. Upon the termination or expiration of such service agreements, we cannot guarantee that adequate third-party hosting services will be available to us on commercially acceptable terms or within adequate timelines from the same or different hosting services providers or at all.

We may also rely on cloud technologies from third parties in order to operate critical functions of our business, including financial management services, relationship management services, and lead generation management services. If these services become unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms or prices, our expenses could increase, our ability to manage our finances could be interrupted, our processes for managing sales of our products and supporting our customers could be impaired, and our ability to generate and manage sales leads could be weakened until equivalent services are identified, obtained, and implemented. Even if such services are available, we may not be able to identify, obtain and implement such services in time to avoid disruption to our business, and such services may only be available on a more costly basis or otherwise less favorable terms. Any of the foregoing could have a material adverse effect on our business, including our financial condition, results of operations and reputation.

Failure to protect our proprietary technology, or to obtain, maintain, protect and enforce sufficiently broad intellectual property rights therein, could substantially harm our business, financial condition and results of operations.

Our success depends to a significant degree on our ability to protect our proprietary technology, methodologies, know-how, and brand. We rely on a combination of trademarks, copyrights, patents, trade secret laws, contractual restrictions, and other intellectual property laws and confidentiality procedures to establish and protect our proprietary rights. However, our competitors or other third parties could reverse engineering our code and use it to create software and service offerings that compete with ours. While software can, in some cases, be protected under copyright law, in order to bring a copyright infringement lawsuit in the United States, the copyright must first be registered. We have chosen not to register any copyrights and rely on trade secret protection in addition to unregistered copyrights to protect our proprietary software. Accordingly, the remedies and damages available to us for unauthorized use of our software may be limited.

Further, the steps we take to protect our intellectual property and proprietary rights may be inadequate. We may not be able to register our intellectual property rights in all jurisdictions where we conduct or anticipate conducting business, and may experience conflicts with third parties who contest our applications to register our intellectual property. Even if registered or issued, we cannot guarantee that our trademarks, patents, copyrights or other intellectual property or proprietary rights will be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. We will not be able to protect our intellectual property and proprietary rights if we are unable to enforce our rights or if we do not detect infringement, misappropriation, dilution or other unauthorized use or violation thereof. If we fail to defend and protect our intellectual property rights adequately, our competitors and other third parties may gain access to our proprietary technology, information and know-how, reverse-engineer our software, and infringe upon or dilute the value of our brand, and our business may be harmed. In addition, obtaining, maintaining, defending, and enforcing our intellectual property rights might entail significant expense. Any patents, trademarks, copyrights, or other intellectual property rights that we have or may obtain may be challenged by others or invalidated through administrative process or litigation. Even if we continue to seek patent protection in the future, we may be unable to obtain further patent protection for our technology. In addition, any patents issued in the future may not provide us with competitive advantages, may be designed around by our competitors, or may be successfully challenged by third parties. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain.

We may be unable to prevent third parties from acquiring domain names or trademarks that are similar to, infringe upon, dilute or diminish the value of our trademarks and other proprietary rights. Additionally, our trademarks may be opposed, otherwise challenged or declared invalid, unenforceable or generic, or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks, which we need in order to build name recognition with customers. If third parties succeed in registering or developing common law rights in such trademarks and we are not successful in challenging such third-party rights, or if our trademark rights are successfully challenged, we may not be able to use our trademarks to commercialize our products in certain relevant jurisdictions.

Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create offerings that compete with ours. Effective patent, trademark, copyright, and trade secret protection may not be available to us in every country in which our products are available. The laws of some countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. As we continue to expand our international activities, our exposure to unauthorized copying and use of our products and proprietary information will likely increase. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon, diluting, misappropriating or otherwise violating our intellectual property rights.

We have devoted substantial resources to the development of our technology, business operations and business plans. We attempt to protect our intellectual property and proprietary information, including trade secrets, by implementing administrative, technical and physical practices, including source code access controls, to secure our proprietary information. We also seek to enter into confidentiality, non-compete, proprietary, and inventions assignment agreements with our employees, consultants and contractors, and enter into confidentiality agreements with other parties, such as licensees and customers. However, such agreements may not be self-executing, and there can be no guarantee that all applicable parties have executed such agreements. No assurance can be given that these practices or agreements will be effective in controlling access to and distribution of our proprietary information, or in providing adequate remedies in the event of unauthorized access or distribution, especially in certain states and countries, including Israel and Russia, that are less willing to enforce such agreements or otherwise provide protection for trade secrets. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products, and in such cases we would not be able to assert trade secret rights against such parties. We also employ individuals who were previously employed at other companies in our field, and our efforts to ensure that such individuals do not use the proprietary information or know-how of others in their work for us may not prevent others from claiming that we or our employees or independent contractors have used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against any such claims. If we are unsuccessful in defending against any such claims, we may be liable for damages or prevented from using certain intellectual property, which in turn could materially adversely affect our business, financial condition or results of operations; even if we are successful in defending against such claims, litigation could result in substantial costs and distract management and other employees.

In order to protect our intellectual property and proprietary rights and to monitor for and take action against any infringement, misappropriation or other violations thereof, we may be required to spend significant resources. Litigation may be necessary to enforce and protect our trade secrets and other intellectual property and proprietary rights, which could be costly, time-consuming, and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Further, our efforts to enforce our intellectual property and proprietary rights may be met with defenses, counterclaims, and countersuits attacking the ownership, scope, validity and enforceability of such rights. Our inability to protect our proprietary technology or our brand against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our offerings or impair their functionality, delay introductions of new offerings, result in our substituting inferior or more costly technologies into our offerings, or injure our reputation. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations and growth prospects.

We could incur substantial costs and otherwise suffer harm as a result of any claim of infringement, misappropriation or other violation of another party’s intellectual property or proprietary rights.

In recent years, there has been significant litigation involving patents and other intellectual property and proprietary rights in the software industry. Our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have. Even a large patent portfolio may not serve as a deterrent to litigation by certain third parties, some of whose sole or primary business is to assert patent claims and some of whom have sent letters to and/or filed suit alleging infringement against us or some of our customers. We could incur substantial costs in prosecuting or defending any intellectual property litigation. If we sue to enforce our rights or are sued by a third party claiming that our offerings infringe, misappropriate or violate their rights, the litigation could be expensive and could divert management attention and resources away from our core business operations. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our ordinary shares.

Any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may require us to do one or more of the following:

●	cease selling or using offerings that incorporate or are otherwise covered by the intellectual property rights that we allegedly infringe, misappropriate or otherwise violate;

●	make substantial payments for legal fees, settlement payments or other costs or damages, including potentially treble damages if we are found liable for willful infringement;

●	obtain a license to sell or use the relevant technology, which may not be available on reasonable terms or at all, may be non-exclusive and thereby allow our competitors and other parties access to the same technology, and may require the payment of substantial licensing, royalty or other fees; or

●	redesign the allegedly infringing offerings to avoid infringement, misappropriation or other violation, which could be costly, time-consuming or impossible.

If we are required to make substantial payments or undertake or suffer any of the other actions and consequences noted above as a result of any intellectual property infringement, misappropriation or violation claims against us or any obligation to indemnify our customers for such claims, such payments, actions and consequences could materially and adversely affect our business, financial condition, results of operations and growth prospects.

We could incur substantial costs and otherwise suffer harm as a result of patent royalty claims, in particular patents related to the implementation of image and video standards

Our products and services decode and encode media files which are compressed using compression methods that are standardized by international standard bodies such as ISO and ITU. These standard compression methods include, for example, JPEG and HEIC for images, and H.264, HEVC, EVC and VVC for video. Some of the algorithms included in these image and video compression standards are covered by patents which are licensed by patent pools, such as MPEG-LA, Access Advance and Velos Media, and by independent patent holders. Depending on the use case and application of these image and video standards in our products and services, we may be required to pay patent royalties to such patent pools and independent patent holders, which might affect our margins and our profitability. Historically, almost all of our products and services have not required such patent royalty payment however as we expand our SaaS offering, we expect to pay such patent royalties in the future. In addition, in order to avoid paying patent royalties, some of our customers may opt to use open source compression standards such as VP9 or AV1, which in turn would require us to support such standards in our products and services, causing additional product development costs due to this fragmentation.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement, misappropriation, violation, and other losses.

Our agreements with customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, misappropriation or violation, damages caused by us to property or persons, or other liabilities relating to or arising from our software, services or other contractual obligations. Large indemnity payments could adversely affect our business, financial condition and results of operations. Although we normally seek to contractually limit our liability with respect to such indemnity obligations, we do not and may not in the future have a cap on our liability in certain agreements, which could result in substantial liability. Substantial indemnity payments under such agreements could harm our business, financial condition and results of operations. Any dispute with a customer or other third party with respect to such obligations could have adverse effects on our relationship with that customer, other existing customers and new customers, and other parties, and could harm our reputation, business, financial condition and results of operations.

We rely on software and services licensed from other parties. The loss of software or services from third parties could increase our costs and limit the features available in our products and services.

Components of our offerings include various types of software and services licensed from unaffiliated parties. If any of the software or services we license from others or functional equivalents thereof were either no longer available to us or no longer offered on commercially reasonable terms, we would be required to either redesign the offerings that include such software or services to function with software or services available from other parties or develop these components ourselves, which we may not be able to do without incurring increased costs, experiencing delays in our product launches and the release of new offerings, or at all. Furthermore, we might be forced to temporarily limit the features available in our current or future products and solutions. If we fail to maintain or renegotiate any of these software or service licenses, we could face significant delays and diversion of resources in attempting to license and integrate functional equivalents. We and our customers may also be subject to suits by parties claiming infringement, misappropriation or other violation of third-party intellectual property or proprietary rights due to the reliance by our solutions on such third-party software and services, such third-party software and services may contain bugs or other errors that cause our own offerings to malfunction, and our agreements with such third parties may not contain any, or adequate, warranties, indemnities or other protective provisions on our behalf. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Other Legal, Regulatory and Tax Matters

Changes in laws and regulations related to the internet, changes in the internet infrastructure itself, or increases in the cost of internet connectivity and network access may diminish the demand for our offerings and could harm our business.

The future success of our business depends upon the continued use of the internet as a primary medium for commerce, communication, and business applications. Federal, state, or foreign governmental bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. The adoption of any laws or regulations that could reduce the growth, popularity, or use of the internet, including laws or practices limiting internet neutrality, could decrease the demand for our offerings, increase our cost of doing business, and adversely affect our results of operations. Changes in these laws or regulations could require us to modify our offerings, or certain aspects of our offerings, in order to comply with these changes. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees, or other charges for accessing the internet or commerce conducted via the internet. These laws or charges could limit the growth of internet-related commerce or communications generally or result in reductions in the demand for internet-based products such as ours. In addition, the use of the internet as a business tool could be harmed due to delays in the development or adoption of new standards and protocols to handle increased demands of internet activity, security, reliability, cost, ease-of-use, accessibility, and quality of service. Further, our platform depends on the quality of our customers’ and end users’ access to the internet.

On June 11, 2018, the repeal of the “net neutrality” rules of the Federal Communications Commission, or the FCC, took effect and returned to a “light-touch” regulatory framework. The prior rules were designed to ensure that all online content is treated the same by internet service providers and other companies that provide broadband services. Additionally, on September 30, 2018, California enacted the California Internet Consumer Protection and Net Neutrality Act of 2018, making California the fourth state to enact a state-level net neutrality law since the FCC repealed its nationwide regulations, mandating that all broadband services in California must be provided in accordance with state net neutrality requirements. The U.S. Department of Justice has sued to block the law going into effect, and California has agreed to delay enforcement until the resolution of the FCC’s repeal of the federal rules. A number of other states are considering legislation or executive actions that would regulate the conduct of broadband providers. We cannot predict whether the FCC order or state initiatives will be modified, overturned, or vacated by legal action of the court, federal legislation or the FCC. With the repeal of net neutrality rules in effect, we could incur greater operating expenses, which could harm our results of operations.

As the internet continues to experience growth in the number of users, frequency of use, and amount of data transmitted, the internet infrastructure that we and our customers and end users rely on may be unable to support the demands placed upon it. The failure of the internet infrastructure that we or our customers and end users rely on, even for a short period of time, could adversely affect our business, financial condition and results of operations. In addition, the performance of the internet and its acceptance as a business tool has been harmed by “viruses,” “worms” and similar malicious programs and the internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the internet is adversely affected by these issues, demand for our offerings could decline.

Internet access is frequently provided by companies that have significant market power and the ability to take actions that degrade, disrupt, or increase the cost of user access to our offerings. As demand for online media increases, there can be no assurance that internet and network service providers will continue to price their network access services on reasonable terms. The distribution of online media requires delivery of digital content files and providers of network access and distribution may change their business models and increase their prices significantly, which could slow the widespread adoption of such services. We could incur greater operating expenses and our customer acquisition and retention could be negatively impacted if network operators:

●	implement usage-based pricing;

●	discount pricing for competitive products;

●	otherwise materially change their pricing rates or schemes;

●	charge us to deliver our traffic at certain levels or at all;

●	throttle traffic based on its source or type;

●	implement bandwidth caps or other usage restrictions; or

●	otherwise try to monetize or control access to their networks.

In order for our services to be successful, there must be a reasonable price model in place to allow for the continuous distribution of digital media files. We have limited or no control over the extent to which any of these circumstances may occur, and if network access or distribution prices rise, our business, financial condition and results of operations would likely be adversely affected.

Failure to comply with anti-bribery, anti-corruption, anti-money laundering laws, and similar laws, could subject us to penalties and other adverse consequences.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, Chapter 9 (sub-chapter 5) of the Israeli Criminal Law, 5737-1977, the Israeli Prohibition on Money Laundering Law, 5760-2000 and other anti-bribery and anti-money laundering laws in countries outside of the United States in which we conduct our activities, such as Russia. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, and their third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector.

We sometimes leverage third parties to sell our offerings and conduct our business abroad. We and our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. We cannot assure you that our employees and agents will not take actions in violation of applicable law, for which we may be ultimately held responsible. As we increase our international sales and business operations, our risks under these laws are likely to increase.

Any actual or alleged violation of the FCPA or other applicable anti-bribery, anti-corruption or anti-money laundering laws could result in whistleblower complaints, sanctions, settlements, prosecution, enforcement actions, fines, damages, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, or suspension or debarment from U.S. government contracts, any of which would adversely affect our reputation, as well as our business, financial condition, results of operations and growth prospects. Responding to any investigation or action would likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. In addition, the U.S. government may seek to hold us liable for successor liability for FCPA violations committed by companies in which we invest or that we acquire.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our results of operations.

The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board, or the FASB, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. Recent actions and public comments from the FASB and the SEC have focused on the integrity of financial reporting and internal controls. In addition, many companies’ accounting policies are being subject to heightened scrutiny by regulators and the public. Further, the accounting rules and regulations are continually changing in ways that could materially impact our financial statements.

We cannot predict the impact of future changes to accounting principles or our accounting policies on our financial statements going forward, which could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of the change. In addition, if we were to change our critical accounting estimates, including those related to the recognition of subscription revenue and other revenue sources, our operating results could be significantly affected.

Changes in U.S. and foreign tax laws could have a material adverse effect on our business, cash flow, results of operations or financial conditions.

We are subject to taxation in several countries, including the United States and Israel; changes in tax laws or challenges to our tax positions could adversely affect our business, results of operations, and financial condition. As such, we are subject to tax laws, regulations, and policies of the U.S. federal, state, and local governments and of comparable taxing authorities in foreign jurisdictions. Changes in tax laws, including the U.S. federal tax legislation enacted in 2017, commonly referred to as the Tax Cuts and Jobs Act of 2017, as well as other factors, could cause us to experience fluctuations in our tax obligations and effective tax rates in the future and otherwise adversely affect our tax positions and/or our tax liabilities. There can be no assurance that our effective tax rates, tax payments, tax credits, or incentives will not be adversely affected by changes in tax laws in various jurisdictions.

The Biden administration has proposed a number of changes to the U.S. tax system. The proposals include changes that would increase U.S. corporate tax rates, impose a corporate minimum book tax, and double the tax rate on and make other tax changes to “global intangible low-taxed income” earned by foreign subsidiaries. Many aspects of the proposals are unclear or undeveloped. We are unable to predict which, if any, U.S. tax reform proposals will be enacted into law, and what effects any enacted legislation might have on our liability for U.S. tax.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could expose us to greater than anticipated tax liabilities.

The tax laws applicable to our business, including the laws of the United States, Israel, Russia, and other jurisdictions, are subject to interpretation, and certain jurisdictions may aggressively interpret their laws in an effort to raise additional tax revenue. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements or our revenue recognition policies, which could increase our worldwide effective tax rate and adversely affect our financial position and results of operations. It is possible that tax authorities may disagree with certain positions we have taken, and any adverse outcome of such a review or audit could have a negative effect on our business, financial condition and results of operations. Further, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are transactions where the ultimate tax determination is uncertain. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our consolidated financial statements and may materially affect our financial results in the period or periods for which such determination is made.

Our corporate structure and intercompany arrangements are subject to the tax laws of various jurisdictions, and we could be obligated to pay additional taxes, which would adversely affect our results of operations.

Based on our current corporate structure, we are subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents. The authorities in these jurisdictions could review our tax returns or require us to file tax returns in jurisdictions in which we are not currently filing, and could impose additional tax, interest, and penalties. These authorities could also claim that various withholding requirements apply to us or our subsidiaries, assert that benefits of tax treaties are not available to us or our subsidiaries, or challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing. The relevant taxing authorities may determine that the manner in which we operate our business does not achieve the intended tax consequences. If such a disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties. Such authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries. Any increase in the amount of taxes we pay or that are imposed on us could increase our worldwide effective tax rate and adversely affect our business, financial condition and results of operations.

We could be required to collect additional sales, use, value added, digital services or other similar taxes or be subject to other liabilities that may increase the costs our customers would have to pay for our offerings and adversely affect our results of operations.

We could be required to collect sales, value added and other similar taxes in a number of jurisdictions. One or more U.S. states or countries may seek to impose incremental or new sales, use, value added, digital services, or other tax collection obligations on us. Further, an increasing number of U.S. states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. Additionally, the Supreme Court of the United States has ruled that online sellers can be required to collect sales and use tax despite not having a physical presence in the state of the customer. As a result, U.S. states and local governments may adopt, or begin to enforce, laws requiring us to calculate, collect, and remit taxes on sales in their jurisdictions, even if we have no physical presence in that jurisdiction. A successful assertion by one or more U.S. states requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some taxes, could result in substantial liabilities, including taxes on past sales, as well as interest and penalties. Furthermore, certain jurisdictions, such as the United Kingdom and France, have recently introduced a digital services tax, which is generally a tax on gross revenue generated from users or customers located in those jurisdictions, and other jurisdictions have enacted or are considering enacting similar laws. A successful assertion that we should have been or should currently be collecting additional sales, use, value added, digital services or other similar taxes in a particular jurisdiction could, among other things, result in substantial tax payments, create significant administrative burdens for us, discourage potential customers from subscribing to our platform due to the incremental cost of any such sales or other related taxes, or otherwise adversely affect our business.

Risks Related to Our Operations in Israel

Political, economic and military conditions in Israel could materially and adversely affect our business.

We have offices in Herzeliya, near Tel Aviv, Israel where our primary operations, research and development, and certain other finance activities are based. In addition, a number of our officers and directors, as well as our founder, are residents of Israel. As of April 15, 2023, we had six full-time and part-time employees in Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, as well as terrorist acts committed within Israel by hostile elements. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired against civilian targets in various parts of Israel, including areas in which our employees, and some of our consultants are located, and negatively affected business conditions in Israel. Any hostilities, armed conflicts, terrorist activities involving Israel or the interruption or curtailment of trade between Israel and its trading partners, or any political instability in the region could adversely affect business conditions and our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Continued hostilities between Israel and its neighbors and any future armed conflict, terrorist activity or political instability in the region could adversely affect our operations in Israel and adversely affect the market price of our ordinary shares. An escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could adversely affect our results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

Israel’s most recent general elections were held on April 9, 2019, September 17, 2019, March 2, 2020, March 23, 2021 and November 1, 2022. In addition, proposed judicial reform has sparked widespread protests across Israel. Uncertainty surrounding future elections and the outcome of the judicial reform in Israel may continue and the political situation in Israel may further deteriorate. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

Our operations could be disrupted as a result of the obligation of certain of our personnel residing in Israel to perform military service.

Many of our officers and employees reside in Israel and may be required to perform annual military reserve duty. Currently, all male adult citizens and permanent residents of Israel under the age of 40 (or older, depending on their position with the Israeli Defense Forces reserves), unless exempt, are obligated to perform military reserve duty annually and are subject to being called to active duty at any time under emergency circumstances. Our operations could be disrupted by the absence for a significant period of one or more of our key officers and employees due to military service. Any such disruption could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to enforce covenants not-to-compete under current Israeli law.

We have non-competition agreements with most of our employees, many of which are governed by Israeli law. These agreements generally prohibit our employees from competing with us or working for our competitors for a specified period following termination of their employment. However, Israeli courts are reluctant to enforce non-compete undertakings of former employees and tend, if at all, to enforce those provisions for relatively brief periods of time in restricted geographical areas and only when the employee has unique value specific to that employer’s business and not just regarding the professional development of the employee. Any such inability to enforce non-compete covenants may cause us to lose any competitive advantage resulting from advantages provided to us by such confidential information.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees and consultants, which could result in litigation and would adversely affect our business.

A significant portion of our intellectual property has been developed by our employees and consultants in the course of their engagement with us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee during the scope of his or her employment relationship with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement stating otherwise. The Patent Law also provides that absent an agreement providing otherwise, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her inventions. Case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration, but rather uses the criteria specified in the Patent Law. Although we generally seek to enter into assignment-of-invention agreements with our employees and consultants pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us, we cannot guarantee that all such agreements are self-executing or have been entered into by all applicable individuals. Even when such agreements include provisions regarding the assignment and waiver of rights to additional compensation in respect of inventions created within the course of their employment or consulting relationship with us, including in respect of service inventions, we cannot guarantee that such provisions will be upheld by Israeli courts, as a result of uncertainty under Israeli law with respect to the efficacy of such provisions. We may face claims demanding remuneration in consideration for assigned inventions, which could require us to pay additional remuneration or royalties to our current and former employees and consultants, or be forced to litigate such claims, which could negatively affect our business.

It may be difficult for investors in the United States to enforce any judgments obtained against us or some of our directors or officers.

The majority of our assets are located outside the U.S. In addition, our officers are nationals and/or residents of countries other than the U.S., and all or a substantial portion of such persons’ assets are located outside the U.S. As a result, it may be difficult for investors to enforce within the United States any judgments obtained against us or any of our non-U.S. officers, including judgments predicated upon the civil liability provisions of the securities laws of the U.S. or any state thereof. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the U.S. Israeli courts may refuse to hear a U.S. securities law claim because Israeli courts may not be the most appropriate forums in which to bring such a claim. Even if an Israeli court agrees to hear a claim, it may determine that the Israeli law, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, certain content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the Israeli law. Consequently, you may be effectively prevented from pursuing remedies under U.S. federal and state securities laws against us or any of our non-U.S. directors or officers.

Our amended and restated articles of association provide that, unless we consent to an alternative forum, the federal district courts of the United States shall be the exclusive forum for resolution of any complaint asserting a cause of action arising under the Securities Act, and under the Courts Law 5744-1984 [consolidated version] (“Courts Law”) the competent courts of Tel Aviv, Israel, shall be the exclusive forum for resolution of substantially all disputes between the Company and its shareholders under the Companies Law and the Israeli Securities Law, which could limit our shareholders’ ability to choose the judicial forum for disputes with us, our directors, shareholders, or other employees.

Section 22 of the Securities Act creates concurrent jurisdiction for U.S. federal and state courts over all such Securities Act actions. Accordingly, both U.S. state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated articles of association provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, and our shareholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provision.

Under the Courts Law, the competent courts of Tel Aviv, Israel, is the exclusive forum for the resolution of (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law, 1968, or the Israeli Securities Law. Such exclusive forum provision is intended to apply to claims arising under Israeli law and does not apply to claims for which the federal courts would have exclusive jurisdiction, whether by law or pursuant to our amended and restated articles of association, as described above.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to the foregoing provisions of our amended and restated articles of association. However, the enforceability of similar forum provisions (including exclusive federal forum provisions for actions, suits, or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our amended and restated articles of association. If a court were to find the exclusive forum provisions contained in our amended and restated articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition, and results of operations.

Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of U.S. federal securities laws or the Companies Law, as applicable, in the types of lawsuits to which they apply, such exclusive forum provisions may limit a shareholder’s ability to bring a claim in the judicial forum of their choosing for disputes with us or any of our directors, shareholders, officers, or other employees, which may discourage lawsuits with respect to such claims against us and our current and former directors, shareholders, officers, or other employees.

Risks Related to Our Operations in Russia

Russia’s invasion of Ukraine and sanctions brought against Russia could disrupt our software development operations in Russia.

In addition to our U.S. and Israel operations, we have operations in Russia through our wholly owned subsidiary, Beamr Imaging RU, and may expand international operations and development in the future. Specifically, we undertake some of our software development and design, quality assurance, and support in Russia using personnel located there. While a majority of our developers are located in Russia, our research and development leadership is located in Israel.

On February 24, 2022, Russia invaded Ukraine. The outbreak of hostilities between the two countries could result in more widespread conflict and could have a severe adverse effect on the region. Following Russia’s actions, various countries, including the U.S., Canada, the United Kingdom, Germany and France, as well as the European Union, issued broad-ranging economic sanctions against Russia. Such sanctions included, among other things, a prohibition on doing business with certain Russian companies, officials and citizens; a commitment by certain countries and the European Union to remove selected Russian banks from the Society for Worldwide Interbank Financial Telecommunications (SWIFT) electronic banking network that connects banks globally; and restrictive measures to prevent the Russian Central Bank from undermining the impact of the sanctions. In response to sanctions, the Russian Central Bank raised its interest rates and banned sales of local securities by foreigners. Russia may take additional counter measures or retaliatory actions in the future. The continuation of these hostilities may result in additional economic and other sanctions against Russia. The potential impact of the conflict and any resulting bans, sanctions and boycotts on companies doing business in Russia is currently uncertain due to the fluid nature of the conflict as it is unfolding and has the potential to result in broadened military actions. The duration of ongoing hostilities and such sanctions and related events cannot be predicted. Uncertainty as to future relations between Russia and the U.S. and other countries in the west, or between Russia and other eastern European countries, may have a negative impact on our operations.

We do not operate in any sectors of the Russian economy that have been targeted by U.S. or EU sanctions and have no reason to believe that we would be targeted by any sanctions in the future. Nonetheless such sanctions and potential responses to such sanctions, including those that may limit or restrict transfer funds into Russia, may in the future significantly affect our ability to pay our personnel based in Russia. In response, we have begun to partially implement a business continuity plan in order to address risks related to the conflict on our personnel, operations and product development that includes alternative payment solutions for personnel in Russia and relocation of certain personnel to territories outside Russia and Belarus on short notice. As of April 15, 2023, some of the Russian employees and contractors of our wholly owned subsidiary in St. Petersburg, Russia have relocated to other countries and we are continuing to monitor the situation with respect to our business continuity plan.

Our operations and presence in Russia is limited. We have no manufacturing operations in Russia and we do not sell any products in Russia and as a consequence we have not derived any revenues from there. To date, none of our investors expressed concern with respect to our operations in Russia and none of our customers terminated or downsized their engagement with us as a result of such operations. Our employees in Russia have not to date experienced any change in their daily ability to perform their tasks. We do not expect Russia or another government to nationalize our assets or operations in Russia. In particular, our primary asset is software that are stored outside of Russia and our products and services are all delivered outside of Russia. In addition, we believe that if we needed to, we would be able to recruit personnel outside Russia without any material interruption to our operations. As a result, we believe that if nationalization were to occur, any impact on our financial statements would be immaterial. Nevertheless, we cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond our control.

Political, military conditions or other risks in Russia could adversely affect our business.

Russia is a federative state consisting of 85 constituent entities, or “subjects.” The Russian Constitution reserves some governmental powers for the Russian Government, some for the subjects and some for areas of joint competence. In addition, eight “federal districts” (“federal’nye okruga”), which are overseen by a plenipotentiary representative of the President, supplement the country’s federal system. The delineation of authority among and within the subjects is, in many instances, unclear and contested, particularly with respect to the division of tax revenues and authority over regulatory matters. For these reasons, the Russian political system is vulnerable to tension and conflict between federal, subject and local authorities. This tension creates uncertainties in the operating environment in Russia, which may prevent us from carrying out our strategy effectively. The risks associated with these events or potential events could materially and adversely affect the investment environment and overall consumer and entrepreneurial confidence in Russia, and our business, prospects, financial condition, hiring ability, and results of operations could be materially and adversely affected.

Furthermore, high levels of corruption reportedly exist in Russia, including the bribing of officials for the purpose of initiating investigations by government agencies. Corruption and other illegal activities could disrupt our ability to conduct our business effectively, and claims that the we are involved in such corruption or illegal activities could generate negative publicity, of which could harm our development, financial condition, results of operations or prospects.

Economic and other risks in Russia could adversely affect our business.

Operating a business in an emerging market such as Russia can involve a greater degree of risk than operating a business in more developed markets.

Over the last two decades, the Russian economy has experienced or continues to experience at various times:

●	significant volatility in its GDP;

●	the impact of international sanctions;

●	high levels of inflation;

●	increases in, or high, interest rates;

●	price volatility in oil and other natural resources;

●	instability in the local currency market;

●	budget deficits;

●	the continued operation of loss-making enterprises due to the lack of effective bankruptcy proceedings;

●	capital flight; and

●	significant increases in poverty rates, unemployment and underemployment.

The Russian economy has been subject to abrupt downturns in the past, including as a result of the invasion of Ukraine, global financial crisis, and, as an emerging market, remains particularly vulnerable to further external shocks and any future fluctuations in the global markets. Any further deterioration in the general economic conditions in Russia (whether or not as a result of the events mentioned above) could have a material adverse effect on the Russian economy and may result in hiring and operational difficulties, as well as potential flight of human capital, which could have a material adverse effect on our business, product development and results of operations.

Legal risks in Russia could materially adversely affect our operations and Russian tax legislation is subject to frequent change.

Among the risks of the Russian legal system are: inconsistencies among laws, presidential decrees, and government and ministerial orders and resolutions; conflicting local, regional and federal laws and regulations; the untested nature of the independence of the judiciary and its sensitivity to economic or political influences; substantial gaps in the regulatory structure due to the delay or absence of implementing legislation; a high degree of discretion on the part of governmental authorities; reported corruption within governmental entities and other governmental authorities; the relative inexperience of judges and courts in interpreting laws applicable to complex transactions; and the unpredictability of enforcement of foreign judgments and foreign arbitral awards. Many Russian laws and regulations are construed in a way that provides for significant administrative discretion in application and enforcement. Unlawful, selective or arbitrary actions of the Russian Government have reportedly included the denial or withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions, and civil claims. Any of the above events may have a material adverse effect on our product development and results of operations.

Despite certain improvements in the taxation system made by the Russian Government over the past decade, Russian tax legislation is still subject to frequent change, varying interpretations, and inconsistent and selective enforcement. There are currently no clear rules for distinguishing between lawful tax optimization and tax evasion. In addition, Russian tax laws do not contain detailed rules on the taxation in Russia of foreign companies. As such, taxpayers often have to resort to court proceedings to defend their position against the Russian tax authorities. However, in the absence of consistent court practice or binding precedents, there is inconsistency amongst court decisions. Further, the possibility exists that the Russian Federation would impose arbitrary or onerous taxes and penalties in the future, which could have a material adverse effect on our product development and results of operations.

Risks Related to Ownership of our Ordinary Shares

The market price for our ordinary shares may be volatile or may decline regardless of our operating performance.

The market price of our ordinary shares may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, many of which are beyond our control, including:

●	actual or anticipated changes or fluctuations in our results of operations;

●	the guidance we may provide to analysts and investors from time to time, and any changes in, or our failure to perform in line with, such guidance;

●	announcements by us or our competitors of new offerings or new or terminated contracts, commercial relationships or capital commitments;

●	industry or financial analyst or investor reaction to our press releases, other public announcements, and filings with the SEC;

●	rumors and market speculation involving us or other companies in our industry;

●	future sales or expected future sales of our ordinary shares;

●	investor perceptions of us and the industries in which we operate;

●	price and volume fluctuations in the overall stock market from time to time;

●	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

●	failure of industry or financial analysts to maintain coverage of us, the issuance of new or updated reports or recommendations by any analysts who follow our company, or our failure to meet the expectations of investors;

●	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

●	litigation involving us, other companies in our industry or both, or investigations by regulators into our operations or those of our competitors;

●	developments or disputes concerning our intellectual property or proprietary rights or our solutions, or third-party intellectual or proprietary rights;

●	announced or completed acquisitions of businesses or technologies, or other strategic transactions by us or our competitors;

●	actual or perceived breaches of, or failures relating to, privacy, data protection or data security;

●	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

●	actual or anticipated changes in our management or our board of directors;

●	general economic conditions and slow or negative growth of our target markets; and

●	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

Furthermore, the stock market has experienced extreme volatility that in some cases has been unrelated or disproportionate to the operating performance of particular companies. These and other factors may cause the market price and demand for our ordinary shares to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise negatively affect the liquidity of our ordinary shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our shareholders were to bring a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

An active trading market for our ordinary shares may not be sustained.

An active public trading market for our ordinary shares may not be sustained. The lack of an active market may impair your ability to sell your ordinary shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your ordinary shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling ordinary shares and may impair our ability to acquire other companies or technologies by using our ordinary shares as consideration.

Our principal shareholders have significant influence over us.

Our principal shareholders each holding more than 5% of our outstanding ordinary shares collectively beneficially own approximately 71% of our outstanding ordinary shares. See “Item 7.A. Major Shareholders”. These shareholders or their affiliates will be able to exert significant influence over us and, if acting together, will be able to control matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, including a merger, consolidation or sale of all or substantially all of our assets and the issuance or redemption of equity interests in certain circumstances. The interests of these shareholders may not always coincide with, and in some cases may conflict with, our interests and the interests of our other shareholders. For instance, these shareholders could attempt to delay or prevent a change in control of our company, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their ordinary shares. This concentration of ownership may also affect the prevailing market price of our ordinary shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in your best interests.

Future sales of substantial amounts of our ordinary shares in the public markets, or the perception that such sales might occur, could reduce the price that our ordinary shares might otherwise attain.

Future sales of a substantial number of shares of our ordinary shares in the public market, particularly sales by our directors, executive officers and significant shareholders, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares and may make it more difficult for you to sell your ordinary shares at a time and price that you deem appropriate.

In addition, we intend to register the offer and sale of all ordinary shares that we may issue from time to time under our equity compensation plans. Once we register these shares, they will be freely tradable in the public market, subject to the volume limitations under Rule 144 of the Securities Act in the case of our affiliates and the lock-up agreements or market stand-off provisions agreed with the representative of the underwriters in connection with our initial public offering on February 28, 2023.

Your ownership and voting power may be diluted by the issuance of additional shares of our ordinary shares in connection with financings, acquisitions, investments, our equity incentive plans or otherwise.

We have 222,000,000 ordinary shares authorized. Subject to compliance with applicable rules and regulations, we may issue ordinary shares or securities convertible into ordinary shares from time to time for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with a financing, acquisition, investment, our equity incentive plans or otherwise. As of April 15, 2023, 12,882,896 ordinary shares were outstanding and we had 1,604,241 ordinary shares issuable upon the exercise of outstanding options at a weighted average exercise price of $1.87 per share, of which 1,142,602 were vested as of such date, warrants to purchase 644,666 ordinary shares and an additional 322,279 ordinary shares reserved for future issuance under our 2015 Plan. See “Item 6.C—Director, Senior Management and Employees—Compensation.” Any additional ordinary shares that we issue, including under our 2015 Plan or other equity incentive plans that we may adopt in the future, or in connection with the exercise of our warrants, would dilute the percentage ownership and voting power held by investors. In the future, we may also issue additional securities if we need to raise capital, including, but not limited to, in connection with acquisitions, which could constitute a material portion of our then-outstanding ordinary shares. Any such issuance could substantially dilute the ownership and voting power of our existing shareholders and cause the market price of our ordinary shares to decline.

Our management team has limited experience managing a public company, and the requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain qualified board members.

As a public company listed in the United States, we incur significant additional legal, accounting, and other expenses. In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and The Nasdaq Stock Market LLC, or Nasdaq, may increase legal and financial compliance costs, and make some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies.

Most members of our management team have no prior experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition of becoming a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. Furthermore, we are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to establish the corporate infrastructure required of a public company and to comply with evolving laws, regulations and standards are likely to divert management’s time and attention away from revenue-generating activities to compliance activities, which may prevent us from implementing our business strategy and growing our business. Moreover, we may not be successful in implementing these requirements. If we do not effectively and efficiently manage our transition into a public company and continue to develop and implement the right processes and tools to manage our changing enterprise and maintain our culture, our ability to compete successfully and achieve our business objectives could be impaired, which could negatively impact our business, financial condition and results of operations.

Additionally, as a public company, we may from time to time be subject to proposals by shareholders urging us to take certain corporate actions. If activist shareholder activity ensues, we may be required to incur additional costs to retain the services of professional advisors, management time and attention will be diverted from our core business operations, and perceived uncertainties as to our future direction, strategy or leadership may cause us to lose potential business opportunities and impair our brand and reputation, any of which could materially and adversely affect our business, financial condition and results of operations.

In addition to increasing our legal and financial compliance costs, the additional rules and regulations described above might also make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors or as members of our senior management team.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We cannot predict whether investors will find our securities less attractive because we intend to rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable.

We have elected to opt out of this extended transition period and, as a result, we are required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Under federal securities laws, our decision to opt out of the extended transition period is irrevocable.

We may take advantage of these provisions until December 31, 2028 or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earlier to occur of: (1) the last day of the fiscal year in which we have total annual gross revenue of $1.235 billion or more; (2) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (3) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these reduced burdens, and therefore the information that we provide holders of our ordinary shares may be different than the information you might receive from other public companies in which you hold equity.

When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our ordinary shares less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

We do not anticipate paying dividends on our ordinary shares in the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the price of our ordinary shares.

We have never declared or paid any cash dividends on our ordinary shares and do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. We anticipate that we will retain all of our available funds and any future earnings for use in the operation and expansion of our business and the repayment of outstanding debt. Any future determination as to the payment of cash dividends will be at the discretion of our board of directors and will depend on, among other things, our business prospects, financial condition, results of operations, current and anticipated cash needs and availability, industry trends and other factors that our board of directors may consider to be relevant. Our ability to pay cash dividends on our ordinary shares in the future may also be limited by the terms of any preferred securities we may issue or financial and other covenants in any instruments or agreements governing any additional indebtedness we may incur in the future. Consequently, investors who purchase ordinary shares may be unable to realize a return on their investment except by selling sell such shares after price appreciation, which may never occur. Our inability or decision not to pay dividends, particularly when others in our industry have elected to do so, could also adversely affect the market price of our ordinary shares.

There can be no assurance that we will not be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended, or the Code), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our market capitalization and the composition of our income, assets and operations, we do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the public price of our ordinary shares, which could fluctuate significantly. In addition, it is possible that the Internal Revenue Service may take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we will not be classified as a PFIC in the current taxable year or in the future. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “U.S. Federal Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ordinary shares. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our ordinary shares. For further discussion, see “Item 10.E—Additional Information—Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies.”

If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each controlled foreign corporation, or CFC, in our group (if any). Because our group includes a U.S. subsidiary, certain of our non-U.S. subsidiaries will be treated as CFCs (regardless of whether or not we are treated as a CFC). A United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by CFCs, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we are or any of our non-U.S. subsidiaries is treated as CFC or whether any investor is treated as a United States shareholder with respect to any such CFC or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The United States Internal Revenue Service has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.

We incur significant increased costs as a result of operating as a public company, and our management is required to devote substantial time to new compliance initiatives.

As a public company whose ordinary shares are listed in the United States, we incur significant legal, accounting and other expenses that we did not incur as a private company. We are subject to the reporting requirements of the Exchange Act, the other rules and regulations of the SEC, and the rules and regulations of Nasdaq and provisions of the Companies Law that apply to public companies such as us. The expenses that are required in order to be a public company are material and compliance with the various reporting and other requirements applicable to public companies require considerable time and attention of management. For example, the Sarbanes-Oxley Act and the rules of the SEC and national securities exchanges have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel devote a substantial amount of time to these compliance initiatives. These rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits on coverage or incur substantial costs to maintain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified personnel to serve on our board of directors, our board committees, or as executive officers.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, beginning as early as our second annual report on Form 20-F for the fiscal year ended December 31, 2023. In addition, we will be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an emerging growth company. Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our shares could decline and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities, which would require additional financial and management resources.

Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. We expect that we will need to continue to improve existing, and implement new operational and financial systems, procedures and controls to manage our business effectively. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors as required under Section 404 of the Sarbanes-Oxley Act. This, in turn, could have an adverse impact on trading prices for our ordinary shares and could adversely affect our ability to access the capital markets.

We have identified a material weakness in our internal control over financial reporting, and we may not be able to successfully implement remedial measures.

We have identified control deficiencies in our financial reporting process that constitute a material weakness related to lack of sufficient internal accounting personnel, segregation of duties, lack of sufficient internal controls (including IT general controls, entity level controls and transaction level controls).

We expect to take a number of measures to address the material weaknesses that have been identified. See “Item 5.E—Operating and Financial Review and Prospects—Critical Account Estimates—Internal Control Over Financial Reporting.” However, we cannot assure you that these measures may fully address the material weaknesses in our internal control over financial reporting or that we may conclude that they have been fully remediated.

We expect to complete our remediation plan within the next 12 months. However, we have not tested the effectiveness of our internal control over financial reporting and cannot assure you that we will be able to successfully remediate this material weakness and, even if we do, we cannot assure you that we will not suffer from other material weaknesses in the future. Except for additional personnel costs, the cost of systems and the costs of our third-party service providers, we do not expect to incur any material costs related to our remediation plan.

Further, there can be no assurance that we will not suffer from other material weaknesses or significant deficiencies in the future. If we fail to remediate these material weaknesses or fail to otherwise maintain effective internal controls over financial reporting in the future, such failure could result in a material misstatement of our annual or quarterly financial statements that would not be prevented or detected on a timely basis and which could cause investors and other users to lose confidence in our financial statements, limit our ability to raise capital and have a negative effect on the trading price of our ordinary shares. Additionally, failure to remediate the material weakness or otherwise maintain effective internal controls over financial reporting may also negatively impact our operating results and financial condition, impair our ability to timely file our periodic and other reports with the SEC, subject us to additional litigation and regulatory actions and cause us to incur substantial additional costs in future periods relating to the implementation of remedial measures.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our ordinary shares.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. See “Item 5 –Operating and Financial Review and Prospects”, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue, and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our ordinary shares.

Unfavorable conditions in our industry or the global economy or reductions in information technology spending could limit our ability to grow our business and negatively affect our results of operations.

Our results of operations may vary based on the impact of changes in our industry and the global economy on us and our customers. Current or future economic uncertainties or downturns could adversely affect our business, financial condition and results of operations. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial, and credit market fluctuations, political turmoil, natural catastrophes, any resurgence of the COVID-19 pandemic, any other pandemic, epidemic or outbreak of infectious disease, warfare, protests and riots, and terrorist attacks on the United States, Europe, the Asia Pacific region, or elsewhere, could cause a decrease in business investments by our customers and potential customers, including spending on information technology, and negatively affect the growth of our business. To the extent our offerings are perceived by customers and potential customers as discretionary, our revenue may be disproportionately affected by delays or reductions in general information technology spending. Also, customers may choose to develop in-house software as an alternative to using our offerings. Moreover, competitors may respond to market conditions by lowering prices. We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry. If the economic conditions of the general economy or markets in which we operate do not improve, or worsen from present levels, our business, financial condition and results of operations could be adversely affected.

The estimates of market opportunity and forecasts of market growth included in this Annual Report may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, or at all.

The estimates of market opportunity and forecasts of market growth included in this Annual Report may prove to be inaccurate. Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including as a result of any of the risks described in this Annual Report.

In addition, the variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable users or companies covered by our market opportunity estimates will purchase our offerings or generate any particular level of revenue for us. In addition, our ability to expand in any of our target markets depends on a number of factors, including the cost, performance, and perceived value associated with our platform and those of our competitors. Even if the markets in which we compete meet the size estimates and growth forecasted in this Annual Report, our business could fail to grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this Annual Report should not be taken as indicative of our future growth.

If industry or financial analysts do not publish research or reports about our business, or if they issue inaccurate or unfavorable research regarding our ordinary shares, the market price and trading volume of our ordinary shares could decline.

The trading market for our ordinary shares is influenced by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts or the content and opinions included in their reports. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our ordinary shares will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. In the event we obtain industry or financial analyst coverage, if any of the analysts who cover us issues an inaccurate or unfavorable opinion regarding our company, the market price of our ordinary shares would likely decline. In addition, the share prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance they have publicly announced or the expectations of analysts and investors. If our financial results fail to meet, or significantly exceed, our announced guidance or the expectations of analysts or investors, analysts could downgrade our ordinary shares or publish unfavorable research about us. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, our visibility in the financial markets could decrease, which in turn could cause the market price or trading volume of our ordinary shares to decline.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a leading innovator of video encoding, transcoding and optimization solutions that enable high quality, performance, and unmatched bitrate efficiency for video and images. With our Emmy®-winning patented technology and award-winning services, we help our customers realize the potential of video encoding and media optimization to address business-critical challenges. Our customers include tier one OTT, content distributors, video streaming platforms, and Hollywood studios who rely on our suite of products and expertise to reduce the cost and complexity associated with storing, distributing and monetizing video and images across devices.

At the heart of our patented optimization technology is the proprietary Beamr quality measure, or BQM, that is highly correlated with the human visual system. BQM is integrated into our content adaptive bitrate, or CABR, system which together maximizes quality and removes visual redundancies resulting in a smaller file size. The BQM has excellent correlation with subjective results, confirmed in testing under ITU BT.500, an international standard for rigorous testing of image quality. The perceptual quality preservation of CABR has been repeatedly verified using large scale crowd-sourcing based testing sessions, as well as by industry leaders and studio “golden eyes”.

We currently license three core video and image compression products that help our customers use video and images to further their businesses in meaningful ways: (1) a suite of video compression software encoder solutions including the Beamr 4 H.264 encoder, Beamr 4X H.264 content adaptive encoder, Beamr 5 HEVC encoder and the Beamr 5X HEVC content adaptive encoder, (2) Beamr JPEGmini photo optimization software solutions for reducing JPEG file sizes, and (3) Beamr Silicon IP block, a hardware solution for integration into dedicated video encoding ASICs, GPUs, and application processors.

Our current product line is mainly geared to the high end, high quality media customers and we count among our enterprise customers Netflix, Snapfish, ViacomCBS, Wowza, Microsoft, VMware, Genesys, Deluxe, Vimeo, Encoding.com, Citrix, Walmart, Photobox, Antix, Dalet, and other leading media companies using video and photo solutions. Due to the high cost and complexity of deploying our existing software solutions and the long sales lead times, we have a made a strategic decision to focus our resources on the development and commercialization of our next-generation product, the Beamr HW-Accelerated Content Adaptive Encoding solution, a SaaS solution that is designed, based on our own internal testing, to be up to 10x more cost efficient than our existing software-based solutions, resulting in reduced media storage, processing and delivery costs.

Our legal and commercial name is Beamr Imaging Ltd. We were incorporated in Israel on October 1, 2009 under the name I.C.V.T Ltd. On January 11, 2015, we changed our name to Beamr Imaging Ltd.

We have two wholly owned subsidiaries: Beamr, Inc. and Beamr Imaging RU LLC. Beamr, Inc. is our wholly owned subsidiary incorporated in 2012 in the State of Delaware. Beamr, Inc. is engaged in reselling our software and products in the U.S. and Canada. Beamr Imaging RU LLC is our wholly owned subsidiary, a limited Russian partnership formed in 2016. Beamr Imaging RU LLC is engaged in research and development for us.

In addition, we previously had a wholly owned subsidiary, Beamr UK Ltd, which was incorporated in 2017 in England. Beamr UK Ltd was engaged in reselling our software and products in the U.K. Beamr UK Ltd was dissolved in May 2020.

On February 27, 2023, our ordinary shares were approved for trading on the Nasdaq Capital Market under our ticker symbol “BMR” and began trading at the open of market on February 28, 2023. Upon listing of our ordinary shares in our initial public offering on February 28, 2023, we effected a reverse share spit at a ratio of 1-for-5.

Our principal office is located at 10 HaManofim Street, Herzeliya, 4672561, Israel, and our telephone number is +1-888-520-8735. Our primary internet address is https://beamr.com/. None of the information on our website is incorporated by reference herein. Our wholly-owned subsidiary, Beamr, Inc., serves as our agent for service of process in the United States for certain limited matters, and its address is 16185 Los Gatos Blvd, Ste 205, Mailbox 12, Los Gatos, CA 95032.

We use our website (https://beamr.com/) as a channel of distribution of Company information. The information we post on our website may be deemed material. Accordingly, investors should monitor our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. The contents of our website are not, however, a part of this Annual Report.

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as implemented under the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from reporting requirements that generally apply to public companies, including the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, compliance with new standards adopted by the Public Company Accounting Oversight Board which may require mandatory audit firm rotation or auditor discussion and analysis, exemption from say on pay, say on frequency, and say on golden parachute voting requirements, and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We will be an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $ $1.235 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of the ordinary shares pursuant to an effective registration statement (i.e., December 31, 2028), (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt, or (iv) the date on which we are deemed a “large accelerated filer” as defined in Regulation S-K under the Securities Act, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30th.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

B. Business Overview

Overview

We are a leading innovator of video encoding, transcoding and optimization solutions that enable high quality, performance, and unmatched bitrate efficiency for video and images. With our Emmy®-winning patented technology and award-winning services, we help our customers realize the potential of video encoding and media optimization to address business-critical challenges. Our customers include tier one OTT, content distributors, video streaming platforms, and Hollywood studios who rely on our suite of products and expertise to reduce the cost and complexity associated with storing, distributing and monetizing video and images across devices.

At the heart of our patented optimization technology is the proprietary Beamr quality measure, or BQM, that is highly correlated with the human visual system. BQM is integrated into our content adaptive bitrate, or CABR, system which together maximizes quality and removes visual redundancies resulting in a smaller file size. The BQM has excellent correlation with subjective results, confirmed in testing under ITU BT.500, an international standard for rigorous testing of image quality. The perceptual quality preservation of CABR has been repeatedly verified using large scale crowd-sourcing based testing sessions, as well as by industry leaders and studio “golden eyes”.

We currently license three core video and image compression products that help our customers use video and images to further their businesses in meaningful ways: (1) a suite of video compression software encoder solutions including the Beamr 4 H.264 encoder, Beamr 4X H.264 content adaptive encoder, Beamr 5 HEVC encoder and the Beamr 5X HEVC content adaptive encoder, (2) Beamr JPEGmini photo optimization software solutions for reducing JPEG file sizes, and (3) Beamr Silicon IP block, a hardware solution for integration into dedicated video encoding ASICs, GPUs, and application processors.

Our current product line is mainly geared to the high end, high quality media customers and we count among our enterprise customers Netflix, Snapfish, ViacomCBS, Wowza, Microsoft, VMware, Genesys, Deluxe, Vimeo, Encoding.com, Citrix, Walmart, Photobox, Antix, Dalet, and other leading media companies using video and photo solutions. Due to the high cost and complexity of deploying our existing software solutions and the long sales lead times, we have a made a strategic decision to focus our resources on the development and commercialization of our next-generation product, the Beamr HW-Accelerated Content Adaptive Encoding solution, a SaaS solution that is designed, based on our own internal testing, to be up to 10x more cost efficient than our existing software-based solutions, resulting in reduced media storage, processing and delivery costs.

We are currently collaborating with NVIDIA, a multinational technology company and a leading developer of GPUs, with an annual revenue of $26.9 billion for the fiscal year 2022, to develop the Beamr HW-Accelerated Content Adaptive Encoding solution, the world’s first GPU accelerated encoding solution powered with our CABR, which will allow fast and easy end-user deployment combined with superior video compression rates. Upon completion, our CABR software will execute directly on NVIDIA GPU cores and interact with the NVIDIA video accelerator encoder known as NVENC. NVIDIA NVENC is a high-quality, high-performance hardware video encoder that is built into most NVIDIA GPUs. NVENC offloads video encoding to hardware, and provides extreme performance for applications such as live video encoding, cloud gaming and cloud storage. NVIDIA GPUs with NVENC are available on all major cloud platforms.

As planned, the first version of the integrated video optimization engine was released at the end of the first quarter of 2023. Following this, we plan to build out the cloud based SaaS platform and test it with beta customers in the third quarter of 2023. Following that, we plan to commercially launch the first release of our cloud based Beamr HW-Accelerated Content Adaptive Encoding solution in the first quarter of 2024 and expect that following release, end-users of the solution will enjoy significant end-user storage and networking cost savings. Using the Beamr HW-Accelerated Content Adaptive Encoding solution will potentially reduce their return on investment for storage optimization to approximately four months, compared to approximately two years with our existing software encoder solutions.

BEFORE
OPTIMIZATION
3.5 Gigabyte
AFTER
OPTIMIZATION
2.1 Gigabyte
UP TO
10X
FASTER

BEAMR
POWERING CLOUD VIDEO STORAGE

SAVE UP TO 50% OF VIDEO STORAGE COSTS

BEFORE
AFTER

BEAMR IMAGING

Our Business Strengths

We believe that the following business strengths differentiate us from our competitors and are key to our success:

●	We are a recognized video compression market leader. In January 2021 we were recognized with an Emmy® Award for the “Development of Open Perceptual Metrics for Video Encoding Optimization” and in November 2021 we won the Seagate Lyve Innovator of the Year competition. We have over 50 patents, and count among our customers leading content distributors including Netflix, ViacomCBS and Wowza Media Systems.

●	Strong value proposition. We believe our existing video compression encoding solutions are among the fastest software video encoders on the market and provide a lower total cost-of-ownership to our customers by reducing media storage, processing and delivery costs. Upon release of our next generation SaaS solution, the Beamr HW-Accelerated Content Adaptive Encoding, we believe that its performance will be up to 10x more cost efficient than our existing software-based solutions, resulting in even greater reduced, based on our own internal testing, media storage, processing and delivery costs.

●	Partnering with leading technology giants to enable the adoption of our video compression solutions. We offer industry proven video optimization solutions and are collaborating in product development with industry giants such as NVIDIA and Allegro DVT that provide incremental improvements to existing products without having to reinvent the wheel.

●	Core technology is powered by proprietary content-adaptive quality measure. Our CABR technology, built over our proprietary BQM, achieves maximal compression of the video input while maintaining the input video resolution, format, and visual quality. The CABR powers our existing video compression encoders as well as our next generation Beamr HW-Accelerated Content Adaptive Encoding in development. The BQM has excellent correlation with subjective results, confirmed in testing under ITU BT.500, an international standard for rigorous testing of image quality. The perceptual quality preservation of CABR has been repeatedly verified using large scale crowd-sourcing based testing sessions, as well as by industry leaders and tier one Hollywood studios “golden eyes”.

●	Our management team has experience building and scaling software companies. Our visionary and experienced management team with best-in-class research and development, or R&D, capabilities and in-depth industry backgrounds and experiences has been leading us since our inception. Members of our senior leadership team have held senior product, business and technology roles at companies such as Scitex, Kodak, Comverse, IBM and Intel. Sharon Carmel, our founder and Chief Executive Officer is a serial entrepreneur with a proven track record in the software space having co-founded Emblaze (LON: BLZ) which developed the Internet’s first vector-based graphics player, preceding Macromedia Flash, and BeInSync, which developed P2P synchronization and online backup technologies, and was acquired in 2008 by Phoenix Technologies (NASDAQ: PTEC).

●	Ongoing customer-driven development. Through our account managers, support teams, product development teams and regular outreach from senior leadership, we solicit and capture feedback from our customer base for incorporation into ongoing enhancements to our solutions. We regularly provide our customers with enhancements to our products.

BEAMR

PERCEPTUAL QUALITY MEASURE

HIGHLY CORRELATED WITH THE HUMAN VISUAL SYSTEM
ENABLES REDUCING VIDEO STORAGE SIZE BY
REMOVING VISUAL REDUNDANCIES

BEAMR IMAGING

Our Market Opportunity

According to Fortune Business Insights, the global cloud video storage market is projected to grow from $7.3 billion in 2021 to $13.5 billion in 2025 and to $20.9 billion by 2028, at a compound annual growth rate, or CAGR, of 16% during the forecast period.

The fact that the video data is often required to be stored and accessed forever cannot be ignored for long periods. This brings about the problem of lifetime costs associated with the efficient storing and managing of data. While the upfront cost might appear manageable but over a period, the rise in data volumes might require organizations to result in the need to pay more in the future to keep the data in the cloud. In today’s environment, with deployment of media and entertainment, user generated content, enterprise video, agricultural technology, or AgTech, and industrial solutions, autonomous vehicles, surveillance and smart cities, we believe that the usage of video and its storage on public cloud platforms is expected to increase exponentially and we believe existing solutions are not suitable for large volume storage optimization.

MEDIA &
ENTERTAINMENT
UGC
AI
PUBLIC
SAFTEY
AUTONOMOUS
VEHICLES
GOVERNMENT
ENTERPRISE
SMART
CITY

CLOUD VIDEO STORAGE
WAS $7B IN 2021
EXPECTED TO REACH $13B
IN 2025 AT 16% CAGR

BEAMR IMAGING

Our Growth Strategies

We intend to pursue the following growth strategies:

●	Complete development and gain broad market acceptance for our SaaS solution. We are collaborating with NVIDIA in the development of our next generation product, the Beamr HW-Accelerated Content Adaptive Encoding. Upon release, we believe it will provide a simple, easily deployable, fast, scalable, low cost and best-in-class video optimization solution resulting in reduced media storage, processing and delivery costs. We plan to make our next generation SaaS solution available through public cloud services such as AWS, Azure and GCP allowing us to potentially access and acquire large numbers of new customers with relatively low sales investment. According to Canalys estimates, these three cloud service providers accounted for 61% of the total cloud spend in the third quarter of 2021.

●	Expand business growth through collaborations and partnerships with industry-leading solution providers in new verticals. We are currently collaborating with NVIDIA and plan to expand our collaborations to develop further market-leading products. We believe that our hardware-accelerated CABR powered video optimization solutions have broad application to a wide array of verticals including UGC, public safety, smart cities, education, enterprise, autonomous vehicles, government and media and entertainment.

●	Continue to innovate and develop new products and features. We continue to invest in research and development to enhance our product offerings and release new products and features. We maintain close relationships with our customer base who provide us with frequent and real-time feedback, which we leverage to rapidly update and further improve our products.

●	Selectively Pursue Acquisitions and Strategic Investments. While we have not identified any specific targets, we plan to selectively pursue acquisitions and strategic investments in businesses and technologies that strengthen our products, enhance our capabilities and/or expand our market presence in our core vertical markets. In 2016, we acquired Vanguard Video, a leading developer of software encoders.

Our CABR System

At the heart of our patented optimization technology is the proprietary BQM, a novel, efficient and reliable quality evaluation algorithm which is highly correlated with the human vision system. The CABR technology, with the BQM at its core, allows encoders to make smarter, quality driven, encoding decisions. CABR is a closed-loop content-adaptive rate control mechanism enabling video encoders to lower the bitrate of their encode, while simultaneously preserving the perceptual quality of the higher bitrate encode. An integrated CABR encoding solution consists of a video encoder and the CABR rate control engine. The CABR engine comprises the CABR control module responsible for managing the optimization process and a module which evaluates video quality. The video encoder first encodes a frame using a configuration based on its regular rate control mechanism, resulting in an initial encode. Then, Beamr’s CABR rate control instructs the encoder to encode the same frame again with various values of encoding parameters, creating candidate encodes. Using the BQM, each candidate encode is compared with the initial encode, and then the best candidate is selected and placed in the output stream. The best candidate is the one that has the lowest bitrate but still has the same perceptual quality as the initial encode. Due to very efficient control algorithms, only approximately 1.5-2 iterations are required on average to find the best candidate. Combined with the real-time oriented design of BQM, and the possibility to reuse encoding decisions from the initial encode, the impact on overall performance is quite manageable.

The following is a depiction of the CABR system showing how the BQM interacts with a video encoder.

In testing, BQM demonstrated higher correlation with subjective results than other quality measures such as PSNR and SSIM. In user testing, under ITU BT.500, an international standard for testing image quality, the correlation of our BQM with subjective (human) results was, in our opinion, very high.

Beamr’s CABR technology was integrated as a new rate control mechanism into our software H.264 and HEVC encoders. With regular VBR encoding, the user of the encoder sets a target bitrate, and the resulting bitrate of the encoded video will be that target bitrate. With CABR encoding, the user also sets a target bitrate, but the resulting bitrate of the encoded video will be lower than that target. The video will be encoded to the lowest possible bitrate that is still perceptually identical to a VBR encode at that target bitrate. CABR with BQM can also be used to optimize an input video stream, by removing redundancies and creating an equivalent, lower bitrate, perceptually identical output video stream.

As seen in the two graphs below, for VBR encoding the actual average bitrate of the encoded clip is very similar to the requested target bitrate. For CABR encoding, the actual bitrate of the encoded clips is lower than the requested target bitrate. The difference between the requested target bitrate (dotted line) and the actual encoded CABR bitrate (blue line) is the bitrate savings. As seen in the graphs, the bitrate savings increase as the target bitrate increases, since for higher target bitrates there is more redundancy present in the encoded stream, redundancy which CABR removes.

Ultimately, Beamr’s CABR system enables the bitrate of video files to be reduced by up to 50% over the current state of the art standard compliant block based encoders, without compromising image quality, bitstream standard compliance or changing the artistic intent. We believe that a source video and a Beamr-optimized video viewed side-by-side will look exactly the same to the human eye.

Beamr has integrated the CABR engine into its AVC software encoder, Beamr 4, and into its HEVC software encoder, Beamr 5. Similarly, the CABR engine can be integrated with any software or hardware video encoder, supporting any block-based video standard such as AVC (the most popular video standard supported on almost all end user devices), HEVC (the leading 4K video standard available on almost all 4K televisions), and AV1 (the emerging royalty-free standard led by Google, Apple, Microsoft, Intel and many others which is used on Netflix, Youtube and Vimeo). In addition, CABR with BQM can be used to optimize an input video stream, by removing redundancies and creating an equivalent, lower bitrate, perceptually identical output video stream.

Our Product Offerings

Our Next-Generation SaaS Product: Beamr HW-Accelerated Content Adaptive Encoding

We are currently collaborating with NVIDIA, a leading developer of GPUs, to develop the world’s first GPU accelerated encoding solution that would allow fast and easy end-user deployment combined with superior video compression rates powered with our CABR rate control and BQM quality measure.

Our BQM quality measure software will execute directly on NVIDIA GPU cores and interact with the NVIDIA video accelerator encoder known as NVENC. NVIDIA NVENC is a high-quality, high-performance hardware video encoder that is built into most NVIDIA GPUs. NVENC offloads video encoding to hardware, and provides extreme performance for applications such as live video encoding, cloud gaming and cloud storage. NVIDIA GPUs with NVENC are available on all major cloud platforms.

Our current product line of CABR software encoders run on the CPU. In proof of concept tests with both Intel and NVIDIA, we have demonstrated that when our CABR is offloaded from the CPU to the GPU, the cost/performance ratio is up to 10x better than on the CPU.

To accommodate Beamr’s content-adaptive GPU accelerated encoding solution, NVIDIA is currently modifying the API of the NVENC. On March 27, 2023, we announced that our content adaptive technology officially support NVIDIA GPU acceleration, which was a major milestone for us. We are also in advanced stages of porting the CABR to run on the GPU, and once completed, we will be able to use the NVENC as the video encoder for CABR, offloading CABR-based video encoding from the CPU to the GPU enabling low-cost, high resolution, real time CABR encoding.

Upon release, we believe the Beamr HW-Accelerated Content Adaptive Encoding solution will provide a simple, easily deployable, fast, scalable, low cost and best-in-class video optimization solution resulting in reduced media storage, processing and delivery costs. We initially plan to offer our Beamr HW-Accelerated Content Adaptive Encoding solution as a SaaS offering through public cloud data services that utilize NVIDIA GPUs (e.g., AWS, Microsoft Azure, GCP) allowing us to potentially access and acquire large numbers of new customers with relatively low sales investment.

We initiated the collaboration with NVIDIA on developing the Beamr HW-Accelerated Content Adaptive Encoding solution in January 2021. Our collaboration with NVIDIA is based on a mutual development program that is in advanced stages and that has been approved at senior levels at NVIDIA. While our collaboration has not been reduced to a written agreement, we believe that NVIDIA has a commercial incentive to complete the development and deploy the software update that enables the CABR powered NVENC because of the superior video compression rates of the NVENC when combined with our CABR solution. Since commencing the collaboration, we have successfully completed the following steps: (i) demonstrated proof of concept; (ii) jointly defined the required frame-level APIs that enable our CABR system to determine the optimal tradeoff between bitrate and quality; (iii) NVIDIA has approved the plan of record; (iv) NVIDIA completed delivery of the first version of the APIs; (v) we verified implementation of the APIs that result in significant reduction of the bitrate of video streams; (vi) in December 2022, we received a pre-final implementation from NVIDIA showing major progress, an indication that the work is close to completion and (vii) on March 23, 2023, the first General Availability (GA) of the API was public release by NVIDIA.

As planned, the first version of the integrated video optimization engine was released at the end of the first quarter of 2023. Following this, we plan to build out the cloud based SaaS platform and test it with beta customers in the third quarter of 2023. Following that, we plan to commercially launch the first release of our cloud based Beamr HW-Accelerated Content Adaptive Encoding solution in the first quarter of 2024 and expect that following release, end-users of the solution will enjoy significant end-user storage and networking cost savings. Using the Beamr HW-Accelerated Content Adaptive Encoding solution will potentially reduce their return on investment for storage optimization to approximately four months, compared to approximately two years with our existing software encoder solutions.

Below is a depiction of how we expect the end-user dashboard of the Beamr HW-Accelerated Content Adaptive Encoding to look.

Following integration into the NVIDIA GPU, we believe the Beamr HW-Accelerated Content Adaptive Encoding solution will provide the following key benefits including:

●	Attractive return on investment. The Beamr HW-Accelerated Content Adaptive Encoding solution will be available at an accessible price point in which we estimate it will reduce the return on investment for storage optimization to approximately four months, compared to approximately two years with our existing software solutions.

●	Fast set-up. The Beamr HW-Accelerated Content Adaptive Encoding solution will be deployable in a self-service (one-click) installation process within minutes without any specialized hardware or need to download third-party software, allowing new users to quickly derive value without any specialized training or heavy implementation or customization.

●	Easy to use. The Beamr HW-Accelerated Content Adaptive Encoding solution will have an intuitive interface that can be easily navigated by even first-time users. Our solution removes the need for video-specific expertise and high-touch user support and troubleshooting.

●	Cloud agnostic and scalable. Our Beamr HW-Accelerated Content Adaptive Encoding solution is highly scalable and designed to be deployable across all environments employing NVIDIA GPUs, including public cloud, private cloud, on-premise and multi-cloud hybrid environments.

●	Security. By using public cloud platforms best security practices, we address our customers security concerns.

●	Reducing carbon footprint. Smaller video files means less disk space occupied and smaller files transferred over the network from one place to another. This in turn results in lower energy consumption, which we believe is going to be an accelerator for our service adoption.

Using our content adaptive bit rate solution, we estimate end users will be able to save up to 50% of their video storage costs and an average of 30% in their cost of video public cloud storage, which, based on 2020 amounts, according to Fortune Business Insights, currently stands at $9 billion.

Video Compression Software Encoder Solutions

Beamr 4 AVC Encoder

Beamr4 is our fully standard compliant AVC (H.264) video encoder. This encoding standard is still the primary format used in video applications across the market. While the decoder and bitstream are fully defined by the standard, video coding standards do not define the encoder, and this is completely up to the implementation ingenuity. At Beamr we have spent many years perfecting our encoder, resulting in an efficient, high performance, high quality AVC encoder, which enables using less computation to achieve the same compression efficiency as competing implementations. (Compression efficiency is defined by how much you can compress the video to obtain a target quality, or vice-versa, what quality can be obtained at a specified bitrate, The higher the compression efficiency, the less bits are needed for a certain quality level). Beamr4 has an extensive API enabling deep control of the encoder configuration to maximize the benefit for each and every application or use case, and our support team is available to help users find the best setup for their specific needs.

Beamr 5 HEVC Encoder

Beamr5 is our fully standard compliant HEVC (H.265) video encoder. This encoding standard is the primary format used today for high resolution (4K, 8K) and premium quality encoding of 10 and 12 bit and High-Dynamic-Range content. Once again, only the decoder and bitstream are defined by the standard, and encoders can differ quite significantly in how well they perform the encoding and utilize the advanced tools available in HEVC to obtain maximum compression efficiency without incurring prohibitive performance costs. An important factor in supporting live encoding is to be able to reach very good parallelization of the encoding tasks. This is not easy in video encoding which is very serial, and unevenly distributed by nature. At Beamr we have developed a unique architecture for the encoder, which enables very efficient deep parallelization making the best concurrent use of all available cores, enabling the world’s first live 8K HEVC encoder. In addition, Beamr5 is one of the few HEVC codecs that has wide support for HDR and can be used in conjunction with Dolby Vision, HDR10 and HLG - various HDR formats used around the globe. Beamr5 also has an extensive API enabling deep control of the encoder configuration to maximize the benefit for each and every application or use case, and our support team is always available to help users find the best setup for their specific needs.

Beamr 4X AVC Content Adaptive Encoder

Beamr4x is achieved by adding our Content Adaptive Bit-Rate rate control, to Beamr4. Video encoders generally operate either in a bit-rate driven mode, such as VBR (Variable Bit-Rate), or in a quality driven mode. The new mode introduced in Beamr4x, enables encode that is bit-rate driven, but where any bits that are redundant for the perceptual quality of the video are swiftly removed. This is done by first compressing the video frame according to the bit-rate considerations. Then, for each frame, more aggressive compression is applied, reducing the frame size in bits to the maximal extent that is possible without compromising perceptual quality of this video frame. This is done using our novel, award winning quality measure, which can reliably report the perceptual quality of the reduced size frame, relative to the initial encode, and make sure we get to the best compression point. While this may sound like a difficult problem to solve for each frame, using our sophisticated search algorithm, we actually guess the correct compression point on the first try more often than not, and on average require less than two attempts per frame. The resulting bitstream has the same perceptual quality as the VBR encode to target bitrate would have, while offering significant bitrate savings for many use cases.

Beamr 5X HEVC Content Adaptive Encoder

Similarly, Beamr 5x combines Beamr 5 with CABR, enabling HEVC encoding with significant bitrate savings.

JPEGMini Photo Optimization Solutions

JPEGmini is a patented photo recompression technology, which significantly reduces the size of photographs without affecting their perceptual quality. JPEGmini is fully compliant with the JPEG standard, resulting in files that are fully compatible with any browser, photo software or device that support the standard JPEG format.

JPEGmini is capable of reducing the file size of standard JPEG photos by up to 50%, while the resulting photos are visually identical to the original photos. The JPEGmini algorithm imitates the perceptual qualities of the human visual system, ensuring that each photo is compressed to the maximum extent possible by removing redundancies, without creating any visual artifacts in the process. This enables fully automatic, maximal compression of photos with no human intervention required. JPEGmini has also been successfully tested with artificial intelligence/machine learning image sets in which a reduction of storage cost of up to 50% was obtained, without compromising classification and detection accuracy.

Silicon IP

Our CABR technology, which has been integrated with Beamr software codecs to create Beamr4x and Beamr5x, has also been implemented as a silicon IP design, which can be integrated with any HW video encoder, such as our collaboration with Allegro DVT, a leading provider of video processing silicon IPs, to create the world’s first content-adaptive silicon IP encoder. This enhances the encoder by providing the additional, bitrate saving, encoding mode.

Sales and Marketing

As of April 15, 2023, we have two-full time and part-time sales and marketing employees and consultants, whose focus is to work together to accelerate the adoption of our existing products, to drive awareness and increase brand recognition of our products and technologies, to improve new customer acquisitions and to increase revenue from our existing customers.

For our next-generation Beamr HW-Accelerated Content Adaptive Encoding solution, we plan to launch our solution on the largest cloud platform, AWS, and after initial deployment on AWS to integrate our solution both with Azure and GCP. Since NVIDIA GPUs are widely adopted by cloud platforms, we believe that by making the Beamr HW-Accelerated Content Adaptive Encoding solution on cloud platforms will allow us to potentially access and acquire large numbers of new customers with relatively low sales investment through a self service, online sales process, with low touch pay as you go subscription service to our SaaS solution.

In addition, since the Beamr HW-Accelerated Content Adaptive Encoding solution is designed to be deployable across all environments, including public cloud, private cloud, on-premise and multi-cloud hybrid environments, we intend to focus our direct sales efforts on particular vertical markets that store large amounts of video including internet of things (IoT), smart cities, surveillance, autonomous cars, AgTech, and medical imaging.

We primarily market and license directly our existing products to media customers through outbound sales networking and customer and partner referrals. Our direct customers include category leaders such as Netflix, Snapfish, ViacomCBS, Wowza and Encoding.com. Our sales cycles for our existing products typically require a significant investment of time and a substantial expenditure of resources before we can realize revenue from the sale of our solutions, if any. Our typical sales cycle consists of a multi-month sales and development process involving our customers’ system designers and management and our sales personnel and software engineers. If successful, this process culminates in a customer’s decision to use our solutions in its system, which we refer to as an account win.

We focus our marketing efforts on the strength of our product and technology innovation, the value we provide and our domain expertise. We target the video engineering and information technology (IT) operations community through our marketing activities, using diverse tactics to connect with prospective customers, such as content marketing, events, social media, and public relations.

We intend to continue to invest in our sales and marketing capabilities to capitalize on our market opportunity.

We enter into written contracts with our customers pursuant to which we license the rights to use our software and provide maintenance and technical support. Our contracts are generally for one to three-year terms, with automatic renewal terms of one year terms. Some of our contracts are on a perpetual basis. We bill most of our customers annually in advance for the fees associated with the software licenses and related support. Some of our customers are billed on a quarterly basis.

Research and Development

Our research and development team is responsible for the design, development, testing and delivery of new technologies, features and integrations of our solutions, as well as the continued improvement and iteration of our existing products. It is also responsible for operating and scaling our solutions including the underlying infrastructure. Our research and development investments seek to drive core technology innovation and bring new products to market.

Members of our research and development team specialize in many functional areas including algorithms, machine learning, and electrical engineering as well as computer science. As we shift our focus to a SaaS based cloud service offering, we intend to make significant investments in a cloud-optimized delivery model while continuing to invest in our software offerings, both for standalone consumption and for deployment in hybrid environments.

Our main research and development facility is located in central Israel, which we believe is a strategic advantage for us, allowing us to leverage a talented pool of engineers and product experts.

As of April 15, 2023, we had 20 full-time and part-time employees dedicated to research and development. We have made substantial investments in product and technology development since our inception. Research and development expense totaled $2 million and $2 million in the years ended December 31, 2022 and 2021, respectively. We expect our research and development expense to increase significantly for the foreseeable future as we enhance our existing product, develop new products for our current markets and introduce new products in new markets.

Acquisition

In 2016, we acquired Vanguard Video, a provider of HEVC and H.264 codec technologies, which enabled us to integrate our CABR technology with Vanguard Videos video encoders, which today are available as Beamr 4x and Beamr 5x.

Competition

While there are several companies offering video compression solutions such as MainConcept, Ateme, Ittiam, Visionular and open source (x264/x265), we believe there is currently no direct competitor with our content-adaptive video compression solutions. There are companies which offer software solutions for video optimization such as Harmonic and Elemental, and other companies offering storage optimization (but not involving video technologies) such as EMC and Seagate. In addition, for our quality measure, some of our current competitors include SSIMWave (SSIMPlus), Apple (AVQT), Google (YouVQ) and open source (VMAF). We operate in a highly specialized area that is evolving very quickly with rapid developments. In the future, competitors could develop products or solutions that compete with our video compression solutions. For example, the public cloud platforms such as AWS, Azure and GCP could in the future develop their own video optimization hardware accelerated solutions.

We believe the following competitive attributes are necessary for our solutions to successfully compete in the video compression market:

●	the performance and reliability of our solutions;

●	cost of deployment and return on investment in terms of cost savings;

●	sophistication, novel and innovative intellectual property and technology, and functionality of our offerings;

●	cross-platform operability;

●	security;

●	ease of implementation and use of service;

●	high quality customer support; and

●	price.

We believe that we compare favorably on the basis of the factors listed above. However, many of our competitors have substantially greater financial, technical, and marketing resources; relationships with large vendor partners; larger global presence; larger customer bases; longer operating histories; greater brand recognition; and more established relationships in the industry than we do. Furthermore, new entrants not currently considered to be competitors may enter the market through acquisitions, partnerships, or strategic relationships. See “Item 3.D Risk Factors—Risks Related to Our Business and Industry—We may not be able to compete successfully against current and future competitors, some of whom have greater financial, technical, and other resources than we do. If we do not compete successfully, our business, financial condition and results of operations could be harmed.”

Intellectual Property

Intellectual property is an important aspect of our business and we seek protection for our intellectual property rights as appropriate. To establish and protect our proprietary rights, we rely on a combination of patent, copyright, trade secret and trademark laws, know-how and continuing innovation, and contractual restrictions such as confidentiality agreements, licenses, and intellectual property assignment agreements. We strive to protect the proprietary technologies that we believe are important to our business, including seeking and maintaining patent protection intended to cover our system.

As of April 15, 2023, our exclusively owned patent portfolio includes 53 issued patents (one of which is jointly owned), of which 33 are U.S. patents and 20 are foreign patents, and two U.S. patent applications are pending. The claims of these owned patents and patent applications are directed toward various aspects of our family of products, method of their manufacturing and research programs.

We pursue the registration of our domain names that we consider material to the marketing of our products, including the beamr.com domain name

We generally seek to enter into confidentiality agreements and proprietary rights agreements with our employees and consultants and to control access to, and distribution of, our proprietary information. However, we cannot guarantee that all applicable parties have executed such agreements. Such agreements can also be breached, and we may not have adequate remedies for such breach.

Intellectual property laws, procedures, and restrictions provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed, misappropriated or otherwise violated. Furthermore, the laws of certain countries do not protect intellectual property and proprietary rights to the same extent as the laws of the United States, and we therefore may be unable to protect our proprietary technology in certain jurisdictions. Moreover, our platform and many of our products and services incorporate software components licensed to the general public under open-source software licenses. We obtain some components from software developed and released by contributors to independent open-source components of our platform. Open-source licenses grant licensees broad permissions to use, copy, modify and redistribute certain components of our platform. As a result, open-source development and licensing practices can limit the value of our proprietary software assets.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or obtain and use our technology to develop products and services with the same functionality as our platform. Policing unauthorized use of our technology is difficult. Our competitors could also independently develop technologies like ours, and our intellectual property rights may not be broad enough for us to prevent competitors from selling products and services incorporating those technologies. For more information regarding the risks relating to intellectual property, see “Item 3.D Risk Factors—Risks Related to Information Technology, Intellectual Property and Data Security and Privacy.”

Technology & Engeneering
Emmy® Award Winner
and
LYVE™
SEAGATE
INNOVATOR OF THE YEAR 2021
2021

INDUSTRY LEADER WITH
53 GRANTED PATENTS AND
MULTIPLE PRESTIGIOUS AWARDS

BEAMR IMAGING

Regulatory Environment

We are subject to a number of U.S. federal and state and foreign laws and regulations that involve matters central to our business. These laws and regulations involve privacy, data protection, intellectual property, competition, consumer protection and other subjects. Many of the laws and regulations to which we are subject are still evolving and being tested in courts and could be interpreted in ways that could harm our business. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate. Because global laws and regulations have continued to develop and evolve rapidly, it is possible that we may not be, or may not have been, compliant with each such applicable law or regulation.

Employees

As of April 15, 2023, we had six employees in Israel, 17 employees who are employed by our wholly owned subsidiary in St. Petersburg, Russia and two employees who are employed by our wholly owned subsidiary in California, United States. We are not bound by any collective bargaining agreements. We consider the relationship with our employees to be good. We also use outside consultants and contractors with special expertise and skills for limited engagements, including manufacturing and quality assurance. During the fourth quarter of 2022, we implemented a cost reduction plan, including layoffs of certain employees, reducing certain employees from full-time status to part-time status and salary and bonus reductions of our management and employees.

Environmental, Health, and Safety Matters

Our research, development, and manufacturing processes involve the controlled use of certain hazardous materials. Therefore, we are subject to extensive environmental, health, and safety laws and regulations in a number of jurisdictions in Israel, governing, among other things: the use, storage, registration, handling, emission, and disposal of chemicals, waste materials, and sewage; chemicals, air, water, and ground contamination; air emissions; and the cleanup of contaminated sites, including any contamination that results from spills due to our failure to properly dispose of chemicals, waste materials, and sewage. Our operations at our Rehovot manufacturing facility use chemicals and produce waste materials and sewage. Our activities require permits from various governmental authorities including local municipal authorities, the Ministry of Environmental Protection, and the Ministry of Health. The Ministry of Environmental Protection, the Ministry of Health, local authorities, and the municipal water and sewage company conduct periodic inspections in order to review and ensure our compliance with various regulations.

These laws, regulations, and permits could potentially require the expenditure by us of significant amounts for compliance or remediation. We believe that our environmental, health, and safety procedures for handling and disposing of these materials comply with the standards prescribed by the controlling laws and regulations. If we fail to comply with such laws, regulations, or permits, we may be subject to fines and other civil, administrative, or criminal sanctions, including the revocation of permits and licenses necessary to continue our business activities. In addition, we may be required to pay damages or civil judgments with respect to third-party claims, including those relating to personal injury (including exposure to hazardous substances we use, store, handle, transport, manufacture, or dispose of), property damage, or contribution claims. These risks are managed to minimize or eliminate associated business impacts. Some environmental, health, and safety laws allow for strict joint and several liability for remediation costs, regardless of comparative fault. We may be identified as a responsible party under such laws. Such developments could have a material adverse effect on our business, financial condition, and results of operations as these kinds of liabilities could exceed our resources. We could be subject to a regulatory shutdown of a facility that could prevent the distribution and sale of products manufactured in such facility for a significant period of time, and we could suffer a casualty loss that could require a shutdown of the facility in order to repair it, any of which could have a material, adverse effect on our business. Although we continuously strive to maintain full compliance with respect to all applicable global environmental, health, and safety laws and regulations, we could incur substantial costs to fully comply with future laws and regulations, and our operations, business, or assets may be negatively affected.

In addition, compliance with laws and regulations relating to environmental, health, and safety matters is an ongoing process and is often subject to change. In the event of any changes or new laws or regulations, we could be subject to new compliance measures or to penalties for activities which were previously permitted. For instance, Israeli regulations were promulgated in 2012 relating to the discharge of industrial sewage into the sewer system. These regulations establish new and potentially significant fines for discharging forbidden or irregular sewage into the sewage system. We have compliance procedures in place for employee health and safety programs, driven by a centrally led organizational structure that ensures proper implementation, which is essential to our overall business objectives.

We invest resources in creating a green production environment and in the treatment and disposal of waste using environmentally friendly processes. We have received all the necessary permits from the Ministry of Environmental Protection regarding our operations in Yessod Hama’ala and we have obtained a business license for our new facilities in Rehovot. We consult with environmental consultants for direction on environmental issues.

Legal Proceedings

We are not currently party to any pending material legal proceedings. From time to time, we may become a party to litigation incident to the ordinary course of our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

C. Organizational Structure

We have two wholly owned subsidiaries: Beamr, Inc. and Beamr Imaging RU LLC. Beamr, Inc. is our wholly owned subsidiary incorporated in 2012 in the State of Delaware. Beamr, Inc. is engaged in reselling our software and products in the U.S. and Canada. Beamr Imaging RU LLC is our wholly owned subsidiary, a limited Russian partnership formed in 2016. Beamr Imaging RU LLC is engaged in research and development for us.

In addition, we previously had a wholly owned subsidiary, Beamr UK Ltd, which was incorporated in 2017 in England. Beamr UK Ltd was engaged in reselling our software and products in the U.K. Beamr UK Ltd was dissolved in May 2020.

D. Property, Plant and Equipment

Our principle executive offices are located in Herzliya, Israel and consist of approximately 300 square feet of office space. Our wholly owned Russian subsidiary operates from a leased office located in St Petersburg, Russia. Our employees in our wholly owned US subsidiary operate primarily from their home offices.

We lease all of our facilities and do not own any real property. We intend to procure additional space in the future as we continue to add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Item 3.A.—Selected Financial Data” and our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F. This discussion and other parts of this Annual Report on Form 20-F contain forward-looking statements based upon current expectations that involve risks and uncertainties. This discussion and other parts of this Annual Report on Form 20-F contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations, and intentions. Our actual results could differ materially from those discussed in these forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Item 3.D.—Risk Factors” and elsewhere in this Annual Report in Form 20-F.

Overview

We are a leading innovator of video encoding, transcoding and optimization solutions that enable high quality, performance, and unmatched bitrate efficiency for video and images. With our Emmy®-winning patented technology and award-winning services, we help our customers realize the potential of video encoding and media optimization to address business-critical challenges. Our customers include tier one OTT, content distributors, video streaming platforms, and Hollywood studios who rely on our suite of products and expertise to reduce the cost and complexity associated with storing, distributing and monetizing video and images across devices.

At the heart of our patented optimization technology is the proprietary BQM, that is highly correlated with the human visual system. BQM is integrated into our CABR, system, which maximizes quality and remove visual redundancies resulting in a smaller file size. The BQM has excellent correlation with subjective results, confirmed in testing under ITU BT.500, an international standard for rigorous testing of image quality. The perceptual quality preservation of CABR has been repeatedly verified using large scale crowd-sourcing based testing sessions, as well as by industry leaders and studio “golden eyes”.

We currently license three core video and image compression products that help our customers use video and images to further their businesses in meaningful ways: (1) a suite of video compression software encoder solutions including the Beamr 4 encoder, Beamr 4X content adaptive encoder, Beamr 5 encoder and the Beamr 5X content adaptive encoder, (2) Beamr JPEGmini photo optimization software solutions for reducing JPEG file sizes, and (3) Beamr Silicon IP block, a hardware solution for integration into dedicated video encoding ASICs, GPUs, and application processors.

Our current product line is mainly geared to the high end, high quality media customers and we count among our enterprise customers Netflix, ViacomCBS, Snapfish, Wowza, Microsoft, VMware, Genesys, Deluxe, Vimeo, Encoding.com, Citrix, Walmart, Photobox, Antix, Dalet, and other leading media companies using video and photo solutions.

We currently derive a significant portion of our revenue from a limited number of our customers. For the years ended December 31, 2022 and December 31, 2021, our top ten customers in the aggregate accounted for approximately 61% and 62% of our revenues.

Due to the high cost and complexity of deploying our existing software solutions and the long sales lead times, we have a made a strategic decision to focus our resources on the development and commercialization of our next-generation product, the Beamr HW-Accelerated Content Adaptive Encoding solution, a SaaS solution that is designed, based on our own internal testing, to be up to 10x more cost efficient than our existing software-based solutions, resulting in reduced media storage, processing and delivery costs.

We are currently collaborating with NVIDIA, a multinational technology company and a leading developer of GPUs, with an annual revenue of $26.9 billion for the fiscal year 2022, to develop the world’s first GPU accelerated encoding solution that would allow fast and easy end-user deployment combined with superior video compression rates powered with our CABR rate control and BQM quality measure. Our BQM quality measure software will execute directly on NVIDIA GPU cores and interact with the NVIDIA video accelerator encoder known as NVENC. NVIDIA NVENC is a high-quality, high-performance hardware video encoder that is built into most NVIDIA GPUs. NVENC offloads video encoding to hardware, and provides extreme performance for applications such as live video encoding, cloud gaming and cloud storage. NVIDIA GPUs with NVENC are available on all major cloud platforms. We are in the advanced stages of development and expect to beta release the Beamr HW-Accelerated Content Adaptive Encoding solution during the third quarter of 2023 and expect that following release, end-users of the solution will enjoy significant end-user storage and networking cost savings, potentially reducing their return on investment for storage optimization to approximately four months, compared to approximately two years with our existing software encoder solutions.

Impact of COVID-19

For additional information, see “Item 3.D Risk Factors—Risks Related to Our Business and Industry–Any resurgence of the COVID-19 pandemic could adversely affect our business, financial condition and results of operations.”

Impact of Invasion of Ukraine

In addition to our U.S. and Israel operations, we have operations in Russia through our wholly owned subsidiary, Beamr Imaging RU. Specifically, we undertake some of our software development and design, quality assurance, and support in Russia using personnel located there. While a majority of our developers are located in Russia, our research and development leadership is all located in Israel.

On February 24, 2022, Russia invaded Ukraine. The outbreak of hostilities between the two countries could result in more widespread conflict and could have a severe adverse effect on the region. Following Russia’s actions, various countries, including the U.S., Canada, the United Kingdom, Germany and France, as well as the European Union, issued broad-ranging economic sanctions against Russia. Such sanctions included, among other things, a prohibition on doing business with certain Russian companies, officials and citizens; a commitment by certain countries and the European Union to remove selected Russian banks from the Society for Worldwide Interbank Financial Telecommunications (SWIFT) electronic banking network that connects banks globally; and restrictive measures to prevent the Russian Central Bank from undermining the impact of the sanctions. In response to sanctions, the Russian Central Bank raised its interest rates and banned sales of local securities by foreigners. Russia may take additional counter measures or retaliatory actions in the future. The continuation of these hostilities may result in additional economic and other sanctions against Russia. The potential impact of the conflict and any resulting bans, sanctions and boycotts on companies doing business in Russia is currently uncertain due to the fluid nature of the conflict as it is unfolding and has the potential to result in broadened military actions. The duration of ongoing hostilities and such sanctions and related events cannot be predicted. Uncertainty as to future relations between Russia and the U.S. and other countries in the west, or between Russia and other eastern European countries, may have a negative impact on our operations.

We do not operate in any sectors of the Russian economy that have been targeted by U.S. or EU sanctions and have no reason to believe that we would be targeted by any sanctions in the future. Nonetheless, such sanctions and potential responses to such sanctions, including those that may limit or restrict transfer funds into Russia, may in the future significantly affect our ability to pay our personnel based in Russia.

Our operations and presence in Russia is limited. We have no manufacturing operations in Russia and we do not sell any products in Russia and as a consequence we have not derived any revenues from there. To date, none of our investors expressed concern with respect to our operations in Russia and none of our customers terminated or downsized their engagement with us as a result of such operations. Our employees in Russia have not to date experienced any change in their daily ability to perform their tasks. We do not expect Russia or another government to nationalize our assets or operations in Russia. In particular, our primary assets are software that are stored outside of Russia and our products and services are all delivered outside of Russia. In addition, we believe that if we needed to, we would be able to recruit personnel outside Russia without any material interruption to our operations. As a result, we believe that if nationalization were to occur, any impact on our financial statements would be immaterial.

Since the start of the conflict, we have been constantly evaluating our activities in Russia. Our board is responsible for overseeing risks related to Russia’s invasion of Ukraine, including risks related to cybersecurity, sanctions, employees based in Russia and risks associated with ongoing or halted operations or investments in affected regions and is actively monitoring key risks. In response to Russia’s invasion of Ukraine, in March 2022, our management presented to our board a business continuity plan. We have begun to partially implement the business continuity plan in order to address risks related to the conflict on our personnel, operations and product development that includes alternative payment solutions for personnel in Russia and relocation of certain personnel to territories outside Russia and Belarus on short notice. As of April 15, 2023, some of the Russian employees and contractors of our wholly owned subsidiary in St. Petersburg, Russia have relocated to other countries and we are continuing to monitor the situation with respect to our business continuity plan.

For additional information, see “Item 3.D—Risk Factors—Risks Related to Our Operations in Russia—Russia’s invasion of Ukraine and sanctions brought against Russia could disrupt our software development operations in Russia.”

Components of Our Results of Operations

Revenue

Software Licensing

Our revenues are mainly comprised of revenue from licensing the rights to use our software for a limited term (mainly for a period of one to three years) or on a perpetual basis for enterprises that incorporate our perpetual license in their own products delivered to end users and for our products sold to thousands of private consumers, as applicable to each contract, and from and provision of related maintenance and technical support services (i.e. Post-Contract Customer Support, or PCS).

Revenue from the sale of software license (either timely-based or perpetual) is recognized at a point in time in which the license is delivered to the customer. The software license is considered a distinct performance obligation, as the customer can benefit from the software on its own. Revenue from PCS services are also derived from annual maintenance providing for unspecified upgrades on a when-and-if-available basis. The right for an unspecified upgrade for the version acquired by the customer and enhancements on a when-and-if-available basis that do not specify the features, functionality and release date of future product enhancements for the customer to know what will be made available and the general timeframe in which it will be delivered. We consider the PCS performance obligation as a distinct performance obligation that is satisfied over time and recognized on a straight-line basis over the contractual period (mainly over a period of one year either for timely-based license or for perpetual license).

As we bundle software licenses (either timely-based or perpetual) together with PCS, the transaction price is allocated to the separate performance obligations on a relative standalone selling price basis.

Since we do not sell PCS on a stand-alone basis and due to the fact that these services are usually involved with limited customer support, mainly based on several hours of technical support per contract (as management believes the technology and products covered under the software license component are mature and fully functional), the standalone selling prices of the PCS are determined based on the expected cost plus a margin based on estimation of direct fulfillment cost (an hourly service) and a reasonable margin. Such estimate is also corroborated with the price that the customer would have to pay to a third-party service provider for a similar support service.

The stand-alone selling price of the software licenses (either timely-based or perpetual) is estimated by management based on adjusted market assessment approach which represents management estimation of the price that a customer in the market will be willing to pay for such license on a stand-alone basis (i.e. without any PCS).

Due to the fact that these services are usually involved with limited customer support, mainly based on several hours of technical support per contract, the transaction price allocated to the PCS is considered insignificant. Consequently, most of the transaction price is allocated to the software licenses as management believes the technology and products covered under the software license component are mature and fully functional.

Advertising

Commencing 2022, revenue in small volume is also derived from the traffic operations in the Google AdSense program, a web advertising platform, that we make available on our websites. Google pays us on a cost-per-click basis. We recognize as revenue the fees paid to it by Google based on the volume of clicks through to Google AdSense advertisements.

Cost of Revenue

Cost of software licensing and related maintenance and technical support services revenues primarily consist of costs related to salaries, of our support team and additional overhead allocation costs such as rent, utilities and supplies to all departments based on relative headcount.

Gross Margins

Gross margins have been, and will continue to be, affected by a variety of factors, including the average sales price of our products and services, volume growth, the mix of revenues, software licenses, maintenance and technical support and professional services, onboarding of new media and telecom customers, and changes in cloud infrastructure and personnel costs.

Operating Expenses

Research and Development

Our research and development expenses consist primarily of costs incurred for personnel-related expenses for our technical staff, including salaries and other direct personnel-related costs. Additional expenses include consulting, amortization of acquired technology intangible asset and professional fees for third-party development resources. We expect our research and development expenses to increase in absolute dollars for the foreseeable future as we continue to dedicate substantial resources to develop, improve and expand the functionality of our solutions. Subsequent costs incurred for the development of future upgrades and enhancements, which are expected to result in additional functionality, may qualify for capitalization under internal-use software and therefore may cause research and development expenses to fluctuate.

Selling and Marketing Expenses

Our selling and marketing expenses consist primarily of personnel related costs for our sales and marketing functions, including salaries and other direct personnel-related costs. Additional expenses include marketing program costs, amortization of acquired customer relationships and trade names, intangible assets, and payment processer commissions. We expect our selling and marketing expenses will increase on an absolute dollar basis for the foreseeable future as we continue to increase investments to support our growth. We also anticipate that selling and marketing expenses will increase as a percentage of revenue in the near and medium-term.

General and Administrative Expenses

Our general and administrative expenses consist primarily of personnel-related costs for our executive, finance, human resources, professional fees, information technology and legal functions, including salaries and other direct personnel-related costs. We expect general and administrative expense to increase on an absolute dollar basis for the foreseeable future as we continue to increase investments to support our growth and as a result of our becoming a public company.

We allocate overhead expenses related to the services agreement and the office agreement expenses under which we receive recurring consulting and related services from our founder Sharon Carmel as Chief Executive Officer and an entity controlled by him, Sharon Carmel Management, Ltd. The allocation was done based on the management estimation to reflect the contribution to the related activity.

Other Income

In 2021, other income consisted primarily of loans forgiveness as it were utilized for qualifying expenses under the Coronavirus Aid, Relief, and Economic Security Act.

Financing Income (Expenses), Net

Financing income (expenses), net consists of amortization of discounts and interest expense on our indebtedness, modification of terms relating to our loan with Silicon Valley Bank, or SVB, and changes in the fair value of warrants and convertible advanced investments. Financial expenses, net also includes foreign exchange gains and losses.

Taxes on Income

We are subject to taxes in jurisdictions or countries in which we conduct business. Our effective tax rate is affected by tax rates in jurisdictions and the relative amounts of income we earn in those jurisdictions, changes in the valuation of our deferred tax assets and liabilities, applicability of any valuation allowances, and changes in tax laws in jurisdictions in which we operate. Due to cumulative losses, we maintain a valuation allowance against our deferred tax assets. We consider all available evidence, both positive and negative, in assessing the extent to which a valuation allowance should be applied against our deferred tax assets. Realization of our deferred tax assets depends upon future earnings, the timing and amount of which are uncertain. Our effective tax rate is affected by tax rates in foreign jurisdictions and the relative amounts of income we earn in those jurisdictions, as well as non-deductible expenses, such as share-based compensation, and changes in our valuation allowance.

A. Operating Results

The table below provides our results of operations for the years ended December 31, 2022, 2021, and 2020.

	Year Ended December 31,
(U.S. dollars in thousands)	2022	2021	2020
Revenues	$2,863	$3,300	$3,176
Cost of revenues	$(98)	$(90)	$(94)
Gross profit	$2,765	$3,210	$3,082
Operating expenses:
Research and development	$(2,063)	$(2,032)	$(2,727)
Sales and marketing	$(905)	$(959)	$(1,371)
General and administrative	$(828)	$(773)	$(671)
Other income	$-	$129	$20
Operating loss	$(1,031)	$(425)	$(1,667)
Financing expenses, net	$(165)	$(475)	$(697)
Tax on income	$(52)	$(52)	$(95)
Net loss	$(1,248)	$(952)	$(2,459)

Revenues, Cost of Revenues and Gross Profit

The following table presents our revenue, cost of revenues and gross profit for the periods indicated:

	Year Ended December 31,
(U.S. dollars in thousands)	2022	2021	2020
Revenues	$2,863	$3,300	$3,176
Cost of revenues	$(98)	$(90)	$(94)
Gross profit	$2,765	$3,210	$3,082

Revenues decreased by $0.4 million, or 13%, to $2.9 million for the year ended December 31, 2022, from $3.3 million for the year ended December 31, 2021. The decrease was primarily due to a shifting of a license renewal that occurred in December 2021 for a 15-month extension until March 2023, which resulted in recognizing the related revenues in a higher amount in 2021 and a shifting of the next scheduled license renewal to March 2023 when there is expected to be additional revenue recognition.

Revenues increased by $0.1 million, or 4%, to $3.3 million for the year ended December 31, 2021, from $3.2 million for the year ended December 31, 2020. The increase was primarily due to higher volume of transactions in which license renewal transactions have occurred in 2021 which resulted in recognizing the related revenues in higher amount in such reported year compared to 2020.

Operating Expenses

Research and Development Expenses

	Year Ended December 31,
(U.S. dollars in thousands)	2022	2021	2020
Salary and related expenses	$(1,722)	$(1,645)	$(1,963)
Professional fees	$(123)	$(99)	$(161)
Depreciation and amortization	$(4)	$(107)	$(415)
Travel and overhead expenses	$(214)	$(181)	$(188)
Total research and development expenses	$(2,063)	$(2,032)	$(2,727)

Research and development expenses did not change materially for the year ended December 31, 2022, compared to 2021. There was a slight increase in salaries, professional fees and overhead expenses offset by a decrease in depreciation and amortization expenses.

Research and development expenses decreased by $0.7 million, or 25% to $2 million for the year ended December 31, 2021, from $2.7 million in 2020. The decrease was primarily due to (i) a reduction in salary and expenses related to a change in priority of deployment of our resources, (ii) a decrease in depreciation and amortization of intangible assets, and (iii) our focus of our R&D on our new SaaS solution, the Beamr HW-Accelerated Content Adaptive Encoding solution.

Selling and Marketing Expenses

	Year Ended December 31,
(U.S. dollars in thousands)	2022	2021	2020
Salary and related expenses	$(564)	$(560)	$(777)
Professional fees and platform commissions	$(236)	$(241)	$(207)
Depreciation and amortization	$(22)	$(81)	$(255)
Marketing conferences and trade shows	$(3)	$(1)	$(17)
Travel and overhead expenses	$(80)	$(76)	$(115)
Total selling and marketing expenses	$(905)	$(959)	$(1,371)

Selling and marketing expenses decreased by $0.05 million, or 6%, to $0.9 million for the year ended December 31, 2022, from $0.95 million in 2021. The decrease was primarily due to a decrease in depreciation and amortization of intangible assets.

Selling and marketing expenses decreased by $0.4 million, or 30%, to $1 million for the year ended December 31, 2021, from $1.4 million in 2020. The decrease was primarily due to (i) a reduction in salary and expenses related to a change in priority of deployment of our resources, (ii) a decrease in depreciation and amortization of intangible assets, and (iii) our focus of our R&D on our new SaaS solution, the Beamr HW-Accelerated Content Adaptive Encoding solution.

General and Administrative

	Year Ended December 31,
(U.S. dollars in thousands)	2022	2021	2020
Salary and related expenses	$(346)	$(297)	$(352)
Professional fees and consulting	$(504)	$(509)	$(360)
Overhead allocated	$153	$140	$220
Travel, office and other expenses	$(131)	$(107)	$(179)
Total general and administrative expenses	$(828)	$(773)	$(671)

General and administrative expenses increased by $0.05 million, or 7%, to $0.83 million for the year ended December 31, 2022, from $0.78 million in 2021. The increase was primarily due to salaries and related expenses.

General and administrative expenses increased by $0.1 million, or 15%, to $0.8 million for the year ended December 31, 2021, from $0.7 million in 2020. The increase was primarily due to IPO related service providers.

Other Income

	Year Ended December 31,
(U.S. dollars in thousands)	2022	2021
Other income	$-	$129

Other income of $0.01 million for the year ended December 31, 2021, was a onetime occurrence of other income due to forgiveness of loans under paycheck protection program.

Financing Expenses, Net

	Year Ended December 31,
(U.S. dollars in thousands)	2022	2021	2020
Change in fair value of convertible advanced investment	$(71)	$(288)	$(436)
Amortization of discount and accrued interest on straight loan	$(103)	$(59)	$(120)
Modification of terms relating to straight loan	$-	$(90)	$-
Discount relating to liability to related party	(40)	-	-
Exchange rate differences and other finance expenses	$(49)	$(38)	$(141)
Total financing expenses, net	$(165)	$(475)	$(697)

Financing expenses decreased by $0.3 million, or 65%, to $0.17 million for the year ended December 31, 2022, from $0.47 million in 2021. The decrease was primarily due to a decrease in the change of fair value of convertible advanced investment, a decrease in exchange rate differences and a decrease in modification of terms relating to straight loan offset by an increase in amortization of discount and accrued interest and discount expense relating to liability to related party.

Financing expenses decreased by $0.2 million, or 32%, to $0.5 million for the year ended December 31, 2021, from $0.7 million in 2020. The decrease was primarily due to a decrease in the change of fair value of convertible advanced investment, a decrease in exchange rate differences, a decrease in amortization of discount and accrued interest on our loan from SVB and offset by one-time expenses incurred as result of modification of terms relating to straight loan.

Taxes on Income

	Year Ended December 31,
(U.S. dollars in thousands)	2022	2021	2020
Taxes on income	$(52)	(52)	$(95)

Taxes on income expenses did not change for the year ended December 31, 2022, compared to 2021.

Taxes on income decreased by $0.04 million, or 45%, to $0.05 million for the year ended December 31, 2021, from $0.1 million in 2020. The decrease was primarily due to tax provision adjustments related to amortization of intangible assets.

Recent Accounting Pronouncements

Certain recently issued accounting pronouncements are discussed in Note 2, Significant Accounting Policies, to the consolidated financial statements included in “Item 18. Financial Statements” of this Annual Report.

JOBS Act

Under the JOBS Act, an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an “emerging growth company” to delay the adoption of new or revised accounting standards that have different transition dates for public and private companies until those standards would otherwise apply to private companies. Although we meet the definition of an “emerging growth company” and we have elected not to use this extended transition period for complying with new or revised accounting standards.

B. Liquidity and Capital Resources

We have financed our operations through cash generated from operations, the proceeds from private offerings, proceeds from receiving convertible advanced investments from our current shareholders and others and proceeds from our initial public offering on the Nasdaq. During the fourth quarter of 2022, we implemented a cost reduction plan, including layoffs of certain employees, reducing certain employees from full-time status to part-time status and salary and bonus reductions of our management and employees. This plan is expected to reduce our annual costs in 2023 by approximately $0.6 million, and, with the recruitment of our new Chief Product Officer, will also allow us to focus on building our future SaaS, and building a short term roadmap to maximize revenues from our existing products.

We believe that our existing capital resources and cash flows from operations together with funds received from the initial public offering will be adequate to satisfy our expected liquidity requirements through the next twelve months. Without derogating from the foregoing estimate regarding our existing capital resources and cash flows from operations, we may decide to raise additional funds in 2023. We believe that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required liquidity beyond the next twelve months.

Our future capital requirements will depend on many factors, including our revenue growth, the timing and extent of investments to support such growth, the expansion of sales and marketing activities, increases in general and administrative costs and many other factors as described under “Risk Factors.”

To the extent additional funds are necessary to meet our long-term liquidity needs as we continue to execute our business strategy, we anticipate that they will be obtained through the incurrence of additional indebtedness, additional equity financings or a combination of these potential sources of funds; however, such financing may not be available on favorable terms, or at all. In particular, the widespread COVID-19 pandemic has resulted in, and may result in, significant disruption of global financial markets, reducing our ability to access capital. If we are unable to raise additional funds when desired, our business, financial condition and results of operations could be adversely affected.

SVB Loans

On February 19, 2017, we and Beamr, Inc., our wholly owned subsidiary, entered into a Loan Agreement, or the 2017 Loan Agreement, with SVB under which we had a right to borrow from SVB up to $3 million bearing interest at a floating per annum rate equal to the Wall Street Journal Prime Rate plus 3.5% (upon occurrence of an ‘default event’ as defined in the Loan Agreement, the principal amount shall bear interest at a rate per annum which is 5% above the rate that is otherwise applicable thereto) which shall be payable monthly. In June 2018, we subsequently drew down a cash amount in the aggregate principal amount of $3 million, or the 2017 Loan, payable in 36 equal installments on a monthly basis commencing the following month after draw down. On July 26, 2022, we terminated the 2017 Loan Agreement. The Loan is sometimes referred to herein as a “straight loan”.

In connection with the execution of the 2017 Loan Agreement, we issued to SVB a 15-year warrant to purchase (i) 41,040 Series C Convertible Preferred Shares at an exercise price of $5.12 per share or (ii) 41,040 shares to be issued in the ‘next round’ at an exercise price equal to the lowest price per share at which we will sell and issue shares of the next round shares.

On April 15, 2020, we signed a deferral agreement in connection with the 2017 Loan Agreement with SVB according to which it was agreed that the original monthly repayment date for the principal due from May 2020 to October 2020 shall be extended by a period of six months commencing November 2020.

In addition, on April 29, 2021, or the Deferral Effective Date, we signed a second deferral agreement in connection with the 2017 Loan Agreement with SVB according to which it was agreed that the original monthly repayment date for the principal due from May 2021 to October 2021 shall be extended by a period of six months commencing November 2021. In consideration, we agreed to (i) pay to SVB a total deferral facility fee equal to $50, which fee shall be fully earned at the Deferral Effective Date, and payable in 10 monthly equal installments over the period commencing April 29, 2021 through January 29, 2022; (ii) reimburse SVB for all reasonable legal fees and expenses incurred in connection with the deferral agreement and (iii) issue to SVB a 15-year warrant to purchase 9,764 shares exercisable at an exercise price of $5.12 per share (subject to standard adjustments) into either Series C Preferred Shares or a class of securities sold and issued by us in the next equity financing round. Furthermore, if SVB exercises the warrant and the warrant value (as determined in the warrant) is lower than $50,000, then immediately following such exercise, we are required to pay the holder an amount equal to the difference between the $50,000 and the warrant value.

On February 17, 2022, we entered into a second Loan and Securities Agreement, or the 2022 Loan Agreement providing a credit line against our accounts receivables. According to the 2022 Loan Agreement, commencing as of August 1, 2022 through December 31, 2022, SVB may, in its sole discretion in each instance, pursuant to our request, finance specific eligible account receivables of ours, as determined in the 2022 Loan Agreement, in a total amount equal to the face amount of the eligible account receivable multiplied by a rate of 80%, subject to reduction by SVB in its discretion, or the Advance, provided that the aggregate amount of all outstanding Advances shall not exceed the lesser of (i) an aggregate principal amount equal to $350,000, or the Revolving Line, or (ii) 80% of all eligible account receivables minus the sum of all outstanding principal amounts of any Advances, subject to reduction by SVB in its discretion. The outstanding principal amount of any Advance shall accrue interest at a floating rate per annum equal to the greater of (i) 8.25% and (ii) a floating per annum rate equal to the Wall Street Journal Prime Rate plus 5% (upon occurrence of a ‘default event’ as defined in the 2022 Loan Agreement, the aggregate loan principal amount shall bear interest at a rate per annum which is 5% above the rate that is otherwise applicable thereto). Interest on the principal amount of each Advance will be payable in monthly arrears (i) on each the last day of each month and (ii) on December 31, 2022, or the Revolving Line Maturity Date. The security interest granted in the 2022 Loan Agreement shall at all times continue to be a first priority perfected security. On July 26, 2022, we terminated the 2022 Loan Agreement and the security interest on all our assets was removed.

Upon making of the initial Advance, we agreed to issue to SVB a warrant to purchase (i) 4,784 Series C Convertible Preferred Shares, or (ii) ordinary shares in the event that we have listed its securities for trading on Nasdaq, or (iii) upon SVB’s written irrevocable election in its sole discretion, the same class and series, or other designation, of convertible preferred share or other senior equity security sold and issued by us in the next equity financing over a 15-years period commencing the issuance date of such warrant, at an exercise price of $5.12 per share, provided that if the class is the next equity financing securities, then the exercise price shall be the lowest price per share for which next equity financing securities are sold or issued by us. Upon termination of the 2022 Loan Agreement, we have no commitment to issue to SVB the aforesaid warrant.

As of March 13, 2023, we held approximately $10,000 at SVB and do not have any additional deposits or securities in accounts at SVB.

Convertible Advance Investment

On August 25, 2021 and August 6, 2019, we entered into separate advance investment agreements with several current shareholders under which we raised an amount of $560,000 and $3,097,000, respectively, which was not interest bearing but was eligible for conversion into our ordinary shares based on a variable conversion price depending on the occurrence of certain liquidation events. Upon completion of our initial public offering, the advance investment amounts were converted into an aggregate of 1,142,856 ordinary shares based on a conversion price of $3.20 per ordinary share.

IBI Spikes Loan

On July 7, 2022, we entered into a funding agreement with IBI providing for a loan, or the IBI Loan, in the amount of NIS 3.1 million (approximately $900,000), or the IBI Loan Agreement. The loan is repayable on a monthly basis based on a formula set forth in the IBI Loan Agreement until the earlier repayment of NIS 4,172,760 (approximately $1.2 million), or the Repayment Amount, or January 5, 2026. We may repay the IBI Loan early based on formula set forth in the IBI Loan Agreement. The IBI Loan Agreement provides for certain customary covenants and accelerates in the event of default.

In consideration for the grant of the IBI Loan, we are required to pay to IBI a non-refundable one-time fee of 1.5% of the IBI Loan amount and we issued a warrant to purchase 65,562 ordinary shares at an exercise price of $3.20 per share. The warrant has a term of the earlier of 10 years or certain liquidation events and a variable exercise price depending on the occurrence of certain liquidation events. The warrant can be exercised on cashless exercise based on the discretion of IBI.

Completion of our Initial Public Offering

On February 27, 2023, we announced the pricing of our initial public offering of 1,950,000 ordinary shares at a public offering price of $4.00 per ordinary share, for aggregate gross proceeds of $7,800,000 prior to deducting underwriting discounts and other offering expenses.

Our ordinary shares began trading on the Nasdaq Capital Market under the ticker symbol “BMR” on February 28, 2023.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
(U.S. dollars in thousands)	2022	2021	2020
Net cash provided by (used in) operating activities	$(645)	$569	$(1,020)
Net cash provided by (used in) investing activities	$(2)	$(4)	$1
Net cash used in financing activities	$312	$(141)	$(418)
Change in cash, cash equivalents	$(335)	$424	$(1,437)
Cash, cash equivalents at beginning of period	$1,028	$604	$2,041
Cash, cash equivalents at end of period	$692	$1,028	$604

Net cash used in operating activities

For the year ended December 31, 2022, net cash used by operating activities was mainly due to a net loss of $1.2 million, offset by $0.2 million of share-based compensation and change in other working capital items as shown in the consolidated statements of cash flows of the annual financial statements.

For the year ended December 31, 2021, net cash provided by operating activities was mainly due to a net loss of $1 million and $0.1 million of forgiveness of loan under a paycheck protection program note, which was offset by $0.2 million of depreciation and amortization, $0.2 million of share-based compensation, $0.01 million of amortization of discount relating to our loan from SVB, $0.3 million of change in the fair value of convertible advanced investments, $0.1 million of modification of terms of our loan from SVB, $0.7 million change in trade receivables and $0.2 million change in other working capital items as shown in the condensed consolidated statements of cash flows of the interim financial statements.

For the year ended December 31, 2020, net cash used in operating activities was mainly due to a net loss of $2.4 million, which was offset by $0.6 million of depreciation and amortization, $0.1 million of share-based compensation, $0.02 million of amortization of discount relating to our loan from SVB, $0.4 million of change in the fair value of convertible advanced investments and $0.1 million of change in other working capital items as shown in the consolidated statement of cash flows of the annual financial statements.

Investing Activities

For the years ended December 31, 2022, 2021 and 2020, the change in net cash used in investing activities was immaterial.

Financing Activities

Net cash provided by financing activities of $0.3 million for the year ended December 31, 2022 was related to $0.9 million of proceeds received from a loan granted from a commercial bank (IBI) and $0.1 million of proceeds from loan received from related party, offset by deferred offering costs of $0.1 million and repayment of principal relating to a straight loan received from a commercial bank (SVB) of $0.6 million.

Net cash used in financing activities of $0.1 million for the year ended December 31, 2021 was related to repayment of a straight loan and facility fees of $0.5 million and deferred offering costs of $0.2 million and offset by proceeds received from a paycheck protection program note of $0.05 million and proceeds received from issuance of convertible advanced investments of $0.6 million.

Net cash used in financing activities of $0.4 million for the year ended December 31, 2020 was related to repayment of our loan from SVB of $0.5 million and offset by proceeds received from a paycheck protection program note of $0.07 million and proceeds received from exercise of share options into shares of $0.01 million.

C. Research and Development, Patents and Licenses

See above, under Item 5 – “Research and Development Expenses.”

D. Trend Information

Other than as disclosed in “Item 5. Operating and Financial Review and Prospectus—Components of Our Results of Operations” and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Our management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

We believe that the accounting policies described below require management’s most difficult, subjective or complex judgments. Judgments or uncertainties affecting the application of these policies may result in materially different amounts being reported under different conditions or using different assumptions. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our financial condition and results of operations. See Note 2 to the audited consolidated financial statements for additional information regarding these and our other significant accounting policies.

Share-based compensation

Service-based awards

We account for share-based compensation in accordance with ASC 718, “Compensation - Stock Compensation”, or ASC 718, which requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award is recognized as an expense over the requisite service periods by applying the straight-line method in our consolidated statements of comprehensive loss.

We selected the Black-Scholes option-pricing model as the most appropriate fair value method for our option awards. The Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying ordinary shares, the expected volatility of the price of our ordinary shares, the expected term of the option, risk-free interest rates and the expected dividend yield of our ordinary shares. These estimates involve inherent uncertainties and the application of management’s judgment. These assumptions are estimated as follows:

Key Assumptions

●	Fair Value of our ordinary shares. The fair value of the underlying ordinary shares is determined based on the price of our ordinary shares on the Nasdaq.

●	Expected Volatility. The expected price volatility for our ordinary shares was estimated by taking the average historical price volatility for our ordinary shares on the Nasdaq.

●	Expected Term. The expected term represents the period that our share-based awards are expected to be outstanding and is determined based on the simplified method until sufficient historical exercise data will support using expected life assumptions.

●	Risk-Free Rate. The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

●	Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

Ordinary shares valuation

The fair value of ordinary shares was determined by our board of directors, with input from management, and taking into account the most recent valuation from an independent third-party valuation specialist. These valuations were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we used in the valuation models were based on future expectations combined with management judgment. Numerous objective and subjective factors were considered in the determination of the fair value of our ordinary shares as of the date of each option grant, including the following factors:

●	contemporaneous valuations performed at periodic intervals by an independent third-party specialist;

●	the likelihood and timing of achieving a liquidity event, such as an initial public offering or sale;

●	the liquidation preferences, rights, and privileges of our preferred shares relative to our ordinary shares;

●	the nature and history of our business;

●	the general economic conditions and our industry outlook;

●	our overall financial condition;

●	our earning capacity;

●	our dividend history;

●	the existence of goodwill or other intangible value within our business;

●	the prior sales of interests in the business and the size of the interest being valued;

●	the market price of equity interest in companies engaged in the same or a similar line of business; and

●	adjustments necessary to recognize a lack of marketability of the ordinary shares.

In valuing our ordinary shares, absent an arm’s-length current/recent round of financing, the fair value of our business, or equity value, was determined using both the income approach and market approach.

The income approach estimates value based on the expectation of future cash flows that we will generate. These future cash flows are discounted to their present values using a discount rate based on the capital rates of return for comparable publicly traded companies and are adjusted to reflect the risks inherent in our cash flows relative to those inherent in the companies utilized in the discount rate calculation.

The market approach estimates value based on a comparison of us to comparable public companies in a similar line of business. From the comparable companies, representative market value multiples are determined and then applied to our financial results to estimate our value.

The resulting equity value was then allocated to each share class using an OPM. Under the OPM, preferred and ordinary shares are treated as a series of call options, with the preferred shares having an exercise price based on the liquidation preference of the respective preferred share. The OPM operates through a series of Black-Scholes-Merton option pricing models, with the exercise prices of the options representing the upper and lower bounds of the proceed ranges that a security holder would receive upon a liquidity event. The strike prices occur at break points where the allocation of firm value changes among the various security holders. The ordinary shares are presumed to have value only if funds available for distribution to shareholders exceed the value of the respective liquidation preferences at the time of a liquidity event.

For each valuation date, after the ordinary shares value was determined, a discount for lack of marketability, or DLOM, was applied to arrive at the fair value of the ordinary shares on a non-marketable basis. A DLOM is applied in order to reflect the lack of a recognized market for a closely held interest and the fact that a non-controlling equity interest may not be readily transferable. A market participant purchasing this share would recognize this illiquidity associated with the shares, which would reduce the overall fair value. The discount for lack of marketability was determined using a put option as a proxy for measuring discounts for lack of marketability of securities.

We also considered any secondary transactions involving our capital shares. In our evaluation of those transactions, we considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered include:

●	transaction volume;

●	proximity in time to other transactions as well as the valuation date;

●	frequency of similar transactions;

●	whether the transactions occurred between willing and unrelated parties; and

●	whether the transactions involved parties with sufficient access to our financial; information from which to make an informed decision on price.

Application of these approaches involves the use of estimates, judgments, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our ordinary shares.

Internal Control Over Financial Reporting

Prior to our initial public offering, we were a private company with limited accounting and financial reporting personnel and other resources to address our internal controls and procedures. In connection with the audit of our consolidated financial statements as of December 31, 2022, we identified control deficiencies in our financial reporting process that constitute a material weakness for the three years then ended. The material weakness related to lack of sufficient internal accounting personnel, segregation of duties, and lack of sufficient internal controls (including IT general controls, entity level controls and transaction level controls).

As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

We expect to take a number of measures to address the internal control deficiencies that have been identified including expanding our existing accounting and financial reporting personnel, establishing effective monitoring and oversight controls and engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal controls. However, we cannot assure you that these measures may fully address the material weaknesses in our internal control over financial reporting or that we may conclude that they have been fully remediated.

We expect to complete our remediation plan within the next 12 months. However, we have not tested the effectiveness of our internal control over financial reporting and cannot assure you that we will be able to successfully remediate this material weakness and, even if we do, we cannot assure you that we will not suffer from other material weaknesses in the future. Except for additional personnel costs, the cost of systems and the costs of our third-party service providers, we do not expect to incur any material costs related to our remediation plan.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Item 3.D—Risk Factors—Risks Related to Ownership of our Ordinary Shares— We have identified a material weakness in our internal control over financial reporting, and we may not be able to successfully implement remedial measures.”

As a company with less than US $1.235 billion in revenue for our last fiscal year, we are an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and senior management as of April 15, 2023. Unless otherwise stated, the address for our directors and senior management is at the Company’s registered address c/o 10 HaManofim Street, Herzeliya, 4672561, Israel.

Name	Age	Position
Sharon Carmel	52	Chief Executive Officer and Chairman
Danny Sandler	37	Chief Financial Officer
Tamar Shoham	48	Chief Technology Officer
Dan Julius	46	V.P. of Research and Development
Dani Megrelishvili	47	Chief Product Officer
Eliezer Lubitch	61	President, Beamr, Inc.
Tal Barnoach (1)	59	Director
Lluis Pedragosa (1)	44	Director
Yair Shoham (1)(2)	69	Director
Osnat Michaeli (1)(2)	54	Director

(1)	Independent director (as defined under Nasdaq Stock Market Listing Rules).

(2)	External director (as defined under the Companies Law)

Sharon Carmel, Chief Executive Officer, Director

Sharon Carmel, 52, serves as our Chief Executive Officer and as the Chairman of the board of directors since he founded our company in October 2009. Prior to founding Beamr, Mr. Carmel is a serial entrepreneur with a proven track record in the software space. Prior to founding Beamr, in August 2002, Mr. Carmel co-founded, BeInSync, which developed P2P synchronization and online backup technologies. Prior to that, in January 1994, Mr. Carmel co-founded Emblaze (LON: BLZ), a software company, which developed the Internet’s first vector-based graphics player. Mr. Carmel received his training in computer science and software development during his mandatory military service in the IDF.

Danny Sandler, Chief Financial Officer

Danny Sandler, 37, serves as our Chief Financial Officer since December 2021. Mr. Sandler joined us in May 2020, and prior to his current role, served as our Director of Finance. Prior to joining us, between December 2014 and May 2020, Mr. Sandler served in various roles and, most recently as Assurance Manager, in the Hi-Tech and Life Science Practice at EY, a global accounting and consulting firm. Prior to that, between November 2011 and November 2014, Mr. Sandler was a finance associate at Seeking Alpha, a crowd-sourced content service for financial markets. Mr. Sandler holds a Bachelor’s degree in Economics and Accounting from Bar-Ilan University.

Tamar Shoham, Chief Technology Officer

Tamar Shoham, 48, serves as our Chief Technology Officer since November 2021. Mrs. Shoham is a leading imaging and video scientist, with over 20 years’ experience in algorithm development and industry-oriented research, primarily in the field of video quality and compression. Mrs. Shoham joined us in August 2009, and prior to her current role, served as our Vice President of Technology where she led our algorithm and intellectual property development. Prior to joining us, between 2006 and 2009, Mrs. Shoham was a research fellow at the NEGEV consortium, Signal and Image Processing Lab at the Technion Institute of Technology. Prior to that, between 1997 and 2005, Mrs. Shoham served as a digital signal processing algorithm developer at Comverse Ltd. Mrs. Shoham holds a Master’s degree in Electrical Engineering from the Technion Institute of Technology and a Bachelor’s degree in Electrical Engineering from Tel Aviv University.

Dan Julius, V.P. of Research and Development

Dan Julius, 45, serves as our Vice President of Research and Development. Mr. Julius brings more than two decades of experience in management and software development. Mr. Julius joined us in March 2011, and prior to his current role served as a team lead for our system overseeing design, development, and quality control. Prior to joining us, between February 2008 and May 2011, Mr. Julius was the co-founder and served as Chief Technology Officer at Joliper Ltd. Prior to that, between February 2007 and February 2008, Mr. Julius served as a software developer and a team leader at BeInSync Ltd., a software platform enabling users to backup, synchronize, share and access their files, documents and other data online. Prior to that, between November 2001 and August 2004, Mr. Julius served as a CAD engineer at Intel. Between February 1999 and August 2001, Mr. Julius served as a software developer and a team leader at TeleVend Inc. Mr. Julius holds a Master’s degree in Computer Science from the University of British Columbia and a Bachelor’s degree in Computer Science from Tel Aviv University.

Dani Megrelishvili, Chief Product Officer

Dani Megrelishvili, 47, serves as our Chief Product Officer since December 2022. Mr. Megrelishvili’s previous roles with us were between November 2014 and November 2017, serving as Head of Product (JPEGmini business unit), and between February 2012 and November 2014, serving as Head of User experience. Prior to rejoining us, between January 2022 and November 2022, Mr. Megrelishvili served as product manager at Lexense Technologies Ltd., a legal-tech startup offering tools for handling and managing legal disputes. Prior to that, between June 2020 and December 2021, Mr. Megrelishvili served as product manager at Wix.Com Ltd (NASDQ: WIX), a cloud-based web development services company. Prior to that, between August 2018 and June 2020, Mr. Megrelishvili served as a consultant to several technology companies, including ZOOZ Mobile Ltd., a payment processing platform (acquired by PayU in 2018) and Augmented Intelligence Inc., a startup that builds an AI Assistant for a variety of use-cases.

Eliezer Lubitch, President, Beamr, Inc.

Eliezer Lubitch, 61, serves as the President of our subsidiary, Beamr, Inc. since 2011. Mr. Lubitch heads our U.S. operations, including sales, business development, new markets, and strategic partnerships. Prior to joining us, between 2008 and 2011, Mr. Lubitch served as Vice President of Business Development and Brand Licensing at Eastman Kodak Company. Prior to that, between 2004 and 2007, Mr. Lubitch served as Vice President of Business Development at Kodak Versamark Inc., a wholly owned subsidiary of Kodak. Between 1990 and 2003, Mr. Lubitch served in various roles at Scitex Corporation, Ltd. (NASDAQ: SCIX), including Vice President of Business Development, Director of Business Development, Product Line R&D Manager, and software engineer. Mr. Lubitch was a seed investor in Tivella, Inc., a pioneering company of IPTV (acquired by Cisco in 2007). Mr. Lubitch holds a Master’s degree in Business Administration from the Technion Institute of Technology, a Master’s degree in Computer Science from Tel Aviv University, and a Bachelor’s degree in Mathematics and Computer Science from Hebrew University.

Tal Barnoach, Director

Tal Barnoach, 58, serves as a board member in our company since January 2014. Mr. Barnoach is a general partner at Disruptive VC, a venture capital fund since July 2014 Disruptive Opportunity Fund since 2018 and Disruptive AI since 2020. Besides his role as a general partner in Disruptive and serving as a board member of Beamr, Mr. Barnoach serves as a board member in several other technological companies like Idomoo, Anodot, Tailor Brands, Bit, Lumen, Deep, Replix, Qwilt, Minta and more. Over the last 20 years, Mr. Barnoach has founded and led companies such as S.E.A. Multimedia (which went public in 1996), Orca Interactive (acquired by France Telecom in 2008), BeInsync (acquired by Phoenix Technologies in 2008) and Dotomi (acquired by ValueClick in 2011). Mr. Barnoach holds a B.A. degree in economics from Tel Aviv University.

Lluis Pedragosa, Director

Liuis Pedragosa, 43, serves as a board member in our company since August 2016, and was appointed by our shareholder, Marker LLC. Since May 2018, Mr. Pedragosa is a managing partner and the Chief Financial Officer of Team8, a cybersecurity and fintech company creation platform and a venture capital fund. Prior to that, between December 2012 and April 2018, Mr. Pedragosa was a partner and founding team member at Marker LLC, a venture capital firm with over $400 million under management. Besides his role in Team8 and serving as a board member of Beamr, Mr. Pedragosa serves as a board member in Screenz, and as a board observer in Overwolf Ltd. Mr. Pedragosa holds a Master’s degree in Business Administration from The Wharton School of the University of Pennsylvania, a Master’s degree in International Studies from the University of Pennsylvania, and a Bachelor’s of science in Business Administration from ESADE Business School.

Yair Shoham, Director

Yair Shoham, 68, serves as a board member in our company since March 2023. Mr. Shoham brings more than two decades of global experience in venture capital and is a serial entrepreneur with a track record in the software and hardware spaces. Prior to joining us, between 2018 and December 2021, Mr. Shoham served as Managing Director and Israel Country Manager at Intel Capital, the venture arm of Intel Corporation. Prior to this role, between July 2012 and 2018, he served as Investment Director at Intel Capital. Prior to that, between 1999 and 2012, Mr. Shoham served as General Partner at Genesis Partners, a leading early stage Israel-based venture capital firm. During his career, Mr. Shoham has founded and led several companies such as VDOnet Corp. (acquired by Citrix Systems, Inc.), Butterfly VLSI Ltd. (acquired by Texas Instruments Incorporated), and RFWaves Ltd. (acquired by Vishay Intertechnology Inc.). Between 1995 and 2006, Mr. Shoham served as an independent board member at M-Systems Ltd., until the company was acquired by SanDisk Corporation. Mr. Shoham holds a Juris Doctor degree from Loyola University School of Law and a Bachelor’s degree in psychology from the University of Haifa.

Osnat Michaeli, Director

Osnat Michaeli, 53, serves as a board member in our company since March 2023. Ms. Michaeli brings more than two decades of global experience in finance and operations. Prior to joining us, between May 2019 and August 2021, Ms. Michaeli served as Chief Financial Officer at Twine Solutions Ltd, a leading digital thread-dyeing technology company. Between March 2017 and May 2019, Ms. Michaeli served as Chief Financial Officer at Cardo Systems Ltd., a leading company for Bluetooth® and Dynamic Mesh Communication, and entertainment systems for motorcycle riders. Prior to that, between March 2011 and August 2015, Ms. Michaeli served as Chief Financial Officer at Kornit Digital Ltd., an international manufacturing company, which produces high-speed industrial inkjet printers, pigmented ink, and chemical products, where she held a key role in leading the company to its Initial Public Offering in, 2015 (NASDAQ: KRNT). Ms. Michaeli holds a Bachelor’s degree in economics and a Master’s degree in Business Administration, both from Tel Aviv University.

B. Compensation

The aggregate compensation we paid to our executive officers and directors for the year ended December 31, 2022, was approximately $1,025,749. This amount includes approximately $79,701 paid, set aside or accrued to provide pension, severance, retirement or similar benefits or expenses and $96,897 share based compensation expenses, but does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. As of December 31, 2022, options to purchase 826,234 ordinary shares granted to our officers and directors were outstanding under our share option plan at a weighted average exercise price of $1.65 per share.

In accordance with the Companies Law, the table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2022. For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Name and Principal Position	Salary (1)	Bonus (2)	Equity-Based Compensation (3)	Other Compensation	Total
	(USD in thousands)
Sharon Carmel, CEO	161	-	-	--	161
Danny Sandler, CFO	159	-	18	--	177
Eliezer Lubitch, US President	241	-	26	--	267
Tamar Shoham, CTO	164	-	19	--	183
Dan Julius, VP R&D	189	-	21	--	210

(1)	Salary includes the officer’s gross salary plus payment by us of social benefits on behalf of the officer. Such benefits may include payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), pension, severance, risk insurance (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(2)	Represents annual bonuses granted to the officer based on formulas set forth in the respective resolutions of our Compensation Committee and Board of Directors with respect to 2022.

(3)	Represents the equity-based compensation expenses recorded in our financial statements for the year ended December 31, 2022, based on the securities’ fair value on the grant date, calculated in accordance with applicable accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 12 to our financial statements included in this Annual Report.

For so long as we are a foreign private issuer, we will not be required to comply with the proxy rules applicable to U.S. domestic companies regarding disclosure of the compensation of certain executive officers on an individual basis. Pursuant to the Companies Law, we are required to disclose the annual compensation of our five most highly compensated officers on an individual basis. This disclosure will not be as extensive as that required of a U.S. domestic issuer. We intend to commence providing such disclosure, at the latest, in the annual proxy statement for our first annual meeting of shareholders, which will be filed under cover of a report on Form 6-K.

Employment Agreements with Executive Officers

We have entered into written employment or consulting agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we intend to enter into indemnification agreements, subject to the listing of our securities on the Nasdaq Capital Market, with each executive officer, director, and director nominee pursuant to which we will indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance.

For a description of the terms of our options and option plans, see “Item 6.E Directors, Senior Management and Employees—Share Ownership—Share Option Plans” below.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his employment with our company.

Non-Executive Board Engagement Terms

During the term of office as a director, each non-executive director shall be entitled to receive an annual remuneration payment of $20,000 per full year (payable in four (4) equal payments, one for each calendar quarter ending on March 31, June 30, September 30 and December 31 of each year), or a pro rata thereof. In addition, each non-executive director shall also be entitled to receive a payment of $750.00 for each face-to-face or zoom meeting of the board of directors or a committee thereof, and a payment of $500.00 for each written resolution of the board of birectors or a committee thereof.

C. Board Practices

Introduction

Our board of directors consists of five members. We believe that Tal Barnoach, Lluis Pedragosa, Yair Shoham and Osnat Michaeli are “independent” for purposes of the Nasdaq Stock Market rules. Our amended and restated articles of association provide that the number of board of directors’ members shall be set by the general meeting of the shareholders provided that it will consist of not less than five and not more than ten. Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the service agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them.

Each director, except external directors that may be required to be appointed under the Companies Law under certain circumstances, will hold office pursuant to the Companies Law, until the next annual general meeting of our shareholders following his or her appointment, or until he or she resigns or unless he or she is removed by a majority vote of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our amended and restated articles of association.

In addition, if a director’s office becomes vacant, the remaining serving directors may continue to act in any manner, provided that their number is of the minimal number specified in our amended and restated articles of association. If the number of serving directors is lower than such minimum number, then our board of directors may only act in an emergency or to fill the office of director which has become vacant up to a number equal to the minimum number provided for pursuant to our amended and restated articles of association, or in order to call a general meeting of our shareholders for the purpose of electing directors to fill any of our vacancies . External directors may be elected for up to two additional three-year terms after their initial three-year term under the circumstances described below, with certain exceptions as described in “External Directors” below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law.

Under the Companies Law, any shareholder holding at least one percent of our outstanding voting power may nominate a director. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been given to our board of directors. Any such notice must include certain information, including the consent of the proposed director nominee to serve as our director if elected, and a declaration that the nominee signed declaring that he or she possesses the requisite skills and has the availability to carry out his or her duties. Additionally, the nominee must provide details of such skills, and demonstrate an absence of any limitation under the Companies Law that may prevent his or her election, and affirm that all of the required election-information is provided to us, pursuant to the Companies Law.

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is two.

The board of directors must elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors, and may also remove that director as chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the board of directors, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company’s shareholders to determine, for a period not exceeding three years from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least a majority of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination) (shares held by abstaining shareholders shall not be considered); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company.

The board of directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees of the board, and it may, from time to time, revoke such delegation or alter the composition of any such committees, subject to certain limitations. Unless otherwise expressly provided by the board of directors, the committees shall not be empowered to further delegate such powers. The composition and duties of our audit committee, financial statement examination committee and compensation committee that will be established upon the listing of our ordinary shares on the Nasdaq Capital Market, are described below.

The board of directors oversees how management monitors compliance with our risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by us. The board of directors is assisted in its oversight role by an internal auditor. The internal auditor undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which will be reported to our audit committee.

DIVERSITY OF THE BOARD OF DIRECTORS

Board Diversity Matrix (As of April 15, 2023)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

Part I: Gender Identity	Female	Male	Non- Binary	Did Not Disclose Gender
Directors	0	3	0	2
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	2

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are publicly traded, including Israeli companies with shares listed on the Nasdaq, are required to appoint at least two external directors who meet the qualification requirements set forth in the Companies Law. The definitions of an external director under the Companies Law and independent director under Nasdaq Stock Market rules are similar such that it would generally be expected that our two external directors will also comply with the independence requirement under Nasdaq Stock Market rules.

A person may not be appointed as an external director if the person is a relative of a controlling shareholder or if on the date of the person’s appointment or within the preceding two years the person or his or her relatives, partners, employers or anyone to whom that person is subordinate, whether directly or indirectly, or entities under the person’s control have or had any affiliation with any of the following, or an affiliated entity: (1) us; (2) any person or entity controlling us on the date of such appointment; (3) any relative of a controlling shareholder; or (4) any entity controlled, on the date of such appointment or within the preceding two years, by us or by a controlling shareholder. If there is no controlling shareholder or any shareholder holding 25% or more of voting rights in the company, a person may not be appointed as an external director if the person has any affiliation to the chairman of the board of directors, the chief executive officer (referred to in the Companies Law as a general manager), any shareholder holding 5% or more of the company’s shares or voting rights or the senior financial officer as of the date of the person’s appointment.

The term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (2) the right to appoint directors of the corporation or its general manager. For the purpose of approving related-party transactions, the term also includes any shareholder that holds 25% or more of the voting rights of the company if the company has no shareholder that owns more than 50% of its voting rights. For the purpose of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders.

The term affiliation includes:

●	an employment relationship;

●	a business or professional relationship maintained on a regular basis;

●	control; and

●	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “relative” is defined as a spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling and parent and the spouse of each of the foregoing.

The term “office holder” is defined as a general manager, chief business manager, deputy general manager, vice general manager, director or manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title.

A person may not serve as an external director if that person or that person’s relative, partner, employer, a person to whom such person is subordinate (directly or indirectly) or any entity under the person’s control has a business or professional relationship with any entity that has an affiliation with any affiliated entity, even if such relationship is intermittent (excluding insignificant relationships). Additionally, any person who has received compensation intermittently (excluding insignificant relationships) other than compensation permitted under the Companies Law may not continue to serve as an external director.

No person can serve as an external director if the person’s position or other affairs create, or may create, a conflict of interest with the person’s responsibilities as a director or may otherwise interfere with the person’s ability to serve as a director or if such a person is an employee of the Israeli Securities Authority or of an Israeli stock exchange. If at the time an external director is appointed all current members of the board of directors, who are not controlling shareholders or relatives of controlling shareholders, are of the same gender, then the external director to be appointed must be of the other gender. In addition, a person who is a director of a company may not be elected as an external director of another company.

According to regulations promulgated under the Companies law, at least one of the external directors is required to have “financial and accounting expertise,” unless another member of the audit committee, who is an independent director under the Nasdaq Stock Market rules, has “financial and accounting expertise,” and the other external director or directors are required to have “professional expertise.” An external director may not be appointed to an additional term unless: (1) such director has “accounting and financial expertise;” or (2) he or she has “professional expertise,” and on the date of appointment for another term there is another external director who has “accounting and financial expertise” and the number of “accounting and financial experts” on the board of directors is at least equal to the minimum number determined appropriate by the board of directors.

The regulations promulgated under the Companies Law define an external director with requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to his or her office as an external director in the company, or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration.

Until the lapse of a two-year period from the date that an external director of a company ceases to act in such capacity, the company in which such external director served, and its controlling shareholder or any entity under control of such controlling shareholder may not, directly or indirectly, grant such former external director, or his or her spouse or child, any benefit, including by way of (i) the appointment of such former director or his or her spouse or his child as an officer in the company or in an entity controlled by the company’s controlling shareholder, (ii) the employment of such former director, and (iii) the engagement, directly or indirectly, of such former director as a provider of professional services for compensation, directly or indirectly, including via an entity under his or her control. With respect to a relative who is not a spouse or a child, such limitations only apply for one year from the date such external director ceased to be engaged in such capacity.

The provisions of the Companies Law set forth special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either:

●	such majority includes at least a majority of the shares held by shareholders who are non-controlling shareholders and do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, to which we refer as a disinterested majority; or

●	the total number of shares voted by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director, against the election of the external director, does not exceed 2% of the aggregate voting rights in the company.

The initial term of an external director is three years. Thereafter, an external director may be reelected by shareholders to serve in that capacity for up to two additional three-year terms, provided that:

●	his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company. In such event, the external director so reappointed may not be a Related or Competing Shareholder, as defined below, or a relative of such shareholder, at the time of the appointment, and is not and has not had any affiliation with a Related or Competing Shareholder, at such time or during the two years preceding such person’s reappointment to serve an additional term as external director. The term “Related or Competing Shareholder” means a shareholder proposing the reappointment or a shareholder holding 5% or more of the outstanding shares or voting rights of the company, provided, that at the time of the reappointment, such shareholder, the controlling shareholder of such shareholder, or a company controlled by such shareholder, have a business relationship with the company or are competitors of the company;

●	the external director proposed his or her own nomination, and such nomination was approved in accordance with the requirements described above;

●	his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same majority required for the initial election of an external director (as described above).

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the Nasdaq Marketplace Rules, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described above).

External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election, after receiving the board of directors arguments for such removal, or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment, or violating their duty of loyalty to the company. If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Companies Law to call a shareholders meeting as soon as practicable to appoint a replacement external director.

Each committee of the board of directors that is authorized to exercise the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors.

External directors may be compensated only in accordance with regulations adopted under the Companies Law.

Alternate Directors

Our amended and restated articles of association provide, as allowed by the Companies Law, that any director may, subject to the conditions set thereto, appoint a person as an alternate to act in his place, to remove the alternate and appoint another in his place and to appoint an alternate in place of an alternate whose office is vacated for any reason whatsoever. Under the Companies Law, a person who is not qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as an alternate director for another director, may not be appointed as an alternate director. Nevertheless, a director who is already serving as a director may be appointed as an alternate director for a member of a committee of the board of directors so long as he or she is not already serving as a member of such committee, and if the alternate director is to replace an external director, he or she is required to be an external director and to have either “financial and accounting expertise” or “professional expertise,” depending on the qualifications of the external director he or she is replacing. A person who does not have the requisite “financial and accounting experience” or the “professional expertise,” depending on the qualifications of the external director he or she is replacing, may not be appointed as an alternate director for an external director. A person who is not qualified to be appointed as an independent director, pursuant to the Companies Law, may not be appointed as an alternate director of an independent director qualified as such under the Companies Law. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment.

Committees of the Board of Directors

Our board of directors has established two standing committees, the audit committee and the compensation committee.

Audit Committee

Under the Companies Law, we are required to appoint an audit committee subject to the listing of our ordinary shares on the Nasdaq Capital Market. The audit committee must be comprised of at least three directors, including all of the external directors, if applicable, (one of whom must serve as chair of the committee). The audit committee may not include the chairman of the board; a controlling shareholder of the company or a relative of a controlling shareholder; a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder; or a director who derives most of his or her income from a controlling shareholder.

Our audit committee is comprised of Lluis Pedragosa, Yair Shoham and Osnat Michaeli.

Under the Companies Law, our audit committee is responsible for:

(i)	determining whether there are deficiencies in the business management practices of our company, and making recommendations to the board of directors to improve such practices;

(ii)	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) and establishing the approval process for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest (see “Item 6.C Directors, Senior Management and Employees—Board Practices—Approval of Related Party Transactions under Israeli Law”);

(iii)	determining the approval process for transactions that are “non-negligible” (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee;

(iv)	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

(v)	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor;

(vi)	establishing procedures for the handling of employees’ complaints as to deficiencies in the management of our business and the protection to be provided to such employees; and

(vii)	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto.

Pursuant to the Companies Law, our audit committee may not conduct any discussions or approve any actions requiring its approval (see “Item 6.C Directors, Senior Management and Employees—Board Practices—Approval of Related Party Transactions under Israeli Law”), unless at the time of the approval a majority of the committee’s members are present.

Our board of directors intends to adopt an audit committee charter to be effective upon the listing of our ordinary shares on the Nasdaq Capital Market setting forth, among others, the responsibilities of the audit committee consistent with the rules of the SEC and Nasdaq Listing Rules (in addition to the requirements for such committee under the Companies Law), including, among others, the following:

●	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

●	recommending the engagement or termination of the person filling the office of our internal auditor, reviewing the services provided by our internal auditor and reviewing effectiveness of our system of internal control over financial reporting;

●	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors; and

●	reviewing and monitoring, if applicable, legal matters with significant impact, finding of regulatory authorities’ findings, receive reports regarding irregularities and legal compliance, acting according to “whistleblower policy” and recommend to our board of directors if so required.

Nasdaq Stock Market Requirements for Audit Committee

Under the Nasdaq Stock Market rules, we are required to maintain an audit committee consisting of at least three members, all of whom are independent and are financially literate and one of whom has accounting or related financial management expertise.

As noted above, the members of our audit committee include Lluis Pedragosa, Yair Shoham and Osnat Michaeli. Osnat Michaeli  serves as the chairman of our audit committee. All members of our audit committee will meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that each member of our audit committee will be an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

Under the Companies Law, our audit committee will also carry out the duties of a financial statement examination committee. As such, the audit committee will be responsible for: (i) estimations and assessments made in connection with the preparation of financial statements; (ii) internal controls related to the financial statements; (iii) completeness and propriety of the disclosure in the financial statements; (iv) the accounting policies adopted and the accounting treatments implemented in material matters of the company; and (v) value evaluations, including the assumptions and assessments on which evaluations are based and the supporting data in the financial statements.

Compensation Committee

Under the Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors (if any). The compensation committee is subject to the same Companies Law restrictions as the audit committee as to: (a) who may not be a member of the committee; and (b) who may not be present during committee deliberations as described above.

Our compensation committee, acting pursuant to a written charter, is comprised of Tal Barnoach, Yair Shoham and Osnat Michaeli. Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder on all aspects referring to its independence, authorities and practice. Our compensation committee follows home country practice as opposed to complying with the compensation committee membership and charter requirements prescribed under the Nasdaq Stock Market rules.

Our compensation committee will review and recommend to our board of directors: with respect to our executive officers’ and directors’: (1) annual base compensation (2) annual incentive bonus, including the specific goals and amounts; (3) equity compensation; (4) employment agreements, severance arrangements, and change in control agreements and provisions; (5) retirement grants and/or retirement bonuses; and (6) any other benefits, compensation, compensation policies or arrangements.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a special majority (see “Item 6.C Directors, Senior Management and Employees—Board Practices—Approval of Related Party Transactions under Israeli Law”). Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy would be in the best interests of the company. Under the Companies Law, we are required to adopt an office holder compensation policy by November 27, 2023, which is 9 months from the date of our initial public offering.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, expertise and accomplishments of the relevant director or executive;

●	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the cost of the terms of service of an office holder and the average median compensation of the other employees of the company (including those employed through manpower companies), including the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

●	as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

●	with the exception of office holders who report directly to the chief executive officer, the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation at the time of its grant;

●	the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation.

The compensation policy must also consider appropriate incentives from a long-term perspective.

The compensation committee will be responsible for: (1) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by the shareholders); and (2) duties related to the compensation policy and to the compensation of a company’s office holders, including:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

●	recommending to the board of directors periodic updates to the compensation policy;

●	assessing implementation of the compensation policy;

●	determining whether the terms of compensation of certain office holders of the company need not be brought to approval of the shareholders; and

●	determining whether to approve the terms of compensation of office holders that require the committee’s approval.

Our compensation policy will be designed to promote our long-term goals, work plan and policy, retain, motivate and incentivize our directors and executive officers, while considering the risks that our activities involve, our size, the nature and scope of our activities and the contribution of an officer to the achievement of our goals and maximization of profits, and align the interests of our directors and executive officers with our long-term performance. To that end, a portion of an executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy will include measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Our compensation policy will also address our executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers, and considers the internal ratios between compensation of our executive officers and directors and other employees. For example, the compensation that may be granted to an executive officer may include: base salary, annual bonuses, equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. In addition, our compensation policy will provide for maximum permitted ratios between the total variable (cash bonuses and equity-based compensation) and non-variable (base salary) compensation components, in accordance with an officer’s respective position with the company.

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to executive officers other than our chairman or Chief Executive Officer may be based entirely on a discretionary evaluation. Our Chief Executive Officer will be entitled to recommend performance objectives to such executive officers, and such performance objectives will be approved by our compensation committee (and, if required by law, by our board of directors).

The performance measurable objectives of our chairman and Chief Executive Officer will be determined annually by our compensation committee and board of directors. A less significant portion of the chairman’s and/or the Chief Executive Officer’s annual cash bonus may be based on a discretionary evaluation of the chairman’s or the Chief Executive Officer’s respective overall performance by the compensation committee and the board of directors based on quantitative and qualitative criteria.

The equity-based compensation under our compensation policy for our executive officers (including members of our board of directors) will be designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy will provide for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and phantom, options, in accordance with our equity incentive plan then in place. Share options granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, our compensation policy will contain compensation recovery provisions which allows us under certain conditions to recover bonuses paid in excess, will enable our Chief Executive Officer to approve an immaterial change in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance our compensation policy) and will allow us to exculpate, indemnify and insure our executive officers and directors subject to certain limitations set forth thereto.

Our compensation policy will also provide for compensation to the members of our board of directors either: (i) in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time; or (ii) in accordance with the amounts determined in our compensation policy.

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor nominated by the audit committee. We intend to appoint our internal auditor by May 28, 2023, which is 90 days following our initial public offering. The role of the internal auditor is to examine, among other things, whether a company’s actions comply with the law and proper business procedure. The chairman of the Board, or whoever the Board of the Company determines from time to time is required to oversee the activities, and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. An internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the outstanding shares or voting rights of a company, any person or entity that has the right to appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Our internal auditor is not our employee, but partner of a firm which specializes in internal auditing.

Remuneration of Directors

Under the Companies Law, remuneration of directors is subject to the approval of the compensation committee, thereafter by the board of directors and thereafter, unless exempted under the regulations promulgated under the Companies Law, by the general meeting of the shareholders. In case the remuneration of the directors is in accordance with regulations applicable to remuneration of the external directors then such remuneration shall be exempt from the approval of the general meeting. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply.

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to use reasonable means to obtain:

●	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

●	all other important information pertaining to these actions.

The duty of loyalty of an office holder requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

●	refrain from any conflict of interest between the performance of his duties in the company and his performance of his other duties or personal affairs;

●	refrain from any action that is competitive with the company’s business;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder.

Insurance

Under the Companies Law, a company may obtain insurance for any of its office holders against the following liabilities incurred due to acts he or she performed as an office holder, if and to the extent provided for in the company’s articles of association:

●	breach of his or her duty of care to the company or to another person;

●	a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests; and

●	a financial liability imposed upon him or her in favor of another person.

We purchase increased insurance coverage for a company of our size.

Indemnification

The Companies Law and the Israeli Securities Law, 5728-1968, or the Securities Law, provide that a company may indemnify an office holder against the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder, including a settlement or arbitrator’s award approved by a court;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; or (b) in connection with a monetary sanction;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or imposed on him or her by a court: (1) in proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) in a criminal proceeding of which he or she was acquitted; or (3) as a result of a conviction for a crime that does not require proof of criminal intent; and

●	expenses incurred by an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees. An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

The Companies Law also permits a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited and shall detail the following foreseen events and amount or criterion:

●	to events that in the opinion of the board of directors can be foreseen based on the company’s activities at the time that the undertaking to indemnify is made; and

●	in amount or criterion determined by the board of directors, at the time of the giving of such undertaking to indemnify, to be reasonable under the circumstances.

We intend to enter, into indemnification agreements with all of our directors and with all members of our senior management subject to the listing of our securities on the Nasdaq Capital Market. Each such indemnification agreement will provide the office holder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance.

Exculpation

Under the Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of his or her duty of loyalty, but may exculpate in advance an office holder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association provide that we may exculpate, in whole or in part, any office holder from liability to us for damages caused to the company as a result of a breach of his or her duty of care, other than a breach of the duty of care in a distribution. Subject to the aforesaid limitations, under the indemnification agreements we intend to enter, we will exculpate and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Limitations

The Companies Law provides that we may not exculpate or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exculpation) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) any act or omission committed with the intent to derive an illegal personal benefit; or (4) any fine, monetary sanction, penalty or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders.

Our amended and restated articles of association permit us to exculpate (subject to the aforesaid limitation), indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law.

The foregoing descriptions summarize the material aspects and practices of our board of directors. For additional details, we also refer you to the full text of the Companies Law, as well as of our amended and restated articles of association, which are exhibits to this Annual Report.

There are no service contracts between us or our Subsidiary, on the one hand, and our directors in their capacity as directors, on the other hand, providing for benefits upon termination of service.

Approval of Related Party Transactions under Israeli Law

General

Under the Companies Law, we may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:

●	the office holder acts in good faith and the act or its approval does not cause harm to the company; and

●	the office holder disclosed the nature of his or her interest in the transaction (including any significant fact or document) to the company at a reasonable time before the company’s approval of such matter.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder disclose to the company, promptly, and, in any event, not later than the board meeting at which the transaction is first discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

●	the office holder’s relatives; or

●	any corporation in which the office holder or his or her relatives holds 5% or more of the shares or voting rights, serves as a director or general manager or has the right to appoint at least one director or the general manager.

An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction. Under the Companies Law, an extraordinary transaction is a transaction:

●	not in the ordinary course of business;

●	not on market terms; or

●	that is likely to have a material effect on the company’s profitability, assets or liabilities.

The Companies Law does not specify to whom within us nor the manner in which required disclosures are to be made. We require our office holders to make such disclosures to our board of directors.

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise and provided that the transaction is in the company’s interest. If the transaction is an extraordinary transaction in which an office holder has a personal interest, first the audit committee and then the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholder approval may also be required. Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting unless the chairman of the audit committee or board of directors (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval. A director who has a personal interest in a transaction, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless a majority of members of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholder approval is generally also required.

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, as well as transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, and transactions concerning the terms of engagement and compensation of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the audit committee or the compensation committee, as the case may be, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements:

●	at least a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

●	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

In addition, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires the abovementioned approval every three years; however, such transactions not involving the receipt of services or compensation can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances.

The Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote.

The term “controlling shareholder” is defined in the Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint 50% or more of the directors of the company or its general manager. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated.

Approval of the Compensation of Directors and Executive Officers

The compensation of, or an undertaking to indemnify, insure or exculpate, an office holder who is not a director requires the approval of the company’s compensation committee, followed by the approval of the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify, insure or exculpate is inconsistent with the company’s stated compensation policy, or if the said office holder is the chief executive officer of the company (subject to a number of specific exceptions), then such arrangement is subject to the approval of our shareholders, subject to a special majority requirement.

Directors. Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the general meeting of our shareholders. If the compensation of our directors is inconsistent with our stated compensation policy, then, provided that those provisions that must be included in the compensation policy according to the Companies Law have been considered by the compensation committee and board of directors, shareholder approval by a special majority will be required.

Executive officers other than the chief executive officer. The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) only if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders by a special majority. However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

Chief executive officer. Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders by a special majority. However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provides detailed reasons for their decision. In addition, the compensation committee may exempt the engagement terms of a candidate to serve as the chief executive officer from shareholders’ approval, if the compensation committee determines that the compensation arrangement is consistent with the company’s stated compensation policy, that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company, and that subjecting the approval to a shareholder vote would impede the company’s ability to attain the candidate to serve as the company’s chief executive officer (and provide detailed reasons for the latter).

The approval of each of the compensation committee and the board of directors, with regard to the office holders and directors above, must be in accordance with the company’s stated compensation policy; however, under special circumstances, the compensation committee and the board of directors may approve compensation terms of a chief executive officer that are inconsistent with the company’s compensation policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained by a special majority requirement.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing his power in the company and to act in good faith and in an acceptable manner in exercising his rights and performing his obligations toward the company and other shareholders, including, among other things, in voting at general meetings of shareholders (and at shareholder class meetings) on the following matters:

●	amendment of the articles of association;

●	increase in the company’s authorized share capital;

●	merger; and

●	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from oppressing other shareholders. The remedies generally available upon a breach of contract will also apply to a breach of the above mentioned duties, and in the event of oppression of other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or has another power with respect to a company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Employment and Consulting Agreements with Executive Officers

We have entered into written employment or consulting agreements with each of our executive officers. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive salary and benefits. These agreements also contain customary provisions regarding non-competition, non-solicitation, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable law.

D. Employees.

See “Item 4.B. Business Overview—Employees.”

E. Share Ownership.

See “Item 7.A. Major Shareholders” below.

Share Option Plans

2010 Option Plan

In December 22, 2010, our board of directors adopted our 2010 Option Plan, or the 2010 Plan. We are no longer granting options under the 2010 Plan and currently grant options under the 2015 Plan (as defined below). There are currently 142,760 ordinary shares resulting from the exercise of certain options granted under the 2010 Plan which are held in trust in favor of the employees who exercised such options. We maintain the 2010 Plan in order to allow our employees to enjoy certain tax benefits under Israeli tax law. Of the 543,120 outstanding options as of April 15, 2023 under the 2010 Plan, all options were fully vested.

Administration. Our board of directors, a duly authorized committee of our board of directors, or the administrator, administer the 2010 Plan. Under the 2010 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2010 Plan and any option agreements or options granted thereunder, designate recipients of options, determine and amend the terms of options, including, but not limited to, the number and class of ordinary shares underlying each option, the time of grant of an option, the exercise price of an option (with the consent of the grantee in the event of an increase of the exercise price), the time and vesting schedule applicable to an option, accelerate or amend the vesting schedule applicable to an option (with the consent of the grantee in the event of an extension to the vesting schedule) and take all other actions and make all other determinations necessary or advisable for the administration of the 2010 Plan.

The administrator also has the authority to approve the conversion, substitution, cancellation or suspension under and in accordance with the 2010 Plan of any or all options or ordinary shares. The administrator also has the authority to amend and rescind rules and regulations relating to the 2010 Plan or terminate the 2010 Plan at any time before the date of expiration of its ten-year term.

Grant. All options granted pursuant to the 2010 Plan are evidenced by an option agreement. The option agreement sets forth the terms and conditions of the options, including the number of shares subject to such options, vesting schedule, the exercise price, if applicable, the tax route and other terms and conditions not inconsistent with the 2010 Plan as the administrator may determine

Exercise. An option under the 2010 Plan may be exercised by providing us with a written notice of exercise, specifying the number of shares with respect to which the option is being exercised and full payment of the exercise price for such shares, if applicable, in such form and method as may be determined by the administrator and permitted by applicable law. An option may not be exercised for a fraction of a share.

Termination of Employment. Options under the 2010 Plan shall expire in accordance with the period determined in the applicable option agreement or following the termination of the grantee’s employment or engagement with us, as set forth below. In the event of the death of a grantee while employed by or performing service for us or a subsidiary, or in the event of termination of a grantee’s employment or services for reasons of disability, the grantee, or in the case of death, such grantee’s legal successor, may exercise options that have vested prior to termination within the earlier of the twelve-month period following the date of death or termination, or the options’ expiration date.

In the case of termination of the grantee’s employee, other than for cause, any option that is vested prior to the date of termination may be exercised within such period of time ending on the earlier of 90 days following the termination date, or the option’s expiration date.

Transferability. Unless otherwise determined by the board of directors, options under the 2010 Plan may not, other than by will or laws of descent, be transferred by the grantee nor may of the rights arising under the options be subject to a mortgage, attachment or other willful encumbrance.

Transactions. In the event of a merger, consolidation or sale of all, or substantially all, of our assets or shares, any and all outstanding, unexercised options granted under the 2010 Plan, whether vested or unvested shall be cancelled for no consideration, unless determined otherwise by our board of directors in its sole and absolute discretion to cause or effect any actions such as (i) the assumption or exchange of the options for options or shares of a successor company; (ii) the exchange of options for monetary compensation; or (iii) the determination that all unvested options and unexercised vested options shall expire on the date of such transactions.

2015 Share Incentive Plan

The 2015 Share Incentive Plan, or the 2015 Plan, was adopted by our board of directors on January 1, 2015. The 2015 Plan provides for the grant of equity-based incentive awards to our employees, directors, office holders, service providers and consultants in order to incentivize them to increase their efforts on behalf of the company and to promote the success of our business.

Authorized Shares. As of April 15, 2023, there are 322,279 ordinary shares reserved and available for issuance under the 2015 Plan.

Shares underlying an award granted under the 2015 Plan or an award granted under the 2010 Plan that has expired, or was cancelled, terminated, forfeited, or repurchased or settled in cash in lieu of issuance of shares, for any reason, without having been exercised, and if permitted by us, shares tendered to pay the exercise price or withholding tax obligations, are available for issuance under the 2015 Plan in accordance with applicable law.

Administration. Our board of directors, a duly authorized committee of our board of directors or the administrator administer the 2015 Plan. Under the 2015 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2015 Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards, including, but not limited to, the number and class of ordinary shares underlying each option award, the time of grant of an option award, the exercise price of an option award (with the consent of the grantee in the event of an increase of the exercise price), the fair market value of an ordinary share, the time and vesting schedule applicable to an award or the method of payment for an award, accelerate or amend the vesting schedule applicable to an award, prescribe the forms of agreement for use under the 2015 Plan and take all other actions and make all other determinations necessary for the administration of the 2015 Plan.

The administrator also has the authority to approve the conversion, substitution, cancellation or suspension under and in accordance with the 2015 Plan of any or all option awards or ordinary shares. The administrator also has the authority to modify option awards to eligible individuals who are foreign nationals or are individuals who are employed outside Israel to recognize differences in local law, tax policy or custom in order to effectuate the purposes of the 2015 Plan but without amending the 2015 Plan. The administrator also has the authority to amend and rescind rules and regulations relating to the 2015 Plan or terminate the 2015 Plan at any time before the date of expiration of its ten-year term.

Eligibility. The 2015 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Israeli Income Tax Ordinance (New Version), 5721-1961, or the Ordinance, and Section 3(i) of the Ordinance and for awards granted to our U.S. employees or service providers, including those who are deemed to be U.S. residents for tax purposes, in compliance with Section 422 of the Code, and Section 409A of the Code, or Incentive Stock Options.

Section 102 of the Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares, options or certain other types of equity awards. Our non-employee service providers and controlling shareholders may only be granted options under section 3(i) of the Ordinance, which does not provide for similar tax benefits.

Grant. All awards granted pursuant to the 2015 Plan are evidenced by an award agreement, in a form approved, from time to time, by the administrator in its sole discretion. The award agreement sets forth the terms and conditions of the award, including the type of award, number of shares subject to such award, vesting schedule and conditions (including performance goals or measures) and the exercise price, if applicable, and other terms and conditions not inconsistent with the 2015 Plan as the administrator may determine. Certain awards under the 2015 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards.

Unless otherwise determined by the administrator and stated in the award agreement, and subject to the conditions of the 2015 Plan, awards for new employees vest and become exercisable under the following schedule: 25% of the shares covered by the award, on the first anniversary of the vesting commencement date determined by the administrator (and in the absence of such determination, the date on which such award was granted), and 6.25% of the shares covered by the award at the end of each subsequent three-month period thereafter over the course of the following three years; provided that the grantee remains continuously as an employee or provides services to us throughout such vesting dates.

Each award granted under the 2015 Plan will expire ten years from the date of the grant thereof, unless such shorter term of expiration is otherwise designated by the administrator. In the case of an Incentive Stock Option granted to a 10% shareholder, within the meaning of Section 422(b)(6) of the Code, the exercise period shall not exceed five years from the effective date of grant of such Incentive Stock Option.

Awards. The 2015 Plan provides for the grant of share options (including Incentive Stock Options and Nonqualified Stock Options), restricted shares, RSUs and other share-based awards. Options granted under the 2015 Plan to our employees who are U.S. residents may qualify as Incentive Stock Options within the meaning of Section 422 of the Code, or may be non-qualified stock options. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant unless the administrator specifically indicates that the share option will have a lower exercise price and it complies with Section 409A of the Code, and in the case of Incentive Stock Options granted to 10% shareholders, not less than 110%.

Exercise. An award under the 2015 Plan may be exercised by providing us with a written notice of exercise, specifying the number of shares with respect to which the award is being exercised and full payment of the exercise price for such shares, if applicable, in such form and method as may be determined by the administrator and permitted by applicable law. An award may not be exercised for a fraction of a share. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2015 Plan, the administrator may, in its discretion, (1) accept cash, (2) provide for net withholding of shares in a cashless exercise mechanism or (3) direct a securities broker to sell shares and deliver all or a part of the proceeds to the company or the trustee, or to pledge shares to a securities broker or lender, as security for a loan, and to deliver all or part of the loan proceeds to the company or the trustee.

Transferability. Other than by will, the laws of descent and distribution or as otherwise provided under the 2015 Plan or determined by the administrator, neither the options nor any right in connection with such options are assignable or transferable.

Termination of Employment. Unless otherwise determined by the administrator and subject to the conditions of the 2015 Plan, an award may only be exercised for as long as the grantee is an employee or provides services to us. In the event of termination of a grantee’s employment or service with us or any of our affiliates, other than for cause, all vested and exercisable awards held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise determined by the administrator and subject to the conditions of the 2015 Plan and in no event later than the expiration of the term of such awards. After such three-month period or expiration of the term of such awards, all such unexercised awards will terminate and the shares covered by such awards shall again be available for issuance under the 2015 Plan.

In the event of termination of a grantee’s employment or service with us or any of our affiliates due to such grantee’s death or permanent disability all vested and exercisable awards held by such grantee as of the date of termination may be exercised by the grantee or the grantee’s legal guardian, estate, or by a person who acquired the right to exercise the award by bequest or inheritance, as applicable, within one year after such date of termination, unless otherwise provided by the administrator and in the event of termination due to such grantee’s retirement, within three months of such termination. Any awards which are unvested as of the date of such termination or which are vested but not then exercised within the one-year period following such date, will terminate and the shares covered by such awards shall again be available for issuance under the 2015 Plan.

Notwithstanding any of the foregoing, if a grantee’s employment or services with us or any of our affiliates is terminated for “cause” (as defined in the 2015 Plan), all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination and the shares covered by such awards shall again be available for issuance under the 2015 Plan.

Transactions. In the event of a share split, reverse share split, share dividend, recapitalization, combination or reclassification of our shares, merger, consolidation, amalgamation, a reorganization or other similar occurrences, the administrator in its sole discretion shall make an appropriate adjustment in the number of shares related to each outstanding award and to the number of shares reserved for issuance under the 2015 Plan, to the class and kind of shares subject to the 2015 Plan, as well as the exercise price per share of each outstanding award, as applicable, the terms and conditions concerning vesting and exercisability and the term and duration of outstanding awards, or any other terms that the administrator adjusts in its discretion; provided that any fractional shares resulting from such adjustment shall be rounded to the nearest whole share unless otherwise determined by the administrator. Notwithstanding any of the foregoing, unless determined by the administrator, no adjustment shall be made by reason of the distribution of subscription rights or rights offering to outstanding shares or other issuance of shares by us.

In the event of a merger or consolidation of the company, or a sale of all, or substantially all, of the our shares or assets or other transaction having a similar effect on us, or liquidation or dissolution, or such other transaction or circumstances that our board of directors determines to be a relevant transaction, then without the consent of the grantee, the administrator may but is not required to (i) cause any outstanding award to be assumed or substituted by such successor corporation, (ii) regardless of whether or not the successor corporation assumes or substitutes the award (a) provide the grantee with the option to exercise the award as to all or part of the shares, and may provide for an acceleration of vesting of unvested awards, or (b) cancel the award and pay in cash, shares of the company, the acquirer or other corporation which is a party to such transaction or other property as determined by the administrator as fair in the circumstances, (iii) determine that any payments made in respect of awards shall be made or delayed to the same extent that payment of consideration to the holders of the shares in connection with the merger/sale is made or delayed, or (iv) suspend the grantee’s rights to exercise any vested portion of an award for a period of time prior to the signing or consummation of a merger/sale transaction.

Notwithstanding the foregoing, the administrator may upon such event amend, modify or terminate the terms of any award as it shall deem, in good faith, appropriate.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 15, 2023 by:

●	each of our directors and senior management;

●	all of our directors and senior management as a group; and

●	each person (or group of affiliated persons) known by us to be the beneficial owner of 5% or more of the outstanding ordinary shares.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days from April 15, 2023 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on ordinary shares issued and outstanding as of April 15, 2023.

As of April 15, 2023 and based on their reported registered office, thirteen of our shareholders were U.S. persons, holding in aggregate approximately 39% of our outstanding ordinary shares. We have also set forth below information known to us regarding any significant change in the percentage ownership of our ordinary shares by any major shareholders during the past three years. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares, and neither our principal shareholders nor our directors and executive officers have different or special voting rights with respect to their ordinary shares. A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Item 7.A Major Shareholders and Related Party Transactions—Certain Relationships and Related Party Transactions.”

Unless otherwise noted below, the address of each shareholder, director and executive officer is c/o Beamr Imaging Ltd., 10 HaManofim Street Herzeliya, 43305, Israel.

	Number of Shares
Name of beneficial owner	beneficially owned	Percentage
5% or Greater Shareholder
Marker II LP (1)	2,272,150	17.6%
Innovation Endeavors II, L.P. (2)	1,042,445	8.1%
Disruptive Technologies III L.P. (3)	1,056,290	8.2%
Verizon Ventures LLC (4)	1,073,731	8.3%
Directors and Executive Officers
Sharon Carmel (5)	3,693,190	28.67%
Danny Sandler (6)	27,750	*
Tamar Shoham (7)	92,050	*
Dan Julius (8)	114,335	*
Dani Megrelishvili (9)	42,658	*
Eliezer Lubitch (10)	286,390	2.22%
Tal Barnoach (11)	241,105	1.87%
Lluis Pedragosa (12)	1,584	*
Yair Shoham (12)	1,584	*
Osnat Michaeli (12)	1,584	*
All directors, director nominees and executive officers as a group (10 persons)	4,502,230	32.76%

*	Indicates beneficial ownership of less than 1% of the total ordinary shares outstanding.

(1)	Consists of (i) 2,272,150 ordinary shares. Richard Scanlon is the sole director of the managers and the general partner of the Marker II LP. Ohad Finkelstein and Yuval Shachar are independent members of the investment committee of the Marker II LP. Voting and investment power over the shares held by the Marker II LP resides with the general partner and the members of any such investment committee. The address of the foregoing entity and individuals is c/o Marker LLC, 10 East 53rd Street, New York, NY 10022.

(2)	Consists of 1,042,445 ordinary shares. Dror Berman is a managing partner at Innovation Endeavors, and as such may be deemed to have voting and investment control over the shares held by Innovation Endeavors II, L.P. The address of the principal office of Innovation Endeavors II, L.P. is 1845 El Camino Real, Palo Alto, CA 94306.

(3)	Consists of (i) 1,007,570 ordinary shares held by Disruptive Technologies III L.P., and (ii) 48,720 ordinary shares held by Disruptive Technologies L.P. Disruptive Technology Ltd is the general partner of Disruptive Technologies L.P & Disruptive Technologies III L.P, Tal Barnoach and Adam Rothstein holds the GP and therefore they are deemed to have voting and dispositive power concerning the shares. The address of the principal office of Technologies L.P & Disruptive Technologies III L.P is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(4)	Consists of 1,073,731 ordinary shares. Verizon Ventures LLC is an indirect, wholly-owned subsidiary of Verizon Communications, Inc. The address of the principal office of Verizon Ventures LLC is 1095 Avenues of the Americas, New York, NY 10036.

(5)	Consists of 3,693,190 ordinary shares.

(6)	Consists of 27,750 options to purchase ordinary shares that are currently exercisable or will be exercisable within 60 days from April 15, 2023. Does not include 44,250 options to purchase ordinary shares that are not exercisable within 60 days of April 15, 2023.

(7)	Consists of 92,050 options to purchase ordinary shares that are currently exercisable or will be exercisable within 60 days from April 15, 2023. Does not include 18,750 options to purchase ordinary shares that are not exercisable within 60 days of April 15, 2023.

(8)	Consists of 114,335 options to purchase ordinary shares that are currently exercisable or will be exercisable within 60 days from April 15, 2023. Does not include 20,625 options to purchase ordinary shares that are not exercisable within 60 days of April 15, 2023.

(9)	Consists of 12,000 ordinary shares, and (ii) 30,658 options to purchase ordinary shares that are currently exercisable or will be exercisable within 60 days from April 15, 2023. Does not include 216,616 options to purchase ordinary shares that are not exercisable within 60 days of April 15, 2023.

(10)	Consists of (i) 97,440 ordinary shares, and (ii) 188,950 options to purchase ordinary shares that are currently exercisable or will be exercisable within 60 days from April 15, 2023. Does not include 26,250 options to purchase ordinary shares that are not exercisable within 60 days of April 15, 2023.

(11)	Consists of (i) 63,121 ordinary shares, (iii) 128,400 ordinary shares held in favor of certain beneficiaries, and (iv) options to purchase 49,584 ordinary shares that are currently exercisable or will be exercisable within 60 days from April 15, 2023. The ordinary shares do not include shares held by Disruptive Technologies III L.P. or Disruptive Technologies L.P. Does not include 17,416 options to purchase ordinary shares that are not exercisable within 60 days of April 15, 2023.

(12)	Consists of 1,584 options to purchase ordinary shares that are currently exercisable or will be exercisable within 60 days from April 15, 2023. Does not include 17,416 options to purchase ordinary shares that are not exercisable within 60 days of April 15, 2023

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2020.

B. Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we, or our subsidiaries, are party since January 1, 2022.

Advance Investment Agreements

On August 6, 2019, we entered into Advanced Investment Agreements, or the 2019 AIA, with several of our current shareholders, providing for bridge loan financing in the aggregate amount of $3,097,000. The 2019 AIAs provide for the conversion of the investment amount into our ordinary shares under certain circumstances including in particular in the case of an initial public offering such that immediately prior to the closing our initial public the investment amount automatically converted into such number of our ordinary shares equal to the initial public offering price multiplied by 0.8.

On August 26, 2021, we entered into Advanced Investment Agreements, or the 2021 AIA, with several of our current shareholders, providing for bridge loan financing in the aggregate amount of $560,000. The 2021 AIAs provide for the conversion of the investment amount into our ordinary shares under certain circumstances including in particular in the case of an initial public offering such that immediately prior to the closing of our initial public offering the investment amount automatically convert into such number of our ordinary shares equal to the initial public offering price multiplied by 0.8.

Related party participants in the 2019 AIAs and 2021 AIAs, collectively, the AIAs, that were converted into ordinary shares in our initial public offering included the following:

Participant	Aggregate Investment Amount	Number of Ordinary Shares from Conversion of AIA in our Initial Public Offering*
Sharon Carmel	$1,100,000	343,750
Disruptive Technologies LP	$100,000	31,250
Marker II LP	$1,100,000	343,750
Verizon Ventures LLC	$947,619	296,131
Innovation Endeavors II LP	$250,000	78,125

*	Number of ordinary shares issued upon the automatic conversion of advance investment agreements on February 27, 2023 in our initial public offering based on a conversion price equal to 80% of the initial public offering price of $4.00.

Sharon Carmel Management

On November 1, 2009, we entered into a services agreement with Sharon Carmel Management Ltd., or SCM, a company owned by our Chief Executive Officer and Chairman, Sharon Carmel, according to which we receive consulting services for a current monthly gross amount of NIS 45,000 from Mr. Carmel as our full time Chief Executive Officer. Since January 1, 2020, we have not been paying SCM for the consulting services and as further discussed below, we have accrued expenses of an aggregate of $460,000 as of December 31, 2022.

In addition, on February 16, 2022, we entered into an addendum to the services agreement with SCM under which it was agreed that (i) the term of the services agreement with SCM was extended until December 31, 2025 and (ii) the current liability towards SCM as was accrued for services rendered under the services agreement over a period commencing January 1, 2020 through February 16, 2022 in total amount of $359,000, or the Current Liability, will be paid in 18 equal installments (without an interest) starting on March 1, 2022, or the Commencement Date. However, in the event that we shall not have available sufficient funds in any such payment date from and after the Commencement Date to repay the installments of the Current Liability and/or the on-going fee owed to SCM or in the event that we determine that according to the following 12-months period budget that we shall not have available sufficient funds to pay such installments and/or the on-going fee, then SCM hereby agrees to postpone such payments owed to it until we will have such sufficient funds. Any unpaid on-going fee payments will be added to the Current Liability.

Agreements and Arrangements With, and Compensation of Executive Officers

Certain of our executive officers have employment agreements that contain customary provisions and representations, including confidentiality, non-competition, non-solicitation and inventions assignment undertakings by the executive officers. Under current applicable Israeli employment laws, we may not be able to enforce (either in whole or in part) covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. See “Item 6.B Directors, Senior Management and Employees—Compensation.”

Options

Since our inception we have granted options to purchase our ordinary shares to our officers and to our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plans under “Management—Share Option Plans.” If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the various Option Plan agreements), options that are vested will generally remain exercisable for three (3) months following the date of such termination if we initiate such termination or two weeks following the date of such termination, if an executive officer or a director initiates such termination.

Indemnification Agreements

Our amended and restated articles of association permits us to exculpate, indemnify and insure each of our directors and office holders to the fullest extent permitted by the Israeli Companies Law. Upon the closing of our initial public offering, we entered into indemnification agreements with each of our directors, director nominees and executive officers, undertaking to indemnify them to the fullest extent permitted by Israeli law, including with respect to liabilities resulting from a public offering of our shares, to the extent that these liabilities are not covered by insurance. We have also obtained directors and officers insurance for each of our executive officers and directors. For further information, see “Item 6.C Directors, Senior Management and Employees—Board Practices—Exculpation,” Item 6.C Directors, Senior Management and Employees—Board Practices—Insurance,” and “Item 6.C Directors, Senior Management and Employees—Board Practices—Indemnification.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

See “Item 4.B. Business Overview—Legal Proceedings.”

Dividends

We have never declared or paid any cash dividends to our shareholders of our ordinary shares, and we do not anticipate or intend to pay cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors in compliance with applicable legal requirements and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, our strategic goals and plans to expand our business, applicable law and other factors that our board of directors may deem relevant.

The Companies Law imposes further restrictions on our ability to declare and pay dividends

Payment of dividends may be subject to Israeli withholding taxes. See “Item 10.E—Additional Information—Taxation” for additional information.

B. Significant Changes

Other than as otherwise described in this Annual Report on Form 20-F and as set forth below, no significant change has occurred in our operations since the date of our consolidated financial statements included in this Annual Report on Form 20-F.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

On February 27, 2023, our ordinary shares were approved for trading on the Nasdaq Capital Market under our ticker symbol “BMR” and began trading at the open of market on February 28, 2023. Upon listing of our ordinary shares in our initial public offering on February 28, 2023, we effected a reverse share spit at a ratio of 1-for-5.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares are listed on the Nasdaq Capital Market.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

A copy of our Amended and Restated Articles of Association is attached as Exhibit 1.1 to this Annual Report. Other than as disclosed below, the information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference into this Annual Report.

C. Material Contracts

Except as set forth below, we have not entered into any material contract within the two years prior to the date of this Annual Report on Form 20-F, other than contracts entered into in the ordinary course of business, or as otherwise described herein in “Item 4.A. History and Development of the Company”, “Item 4.B. Business Overview”, “Item 7A. Major Shareholders” or “Item 7B. Related Party Transactions” above.

D. Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

E. Taxation.

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, or other taxing jurisdiction.

Israeli Tax Considerations and Government Programs

The following is a description of the material Israeli income tax consequences of the ownership of our ordinary shares. The following also contains a description of material relevant provisions of the current Israeli income tax structure applicable to companies in Israel, with reference to its effect on us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the tax authorities will accept the views expressed in the discussion in question. The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our ordinary shares. Shareholders should consult their own tax advisors concerning the tax consequences of their particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax. As of January 1, 2018, the corporate tax rate is 23%. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli resident company are generally subject to the prevailing corporate tax rate.

Under Israeli tax legislation, a corporation will be considered as an “Israeli resident company” if it meets one of the following: (i) it was incorporated in Israel; or (ii) the control and management of its business are exercised in Israel.

Tax Benefits for Research and Development

Israeli tax ordinance allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, and the tax deduction shall usually take place as long as one of the following applies:

●	The expenditures are in the fields of industry, agriculture, transportation or energy, and the research is carried out by a factory owner who is in the field of the said industries or at his order for the development or promotion of his factory;

●	the expenses are of the expenditures operator who does not have a factory in the said industries, or the expenses constitute as a participation in research funding carried out by another person in exchange for a right to the profits of the results of the expenditures (that are reasonable in relation to his participation in research expenses.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the income Tax Ordinance, 1961. Expenditures not so approved are deductible in equal amounts over three years.

From time to time we may apply the Office of the Chief Scientist for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets).

Tax Benefits

The Investment Law grants tax benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. A Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 9%.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20%.

Taxation of our Shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of 25% or more in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the United States-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with another person, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a Preferred Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

U.S. Federal Income Tax Considerations

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Subject to the limitations described in the next two paragraphs, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the ordinary shares. For this purpose, a “U.S. Holder” is a holder of ordinary shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our ordinary shares. This summary generally considers only U.S. Holders that will own our ordinary shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Code and final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the United States-Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the Internal Revenue Service, or the IRS, with regard to the U.S. federal income tax treatment of an investment in our ordinary shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our ordinary shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our ordinary shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, ordinary shares representing 10% or more of the shares of our company. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold ordinary shares through a partnership or other pass-through entity are not addressed.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our ordinary shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Taxation of Dividends Paid on Ordinary Shares

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder, other than certain U.S. Holders that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on the ordinary shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution that exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and then capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States that includes an exchange of information program. The IRS has stated that the United States-Israel Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our ordinary shares are readily tradable on the Nasdaq Capital Market or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company, or PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our ordinary shares for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which the U.S. Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our ordinary shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS into U.S. dollars or otherwise disposes of them, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Dividends paid with respect to our ordinary shares will be treated as foreign source income, which may be relevant in calculating the holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if holders do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders should consult their tax advisor to determine whether and to what extent such holder will be entitled to this credit.

Taxation of the Sale, Exchange or other Disposition of Ordinary Shares

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the ordinary shares, determined in U.S. dollars, and the U.S. dollar value of the amount realized on the disposition (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to U.S. taxpayers who own shares of a corporation that is a PFIC. We will be treated as a PFIC for U.S. federal income tax purposes for any taxable year that either:

●	75% or more of our gross income (including our pro rata share of gross income for any company, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive; or

●	At least 50% of our assets generally determined on the basis of a quarterly average and based upon fair market value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value) are held for the production of, or produce, passive income.

For this purpose, passive income generally consists of rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. Cash is treated as generating passive income.

We believe that we will not be a PFIC for the current taxable year, although we have not determined whether we will be a PFIC in the foreseeable future. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ordinary shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain “excess distributions” by us and upon disposition of our ordinary shares at a gain: (1) have such excess distribution or gain allocated ratably over the U.S. Holder’s holding period for the ordinary shares, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares will be treated as excess distributions. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

The PFIC rules described above would not apply to a U.S. Holder who makes a qualified electing fund, or QEF, election for all taxable years that such U.S. Holder has held the ordinary shares while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. We do not intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year. In addition, we do not intend to furnish U.S. Holders annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. Therefore, the QEF election will not be available with respect to our ordinary shares.

In addition, the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election. A U.S. Holder of our ordinary shares which are regularly traded on a qualifying exchange, including the Nasdaq Capital Market, can elect to mark the ordinary shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the ordinary shares and the U.S. Holder’s adjusted tax basis in the ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

U.S. Holders who hold our ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules.

Tax on Net Investment Income

U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our ordinary shares), or in the case of estates and trusts on their net investment income that is not distributed to beneficiaries of the estate or trust. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 24% with respect to cash dividends and proceeds from a disposition of ordinary shares. In general, backup withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders with interests in “specified foreign financial assets” (including, among other assets, our ordinary shares, unless such ordinary shares are held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance); and may be required to file a Report of Foreign Bank and Financial Accounts, or FBAR, if the aggregate value of the foreign financial accounts exceeds $10,000 at any time during the calendar year. You should consult your own tax advisor as to the possible obligation to file such information report.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT RELATING TO THE PURCHASE, OWNERSHIP, AND DISPOSITION OF ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also be available to the public through the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

I. Subsidiary Information.

Not applicable.

J. Annual Report to Security Holders.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in exchange rates, interest rates and inflation. All of these market risks arise in the ordinary course of business, as we do not engage in speculative trading activities. The following analysis provides additional information regarding these risks.

Foreign Currency and Exchange Risk

Our functional currency and all of our subsidiaries all of which are primarily a direct and integral component of our operation is the U.S. dollars, as the U.S. dollars is the primary currency of the economic environment in which us and our subsidiaries have operated (which is the currency of the environment in which an entity primarily generates cash) and expects to continue to operate in the foreseeable future. Our sales are mainly denominated in U.S. dollars. A significant portion of our operating costs are in Israel and in Russia, consisting principally of salaries and related personnel expenses, and facility expenses, which are denominated in NIS and RUB. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS and RUB. Furthermore, we anticipate that a significant portion of our expenses will continue to be denominated in NIS and RUB. We do not hedge against currency risk. A hypothetical 10% change in foreign currency exchange rates applicable to our business would have had an impact on our results for the year ended December 31, 2022 of $0.1 million due to NIS, and $0.1 million due to RUB.

Impact of Inflation

While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we do not believe inflation has had a material effect on our historical results of operations and financial condition. However, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset higher costs through price increases or other corrective measures, and our inability or failure to do so could adversely affect our business, financial condition and results of operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable.

B. Warrants and rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There are no material modifications to the rights of security holders.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures were not effective due to a material weakness in our internal control over financial reporting related to lack of sufficient internal accounting personnel, segregation of duties, lack of sufficient internal controls (including IT general controls, entity level controls and transaction level controls). See “Item 5.E—Operating and Financial Review and Prospects—Critical Account Estimates—Internal Control Over Financial Reporting” for additional information.

(b) Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies. See “Item 5.E—Operating and Financial Review and Prospects—Critical Account Estimates—Internal Control Over Financial Reporting” for additional information.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2022, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that three members of our audit committee, include Lluis Pedragosa, Yair Shoham and Osnat Michaeli. Osnat Michaeli, are an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and the Nasdaq Listing Rules.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a Code of Ethics applicable to all of our directors and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of the Code of Ethics is posted on our website at https://beamr.com/. Information contained on, or that can be accessed through, our website does not constitute a part of this a part of this Annual Report on Form 20-F and is not incorporated by reference herein. If we make any amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. We have not granted any waivers under our Code of Business Conduct and Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information regarding fees paid by us to Fahn Kanne & Co. Grant Thornton Israel, an independent registered public accounting firm, for all services, including audit services, for the years ended December 31, 2022 and 2021:

	2022	2021
(USD)
Audit fees (1)	60,134	35,096
Tax fees(2)	643	-
All other fees	0	0
Total	60,777	35,096

(1)	The audit fees for the years ended December 31, 2022 and 2021 includes professional services rendered in connection with the audit of our annual consolidated financial statements and the review of our consolidated interim financial statements, our statutory tax audits and assistance with review of documents filed with the SEC.

(2)	Tax fees include professional services rendered in substance related to receive a certificate from the Israeli tax authority for an exemption or a reduction of withholding tax at the source regarding transfer of funds.

Pre-Approval of Auditors’ Compensation

Our audit committee has a pre-approval policy for the engagement of our independent registered public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent registered public accounting firm. If a type of service, that is to be provided by our auditors, has not received such general pre-approval, it will require specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in applicable SEC rules.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Under the Companies Law, companies incorporated under the laws of the State of Israel, whose shares are publicly traded, including companies whose shares are listed on the Nasdaq Capital Market are considered public companies under Israeli law and are required to comply with various corporate governance requirements under Israeli law relating to such matters as external directors, the audit committee, compensation committee, compensation policy, company’s auditors, and an internal auditor. These requirements are in addition to the corporate governance requirements imposed by the Nasdaq Listing Rules, and other applicable provisions of U.S. securities laws to which we are subject as a foreign private issuer due to the listing of our ordinary shares on the Nasdaq Capital Market. However, pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including the Nasdaq Capital Market, may, subject to certain conditions, “opt out” from the requirement of the Companies Law to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors (other than the gender diversification rule under the Companies Law which requires the appointment of a director from the other gender if, at the time a director is appointed, all members of the board of directors are of the same gender). In accordance with these regulations, we have elected to “opt out” from such requirements of the Companies Law. Under these regulations, the exemptions from such Companies Law’s requirements will continue to be available to us so long as we comply with the following: (i) we do not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) our shares are traded on certain U.S. stock exchanges, including the Nasdaq Capital Market, and (iii) we comply with the director independence requirements and the requirements regarding the composition of the audit committee and the compensation committee under U.S. laws (including applicable Nasdaq rules) applicable to U.S. domestic issuers.

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s ordinary voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding ordinary voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provide that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of any number of shareholders present in person or by proxy.

●	Compensation of officers. Israeli law and our amended and restated articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law. See “Item 6.C Directors, Senior Management and Employees——Board Practices—Approval of Related Party Transactions under Israeli Law” for additional information.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Nomination of Directors. We will not have to comply with the requirements that we have a nominating committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Director Independence. Israeli law does not require that a majority of the directors serving on our board of directors be “independent,” as defined under Nasdaq Stock Market Rule 5605(a)(2), and rather requires we have at least two external directors who meet the requirements of the Companies Law, as described below under “Management—Board Practices—External Directors.” The definition of independent director under Nasdaq Stock Market rules and external director under the Companies Law overlap to a significant degree such that we would generally expect the directors serving as external directors to satisfy the requirements to be independent under Nasdaq Stock Market rules. However, it is possible for a director to qualify as an “external director’’ under the Companies Law without qualifying as an “independent director’’ under the Nasdaq Stock Market rules, or vice-versa. Notwithstanding Israeli law, we believe that a majority of our directors will be “independent” under the Nasdaq Stock Market rules. We are required, however, to ensure that all members of our Audit Committee are “independent” under the applicable Nasdaq and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our Audit Committee are “independent directors” as defined in the Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the Nasdaq Stock Market rules otherwise require

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules. See “Item 6.C Directors, Senior Management and Employees—Board Practices—Approval of Related Party Transactions under Israeli Law” for additional information.

●	Annual Shareholders Meeting. As opposed to the Nasdaq Stock Market Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholders meeting each calendar year and within 15 months of the last annual shareholders meeting.

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited consolidated financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on the Nasdaq Capital Market, subject to certain exemptions the JOBS Act provides to emerging growth companies. We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq Listing Rules. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the Nasdaq Capital Market, may provide less protection than is accorded to investors under the Nasdaq Listing Rules applicable to domestic issuers.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this Annual Report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of the Registrant (filed as Exhibit 99.1 to our Report on Form 6-K as filed with the Securities and Exchange Commission on March 8, 2023, and incorporated herein by reference)
2.1*	Description of Securities Registered under Section 12
4.1	Specimen share certificate of the Registrant (filed as Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on August 15, 2022, and incorporated herein by reference)
10.1	Form of Indemnification Agreement (filed as Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on February 22, 2022, and incorporated herein by reference)
10.2+	2010 Option Plan (filed as Exhibit 10.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on February 22, 2022, and incorporated herein by reference)
10.3+	2015 Share Incentive Plan (filed as Exhibit 10.3 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on February 22, 2022, and incorporated herein by reference)
10.4	Form of Compensation Policy for Directors and Officers (filed as Exhibit 10.4 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on July 12,2022, and incorporated herein by reference)
10.5	Loan and Security Agreement dated as of February 19, 2017 between Silicon Valley Bank, Beamr Imaging Ltd. and Beamr, Inc. (filed as Exhibit 10.5 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on February 22, 2022, and incorporated herein by reference)
10.6	Warrant to Purchase Shares issued February 19, 2017 to Silicon Valley Bank (filed as Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on February 22, 2022, and incorporated herein by reference).
10.7	Form of Advance Investment Agreement dated August 6, 2019 (filed as Exhibit 10.7 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on February 22, 2022, and incorporated herein by reference).
10.8	Deferral Agreement dated April 15, 2020 between Silicon Valley Bank and Beamr Imaging Ltd and Beamr, Inc. (filed as Exhibit 10.8 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on February 22, 2022, and incorporated herein by reference).
10.9	Deferral Agreement dated April 29, 2021 between Silicon Valley Bank, Beamr Imaging Ltd. and Beamr, Inc. (filed as Exhibit 10.9 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on February 22, 2022, and incorporated herein by reference).
10.10	Warrant to Purchase Stock issued April 29, 2021 to Silicon Valley Bank (filed as Exhibit 10.10 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on February 22, 2022, and incorporated herein by reference).
10.11	Form of Advance Investment Agreement dated August 26, 2021 (filed as Exhibit 10.11 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on February 22, 2022, and incorporated herein by reference).
10.12^	Funding Agreement dated as of July 5, 2022 between IBI Spikes Ltd. and Beamr Imaging Ltd. (filed as Exhibit 10.13 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on July 12, 2022, and incorporated herein by reference)
10.13	Warrant to Purchase Shares of Beamr Imaging Ltd. dated as of July 5, 2022 issued to IBI Spikes Ltd. (filed as Exhibit 10.14 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on July 12, 2022, and incorporated herein by reference)
10.14	Form of Underwriting Agreement (filed as Exhibit 1.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on August 15, 2022, and incorporated herein by reference)
10.15	Form of Representative’s Warrant (filed as Exhibit 4.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on August 15, 2022, and incorporated herein by reference)
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350
13.2*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350
21.1	List of Subsidiaries of the Registrant (filed as Exhibit 21.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on February 22, 2022, and incorporated herein by reference).
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

+	Indicates a management contract or any compensatory plan, contract or arrangement.

^	Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

BEAMR IMAGING LTD.

Date: April 24, 2023	By:	/s/ Sharon Carmel
Sharon Carmel
Chief Executive Officer

BEAMR IMAGING LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

BEAMR IMAGING LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Board of Directors and Shareholders Beamr Imaging Ltd.	Fahn Kanne & Co. Head Office 32 Hamasger Street Tel-Aviv 6721118, ISRAEL PO Box 36172, 6136101 T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Beamr Imaging Ltd. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Fahn Kanne & Co. Grant Thornton Israel

FAHN KANNE & CO. GRANT THORNTON ISRAEL

We have served as the Company’s auditor since 2021.

Tel Aviv, Israel

April 24, 2023

Certified Public Accountants

Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd

BEAMR IMAGING LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands except share and per share amounts)

		As of December 31,
	Note	2022	2021
ASSETS
Current assets:
Cash and cash equivalents		$693	$1,028
Trade receivables		581	891
Other current assets	3	64	66
Total current assets		1,338	1,985

Non-current assets:
Deferred offering costs	2F	313	215
Property and equipment, net	4	15	21
Intangible assets, net	5	67	87
Goodwill	2G, 5	4,379	4,379
Total non-current assets		4,774	4,702

Total assets		$6,112	$6,687

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Current maturities of loans, net	6	$330	$508
Account payables		33	27
Deferred revenues	2N	31	33
Liability from related party, net	14	126	345
Other current liabilities	7	425	500
Total current liabilities		945	1,413

Non-current liabilities:
Loans, net of current maturities	6	$387	$-
Liability from related party, net	14	262	-
Derivative warrants liability	8	138	50
Convertible advanced investments	9	4,840	4,770
Total non-current liabilities		5,627	4,820

Commitments and contingent liabilities	10

Shareholders’ equity (deficit):	11
Ordinary Shares of NIS 0.05 par value each:
Authorized: 14,307,116 and 14,316,880 shares at December 31, 2022 and 2021, respectively; Issued and outstanding: 2,578,760 shares at December 31, 2022 and 2021		51	51
Convertible Ordinary 1 and 2 Shares of NIS 0.05 par value each:
Authorized: 1,496,880 shares at December 31, 2022 and 2021; Issued and outstanding: 1,496,880 shares at December 31, 2022 and 2021		5	5
Convertible Preferred Shares of NIS 0.05 par value each:
Authorized: 6,196,004 and 6,186,240 shares at December 31, 2022 and 2021, respectively; Issued and outstanding: 5,714,400 shares at December 31, 2022 and 2021		78	78
Additional paid-in capital		30,375	30,041
Accumulated deficit		(30,969)	(29,721)
Total shareholders’ equity (deficit)		(460)	454

Total liabilities and shareholders’ equity (deficit)		$6,112	$6,687

The accompanying notes are an integral part of these consolidated financial statements.

BEAMR IMAGING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(U.S. dollars in thousands except share and per share amounts)

		Year ended December 31,
	Note	2022	2021	2020

Revenues	16	$2,863	$3,300	$3,176
Cost of revenues		(98)	(90)	(94)
Gross profit		2,765	3,210	3,082

Research and development expenses		(2,063)	(2,032)	(2,727)
Sales and marketing expenses		(905)	(959)	(1,371)
General and administrative expenses		(828)	(773)	(671)
Other income	6B	-	129	20

Operating loss		(1,031)	(425)	(1,667)

Financing expenses, net	13	(165)	(475)	(697)

Loss before taxes on income		(1,196)	(900)	(2,364)

Taxes on income	15	(52)	(52)	(95)

Net loss and comprehensive loss for the year		$(1,248)	$(952)	$(2,459)

Basic and diluted net loss per share		$(0.48)	$(0.37)	$(0.96)

Weighted average number of Ordinary Shares used in computing basic and diluted net loss per share		2,578,760	2,578,760	2,574,814

The accompanying notes are an integral part of these consolidated financial statements.

BEAMR IMAGING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(U.S. dollars in thousands except share and per share amounts)

	Ordinary shares			Convertible Ordinary 1 and 2 shares		Convertible Preferred shares		Additional paid-in	Accumulated	Total shareholders’ Equity
	Number	Amount		Number	Amount	Number	Amount	capital	deficit	(deficit)

Balance as of January 1, 2020	2,568,960	51		1,496,880	5	5,714,400	78	29,753	(26,310)	3,577

Exercise of share options into Ordinary Shares (Note 12)	9,800	*	)	-	-	-	-	11	-	11
Share-based compensation (Note 12)	-	-		-	-	-	-	120	-	120
Net loss for the year	-	-		-	-	-	-	-	(2,459)	(2,459)

Balance as of December 31, 2020	2,578,760	$51		1,496,880	$5	5,714,400	$78	$29,884	$(28,769)	$1,249

Share-based compensation (Note 12)	-	-		-	-	-	-	157	-	157
Net loss for the year	-	-		-	-	-	-	-	(952)	(952)

Balance as of December 31, 2021	2,578,760	$51		1,496,880	$5	5,714,400	$78	$30,041	$(29,721)	$454

Contribution to equity due to free interest loan from controlling shareholder (Note 14)	-	-		-	-	-	-	112	-	112
Share-based compensation (Note 12)	-	-		-	-	-	-	222	-	222
Net loss for the year	-	-		-	-	-	-	-	(1,248)	(1,248)

Balance as of December 31, 2022	2,578,760	$51		1,496,880	$5	5,714,400	$78	$30,375	$(30,969)	$(460)

*)	Representing an amount less than $1.

The accompanying notes are an integral part of these consolidated financial statements.

BEAMR IMAGING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands except share and per share amounts)

	Year ended December 31
	2022	2021	2020
Cash flows from operating activities:
Net loss	$(1,248)	$(952)	$(2,459)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	28	193	679
Share-based compensation (Note 12)	222	157	120
Amortization of discount relating to straight loan received from commercial bank (Note 6)	14	14	29
Exchange rate differences on straight loan received from commercial bank (Note 6)	(12)	-	-
Amortization of discount relating to liability to related party (see Note 14)	40	-	-
Change in the fair value of convertible advanced investments (Note 9)	70	288	436
Capital gain from selling of property and equipment	-	-	(5)
Capital loss from disposal of property and equipment	-	6	-
Modification of terms of straight loan (Note 6A)	-	90	-
Forgiveness of loan under paycheck protection program notes (Note 6B)	-	(129)	-
Decrease (increase) in trade receivables	310	704	(113)
Decrease (increase) in other current assets	2	(26)	366
Increase (decrease) in account payables	6	16	(14)
Increase (decrease) in deferred revenues	(2)	(32)	31
Increase in liability from related party	-	177	168
Increase (decrease) in other current liabilities	(75)	63	(258)
Net cash provided by (used in) operating activities	(645)	569	(1,020)

Cash flows from investing activities:
Purchase of property and equipment	(2)	(4)	(7)
Selling of property and equipment	-	-	8
Net cash provided by (used in) investing activities	(2)	(4)	1

Cash flows from financing activities:
Deferred offering costs (Note 2F)	(98)	(215)	-
Proceeds received from issuance of convertible advanced investments (Note 9)	-	560	-
Proceeds received from paycheck protection program note (Note 6B)	-	54	75
Repayment of principal relating to straight loan received from commercial bank (Note 6)	(582)	(500)	(504)
Repayment of Facility Fee relating to straight loan received from commercial bank (Note 6)	(10)	(40)	-
Proceeds from issuance of unit consist of straight loan and warrant granted to commercial bank, net (Note 6C)	887	-	-
Proceeds from loan received from related party	115	-	-
Proceeds received from exercise of share options into Ordinary Shares (Note 12)	-	-	11
Net cash provided by (used in) financing activities	312	(141)	(418)

Change in cash, cash equivalents	(335)	424	(1,437)
Cash, cash equivalents at beginning of year	1,028	604	2,041
Cash, cash equivalents at end of year	$693	$1,028	$604
Non-cash financing activities:
Contribution to equity due to free interest loan from controlling shareholder (Note 14)	$112	$-	$-

Supplemental disclosure of cash flow information:
Interest paid	$(77)	$(90)	$(91)
Taxes paid	$(54)	$(49)	$(99)

The accompanying notes are an integral part of these consolidated financial statements.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share amounts)

NOTE 1 - GENERAL

A.	Operations

Beamr Imaging Ltd. (the “Company” or “Beamr”) was incorporated on October 1, 2009 under the laws of the State of Israel and it engages in the development of optimization technologies for video and photo compression.

B.	Foreign operations

1.	Beamr Inc.

In 2012, the Company incorporated a wholly-owned U.S. subsidiary, Beamr Inc. (“Beamr Inc.”), for the purpose of reselling the Company’s software and products in the U.S. and Canadian markets.

2.	Beamr Imaging RU LLC

In 2016, the Company incorporated a wholly-owned Russian limited partnership, Beamr Imaging RU LLC, (“Beamr Imaging RU”) for the purpose of conducting research and development services to the Company.

The Company and its subsidiaries, Beamr Inc. and Beamr Imaging RU, are collectively referred to as the “Group”.

C.	Liquidity and capital resources

The Company has devoted substantially all of its efforts to research and development, the commercialization of its software and products and raising capital for such purposes. The development and commercialization of the Company’s software and products are expected to require substantial further expenditures. To date, the Company has not yet generated sufficient revenues from operations to support its activities, and therefore it is dependent upon external sources for financing its operations. In 2022, the Company had net losses of $1,248. As of December 31, 2022, the Company had an accumulated deficit of $30,969. The Company plans to finance its operations through the sales of equity (including the Company’s Initial Public Offering (IPO) of its ordinary shares, par value NIS 0.05 per share, of the Company (the “Ordinary Shares”) that closed in March 2023) and to the extent available, refinancing of liabilities on a long-term basis and through revenues from sales of its software, products and related services. In addition, the Company has recently commenced collaborating with a strategic partner in development of the Company’s next generation product, the Beamr HW-Accelerated Content Adaptive Encoding, which is expected to allow the Company to potentially access new customers and new markets with relatively low sales investment.

During the year ended December 31, 2020, the Company raised net amounts of $75 and $11 through the paycheck protection program and exercise of share options into Ordinary Shares, respectively (see also Note 6B and Note 12, respectively). During the year ended December 31, 2021, the Company raised net amounts of $54 and $560 through the paycheck protection program and issuance of convertible advanced investment, respectively (see also Note 6B and Note 9, respectively). During the year ended December 31, 2022, the Company raised net amounts of $887 through a Funding Agreement with IBI Spikes Ltd (see also Note 6C).

Management has considered the significance of such conditions in relation to the Company’s ability to meet its current obligations and to achieve its business targets and determined that these conditions are not raising substantial doubt about the Company’s ability to continue as a going concern taking into consideration, among others (i) an agreement from February 2022 with the Company’s founder and significant shareholder (the “Founder”) under which the Company’s outstanding current liability towards an entity controlled by the Founder (the “Service Provider”), as noted in Note 14, will be paid in 18 equal installments pending availability of sufficient liquidity funds and (ii) the execution of a definitive agreement (the “Definitive Agreement”) with another commercial bank for receiving straight loan and issuance of warrants, as noted in Note 6C. As of December 31, 2022, it was agreed to extend the term of liability to the Service Provider (including with respect to amount relating to services provided to the Company by the Service Provider throughout fiscal year ended December 31, 2022).

On February 27, 2023, the Company announced the pricing of its initial public offering of 1,950,000 Ordinary Shares at a public offering price of $4.00 per share, for aggregate gross proceeds of $7,800 prior to deducting underwriting discounts and other offering expenses. For additional information, see also Note 17.

D.	The impact of COVID-19

During the year ended December 31, 2022, there were no material adverse impacts on the consolidated financial statements. The duration, scope and effects of the ongoing COVID-19 pandemic, government and other third-party responses to it, the related macroeconomic effects, and the extent of its impact on the Company’s operational and financial performance will depend on future developments. As events continue to evolve and additional information becomes available, the Company’s estimates and assumptions may change in future periods.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 1 - GENERAL (Cont.)

E.	The impact of the Russian Invasion of Ukraine

On February 24, 2022, Russia invaded Ukraine. The Company has an operation in Russia through its wholly-owned subsidiary, Beamr Imaging RU. The Company undertakes some of its software development and design, quality assurance and support in Russia using personnel located there. While most of the Company’s developers are located in Russia, its research and development leadership are all located in Israel. The Company has no manufacturing operations in Russia, and the Company does not sell any products in Russia. The Company constantly evaluates its activities in Russia and currently believes there was no significant impact on its activities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

A.	Use of estimates in the preparation of financial statements

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reported periods. Actual results could differ from those estimates. As applicable to these financial statements, the most significant estimates and assumptions include (i) revenues recognition; (ii) identification of and measurement of financial instruments in funding transactions; (iii) recoverability of the Company’s goodwill upon subsequent periods (iv) measurement of fair value of equity awards and (v) evaluation of going concern.

B.	Functional currency

The functional currency of the Company and all of its subsidiaries all of which are primarily a direct and integral component of the Company’s operation is the US dollar (“$” or “dollar”), as the dollar is the primary currency of the economic environment in which the Company and its subsidiaries have operated (which is the currency of the environment in which an entity primarily generates cash) and expects to continue to operate in the foreseeable future.

In accordance with ASC 830, “Foreign Currency Matters”, balances denominated in or linked to foreign currency are stated on the basis of the exchange rates prevailing at the applicable balance sheet date. For foreign currency transactions included in the consolidated Statement of Operations and Comprehensive Loss, the exchange rates applicable on the relevant transaction dates are used. Gains or losses arising from changes in the exchange rates used in the translation of such transactions are presented within financing income or expenses.

C.	Principles of Consolidation

The consolidated financial statements include the accounts of the Group. Intercompany transactions and balances have been eliminated upon consolidation.

D.	Cash and cash equivalents

Cash equivalents are short-term highly liquid investments which include short term bank deposits (up to three months from date of deposit), that are not restricted as to withdrawals or use and that are readily convertible to cash with maturities of three months or less as of the date acquired.

E.	Research and development expenses

Research and development expenses are charged to operations, as incurred.

ASC 985-20, “Software - Costs of Computer Software to be Sold, Leased or Otherwise Marketed”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. In accordance with ASC 985-20, capitalization ceases when the related product is available for general release to customers. Costs of maintenance and customer support are charged to expenses, as incurred. Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release have been insignificant. Therefore, all research and development costs have been expensed.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

F.	Deferred offering costs

Prior to the effective date of an offering of equity securities, specific incremental costs directly (i.e. accounting, consulting, legal and printing fees) attributable to a proposed or actual offering of securities are deferred and charged against the gross proceeds of the offering, unless the offering of equity securities has been delayed but is currently in process, under which such specific incremental and direct costs are charged immediately to operations. As of December 31, 2022, the Company deferred specific incremental costs directly attributable to offering of securities through its IPO that closed in March 2023 in total amount of $313, which was classified as non-current asset in the Company’s Consolidated Balance Sheet.

G.	Goodwill and Intangible Assets

Goodwill is the amount by which the purchase price of acquired net assets in a business combination exceeded the fair values of the net identifiable assets on the date of acquisition. Goodwill is not amortized but evaluated for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The provisions of ASC 350 “Intangibles-Goodwill and Other” (“ASC 350”) require that the impairment test be performed on goodwill at the level of the reporting unit. As required by ASC 350, the Company chooses either to perform a qualitative assessment whether a goodwill impairment test is necessary or proceeds directly to the goodwill impairment test. Such determination is made for each reporting unit on a stand-alone basis. The qualitative assessment includes various factors such as macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, earnings multiples, gross margin and cash flows from operating activities and other relevant factors. When the Company chooses to perform a qualitative assessment and determines that it is more likely than not (more than 50 percent likelihood) that the fair value of the reporting unit is less than its carrying value, then the Company proceeds to the goodwill impairment test. If the Company determines otherwise, no further evaluation is necessary.

When the Company decides or is required to perform the quantitative goodwill impairment test, the Company compares the fair value of the reporting unit to its carrying value and an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value, if any.

The Company determined that its operations represent a single reporting unit. The Company determines the fair value of its reporting unit by using the income approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates the reporting unit’s fair value. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. The Company considers historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill. As of December 31, 2022 and 2021, the Company has performed the annual impairment test and has determined that impairment loss is not required to be recognized.

Finite lived intangible assets acquired in business combinations, which include technology, customer relationships and trade names, are initially recorded at fair value. They are amortized on a straight-line basis over their estimated useful lives. The intangible asset lives have been determined based upon the anticipated period over which the Company will derive future cash flows from the intangible assets. The Company has considered the effects of legal, regulatory, contractual, competitive, and other economic factors in determining these useful lives. Recoverability of these assets is assessed when triggering events have occurred that may give rise to an impairment loss and is determined by a comparison of the carrying amount of the asset to the future undiscounted net cash flows expected to be generated by the asset. When it is determined that the carrying value of the asset is not recoverable, the asset is written down to its estimated fair value.

As a result of continued losses, the management performed an impairment test with respect to its intangible assets by maintaining an external valuation which utilized discounted cash flow model. Accordingly, certain assumptions and judgments were made to determine the discount rate as well as future cash flows of the Company. During the years ended December 31, 2022, 2021 and 2020, no impairment losses were identified through the impairment test.

The lives used in computing straight-line amortization for financial reporting purposes are as follows:

Rate of depreciation	%
Technology	20
Customer relationships	20
Trade names	10

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.	Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. When an asset is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and the net difference less any amount realized from disposition is reflected in the consolidated Statements of Operations and Comprehensive Loss.

The Company’s long-lived assets are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. To date, the Company has not incurred any impairment losses.

The lives used in computing straight-line depreciation for financial reporting purposes are as follows:

Rate of depreciation	%
Computers and peripheral equipment	33
Office furniture and equipment	7-15

I.	Leases

The Company entered into several non-cancelable lease agreements for offices for use in its operations, which are classified as operating leases (see below).

The Company applies ASC Topic 842, Leases (“ASC 842”).

Accordingly, the Company determines if an arrangement is a lease at inception. The Company’s assessment is based on: (i) whether the contract involves the use of an identified asset, (ii) whether the Company obtains the right to substantially all of the economic benefits from the use of the asset throughout the period of use, and (iii) whether the Company has the right to direct the use of the asset.

Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: (i) the lease transfers ownership of the asset by the end of the lease term, (ii) the lease contains an option to purchase the asset that is reasonably certain to be exercised, (iii) the lease term is for a major part of the remaining useful life of the asset, (iv) the present value of the lease payments equals or exceeds substantially all of the fair value of the asset, or (v) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of lease term. A lease is classified as an operating lease if it does not meet any one of these criteria. Since all the Company’s lease contracts for premises do not meet any of the criteria above, the Company concluded that all its lease contracts should be classified as operating leases.

Right of Use (“ROU”) assets and liabilities are recognized on the commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate (“IBR”) based on the information available on the commencement date in determining the present value of lease payments. The Company’s IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. Moreover, the ROU asset may also include initial direct costs, which are incremental costs of a lease that would not have been incurred if the lease had not been obtained. The Company uses the long-lived assets impairment guidance in ASC 360-10, “Property, Plant, and Equipment - Overall”, to determine whether a ROU asset is impaired, and if so, the amount of the impairment loss to recognize. Certain leases include options to extend or terminate the lease. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate is considered unless it is reasonably certain that the Company will not exercise the option.

The Company also elected the short-term lease recognition exemption for all leases that qualify (leases with a term shorter than 12 months). For those leases, ROU assets or lease liabilities are not recognized and rent expense is recognized on a straight-line basis over the lease term. See also Note 10A for further discussion.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Deferred income taxes

The Company accounts for income taxes in accordance with ASC Topic 740, “Income Taxes”. Accordingly, deferred income taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and the tax bases of assets and liabilities under the applicable tax law. Deferred tax balances are computed using the enacted tax rates expected to be in effect when these differences reverse. Valuation allowance in respect of deferred tax assets is provided for, if necessary, to reduce deferred tax assets is amounts more likely than not to be realized.

The Company accounts for uncertain tax positions in accordance with ASC Topic 740-10, which prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements. According to ASC Topic 740-10, tax positions must meet a more-likely-than-not recognition threshold. The Company’s accounting policy is to classify interest and penalties relating to uncertain tax positions under income taxes, however the Company did not recognize such items in its consolidated financial statements during the years ended December 31, 2022, 2021 and 2020 and did not recognize any liability with respect to an unrecognized tax position in its balance sheets.

K.	Employees benefit plans

The Company’s liability for severance pay to its Israeli employees is pursuant to Section 14 of the Israeli Severance Compensation Act, 1963 (“Section 14”), pursuant to which all the Company’s employees are included under Section 14, and are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in the employee’s name with insurance companies. Under Israeli employment law, payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. The fund is made available to the employee at the time the employer-employee relationship is terminated, regardless of cause of termination. The severance pay liabilities and deposits under Section 14 are not reflected in the balance sheets as the severance pay risks have been irrevocably transferred to the severance funds. All deposits required through December 31, 2022 have been made.

L.	Contingencies

The Company and its subsidiaries may be involved in certain legal proceedings and certain business relationships that arise from time to time in the ordinary course of their business and in connection with certain agreements with third parties. Except for income tax contingencies, the Company applies the provisions of ASC Topic 450, Contingencies. Thus, the Company records accruals for contingencies to the extent that the management concludes that the occurrence is probable and that the related liabilities are estimable. Legal expenses associated with contingencies are expensed as incurred.

M.	Concentrations of credit risk and allowance for doubtful accounts

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade receivables as well as certain other current assets that do not amount to a significant amount. Cash and cash equivalents, which are primarily held in US Dollars and New Israeli Shekels (NIS), are deposited with major banks in Israel, U.S. and Russian Federation. Management believes that such financial institutions are financially sound and, accordingly, minimal credit risk exists with respect to these financial instruments. The Company does not have any significant off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements. Most of the Company’s sales are mainly derived from sales to a diverse set of customers located primarily in the United States. Management periodically evaluates the collectability of the trade receivables to determine the amounts that are doubtful of collection and determine a proper allowance for doubtful accounts, as described below. Accordingly, management believes that the Company’s trade receivables do not represent a substantial concentration of credit risk.

The Company extends credit to customers in the normal course of business and does not require collateral or any other security to support amounts due. Management performs ongoing credit evaluations of its customers. The allowance for doubtful accounts is determined with respect to amounts the Group has determined to be doubtful of collection. In determining the allowance for doubtful accounts, the Company considers, among other things, its past experience with customers, the length of time that the balance is past due, the customer’s current ability to pay and available information about the credit risk on such customers. Provisions for the allowance for doubtful accounts are recorded under general and administrative expenses in the consolidated Statements of Operations and Comprehensive Loss. During the years ended December 31, 2022, 2021 and 2020, the Company has not recorded allowance in respect of accounts receivable.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N.	Revenue recognition

The Company recognizes revenues in accordance with ASC 606, “Revenue from Contracts with Customers” (“ASC 606”) under which the Company determines revenue recognition through the following five steps:

◾	Identification of the contract, or contracts, with a customer;

◾	Identification of the performance obligations in the contract;

◾	Determination of the transaction price;

◾	Allocation of the transaction price to the performance obligations in the contract; and

◾	Recognition of revenue when, or as, the Company satisfies a performance obligation.

The Company enters into contracts that mostly include software and software related services (i.e. Post-Contract Customer Support (“PCS”)), which are generally capable as being distinct from each other and accounted for as separate performance obligations.

The Company derives its revenues from licensing the rights to use its software for a limited term (mainly for a period of one to three years) or on a perpetual basis for enterprises that incorporate the Company’s perpetual license in their own products delivered to end users and for the Company’s products sold to thousands private consumers, as applicable to each contract, and from, provision of related maintenance and technical support. The Company sells its products through direct sales force and indirectly through distributors and consumer platforms.

Revenues are recognized when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration that the company expects to receive in exchange for those goods or services. However, when the consideration for the license is based on sales of the related customer, the company applies the provisions of ASC 606 with respect to sales-based or usage-based royalties promised in exchange for a license of intellectual property and recognizes revenues only when the underlying sales occur, as long as this approach does not result in the acceleration of revenue ahead of the company’s performance.

Under ASC 606, an entity recognizes revenue when or as it satisfies a performance obligation by transferring software license (either timely-based or perpetual) or software related services to the customer, either at a point in time or over time. The Company recognizes its revenues from software sales at a point in time upon delivery of its software license. The software license is considered a distinct performance obligation, as the customer can benefit from the software on its own. The Company’s revenues from PCS are derived from annual maintenance providing for unspecified upgrades on a when-and-if-available basis. The right for an unspecified upgrade for the version acquired by the customer and enhancements on a when-and-if-available basis that do not specify the features, functionality and release date of future product enhancements for the customer to know what will be made available and the general timeframe in which it will be delivered. The Company considers the PCS performance obligation as a distinct performance obligation that is satisfied over time and recognized on a straight-line basis over the contractual period (mainly over a period of one year either for timely-based license or for perpetual license).

As the Company bundles software licenses (either time-based or perpetual) together with PCS, the transaction price is allocated to the separate performance obligations on a relative standalone selling price basis.

Since the Company does not sell PCS on a stand-alone basis and due to the fact that these services are usually involved with limited customer support, mainly based on several hours of technical support per contract (as management believes the technology and products covered under the software license component are mature and fully functional), the standalone selling prices of the PCS are determined based on the expected cost plus a margin (“cost-plus approach”) based on estimation of direct fulfillment cost (an hourly service) and a reasonable margin. Such estimate is also corroborated with the price that the company would have to pay to a third-party service provider for a similar support service.

The stand-alone selling price of the software licenses (either timely-based or perpetual) is estimated by management based on adjusted market assessment approach which represents management estimation of the price that a customer in the market will be willing to pay for such license on a stand-alone basis (i.e. without any PCS).

Due to the fact that the PCS services are usually involved with limited customer support, mainly based on several hours of technical support per contract, the transaction price allocated to the PCS is considered insignificant. Consequently, most of the transaction price is allocated to the software licenses as management believes the technology and products covered under the software license component are mature and fully functional.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N.	Revenue recognition (Cont.)

During the reported periods, costs to obtain contracts were in an insignificant amount.

The Company does not grant a right of return to its customers. When product delivered to the customer is subject to evaluation, the Company defers revenue until evaluation is completed subject to formal selling agreement with the customer, at which time revenue is recognized provided that all other revenue recognition criteria are met.

Commencing 2022, revenue is also derived from the traffic operations in the Google AdSense program, a web advertising platform, that the Company makes available on its websites. Google pays the Company on a cost-per-click basis. The Company recognizes as revenue the fees paid to it by Google based on the volume of clicks through to Google AdSense advertisements.

The Company receives payments from customers based upon contractual payment schedules. Trade receivables are recorded when right to consideration becomes unconditional, and an invoice is issued to the customer. Unbilled receivables include amounts related to the Company’s contractual right to consideration for completed performance obligations not yet invoiced. As of December 31, 2022 and 2021, unbilled receivables balance amounted to $35 and $29, respectively, and are included within trade receivables balance in the Company’s Consolidated Balance Sheets.

As of December 31, 2022 and 2021, the Company had $31 and $33, respectively, of remaining performance obligations not yet satisfied or partly satisfied related to revenues (mostly PCS). Such amounts are presented as deferred revenues which are expected to be recognized as revenues during the next twelve months.

See also Note 16 for further discussion related to disaggregation of revenues.

O.	Fair Value Measurements

The Company measures and discloses fair value in accordance with the ASC 820, “Fair Value Measurements and Disclosures” which defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions there exists a three-tier fair-value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 - unadjusted quoted prices are available in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

Level 2 - pricing inputs are other than quoted prices in active markets that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level 3 - pricing inputs are unobservable for the non-financial asset or liability and only used when there is little, if any, market activity for the non-financial asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation. Level 3 inputs are considered as the lowest priority within the fair value hierarchy. The valuation of certain financial instruments classified under fair value through profit or loss category and the fair value of reporting units for purposes of goodwill impairment analysis, fall under this category.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The fair value of cash and cash equivalents is based on its demand value, which is equal to its carrying value. Additionally, the carrying value of all other short-term monetary assets and liabilities are estimated to be equal to their fair value due to the short-term nature of these instruments.

P.	Convertible Ordinary 1 and 2 Shares and Preferred Shares

The Convertible Ordinary 1 and 2 Shares and Convertible Preferred Shares are not subject to redemption feature upon any events that are considered not solely within the control of the Company. In addition, upon occurrence of liquidation event, as defined in the Company’s Articles of Association, all holders of the Ordinary Shares, Convertible Ordinary 1 and 2 Shares and Convertible Preferred Shares will be entitled to receive the same form of consideration. Thus, the Company classifies its Convertible Ordinary 1 and 2 Shares and Convertible Preferred Shares as part of permanent equity.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.	Allocation of proceeds and related issuance costs

When multiple instruments are issued in a single transaction (package issuance), the total net proceeds from the transaction are allocated among the individual freestanding instruments identified. The allocation occurs after identifying all the freestanding instruments and the subsequent measurement basis for those instruments.

Financial instruments that are required to be subsequently measured at fair value (such as derivative warrants liability) are measured at fair value and the remaining consideration is allocated to other financial instruments that are not required to be subsequently measured at fair value (i.e. straight loan), based on the relative fair value basis for such instruments.

The allocation of issuance costs to freestanding instruments was based on an approach that is consistent with the allocation of the proceeds, as described above.

Issuance costs allocated to the derivative warrant liability were immediately expensed.

Issuance costs allocated to straight loan are recorded as a discount of the straight loan and accreted over the contractual term of straight loan up to face value of such loans using the effective interest method.

R.	Warrants

Certain warrants that were issued to a commercial bank as part of entering into a straight loan and to seller through transaction in which certain identified intangible assets have been purchased are classified as a component of permanent equity since they are freestanding financial instruments that are legally detachable and separately exercisable, do not embody an obligation for the Company to repurchase its own shares, and permit the holders to receive a fixed number of Ordinary Shares upon exercise for a fixed exercise price and thus, are considered as indexed to the Company’s own shares. In addition, the warrants must require physical settlement and may not provide any guarantee of value or return. As such warrants were issued together with financial instruments that are not subsequently measured at fair value the warrants were measured based on allocation of the proceeds received by the Company in accordance with the relative fair value basis. When applicable, direct issuance expenses that were allocated to such warrants were deducted from additional paid-in capital.

Commencing January 1, 2018 and following the early adoption of ASU 2017-11, “Earnings Per Share” (ASU 2017-11), the Company disregards the down round feature when assessing whether an instrument is indexed to its own shares, for purposes of determining liability or equity classification. Based on its evaluation, management has determined that certain warrants with down-round protection are eligible for equity classification. In accordance with the provisions of ASU 2017-11, upon the occurrence of an event that triggers down round protection (i.e., when the exercise price of the warrants is adjusted downward because of the down round feature), the effect is accounted for as a deemed dividend and as a reduction of income available to common shareholders for purposes of basic earnings per share (EPS) calculation. However, during the reported periods there were no events that trigger a down round protection.

S.	Derivative Warrants Liability

Certain warrants that were granted by the Company for commercial bank through funding transaction entitle the bank to exercise the warrants for a variable number of shares and/or for a variable exercise price and thus the fixed-for-fixed criteria is not met. Accordingly, the warrants were classified as a non-current liability according to the provisions of ASC 815-40, “Derivatives and Hedging - Contracts in Entity’s Own Equity” (“ASC 815-40”). The Company accounted for these warrants as a financial derivative liability measured upon initial recognition and on subsequent periods at fair value by using the Hybrid Method by combining the OPM and an IPO scenario.

The fair value of the aforesaid warrants derivative liability is estimated using the Black-Scholes Model which requires inputs such as the expected term of the warrants, share price volatility and risk-free interest rate. These assumptions are reviewed on a regular basis and changes in the estimated fair value of the outstanding warrants are recognized each reporting period as part of the “Financing (income) expenses, net” line in the consolidated statements of operations and comprehensive loss, until such warrants are exercised or expired. When applicable, direct issuance expenses that were allocated to the above warrants were expensed as incurred.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

T.	Modifications or exchanges of loans

Modifications to, or exchanges of, financial instruments such as loans or convertible loans, are accounted for as a modification or an extinguishment, following to provisions of ASC 470-50, “Debt – Modification and Extinguishments” (ASC 470-50). Such an assessment done by management either qualitatively or quantitatively based on the facts and circumstances of each transaction.

Under ASC 470-50, modifications or exchanges are generally considered extinguishments with gains or losses recognized in current earnings if the terms of the new debt and original instrument are substantially different. The instruments are considered “substantially different” when the present value of the cash flows under the terms of the new debt instrument is at least 10% different from the present value of the remaining cash flows under the terms of the original instrument.

If the terms of a debt instrument are changed or modified and the present value of the cash flows under the terms of the new debt instrument is less than 10%, the debt instruments are not considered to be substantially different, except in the following two circumstances: (i)  the transaction significantly affects the terms of an embedded conversion option, such that the change in the fair value of the embedded conversion option (calculated as the difference between the fair value of the embedded conversion option immediately before and after the modification or exchange) is at least 10% of the carrying amount of the original debt instrument immediately before the modification or exchange or (ii)  the transaction adds a substantive conversion option or eliminates a conversion option that was substantive at the date of the modification or exchange.

If the original and new debt instruments are considered as “substantially different”, the original debt is derecognized and the new debt is initially recorded at fair value, with the difference recognized as an extinguishment gain or loss under financial expense or income as applicable.

If a convertible debt instrument with a beneficial conversion option that was separately accounted for in equity, is extinguished prior to its conversion or stated maturity date, a portion of the reacquisition price is allocated to the repurchase of the beneficial conversion option. The amount of the reacquisition price allocated to the beneficial conversion option is measured using the intrinsic value of that conversion option at the extinguishment date. The residual amount, if any, is allocated to the convertible debt instrument.

The gain or loss on the extinguishment of the convertible debt instrument is determined based on the difference between the carrying amount and the fair value of the allocated reacquisition price.

U.	Basic and diluted net loss per Ordinary Share

The Company applies the two-class method as required by ASC 260-10, “Earnings Per Share” (“ASC 260-10”) which requires the income or loss per share for each class of shares (ordinary and all other shares with preferences over Ordinary Shares) to be calculated assuming 100% of the Company’s earnings are distributed as dividends to each class of shares based on their contractual rights. No dividends were declared or paid during the reported periods. According to the provisions of ASC 260-10, the Company’s Convertible Preferred Shares and Convertible Ordinary 1 and 2 Shares do not have contractual obligation to share losses of the Company and therefore are not included in the computation in period of net loss per share.

Basic net loss per Ordinary Share is computed by dividing the net loss for the period applicable to ordinary shareholders, by the weighted average number of Ordinary Shares outstanding during the period. Diluted loss per share gives effect to all potentially dilutive common shares outstanding during the year using the treasury stock method with respect to shares with preferences over Ordinary Shares (Convertible Ordinary 1 and 2 shares and Convertible Preferred Shares), share options and certain warrants and using the if-converted method with respect to convertible advance investments and certain warrants accounted for as derivative liability. In computing diluted loss per share, the average share price for the period is used in determining the number of shares assumed to be purchased from the exercise of share options or warrants.

During the years ended December 31, 2022, 2021 and 2020, the total weighted average number of Ordinary Shares related to outstanding shares with preferences over Ordinary Shares (Convertible Ordinary 1 and 2 shares and Convertible Preferred Shares), share options, warrants and convertible advance investments excluded from the calculation of the diluted loss per share was 9,067,438, 8,957,327 and 8,842,202, respectively.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	Convertible Advance Investments

Upon initial recognition, the Company has considered the provisions of ASC 480-10 “Distinguishing Liabilities from Equity” with respect to certain obligations to issue a variable number of shares and has determined that the convertible advance investments represent a financial liability since most of its settlement alternatives embody either a conditional or an unconditional obligation to issue a variable number of the Company’s shares with monetary value based predominantly on a fixed monetary amount known at inception (the original issue price of the convertible advance investments together with a fixed  return to the investors).

Upon initial recognition, the Company has considered the provisions of ASC 815-15, “Derivatives and Hedging - Embedded Derivatives”, and determined that the embedded conversion feature of the convertible advance investments cannot be considered as clearly and closely related to the host debt instrument. However, it was determined that the embedded conversion feature should not be separated from the host instrument because the embedded conversion option, if freestanding, did not meet a derivative definition based on the provisions of ASC 815-10, “Derivatives and Hedging” since its terms did not require or permit net settlement. Thus, it was determined that the conversion feature does not meet the characteristic of being readily convertible to cash. However, the Company has determined that the redemption feature upon certain events is not solely within the Company’s control under which the Company will be required to repay an amount equal to 200% of the original investment was determined to represent a contingent interest feature that requires bifurcation from a host debt contract because the contingent interest feature meets a derivative definition and the economic characteristics of the embedded feature are not clearly and closely related to those of host debt instrument as such feature is not directly credit risk related.

Furthermore, the Company applied ASC 470-20, “Debt - Debt with Conversion and Other Options” (“ASC 470-20”) which clarifies the accounting for instruments with Beneficial Conversion Features (BCF) or contingently adjustable conversion ratios and has applied the BCFs guidance to determine whether the conversion feature is beneficial to investors. However, as the convertible advance investments were not convertible upon inception (such instrument would have become convertible if the Company would have completed qualified financing by August 5, 2020), it was determined that no BCF was required to be recognized upon initial recognition of the instrument.

Based on the characteristics of the convertible advance investments, the Company elected to measure this liability in its entirety, at its fair value in accordance with ASC 825-10, “Financial Instruments” due to the existence of certain redemption option and the potential requirement to recognize contingent BCF. Accordingly, upon initial recognition and in subsequent periods, the Company measures the liability related to the convertible advance investments based on its fair value taking into consideration, among others all relevant settlement possibilities and their respective likelihood.

W.	Capital contribution from a controlling shareholder

The fair value of the benefit received in respect of loan received from the controlling shareholder is calculated on the basis of the difference between the interest rate that the Company would have required to pay for similar loan from commercial bank and the interest rate that the Company is actually charged under the agreement with the controlling shareholders. Such benefit is accounted for as capital contribution received from the controlling shareholder as additional paid-in capital and it is recorded as discount on the loan received against at the initial measurement date. Subsequently, such discount is expensed over the economic life of the loan based on the effective interest rate method.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

X.	Share-based compensation

The Company measures and recognizes compensation expense for all equity-based payments to employees based on their estimated fair values in accordance with ASC 718, “Compensation-Stock Compensation”. Share-based payments are recognized in the Statement of Operations and Comprehensive Loss as an operating expense based on fair value of the award at the grant date by using Black-Scholes option-pricing model. The inputs for the valuation analysis of the share options include several assumptions of which the most significant are the fair market value of the underlying Ordinary Share, the expected share price volatility and the expected option term. Expected volatility was calculated based upon historical volatility of peer companies in the same industry on daily basis since the Company’s marketability is considered low. The expected option term represents the period that the Company’s share options are expected to be outstanding and is determined based on the simplified method until sufficient historical exercise data will support using expected life assumptions. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The expected dividend yield assumption is based on the Company’s historical experience and expectation of no future dividend payouts. The Company has historically not paid cash dividends and has no foreseeable plans to pay cash dividends in the future. The Company expensed compensation costs net of estimated forfeitures over the requisite service period by applying the straight-line method.

The fair value of Ordinary Shares underlying the share options was determined by the Company’s management with the assistance of an independent valuation firm. Because there has been no public market for the Ordinary Shares, the Company’s management has determined fair value of the Ordinary Shares at the time of grant by considering several objective and subjective factors including data from other comparable companies, sales of Convertible Preferred Shares to unrelated third parties, operating and financial performance, the lack of liquidity of share capital and general and industry specific economic outlook, amongst other factors. The fair value of the underlying Ordinary Shares shall be determined by management until such time as the ordinary shares are listed on an established stock exchange, national market system or other quotation system. For all reported periods through December 31, 2020, the valuations were performed using the Option Pricing Method (“OPM”). Commencing June 30, 2021, the valuations were performed using Hybrid Method by combining the OPM and an IPO scenario.

Commencing January 1, 2019, following the adoption of ASU 2018-07 which aligns the measurement and classification guidance for share-based payments to nonemployees with the guidance for share-based payments to employees (with certain exceptions), share-based payments to non-employees are accounted in accordance with ASC 718.

When applicable, a modification to the terms and/or conditions of an award (i.e. a change of award’s fair value, vesting conditions or classification as an equity or a liability instrument) is accounted for as an exchange of the original award for a new award resulting in total compensation cost equal to the grant-date fair value of the original award, plus the incremental value of the modification to the award. The calculation of the incremental value is based on the excess of the fair value of the modified award following the modification over the fair value of the original award measured immediately before its terms were modified.

NOTE 3 - OTHER CURRENT ASSETS

	As of December 31,
	2022	2021
Prepaid expenses	$32	$33
Government authorities	15	22
Others	17	11
	$64	$66

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 4 - PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2022	2021
Computers and peripheral equipment	$95	$93
Office furniture and equipment	42	42
	137	135
Less - accumulated depreciation	(122)	(114)
Total property and equipment, net	$15	$21

During the years ended December 31, 2022, 2021 and 2020, total depreciation expenses were $8, $16 and $32, respectively.

NOTE 5 - INTANGIBLE ASSETS, NET AND GOODWILL

	As of December 31,
	2022	2021
Carrying amount:
Technology	$2,007	$2,007
Customer relationships	1,127	1,127
Trade names	201	201

	$3,335	$3,335
Accumulated amortization:
Technology	$2,007	$2,007
Customer relationships	1,127	1,127
Trade names	134	114

	3,268	3,248

Intangible assets, net	$67	$87

During the years ended December 31, 2022, 2021 and 2020, total amortization expenses were $20, $177 and $647, respectively.

As of December 31, 2022, the estimated future amortization expense of intangible assets is as follows:

2023	$20
2024-2026	47

$67

As of December 31, 2022 and 2021, the Company performed an annual impairment analysis with respect to goodwill and due to continued losses, an impairment analysis was performed also with respect to the remaining balance of intangible assets. The analysis was based on valuation performed by management using the assistance of third-party appraiser by using the income approach. The significant assumptions used for the assessment were a discount rate of 25.3% and 25.5% as of December 31, 2022 and 2021, respectively, and long-term growth rate of 3% as of December 31, 2022 and 2021. The measurement was classified at level 3 in the fair value hierarchy whereby it was determined that impairment is not required to be recognized with respect to goodwill or intangible assets as of December 31, 2022 and 2021.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 6 - LOANS, NET

A.	Loan and Security Agreements with Silicon Valley Bank

1.	On February 19, 2017, the Company and Beamr Inc. entered into a Loan and Security Agreement (the “2017 Loan Agreement”) with Silicon Valley Bank (the “SVB”), under which the Company had a right to borrow from SVB up to $3,000 bearing interest at a floating per annum rate equal to the Wall Street Journal Prime Rate plus 3.5% (upon occurrence of ’default event’ as defined in the 2017 Loan Agreement, the Aggregate Loan Principal Amount shall bear interest at a rate per annum which is 5% above the rate that is otherwise applicable thereto) which shall be payable monthly.

In June 2018, the Company drew down a cash amount in the aggregate principal amount of $3,000 (the “Loan”) payable in 36 equal installments on a monthly basis commencing the following month after drawing down. The Loan is sometimes referred to herein as a “straight loan”.

In connection with the execution of the 2017 Loan Agreement, the Company issued to SVB a warrant to purchase over a period of 15-years from the issuance date of the warrant (i) 41,040 Series C Convertible Preferred Shares at an exercise price of $5.12 per share or (ii) 41,040 shares to be issued in the ‘next round’ (as defined in the Agreement) at an exercise price equal to the lowest price per share at which the Company will sell and issue shares of the Next Round Shares (the “2017 Warrant”).

Upon initial recognition, the management by assistance of third-party appraiser allocated the net cash proceeds received based on the relative fair value of the Loan and the detachable 2017 Warrant in total amount of $2,875 and $125, respectively. The amount allocated to the 2017 Warrant was classified as a component of permanent equity (as their terms permit the holder to receive a fixed number of Ordinary Shares upon exercise for a fixed exercise price) and the same amount was presented as a discount of the loan component.

In subsequent periods, the Loan is accounted for using the effective interest method over the Loan term, until its stated maturity. Consequently, the Company recorded expenses amounting to $12 and $59 related to amortization of discount and interest expenses of the Loan under finance expenses line in the consolidated Statement of Operations and Comprehensive Loss for the years ended December 31, 2022 and 2021, respectively.

To secure its obligations under the 2017 Loan Agreement, the Company provided a fixed and floating collateral on all its assets (including its intellectual property).

On April 15, 2020, the Company entered into deferral agreement with SVB in connection with the 2017 Loan Agreement under which the original monthly repayment date for the remaining principal due from May 2020 to October 2020 was extended by a period of six months commencing November 2020. However, management has determined that such modification of terms does not represent extinguishment of the original Loan, as the Loan before and after the modification was not considered as “substantially different” in accordance with the provisions of ASC 470-50.

On April 29, 2021 (the “Deferral Effective Date”), the Company entered into a second deferral agreement in connection with the straight loan made under the 2017 Loan Agreement with SVB, under which it was agreed that the original monthly repayment dates for the remaining balance of the principal due from May 2021 to October 2021 (amounting to $667 as of that date) shall be extended by a period of six months commencing November 2021. In consideration, the Company was required to (i) pay SVB a deferral facility fee equal to $50 which shall be fully earned at the Deferral Effective Date, and payable in 10 monthly equal installments over the period commencing April 29, 2021 through January 29, 2022 (the “Facility Fee”); (ii) reimburse SVB for all reasonable legal fees and expenses incurred in connection with the Deferral Agreement and (iii) issue SVB warrants to purchase 9,764 shares (the “2021 Warrant”) at an exercise price of $5.12 per share (subject to standard adjustments) over a period of 15-years at SVB’s discretion into either to Series C Convertible Preferred Shares or class of securities sold and issued by the Company in the next equity financing round (as determined in accordance with the warrant agreement for the 2021 Warrant (the “Warrant Agreement”)) . If SVB exercises the 2021 Warrant and the Warrant Value (as defined in and determined in the Warrant Agreement) will be lower than an amount of $50 (the “Minimum Value”), then immediately following such exercise, the Company shall pay SVB an amount in cash equal to the difference between the Minimum Value and Warrant Value. The 2021 Warrant was issued on April 29, 2021.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 6 - LOANS, NET (Cont.)

A.	Loan and Security Agreements with Silicon Valley Bank (Cont.)

1.	(Cont.)

Upon the modification of the terms under the 2017 Loan Agreement, the Company has considered the provisions of ASC 470-50 “Debt - Modification or Extinguishment” (“ASC 470-50”), and based on such assessment, management has determined by using the assistance of a third-party appraiser that the fair value of the modified loan (including the Facility Fee) plus the fair value of the 2021 Warrant granted are considered as substantially different than the fair value of the original straight loan prior to the modification date. As per the provisions of ASC 470-50, it was determined that the modification represents an extinguishment of the original straight loan. Accordingly, the Company derecognized the remaining balance of the original straight loan in the total amount of $672 and recorded an amount of $712 which represented the fair value of the modified loan (including the Facility Fee) and the fair value of the issued 2021 Warrant in a total amount of $50 as non-current financial liability as their terms permit the holders to receive a variable number of Ordinary Shares upon exercise and as such, the 2021 Warrant is subject to a minimum fair value mechanism. Changes in the estimated fair value of the 2021 Warrant are recognized each reporting period under Financing Expenses, net in the consolidated Statement of Operations and Comprehensive Loss, until the 2021 Warrant is exercised or expired, as earlier. See also Note 8.

In June 2022, the Loan was fully repaid.

2.	On February 17, 2022, the Company entered into a Loan and Securities Agreement (the “2022 Loan Agreement”) with SVB, according to which commencing as of August 1, 2022 through December 31, 2022, SVB may, in its sole discretion in each instance, pursuant to the Company’s request, finance specific eligible accounts receivables of the Company, as determined in the 2022 Loan Agreement, in a total amount equal to the face amount of the eligible account multiplied by a rate of 80%, subject to reduction by SVB in its discretion (the “Advance”), provided that the aggregate amount of all outstanding Advances shall not exceed the lesser of (i) an aggregate principal amount equal to $350, the (“Revolving Line”), or (ii) 80% of all eligible accounts minus the sum of all outstanding principal amounts of any Advances, subject to reduction by SVB in its discretion. The outstanding principal amount of any Advance shall accrue interest at a floating rate per annum equal to the greater of (i) 8.25% and (ii) a floating per annum rate equal to the Wall Street Journal Prime Rate plus 5% (upon occurrence of a ‘default event’ as defined in the 2022 Loan Agreement, the aggregate loan principal amount shall bear interest at a rate per annum which is 5% above the rate that is otherwise applicable thereto). Interest on the principal amount of each Advance will be payable in monthly arrears (i) on each the last day of each month and (ii) on December 31, 2022 (the “Revolving Line Maturity Date”). The security interest granted in the 2022 Loan Agreement shall at all times continue to be a first priority preferred security interest in the collateral and a first priority fixed and floating charges.

Upon making of the initial Advance, the Company agreed to issue to SVB a warrant to purchase (i) 4,785 Series C Convertible Preferred Shares, or (ii) Ordinary Shares in the event that the Company has listed its securities for trading on Nasdaq, or (iii) upon SVB’s written irrevocable election in its sole discretion, the same class and series, or other designation, of convertible preferred share or other senior equity security sold and issued by the Company in the next equity financing over a 15-years period commencing the issuance date of such warrant, at an exercise price of $5.12 per share, provided that if the class is the next equity financing securities, then the exercise price shall be the lowest price per share for which next equity financing securities are sold or issued by the Company.

On July 26, 2022, the 2022 Loan Agreement was terminated, and all related collateral was released.

B.	Paycheck Protection Program Notes

On May 7, 2020 and March 25, 2021, Beamr Inc. entered into separate Paycheck Protection Program Notes (the “PPP Notes”) with SVB under which Beamr Inc. borrowed amounts of $75 and $54, respectively, (in aggregate the “PPP Amount”). The PPP Amount bears interest of 1.0% per annum. Beamr Inc. was required make a monthly payment of principal and interest on the applicable PPP Amount, each monthly payment to be in equal amounts such that the applicable PPP Amount was fully amortized by the maturity date which was determined as 24 months from the date of the first PPP Note or 60 months from the date of the second PPP Note. At any time, Beamr Inc. was entitled to fully prepay the PPP Amount without payment of penalty or premium.

The Company used the PPP Amount for qualifying expenses which may be forgiven if it is utilized for qualifying expenses as described in the CARES Act. In 2021, the PPP Amount was fully forgiven due to qualification for used expenses under the CARES Act and consequently the Company recorded an amount of $129 under other income in the consolidated Statement of Operations and Comprehensive Loss for the year ended December 31, 2021.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 6 - LOANS, NET (Cont.)

C.	Funding Agreement with IBI Spikes Ltd.

On July 7, 2022 (the “Effective Date”), the Company entered into the Definitive Agreement with IBI Spikes Ltd. (the “IBI”), according to which the Company received an amount of NIS 3.1 million (approximately $900) (the “IBI Loan”). The Company granted IBI a right to receive consecutive monthly repayments equal to Net Cash Receipts multiplied by the Royalty Rate, as both defined in the Definitive Agreement, until such time as IBI receives an amount equal to NIS 4,172,760 (approximately $1.2 million) (the “Repayment Amount”) with any amount on account of the Repayment Amount which remains outstanding on the 42nd month anniversary of the later of (i) the Closing Date, and (ii) the last payment provided by IBI (the “Final Repayment Date”) to be paid to IBI at such time. Notwithstanding the above, Company’s minimum annual payment during any Annual Calculation Period will not be less than the lower of (i) $330 and (ii) the outstanding Repayment Amount in recent year.

The Company may repay the Repayment Amount at any time prior to the Final Repayment Date. If early repayment (such amount, the “Payment Amount”) occurs prior to 12-month anniversary date of the Effective Date, then, a 50% discount will be applied on the outstanding difference between the Repayment Amount and the Payment Amount (the “Rev-Share Amount”) component of the outstanding Repayment Amount; or if early repayment occurs after 12-month anniversary date of the Closing Date but before 18-month anniversary date of the Closing Date, then, a 35% discount will be applied on the outstanding Rev-Share Amount of the outstanding Repayment Amount (the “Early Repayment Amount”).

In case the Company and/or its subsidiaries consummates a change of control, merger transaction, IPO (excluding an IPO on the Nasdaq Capital Market (the “Nasdaq”)) or sale of all or substantially all of assets (the “Exit Event”), the Company shall fully pay IBI the Repayment Amount or the Early Repayment Amount, as the case may be.

The Company incurred non-refundable one-time fee of $13, reflecting 1.5% of the Payment Amount plus VAT.

Upon making of the Payment Amount, the Company issued warrant to IBI to purchase 65,563 of (i) the most senior class of shares outstanding or (ii) Ordinary Shares in case of an exercise following to completion of an IPO transaction (the “Warrant Share”). The exercise price for each of the Warrant Share, shall be as follows:

1.	If financing round in consideration for an aggregate investment of at least $10,000 (including the Investment Amount and any additional amount provided to the Company under any additional AIA) (the “Qualified Financing”) occurs within 12 months following the Effective Date consummates, the exercise price for each Warrant Share, will be the price per share in such Qualified Financing, less a 20% discount and the shares type upon conversion of the Warrant Share shall have the same rights and preferences as attached to the shares issued to the investors in such Qualified Financing. If transactions consummated in such closings are not on the same terms and conditions and/or involve the issuance of more than one type of Company’s securities, then, the shares type upon conversion of the Warrant Share shall have the most favorable terms of such closing.

2.	If a Non-Qualified Financing occurs, IBI shall have the right but not the obligation to elect, by delivery of written notice to the Company no later than 30 days from the receipt of a written notice from the Company setting forth the terms and conditions of such Non-Qualified Financing, to determine that the exercise price for each Warrant Share, will be the price per share in such Non-Qualified Financing, less a 20% discount and the shares type upon conversion of the Warrant Share shall have the same rights and preferences as attached to the shares issued to the investors in such Non-Qualified Financing. If transactions consummated in such closings are not on the same terms and conditions and/or involve the issuance of more than one type of Company’s securities, then, the shares type upon conversion of the Warrant Share shall have the most favorable terms of such closing.

3.	In the event the Company has not consummated (a Qualified Financing or an Realization Event (as defined in the Definitive Agreement) within period of 12 months of the Effective Date of the Definitive Agreement, IBI shall have the right but not the obligation to elect, by delivery of written notice to the Company no later than 30-days from the receipt of a written notice from the Company, to determine that the exercise price for each Warrant Share will be based on Company value of $62,500 divided by the then fully diluted number of Company shares and the shares type upon conversion of the Warrant Share shall have the same rights of the Company’s most senior class of shares then outstanding.

4.	In the event of Realization Event, the exercise price for each Warrant Share will be the price per share in such Financing, less a 20% discount, and the shares type upon conversion of the Warrant Share shall have the Company’s Most Senior Shares, or Ordinary Shares in case the Realization Event is an IPO.

Each Warrant Share is exercisable until the earlier of (a) M&A, (b) IPO, or (c) a 10-years period from the issuance date and shall be in customary form approved by IBI and shall contain standard and customary provisions.

As the exercise price of the Warrant Share will be determined based on the occurrence of one of the aforesaid trigger events, the Warrant Share was accounted for as a derivative financial liability. (See note 8).

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 6 - LOANS, NET (Cont.)

C.	Funding Agreement with IBI Spikes Ltd. (Cont.)

Pursuant to the above, at the Effective Date, management by assistance of third-party appraiser allocated the IBI Loan to identified components as follows:

As of Closing Date

Derivative warrant liability (see Note 8)	$78
Straight loan	822
Total gross consideration	$900

Total incremental and direct debt costs of $1 and $12 were allocated to Warrant Share and straight loan, respectively, based on their relative value at the Effective Date. The portion of issuance costs allocated to Warrant Share was recognized immediately as finance expenses in the consolidated statements of operations and comprehensive loss and the portion of issuance costs allocated to straight loan was deducted from the principal amount.

D.	The following tabular presentation reflects the reconciliation of the carrying amount of the Company’s loans during the years ended December 31, 2022, 2021:

	Year ended December 31,
	2022	2021	2020
Opening balance	$508	$1,069	$1,469
Consideration received from PPP Note	-	54	75
Net consideration received from IBI Loan	887	-	-
Recognition of fair value of derivative warrant liability	(88)	-	-
PPP Note forgiveness (see also Note 6B)	-	(129)	-
Amortization of discounts relating to straight loan (see also Note 13)	14	14	29
Accrued interest expenses relating to straight loan (see also Note 13)	77	45	91
Repayment of accrued interest relating to straight loan	(77)	(45)	(91)
Repayment of Facility Fee relating to straight loan	(10)	(40)	-
Repayment of principal relating to straight loans	(582)	(500)	(504)
Derecognition due to extinguishment of original straight loan	-	(672)	-
Recognition subsequent to substantial modification of terms	-	712	-
Exchange rate differences	(12)	-	-
Closing balance	$717	$508	$1,069

E.	Maturity dates of outstanding loans:

	As of December 31,
	2022	2021
First year (current maturities) (*)	$164	$508
Second year	288	-
Third year	265	-
Closing balance	$717	$508

(*)	As described in Note 6C above, the Company is required to repay each year a minimum amount of $330 with respect to Repayment Amount (principal and interest).

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 7 - OTHER CURRENT LIABILITIES

	As of December 31,
	2022	2021
Employees and payroll accruals	$298	$341
Accrued expenses (*)	85	126
Government authorities	42	33
	$425	$500

(*)	Including accrued interest relating to straight loan amounted to $11 as of December 31, 2022. See also Note 13.

NOTE 8 - DERIVATIVE WARRANTS LIABILITIES

The following tabular presentation reflects the reconciliation of the fair value of derivative warrants liabilities during the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
	2022	2021
Opening balance	$50	$-
Recognition of fair value of 2021 Warrant issued upon substantial modification of terms (see Note 6A1)	-	50
Recognition of fair value of Warrant Share issued at Effective Date (see Note 6C)	88	-
Closing balance	$138	$50

The fair values of the 2021 Warrant and the Warrant Share were determined by the Company’s management with the assistance of an independent valuation firm by using the Hybrid Method by combining the OPM and an IPO scenario. Because there has been no public market for the Ordinary Shares, the Company’s management has determined fair value of the Ordinary Shares at the time of grant by considering several objective and subjective factors including data from other comparable companies, the lack of liquidity of share capital and general and industry specific economic outlook, amongst other factors. The fair value of the underlying Ordinary Shares shall be determined by management until such time as the Ordinary Shares are listed on an established stock exchange, national market system or other quotation system.

Through December 31, 2022, the estimated fair values of derivative liability for the 2021 Warrant and Warrant Share have not changed significantly and the 2021 Warrant and Warrant Share have not been exercised.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 9 - CONVERTIBLE ADVANCE INVESTMENT

On August 25, 2021 and August 6, 2019, the Company entered into separate Advance Investment Agreements (the “AIA”) with several current shareholders (the “2021 AIA Investors”, “2019 AIA Investors” and together the “AIA Investors”) under which the Company raised an amount of $560 and $3,097, respectively, (together the “AIA Investment Amounts”) which is not interest bearing but is eligible for conversion into shares of the Company, based on the following terms:

1.	In the event of a consummation by the Company of a transaction or series of related transactions in which the Company issues preferred shares for an aggregate investment of at least $10,000 (including the AIA Investment Amounts and any additional amount provided to the Company under any additional AIA Agreement(s)) (the “AIA Qualifying Financing”), the AIA Investment Amounts shall automatically be converted immediately prior to the consummation of such Qualified Financing into such number of preferred shares (or a sub-class thereof) issued in such Qualified Financing (the “Next Round Shares”), as is obtained by dividing the AIA Investment Amounts by a price per share which shall reflect a 20% discount off the lowest price per share paid in the AIA Qualified Financing.

2.	In the event of a consummation by the Company of a transaction or series of related transactions in which the Company issues preferred shares in consideration for an aggregate investment of less than $10,000 (including the AIA Investment Amounts and any additional amount provided to the Company under any additional AIA Agreement(s)), or which for any other reason would not be deemed as a AIA Qualified Financing (the “AIA Non-Qualified Financing”), then each time when the Company consummates such Non-Qualified Financing, the AIA Investors shall have the right (but not the obligation) to elect to be converted immediately prior to the consummation of such Non-Qualified Financing the AIA Investment Amounts into the shares and/or securities issued and sold at the closing of such Non-Qualified Financing in accordance with 20% discount off the price per share paid in the Non-Qualified Financing.

3.	In the event that the Company has not consummated a AIA Qualified Financing or an Exit Event (as defined below) and the AIA Investment Amounts or any portion thereof has not been converted in accordance with the terms of the AIA Agreements by August 26, 2022, then, the 2021 AIA Investors shall have the right (but not the obligation) to elect, by delivery of written notice to the Company no later than 30 days from the receipt of a written notice from the Company, to convert their AIA Investment Amount into such number of shares of the Company of the most senior class then outstanding (the “Most Senior Shares”), equal to the quotient received by dividing their AIA Investment Amount by a price per share reflecting a pre-money valuation of the Company (determined on a fully diluted basis as of the date of the conversion) of $62,500 (“AIA Target Valuation”).

4.	In the event of the consummation of an Acquisition or an Asset Transfer (as defined in the Company’s Articles of Association), each, an “Exit Event”, then immediately prior to the closing of such Acquisition or Asset Transfer, the AIA Investors shall either elect, at its discretion, to (i) convert the AIA Investment Amounts into such number of Most Senior Shares, as is obtained by dividing the AIA Investment Amounts by the quotient obtained by dividing (A) the AIA Target Valuation by (B) the issued and outstanding share capital of the Company, on a fully diluted basis, as of immediately prior to the closing of the Acquisition or Asset Transfer, as applicable, excluding any shares to be issued under the AIA Agreement); or (ii) receive, prior and in preference to payment in respect of other Company securities, a redemption payment equal to 200% of the AIA Investment Amounts.

5.	In connection with the effectiveness of the Company’s initial public offering of its Ordinary Shares on the Nasdaq (see Note 17), the AIA Investment Amounts automatically converted into Ordinary Shares at a conversion price equal to 80% of the initial public offering price of $4.00.

In addition to the mechanism for the repayment of the investment through shares, subject to the scenarios set out above, the AIA Agreements provide that upon the occurrence of certain bankruptcy related events, the Company will be required to pay the AIA Investors in cash the amount of their original investment.

Moreover, upon entry into the AIA, the Company entered into a subordination agreement under which the AIA Investors agreed that all of the Company’s indebtedness and obligations to the AIA Investors pursuant to the AIA is subordinated to all of the Company’s indebtedness and obligations to SVB under the Loan Agreement. See also Note 6A.

As described in Note 2V, based on the characteristics of the convertible advance investments (and its embedded derivatives), the Company elected to measure this liability in its entirety, at its fair value (the “Fair Value Option”) in accordance with ASC 825-10, “Financial Instruments” due to the existence of a certain redemption option and the potential requirement to recognize contingent BCF. Measurement of the fair value of the convertible advance investments was classified as level 3 of the fair value hierarchy, using the scenario method.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 9 - CONVERTIBLE ADVANCE INVESTMENT (Cont.)

The following tabular presentation reflects the reconciliation of the carrying amount of the convertible advance investment during the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
	2022	2021	2020
Opening balance	$4,770	$3,922	$3,486
Net consideration received	-	560	-
Change in the fair value of convertible advance investments (see also Note 13)	70	288	436
Closing balance	$4,840	$4,770	$3,922

NOTE 10 - COMMITMENTS AND CONTINGENT LIABILITIES

A.	Lease commitments

1.	On July 29, 2020, the Company entered into a lease agreement for premises with an unrelated party over a period commencing August 24, 2020 through February 28, 2021, for a monthly rental fee amounted of NIS 18 (approximately $5.6).

In January 2021, the Company renewed its lease agreement with an unrelated party for the period commencing March 1, 2021 through August 31, 2021 for a monthly fee of NIS 17 thousand (approximately $5.3). In August 2021, the Company renewed its lease agreement with an unrelated party for a further period commencing September 1, 2021 through February 28, 2022 for a monthly fee of NIS 21 thousand (approximately $6.5).

In February 2022, the Company renewed its lease agreement with an unrelated party for a period commencing March 1, 2022 through August 31, 2022 for a monthly fee of NIS 23 thousand (approximately $7.4). In August 2022, the Company renewed its lease agreement with an unrelated party for the period commencing September 1, 2022 through August 31, 2023 for a monthly fee of NIS 25 thousand (approximately $7.1).

2.	On November 1, 2020, Beamr Imaging RU entered into a lease agreement for premises with an unrelated party over a period until September 30, 2021, for a monthly a rental fee of Russian Ruble 200 (approximately $3).

On October 1, 2021, Beamr Imaging RU entered into a lease agreement for premises with an unrelated party over a period until August 30, 2022, for a monthly a rental fee of Russian Ruble 213 (approximately $3). In September 2022, Beamr Imaging RU renewed its lease agreement for the period commencing September 1, 2022 through July 31, 2023 for a monthly fee of Russian Ruble 213 (approximately $3).

As of December 31, 2022, the future minimum commitment under binding short-term operating lease agreements is as follows:

Lease of premises

2023	$77
$77

The payments above are associated with short-term operating leases of premises with a lease term of twelve months or less. As the Company elected the short-term recognition exemption (see also Note 2I), such leases are out of scope of ASC 842 “Leases”. Consequently, these payments are recognized on a straight-line basis as an operating expense in the Consolidated Statements of Operations and Comprehensive Loss.

During the years ended December 31, 2022, 2021 and 2020, the total lease expenses were $119, $115 and $167, respectively.

B.	Grant of share options upon completion of an IPO transaction

On March 14, 2022, the Company’s shareholders approved, among other matters, that upon completion of the IPO transaction, each of the member of the Company’s Board of Directors (except the Founder which serves inter alia as the Board chairman) will be entitled to 19,000 share options to purchase the same number of Ordinary Shares at an exercise price that will be equal to the listing price per share over a vesting schedule on a monthly basis over 36-months period commencing the listing date. However, as the grant is contingent upon a performance condition (successful IPO) which is out of the Company’s control, the related expenses will be recognized when the IPO will occur. Accordingly, compensation cost relating to such obligation has not been recorded in 2022.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 11 - SHAREHOLDERS’ EQUITY (DEFICIT)

Composition of shareholders’ equity (deficit):

	As of December 31, 2022		As of December 31, 2021
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares
Shares of NIS 0.05 par value:
Series Ordinary Shares (A)	14,307,116	2,578,760	14,316,880	2,578,760
Series Convertible Ordinary 1 Shares (B)	607,680	607,680	607,680	607,680
Series Convertible Ordinary 2 Shares (B)	889,200	889,200	889,200	889,200
Series Convertible B Preferred Shares (B)	2,047,200	2,047,200	2,047,200	2,047,200
Series Convertible B1 Preferred Shares B)	738,240	738,240	738,240	738,240
Series Convertible C Preferred Shares (B)	3,410,564	2,928,960	3,400,800	2,928,960
Total	22,000,000	9,790,040	22,000,000	9,790,040

A.	The Ordinary Shares confer upon the holders thereof all rights accruing to a shareholder of the Company, as provided in the Company’s Articles of Association (the “Articles”), including, without limitation, the right to receive notices of, and to attend, all general meetings, the right to vote thereat with each Ordinary Share held entitling the holder thereof to one vote at all general meetings (and written actions in lieu of meetings), the right to participate and share on a per share basis, in any distribution and in distribution of surplus assets and funds of the Company in the event of a liquidation event, and certain other rights as may be expressly provided for herein or under the Companies Law. All Ordinary Shares rank pari passu amongst themselves for all intents and purposes, including, without limitation, in relation to the amounts of capital paid or credited as paid on their nominal value. The voting, dividend and liquidation rights of the holders of Ordinary Shares are subject to and qualified by the rights, powers and preferences of the holders of the Convertible Preferred Shares and the Convertible Ordinary 1 and 2 Shares as set below.

B.	The Convertible Ordinary 1 Shares, Convertible Ordinary 2 Shares, Convertible B Preferred Shares, Convertible B1 Preferred Shares and the Convertible C Preferred Shares (referring together herein as “Convertible Preferred Shares”) shall confer upon the holders thereof all rights conferred upon the holders of Ordinary Shares in the Company. In addition, the holders of Convertible Preferred Shares shall have rights, preferences and privileges, as follows:

Liquidation preference - Based on preference of distribution, in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, change in control or distribution, the Company’s assets or surplus funds legally available for distribution shall be distributed to the holders of Convertible Preferred Shares pursuant to which each Convertible Preferred Share will be entitled to receive 1.2 of the applicable original issue price paid by each Convertible Preferred shareholder plus all accrued but unpaid dividends and less the aggregate of all amounts previously paid in preference. The aggregate liquidation preference of all shares with preferences over Ordinary Shares as of December 31, 2022 and 2021 amounted to $33,785. None of the foregoing dollar amounts include dividends, as the Board of Directors has not declared any dividends since inception.

The Convertible Preferred Shares have been classified as part of the permanent equity of the Company since upon occurrence of liquidation event all holder of the Ordinary Shares and the Convertible Preferred Shares will be entitled to receive the same form of consideration.

Voting - Each shareholder shall have one vote for each Ordinary Share held by such shareholder of record or such Ordinary Shares as would be held by each holder of Convertible Preferred Share if all Convertible Preferred Shares were converted to Ordinary Shares at the then effective conversion rate, on every resolution.

Conversion - Each holder of a Convertible Preferred Share shall be entitled to convert, at any time and from time to time, and without payment of additional consideration, into such number of fully paid and non-assessable shares of Ordinary Share in ratio as determined in the Articles, which initially shall be one to one. The conversion price initially shall be the applicable Original Issue Price subject to adjustments as describe in the Articles.

All outstanding Convertible Preferred Shares shall automatically be converted into Ordinary Shares at the then-effective conversion rate applicable upon the earlier of (i) closing of sale of Ordinary Shares in an initial firm-commitment underwritten public offering, with net proceeds to the Company of $50,000 and at an offering price per share equal to at least 5 times the Preferred C Original Issue Price (Qualified IPO) or (ii) affirmative vote or written consent of majority shareholders of the then outstanding Convertible Preferred Shares, with respect to each series.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 11 - SHAREHOLDERS’ EQUITY (DEFICIT) (Cont.)

C.	On March 14, 2022, the Company’s shareholders approved, among other matters, the following matters as were originally approved by the Company’s Board of Directors on March 1, 2022 -

1.	In connection with listing of the Company’s Ordinary Shares on Nasdaq, increase the Company’s authorized shares from 22,000,000 to 222,000,000.

2.	Approve and ratify (i) subject to the listing of the Company’s Ordinary Shares on Nasdaq, the voluntary conversion of all the Ordinary 1, Ordinary 2, Preferred B, Preferred B-1 and Preferred B shares of the Company into Ordinary Shares (collectively, the “Voluntary Conversion”), (ii) subject to the listing of the Company’s Ordinary Shares on Nasdaq, a reverse share split of all outstanding Ordinary Shares of the Company at a ratio of 5:1 so that each 5 ordinary shares nominal value NIS 0.01 each shall be consolidated into 1 Ordinary Share each, and (the “Reverse Share Split”) (iii) subject to the listing of the Company’s Ordinary Shares on Nasdaq, the recapitalization and redistribution of the entire share capital of the Company (the “Recapitalization”), so that following such Voluntary Conversion and Recapitalization, the share capital of the Company shall consist of NIS 11,100,000 divided into 222,000,000 Ordinary Shares each of which 9,790,040 are issued and outstanding (post the aforesaid Reverse Share Split).

For accounting purposes, following the completion of the IPO transaction as noted in Note 17 below, all shares, options and warrants to purchase Ordinary Shares and loss per share amounts have been adjusted to give retroactive effect to the Reverse Share Split for all periods presented in these consolidated financial statements. Any fractional shares resulting from the Reverse Share Split were rounded up to the nearest whole share.

NOTE 12 - SHARE OPTIONS

Share option plan:

On January 11, 2015, the Company’s Board of Directors approved and adopted the 2015 Share Incentive Plan (the “Plan”), pursuant to which the Company’s Board of Directors may award share options to purchase the Company’s Ordinary Shares as well as restricted shares, RSUs and other share-based awards to designated participants. Subject to the terms and conditions of the Plan, the Company’s Board of Directors has full authority in its discretion, from time to time and at any time, to determine (i) the designate participants; (ii) the terms and provisions of the respective award agreements, including, but not limited to, the number of share options to be granted to each optionee, the number of shares to be covered by each share option, provisions concerning the time and the extent to which the share options may be exercised and the nature and duration of restrictions as to the transferability or restrictions constituting substantial risk of forfeiture and to cancel or suspend awards, as necessary; (iii) determine the fair market value of the shares covered by each award; (iv) make an election as to the type of approved 102 Option under Israeli tax law; (v) designate the type of share options; (vi) take any measures, and to take actions, as deemed necessary or advisable for the administration and implementation of the Plan; (vii) interpret the provisions of the Plan and to amend from time to time the terms of the Plan.

The Plan permits the grant of up to 2,069,280 share Ordinary Shares subject to adjustments set in the Plan. As of December 31, 2022, considering the effect of previously exercised share options, there were 355,530 Ordinary Shares available for future issuance under the Plan.

The following table presents the Company’s share option activity for employees and members of the Board of Directors of the Company under the Plan for the years ended December 31, 2022, 2021 and 2020:

	Number of Share Options	Weighted Average Exercise Price $	Weighted average remaining contractual life (years)	Intrinsic value $
Outstanding as of December 31, 2019	1,291,810	1.65	5.94	194
Granted	353,960	1.80	9.35
Exercised	(9,800)	1.15	-
Forfeited or expired	(381,970)	1.75	-
Outstanding as of December 31, 2020	1,254,000	1.70	6.12	125
Exercisable as of December 31, 2020	839,665	1.50	4.73	252

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 12 - SHARE OPTIONS (Cont.)

	Number of Share Options	Weighted Average Exercise Price $	Weighted average remaining contractual life (years)	Intrinsic value $
Outstanding as of December 31, 2020	1,254,000	1.70	6.12	125
Granted	214,688	2.05	9.64
Forfeited or expired	(101,520)	1.80	-
Outstanding as of December 31, 2021	1,367,168	1.75	5.72	4,860
Exercisable as of December 31, 2021	927,988	1.60	4.25	3,429

	Number of Share Options	Weighted Average Exercise Price $	Weighted average remaining contractual life (years)	Intrinsic value $
Outstanding as of December 31, 2021	1,367,168	1.75	5.72	4,860
Granted	286,875	1.83
Forfeited or expired	(83,052)	1.45	-
Outstanding as of December 31, 2022	1,570,991	1.78	4.97	2,435
Exercisable as of December 31, 2022	1,048,297	1.70	3.2	1,677

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the deemed fair value of the Company’s Ordinary Shares on the last day of each of the applicable reported period and the exercise price, multiplied by the number of in-the-money share options) that would have been received by the share option holders had all share options holders exercised their share options on December 31 of each of the reported period. This amount is impacted by the changes in the fair market value of the Company’s Ordinary Share.

The outstanding and exercisable share options as of December 31, 2022 have been separated into ranges of exercise prices, as follows:

Exercise price	Share options outstanding as of December 31, 2022	Weighted average remaining contractual term (years)	Share options exercisable as of December 31, 2022	Weighted average remaining contractual term (years)
$		$		$
0.00	152,640	2.42	152,640	1.03
1.14	228,480	1.39	228,480	1.39
1.67	43,200	2.21	43,200	2.21
1.83	982,870	6.75	489,239	4.70
3.2	35,001	6.45	10,938	6.45
3.79	60,000	1.59	60,000	1.59
4.17	28,800	3.03	28,800	3.03
5.12	40,000	6.54	35,000	6.54
	1,570,991		1,048,297

The weighted average grant date fair value of share options granted during the years ended December 31, 2022, 2021 and 2020 was $0.51, $0.44 and $0.20 per share option, respectively.

During the years ended December 31, 2022 and 2021, share options have not been exercised into Ordinary Shares. During the year ended December 31, 2020, certain employees exercised 9,800 share options into the same number of Ordinary Shares for total consideration of $11.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 12 – SHARE OPTIONS (Cont.)

The following table presents the assumptions used to estimate the fair values of the share options granted in the reported periods presented:

	Year ended December 31
	2022	2021	2020

Volatility (%)	61.49%	64.75%	61.89%-61.91%
Risk-free interest rate (%)	3.64%-3.85%	0.09%	0.03%-0.04%
Dividend yield (%)	-	-	-
Expected life (years)	6.25	6.25	6.25
Exercise price ($)	1.83	1.80-3.20	1.80
Share price ($)	3.30	3.20	1.80

As of December 31, 2022, there was $1,029 of unrecognized compensation expense related to unvested share options. The Company recognizes compensation expense on a straight-line basis over the requisite service periods, which results in a weighted average period of approximately 1.72 years over which the unrecognized compensation expense is expected to be recognized.

The total compensation cost related to all of the Company’s equity-based awards recognized during the years ended December 31, 2022, 2021 and 2020 was comprised as follows:

	Year ended December 31
	2022	2021	2020

Research and development	$144	$94	$60
Sales and marketing	49	45	48
General and administrative	29	18	12
	$222	$157	$120

NOTE 13 - FINANCING EXPENSES, NET

	Year ended December 31
	2022	2021	2020

Change in fair value of convertible advance investment (see Note 9)	$70	$288	$436
Amortization of discount and accrued interest relating to straight loan received from commercial Bank (see Note 6 and Note 7)	102	59	120
Modification of terms relating to straight loan (see Note 6A1)	-	90	-
Amortization of discount relating to liability to related party (see Note 14)	40	-	-
Exchange rate differences and others	(47)	38	141
	$165	$475	$697

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 14 - RELATED PARTIES TRANSACTIONS

The liability to related party derives from a service agreement with the Company’s Founder under which the Company receives consulting services on recurring basis from the Founder as Chief Executive Officer indirectly through an entity controlled by the Founder (the “Service Provider”) for total current monthly gross amount of NIS 45 thousand. On March 14, 2022, the Company’s shareholders approved, among other matters, to renew the service agreement with the Founder for a period ending December 31, 2025.

On February 16, 2022, the Company entered into an addendum to the aforesaid service agreement with the Service Provider under which it was agreed that (i) the term of the service agreement with the Service Provider was extended to December 31, 2025 and (ii) the then current liability towards the Service Provider as was accrued for services rendered under the service agreement over a period commencing January 1, 2020 through the date hereof in total nominal amount of $357 (the “Current Liability”) will be paid in 18 equal installments (without an interest) starting on March 1, 2022 (the “Commencement Date”). However, in the event that the Company shall not have available sufficient funds in any such payment date from and after the Commencement Date to repay the installments of the Current Liability and/or the on-going fee owed to the Service Provider or in the event that the Company determines that according to the following 12-months period budget that it shall not have available sufficient funds to pay such installments and/or the on-going fee, then the Service Provider hereby agrees to postpone such payments owed to it until the Company will have such sufficient funds. Any unpaid on-going fee payments will be added to the Current Liability.

Since the liability towards the Founder was considered as free interest loan which did not represent the applicable rate of risk for the Company, the aforesaid addendum was accounted for as a capital contribution from a controlling shareholder. Thus, the liability towards the Founder was measured at fair value based on future cash payments discounted using an interest rate of 15.45% which represented the applicable rate of risk for the Company, as determined by management using the assistance of third-party appraiser. As a result, the Company recorded a discount on the balance of liability towards the Founder in total amount of $112 against additional paid-in capital (including in respect to amounts due for services period through fiscal year for 2022). The Company will record a discount expense over the economic life of the loan based on the effective interest rate method. As of December 31, 2022, management has updated the repayments schedule of the obligation based on its current projection of the availability of funds. Accordingly, the obligation is expected to be repaid over the following 24-months period.

The following tabular presentation reflects the reconciliation of the carrying amount of the Company’s Liability to related party, net during the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
	2022	2021	2020
Opening balance	$345	$168	$-
Accrued liability in respect to additional services rendered	115	177	168
Recognition of capital contribution from a controlling shareholder	(112)	-	-
Amortization of discount relating to liability to related party	40	-	-
Closing balance	$388	$345	$168

Maturity dates:

	As of December 31,
	2022	2021
First year (current maturities)	$126	$345
Second year	262	-
Closing balance	$388	$345

The Company allocated the expenses related to the above service agreement and addendum as follows:

	Year ended December 31
	2022	2021	2020

Research and development	$42	$44	$82
Sales and marketing	42	44	58
General and administrative	83	89	108
	$167	$177	$248

The allocation was done based on the management estimation to reflect the contribution to the related activity.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 15 - TAXES ON INCOME

A.	Israeli taxation:

Taxable income of the Company is subject to the Israeli corporate tax at the rate of 23%.

As of December 31, 2022, the Company has net operating losses and capital losses carryforward for Israeli income tax purposes of approximately $27,169 and $409 respectively, which can be offset against future taxable income for an indefinite period of time.

The Company has final (considered final) tax assessments through the 2017 tax year.

B.	Foreign entities:

1.	Beamr Inc. is taxed under United States federal and state tax rules. Income tax is calculated based on a U.S. federal tax rate of 21%.

Beamr Inc. have not received final tax assessments for the tax years ended December 31, 2019 through 2022.

2.	Beamr Imaging RU is taxed under the Russian tax code at the rate of 0% (Clause 1.15 of Article 284 of the Tax Code of the Russian Federation, with changes provided by Federal Law No. 321-FZ of 14.07.2022).

Beamr Imaging RU have not received final tax assessments for the tax years ended December 31, 2020 through 2022.

C.	Taxes on income are comprised from taxes incurred as result of (i) withholding tax deducted at source in accordance with U.S. - Israel tax treaty related to selling of software and (ii) implementation of the intercompany agreement between the Company and Beamr Inc. for conducting reseller services and implementation of the intercompany agreement between the Company and Beamr Imaging RU for conducting research and development services on behalf of the Company (see also Note 1B).

D.	Loss (income) before taxes on income consists of the following:

	Year ended December 31
	2022	2021	2020
Domestic	$1,293	$1,104	$2,529
Foreign operations (Beamr Inc and Imaging RU)	(97)	(204)	(165)
	$1,196	$900	$2,364

E.	Deferred income taxes reflect the net tax effects of net operating loss and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	As of December 31
Composition of deferred tax assets:	2022	2021
Net operating loss and capital losses carry-forward	$6,343	$6,254
Research and development credits	438	588
Vacation accrual	48	62
Net deferred tax asset before deferred tax liabilities and valuation allowance	6,829	6,904

Valuation allowance	(6,829)	(6,904)
Net deferred tax assets	$-	$-

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a full valuation allowance as of December 31, 2022 and 2021.

F.	During the years ended December 31, 2022, 2021 and 2020, the main reconciling item between the statutory tax rate of the Company (as noted in Note 15A) and the effective tax rate at the rate of 4.4%, 5.8% and 4.0%, respectively, is the recognition of valuation allowance in respect of deferred taxes relating to accumulated net operating losses carried forward and other permanent and temporary differences due to the uncertainty of the realization of such deferred taxes and withholding taxes that were deducted by the Company’s customers.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 16 - SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS

A.	General information

Since inception date, the operation of the Company is conducted through one operating segment, the optimization technology for video and photo compression, which represents a single reporting unit. This activity also represents the reportable segment of the Group.

B.	Revenues by geographic region are as follows:

	Year ended December 31
	2022	2021	2020

United States	$2,134	$2,597	$2,558
Israel	22	101	61
Rest of the world	707	602	557
	$2,863	$3,300	$3,176

Revenues were attributed to countries based on customer location.

C.	Long-lived assets, net, by geographic areas:

	As of December 31,
	2022	2021
Israel	$12	$13
United States	1	4
Russia	2	4
	$15	$21

Such balance is comprised of property and equipment that are attributed to the geographic area in which they are located or originated, as applicable.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 16 - SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS (Cont.)

D.	Major customers

During the years ended December 31, 2022, 2021 and 2020, the Company had one customer which accounted for 26%, 23% and 23% of the Company’s total revenues, respectively. In addition, as of December 31, 2022 and 2021, the Company had one customer which accounted for 28% and 44% of the Company’s total trade receivables, respectively.

E.	Major product lines and services and timing of revenue recognition

In the following table, revenue is disaggregated by primary major product lines and services, and timing of revenue recognition for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
	2022	2021	2020
Software license:
Perpetual based software license - transferred at a point of time	$1,068	$1,156	$1,043
Term-based software license - transferred at a point of time	1,630	2,032	1,976
Total software license (*)	$2,740	$3,188	$3,019
PCS services transferred over a period of time	123	112	157
Advertising at a point of time upon clicks	42	-	-
	$2,863	$3,300	$3,176

(*)	Revenue recognized from sales-based software license was $48, $45 and $99 during the years ended December 31, 2022, 2021 and 2020, respectively (see also Note 2N).

NOTE 17 - SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the consolidated financial statements were available to be issued (April 17, 2023). Based upon this review, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statements except as disclosed below.

Completion of an Initial Public Offering Transaction

On February 27, 2023, the Company announced the pricing of its initial public offering of 1,950,000 Ordinary Shares at a public offering price of $4.00 per share, for aggregate gross proceeds of $7,800 prior to deducting underwriting discounts and other offering expenses. In addition, the Company granted the underwriters (i) 97,500 warrants which shall be exercisable into Ordinary Shares of the Company at an exercise price of $5.00 per Ordinary Share over a period of 5-years commencing August 26, 2023 and (ii) a 45-day option to purchase up to an additional 292,500 ordinary shares at the public offering price less discounts, to cover over-allotments. The over-allotment option was not exercised and has expired as of the date of filing of these consolidated financial statements.

The Ordinary Shares began trading on the Nasdaq Capital Market under the ticker symbol “BMR” on February 28, 2023. The Company’s IPO closed on March 2, 2023.

For accounting purposes, following the completion of the above IPO transaction, all shares, options and warrants to purchase Ordinary Shares and loss per share amounts have been adjusted to give retroactive effect to the Reverse Share Split for all periods presented in these consolidated financial statements. Any fractional shares resulting from the Reverse Share Split were rounded up to the nearest whole share.

In addition, the holders of all other shares with preferences over Ordinary Shares (i.e. Convertible Preferred Shares and Convertible Ordinary 1 and 2 Shares) effected a conversion of all such shares to 7,211,280 Ordinary Shares, effective as of the pricing of the IPO on February 27, 2023.

Further, in connection with the above IPO, on March 14, 2022, the Company's shareholders approved to increase the Company's authorized shares from 22,000,000 to 222,000,000. These consolidated financial statements exclude the aforesaid increase of authorized shares, as if such change to the Company’s capital structure had not yet occurred.