Form 20-F
period 2023-12-31
Beamr Imaging Ltd.
filed 2024-03-04
CIK 1899005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2023: 13,051,343 ordinary shares.

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

At the heart of our patented optimization technology is the proprietary Beamr Quality Measure, or BQM, that is highly correlated with the human visual system. BQM is integrated into our Content Adaptive Bitrate, or CABR, system, which together maximizes quality and removes visual redundancies resulting in a smaller file size. The BQM has excellent correlation with subjective results, confirmed in testing under ITU BT.500, an international standard for rigorous testing of image quality. The perceptual quality preservation of CABR has been repeatedly verified using large scale crowd-sourcing based testing sessions, as well as by industry leaders and studio “golden eyes”.

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

In February 2024, we launched our Beamr Cloud Video Software-as-a-Service, or SaaS, solution, a cloud based HW-Accelerated CABR solution, which we expect will allow end-users to enjoy significant end-user storage and networking cost savings. Our Cloud Video SaaS is currently operating over and integrated with Amazon Web Services, or AWS, with plans to extend our services to other cloud platforms, and is powered by NVIDIA graphics processing unit, or GPUs. We have managed to complete certain features, such as codec modernization and resize transformations.

Upon listing of our ordinary shares in our initial public offering on February 28, 2023, we effected a reverse share spit at a ratio of 1-for-5. All share numbers in this Annual Report on Form 20-F have been retroactively adjusted and are reflected on a post-reverse share split basis.

Unless the context requires otherwise, the terms “Beamr,” “we,” “us,” “our,” “the Company,” and similar designations refer to Beamr Imaging Ltd. and its wholly-owned subsidiary, Beamr, Inc. References to “ordinary shares”, “warrants” and “share capital” refer to our ordinary shares, warrants and share capital, respectively, of Beamr.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our business, development and operating goals and strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time;

●	our future business development, financial condition and results of operations;

●	the commercialization and market acceptance of our current and future products;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our relationships with customers, business partners and strategic partners;

●	our dependence on and the success of our strategic relationships with third parties and service providers;

●	the trends in, expected growth in and market size of the global image and video storage, video streaming, and public cloud video storage industries;

●	our estimates of, and future expectations regarding, our market opportunity;

●	our ability to maintain and enhance our market position;

●	our ability to attract customers, grow our retention rates, expand usage and sell subscription plans;

●	our ability to continue to develop new technologies and/or upgrade our existing technologies;

●	our ability to ensure that our SaaS solution interoperates with a variety of software and hardware applications that are developed by third parties;

●	competitive environment and landscape and potential competitor behavior in our industry and the overall outlook in our industry;

●	our ability to maintain the security and availability of our products and solutions and to maintain privacy, data protection and cybersecurity;

●	our plans and ability to obtain or protect intellectual property rights, or to obtain, maintain, protect and enforce sufficiently broad intellectual property rights therein, including extensions of patent terms where available and our ability to avoid infringing the intellectual property rights of others;

●	the need to hire additional personnel and our ability to attract, train and retain such personnel;

●	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

●	the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future development and operating expenses and capital expenditure requirements;

●	risks related to our international operations and our ability to expand our international business operations;

●	changes in applicable tax law, the stability of effective tax rates and adverse outcomes resulting from examination of our income or other tax returns;

●	the effects of currency exchange rate fluctuations on our results of operations;

●	risks related to unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk;

●	any resurgence of the COVID-19 pandemic and its impact on our business and industry;

●	our ability to generate revenue and profit margin under our collaboration with third parties and anticipated contracts which is subject to certain risks; and

●	security, political and economic instability in the Middle East that could harm our business, including due to the current war between Israel and Hamas.

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

Readers are urged to carefully review and consider the various disclosures made throughout this Annual Report on Form 20-F which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

v

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

Our fiscal year ends on December 31 of each year. Our most recent fiscal year ended on December 31, 2023.

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

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of our initial public offering (i.e., December 31, 2028); (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the aggregate worldwide market value of our ordinary shares, including ordinary shares represented by ADSs, held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period.

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

GLOSSARY OF INDUSTRY TERMS AND CONCEPTS

The following is a list of certain industry terms and concepts that are used in this Annual Report:

“AI” is the intelligence of machines or software, as opposed to the intelligence of other living beings, primarily of humans.

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

“Beamr Cloud” means our cloud-based Beamr HW-Accelerated Content Adaptive Encoding SaaS solution that launched in February 2024.

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

“Generative AI” means generative artificial intelligence, which is artificial intelligence capable of generating text, images, or other media, using generative models.

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

“IoT” means Internet of Things, which describes devices with sensors, processing ability, software and other technologies that connect and exchange data with other devices and systems over the Internet or other communications networks.

“ITU BT. 500” is an international standard for testing image quality.

“ML” Machine learning (ML) is a field of study in artificial intelligence concerned with the development and study of statistical algorithms that can learn from data and generalize to unseen data, and thus perform tasks without explicit instructions.

“OTT” means over-the-top which is a means of providing television and film content over the internet at the request and to suit the requirements of the individual consumer. Services like Netflix and ViacomCBS are video OTT services.

“PSNR” means peak signal to noise ratio which is a quality measure which represents the ratio between the highest power of an original signal and the power level of the distortion, on logarithmic scale.

“SaaS” means software-as-a-service.

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

“UGC” means user-generated content which refers to any form of content, such as images, videos, text, and audio, that has been created or posted by users on online platforms.

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

Summary Risk Factors

Investing in our ordinary shares involves a high degree of risk, as fully described below. The principal factors and uncertainties that make investing in our ordinary shares risky, include, among others:

Risks Related to Our Business and Industry

●	We have a history of losses and may not be able to achieve or maintain profitability.

●	We will need to raise additional capital to meet our business requirements in the future, and such capital raising may be costly or difficult to obtain and could dilute our shareholders’ ownership interests.

●	To support our business growth we expanded our product offering to include the Beamr Cloud, a new SaaS solution, the development and commercialization of which may not be successful. This change in our products and services also makes it difficult to evaluate our current business and future prospects and may increase the risk that we will not be successful.

●	We may not be successful in establishing and maintaining strategic partnerships, which could adversely affect our ability to commercialize and further develop our SaaS solution and other future products.

●	Our future growth depends in part upon the successful deployment of the Beamr Cloud SaaS solution in the cloud.

●	The failure to effectively develop and expand our sales and marketing and research and development capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our offerings.

●	Our business and operations have experienced growth, and if we do not appropriately manage this growth and any future growth, or if we are unable to improve our systems, processes and controls, our business, financial condition, results of operations and prospects will be adversely affected.

●	The markets for our offerings are new and evolving and may develop more slowly or differently than we expect. Our future success depends on the growth and expansion of these markets and our ability to adapt and respond effectively to evolving market conditions.

●	Our results of operations are likely to fluctuate from quarter to quarter and year to year, which could adversely affect the trading price of our ordinary shares.

●	The loss of one or more of our significant customers, or any other reduction in the amount of revenue we derive from any such customer, would adversely affect our business, financial condition, results of operations and growth prospects.

●	If we are not able to keep pace with technological and competitive developments and develop or otherwise introduce new products and solutions and enhancements to our existing offerings, our offerings may become less marketable, less competitive or obsolete, and our business, financial condition and results of operations may be adversely affected.

●	If we are not able to maintain and expand our relationships with third-party technology partners to integrate our offerings with their products and solutions, our business, financial condition and results of operations may be adversely affected.

●	We may not be able to compete successfully against current and future competitors, some of whom have greater financial, technical, and other resources than we do. If we do not compete successfully, our business, financial condition and results of operations could be harmed.

●	We depend on our management team and other key employees, and the loss of one or more of these employees or an inability to attract and retain highly skilled employees could adversely affect our business.

●	Our international operations and expansion expose us to risk.

●	Currency exchange rate fluctuations affect our results of operations, as reported in our financial statements.

●	Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

●	A resurgence of the COVID-19 pandemic could adversely affect our business, financial condition and results of operations.

Risks Related to Information Technology, Intellectual Property and Data Security and Privacy

●	A real or perceived bug, defect, security vulnerability, error, or other performance failure involving our products and services could cause us to lose revenue, damage our reputation, and expose us to liability.

●	If we or our third-party service providers experience a security breach, data loss or other compromise, including if unauthorized parties obtain access to our customers’ data, our reputation may be harmed, demand for our products and services may be reduced, and we may incur significant liabilities.

●	Insufficient investment in, or interruptions or performance problems associated with, our technology and infrastructure, including in connection with our Beamr Cloud, which is deployed on a public cloud infrastructure, and our reliance on technologies from third parties, may adversely affect our business operations and financial results.

●	Failure to protect our proprietary technology, or to obtain, maintain, protect and enforce sufficiently broad intellectual property rights therein, could substantially harm our business, financial condition and results of operations.

●	We could incur substantial costs and otherwise suffer harm as a result of any claim of infringement, misappropriation or other violation of another party’s intellectual property or proprietary rights.

●	We could incur substantial costs and otherwise suffer harm as a result of patent royalty claims, in particular patents related to the implementation of image and video standards.

●	We rely on software and services licensed from other parties. The loss of software or services from third parties could increase our costs and limit the features available in our products and services.

Risks Related to Other Legal, Regulatory and Tax Matters

●	Changes in laws and regulations related to the internet or video standards, changes in the internet infrastructure itself, or increases in the cost of internet connectivity and network access may diminish the demand for our offerings and could harm our business.

●	Changes in U.S. and foreign tax laws could have a material adverse effect on our business, cash flow, results of operations or financial conditions.

●	Our corporate structure and intercompany arrangements are subject to the tax laws of various jurisdictions, and we could be obligated to pay additional taxes, which would adversely affect our results of operations.

Risks Related to Our Operations in Israel and Russia

●	Political, economic and military conditions in Israel could materially and adversely affect our business.

●	Russia’s invasion of Ukraine and sanctions brought against Russia could disrupt our software development operations in Russia.

●	Political, military conditions or other risks in Russia could adversely affect our business.

Risks Related to Ownership of our Ordinary Shares

●	The market price for our ordinary shares may be volatile or may decline regardless of our operating performance.

●	Our principal shareholders will continue to have significant influence over us.

●	Your ownership and voting power may be diluted by the issuance of additional shares of our ordinary shares in connection with financings, acquisitions, investments, our equity incentive plans or otherwise.

●	Our management team has limited experience managing a public company, and the requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain qualified board members.

●	We incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

●	If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, our shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

Risks Related to Our Business and Industry

We have a history of losses and may not be able to achieve or maintain profitability.

We have incurred losses in each year since our incorporation in 2009, including net losses of $0.7 million, $1.2 million and $1.0 million in the years ended December 31, 2023, 2022 and 2021. As a result, we had an accumulated deficit of $31.7 million and $31.0 million as of December 31, 2023 and 2022, respectively. We intend to continue to expend substantial financial and other resources on, among other things:

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

To support our business growth we expanded our product offering to include the Beamr Cloud, a new SaaS solution, the further development and commercialization of which may not be successful. This change in our products and services also makes it difficult to evaluate our current business and future prospects and may increase the risk that we will not be successful.

Our current product line has up until recently been mainly geared to the high end, high quality media customers and we count among our customers Netflix, ViacomCBS, Snapfish, Deluxe and other leading media companies using video and photo solutions.  This product line involves high cost and complexity of deploying our existing software solutions and the long sales lead times.

In order to grow our business, in 2019, we resolved to build a lower cost offering which requires hardware acceleration and started to integrate with hardware encoders. In the first quarter of 2020, we introduced our first proof of concept results with Intel’s GPU. Then, we made a strategic decision to focus our resources on the development and commercialization of our next-generation product, the Beamr Cloud, a SaaS solution that is designed, based on our own internal testing, to provide up to 10x cost-effective video optimization than existing solutions to an industry agnostic target market. In February 2024, we launched our SaaS solution, which is currently operating over and integrated with AWS, with plans to offer additional features and capabilities and to extend to other cloud platforms. This change in strategy and these efforts may prove more expensive than we currently anticipate, or may require longer development and deployment times, and we may not succeed in further developing and commercializing our SaaS solution sufficiently, or at all.

We may not be successful in establishing and maintaining strategic partnerships, which could adversely affect our ability to commercialize and further develop our SaaS solution and other future products.

In February 2024, we launched our Beamr Cloud SaaS solution, which is currently operating over and integrated with AWS, with plans to offer additional features and capabilities and to extend to other cloud platforms. To successfully commercialize and further develop our SaaS solution and other product offerings, we will need substantial financial resources as well as expertise and physical resources and systems. We may elect to develop some or all of these physical resources and systems and expertise ourselves, or we may seek to collaborate with another company or companies that can provide some or all of such physical resources and systems as well as financial resources and expertise. For example, we are collaborating with NVIDIA, a leading developer of GPUs, in the development of our next generation product, the Beamr Cloud.

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

In addition, a strategic partner for one or more of our products may have the right to terminate the collaboration at its discretion. For example, our collaboration with NVIDIA is based on a mutual development program of our Beamr Cloud SaaS solution that launched in February 2024 and that has been approved at senior levels at NVIDIA. However, our collaboration has not been reduced to a written agreement and we have not signed any agreement with NVIDIA, which exposes us to the risk of termination of our collaboration at any time for any or no reason. Any early termination of our collaboration in a manner adverse to us could have a material adverse effect on our liquidity, financial condition and results of operations. Any termination may require us to seek a new strategic partner or partners, which we may not be able to do on a timely basis, if at all, or require us to delay or scale back our development and commercialization efforts. The occurrence of any of these events could adversely affect the development and commercialization of our products or product candidates and materially harm our business and share price by delaying the development of our products, and the sale of any products, by slowing the growth of such sales, by reducing the profitability of the product and/or by adversely affecting the reputation of the product.

Further, a strategic partner may breach an agreement with us, and we may not be able to adequately protect our rights under these agreements. Furthermore, a strategic partner will likely negotiate for certain rights to control decisions regarding the development and commercialization of our products and may not conduct those activities in the same manner as we would do so.

Our future growth depends in part upon the successful deployment of the Beamr Cloud SaaS solution in the cloud.

Until recently. our current business was based on software licensing and is not capital intensive, usually paid for by our customers upfront on an annual basis. Our new product offering, the Cloud, a SaaS solution, which has been deployed on AWS and we plan to continue to be deploy on additional cloud platforms (e.g., Azure, and Google Cloud Platform or GCP, and Oracle Cloud Infrastructure, or OCI) and is a volume-based solutions. Future payments that we will make to cloud platforms and payments we will receive from customers are hard to predict and will be based on different terms and conditions. We may also be at risk if there will be gaps between account receivables and account payables. In addition, attracting new customers to our SaaS offering may involve evaluation processes that prospects may not be willing to cover before experiencing satisfying results with our products and services, while we will continue to accrue cloud platform service costs.

Our SaaS operation is initially based on spreads in which we first pay for computing platforms (e.g. GPU instances), and then we sell storage/bandwidth savings (e.g., AWS S3, CloudFront). Any future margins may be at risk if computing platform costs increase and storage/bandwidth costs decrease. In addition, our ability to grow and maintain customer base and revenue also depends on achieving significant storage/bitrate savings, translating into superior total cost of ownership and return on investment for our customers. While we believe that the Beamr Cloud will result in significant savings for our customers, there is a risk that our savings for the customers might not be significant.

There is a risk that we may not win customers that moved their long-tail assets to cold, or off-line storage services (e.g., Amazon S3 Glacier) for reduced storage costs. In addition, improvements in general encoding solutions that are based on “content-adaptive” or “content-aware” technologies may reduce the savings which our products and services can provide. Moreover, if the public cloud data services that utilize NVIDIA GPUs (e.g., Amazon, GCP, Azure, OCI) do not adopt, or take significant time to adopt, the Nvidia driver and firmware with our new capabilities, that could adversely affect our market penetration and future revenue growth.

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

The failure to effectively develop and expand our sales and marketing and research and development capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our offerings.

Our ability to increase our customer base and achieve broader market acceptance of our products and services and in particular the Beamr Cloud will depend to a significant extent on our ability to expand our sales and marketing operations, including costs inherent to acquiring new customers, and invest in further research and development efforts to add new features and capabilities. As part of our growth strategy, we plan to dedicate significant resources to our marketing programs. All of these efforts will require us to invest significant financial and other resources. Our business will be harmed if our efforts do not generate a correspondingly significant increase in revenue.

Our business and operations have experienced growth, and if we do not appropriately manage this growth and any future growth, or if we are unable to improve our systems, processes and controls, our business, financial condition, results of operations and prospects will be adversely affected.

We plan to make continued investments in the growth and expansion of our business and customer base including in particular substantial investment of resources in the commercialization and future development of our next-generation product, the Beamr Cloud SaaS solution, which we launched in February 2024. The growth and expansion of our business places a continuous and significant strain on our management, operational, financial and other resources. In addition, as customers adopt our offerings for an increasing number of use cases, we have had to support more complex commercial relationships. In order to manage our growth effectively, we must continue to improve and expand our information technology and financial infrastructure, our security and compliance requirements, our operating and administrative systems, our customer service and support capabilities, our relationships with various partners and other third parties, and our ability to manage headcount and processes in an efficient manner.

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

Our results of operations, including our revenue, cost of revenue, gross margin, operating expenses, cash flow, and deferred revenue, have fluctuated from quarter to quarter and year to year in the past and may continue to vary significantly in the future so that period-to-period comparisons of our results of operations may not be meaningful. In addition, our future cloud-based SaaS revenues will have lower gross margins than our legacy software licensing revenues due to the associated cloud costs for processing. Accordingly, our financial results in any one quarter should not be relied upon as indicative of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control, may be difficult to predict, and may not fully reflect the underlying performance of our business. Factors that may cause fluctuations in our quarterly financial results include:

●	our ability to attract new customers and increase revenue from our existing customers;

●	the loss of existing customers;

●	customer satisfaction with our products, solutions, platform capabilities and customer support;

●	the commercialization and market acceptance of our current and future products;

●	mergers and acquisitions or other factors resulting in the consolidation of our customer base;

●	mix of our revenue;

●	our ability to gain new partners and retain existing partners;

●	fluctuations in share-based compensation expense;

●	decisions by potential customers to purchase competing offerings or develop in-house technologies and solutions as alternatives to our offerings;

●	changes in the spending patterns of our customers;

●	the amount and timing of operating expenses related to the maintenance and expansion of our business and operations, including investments in research and development, sales and marketing, and general and administrative resources;

●	network outages;

●	developments or disputes concerning our intellectual property or proprietary rights, our products and services, or third-party intellectual property or proprietary rights;

●	negative publicity about our company, our offerings or our partners, including as a result of actual or perceived breaches of, or failures relating to, privacy, data protection or data security;

●	the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies;

●	general economic, industry, and market conditions;

●	the impact any resurgence of the COVID-19 pandemic, or any other pandemic, epidemic, outbreak of infectious disease or other global health crises on our business, the businesses of our customers and partners and general economic conditions;

●	the impact of political uncertainty or unrest;

●	changes in our pricing policies or those of our competitors;

●	fluctuations in the growth rate of the markets that our offerings address;

●	seasonality in the underlying businesses of our customers, including budgeting cycles, purchasing practices and usage patterns;

●	the business strengths or weakness of our customers;

●	our ability to collect timely on invoices or receivables;

●	the cost and potential outcomes of future litigation or other disputes;

●	future accounting pronouncements or changes in our accounting policies;

●	our overall effective tax rate, including impacts caused by any reorganization in our corporate tax structure and any new legislation or regulatory developments;

●	our ability to successfully expand our business in the United States and internationally;

●	fluctuations in foreign currency exchange rates; and

●	the timing and success of new products and solutions introduced by us or our competitors, or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or partners.

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

Our future success is dependent on our ability to establish and maintain successful relationships with a diverse set of customers. We currently derive a significant portion of our revenue from a limited number of our customers. For the years ended December 31, 2023, 2022 and 2021, our top ten customers in the aggregate accounted for approximately 67%, 61% and 62% of our revenues, respectively.

Until we can derive revenue from the Beamr Cloud, we expect to continue to derive a significant portion of our revenue from a limited number of customers in the future and, in some cases, the portion of our revenue attributable to individual customers may increase. The loss of one or more significant customers or a reduction in the amount of revenue we derive from any such customer could significantly and adversely affect our business, financial condition and results of operations. Customers may choose not to renew their contracts or may otherwise reduce the breadth of the offerings which they purchase for any number of reasons. We are also subject to the risk that any such customer will experience financial difficulties that prevent them from making payments to us on a timely basis or at all.

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

While there are several companies offering video compression solutions such as MainConcept, Ateme, Ittiam, Visionular and open source (x264/x265), we believe there is currently no direct competitor with our content-adaptive video compression solutions. There are companies that offer software solutions for video optimization such as Harmonic and Elemental, and other companies offering storage optimization (but not involving video technologies) such as EMC and Seagate. In addition, for our quality measure, some of our current competitors include SSIMWave (SSIMPlus), Apple (AVQT), Google (YouVQ) and open source (VMAF). We operate in a highly specialized area that is evolving very quickly with rapid developments. In the future, competitors could develop products or solutions that compete with our video compression solutions. For example, the public cloud platforms such as AWS, Azure, OCI, and GCP could in the future develop their own video optimization hardware accelerated solutions.

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

Our customers’ renewals may decline or fluctuate as a result of a number of factors, including their satisfaction with our products and our customer support, the frequency and severity of product outages, our product uptime or latency, the pricing of our offering in relation to competing offerings, additional new features, integrations, capabilities or other enhancements that we offer, updates to our products as a result of updates by technology partners, and customers or users no longer having a need for our offerings. Renewal rates may also be impacted by general economic conditions or other factors that reduce customers’ spending levels. If our customers do not renew their subscriptions or renew on terms less economically favorable to us, our revenue may decline or grow less quickly than anticipated, which would adversely affect our business, financial condition and results of operations.

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

Our products and services address the needs of customers and end users around the world, and we see continued international expansion as a significant opportunity. For the years ended December 31, 2023, 2022 and 2021, we generated approximately 28%, 25% and 21% of our revenue, respectively, from customers outside the United States. Our customers, end users, employees and partners are located in a number of different jurisdictions worldwide, and we expect our operations will become increasingly global as our business continues to grow. Our current international operations involve, and future initiatives will also involve, a variety of risks, including:

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

Inflation in Israel compounds the adverse impact of a devaluation of the NIS against the U.S. dollar by further increasing the amount of our Israeli expenses. Israeli inflation may also (in the future) outweigh the positive effect of any appreciation of the U.S. dollar relative to the NIS, if, and to the extent that, it outpaces such appreciation or precedes such appreciation. The Israeli rate of inflation did not have a material adverse effect on our financial condition during the years ended December 31, 2021, 2022 and 2023. Given our general lack of currency hedging arrangements to protect us from fluctuations in the exchange rates of the NIS or the RUB in relation to the U.S. dollar (and/or from inflation of such non-U.S. currencies), we may be exposed to material adverse effects from such movements. We cannot predict any future trends in the rate of inflation in Israel or in Russia or the rate of devaluation (if any) of the U.S. dollar against the NIS or the RUB.

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

Public health epidemics or outbreaks could adversely impact our business. In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. Initially the outbreak was largely concentrated in China, but it rapidly spread to countries across the globe, including in Israel and the United States. Many countries around the world, including in Israel and the United States, implemented significant governmental measures to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of business. In response, for several months in 2020, we implemented remote working and workplace protocols for our employees in accordance Israeli Ministry of Health requirements to ensure employee safety and all employees have been instructed on and encouraged to practice best social distancing behaviors.

If there is a resurgence of COVID-19 its spread may materially affect us economically. While the potential economic impact brought by, and the duration of, any future resurgence of the COVID-19 pandemic may be difficult to assess or predict, it has already caused, and could result in further, significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity and financial position. In addition, the trading prices for other companies have been highly volatile as a result of the COVID-19 pandemic. As a result, we may face difficulties raising capital through sales of our ordinary shares or other securities and such sales may be on unfavorable terms. To the extent that future waves of COVID-19 disrupt normal business operations, we may face operational challenges with our services, and we likely will have to adopt remote working and workplace protocols for employees in accordance with government requirements and other measures to minimize such impact.

The extent to which COVID-19 impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain COVID-19 or treat its impact. In particular, the extent to which any resurgence of the COVID-19 pandemic may impact our business and financial performance will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

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

We engage third-party vendors and service providers, such as AWS and Stripe, Inc. that have comprehensive internal policies, to store and otherwise process some of our and our customers’ data, including personal, confidential, sensitive, and other information about individuals. Our vendors and service providers may also be the targets of cyberattacks, malicious software, phishing schemes, and fraud. Our ability to monitor our vendors and service providers’ data security is limited, and, in any event, third parties may be able to circumvent those security measures, resulting in the unauthorized access to, misuse, acquisition, disclosure, loss, alteration, or destruction of our and our customers’ data, including confidential, sensitive, and other information about individuals.

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

We have developed and maintain a cybersecurity risk management program, consisting of cybersecurity policies, procedures, compliance and awareness programs to mitigate risk and to ensure compliance with security, availability and confidentiality trust principles. The cybersecurity process has been integrated into our overall risk management system and process, and is solely internally managed. See “Item 16.K—Cybersecurity” for additional information.

Insufficient investment in, or interruptions or performance problems associated with, our technology and infrastructure, including in connection with our Beamr Cloud SaaS solution, which is deployed on a public cloud infrastructure, and our reliance on technologies from third parties, may adversely affect our business operations and financial results.

Customers of our offerings will need to be able to access our platform at any time, without interruption or degradation of performance. Our Beamr Cloud SaaS solution is deployed on a public cloud infrastructure with the goal of providing improved stability, reliability, scalability and elasticity for our offerings. Following the launch of our Beamr Cloud in February 2024, we may discover deficiencies in our design, implementation or maintenance that could adversely affect our business, financial condition and results of operations. Furthermore, we cannot yet know the ultimate impact of this or any similar future event on our customer relationships.

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

We have offices in Herzeliya, near Tel Aviv, Israel where our primary operations, research and development, and certain other finance activities are based. In addition, all of our officers and several of our directors, are residents of Israel. As of March 1, 2024, we had nine full-time and part-time employees and three subcontractors in Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, as well as terrorist acts committed within Israel by hostile elements.

In particular, in October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas and these terrorist organizations in parallel continued rocket and terror attacks. As a result of the events of October 7, 2023, the Israeli government declared that the country was at war and the Israeli military began to call-up reservists for active duty. None of our full-time or part-time employees in Israel were called up for reserve service; however, one of our part-time employees in Israel volunteered for military service, but has since returned to employment. Military service call ups that result in absences of personnel from us for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and southern border (with the Houthi movement in Yemen). It is possible that hostilities with Hezbollah in Lebanon will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries, such as Iran, will join the hostilities. Such clashes may escalate in the future into a greater regional conflict. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any hostilities, armed conflicts, terrorist activities involving Israel or the interruption or curtailment of trade between Israel and its trading partners, or any political instability in the region could adversely affect business conditions and our results of operations and could make it more difficult for us to raise capital and could adversely affect the market price of our ordinary share. An escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our business operations. As such, our product and business development activities remain on track. However, the intensity and duration of Israel’s current war against Hamas is difficult to predict at this stage, as are such war’s economic implications on our business and operations and on Israel’s economy in general. If the war extends for a long period of time or expands to other fronts, such as Lebanon, Syria and the West Bank, our operations may be adversely affected.

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

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. To date, these initiatives have been substantially put on hold. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

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

We do not operate in any sectors of the Russian economy that have been targeted by U.S. or EU sanctions and have no reason to believe that we would be targeted by any sanctions in the future. Nonetheless such sanctions and potential responses to such sanctions, including those that may limit or restrict transfer funds into Russia, may in the future significantly affect our ability to pay our personnel based in Russia. In response, we have begun to partially implement a business continuity plan in order to address risks related to the conflict on our personnel, operations and product development that includes alternative payment solutions for personnel in Russia and relocation of certain personnel to territories outside Russia and Belarus on short notice. As of March 1, 2024, some of the Russian employees and contractors of our wholly owned subsidiary in St. Petersburg, Russia have relocated to other countries, including Serbia and Poland, and we are continuing to monitor the situation with respect to our business continuity plan.

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

Our principal shareholders each holding more than 5% of our outstanding ordinary shares collectively beneficially own approximately 31% of our outstanding ordinary shares. See “Item 7.A. Major Shareholders”. These shareholders or their affiliates will be able to exert significant influence over us and, if acting together, will be able to control matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, including a merger, consolidation or sale of all or substantially all of our assets and the issuance or redemption of equity interests in certain circumstances. The interests of these shareholders may not always coincide with, and in some cases may conflict with, our interests and the interests of our other shareholders. For instance, these shareholders could attempt to delay or prevent a change in control of our company, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their ordinary shares. This concentration of ownership may also affect the prevailing market price of our ordinary shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in your best interests.

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

We have 222,000,000 ordinary shares authorized. Subject to compliance with applicable rules and regulations, we may issue ordinary shares or securities convertible into ordinary shares from time to time for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with a financing, acquisition, investment, our equity incentive plans or otherwise. As of March 1, 2024, 15,089,747 ordinary shares were outstanding and we had 1,292,195 ordinary shares issuable upon the exercise of outstanding options at a weighted average exercise price of $2.09 per share, of which 912,916 were vested as of such date, warrants to purchase 186,148 ordinary shares and an additional 423,934 ordinary shares reserved for future issuance under our 2015 Plan. See “Item 6.C—Director, Senior Management and Employees—Compensation.” Any additional ordinary shares that we issue, including under our 2015 Plan or other equity incentive plans that we may adopt in the future, or in connection with the exercise of our warrants, would dilute the percentage ownership and voting power held by investors. In the future, we may also issue additional securities if we need to raise capital, including, but not limited to, in connection with acquisitions, which could constitute a material portion of our then-outstanding ordinary shares. Any such issuance could substantially dilute the ownership and voting power of our existing shareholders and cause the market price of our ordinary shares to decline.

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

We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended, or the Code), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our market capitalization and the composition of our income, assets and operations, we believe that we were not a PFIC for the year ended December 31, 2023 and we do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the public price of our ordinary shares, which could fluctuate significantly. In addition, it is possible that the Internal Revenue Service may take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we will not be classified as a PFIC in the current taxable year or in the future. Certain adverse consequences of PFIC status may be alleviated if a U.S. Holder (as defined below) makes a “mark to market” election or an election to treat us as a qualified electing fund, or QEF. These elections would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. It is not expected that a U.S. Holder will be able to make a QEF election because we do not intend to provide U.S. Holders with the information necessary to make a QEF election. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Certain Material U.S. Federal Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ordinary shares. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our ordinary shares. For further discussion, see “Item 10.E—Additional Information—Taxation—Certain Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies.”

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

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act,. In addition, we will be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an emerging growth company. Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our shares could decline and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities, which would require additional financial and management resources.

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

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, our shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports. Together with adequate disclosure controls and procedures, effective internal controls are designed to prevent fraud. Any failure to implement required new or improved controls or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, may require prospective or retroactive changes to our financial statements, or may identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ordinary shares.

We are required to disclose changes made in our internal controls and procedures on an annual basis and our management is required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” under the Jumpstart Our Business Startups Act, or the JOBS Act, or a "non-accelerated filer" under SEC rules, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company for up to the date that is the last date of the fiscal year that includes the fifth anniversary of our first sale of our common equity securities pursuant to an effective registration statement (i.e. December 31, 2023). An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

We previously identified control deficiencies in our financial reporting process that constitute a material weakness for the years ended December 31, 2021 and 2022 which were primarily due to the fact that we were a private company prior to February 28, 2023. The material weakness were related to lack of sufficient internal accounting personnel, segregation of duties, lack of sufficient internal controls (including IT general controls, entity level controls and transaction level controls).

We took a number of measures to address the material weaknesses that have were identified, including the appointment of a Sarbanes Oxley consultant, or the SOX Consultant, for the provision of internal audit and Sarbanes Oxley advisory services during which time we have worked together with the SOX Consultant to build internal control processes and controls to ensure our internal control over financial reporting is effective. As of the year ended December 31, 2023 we did not have material weaknesses. Except for additional personnel costs, the cost of systems and the costs of our third-party service providers, we do not expect to incur any material costs related to our remediation plan.See “Item 5.E — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control Over Financial Reporting.”

Although as of December 31, 2023, the material weaknesses in our internal control over financial reporting had been remediated, there can be no assurance that we will not suffer from other material weaknesses in the future. If we fail to maintain effective internal controls over financial reporting in the future, such failure could result in a material misstatement of our annual or quarterly financial statements that would not be prevented or detected on a timely basis and which could cause investors and other users to lose confidence in our financial statements, limit our ability to raise capital and have a negative effect on the trading price of our ordinary shares. Additionally, failure to remediate the material weakness or otherwise maintain effective internal controls over financial reporting may also negatively impact our operating results and financial condition, impair our ability to timely file our periodic and other reports with the SEC, subject us to additional litigation and regulatory actions and cause us to incur substantial additional costs in future periods relating to the implementation of remedial measures.

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

At the heart of our patented optimization technology is the proprietary BQM, that is highly correlated with the human visual system. BQM is integrated into our CABR, system which together maximizes quality and removes visual redundancies resulting in a smaller file size. The BQM has excellent correlation with subjective results, confirmed in testing under ITU BT.500, an international standard for rigorous testing of image quality. The perceptual quality preservation of CABR has been repeatedly verified using large scale crowd-sourcing based testing sessions, as well as by industry leaders and studio “golden eyes”.

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

In February 2024, we launched our Beamr Cloud Video SaaS solution, a cloud based HW-Accelerated CABR solution, which we expect will allow end-users to enjoy significant end-user storage and networking cost savings. Our Cloud Video SaaS is currently operating over and integrated with AWS with plans to extend our services to other cloud platforms, and is powered by NVIDIA GPUs.

Until recently, our current product line was mainly geared to the high end, high quality media customers and we count among our enterprise customers Netflix, Snapfish, ViacomCBS, TAG, VMware, Genesys, Deluxe, Vimeo, Encoding.com, Citrix, Walmart, Photobox, Antix, Dalet, and other leading media companies using video and photo solutions. Due to the high cost and complexity of deploying our existing software solutions and the long sales lead times, we have a made a strategic decision to focus our resources on the development and commercialization of our next-generation product, the Beamr Cloud, a SaaS solution that is designed, based on our own internal testing, to be up to 10x more cost efficient than our existing software-based solutions, resulting in reduced media storage, processing and delivery costs.

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

At the heart of our patented optimization technology is the proprietary BQM, that is highly correlated with the human visual system. BQM is integrated into our CABR, system which together maximizes quality and removes visual redundancies resulting in a smaller file size. The BQM has excellent correlation with subjective results, confirmed in testing under ITU BT.500, an international standard for rigorous testing of image quality. The perceptual quality preservation of CABR has been repeatedly verified using large scale crowd-sourcing based testing sessions, as well as by industry leaders and studio “golden eyes”.

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

Until recently, our current product line was mainly geared to the high end, high quality media customers and we count among our enterprise customers Netflix, Snapfish, ViacomCBS, TAG, VMware, Genesys, Deluxe, Vimeo, Encoding.com, Citrix, Walmart, Photobox, Antix, Dalet, and other leading media companies using video and photo solutions. Due to the high cost and complexity of deploying our existing software solutions and the long sales lead times, we have a made a strategic decision to focus our resources on the development and commercialization of our next-generation product, the Beamr Cloud solution, a SaaS solution that is designed, based on our own internal testing, to be up to 10x more cost efficient than our existing software-based solutions, resulting in reduced media storage, processing and delivery costs.

We collaborated with NVIDIA, a multinational technology company and a leading developer of GPUs, with an annual revenue of $60.9 billion for the fiscal year 2024, to develop the Beamr Cloud SaaS solution, the world’s first GPU accelerated encoding solution powered with our CABR, which allows fast and easy end-user deployment combined with superior video compression rates. Our CABR software executes directly on NVIDIA GPU cores and interacts with the NVIDIA video accelerator encoder known as NVENC. NVIDIA NVENC is a high-quality, high-performance hardware video encoder that is built into most NVIDIA GPUs. NVENC offloads video encoding to hardware, and provides extreme performance for applications such as live video encoding, cloud gaming and cloud storage. NVIDIA GPUs with NVENC are available on all major cloud platforms. We plan to further collaborate with NVIDIA on further development of our the Beamr Cloud SaaS solution.

The first version of the integrated video optimization engine was ready at the end of the first quarter of 2023. Following this, we launched the first beta version of the cloud based SaaS platform and began testing it with beta customers in June 2023. After the initial release, we launched the second and third beta versions of the cloud based SaaS platform in September 2023 and October 2023, respectively, as we built up to the commercial launch of the platform. Following that, we commercially launched our Beamr Cloud SaaS solution in February 2024 and expect that end-users of the solution will enjoy significant end-user storage and networking cost savings. Using the Beamr Cloud SaaS solution will potentially reduce their return on investment for storage optimization to approximately four months, compared to approximately two years with our existing software encoder solutions. Our Beamr Cloud SaaS solution is currently operating over and integrated with AWS with plans to extend our services to other cloud platforms, and is powered by NVIDIA GPUs.

BEFORE
OPTIMIZATION
3.5 Gigabyte
AFTER
OPTIMIZATION
2.1 Gigabyte
UP TO
10X
FASTER

BEAMR

POWERING CLOUD VIDEO STORAGE

SAVE UP TO 50% OF VIDEO STORAGE COSTS

BEFORE

AFTER

BEAMR IMAGING

Recent Financing and Product Launch in February 2024

Following our initial public offering on the Nasdaq that closed in March 2023, on February 15, 2024, we closed our public offering of 1,971,300 ordinary shares, which included the full exercise of the underwriter’s over-allotment options at a public offering price of $7.00 per share, for aggregate gross proceeds of $13.8 million prior to deducting underwriting discounts and other offering expenses. As a result of our February 2024 offering, we have been able to accelerate our product launch plans and have already met our second quarter milestones with respect to the Beamr Cloud SaaS solution, which included completing certain features, such as codec modernization and resize transformations, and now we started working on offering additional capabilities, such as AI-specific workflows that are optimized for Machine Learning, or ML, and Artificial Intelligence, or AI, in an effort to position ourselves to be at the forefront of innovation in the video processing landscape for different AI purposes. As a result, we are currently executing on our third quarter 2024 milestones in order to further develop and commercializes our SaaS solution by further investing in our sales and marketing activities, including potential customer acquisition costs, and research and development activities.

Our Business Strengths

We believe that the following business strengths differentiate us from our competitors and are key to our success:

●	We are a recognized video compression market leader. In January 2021 we were recognized with an Emmy® Award for the “Development of Open Perceptual Metrics for Video Encoding Optimization” and in November 2021 we won the Seagate Lyve Innovator of the Year competition. We have over 50 patents, and count among our customers leading content distributors including Netflix and ViacomCBS.

●	Strong value proposition. We believe our existing video compression encoding solutions are among the fastest software video encoders on the market and provide a lower total cost-of-ownership to our customers by reducing media storage, processing and delivery costs. Upon release of our next generation SaaS solution, the Beamr Cloud, we believe that its performance will be up to 10x more cost efficient than our existing software-based solutions, resulting in even greater reduced, based on our own internal testing, media storage, processing and delivery costs.

●	Partnering with leading technology giants to enable the adoption of our video compression solutions. We offer industry proven video optimization solutions and are collaborating in product development with industry giants such as NVIDIA that provide incremental improvements to existing products without having to reinvent the wheel.

●	Core technology is powered by proprietary content-adaptive quality measure. Our CABR technology, built over our proprietary BQM, achieves maximal compression of the video input while maintaining the input video resolution, format, and visual quality. The CABR powers our existing video compression encoders as well as our next generation SaaS solution, the Beamr Cloud, in development. The BQM has excellent correlation with subjective results, confirmed in testing under ITU BT.500, an international standard for rigorous testing of image quality. The perceptual quality preservation of CABR has been repeatedly verified using large scale crowd-sourcing based testing sessions, as well as by industry leaders and tier one Hollywood studios “golden eyes”.

●	Our management team has experience building and scaling software companies. Our visionary and experienced management team with best-in-class research and development, or R&D, capabilities and in-depth industry backgrounds and experiences has been leading us since our inception. Members of our senior leadership team have held senior product, business and technology roles at companies such as Comverse, Wix and Amdocs. Sharon Carmel, our founder and Chief Executive Officer is a serial entrepreneur with a proven track record in the software space having co-founded Emblaze (LON: BLZ) which developed the Internet’s first vector-based graphics player, preceding Macromedia Flash, and BeInSync, which developed P2P synchronization and online backup technologies, and was acquired in 2008 by Phoenix Technologies (NASDAQ: PTEC).

●	Ongoing customer-driven development. Through our account managers, support teams, product development teams and regular outreach from senior leadership, we solicit and capture feedback from our customer base for incorporation into ongoing enhancements to our solutions. We regularly provide our customers with enhancements to our products.

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

MEDIA &
ENTERTAINMENT
UGC
AI
PUBLIC
SAFTEY
AUTONOMOUS
VEHICLES
GOVERNMENT
ENTERPRISE
SMART
CITY

CLOUD VIDEO STORAGE
WAS $7B IN 2021
EXPECTED TO REACH $13B
IN 2025 AT 16% CAGR

BEAMR IMAGING

Our Growth Strategies

We intend to pursue the following growth strategies:

●	Commercialize, further develop and gain broad market acceptance for our SaaS solution. We collaborated with NVIDIA in the development of our next generation product, the Beamr Cloud SaaS solution. We believe it will provide a simple, easily deployable, fast, scalable, low cost and best-in-class video optimization solution resulting in reduced media storage, processing and delivery costs. Our Beamr Cloud SaaS solution is currently available through AWS and we plan to make our next generation SaaS solution available through additional public cloud services, such as Azure, GCP and OCI allowing us to potentially access and acquire large numbers of new customers with relatively low sales investment. According to Synergy Research Group estimates, Amazon, Microsoft and Google accounted for 65% of the total cloud spend in the first quarter of 2023.

●	Expand business growth through collaborations and partnerships with industry-leading solution providers in new verticals. We are currently collaborating with NVIDIA and plan to expand our collaborations to develop further market-leading products. We believe that our hardware-accelerated CABR powered video optimization solutions have broad application to a wide array of verticals including UGC, public safety, smart cities, education, enterprise, autonomous vehicles, government and media and entertainment.

●	Continue to innovate and develop new products and features. We continue to invest in research and development to enhance our product offerings and release new products and features. We maintain close relationships with our customer base who provide us with frequent and real-time feedback, which we leverage to rapidly update and further improve our products.

●	Selectively Pursue Acquisitions and Strategic Investments. While we have not identified any specific targets, we plan to selectively pursue acquisitions and strategic investments in businesses and technologies that strengthen our products, enhance our capabilities and/or expand our market presence in our core vertical markets. In 2016, we acquired Vanguard Video, a leading developer of software encoders.

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

Our Product Offerings

Our Next-Generation SaaS Product: The Beamr Cloud

We collaborated with NVIDIA, a leading developer of GPUs, to develop the world’s first GPU accelerated encoding solution that allows fast and easy end-user deployment combined with superior video compression rates powered with our CABR rate control and BQM quality measure.

Our BQM quality measure software executes directly on NVIDIA GPU cores and interacts with the NVIDIA video accelerator encoder known as NVENC. NVIDIA NVENC is a high-quality, high-performance hardware video encoder that is built into most NVIDIA GPUs. NVENC offloads video encoding to hardware, and provides extreme performance for applications such as live video encoding, cloud gaming and cloud storage. NVIDIA GPUs with NVENC are available on all major cloud platforms.

Our current product line of CABR software encoders run on the CPU. In proof of concept tests with both Intel and NVIDIA, we have demonstrated that when our CABR is offloaded from the CPU to the GPU, the cost/performance ratio is up to 10x better than on the CPU.

To accommodate Beamr’s content-adaptive GPU accelerated encoding solution, NVIDIA is currently modifying the API of the NVENC. On March 27, 2023, we announced that our content adaptive technology officially support NVIDIA GPU acceleration, which was a major milestone for us. We are also porting the CABR to run on the GPU and when the modified API is made public we will be able to use the NVENC as the video encoder for CABR, offloading CABR-based video encoding from the CPU to the GPU enabling low-cost, high resolution, real time CABR encoding.

In June 2023, we launched our first beta version of our video optimization cloud service.

In September 2023, we released our second beta version of our video optimization cloud service, which included a new API that empowers customers to automate large-scale video optimization in the cloud.

In October 2023, we announced the release of the third beta version of our video optimization cloud service and that our solution is powered by NVIDIA NVENC GPUs, which, coupled with our CABR, offers accelerated storage optimization at scale.

In February 2024, we launched the Beamr Cloud SaaS solution (the Beamr Cloud). We have managed to complete certain features, such as codec modernization and resize transformations, which will upgrade the user video to the latest standard, such as HEVC and eventually to AV1, while further decreasing file size and optimizing source quality. In the second quarter of 2024, we plan to offer additional capabilities, such as AI-specific workflows, in an effort to position ourselves to be at the forefront of innovation in the video processing landscape for different AI purposes.

We believe the Beamr Cloud SaaS solution provides a simple, easily deployable, fast, scalable, low cost and best-in-class video optimization solution resulting in reduced media storage, processing and delivery costs. We initially plan to offer our Beamr Cloud SaaS solution through public cloud data services that utilize NVIDIA GPUs (e.g., AWS, Microsoft Azure, GCP, OCI) allowing us to potentially access and acquire large numbers of new customers with relatively low sales investment. Our Beamr Cloud SaaS solution is currently operating over and integrated with AWS with plans to extend our services to other cloud platforms (e.g., Microsoft Azure, GCP, OCI).

We initiated the collaboration with NVIDIA on developing the Beamr Cloud SaaS solution in January 2021. Our collaboration with NVIDIA is based on a mutual development program that is in advanced stages and that has been approved at senior levels at NVIDIA. While our collaboration has not been reduced to a written agreement, we believe that NVIDIA has a commercial incentive to complete the development and deploy the software update that enables the CABR powered NVENC because of the superior video compression rates of the NVENC when combined with our CABR solution. Since commencing the collaboration, we have successfully completed the following steps: (i) demonstrated proof of concept; (ii) jointly defined the required frame-level APIs that enable our CABR system to determine the optimal tradeoff between bitrate and quality; (iii) NVIDIA has approved the plan of record; (iv) NVIDIA completed delivery of the first version of the APIs; (v) we verified implementation of the APIs that result in significant reduction of the bitrate of video streams; (vi) in December 2022, we received a pre-final implementation from NVIDIA showing major progress, an indication that the work is close to completion; (vii) in March 2023, NVIDIA released the first version of the integrated video optimization engine; and (viii) in May 2023, NVIDIA released Video Codec SDK 12.1, which is the newest version of the integrated video optimization engine. We plan to further collaborate with NVIDIA on further development of our the Beamr Cloud SaaS solution.

In June 2023, we released the first beta of our Beamr Cloud, a cloud-based SaaS platform that integrates our CABR with the NVIDIA NVENC. After the initial release, we launched the second and third beta versions of the cloud based SaaS platform in September 2023 and October 2023, respectively, as we built up to the commercial launch of the platform. Following that, we commercially launched our cloud based SaaS solution in February 2024 and expect that end-users of the solution will enjoy significant end-user storage and networking cost savings. In October 2023, we announced our initial pricing for the SaaS starting at $0.05 per GB of video processed, which is attributed to the combined Nvidia and Beamr efficiencies and accelerated video processing solutions, which allows for large scale video optimization.

Below is an illustrative expected cost savings calculator of the Beamr Cloud from the Company’s homepage.

Following integration into the NVIDIA GPU, we believe the Beamr Cloud SaaS solution provides the following key benefits including:

●	Attractive return on investment. The Beamr Cloud has an initial pricing model for the SaaS starting at $0.05 per GB of video processed, which allows for attractive return on investment for storage and networking costs. This can be seen in the image above, showing an illustrative savings calculator based on the above referenced initial pricing model of $0.05 per GB of video processed.

●	Fast set-up. The Beamr Cloud SaaS solution is deployable in a self-service no code installation process within minutes without any specialized hardware or need to download third-party software, allowing new users to quickly derive value without any specialized training or heavy implementation or customization.

●	Easy to use. The Beamr Cloud SaaS solution has an intuitive interface that can be easily navigated by even first-time users. Our solution removes the need for video-specific expertise and high-touch user support and troubleshooting.

●	Cloud agnostic and scalable. Our Beamr Cloud SaaS solution is highly scalable and designed to be deployable across all environments employing NVIDIA GPUs, including public cloud, private cloud, on-premise and multi-cloud hybrid environments.

●	Security. By using public cloud platforms best security practices, we address our customers security concerns.

●	Reducing carbon footprint. Smaller video files means less disk space occupied and smaller files transferred over the network from one place to another. This in turn results in lower energy consumption, which we believe is going to be an accelerator for our service adoption.

Using our content adaptive bit rate solution, we estimate end users will be able to save up to 50% of their video storage costs and an average of 30% in their cost of video public cloud storage, which, based on 2020 amounts, according to Fortune Business Insights, currently stands at $9 billion.

In April 2023, we also announced a collaboration with Wochit, Inc., or Wochit, as a design partner for our Beamr Cloud SaaS solution. This partnership follows a successful test of our video optimization technology on Wochit’s recently launched AI-based video creation tool, wochit.ai. As a design partner, Wochit will provide feedback on the user experience and feature set, helping to shape the product and ensure that it meets the needs of its clients while we will we benefit from Wochit’s video creation expertise and its deep understanding of the needs of publishers, enterprises and non-governmental organizations.

In August 2023, we announced that we entered into a further collaboration with J21 Corporation, a business development corporation in Japan that is also engaged in marketing, product distribution, technical support and press relations for its partners in the Japanese market. As part of the collaboration, J21 Corporation is distributing our video optimization cloud service and products in Japan, which marked an important milestone in our expansion strategy as we aim to establish a strong foothold in the Japanese market and better serve its growing customer base by capitalizing on J21 Corporation’s extensive reach, deep industry knowledge, and strong customer relationships.

In December 2023, we released a white paper to share the results of our analysis which examined how our CABR storage optimization solution can be used to assist in cutting down the sizes of video used in the context of ML. AI, Generative AI and ML for video processing are fields which are expanding at a fast pace and presents significant untapped potential. ML is an artificial intelligence field where algorithms use statistics to find patterns in data from small to massive amounts. Generative AI is artificial intelligence capable of generating text, images, or other media, using generative models. Generative AI models learn the patterns and structure of their input training data and then generate new data that has similar characteristics. According to Fortune Business Insights, the global deep learning market size, which includes AI, Generative AI and ML, is projected to grow from $17.60 billion in 2023 to $188.58 billion by 2030, at a CAGR of 40.3% during the forecast period. As part of the experiment, we collect a set of 14 user-generated content video clips, from various sources including a few different iPhone models. These source files were then optimized using our CABR storage optimization solution to obtain files that were reduced in size by 9 – 73%, with an average reduction of 40%. We found that the mean average precision is high, and that true detection results are indeed unaffected by replacing the source file with the smaller, easier-to-transfer, optimized file. When detections are stable, almost identical results will be obtained for the source and optimized clips.

We launched the new Beamr SaaS in February 2024, which is currently operating over and integrated with AWS. Our pricing model, which may change as we further develop our plans to attract additional customers, based on an initial price of $0.05 per GB of video processed, which allows for attractive return on investment for storage and networking costs. Based on the estimation that the global cloud video storage market is projected to grow to $13.5 billion in 2025, we anticipate that average savings are expected to be approximately 30% or $4.05 billion. This results in each 1% of savings creating $40.5 million of value. Based on our current pricing model, each 1% of savings can translate into approximately $13.36 million of potential revenues to us. The above projections are subject to a number of assumptions, including, but not limited to: (1) we may choose to change our plans to attract additional customers; (2) we have no data as to what our market penetration will be, which can be below 1% or a multiple percentage; (3) the potential revenue is calculated using standard pricing from AWS; (4) our SaaS operation is based on spreads in which we first pay AWS for computing platforms and then sell storage and bandwidth savings; and (5) our SaaS profit is dependent on a number of factors, including, but not limited to, the overall service efficiency.

Below is the Beamr Cloud overview, workflows summary and workflows details.

Beamr Cloud Overview Page

The Overview page serves as a centralized dashboard that provides users with a snapshot of their current video encoding operations and efficiency statistics (the value the Beamr Cloud creates).

Workflows Page

The ‘Workflows’ feature is an automation tool within the Beamr Cloud platform designed to simplify and streamline the process of video optimization and conversion. It provides seamless integration with cloud storage services, starting with AWS S3, and offers extensive customization options for various video processing requirements.

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

Beamr 5 HEVC Encoder

Beamr5 is our fully standard compliant HEVC (H.265) video encoder. This encoding standard is the primary format used today for high resolution (4K, 8K) and premium quality encoding of 10 and 12 bit and High-Dynamic-Range content. Once again, only the decoder and bitstream are defined by the standard, and encoders can differ quite significantly in how well they perform the encoding and utilize the advanced tools available in HEVC to obtain maximum compression efficiency without incurring prohibitive performance costs. An important factor in supporting live encoding is to be able to reach very good parallelization of the encoding tasks. This is not easy in video encoding which is very serial, and unevenly distributed by nature. At Beamr we have developed a unique architecture for the encoder, which enables very efficient deep parallelization making the best concurrent use of all available cores, enabling the world’s first live 8K HEVC encoder. In addition, Beamr5 is one of the few HEVC codecs that has wide support for HDR and can be used in conjunction with Dolby Vision, HDR10 and HLG — various HDR formats used around the globe. Beamr5 also has an extensive API enabling deep control of the encoder configuration to maximize the benefit for each and every application or use case, and our support team is always available to help users find the best setup for their specific needs.

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

Sales and Marketing

As of March 1, 2024, we have three-full time and part-time sales and marketing employees and consultants, whose focus is to work together to accelerate the adoption of our existing products, to drive awareness and increase brand recognition of our products and technologies, to improve new customer acquisitions and to increase revenue from our existing customers.

For our next-generation Beamr Cloud SaaS solution, we launched our solution on the largest cloud platform, AWS, in February 2024, and we plan to integrate our solution with Azure, GCP and OCI. Since NVIDIA GPUs are widely adopted by cloud platforms, we believe that by making the Beamr Cloud SaaS solution on cloud platforms will allow us to potentially access and acquire large numbers of new customers with relatively low sales investment through a self service, online sales process, with low touch pay as you go subscription service to our SaaS solution.

In addition, since the Beamr Cloud is designed to be deployable across all environments, including public cloud, private cloud, on-premise and multi-cloud hybrid environments, we intend to focus our direct sales efforts on particular vertical markets that store large amounts of video including internet of things (IoT), smart cities, surveillance, autonomous cars, AgTech, and medical imaging.

We primarily market and license directly our existing products to media customers through outbound sales networking and customer and partner referrals. Our direct customers include category leaders such as Netflix, Snapfish, ViacomCBS, TAG and Encoding.com. Our sales cycles for our existing products typically require a significant investment of time and a substantial expenditure of resources before we can realize revenue from the sale of our solutions, if any. Our typical sales cycle consists of a multi-month sales and development process involving our customers’ system designers and management and our sales personnel and software engineers. If successful, this process culminates in a customer’s decision to use our solutions in its system, which we refer to as an account win.

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

As of March 1, 2024, we had 25 full-time and part-time employees and consultants dedicated to research and development. We have made substantial investments in product and technology development since our inception. Research and development expense totaled $1.8 million, $2.1 million and $2.0 million in the years ended December 31, 2023, 2022 and 2021, respectively. We expect our research and development expense to increase significantly for the foreseeable future as we enhance our existing product, develop new products for our current markets and introduce new products in new markets.

Acquisition

In 2016, we acquired Vanguard Video, a provider of HEVC and H.264 codec technologies, which enabled us to integrate our CABR technology with Vanguard Videos video encoders, which today are available as Beamr 4x and Beamr 5x.

Competition

While there are several companies offering video compression solutions such as MainConcept, Ateme, Ittiam, Visionular and open source (x264/x265), we believe there is currently no direct competitor with our content-adaptive video compression solutions. There are companies which offer software solutions for video optimization such as Harmonic and Elemental, and other companies offering storage optimization (but not involving video technologies) such as EMC and Seagate. In addition, for our quality measure, some of our current competitors include SSIMWave (SSIMPlus), Apple (AVQT), Google (YouVQ) and open source (VMAF). We operate in a highly specialized area that is evolving very quickly with rapid developments. In the future, competitors could develop products or solutions that compete with our video compression solutions. For example, the public cloud platforms such as AWS, Azure, GCP and OCI could in the future develop their own video optimization hardware accelerated solutions.

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

As of March 1, 2024, our exclusively owned patent portfolio includes 53 issued patents (one of which is jointly owned), of which 33 are U.S. patents and 20 are foreign patents, and two U.S. patent applications are pending. The claims of these owned patents and patent applications are directed toward various aspects of our family of products, method of their manufacturing and research programs.

We pursue the registration of our domain names that we consider material to the marketing of our products, including the beamr.com.

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

Employees

As of March 1, 2024, we had 9 employees in Israel, 14 employees who are employed by our wholly owned subsidiary in St. Petersburg, Russia, 3 employees who are employed by us who are located in Serbia and two employees who are employed by our wholly owned subsidiary in California, United States. We also have four subcontractors located in Israel and Poland who perform research and development and marketing functions. We are not bound by any collective bargaining agreements. We consider the relationship with our employees to be good. We also use outside consultants and contractors with special expertise and skills for limited engagements, including manufacturing and quality assurance.

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

At the heart of our patented optimization technology is the proprietary BQM that is highly correlated with the human visual system. BQM is integrated into our content adaptive bitrate, or CABR, system which together maximizes quality and removes visual redundancies resulting in a smaller file size. The BQM has excellent correlation with subjective results, confirmed in testing under ITU BT.500, an international standard for rigorous testing of image quality. The perceptual quality preservation of CABR has been repeatedly verified using large scale crowd-sourcing based testing sessions, as well as by industry leaders and studio “golden eyes”.

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

In February 2024, we launched our Beamr Cloud Video SaaS solution, a cloud based HW-Accelerated CABR solution, which we expect will allow end-users to enjoy significant end-user storage and networking cost savings. Our Cloud Video SaaS is currently operating over and integrated with AWS with plans to extend our services to other cloud platforms, and is powered by NVIDIA GPUs. We have managed to complete certain features, such as codec modernization and resize transformations, and we plan to offer additional capabilities, such as AI-specific workflows that are optimized for ML and AI, in an effort to position ourselves to be at the forefront of innovation in the video processing landscape for different AI purposes.

Until recently, our current product line was mainly geared to the high end, high quality media customers and we count among our enterprise customers Netflix, Snapfish, ViacomCBS, VMware, Genesys, Deluxe, Citrix, Walmart, Photobox, Antix, Dalet, TAG, and other leading media companies using video and photo solutions.

Due to the high cost and complexity of deploying our existing software solutions and the long sales lead times, we have a made a strategic decision to focus our resources on the development and commercialization of our next-generation product, the Beamr Cloud, a SaaS solution that is designed, based on our own internal testing, to be up to 10x more cost efficient than our existing software-based solutions, resulting in reduced media storage, processing and delivery costs.

We collaborated with NVIDIA, a multinational technology company and a leading developer of GPUs, with an annual revenue of $60.9 billion for the fiscal year 2024, to develop the Beamr Cloud SaaS solution, the world’s first GPU accelerated encoding solution powered with our CABR, which will allow fast and easy end-user deployment combined with superior video compression rates. Our CABR software executes directly on NVIDIA GPU cores and interact swith the NVIDIA video accelerator encoder known as NVENC. NVIDIA NVENC is a high-quality, high-performance hardware video encoder that is built into most NVIDIA GPUs. NVENC offloads video encoding to hardware, and provides extreme performance for applications such as live video encoding, cloud gaming and cloud storage. NVIDIA GPUs with NVENC are available on all major cloud platforms. We plan to further collaborate with NVIDIA on further development of our the Beamr Cloud SaaS solution.

The first version of the integrated video optimization engine was ready at the end of the first quarter of 2023. Following this, we launched the first beta version of the cloud based SaaS platform and began testing it with beta customers in June 2023. After the initial release, we launched the second and third beta versions of the cloud based SaaS platform in September 2023 and October 2023, respectively, as we build up to the commercial launch of the platform. Following that, we commercially launched the Beamr Cloud SaaS solution in February 2024 and expect that following release, end-users of the solution will enjoy significant end-user storage and networking cost savings. Using the Beamr Cloud SaaS solution will potentially reduce their return on investment for storage optimization to approximately four months, compared to approximately two years with our existing software encoder solutions. Our Cloud Video SaaS is currently operating over and integrated with AWS with plans to extend our services to other cloud platforms, and is powered by NVIDIA GPUs. We have managed to complete certain features, such as codec modernization and resize transformations, and we plan to offer additional capabilities, such as AI-specific workflows that are optimized for ML and AI, in an effort to position ourselves to be at the forefront of innovation in the video processing landscape for different AI purposes.

Impact of the War in Israel

On October 7, 2023, Hamas terrorists invaded southern Israel and launched thousands of rockets in a widespread terrorist attack on Israel. On the same day, the Israeli government declared that the country was at war and the Israeli military began to call-up reservists for active duty. Our operations have not been adversely affected by this situation, and we have not experienced disruptions to our business operations. None of our full-time or part-time employees in Israel were called up for reserve service; however, one of our part-time employees in Israel volunteered for military service, but has since returned to employment. As such, our product and business development activities remain on track. However, the intensity and duration of Israel’s current war against Hamas is difficult to predict at this stage, as are such war’s economic implications on our business and operations and on Israel’s economy in general. If the war extends for a long period of time or expands to other fronts, such as Lebanon, Syria and the West Bank, our operations may be adversely affected.

We are closely monitoring the developments of this war. See “Item 3.D Risk Factors—Risks Related to Our Operations in Israel–Political, economic and military conditions in Israel could materially and adversely affect our business.”

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

Operating Expenses

Research and Development

Our research and development expenses consist primarily of costs incurred for personnel-related expenses for our technical staff, including salaries and other direct personnel-related costs excluding costs associated with creating the internally developed software related to our cloud-based SaaS. Additional expenses include consulting, amortization of acquired technology and professional fees for third-party development resources. We expect our research and development expenses to increase in absolute dollars for the foreseeable future as we continue to dedicate substantial resources to develop, improve and expand the functionality of our solutions. Subsequent costs incurred for the development of future upgrades and enhancements, which are expected to result in additional functionality, may qualify for capitalization under internal-use software and therefore may cause research and development expenses to fluctuate.

Selling and Marketing Expenses

Our selling and marketing expenses consist primarily of personnel related costs for our sales and marketing functions, including salaries and other direct personnel-related costs. Additional expenses include marketing program costs, amortization of acquired customer relationships and trade names and payment processer commissions. We expect our selling and marketing expenses will increase on an absolute dollar basis for the foreseeable future as we continue to increase investments to support our growth. We also anticipate that selling and marketing expenses will increase as a percentage of revenue in the near and medium-term.

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

We allocate overhead expenses related to the services agreement under which we receive recurring consulting and related services from our founder Sharon Carmel as Chief Executive Officer and an entity controlled by him, Sharon Carmel Management, Ltd. The allocation was done based on the management estimation to reflect the contribution to the related activity.

Other Income

In 2021, other income consisted primarily of loans forgiveness as it were utilized for qualifying expenses under the Coronavirus Aid, Relief, and Economic Security Act

Financing Income (Expenses), Net

Financing income (expenses), net consists of amortization of discounts and interest expense on our indebtedness, changes in the fair value of certain warrants and convertible advanced investments, interest income on bank deposits and foreign exchange gains and losses.

Taxes on Income

We are subject to taxes in jurisdictions or countries in which we conduct business. Our effective tax rate is affected by tax rates in jurisdictions and the relative amounts of income we earn in those jurisdictions, changes in the valuation of our deferred tax assets and liabilities, applicability of any valuation allowances, and changes in tax laws in jurisdictions in which we operate. Due to cumulative net operating losses, we maintain a full valuation allowance against our deferred tax assets. We consider all available evidence, both positive and negative, in assessing the extent to which a valuation allowance should be applied against our deferred tax assets. Realization of our deferred tax assets depends upon future earnings, the timing and amount of which are uncertain. Our effective tax rate is affected by tax rates in foreign jurisdictions and the relative amounts of income we earn in those jurisdictions, as well as non-deductible expenses, such as share-based compensation, and changes in our valuation allowance.

A. Operating Results

The table below provides our results of operations for the years ended December 31, 2023, 2022, and 2021.

	Year Ended December 31,
(U.S. dollars in thousands)	2023	2022	2021
Revenues	$2,909	$2,863	$3,300
Cost of revenues	$(96)	$(98)	$(90)
Gross profit	$2,813	$2,765	$3,210
Operating expenses:
Research and development	$(1,824)	$(2,063)	$(2,032)
Sales and marketing	$(361)	$(905)	$(959)
General and administrative	$(1,506)	$(828)	$(773)
Other income	$-	$-	$129
Operating loss	$(878)	$(1,031)	$(425)
Financing income (expenses), net	$222	$(165)	$(475)
Tax on income	$(39)	$(52)	$(52)
Net loss	$(695)	$(1,248)	$(952)

Revenues, Cost of Revenues and Gross Profit

The following table presents our revenue, cost of revenues and gross profit for the periods indicated:

	Year Ended December 31,
(U.S. dollars in thousands)	2023	2022	2021
Revenues	$2,909	$2,863	$3,300
Cost of revenues	$(96)	$(98)	$(90)
Gross profit	$2,813	$2,765	$3,210

Revenues increased by $0.05 million or 2% to $2.9 million for the year ended December 31, 2023, from $2.86 million for the year ended December 31, 2022. The increase was primarily due to binding transactions with new customers versus other transactions that were terminated.

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

Operating Expenses

Research and Development Expenses

	Year Ended December 31,
(U.S. dollars in thousands)	2023	2022	2021
Salary and related expenses	$(1,411)	$(1,722)	$(1,645)
Professional fees	$(229)	$(123)	$(99)
Depreciation and amortization	$(4)	$(4)	$(107)
Travel and overhead expenses	$(180)	$(214)	$(181)
Total research and development expenses	$(1,824)	$(2,063)	$(2,032)

Research and development expenses decreased by $0.2 million, or 12%, to $1.8 million for the year ended December 31, 2023, from $2 million for the year ended December 31, 2022. The decrease was primarily due to a decrease of $0.3 million in salaries due to changes in personnel and capitalization of costs consisting mainly of direct labor (including stock-based compensation expenses) associated with creating the internally developed software related to our cloud-based SaaS solution offset by an increase of $0.1 million in professional fees.

Research and development expenses did not change materially for the year ended December 31, 2022, compared to 2021. There was a slight increase in salaries, professional fees and overhead expenses offset by a decrease in depreciation and amortization expenses related mainly to technology.

Selling and Marketing Expenses

	Year Ended December 31,
(U.S. dollars in thousands)	2023	2022	2021
Salary and related expenses	$(176)	$(564)	$(560)
Professional fees and platform commissions	$(93)	$(236)	$(241)
Depreciation and amortization	$(21)	$(22)	$(81)
Marketing conferences and trade shows	$(13)	$(3)	$(1)
Travel and overhead expenses	$(58)	$(80)	$(76)
Total selling and marketing expenses	$(361)	$(905)	$(959)

Selling and marketing expenses decreased by $0.54 million, or 60% to $0.36 million for the year ended December 31, 2023, from $0.9 million in 2022. The decrease was primarily due to a decrease in salaries and professional fees.

Selling and marketing expenses decreased by $0.05 million, or 6%, to $0.9 million for the year ended December 31, 2022, from $0.95 million in 2021. The decrease was primarily due to a decrease in depreciation and amortization of intangible assets (i.e., customer relationships).

General and Administrative

	Year Ended December 31,
(U.S. dollars in thousands)	2023	2022	2021
Salary and related expenses	$(377)	$(346)	$(297)
Professional fees and consulting	$(1,069)	$(504)	$(509)
Overhead allocated	$137	$153	$140
Travel, office and other expenses	$(197)	$(131)	$(107)
Total general and administrative expenses	$(1,506)	$(828)	$(773)

General and administrative expenses increased by $0.7 million, or 82% to $1.5 million for the year ended December 31, 2023, from $0.83 million in 2022. The increase was primarily due to professional fees related to legal, accounting, investor relations as well as insurance coverage resulting from the completion of our initial public offering in March 2023.

General and administrative expenses increased by $0.05 million, or 7%, to $0.83 million for the year ended December 31, 2022, from $0.78 million in 2021. The increase was primarily due to salaries and related expenses.

Other Income

	Year Ended December 31,
(U.S. dollars in thousands)	2023	2022	2021
Change in fair value of convertible advanced investment	$-	$-	$129

Other income of $0.01 million for the year ended December 31, 2021, was a onetime occurrence of other income due to forgiveness of loans under paycheck protection program.

Financing Income (Expenses), Net

	Year Ended December 31,
(U.S. dollars in thousands)	2023	2022	2021
Change in fair value of convertible advanced investment	$269	$(70)	$(288)
Change in fair value of derivative warrant liability	$66	-	-
Amortization of discount and accrued interest on straight loan received from commercial banks	$(157)	$(102)	$(59)
Modification of terms relating to straight loan	$-	$-	$(90)
Change in estimation of maturity date of liability to controlling shareholder	$(12)	(40)	$-
Amortization of discount relating to liability to controlling shareholder	$(48)	$-	$-
Interest on bank deposits	$97	-	-
Exchange rate differences and other finance expenses	$7	$47	$(38)
Total financing expenses, net	$222	$(165)	$(475)

Financing expenses, net decreased by $0.4 million, or 230% to $(0.2) million for the year ended December 31, 2023, from $0.17 million in 2022. The decrease was primarily due to income from the change in fair value of convertible advanced investment, decrease in amortization of discount and accrued interest and interest on bank deposits, offset by the change in fair value of derivative warrant liability and change in exchange rate differences.

Financing expenses, net decreased by $0.3 million, or 65%, to $0.17 million for the year ended December 31, 2022, from $0.47 million in 2021. The decrease was primarily due to a decrease in the change of fair value of convertible advanced investment, a decrease in exchange rate differences and a decrease in modification of terms relating to straight loan offset by an increase in amortization of discount and accrued interest and discount expense relating to liability to controlling shareholder.

Taxes on Income

	Year Ended December 31,
(U.S. dollars in thousands)	2023	2022	2021
Taxes on income	$(39)	(52)	$(52)

Taxes on income decreased by $0.01 million, or 26% to 0.04 million for the year ended December 31, 2023, from $0.05 million in 2022. The decrease was primarily due to tax provision adjustments.

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

B. Liquidity and Capital Resources

We have financed our operations through cash generated from operations, proceeds received from private offerings, proceeds from convertible advanced investments received from our current shareholders, proceeds from straight loans received from bank institutions and proceeds from our initial public offering on the Nasdaq.

We believe that our existing capital resources (including gross proceeds of $13.8 million raised from the public offering completed in February 2024) and cash flows from operations together with funds received from the initial public offering will be adequate to satisfy our expected liquidity requirements through the next twelve months. Without derogating from the foregoing estimate regarding our existing capital resources (including those raised from the aforesaid public offering completed in February 2024) and cash flows from operations, we may decide to raise further funds in the future through additional public or private offerings. We believe that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required liquidity beyond the next twelve months.

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

SVB Loans

On February 19, 2017, we and Beamr, Inc., our wholly owned subsidiary, entered into a Loan Agreement, or the 2017 Loan Agreement, with SVB under which we had a right to borrow from SVB up to $3 million bearing interest at a floating per annum rate equal to the Wall Street Journal Prime Rate plus 3.5% (upon occurrence of an ‘default event’ as defined in the Loan Agreement, the principal amount shall bear interest at a rate per annum which is 5% above the rate that is otherwise applicable thereto) which shall be payable monthly. In June 2018, we subsequently drew down a cash amount in the aggregate principal amount of $3 million, or the 2017 Loan, payable in 36 equal installments on a monthly basis commencing the following month after drawdown. In June 2022, the loan was fully paid. The Loan is sometimes referred to herein as a “straight loan”.

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

On February 17, 2022, we entered into a second Loan and Securities Agreement, or the 2022 Loan Agreement providing a credit line against our accounts receivables. According to the 2022 Loan Agreement, commencing as of August 1, 2022 through December 31, 2022, SVB may, in its sole discretion in each instance, pursuant to our request, finance specific eligible account receivables of ours, as determined in the 2022 Loan Agreement, in a total amount equal to the face amount of the eligible account receivable multiplied by a rate of 80%, subject to reduction by SVB in its discretion, or the Advance, provided that the aggregate amount of all outstanding Advances shall not exceed the lesser of (i) an aggregate principal amount equal to $0.35 million, or the Revolving Line, or (ii) 80% of all eligible account receivables minus the sum of all outstanding principal amounts of any Advances, subject to reduction by SVB in its discretion. The outstanding principal amount of any Advance shall accrue interest at a floating rate per annum equal to the greater of (i) 8.25% and (ii) a floating per annum rate equal to the Wall Street Journal Prime Rate plus 5% (upon occurrence of a ‘default event’ as defined in the 2022 Loan Agreement, the aggregate loan principal amount shall bear interest at a rate per annum which is 5% above the rate that is otherwise applicable thereto). Interest on the principal amount of each Advance will be payable in monthly arrears (i) on each the last day of each month and (ii) on December 31, 2022, or the Revolving Line Maturity Date. The security interest granted in the 2022 Loan Agreement shall at all times continue to be a first priority perfected security. On July 26, 2022, we terminated the 2022 Loan Agreement and the security interest on all our assets was removed.

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

Convertible Advance Investment

On August 25, 2021 and August 6, 2019, we entered into separate advance investment agreements with several current shareholders under which we raised an amount of $0.56 million and $3.1 million, respectively, which was not interest bearing but was eligible for conversion into our ordinary shares based on a variable conversion price depending on the occurrence of certain liquidation events. Upon completion of our initial public offering, the advance investment amounts were fully converted into an aggregate of 1,142,856 ordinary shares based on a conversion price of $3.20 per ordinary share.

IBI Spikes Loan

On July 7, 2022, we entered into a funding agreement with IBI providing for a loan, or the IBI Loan, in the amount of NIS 3.1 million (approximately $0.9 million), or the IBI Loan Agreement. The loan is repayable on a monthly basis based on a formula set forth in the IBI Loan Agreement until the earlier repayment of NIS 4,172,760 (approximately $1.2 million), or the Repayment Amount, or January 5, 2026. We may repay the IBI Loan early based on formula set forth in the IBI Loan Agreement. The IBI Loan Agreement provides for certain customary covenants and accelerates in the event of default.

In consideration for the grant of the IBI Loan, we are required to pay to IBI a non-refundable one-time fee of 1.5% of the IBI Loan amount and we issued a warrant to purchase 65,562 ordinary shares at a variable exercise price. The warrant has a term of the earlier of 10 years or certain liquidation events and a variable exercise price depending on the occurrence of certain liquidation events. The warrant can be exercised on cashless exercise based on the discretion of IBI. On February 22, 2024, we received a written notice from IBI under which the exercise price of the warrant granted to IBI was determined at a fixed amount of $3.67 per ordinary share. In addition, on the same date, we issued 15,595 ordinary shares to IBI upon a partial cashless exercise of the warrant granted to IBI.

Completion of our Initial Public Offering

On March 2, 2023, we closed our initial public offering of 1,950,000 ordinary shares at a public offering price of $4.00 per ordinary share, for aggregate gross proceeds of $7.8 million prior to deducting underwriting discounts and other offering expenses.

Our ordinary shares began trading on the Nasdaq Capital Market under the ticker symbol “BMR” on February 28, 2023.

Completion of our Follow-On Public Offering

On February 15, 2024, we closed our public offering of 1,714,200 ordinary shares at a public offering price of $7.00 per share, for aggregate gross proceeds of $12 million prior to deducting underwriting discounts and other offering expenses. On February 13, 2024, the over-allotment option for 257,100 ordinary shares was fully exercised by the underwriter for additional gross proceeds of approximately $1.8 million prior to deducting underwriting discounts and other offering expenses.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
(U.S. dollars in thousands)	2023	2022	2021
Net cash provided by (used in) operating activities	$(659)	$(645)	$569
Net cash used in investing activities	$(193)	$(2)	$(4)
Net cash provided by (used in) financing activities	$6,275	$312	$(141)
Change in cash, cash equivalents	$5,423	$(335)	$424
Cash, cash equivalents at beginning of period	$693	$1,028	$604
Cash, cash equivalents at end of period	$6,116	$693	$1,028

Net cash used in operating activities

For the year ended December 31, 2023, net cash used in operating activities was mainly due to a net loss of $0.7 million, change in the fair value of convertible advanced instruments of $0.27 million and change in other working capital items as shown in the consolidated statements of cash flows of the annual financial statements, offset by $0.36 million of share-based compensation, change in the fair value of derivative warrant liability of $0.1 million.

For the year ended December 31, 2022, net cash used in operating activities was mainly due to a net loss of $1.2 million, offset by $0.2 million of share-based compensation and change in other working capital items as shown in the consolidated statements of cash flows of the annual financial statements.

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

Investing Activities

For the year ended December 31, 2023, net cash used in investing activities was mainly due to capitalization of internal-use software associated with creating the internally developed software related to our cloud-based SaaS solution.

For the years ended December 31, 2022 and 2021, the change in net cash used in investing activities was immaterial.

Financing Activities

Net cash provided by financing activities of $6.3 million for the year ended December 31, 2023 was mainly related to proceeds received upon completion of initial public offering of $6.7 million offset by $0.5 million repayments of principal relating to loans from received from commercial bank and controlling shareholder.

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

C. Research and Development, Patents and Licenses

See above, under Item 5 – “Research and Development Expenses.”

D. Trend Information

Other than as disclosed in “Item 5. Operating and Financial Review and Prospectus—Components of Our Results of Operations” and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

See Note 2 to the audited consolidated financial statements for the year ended December 31, 2023 for additional information regarding these and our other significant accounting policies.

Internal Control Over Financial Reporting

Prior to our initial public offering, we were a private company with limited accounting and financial reporting personnel and other resources to address our internal controls and procedures. In connection with the audit of our consolidated financial statements for the years ended December 31, 2022 and 2021, we identified control deficiencies in our financial reporting process that constitute a material weakness for the three years then ended. The material weakness were related to lack of sufficient internal accounting personnel, segregation of duties, and lack of sufficient internal controls (including IT general controls, entity level controls and transaction level controls).

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

In July 2023, we appointed the SOX Consultant for the provision of internal audit and Sarbanes Oxley advisory services as part of measures that we undertook to address the internal control deficiencies that have been identified. Since July 2023, we worked together with the SOX Consultant to build internal control processes and controls to ensure our internal control over financial reporting is effective. As of the year ended December 31, 2023 we did not have material weaknesses. Except for additional personnel costs, the cost of systems and the costs of our third-party service providers, we do not expect to incur any material costs related to our remediation plan.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Item 3.D—Risk Factors—Risks Related to Ownership of our Ordinary Shares— If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, our shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.”

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and senior management as of March 1, 2024. Unless otherwise stated, the address for our directors and senior management is at the Company’s registered address c/o 10 HaManofim Street, Herzeliya, 4672561, Israel.

Name	Age	Position
Sharon Carmel	53	Chief Executive Officer and Chairman
Danny Sandler	38	Chief Financial Officer
Tamar Shoham	49	Chief Technology Officer
Michael Ozeryansky	52	V.P. of Research and Development
Dani Megrelishvili	48	Chief Product Officer
Tal Barnoach (1)	60	Director
Lluis Pedragosa (1)	45	Director
Yair Shoham (1)(2)	70	Director
Osnat Michaeli (1)(2)	55	Director

(1)	Independent director (as defined under Nasdaq Stock Market Listing Rules).
(2)	External director (as defined under the Companies Law)

Sharon Carmel, Chief Executive Officer, Director

Sharon Carmel, 53, serves as our Chief Executive Officer and as the Chairman of the board of directors since he founded our company in October 2009. Prior to founding Beamr, Mr. Carmel is a serial entrepreneur with a proven track record in the software space. Prior to founding Beamr, in August 2002, Mr. Carmel co-founded, BeInSync, which developed P2P synchronization and online backup technologies. Prior to that, in January 1994, Mr. Carmel co-founded Emblaze (LON: BLZ), a software company, which developed the Internet’s first vector-based graphics player. Mr. Carmel received his training in computer science and software development during his mandatory military service in the IDF.

Danny Sandler, Chief Financial Officer

Danny Sandler, 38, serves as our Chief Financial Officer since December 2021. Mr. Sandler joined us in May 2020, and prior to his current role, served as our Director of Finance. Prior to joining us, between December 2014 and May 2020, Mr. Sandler served in various roles and, most recently as Assurance Manager, in the Hi-Tech and Life Science Practice at EY, a global accounting and consulting firm. Prior to that, between November 2011 and November 2014, Mr. Sandler was a finance associate at Seeking Alpha, a crowd-sourced content service for financial markets. Mr. Sandler holds a Bachelor’s degree in Economics and Accounting from Bar-Ilan University.

Tamar Shoham, Chief Technology Officer

Tamar Shoham, 49, serves as our Chief Technology Officer since November 2021. Mrs. Shoham is a leading imaging and video scientist, with over 20 years’ experience in algorithm development and industry-oriented research, primarily in the field of video quality and compression. Mrs. Shoham joined us in August 2009, and prior to her current role, served as our Vice President of Technology where she led our algorithm and intellectual property development. Prior to joining us, between 2006 and 2009, Mrs. Shoham was a research fellow at the NEGEV consortium, Signal and Image Processing Lab at the Technion Institute of Technology. Prior to that, between 1997 and 2005, Mrs. Shoham served as a digital signal processing algorithm developer at Comverse Ltd. Mrs. Shoham holds a Master’s degree in Electrical Engineering from the Technion Institute of Technology and a Bachelor’s degree in Electrical Engineering from Tel Aviv University.

Michael Ozeryansky, V.P. of Research and Development

Michael Ozeryansky, 52, serves as our Vice President of Research and Development since August 2023. Mr. Ozeryansky brings more than two decades of experience in management and software development. Prior to joining us, from February 2023 and July 2023, Mr. Ozeryansky was the V.P. of R&D at Bond Sports. Prior to that, between 2021 and 2023, Mr. Ozeryansky served as a V.P. of Engineering at Keepy AI, and between 2015 and 2021, Mr. Ozeryansky served as the Head of Engineering at Sense Education. Mr. Ozeryansky holds a Master’s degree in Management of Technological Companies from The Israeli College of Management and a Bachelor’s degree in Mathematics and Computer Sciences from Bar-Ilan University.

Dani Megrelishvili, Chief Product Officer

Dani Megrelishvili, 48, serves as our Chief Product Officer since December 2022. Mr. Megrelishvili’s previous roles with us were between November 2014 and November 2017, serving as Head of Product (JPEGmini business unit), and between February 2012 and November 2014, serving as Head of User experience. Prior to rejoining us, between January 2022 and November 2022, Mr. Megrelishvili served as product manager at Lexense Technologies Ltd., a legal-tech startup offering tools for handling and managing legal disputes. Prior to that, between June 2020 and December 2021, Mr. Megrelishvili served as product manager at Wix.Com Ltd (NASDQ: WIX), a cloud-based web development services company. Prior to that, between August 2018 and June 2020, Mr. Megrelishvili served as a consultant to several technology companies, including ZOOZ Mobile Ltd., a payment processing platform (acquired by PayU in 2018) and Augmented Intelligence Inc., a startup that builds an AI Assistant for a variety of use-cases.

Tal Barnoach, Director

Tal Barnoach, 60, serves as a board member in our company since January 2014. Mr. Barnoach is a general partner at Disruptive VC, a venture capital fund since July 2014 Disruptive Opportunity Fund since 2018 and Disruptive AI since 2020. Besides his role as a general partner in Disruptive and serving as a board member of Beamr, Mr. Barnoach serves as a board member in several other technological companies like Idomoo, Anodot, Tailor Brands, Bit, Lumen, Deep, Replix, Qwilt, Minta and more. Over the last 20 years, Mr. Barnoach has founded and led companies such as S.E.A. Multimedia (which went public in 1996), Orca Interactive (acquired by France Telecom in 2008), BeInsync (acquired by Phoenix Technologies in 2008) and Dotomi (acquired by ValueClick in 2011). Mr. Barnoach holds a B.A. degree in economics from Tel Aviv University.

Lluis Pedragosa, Director

Liuis Pedragosa, 44, serves as a board member in our company since August 2016, and was appointed by our shareholder, Marker LLC. Since May 2018, Mr. Pedragosa is a managing partner and the Chief Financial Officer of Team8, a cybersecurity and fintech company creation platform and a venture capital fund. Prior to that, between December 2012 and April 2018, Mr. Pedragosa was a partner and founding team member at Marker LLC, a venture capital firm with over $400 million under management. Besides his role in Team8 and serving as a board member of Beamr, Mr. Pedragosa serves as a board member in Screenz, and as a board observer in Overwolf Ltd. Mr. Pedragosa holds a Master’s degree in Business Administration from The Wharton School of the University of Pennsylvania, a Master’s degree in International Studies from the University of Pennsylvania, and a Bachelor’s of science in Business Administration from ESADE Business School.

Yair Shoham, Director

Yair Shoham, 70, serves as a board member in our company since March 2023. Mr. Shoham brings more than two decades of global experience in venture capital and is a serial entrepreneur with a track record in the software and hardware spaces. Prior to joining us, between 2018 and December 2021, Mr. Shoham served as Managing Director and Israel Country Manager at Intel Capital, the venture arm of Intel Corporation. Prior to this role, between July 2012 and 2018, he served as Investment Director at Intel Capital. Prior to that, between 1999 and 2012, Mr. Shoham served as General Partner at Genesis Partners, a leading early stage Israel-based venture capital firm. During his career, Mr. Shoham has founded and led several companies such as VDOnet Corp. (acquired by Citrix Systems, Inc.), Butterfly VLSI Ltd. (acquired by Texas Instruments Incorporated), and RFWaves Ltd. (acquired by Vishay Intertechnology Inc.). Between 1995 and 2006, Mr. Shoham served as an independent board member at M-Systems Ltd., until the company was acquired by SanDisk Corporation. Mr. Shoham holds a Juris Doctor degree from Loyola University School of Law and a Bachelor’s degree in psychology from the University of Haifa.

Osnat Michaeli, Director

Osnat Michaeli, 55, serves as a board member in our company since March 2023. Ms. Michaeli brings more than two decades of global experience in finance and operations. She currently provides financial services as an external consultant to start-up companies in Israel Between May 2019 and August 2021, Ms. Michaeli served as Chief Financial Officer at Twine Solutions Ltd, a leading digital thread-dyeing technology company. Between March 2017 and May 2019, Ms. Michaeli served as Chief Financial Officer at Cardo Systems Ltd., a leading company for Bluetooth® and Dynamic Mesh Communication, and entertainment systems for motorcycle riders. Prior to that, between March 2011 and August 2015, Ms. Michaeli served as Chief Financial Officer at Kornit Digital Ltd., an international manufacturing company, which produces high-speed industrial inkjet printers, pigmented ink, and chemical products, where she held a key role in leading the company to its Initial Public Offering in, 2015 (NASDAQ: KRNT). Ms. Michaeli holds a Bachelor’s degree in economics and a Master’s degree in Business Administration, both from Tel Aviv University.

B. Compensation

The aggregate compensation we paid to our top five executive officers and directors for the year ended December 31, 2023, was approximately $0.9 million. This amount includes approximately $0.7 million paid, set aside or accrued to provide pension, severance, retirement or similar benefits or expenses and $0.2 million share based compensation expenses, but does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. As of December 31, 2023, options to purchase 583,074 ordinary shares granted to our officers and directors were outstanding under our share option plan at a weighted average exercise price of $1.88 per share.

In accordance with the Companies Law, the table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2023. For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Name and Principal Position	Salary(1)	Bonus(2)	Equity-Based Compensation(3)	Other Compensation	Total
	(USD in thousands)
Sharon Carmel, CEO	146	—	—	—	146
Danny Sandler, CFO	151	20	36	—	207
Eliezer Lubitch, US President(4)	69	—	14	—	83
Tamar Shoham, CTO	157	—	19	—	176
Dani Megrelishvili, CPO	152	—	146	—	298

(1)	Salary includes the officer’s gross salary plus payment by us of social benefits on behalf of the officer. Such benefits may include payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), pension, severance, risk insurance (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(2)	Represents annual bonuses granted to the officer based on formulas set forth in the respective resolutions of our Compensation Committee and Board of Directors with respect to 2023.

(3)	Represents the equity-based compensation expenses recorded in our financial statements for the year ended December 31, 2023, based on the securities’ fair value on the grant date, calculated in accordance with applicable accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 12 to our financial statements included in this Annual Report.

(4)	Eliezer Lubitch ceased being one of our executive officers on July 31, 2023, but has remained employed by us as U.S. General Manager.

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

Non-Executive Board Engagement Terms

During the term of office as a director, each non-executive director shall be entitled to receive an annual remuneration payment of $20,000 per full year (payable in four (4) equal payments, one for each calendar quarter ending on March 31, June 30, September 30 and December 31 of each year), or a pro rata thereof. In addition, each non-executive director shall also be entitled to receive a payment of $750.00 for each face-to-face or zoom meeting of the board of directors or a committee thereof, and a payment of $500.00 for each written resolution of the board of directors or a committee thereof.

Since our inception we have granted options to purchase our ordinary shares to our officers, and since our initial public offering, we have granted options to purchase our ordinary shares to our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plans under “Item 6.E Directors, Senior Management and Employees—Share Ownership—Share Option Plans.” If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the various Option Plan agreements), options that are vested will generally remain exercisable for three (3) months following the date of such termination if we initiate such termination or two weeks following the date of such termination, if an executive officer or a director initiates such termination.

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

In addition, if a director’s office becomes vacant, the remaining serving directors may continue to act in any manner, provided that their number is of the minimal number specified in our amended and restated articles of association. If the number of serving directors is lower than such minimum number, then our board of directors may only act in an emergency or to fill the office of director which has become vacant up to a number equal to the minimum number provided for pursuant to our amended and restated articles of association, or in order to call a general meeting of our shareholders for the purpose of electing directors to fill any of our vacancies. External directors may be elected for up to two additional three-year terms after their initial three-year term under the circumstances described below, with certain exceptions as described in “External Directors” below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law.

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

DIVERSITY OF THE BOARD OF DIRECTORS

Board Diversity Matrix (As of March 1, 2024)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

Part I: Gender Identity	Female	Male	Non- Binary	Did Not Disclose Gender
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a special majority (see “Item 6.C Directors, Senior Management and Employees—Board Practices—Approval of Related Party Transactions under Israeli Law”). Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy would be in the best interests of the company. Under the Companies Law, we are required to adopt an office holder compensation policy. Our current compensation policy was approved at an extraordinary general meeting of our shareholders held in January 2023.

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

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor nominated by the audit committee. As of July 31, 2023, Sapir Efrati from Deloitte & Co. Israel has been acting as our internal auditor. The role of the internal auditor is to examine, among other things, whether a company’s actions comply with the law and proper business procedure. The chairman of the Board, or whoever the Board of the Company determines from time to time is required to oversee the activities, and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. An internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the outstanding shares or voting rights of a company, any person or entity that has the right to appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Our internal auditor is not our employee, but partner of a firm which specializes in internal auditing.

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

D. Employees.

See “Item 4.B. Business Overview—Employees.”

E. Share Ownership.

See “Item 7.A. Major Shareholders” below.

Share Option Plans

2010 Option Plan

In December 22, 2010, our board of directors adopted our 2010 Option Plan, or the 2010 Plan. We are no longer granting options under the 2010 Plan and currently grant options under the 2015 Plan (as defined below). There are currently 20,160 ordinary shares resulting from the exercise of certain options granted under the 2010 Plan which are held in trust in favor of the employees who exercised such options. We maintain the 2010 Plan in order to allow our employees to enjoy certain tax benefits under Israeli tax law. Of the 294,913 outstanding options as of March 1, 2024 under the 2010 Plan, all options were fully vested.

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

Authorized Shares. As of March 1, 2024, there are 423,934 ordinary shares reserved and available for issuance under the 2015 Plan.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 1, 2024 by:

●	each of our directors and senior management;

●	all of our directors and senior management as a group; and

●	each person (or group of affiliated persons) known by us to be the beneficial owner of 5% or more of the outstanding ordinary shares.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days from March 1, 2024 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on ordinary shares issued and outstanding as of March 1, 2024.

As of March 1, 2024 and based on their reported registered office, 7 of our holders of record were U.S. persons, holding in aggregate approximately 2% of our outstanding ordinary shares. We have also set forth below information known to us regarding any significant change in the percentage ownership of our ordinary shares by any major shareholders during the past three years. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

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

Name of beneficial owner	Number of Shares beneficially owned	Percentage of Shares beneficially owned
5% or Greater Shareholder
Disruptive Technologies III L.P.(1)	1,056,290	7.0%
Directors and Executive Officers
Sharon Carmel(2)	3,693,190	24.5%
Danny Sandler(3)	41,250	*
Tamar Shoham(4)	101,425	*
Dani Megrelishvili(5)	88,647	*
Michael Ozeryansky
Tal Barnoach(6)	117,985	*
Lluis Pedragosa(7)	6,864	*
Yair Shoham(7)	6,864	*
Osnat Michaeli(7)	6,864	*
All directors, director nominees and executive officers as a group (9 persons)	4,063,089	26.9%

*	Indicates beneficial ownership of less than 1% of the total ordinary shares outstanding.

(1)	Consists of (i) 976,320 ordinary shares held by Disruptive Technologies III L.P., and (ii) 79,970 ordinary shares held by Disruptive Technologies L.P. Disruptive Technology Ltd is the general partner of Disruptive Technologies L.P & Disruptive Technologies III L.P, Tal Barnoach and Adam Rothstein holds the GP and therefore they are deemed to have voting and dispositive power concerning the shares. The address of the principal office of Technologies L.P & Disruptive Technologies III L.P is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(2)	Based on information contained in a Schedule 13G filed with the SEC on February 13, 2024. Consists of 3,693,190 ordinary shares.

(3)	Consists of 41,250 options to purchase ordinary shares that are currently exercisable or will be exercisable within 60 days from March 1, 2024. Does not include 30,750 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 1, 2024.

(4)	Consists of 101,425 options to purchase ordinary shares that are currently exercisable or will be exercisable within 60 days from March 1, 2024. Does not include 9,375 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 1, 2024.

(5)	Consists of 12,000 ordinary shares, and (ii) 76,647 options to purchase ordinary shares that are currently exercisable or will be exercisable within 60 days from March 1, 2024. Does not include 168,627 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 1, 2024.

(6)	Consists of (i) 63,121 ordinary shares and (ii) options to purchase 54,864 ordinary shares that are currently exercisable or will be exercisable within 60 days from March 1, 2024. Does not include 12,136 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 1, 2024. The ordinary shares do not include shares held by Disruptive Technologies III L.P. or Disruptive Technologies L.P.

(7)	Consists of 6,864 options to purchase ordinary shares that are currently exercisable or will be exercisable within 60 days from March 1, 2024. Does not include 12,136 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 1, 2024.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2021.

B. Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we, or our subsidiaries, are party since January 1, 2021.

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

In addition, on February 16, 2022, we entered into an addendum to the services agreement with SCM under which it was agreed that (i) the term of the services agreement with SCM was extended until December 31, 2025 and (ii) the current liability towards SCM as was accrued for services rendered under the services agreement over a period commencing January 1, 2020 through February 16, 2022 in total amount of $359,000, or the Current Liability, will be paid in 18 equal installments (without an interest) starting on March 1, 2022, or the Commencement Date. However, in the event that we did not have available sufficient funds in any such payment date from and after the Commencement Date to repay the installments of the Current Liability and/or the on-going fee owed to SCM or in the event that we determine that according to the following 12-months period budget that we shall not have available sufficient funds to pay such installments and/or the on-going fee, then SCM agreed to postpone such payments owed to it until we will have such sufficient funds. Any unpaid on-going fee payments would be added to the Current Liability. Following the completion of our initial public offering, which closed in March 2023, the Current Liability was equal to $462,000 which is being paid in 18 equal installments (without an interest) that commenced in March 2023.

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

Options

Since our inception we have granted options to purchase our ordinary shares to our officers, and since our initial public offering, we have granted options to purchase our ordinary shares to our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plans under “Management—Share Option Plans.” If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the various Option Plan agreements), options that are vested will generally remain exercisable for three (3) months following the date of such termination if we initiate such termination or two weeks following the date of such termination, if an executive officer or a director initiates such termination.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax. As of January 1, 2024, the corporate tax rate is 23%. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli resident company are generally subject to the prevailing corporate tax rate.

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

Certain Material U.S. Federal Income Tax Considerations

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

Subject to the limitations described in the next two paragraphs, the following discussion summarizes certain material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the ordinary shares. For this purpose, a “U.S. Holder” is a holder of ordinary shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

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

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping transfer, state, local, excise or non-U.S. tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our ordinary shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our ordinary shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, ordinary shares representing 10% or more of the shares of our company. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold ordinary shares through a partnership or other pass-through entity are not addressed.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our ordinary shares, including the effects of applicable state, local, non-U.S. or other tax laws and possible changes in the tax laws.

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

Subject to certain significant conditions and limitations, any Israeli taxes paid on or withheld from distributions from us and not refundable to a U.S. Holder may be credited against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted from the U.S. Holder’s taxable income. However, as a result of recent changes to the U.S. foreign tax credit rules, a withholding tax generally may need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. Holder. We have not determined whether these requirements have been met and, accordingly, no assurance can be given that any withholding tax on dividends paid by us will be creditable. The election to deduct, rather than credit, foreign taxes, is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. Holder or withheld from a U.S. Holder that year. Dividends paid with respect to our ordinary shares will be treated as foreign source income, which may be relevant in calculating the U.S. Holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders should consult their tax advisor to determine whether and to what extent such holder will be entitled to this credit.

Dividends paid with respect to our ordinary shares will not be eligible for the “dividends-received” deduction generally allowed to corporate U.S. Holders with respect to dividends received from U.S. corporations.

Taxation of the Sale, Exchange or other Disposition of Ordinary Shares

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the ordinary shares, determined in U.S. dollars, and the U.S. dollar value of the amount realized on the disposition (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of receiving currency other than U.S. dollars upon the disposition of their ordinary shares.

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

For this purpose, passive income generally consists of rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. Generally, cash is treated as generating passive income and is therefore treated as a passive asset for purposes of the PFIC rules.

We believe that we were not a PFIC for the year ended December 31, 2023 and we will not be a PFIC for the current taxable year, although we have not determined whether we will be a PFIC in the foreseeable future. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ordinary shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

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

U.S. Holders who hold our ordinary shares during a period when we are a PFIC generally will be subject to the foregoing rules, even if we cease to be a PFIC. A U.S. Holder is encouraged to consult its tax advisor with respect to any available elections that may be applicable in such a situation, including a “deemed sale” election. The U.S. federal income tax rules relating to PFICs are complex. U.S. Holders are urged to consult their own tax advisors with respect to the consequences to them of an investment in a PFIC, any elections available with respect to the ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership, and disposition of the ordinary shares in the event we are determined to be a PFIC.

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

Certain U.S. Holders with interests in “specified foreign financial assets” (including, among other assets, our ordinary shares, unless such ordinary shares are held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance). You should consult your own tax advisor as to the possible obligation to file such information report.

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

Foreign Currency and Exchange Risk

Our functional currency and all of our subsidiaries all of which are primarily a direct and integral component of our operation is the U.S. dollars, as the U.S. dollars is the primary currency of the economic environment in which us and our subsidiaries have operated (which is the currency of the environment in which an entity primarily generates cash) and expects to continue to operate in the foreseeable future. Our sales are mainly denominated in U.S. dollars. A significant portion of our operating costs are in Israel and in Russia, consisting principally of salaries and related personnel expenses, and facility expenses, which are denominated in NIS and RUB. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS and RUB. Furthermore, we anticipate that a significant portion of our expenses will continue to be denominated in NIS and RUB. We do not hedge against currency risk. A hypothetical 10% change in foreign currency exchange rates applicable to our business would have had an impact on our results for the year ended December 31, 2023 of $0.23 million due to NIS, and $0.07 million due to RUB.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective. See “Item 5.E—Operating and Financial Review and Prospects—Critical Account Estimates—Internal Control Over Financial Reporting” for additional information.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on that assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented, or detected on a timely basis.

As previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2022, as of December 31, 2022, our internal control over financial reporting was ineffective due to the following material weaknesses related to lack of sufficient internal accounting personnel, segregation of duties, lack of sufficient internal controls (including IT general controls, entity level controls and transaction level controls). In response to these material weaknesses, we implemented a remediation plan.

As part of such remediation plan, in July 2023, we appointed the SOX Consultant for the provision of internal audit and Sarbanes Oxley advisory services as part of measures that we undertook to address the internal control deficiencies that have been identified. Since July 2023, we worked together with the SOX Consultant to build internal control processes and controls to ensure our internal control over financial reporting is effective. As of the year ended December 31, 2023 we did not have material weaknesses. Except for additional personnel costs, the cost of systems and the costs of our third-party service providers, we do not expect to incur any material costs related to our remediation plan.

Based on the results of this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

Except as described above, during the year ended December 31, 2023, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that three members of our audit committee, include Lluis Pedragosa, Yair Shoham and Osnat Michaeli. Osnat Michaeli, is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and the Nasdaq Listing Rules.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information regarding fees paid by us to Fahn Kanne & Co. Grant Thornton Israel, an independent registered public accounting firm, for all services, including audit services, for the years ended December 31, 2023 and 2022:

	2023	2022
(USD)
Audit fees (1)	126,395	35,096
Tax fees(2)	1,275	-
All other fees	0	0
Total	127,670	35,096

(1)	The audit fees for the years ended December 31, 2023 and 2022 includes professional services rendered in connection with the audit of our annual consolidated financial statements and the review of our consolidated interim financial statements, our statutory tax audits and assistance with review of documents filed with the SEC.

(2)	Tax fees include professional services rendered in substance related to receive a certificate from the Israeli tax authority for an exemption or a reduction of withholding tax at the source regarding transfer of funds.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will only be applicable to the Company from the fiscal year ending on December 31, 2024.

ITEM 16K. CYBERSECURITY

We have developed and maintain a cybersecurity risk management program, consisting of cybersecurity policies, procedures, compliance and awareness programs to mitigate risk and to ensure compliance with security, availability and confidentiality trust principles. The cybersecurity process has been integrated into our overall risk management system and process, and is solely internally managed. Management is responsible for identifying risks that threaten achievement of the control activities stated in the management’s description of the services organizations systems. Management has implemented a process for identifying relevant risks that could affect the organization’s ability to provide secure and reliable service to its users. The risk assessment occurs annually, or as business needs change, and covers identification of risks that could act against the company’s objectives as well as specific risks related to a compromise to the security of data. See “Item 3.D Risk Factors— Risks Related to Information Technology, Intellectual Property and Data Security and Privacy—If we or our third-party service providers experience a security breach, data loss or other compromise, including if unauthorized parties obtain access to our customers’ data, our reputation may be harmed, demand for our products and services may be reduced, and we may incur significant liabilities.”

The level of each identified risk is determined by considering the impact of the risk itself and the likelihood of the risk materializing and high scoring risks are actioned upon. Risks are analyzed to determine whether the risk meets company risk acceptance criteria to be accepted or whether a mitigation plan will be applied. Mitigation plans include both the individual or department responsible for the plan and may include budget considerations.

The oversight of cybersecurity threats is undertaken by our Vice President of Research and Development, who holds over two decades of experience in information technology and the design and architecture of information systems, and is supported by management. Our audit committee is responsible for cybersecurity oversight and monitoring risk. Management informs the audit and investment committee of such risk by committee meetings.

As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this Annual Report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of the Registrant (filed as Exhibit 99.1 to our Report on Form 6-K as filed with the Securities and Exchange Commission on March 8, 2023, and incorporated herein by reference)
2.1	Description of Securities Registered under Section 12 (filed as Exhibit 2.1 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on April 24, 2023, and incorporated herein by reference).
4.1	Specimen share certificate of the Registrant (filed as Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on August 15, 2022, and incorporated herein by reference)
10.1	Form of Indemnification Agreement (filed as Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on February 22, 2022, and incorporated herein by reference)
10.2+	2010 Option Plan (filed as Exhibit 10.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on February 22, 2022, and incorporated herein by reference)
10.3+	2015 Share Incentive Plan (filed as Exhibit 10.3 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on February 22, 2022, and incorporated herein by reference)
10.4*+	Compensation Policy
10.5	Warrant to Purchase Shares issued February 19, 2017 to Silicon Valley Bank (filed as Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on February 22, 2022, and incorporated herein by reference).
10.6	Form of Advance Investment Agreement dated August 6, 2019 (filed as Exhibit 10.7 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on February 22, 2022, and incorporated herein by reference).

10.7	Warrant to Purchase Stock issued April 29, 2021 to Silicon Valley Bank (filed as Exhibit 10.10 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on February 22, 2022, and incorporated herein by reference).
10.8	Form of Advance Investment Agreement dated August 26, 2021 (filed as Exhibit 10.11 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on February 22, 2022, and incorporated herein by reference).
10.9^	Funding Agreement dated as of July 5, 2022 between IBI Spikes Ltd. and Beamr Imaging Ltd. (filed as Exhibit 10.13 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on July 12, 2022, and incorporated herein by reference)
10.10	Warrant to Purchase Shares of Beamr Imaging Ltd. dated as of July 5, 2022 issued to IBI Spikes Ltd. (filed as Exhibit 10.14 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on July 12, 2022, and incorporated herein by reference)
10.11	Form of Underwriting Agreement (filed as Exhibit 1.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on August 15, 2022, and incorporated herein by reference)
10.12	Form of Representative’s Warrant (filed as Exhibit 4.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on August 15, 2022, and incorporated herein by reference)
10.13	Form of Underwriting Agreement (filed as Exhibit 1.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on May 30, 2023, and incorporated herein by reference)
10.14	Form of Representative’s Warrant (filed as Exhibit 4.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on May 30, 2023, and incorporated herein by reference)
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350
13.2*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350
15.1*	Consent of Fahn Kanne & Co., the Israeli member firm of Grant Thornton International Ltd, an independent registered public accounting firm
21.1	List of Subsidiaries of the Registrant (filed as Exhibit 21.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on February 22, 2022, and incorporated herein by reference).
97.1*+	Clawback Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

+	Indicates a management contract or any compensatory plan, contract or arrangement.

^	Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

BEAMR IMAGING LTD.

Date: March 4, 2024	By:	/s/ Sharon Carmel
Sharon Carmel
Chief Executive Officer

BEAMR IMAGING LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

BEAMR IMAGING LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	Fahn Kanne & Co.
Board of Directors and Shareholders	Head Office
Beamr Imaging Ltd.	32 Hamasger Street
Tel-Aviv 6721118, ISRAEL
PO Box 36172, 6136101

T +972 3 7106666
F +972 3 7106660
www.gtfk.co.il

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Beamr Imaging Ltd. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

March 4, 2024

Certified Public Accountants

Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd

BEAMR IMAGING LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands except share and per share amounts)

		As of December 31,
	Note	2023	2022
ASSETS
Current assets:
Cash and cash equivalents		$6,116	$693
Trade receivables		597	581
Other current assets	3	132	64
Total current assets		6,845	1,338

Non-current assets:
Deferred offering costs	2F	-	313
Property and equipment, net	4	19	15
Intangible assets, net	5	280	67
Goodwill	2G, 5	4,379	4,379
Total non-current assets		4,678	4,774

Total assets		$11,523	$6,112

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Current maturities of loans, net	6	$330	$330
Account payables		7	33
Deferred revenues	2O	27	31
Liability to controlling shareholder, net	14	199	126
Other current liabilities	7	458	425
Total current liabilities		1,021	945

Non-current liabilities:
Loans, net of current maturities	6	$170	$387
Liability to controlling shareholder, net	14	-	262
Derivative warrants liability	8	72	138
Convertible advanced investments	9	-	4,840
Total non-current liabilities		242	5,627

Commitments and contingent liabilities	10

Shareholders’ equity (deficit):	11
Ordinary Shares of NIS 0.05 par value each:
Authorized: 222,000,000 and 14,307,116 shares at December 31, 2023 and 2022, respectively; Issued and outstanding: 13,051,343 and 2,578,760 shares at December 31, 2023 and 2022, respectively		179	51
Convertible Ordinary 1 and 2 Shares of NIS 0.05 par value each:
Authorized: 0 and 1,496,880 shares at December 31, 2023 and 2022; Issued and outstanding: 0 and 1,496,880 shares at December 31, 2023 and 2022, respectively		-	5
Convertible Preferred Shares of NIS 0.05 par value each:
Authorized: 0 and 6,196,004 shares at December 31, 2023 and 2022, respectively; Issued and outstanding: 0 and 5,714,400 shares at December 31, 2023 and 2022, respectively		-	78
Additional paid-in capital		41,752	30,375
Accumulated deficit		(31,671)	(30,969)
Total shareholders’ equity (deficit)		10,260	(460)

Total liabilities and shareholders’ equity (deficit)		$11,523	$6,112

The accompanying notes are an integral part of these consolidated financial statements.

BEAMR IMAGING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(U.S. dollars in thousands except share and per share amounts)

		Year ended December 31,
	Note	2023	2022	2021
Revenues	16	$2,909	$2,863	$3,300
Cost of revenues		(96)	(98)	(90)
Gross profit		2,813	2,765	3,210

Research and development expenses		(1,824)	(2,063)	(2,032)
Sales and marketing expenses		(361)	(905)	(959)
General and administrative expenses		(1,506)	(828)	(773)
Other income	6B	-	-	129

Operating loss		(878)	(1,031)	(425)

Financing income (expenses), net	13	222	(165)	(475)

Loss before taxes on income		(656)	(1,196)	(900)

Taxes on income	15	(39)	(52)	(52)

Net loss and comprehensive loss for the year	2X	$(695)	$(1,248)	$(952)

Basic net loss per share		$(0.06)	$(0.48)	$(0.37)

Weighted average number of Ordinary Shares used in computing basic net loss per share		11,194,097	2,578,760	2,578,760

Diluted net loss per share		$(0.09)	$(0.48)	$(0.37)

Weighted average number of Ordinary Shares used in computing diluted net loss per share		11,449,811	2,578,760	2,578,760

The accompanying notes are an integral part of these consolidated financial statements.

BEAMR IMAGING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(U.S. dollars in thousands except share and per share amounts)

	Ordinary shares		Convertible Ordinary 1 and 2 shares		Convertible Preferred shares		Additional paid-in	Accumulated
	Number	Amount	Number	Amount	Number	Amount	capital	deficit	Total

Balance as of January 1, 2021	2,578,760	$51	1,496,880	$5	5,714,400	$78	$29,884	$(28,769)	$1,249

Share-based compensation (Note 12)	-	-	-	-	-	-	157	-	157
Net loss for the year	-	-	-	-	-	-	-	(952)	(952)

Balance as of December 31, 2021	2,578,760	$51	1,496,880	$5	5,714,400	$78	$30,041	$(29,721)	$454

Contribution to equity due to free interest loan from controlling shareholder (Note 14)	-	-	-	-	-	-	112	-	112
Share-based compensation (Note 12)	-	-	-	-	-	-	222	-	222
Net loss for the year	-	-	-	-	-	-	-	(1,248)	(1,248)

Balance as of December 31, 2022	2,578,760	$51	1,496,880	$5	5,714,400	$78	$30,375	$(30,969)	$(460)

Issuance of Ordinary Shares upon completion of an initial public offering, net of offering expenses (Note 11B)	1,950,000	27	-	-	-	-	6,355	-	6,382
Voluntary conversion of all shares with preferences over Ordinary Shares into Ordinary Shares (Note 11B)	7,211,280	83	(1,496,880)	(5)	(5,714,400)	(78)	-	-
Automatic conversion of all convertible advanced investments into Ordinary Shares (Notes 9 and 11)	1,142,856	16	-	-	-	-	4,555	-	4,571
Deemed dividend resulted from trigger of down round protection feature of certain warrants granted (Note 11)	-	-	-	-	-	-	7	(7)	-
Share-based compensation (Note 12)							413		413
Exercise of options into ordinary shares (Note 12)	168,447	2					47		49
Net loss for the year	-	-	-	-	-	-	-	(695)	(695)

Balance as of December 31, 2023	13,051,343	$179	-	$-	-	$-	$41,752	$(31,671)	$10,260

The accompanying notes are an integral part of these consolidated financial statements.

BEAMR IMAGING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands except share and per share amounts)

	Year ended December 31
	2023	2022	2021
Cash flows from operating activities:
Net loss	$(695)	$(1,248)	$(952)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	26	28	193
Share-based compensation (Note 12)	363	222	157
Amortization of discount relating to straight loan received from commercial bank (Note 6)	31	14	14
Exchange rate differences on straight loan received from commercial bank (Note 6)	(12)	(12)	-
Modification of terms of straight loan (Note 6A)		-	90
Forgiveness of loan under paycheck protection program notes (Note 6B)		-	(129)
Change in the fair value of derivative warrant liability (Note 8)	(66)
Change in the fair value of convertible advanced investments (Note 9)	(269)	70	288
Amortization of discount relating to liability to controlling shareholder (Note 14)	48	40	-
Change in estimation of maturity date of liability to controlling shareholder (Note 14)	12	-	-
Exchange rate differences on straight loan received from controlling shareholder (Note 14)	(16)
Capital loss from disposal of property and equipment		-	6
Decrease (increase) in trade receivables	(16)	310	704
Decrease (increase) in other current assets	(68)	2	(26)
Increase (decrease) in account payables	(26)	6	16
Decrease in deferred revenues	(4)	(2)	(32)
Increase in liability to controlling shareholder		-	177
Increase (decrease) in other current liabilities	33	(75)	63
Net cash provided by (used in) operating activities	(659)	(645)	569

Cash flows from investing activities:
Purchase of property and equipment	(10)	(2)	(4)
Capitalization of internal-use software (Note 2H)	(183)	-	-
Net cash used in investing activities	(193)	(2)	(4)

Cash flows from financing activities:
Net proceeds received upon completion of initial public offering transaction (Note 11B)	6,695	-	-
Deferred offering costs (Note 2F)	-	(98)	(215)
Proceeds received from issuance of convertible advanced investments (Note 9)	-	-	560
Proceeds received from paycheck protection program note (Note 6B)	-	-	54
Repayment of principal relating to straight loan received from commercial bank (Note 6)	(236)	(582)	(500)
Proceeds from loan received from controlling shareholder (Note 14)	25	115	-
Repayment of Facility Fee relating to straight loan received from commercial bank (Note 6)	-	(10)	(40)
Repayment of principal relating to straight loan received from controlling shareholder (Note 14)	(258)
Proceeds from issuance of unit consist of straight loan and warrant granted to commercial bank, net (Note 6C)	-	887	-
Proceeds received from exercise of share options into Ordinary Shares (Note 12)	49	-	-
Net cash provided by (used in) financing activities	6,275	312	(141)

Change in cash, cash equivalents	5,423	(335)	424
Cash, cash equivalents at beginning of year	693	1,028	604
Cash, cash equivalents at end of year	$6,116	$693	$1,028

Non-cash investing and financing activities:
Capitalized deferred offering costs classified into equity upon completion of initial public offering transaction (Note 11)	$(313)	$-	$-
Contribution to equity due to free interest loan from controlling shareholder (Note 14)	$-	$112	$-
Automatic conversion of convertible advanced investments into shares (Note 9)	$4,571	$-	$-
Deemed dividend upon trigger of down round protection (Note 11)	$7	$-	$-
Share-based compensation capitalized in internal-use software (Note 2H)	$50	$-	$-
Supplemental disclosure of cash flow information:
Interest paid	$(133)	$(77)	$(90)
Interest received	97	$-	$-
Taxes paid	$(38)	$(54)	$(49)

The accompanying notes are an integral part of these consolidated financial statements.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share amounts)

NOTE 1 - GENERAL

A.	Operations

Beamr Imaging Ltd. (the “Company” or “Beamr”) was incorporated in October 2009 under the laws of the State of Israel and it engages mainly in the development of optimization technologies for video and photo compression.

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

The Company has devoted substantially all of its efforts to research and development, the commercialization of its software and products and raising capital for such purposes. The development and commercialization of the Company's software and products are expected to require substantial further expenditures. To date, the Company has not yet generated sufficient revenues from operations to support its activities, and therefore it is dependent upon external sources for financing its operations. During the year ended December 31, 2023, the Company had net losses of $695 As of December 31, 2023, the Company had an accumulated deficit of $31,671. The Company plans to finance its operations through the sales of equity (including, but not limited to, the Company’s underwritten initial public offering (“IPO”) on the Nasdaq Capital Market (the “Nasdaq”) of its ordinary shares, par value NIS 0.05 per share, of the Company (the “Ordinary Shares”) that closed in March 2023) and to the extent available, refinancing of liabilities on a long-term basis and through revenues from sales of its software, products and related services. In addition, the Company is collaborating with a strategic partner in development of the Company's next generation product, a cloud-based software-as-a-service (“SaaS”) solution that is based the Company’s video optimization technology and which is expected to allow the Company to potentially access new customers and new markets with relatively low sales investment (see also Note 17A below).

During the year ended December 31, 2021, the Company raised net proceeds of $54 and $560 through the paycheck protection program and issuance of convertible advanced investment, respectively (see also Note 6B and Note 9, respectively). During the year ended December 31, 2022, the Company raised net proceeds of $887 through a Funding Agreement with IBI Spikes Ltd. (see also Note 6C). During the year ended December 31, 2023, the Company raised net proceeds of $6,382 and $49 through completion of the aforesaid IPO and exercises of options into Ordinary Shares, respectively (see also Note 11B and Note 12, respectively). Subsequent to the balance sheet date, the Company raised gross proceeds of $13,800 through completion of underwritten public offering (see also Note 17B). In addition, as of December 31, 2023, the Company has positive working capital of $5,824.

Management has considered the significance of such conditions in relation to the Company’s ability to meet its current obligations and to achieve its business targets and determined that it has sufficient funds to fund its planned operations for at least the next 12 months.

D.	The impact of the Russian Invasion of Ukraine

On February 24, 2022, Russia invaded Ukraine. The Company has an operation in Russia through its wholly owned subsidiary, Beamr Imaging RU. The Company undertakes some of its software development and design, quality assurance and support in Russia using personnel located there. While most of the Company’s developers are located in Russia, its research and development leadership are all located in Israel. The Company has no manufacturing operations in Russia, and the Company does not sell any products in Russia. The Company constantly evaluates its activities in Russia and currently believes there was no significant impact on its activities.

E.	The impact of Iron Sword War (Israel-Hamas war)

On October 7, 2023, the State of Israel was attacked by the Hamas terrorist organization, and as a result, the State of Israel declared a state of war and a large-scale mobilization of reserves (the “War”) which is an exceptional event with security and economic implications, the scope and outcome of which cannot be predicted. Following the outbreak of the War, the State of Israel took and is continuing to take significant steps to maintain the security of Israeli residents, which has had and continues to have a significant impact on economic and business activity in the country. The management regularly monitors developments and acts in accordance with the guidelines of the various authorities. Since this is an event beyond the Company’s control and characterized by uncertainty, inter alia as to when the War will end, as of the approval date of these financial statements, the Company is unable to predict the intensity of the impact of the War on the Company’s financial condition and the results of its operations.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

A.	Use of estimates in the preparation of financial statements

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reported periods. Actual results could differ from those estimates. As applicable to these financial statements, the most significant estimates and assumptions include (i) revenues recognition; (ii) identification of and measurement of financial instruments in funding transactions; (iii) recoverability of the Company’s goodwill upon subsequent periods and (iv) measurement of fair value of equity awards.

B.	Functional currency

The functional currency of the Company and all of its subsidiaries all of which are primarily a direct and integral component of the Company’s operation is the U.S. dollar (“$” or “dollar”), as the dollar is the primary currency of the economic environment in which the Company and its subsidiaries have operated (which is the currency of the environment in which an entity primarily generates cash) and expects to continue to operate in the foreseeable future.

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

Research and development expenses are expenses as incurred, except to the extent that such costs are associated with internal-use software that qualifies for capitalization (see also Note 2H below)

F.	Deferred offering costs

Prior to the effective date of an offering of equity securities, specific incremental costs directly (i.e. accounting, consulting, legal and printing fees) attributable to a proposed or actual offering of securities are deferred and charged against the gross proceeds of the offering, unless the offering of equity securities has been delayed but is currently in process, under which such specific incremental and direct costs are charged immediately to operations. As of December 31, 2022, the Company deferred specific incremental costs that were directly attributable to offering of securities through its IPO in total amount of $313 which were classified as non-current asset as of that date. Upon completion of the IPO on March 2, 2023, the aforesaid asset was classified to the shareholders’ equity of the Company.

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

The Company determined that its operations represent a single reporting unit. Until completion of the IPO, the Company determines the fair value of its reporting unit by using the income approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates the reporting unit’s fair value. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. The Company considers historical rates and current market conditions when determining the discount and growth rates to use in its analyses. Upon completion of the IPO, the fair value of the Company’s reporting unit is determined internally by the management based on observable inputs of the Company. As of December 31, 2023 and 2022, the Company has performed the annual impairment test and has determined that impairment loss is not required to be recognized.

Finite lived intangible assets acquired in business combinations, which include technology, customer relationships and trade names, are initially recorded at fair value. Such assets are amortized on a straight-line basis over their estimated useful lives. The intangible asset lives have been determined based upon the anticipated period over which the Company will derive future cash flows from the intangible assets. The Company has considered the effects of legal, regulatory, contractual, competitive, and other economic factors in determining these useful lives. Recoverability of these assets is assessed when triggering events have occurred that may give rise to an impairment loss and is determined by a comparison of the carrying amount of the asset to the future undiscounted net cash flows expected to be generated by the asset. When it is determined that the carrying value of the asset is not recoverable, the asset is written down to its estimated fair value.

During all reported periods, impairment losses were not identified through the impairment test.

The lives used in computing straight-line amortization for financial reporting purposes are as follows:

Rate of depreciation	%

Trade names	10
Internal-use software	33

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.	Internal-use software

In July 2023, the Company began capitalizing certain internal software development costs, consisting mainly of direct labor (including stock-based compensation expenses), associated with creating the internally developed software related to its cloud-based SaaS solution.

In accordance with ASC 350-40, “Internal-Use Software”, the capitalization of costs to develop internal-use software begins when preliminary development efforts are successfully completed. The Company has committed project funding to develop internal-use software and it is probable that the project will be completed, and the software will be used as intended. Costs related to the design or maintenance of internal-use software are expensed as incurred.

Capitalized costs are amortized over the estimated useful life of the software, which is generally three years, once the capitalized asset is ready for its intended use, using the straight-line method in which the management believes the expected benefit will be derived. As of December 31, 2023, the Company capitalized internal-use software costs amounted to $233 (an amount of $50 out of which related to stock-based compensation expenses), which have not been amortized yet.

The Company periodically reviews internal-use software costs to determine whether the projects will be completed, placed in service, removed from service, or replaced by other internally developed or third-party software. If the asset is not expected to provide any future benefit, the asset is retired, and any unamortized cost is expensed.

Capitalized internal-use software costs are recorded under intangible assets, net.

When events or changes in circumstances require, the Company assesses the likelihood of recovering the cost of internal-use software. If the net book value is not expected to be fully recoverable, internal-use software would be impaired to its fair value. Measurement of any impairment loss is based on the excess of the carrying value of the asset over the fair value.

See also Note 17A for further information related to the launch of the Company’s cloud-based SaaS solution.

I.	Property and equipment

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

The lives used in computing straight-line depreciation for financial reporting purposes are as follows:

Rate of depreciation	%

Computers and peripheral equipment	33
Office furniture and equipment	7-15

J.	Employee benefit plans

The Company’s liability for severance pay to its Israeli employees is subject to Section 14 of the Israeli Severance Compensation Act, 1963 (“Section 14”), pursuant to which all of the Company’s employees are entitled to monthly deposits by the Company, at a rate of 8.33% of their monthly salary, made in the employee’s name with insurance companies. Under Israeli employment law, payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. The fund is made available to the employee at the time the employer-employee relationship is terminated, regardless of cause of termination. The severance pay liabilities and deposits under Section 14 are not reflected in the balance sheets as the severance pay risks have been irrevocably transferred to the severance funds. All deposits required through December 31, 2023 have been made.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Leases

The Company entered into several non-cancelable lease agreements for offices for use in its operations, which are classified as operating leases (see below).

The Company applies ASC Topic 842, “Leases” (“ASC 842”) under which the Company determines if an arrangement is a lease at inception. The Company’s assessment is based on: (i) whether the contract involves the use of an identified asset, (ii) whether the Company obtains the right to substantially all of the economic benefits from the use of the asset throughout the period of use, and (iii) whether the Company has the right to direct the use of the asset.

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

The Company also elected the short-term lease recognition exemption for all leases that qualify (leases with a term shorter than 12 months). For those leases, ROU assets or lease liabilities are not recognized and rent expense is recognized on a straight-line basis over the lease term. See also Note 10A for further information.

L.	Deferred income taxes

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

The Company accounts for uncertain tax positions in accordance with ASC Topic 740-10, which prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements. According to ASC Topic 740-10, tax positions must meet a more-likely-than-not recognition threshold. The Company’s accounting policy is to classify interest and penalties relating to uncertain tax positions under income taxes, however the Company did not recognize such items in its consolidated financial statements during the reported periods and did not recognize any liability with respect to an unrecognized tax position in its balance sheets.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

M.	Contingencies

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

N.	Concentrations of credit risk and allowance for doubtful accounts

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade receivables as well as certain other current assets that do not amount to a significant amount. Cash and cash equivalents, which are primarily held in dollar and New Israeli Shekels (NIS), are deposited with major banks in Israel, U.S. and Russian Federation. Management believes that such financial institutions are financially sound and, accordingly, minimal credit risk exists with respect to these financial instruments. The Company does not have any significant off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements. Most of the Company’s sales are mainly derived from sales to a diverse set of customers located primarily in the United States. Management periodically evaluates the collectability of the trade receivables to determine the amounts that are doubtful of collection and determine a proper allowance for doubtful accounts, as described below. Accordingly, management believes that the Company’s trade receivables do not represent a substantial concentration of credit risk.

The Company extends credit to customers in the normal course of business and does not require collateral or any other security to support amounts due. Management performs ongoing credit evaluations of its customers. The allowance for doubtful accounts is determined with respect to amounts the Group has determined to be doubtful of collection. In determining the allowance for doubtful accounts, the Company considers, among other things, its past experience with customers, the length of time that the balance is past due, the customer’s current ability to pay and available information about the credit risk on such customers. Provisions for the allowance for doubtful accounts are recorded under general and administrative expenses in the consolidated Statements of Operations and Comprehensive Loss. During the reported periods, the Company has not recorded allowance in respect of accounts receivable.

O.	Revenue recognition

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

Revenues are recognized when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration that the company expects to receive in exchange for those goods or services. However, when the consideration for the license is based on sales of the related customer (i.e. sales-based), the company applies the provisions of ASC 606 with respect to sales-based or usage-based royalties promised in exchange for a license of intellectual property and recognizes revenues only when the underlying sales occur, as long as this approach does not result in the acceleration of revenue ahead of the company’s performance.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	Revenue recognition (Cont.)

Under ASC 606, an entity recognizes revenue when or as it satisfies a performance obligation by transferring software license (either timely-based or perpetual) or software related services to the customer, either at a point in time or over time. The Company recognizes its revenues from software sales at a point in time upon delivery of its software license. The software license is considered a distinct performance obligation, as the customer can benefit from the software on its own. The Company’s revenues from PCS are derived from annual maintenance providing for unspecified upgrades on a when-and-if-available basis. The right for an unspecified upgrade for the version acquired by the customer and enhancements on a when-and-if-available basis that do not specify the features, functionality and release date of future product enhancements for the customer to know what will be made available and the general timeframe in which it will be delivered, if any. The Company considers the PCS performance obligation as a distinct performance obligation that is satisfied over time and recognized on a straight-line basis over the contractual period (mainly over a period of one year either for timely-based license or for perpetual license).

As the Company bundles software licenses (either time-based or perpetual) together with PCS, the transaction price is allocated to the separate performance obligations on a relative standalone selling price basis.

Since the Company does not sell PCS on a stand-alone basis and due to the fact that these services are usually involved with limited customer support, mainly based on several hours of technical support per contract (as management believes the technology and products covered under the software license component are mature and fully functional as delivered to the costumer), the standalone selling prices of the PCS are determined based on the expected cost plus a margin (“cost-plus approach”) based on estimation of direct fulfillment cost (an hourly service) and a reasonable margin. Such estimate is also corroborated with the price that the company would have to pay to a third-party service provider for a similar support service.

The stand-alone selling price of the software licenses (either timely-based or perpetual) is estimated by management based on adjusted market assessment approach which represents management estimation of the price that a customer in the market will be willing to pay for such license on a stand-alone basis (i.e. without any PCS).

Due to the fact that the PCS services are usually involved with limited customer support, mainly based on several hours of technical support per contract, the transaction price allocated to the PCS is considered insignificant. Consequently, most of the transaction price is allocated to the software licenses.

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

Commencing 2022, revenue is also derived from the traffic operations in the Google AdSense program, a web advertising platform, that the Company makes available on its websites. Google pays the Company on a cost-per-click basis. The Company recognizes revenue at a point of time when the fees paid to it by Google based on the volume of clicks through to Google AdSense advertisements.

The Company receives payments from customers based upon contractual payment schedules. Trade receivables are recorded when right to consideration becomes unconditional, and an invoice is issued to the customer. Unbilled receivables include amounts related to the Company’s contractual right to consideration for completed performance obligations not yet invoiced. As of December 31, 2023 and 2022, unbilled receivables balance amounted to $39 and $35, respectively, and are included within trade receivables balance in the Company’s Consolidated Balance Sheets.

As of December 31, 2023 and 2022, the Company had $27 and $31, respectively, of remaining performance obligations not yet satisfied or partly satisfied related to revenues (mostly PCS). Such amounts are presented as deferred revenues which are expected to be recognized as revenues during the next twelve months.

See also Note 16 for further discussion related to disaggregation of revenues.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.	Fair Value Measurements

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

Level 3 - pricing inputs are unobservable for the non-financial asset or liability and only used when there is little, if any, market activity for the non-financial asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation. Level 3 inputs are considered as the lowest priority within the fair value hierarchy. The valuation of certain financial instruments classified under fair value through profit or loss category and the fair value of reporting units for purposes of goodwill impairment analysis (in periods when such analysis is based on the income approach), fall under this category.

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

Q.	Convertible Ordinary 1 and 2 Shares and Preferred Shares

The Convertible Ordinary 1 and 2 Shares and Convertible Preferred Shares were not subject to redemption feature upon any events that are considered not solely within the control of the Company. In addition, upon occurrence of liquidation event, as defined in the Company’s Articles of Association, all holders of the Ordinary Shares, Convertible Ordinary 1 and 2 Shares and Convertible Preferred Shares would have been entitled to receive the same form of consideration. Thus, the Company classified its Convertible Ordinary 1 and 2 Shares and Convertible Preferred Shares as part of permanent equity.

Upon completion of the IPO transaction, all shares with preferences over Ordinary Shares (i.e. Convertible Preferred Shares and Convertible Ordinary 1 and 2 Shares) were voluntary converted into 7,211,280 Ordinary Shares (see Note 11 below).

R.	Allocation of proceeds and related issuance costs

When multiple instruments are issued in a single transaction (package issuance), the total gross proceeds from the transaction are allocated among the individual freestanding instruments identified. The allocation occurs after identifying all the freestanding instruments and the subsequent measurement basis for those instruments.

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

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Modifications or exchanges of loans

Modifications to, or exchanges of, financial instruments such as loans or convertible loans, are accounted for as a modification or an extinguishment, following to provisions of ASC 470-50, “Debt - Modification and Extinguishments” (ASC 470-50). Such an assessment done by management either qualitatively or quantitatively based on the facts and circumstances of each transaction.

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

T.	Warrants

Certain warrants that were issued to (i) a commercial bank as part of entering into funding transaction and (ii) a seller through a transaction in which certain identified intangible assets were purchased, are classified as a component of permanent equity since they are freestanding financial instruments that are legally detachable and separately exercisable, do not embody an obligation for the Company to repurchase its own shares, and permit the holders to receive a fixed number of Ordinary Shares upon exercise for a fixed exercise price and thus, are considered as indexed to the Company’s own shares. In addition, the warrants must require physical settlement and may not provide any guarantee of value or return. As such warrants were issued together with financial instruments that are not subsequently measured at fair value the warrants were measured based on allocation of the proceeds received by the Company in accordance with the relative fair value basis. When applicable, direct issuance expenses that were allocated to such warrants were deducted from additional paid-in capital.

In 2023, the warrants granted to seller as mentioned above expired unexercised.

Commencing January 1, 2018 and following the early adoption of ASU 2017-11, “Earnings Per Share” (ASU 2017-11), the Company disregards the down round feature when assessing whether an instrument is indexed to its own shares, for purposes of determining liability or equity classification. Based on its evaluation, management has determined that certain warrants with down-round protection are eligible for equity classification. In accordance with the provisions of ASU 2017-11, upon the occurrence of an event that triggers down round protection (i.e., when the exercise price of the warrants is adjusted downward because of the down round feature), the effect is accounted for as a deemed dividend and as a reduction of income available to common shareholders for purposes of basic earnings per share (EPS) calculation. During the years ended December 31, 2022 and 2021, there were no events that triggered a down round protection, however, during the year ended December 31, 2023, a down round protection was triggered upon completion of the IPO under which the Company recorded a deemed dividend amounted of $7 (see also Note 11 below).

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

U.	Derivative Warrants Liability

Certain warrants that were granted by the Company for commercial banks through funding transaction entitle the bank to exercise the warrants for a variable number of shares and/or for a variable exercise price and thus the fixed-for-fixed criteria is not met. Accordingly, the warrants are classified as a non-current liability according to the provisions of ASC 815-40, “Derivatives and Hedging - Contracts in Entity’s Own Equity” (“ASC 815-40”).

Until completion of the IPO, the Company’s management accounted for these warrants as a financial derivative liability measured upon initial recognition and on subsequent periods at fair value with the assistance of an independent valuation firm by using the Hybrid Method by combining the Option Pricing Method (“OPM”) and an initial public offering scenario. Upon completion of the IPO, the fair value of the aforesaid warrants derivative liability is estimated internally by the Company’s management by using the Black-Scholes Model that is based on several assumptions, of which the most significant is the expected share price volatility, which was calculated based upon historical volatility of peer companies in the same industry on weekly basis. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The expected dividend yield assumption is based on the Company’s historical experience and expectation of no future dividend payouts. The Company has historically not paid cash dividends and has no foreseeable plans to pay cash dividends in the future.

The above assumptions are reviewed on a regular basis and changes in the estimated fair value of the outstanding warrants are recognized each reporting period as part of the “Financing (income) expenses, net” line in the consolidated statements of operations and comprehensive loss, until such warrants are exercised, expired or eligible for exercise for fixed number of shares or for fixed exercise price. When applicable, direct issuance expenses that were allocated to the above warrants were expensed as incurred.

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

Upon initial recognition, the Company has considered the provisions of ASC 815-15, “Derivatives and Hedging - Embedded Derivatives”, and determined that the embedded conversion feature of the convertible advance investments cannot be considered as clearly and closely related to the host debt instrument. However, it was determined that the embedded conversion feature should not be separated from the host instrument because the embedded conversion option, if freestanding, did not meet a derivative definition based on the provisions of ASC 815-10, “Derivatives and Hedging” since its terms did not require or permit net settlement. Thus, it was determined that the conversion feature does not meet the characteristic of being readily convertible to cash. However, the Company has determined that the redemption feature upon certain events is not solely within the Company’s control under which the Company would have been required to repay an amount equal to 200% of the original investment. Such feature was determined to represent a contingent interest feature that requires bifurcation from a host debt contract because the contingent interest feature met a derivative definition and the economic characteristics of the embedded feature were not clearly and closely related to those of host debt instrument as such feature was not directly credit risk related.

Furthermore, the Company applied ASC 470-20, “Debt - Debt with Conversion and Other Options” (“ASC 470-20”) which clarifies the accounting for instruments with Beneficial Conversion Features (BCF) or contingently adjustable conversion ratios and has applied the BCFs guidance to determine whether the conversion feature was beneficial to investors. However, as the convertible advance investments were not convertible upon inception, it was determined that no BCF was required to be recognized upon initial recognition of the instrument.

Based on the above characteristics of the convertible advance investments, the Company elected to measure this liability in its entirety, at its fair value in accordance with ASC 825-10, “Financial Instruments” due to the existence of certain redemption option and the potential requirement to recognize contingent BCF. Accordingly, upon initial recognition and in subsequent periods, the Company measured the liability related to the convertible advance investments based on its fair value taking into consideration, among others all relevant settlement possibilities and their respective likelihood.

Upon completion of the IPO, all convertible advance investment amounts were automatically converted into 1,142,856 Ordinary Shares (see also Note 11 below).

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

X.	Basic and diluted net loss per Ordinary Share

The Company applies the two-class method as required by ASC 260-10, “Earnings Per Share” (“ASC 260-10”), which requires the income or loss per share for each class of shares outstanding (Ordinary Shares and all other shares with preferences over the Ordinary Shares) to be calculated assuming 100% of the Company’s earnings are distributed as dividends to each class of shares based on their contractual rights. No dividends were declared or paid during the reported periods. According to the provisions of ASC 260-10, the Company’s Convertible Preferred Shares and Convertible Ordinary 1 and 2 Shares did not have contractual obligations to share losses of the Company and therefore were not included in the computation in period of net loss per share.

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

During the years ended December 31, 2023, 2022 and 2021, the total weighted average number of Ordinary Shares related to outstanding shares with preferences over Ordinary Shares (Convertible Ordinary 1 and 2 shares and Convertible Preferred Shares), options, warrants and convertible advance investments excluded from the calculation of the diluted loss per share was 3,080,012, 9,929,970 and 11,237,969, respectively.

The net loss from operations and the weighted average number of Ordinary Shares used in computing basic and diluted net loss per share from operations for the years ended December 31, 2023, 2022 and 2021, is as follows:

	Year ended December 31,
	2023	2022	2021

Numerator:
Net loss	$(695)	$(1,248)	$(952)
Deemed dividend related to trigger of down round protection feature (see Note 11 below)	(7)	-	-
Net basic loss	$(874)	$(1,248)	$(952)
Change in fair value of derivative warrant liability (see Note 8 below)	(66)	-	-
Change in fair value of convertible advanced investment (see Note 9 below)	(269)	-	-
Net diluted loss	$(1,037)	$(1,248)	$(952)

Denominator:
Ordinary shares used in computing basic net loss per share	11,194,097	2,578,760	2,578,760
Incremental ordinary shares to be issued upon exercise of derivative warrant liability	24,834	-	-
Incremental ordinary shares to be issued upon conversion of convertible advanced investments	230,880	-	-
Ordinary shares used in computing diluted net loss per share	11,449,811	2,578,760	2,578,760

Basic net loss per ordinary share	$(0.06)	$(0.48)	$(0.37)
Diluted net loss per ordinary share	$(0.09)	$(0.48)	$(0.37)

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Y.	Share-based compensation

The Company measures and recognizes compensation expense for all equity-based payments to employees based on their estimated fair values in accordance with ASC 718, “Compensation-Stock Compensation”. Share-based payments are recognized in the Statement of Operations and Comprehensive Loss as an operating expense based on fair value of the award at the grant date by using Black-Scholes option-pricing model. The inputs for the valuation analysis of the share options include several assumptions of which the most significant are the fair market value of the underlying Ordinary Share, the expected share price volatility and the expected option term. Expected volatility was calculated based upon historical volatility of peer companies in the same industry on weekly basis. The expected option term represents the period that the Company’s share options are expected to be outstanding and is determined based on the simplified method until sufficient historical exercise data will support using expected life assumptions. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The expected dividend yield assumption is based on the Company’s historical experience and expectation of no future dividend payouts. The Company has historically not paid cash dividends and has no foreseeable plans to pay cash dividends in the future. The Company expensed compensation costs net of estimated forfeitures over the requisite service period by applying the straight-line method.

Up and until the completion of the IPO, the fair value of Ordinary Shares underlying the share options was determined by the Company’s management with the assistance of an independent valuation firm. Because in such periods there has been no public market for the Ordinary Shares, the Company’s management has determined fair value of the Ordinary Shares at the time of grant by considering several objective and subjective factors including data from other comparable companies, sales of Convertible Preferred Shares to unrelated third parties, operating and financial performance, the lack of liquidity of share capital and general and industry specific economic outlook, amongst other factors. From the period commencing on June 30, 2021 through March 2, 2023 (the closing date of the IPO), the valuations were performed by using Hybrid Method by combining the OPM and an initial public offering scenario.

Since January 1, 2019, share-based payments to non-employees are accounted in accordance with ASC 718.

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

Z.	Recently issued accounting pronouncements, not yet adopted

1.	In November 2023, the Financial Standards Accounting Board (FASB) issued Accounting Standards Update (ASU) 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for the Company’s annual periods beginning January 1, 2024, and for interim periods beginning January 1, 2025, with early adoption permitted.

The Company is currently evaluating the potential effect that the updated standard will have on the consolidated financial statement disclosures.

2.	In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topics 740): Improvements to Income Tax Disclosures” to expand the disclosure requirements for income taxes, specifically relating to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for the Company’s annual periods beginning January 1, 2025, with early adoption permitted.

The Company is currently evaluating the potential effect that the updated standard will have on the consolidated financial statement disclosures.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 3 - OTHER CURRENT ASSETS

	As of December 31,
	2023	2022

Prepaid expenses	$76	$32
Government authorities	40	15
Others	16	17
	$132	$64

NOTE 4 - PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2023	2022

Computers and peripheral equipment	$105	$95
Office furniture and equipment	42	42
	147	137
Less - accumulated depreciation	(128)	(122)
Total property and equipment, net	$19	$15

During the years ended December 31, 2023, 2022 and 2021, depreciation expenses were $6, $8 and $16, respectively.

NOTE 5 - INTANGIBLE ASSETS, NET AND GOODWILL

	As of December 31,
	2023	2022
Carrying amount:
Trade names	$201	$201
Internal-use software	233	-
	$434	$201
Accumulated amortization:
Trade names	$154	$134
	154	134

Intangible assets, net	$280	$67

During the years ended December 31, 2023, 2022 and 2021, amortization expenses were $20, $20 and $177, respectively.

As of December 31, 2023, the estimated future amortization expense of intangible assets is as follows:

2024	$97
2025	97
2026	86
$280

As of December 31, 2022, the Company performed an annual impairment analysis with respect to goodwill and due to continued losses, an impairment analysis was performed also with respect to the remaining balance of intangible assets. The analysis was based on valuation performed by management using the assistance of third-party appraiser by using the income approach. The significant assumptions used for the assessment were a discount rate of 25.3% and long-term growth rate of 3%. The measurement was classified at level 3 in the fair value hierarchy.

As of December 31, 2023, the annual impairment analysis was performed internally by the Company’s management by comparing the fair value market of the Company, which its operation represents a single reporting unit, to the carrying amount of the net assets allocated to the reporting unit.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 6 - LOANS, NET

A.	Loan and Security Agreements with Silicon Valley Bank

1.	On February 19, 2017, the Company and Beamr Inc. entered into a Loan and Security Agreement (the “2017 Loan Agreement”) with Silicon Valley Bank (the “SVB”), under which the Company had a right to borrow from SVB up to $3,000 bearing interest at a floating per annum rate equal to the Wall Street Journal Prime Rate plus 3.5% which shall be payable monthly.

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

In subsequent periods, the Loan was accounted for using the effective interest method over the Loan term, until its stated maturity.

To secure its obligations under the 2017 Loan Agreement, the Company provided a fixed and floating collateral on all its assets (including its intellectual property).

On April 15, 2020, the Company entered into deferral agreement with SVB in connection with the 2017 Loan Agreement under which the original monthly repayment date for the remaining principal due from May 2020 to October 2020 was extended by a period of 6-months commencing November 2020. However, management has determined that such modification of terms does not represent extinguishment of the original Loan, as the Loan before and after the modification was not considered as “substantially different” in accordance with the provisions of ASC 470-50.

On April 29, 2021 (the “Deferral Effective Date”), the Company entered into a second deferral agreement in connection with the straight loan made under the 2017 Loan Agreement with SVB, under which it was agreed that the original monthly repayment dates for the remaining balance of the principal due from May 2021 to October 2021 (amounting to $667 as of that date) shall be extended by a period of six months commencing November 2021. In consideration, the Company was required to (i) pay SVB a deferral facility fee equal to $50 which shall be fully earned at the Deferral Effective Date, and payable in 10 monthly equal installments over the period commencing April 29, 2021 through January 29, 2022 (the “Facility Fee”); (ii) reimburse SVB for all reasonable legal fees and expenses incurred in connection with the Deferral Agreement and (iii) issue SVB warrants to purchase 9,764 shares (the “2021 Warrant”) at an exercise price of $5.12 per share (subject to standard adjustments) over a period of 15-years at SVB’s discretion into either to Series C Convertible Preferred Shares or class of securities sold and issued by the Company in the next equity financing round (as determined in accordance with the warrant agreement for the 2021 Warrant (the “Warrant Agreement”)). If SVB exercises the 2021 Warrant and the Warrant Value (as defined in and determined in the Warrant Agreement) will be lower than an amount of $50 (the “Minimum Value”), then immediately following such exercise, the Company shall pay SVB an amount in cash equal to the difference between the Minimum Value and Warrant Value. The 2021 Warrant was issued on April 29, 2021.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 6 - LOANS, NET (Cont.)

A.	Loan and Security Agreements with Silicon Valley Bank (Cont.)

1.	(Cont.)

Upon the modification of the terms under the 2017 Loan Agreement, the Company has considered the provisions of ASC 470-50 “Debt - Modification or Extinguishment” (“ASC 470-50”), and based on such assessment, management has determined by using the assistance of a third-party appraiser that the fair value of the modified loan (including the Facility Fee) plus the fair value of the 2021 Warrant granted are considered as substantially different than the fair value of the original straight loan prior to the modification date. As per the provisions of ASC 470-50, it was determined that the modification represents an extinguishment of the original straight loan. Accordingly, the Company derecognized the remaining balance of the original straight loan in the total amount of $672 and recorded an amount of $712 which represented the fair value of the modified loan (including the Facility Fee) and the fair value of the issued 2021 Warrant in a total amount of $50 as non-current financial liability as their terms permit the holders to receive a variable number of Ordinary Shares upon exercise (and also subject to a minimum fair value mechanism). Changes in the estimated fair value of the 2021 Warrant are recognized each reporting period under Financing Expenses, net in the consolidated Statement of Operations and Comprehensive Loss, until the 2021 Warrant is exercised or expired, as earlier. See also Note 8 below.

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

On July 26, 2022, the 2022 Loan Agreement was terminated, and the related collateral was released.

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

On July 7, 2022 (the “Effective Date”), the Company entered into the Definitive Agreement with IBI Spikes Ltd. (the “IBI”), according to which the Company received an amount of NIS 3.1 million (approximately $900) (the “IBI Loan”). The Company granted IBI a right to receive consecutive monthly repayments equal to Net Cash Receipts multiplied by the Royalty Rate, as both defined in the Definitive Agreement, until such time as IBI receives an amount equal to NIS 4,172,760 (approximately $1.2 million) (the “Repayment Amount”) with any amount on account of the Repayment Amount which remains outstanding on the 42nd month anniversary of the later of (i) the Closing Date, and (ii) the last payment provided by IBI (the “Final Repayment Date”) to be paid to IBI at such time. Notwithstanding the above, Company’s minimum annual payment (i.e. principal and interest) during any Annual Calculation Period will not be less than the lower of (i) $330 and (ii) outstanding Repayment Amount in recent year.

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

In case the Company and/or its subsidiaries consummates a change of control, merger transaction, IPO (excluding an IPO on the Nasdaq) or sale of all or substantially all of assets (the “Exit Event”), the Company shall fully pay IBI the Repayment Amount or the Early Repayment Amount, as the case may be.

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

Upon making of the Payment Amount, the Company issued warrant to IBI to purchase 65,563 of (i) the most senior class of shares outstanding or (ii) Ordinary Shares in case of an exercise following to completion of an IPO transaction (the “Warrant Share”). The exercise price for each of the Warrant Share, shall be as follows:

1.	If financing round in consideration for an aggregate investment of at least $10,000 (including the Investment Amount and any additional amount provided to the Company under any additional AIA) (the “Qualified Financing”) occurs within 12 months following the Effective Date consummates, the exercise price for each Warrant Share, will be the price per share in such Qualified Financing, less a 20% discount and the shares type upon conversion of the Warrant Share shall have the same rights and preferences as attached to the shares issued to the investors in such Qualified Financing. If transactions consummated in such closings are not on the same terms and conditions and/or involve the issuance of more than one type of Company’s securities, then, the shares type upon conversion of the Warrant Share shall have the most favorable terms of such closing.

2.	If a Non-Qualified Financing occurs, IBI shall have the right but not the obligation to elect, by delivery of written notice to the Company no later than 30 days from the receipt of a written notice from the Company setting forth the terms and conditions of such Non-Qualified Financing, to determine that the exercise price for each Warrant Share, will be the price per share in such Non-Qualified Financing, less a 20% discount and the shares type upon conversion of the Warrant Share shall have the same rights and preferences as attached to the shares issued to the investors in such Non-Qualified Financing. If transactions consummated in such closings are not on the same terms and conditions and/or involve the issuance of more than one type of Company’s securities, then, the shares type upon conversion of the Warrant Share shall have the most favorable terms of such closing.

3.	In the event the Company has not consummated (a Qualified Financing or an Realization Event (as defined in the Definitive Agreement) within period of 12 months of the Effective Date of the Definitive Agreement, IBI shall have the right but not the obligation to elect, by delivery of written notice to the Company no later than 30-days from the receipt of a written notice from the Company, to determine that the exercise price for each Warrant Share will be based on Company value of $62,500 divided by the then fully diluted number of Company shares and the shares type upon conversion of the Warrant Share shall have the same rights of the Company’s most senior class of shares then outstanding.

4.	In the event of Realization Event, the exercise price for each Warrant Share will be the price per share in such Financing, less a 20% discount, and the shares type upon conversion of the Warrant Share shall have the Company’s Most Senior Shares, or Ordinary Shares in case the Realization Event is a qualified IPO in which the Company will raise at least $30,000.

Each Warrant Share is exercisable until the earlier of (a) M&A, (b) IPO, or (c) a 10-years period from the issuance date and shall be in customary form approved by IBI and shall contain standard and customary provisions.

As the exercise price of the Warrant Share will be determined based on the occurrence of one of the aforesaid trigger events, the Warrant Share was accounted for as a derivative financial liability. See also Note 8 and Note 17C2 below.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 6 - LOANS, NET (Cont.)

C.	Funding Agreement with IBI Spikes Ltd. (Cont.)

Pursuant to the above, at the Effective Date, management by assistance of third-party appraiser allocated the IBI Loan to identified components as follows:

As of Closing Date

Derivative warrant liability (see Note 8 below)	$88
Straight loan	812
Total gross consideration	$900

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

D.	The following tabular presentation reflects the reconciliation of the carrying amount of the Company’s loans during the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
	2023	2022	2021

Opening balance	$717	$508	$1,069
Consideration received from PPP Note	-	-	54
Net consideration allocated to IBI Loan	-	887	-
Recognition of fair value of derivative warrant liability	-	(88)	-
PPP Note forgiveness	-	-	(129)
Amortization of discount relating to straight loan	31	14	14
Accrued interest expenses relating to straight loan	129	77	5
Repayment of accrued interest relating to straight loan	(129)	(77)	(45)
Repayment of Facility Fee relating to straight loan	-	(10)	(40)
Repayment of principal relating to straight loans	(236)	(582)	(500)
Derecognition due to extinguishment of original straight loan	-	-	(672)
Recognition subsequent to substantial modification of terms	-	-	712
Exchange rate differences	(12)	(12)	-
Closing balance	$500	$717	$508

E.	Maturity dates of outstanding loans:

	As of December 31,
	2023	2022

First year (current maturities)	$330	$330
Second year	170	201
Third year	-	186
Closing balance	$500	$717

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 7 - OTHER CURRENT LIABILITIES

	As of December 31,
	2023	2022

Employees and payroll accruals	$279	$298
Accrued expenses (*)	179	85
Government authorities	-	42
	$458	$425

(*)	Including accrued interest relating to IBI Loan amounted to $8 and $11 as of December 31, 2023 and 2022, respectively. See also Note 13 below.

NOTE 8 - DERIVATIVE WARRANTS LIABILITIES

Until completion of the IPO transaction, the fair values of the 2021 Warrant and the Warrant Share were determined by the management with the assistance of an independent valuation firm by using the Hybrid Method by combining the OPM and an IPO scenario. Because there has been no public market for the Ordinary Shares, the Company’s management has determined fair value of the Ordinary Shares at the time of grant by considering several objective and subjective factors including data from other comparable companies, the lack of liquidity of share capital and general and industry specific economic outlook, amongst other factors. The fair value of the underlying Ordinary Shares was determined by management until such time as the Ordinary Shares are listed on an established stock exchange, national market system or other quotation system. Upon completion of the IPO, the fair values of the 2021 Warrant and the Warrant Share were determined internally by the management based on several assumptions by using Black-Scholes-Merton pricing model.

Through the reported periods, the estimated fair value of derivative financial liability for the 2021 Warrant has not exceeded the Minimum Value and thus was determined at $50.

Through December 31, 2022, the estimated fair value of derivative financial liability for the Warrant Share has not changed significantly. However, as of December 31, 2023, the fair value of derivative financial liability for the Warrant Share was estimated by the management in total amount of $22 by taking into consideration (i) the likelihood for occurrence of each of the trigger events as noted in Note 6C above and (ii) the reduction in the quoted price of the Ordinary Share. Consequently, during the year ended December 31, 2023, the Company recorded revaluation income amounted to $66 as a result of the change in the fair value of the derivative warrants liability (see also Note 13 below).

From the issuance date through December 31, 2023, neither of the 2021 Warrant or the Warrant Share was exercised. See also Note 17C2 below.

The following tabular presentation reflects the reconciliation of the fair value of derivative warrants liabilities during the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
	2023	2022	2021

Opening balance	$138	$50	$-
Recognition of fair value of 2021 Warrant issued upon substantial modification of terms (see Note 6A1)	-	-	50
Recognition of fair value of Warrant Share issued at Effective Date (see Note 6C)	-	88	-
Change in fair value of derivative warrant liability	(66)	-	-
Closing balance	$72	$138	$50

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 9 - CONVERTIBLE ADVANCE INVESTMENTS

On August 25, 2021 and August 6, 2019, the Company entered into separate Advance Investment Agreements (the “AIA”) with several of its then current shareholders (the “2021 AIA Investors”, “2019 AIA Investors” and together the “AIA Investors”) under which the Company raised an amount of $560 and $3,097, respectively, (together the “AIA Investment Amounts”) which is not interest bearing but is eligible for conversion into shares of the Company, based on the following terms:

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

In connection with the effectiveness of the Company’s initial public offering of its Ordinary Shares on the Nasdaq (see Note 11), the entire AIA Investment Amounts were automatically converted into Ordinary Shares at a conversion price equal to 80% of the initial public offering price of $4.00.

In addition to the mechanism for the repayment of the investment through shares, subject to the scenarios set out above, the AIA Agreements provide that upon the occurrence of certain bankruptcy related events, the Company would have been required to pay the AIA Investors in cash the amount of their original investment.

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

Upon the completion of the IPO (see Note 11 below), the AIA Investment Amounts were fully converted automatically to 1,142,856 Ordinary Shares at a conversion price of $3.2 which equals 80% of the public offering price in the IPO. During the period commencing January 1, 2023 through the closing date of the IPO, the Company recorded income amounted to $269 as result of changes in the fair value of the convertible advance investment (see also Note 13 below).

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 10 - COMMITMENTS

Lease commitments

A.	During the reported periods, the Company entered into several short-term agreements (of 12 months or less) for the renewal of a leasing of premises with the same unrelated party, the last of which was signed in August 2023 for a period commencing September 1, 2023 through August 31, 2024 for a monthly fee of NIS 25 thousand (approximately $7).

B.	During the reported periods, Beamr Imaging RU entered into several short-term agreements for renewal of a leasing of premises with the same unrelated party, the last of which was signed in September 2023 for the period commencing August 1, 2023 through June 30, 2024 for a monthly fee of Russian Ruble 222 (approximately $3).

As of December 31, 2023, the future minimum commitment under binding short-term operating lease agreements is as follows:

Lease of premises

2024	$70
$70

The lease payments under the binding agreement are associated with short-term operating leases of premises with a lease term of twelve months or less. As the Company elected the short-term recognition exemption (see also Note 2K), such leases are out of scope of ASC 842 “Leases”. Consequently, these payments are recognized on a straight-line basis as an operating expense in the Consolidated Statements of Operations and Comprehensive Loss.

During the years ended December 31, 2023, 2022 and 2021, the total lease expenses were $119, $119 and $115, respectively.

NOTE 11 - SHAREHOLDERS’ EQUITY (DEFICIT)

A.	Composition of shareholders’ equity (deficit):

	As of December 31, 2023		As of December 31, 2022
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Shares of NIS 0.05 par value:
Series Ordinary Shares	222,000,000	13,051,343	14,307,116	2,578,760
Series Convertible Ordinary 1 Shares	-	-	607,680	607,680
Series Convertible Ordinary 2 Shares	-	-	889,200	889,200
Series Convertible B Preferred Shares	-	-	2,047,200	2,047,200
Series Convertible B1 Preferred Shares	-	-	738,240	738,240
Series Convertible C Preferred Shares	-	-	3,410,564	2,928,960
Total	222,000,000	13,051,343	22,000,000	9,790,040

The Ordinary Shares confer upon the holders thereof all rights accruing to a shareholder of the Company, as provided in the Company’s Amended and Restated Articles of Association (the “Articles”), including, without limitation, the right to receive notices of, and to attend, all general meetings, the right to vote thereat with each Ordinary Share held entitling the holder thereof to one vote at all general meetings (and written actions in lieu of meetings), the right to participate and share on a per share basis in any distribution and in distribution of surplus assets and funds of the Company in the event of a liquidation event, and certain other rights as may be expressly provided for in the Articles or under the Israeli Companies Law 5759-2999. All Ordinary Shares rank pari passu amongst themselves for all intents and purposes, including, without limitation, in relation to the amounts of capital paid or credited as paid on their nominal value.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 11 - SHAREHOLDERS’ EQUITY (DEFICIT) (Cont.)

B.

On February 27, 2023, the Company announced the pricing of its IPO of 1,950,000 Ordinary Shares at a public offering price of $4.00 per share, for aggregate gross proceeds of $7,800 prior to deducting underwriting discounts and other offering expenses. In addition, the Company granted to the underwriters (i) warrants to purchase up to 97,500 Ordinary Shares at an exercise price of $5.00 per Ordinary Share over a period of 5-years commencing August 26, 2023 (see also Note 17C1 below) and (ii) a 45-day option to purchase up to an additional 292,500 Ordinary Shares at the public offering price less discounts, to cover over-allotments. The over-allotment option was not exercised and expired in April 2023.

Direct and incremental costs incurred related to the IPO amounted to $1,418 (including capitalized deferred offering costs amounted to $313).

The Ordinary Shares began trading on the Nasdaq Capital Market under the ticker symbol “BMR” on February 28, 2023. The IPO closed on March 2, 2023.

Following completion of the IPO, the following occurred -

1.	The holders of all shares with preferences over Ordinary Shares (i.e. Convertible Preferred Shares and Convertible Ordinary 1 and 2 Shares) voluntary effected a conversion of all such shares into 7,211,280 Ordinary Shares.

2.	The Company’s authorized share capital increased from 22,000,000 to 222,000,000.

3.	A reverse share split of all outstanding Ordinary Shares of the Company was effected at a ratio of 5:1 so that each 5 ordinary shares, nominal value NIS 0.01 per share, was consolidated into 1 Ordinary Share, nominal value NIS 0.05 per share, (the “Reverse Share Split”). For accounting purposes, following the completion of the IPO transaction, all shares, options and warrants to purchase Ordinary Shares and loss per share amounts have been adjusted to give retroactive effect to the Reverse Share Split for all periods presented in these consolidated financial statements. Any fractional shares resulting from the Reverse Share Split were rounded up to the nearest whole share.

4.	Automatic conversion of all outstanding Convertible Advance Investment amounts in the nominal value of $3,657 to 1,142,856 Ordinary Shares at a conversion price of $3.2 which equals 80% of the public offering price in the IPO. During the period commencing January 1, 2023 through the closing date of the IPO, the Company recorded income amounting to $269 as result of changes in the fair value of the convertible advance investment (see Note 9 above and Note 13 below).

5.	A down round protection feature of certain warrants granted in previous years to SVB was triggered by way of reduction of their exercise price from $5.12 to a price of $4.00, which represented the public offering price in the IPO. Such reduction was accounted for as deemed dividend estimated at total amount of $7 thousand, which was recorded as part of the additional paid-in capital versus increase of accumulated deficit. Regarding the effect of the loss per share, see also Note 2X above.

6.	Each of the member of the Company’s board of directors (the “Board of Directors”) (except the Company’s current chief executive officer (the “Founder”), who also serves as the chairman of the Board of Directors) was entitled, inter alia, to receive options to purchase 19,000 Ordinary Shares at an exercise price of $4.00 with a vesting schedule on a monthly basis over a 36-month period commencing the listing date of the Company’s Ordinary Shares on the Nasdaq.

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

The Plan permits the grant of up to 2,069,280 share Ordinary Shares subject to adjustments set in the Plan. As of December 31, 2023, considering the effect of previously exercised share options, there were 462,706 Ordinary Shares available for future issuance under the Plan.

The following table presents the Company’s share option activity for employees and members of the Board of Directors of the Company under the Plan for the years ended December 31, 2023, 2022 and 2021:

	Number of Share	Weighted Average Exercise Price	Weighted average remaining contractual	Intrinsic value
	Options	$	life (years)	$

Outstanding as of December 31, 2020	1,254,000	1.70	6.12	125
Granted	214,688	2.05	9.64
Forfeited or expired	(101,520)	1.80	-
Outstanding as of December 31, 2021	1,367,168	1.75	5.72	4,860
Exercisable as of December 31, 2021	927,988	1.60	4.25	3,429

	Number of Share	Weighted Average Exercise Price	Weighted average remaining contractual	Intrinsic value
	Options	$	life (years)	$

Outstanding as of December 31, 2021	1,367,168	1.75	5.72	4,860
Granted	286,875	1.83	-	-
Forfeited or expired	(83,052)	1.45	-	-
Outstanding as of December 31, 2022	1,570,991	1.78	4.97	2,435
Exercisable as of December 31, 2022	1,048,297	1.70	3.2	1,677

	Number of Share	Weighted Average Exercise Price	Weighted average remaining contractual	Intrinsic value
	Options	$	life (years)	$

Outstanding as of December 31, 2022	1,570,991	1.78	4.97	2,435
Granted	151,600	2.88	-	-
Exercised	(168,447)	0.29	-	-
Forfeited or expired	(258,777)	1.81	-	-
Outstanding as of December 31, 2023	1,295,367	2.09	6.04	84
Exercisable as of December 31, 2023	863,616	2.07	4.70	84

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

The outstanding and exercisable share options as of December 31, 2023 have been separated into ranges of exercise prices, as follows:

Exercise price	Share options outstanding as of December 31, 2023	Weighted average remaining contractual term (years)	Share options exercisable as of December 31, 2023	Weighted average remaining contractual term (years)

0.00	22,005	3.61	22,005	3.61
1.14	166,080	3.01	166,080	3.01
1.48	50,000	9.70	-	-
1.67	43,200	1.21	43,200	1.21
1.74	12,800	9.30	1,600	9.30
1.83	765,079	6.96	468,858	6.02
2.79	6,400	9.59	-
3.2	25,002	7.65	14,064	7.65
3.79	60,000	0.59	60,000	0.59
4.00	76,000	9.18	19,008	9.18
4.17	28,800	2.03	28,800	2.03
5.12	40,000	5.54	40,000	5.54
	1,295,367		863,616

On November 22, 2023, the Company’s Board of Directors approved the extension of contractual life of 167,760 options which were previously granted to certain employees by an additional 3 years. The Company accounted for the extension of the options’ contractual life pursuant to ASC 718 as a modification. Accordingly, additional compensation of $46 was calculated as the fair value of the modified awards in excess of the fair value of the original awards measured immediately before its terms had been modified based on current circumstances and recorded incremental fair value as an immediate or future expense based on the vesting schedule of the relevant options.

The weighted average grant date fair value of share options granted during the years ended December 31, 2023, 2022 and 2021 was $1.66, $0.51 and $0.44 per share option, respectively.

During the year ended December 31, 2023, 168,447 share options were exercised for a total amount of $49. During the years ended December 31, 2022 and 2021, share options have not been exercised into Ordinary Shares.

The following table presents the assumptions used to estimate the fair values of the share options granted in the reported periods presented:

	Year ended December 31
	2023	2022	2021

Volatility (%)	60.48%-61.49%	61.49%	64.75%
Risk-free interest rate (%)	3.7%-4.3%	3.64%-3.85%	0.09%
Dividend yield (%)	-	-	-
Expected life (years)	6.25	6.25	6.25
Exercise price ($)	1.48-4.00	1.83	1.80-3.20
Share price ($)	1.48-3.73	3.30	3.20

As of December 31, 2023, there was $841 of unrecognized compensation expense related to unvested share options. The Company recognizes compensation expense on a straight-line basis over the requisite service periods, which results in a weighted average period of approximately 1.33 years over which the unrecognized compensation expense is expected to be recognized.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 12 - SHARE OPTIONS (Cont.)

The total compensation cost related to all of the Company’s equity-based awards recognized during the years ended December 31, 2023, 2022 and 2021 was comprised as follows:

	Year ended December 31
	2023	2022	2021

Research and development	$216	$144	$94
Sales and marketing	41	49	45
General and administrative	106	29	18
	$363	$222	$157

NOTE 13 - FINANCING EXPENSES (INCOME), NET

	Year ended December 31
	2023	2022	2021

Change in fair value of convertible advance investment (see Note 9)	$(269)	$70	$288
Change in fair value of derivative warrant liability (see Note 8)	(66)	-	-
Amortization of discount and accrued interest relating to straight loan received from commercial banks (see Note 6 and Note 7)	157	102	59
Modification of terms relating to straight loan (see Note 6A1)		-	90
Change in estimation of maturity date of liability to controlling shareholder (see Note 14)	12	-	-
Amortization of discount relating to liability to controlling shareholder (see Note 14)	48	40	-
Interest on bank deposits	(97)	-	-
Exchange rate differences and other finance expenses	(7)	(47)	38
	$(222)	$165	$475

NOTE 14 - RELATED PARTIES TRANSACTIONS

The liability to controlling shareholder derives from a service agreement with the Company’s Founder under which the Company receives consulting services on recurring basis from the Founder as Chief Executive Officer indirectly through an entity controlled by the Founder (the “Service Provider”) for total current monthly gross amount of NIS 45 thousand. On March 14, 2022, the Company’s shareholders approved, among other matters, to renew the service agreement with the Founder for a period ending December 31, 2025.

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

Since the liability towards the Founder was considered as free interest loan which did not represent the applicable rate of risk for the Company, the aforesaid addendum was accounted for as a capital contribution from a controlling shareholder. Thus, the liability towards the Founder was measured at fair value based on future cash payments discounted using an interest rate of 15.45% which represented the applicable rate of risk for the Company, as determined by management using the assistance of third-party appraiser. As a result, the Company recorded a discount on the balance of liability towards the Founder in total amount of $112 against additional paid-in capital (including in respect to amounts due for services period through fiscal year for 2022). Discount expenses are recorded over the economic life of the loan based on the effective interest rate method.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 14 - RELATED PARTIES TRANSACTIONS (Cont.)

As of December 31, 2022, management has updated the repayments schedule of the obligation based on its current projection of the availability of funds. Accordingly, the obligation was expected to be repaid over the following 24-months period. However, upon completion of the IPO (see also Note 11 above), the Commencement Date was determined to be the pricing date of the IPO (February 27, 2023) under which the liability in nominal amount of NIS 1,710 thousand (approximately $462) will be paid in 18 equal monthly installments.

The following tabular presentation reflects the reconciliation of the carrying amount of the Company’s Liability to controlling shareholder, net during the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
	2023	2022	2021

Opening balance	$388	$345	$168
Accrued liability in respect to additional services rendered	25	115	177
Recognition of capital contribution from a controlling shareholder		(112)	-
Repayment of liability to controlling shareholder	(258)
Amortization of discount relating to liability to controlling shareholder	48	40	-
Change in estimation of maturity date of liability to controlling shareholder	12	-	-
Exchange rate differences	(16)	-	-
Closing balance	$199	$388	$345

Maturity dates:

	As of December 31,
	2023	2022

First year (current maturities)	$199	$126
Second year	-	262
Closing balance	$199	$388

The Company allocated the expenses related to the above service agreement and addendum as follows:

	Year ended December 31
	2023	2022	2021

Research and development	$36	$42	$44
Sales and marketing	36	42	44
General and administrative	74	83	89
	$146	$167	$177

The allocation was done based on the management estimation to reflect the contribution to the related activity.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 15 - TAXES ON INCOME

A.	Israeli taxation:

Taxable income of the Company is subject to the Israeli corporate tax at the rate of 23%.

As of December 31, 2023, the Company has net operating losses and capital losses carryforward for Israeli income tax purposes of approximately $29,146 and $397 respectively, which can be offset against future taxable income for an indefinite period of time.

The Company has final (considered final) tax assessments through the 2018 tax year.

B.	Foreign entities:

1.	Beamr Inc. is taxed under United States federal and state tax rules. Income tax is calculated based on a U.S. federal tax rate of 21%.

Beamr Inc. have not received final tax assessments for the tax years ended December 31, 2020 through 2023.

2.	Beamr Imaging RU is taxed under the Russian tax code at the rate of 0% (Clause 1.15 of Article 284 of the Tax Code of the Russian Federation, with changes provided by Federal Law No. 321-FZ of 14.07.2022).

Beamr Imaging RU have not received final tax assessments for the tax years ended December 31, 2021 through 2023.

C.	Taxes on income are comprised from taxes incurred as result of (i) withholding tax deducted at source in accordance with U.S. - Israel tax treaty related to selling of software, (ii) implementation of the intercompany agreement between the Company and Beamr Inc. for conducting reseller services and implementation of the intercompany agreement between the Company and Beamr Imaging RU for conducting research and development services on behalf of the Company (see also Note 1B) and (iii) tax assets write off.

D.	Loss (income) before taxes on income consists of the following:

	Year ended December 31
	2023	2022	2021

Domestic	$714	$1,293	$1,104
Foreign operations (Beamr Inc and Imaging RU)	(58)	(97)	(204)
	656	1,196	900

E.	Deferred income taxes reflect the net tax effects of net operating loss and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	As of December 31
Composition of deferred tax assets:	2023	2022

Net operating loss and capital losses carry-forward	$6,704	$6,343
Research and development credits	397	438
Vacation accrual	44	48
Net deferred tax asset before deferred tax liabilities and valuation allowance	7,145	6,829

Valuation allowance	(7,145)	(6,829)
Net deferred tax assets	$-	$-

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a full valuation allowance as of December 31, 2023 and 2022.

F.	During the years ended December 31, 2023, 2022 and 2021, the main reconciling item between the statutory tax rate of the Company (as noted in Note 15A) and the effective tax rate at the rate of 5.9%, 4.4% and 5.8%, respectively, is mainly the recognition of valuation allowance in respect of deferred taxes relating to accumulated net operating losses carried forward and other permanent and temporary differences due to the uncertainty of the realization of such deferred taxes and withholding taxes that were deducted by the Company’s customers.

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

B.	Revenues by geographic region are as follows:

	Year ended December 31
	2023	2022	2021

United States	$2,089	$2,134	$2,597
Israel	66	22	101
Rest of the world	754	707	602
	$2,909	$2,863	$3,300

Revenues were attributed to countries based on customer location.

C.	Long-lived assets, net, by geographic areas:

	As of December 31,
	2023	2022

Israel	$14	$12
United States	-	1
Russia	5	2
	$19	$15

Such balance is comprised of property and equipment that are attributed to the geographic area in which they are located or originated, as applicable.

D.	Major customers

During the years ended December 31, 2023, 2022 and 2021, the Company had one customer which accounted for 26%, 26% and 23% of the Company’s total revenues, respectively. In addition, the Company had several customers, which accounted for in aggregate 81% of the Company’s total trade receivables as of December 31, 2023 and 2022.

E.	Major product lines and services and timing of revenue recognition

In the following table, revenue is disaggregated by primary major product lines and services, and timing of revenue recognition for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
	2023	2022	2021
Software license:
Perpetual based software license - transferred at a point of time	$886	$1,068	$1,156
Term-based software license - transferred at a point of time	1,844	1,630	2,032
Total software license (*)	$2,730	$2,740	$3,188
PCS services transferred over a period of time	120	123	112
Web advertising at a point of time upon clicks	59	42	-
	$2,909	$2,863	$3,300

(*)	Revenue recognized from sales-based software license was $53, $48 and $45 during the years ended December 31, 2023, 2022 and 2021, respectively (see also Note 2O).

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 17 - SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the consolidated financial statements were issued. Based upon this review, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statements, except as disclosed below.

A.	Launch of cloud-based SaaS solution

On February 20, 2024, the Company launched its next generation product, a cloud-based SaaS solution that aims to simplify video processing and make it accessible and affordable to everyone.

B.	Completion of underwritten U.S. public offering

On February 15, 2024, the Company completed an underwritten U.S. public offering under which the Company received gross proceeds of approximately $12,000, before deducting underwriting discounts and offering expenses, for issuance of 1,714,200 Ordinary Shares at a public offering price of $7.00 per Ordinary Share. In addition, the Company granted the underwriter (i) a 45-day option to purchase up to an additional 257,100 Ordinary Shares to cover over-allotments at the public offering price to cover over-allotments and (ii) a warrant for the purchase of up to 98,565 Ordinary Shares, at an exercise price of $8.75 per Ordinary Share over a period of 5-years commencing August 10, 2023.

On February 13, 2024, the over-allotment option was fully exercised by the underwriter for additional gross proceeds of approximately $1,800, before deducting underwriting discounts.

Upon satisfaction of customary closing conditions, the offering closed on February 15, 2024.

C.	Partial cashless exercise of warrants

1.

During the period commencing January 1, 2024 through the filing date of these consolidated financial statements, the Company issued 63,931 Ordinary Shares upon partial cashless exercise of warrant granted to the underwriter through the IPO (see also Note 11B above).

2.	On February 22, 2024, a written notice was received by the Company from IBI under which the exercise price of the Warrant Share granted to IBI was determined at a fixed amount of $3.67 per Ordinary Share. In addition, on the same date, the Company issued 15,595 Ordinary Shares upon partial cashless exercise of Warrant Share granted to IBI (see also Note 6C above).