Form 20-F
period 2024-12-31
Beamr Imaging Ltd.
filed 2025-03-04
CIK 1899005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2024: 15,518,794 ordinary shares.

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

Yes ☐  No ☒

i

INTRODUCTION

We are a leading innovator of video encoding, transcoding and optimization solutions that enable high-quality, high-performance, and unmatched bitrate efficiency for video and images. With our Emmy®-winning patented technology and award-winning services, we help our customers realize the potential of video encoding and media optimization to address business-critical challenges. Our customers include tier one over-the-top, or OTT, content distributors, video streaming platforms, and Hollywood studios who rely on our suite of products and expertise to reduce the cost and complexity associated with storing, distributing and monetizing video and images across devices.

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

We currently license two core video and image compression products that help our customers use video and images to further their businesses in meaningful ways: (1) a suite of video compression software encoder solutions including the Beamr 4 H.264 encoder, Beamr 4X H.264 content adaptive encoder, Beamr 5 HEVC encoder and the Beamr 5X HEVC content adaptive encoder and (2) Beamr JPEGmini photo optimization software solutions for reducing JPEG file sizes,

In February 2024, we launched Beamr Cloud, our video Software-as-a-Service, or SaaS, solution. It is a cloud based CABR solution, accelerated by NVIDIA graphics processing units, or GPUs. We launched Beamr Cloud, and are constantly exploring ways to improve it, to allow end-users from emerging markets to enjoy significant storage and networking cost savings, by 30%-50%. Our service also enables easy-to-use, efficient and scalable upgrade of video libraries to advanced video formats (codec modernization).

Our Cloud Video SaaS was initially operating over and integrated with Amazon Web Services, or AWS. In February 2025, Beamr Cloud also joined the AWS ISV Accelerate program, a global co-sell initiative for AWS partners, while demonstrating strong alignment with AWS’s go-to-market strategies and initiatives. Before that, in June 2024, Beamr Cloud achieved Powered by Expertise and became available in the Oracle Cloud Marketplace for Oracle Cloud Infrastructure, or OCI, customers, with plans to extend our services to other cloud platforms.

In July 2024, Beamr Cloud was integrated with its first AI capability to allow for automatic caption and transcription generation for videos in multiple languages. Since then, we have invested significant efforts in augmenting our service with more capabilities, to address the specific needs of customers in markets such as media and entertainment, user-generated content, autonomous vehicles, machine learning and more, all of which rely on video as a core component of their business operations and can benefit from our offering of GPU-accelerated, high-quality and AI-driven video pipelines, whether deployed via cloud platforms such as AWS and OCI, private cloud environments for enterprises, or on-premises infrastructure. During the second half of 2024, we incorporated additional customer feedback by enhancing Beamr Cloud’s core functionality, making it ready for adoption at scale, which includes giving users more control over the compression process using custom presets and adding packaging for streaming.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our business, development and operating goals and strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time;

●	our future business development, financial condition and results of operations;

●	the commercialization and market acceptance of our current and future products;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our relationships with customers, business partners and strategic partners;

●	our dependence on and the success of our strategic relationships with third parties and service providers;

●	the trends in, expected growth in and market size of the global image and video storage, video streaming, and public cloud video storage industries;

●	our estimates of, and future expectations regarding, our market opportunity;

●	our ability to maintain and enhance our market position;

●	our ability to attract customers, grow our retention rates, expand usage and sell subscription plans;

●	our ability to continue to develop new technologies and/or upgrade our existing technologies;

●	our ability to ensure that our SaaS solution interoperates with a variety of software and hardware applications that are developed by third parties;

●	competitive environment and landscape and potential competitor behavior in our industry and the overall outlook in our industry;

●	our ability to maintain the security and availability of our products and solutions and to maintain privacy, data protection and cybersecurity;

●	our plans and ability to obtain or protect intellectual property rights, or to obtain, maintain, protect and enforce sufficiently broad intellectual property rights therein, including extensions of patent terms where available and our ability to avoid infringing the intellectual property rights of others;

●	the need to hire additional personnel and our ability to attract, train and retain such personnel;

●	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

●	the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future development and operating expenses and capital expenditure requirements;

●	risks related to our international operations and our ability to expand our international business operations;

●	changes in applicable tax law, the stability of effective tax rates and adverse outcomes resulting from examination of our income or other tax returns;

●	the effects of currency exchange rate fluctuations on our results of operations;

●	risks related to unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk;

●	our ability to generate revenue and profit margin under our collaboration with third parties and anticipated contracts which is subject to certain risks; and

●	security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel.

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

Our fiscal year ends on December 31 of each year. Our most recent fiscal year ended on December 31, 2024.

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

“ML” Machine learning is a field of study in artificial intelligence concerned with the development and study of statistical algorithms that can learn from data and generalize to unseen data, and thus perform tasks without explicit instructions.

“OTT” means over-the-top which is a means of providing television and film content over the internet at the request and to suit the requirements of the individual consumer. Services like Netflix and Paramount are video OTT services.

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

We have incurred losses in each year since our incorporation in 2009, including net losses of $3.3 million, $0.7 million and $1.2 million in the years ended December 31, 2024, 2023 and 2022. As a result, we had an accumulated deficit of $35 million and $31.7 million as of December 31, 2024 and 2023, respectively. We intend to continue to expend substantial financial and other resources on, among other things:

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

On July 7, 2022, we entered into a funding agreement with IBI Spikes, Ltd., or IBI, providing for a loan in the amount of NIS 3.1 million (approximately $0.9 million) and the issuance of 65,562 warrants to purchase ordinary shares. During 2024, we issued 31,189 ordinary shares to IBI upon cashless exercises of their warrants. As of December 31, 2024, the remaining loan to IBI was NIS 0.91 million (approximately $0.25 million). See “Item 5.B—Operating and Financial Review and Prospects—Liquidity and Resources—IBI Spikes Loan”.

If we cannot generate sufficient cash flow from operations to service our debt, we may need to further refinance our debt, dispose of assets or issue additional equity to obtain necessary funds. We do not know whether we will be able to do any of this on a timely basis, on terms satisfactory to us, or at all. Our indebtedness could have important consequences, including:

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

Our current product line has up until recently been mainly geared to the high end, high quality media customers and we count among our customers Netflix, Paramount, Snapfish, Deluxe and other leading media companies using video and photo solutions.  This product line involves high cost and complexity of deploying our existing software solutions and the long sales lead times.

In order to grow our business, in 2019, we resolved to build a lower cost offering which requires hardware acceleration and started to integrate with hardware encoders. In the first quarter of 2020, we introduced our first proof of concept results with Intel’s GPU. Then, we made a strategic decision to focus our resources on the development and commercialization of our next-generation product, the Beamr Cloud, a SaaS solution that is designed, based on our own internal testing, to provide up to 10x cost-effective video optimization than existing solutions to an industry agnostic target market. In February 2024, we launched our SaaS solution, which was initially operating over and integrated with AWS. In February 2025, Beamr Cloud also joined the AWS ISV Accelerate program, a global co-sell initiative for AWS partners, while demonstrating strong alignment with AWS’s go-to-market strategies and initiatives. In June 2024, Beamr Cloud achieved Powered by Expertise and became available in the Oracle Cloud Marketplace for OCI customers, and in July 2024, Beamr Cloud was integrated with its first AI capability to allow for automatic caption and transcription generation for videos in multiple languages, with plans to offer additional features and capabilities and to extend to other cloud platforms. This change in strategy and these efforts may prove more expensive than we currently anticipate, or may require longer development and deployment times, and we may not succeed in further developing and commercializing our SaaS solution sufficiently, or at all.

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

Until recently, our current business was based on software licensing and is not capital intensive, usually paid for by our customers upfront on an annual basis. Our new product offering, the Cloud, a SaaS solution, which has been deployed on AWS and Oracle, and we plan to continue to be deploy on additional cloud platforms (e.g., Azure, and Google Cloud Platform or GCP) and is a volume-based solutions. Future payments that we will make to cloud platforms and payments we will receive from customers are hard to predict and will be based on different terms and conditions. We may also be at risk if there will be gaps between account receivables and account payables. In addition, attracting new customers to our SaaS offering may involve evaluation processes that prospects may not be willing to cover before experiencing satisfying results with our products and services, while we will continue to accrue cloud platform service costs.

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

Our results of operations, including our revenue, cost of revenue, gross margin, operating expenses, cash flow, and deferred revenue, have fluctuated from quarter to quarter and year to year in the past and may continue to vary significantly in the future so that period-to-period comparisons of our results of operations may not be meaningful. In addition, our future cloud-based SaaS revenues will have lower gross margins than our legacy software licensing revenues due to the associated cloud costs for processing. Accordingly, our financial results in any one quarter should not be relied upon as indicative of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control, may be difficult to predict, and may not fully reflect the underlying performance of our business. Factors that may cause fluctuations in our quarterly financial results include:

●	our ability to attract new customers and increase revenue from our existing customers;

●	the loss of existing customers;

●	customer satisfaction with our products, solutions, platform capabilities and customer support;

●	the commercialization and market acceptance of our current and future products;

●	mergers and acquisitions or other factors resulting in the consolidation of our customer base;

●	mix of our revenue;

●	our ability to gain new partners and retain existing partners;

●	fluctuations in share-based compensation expense;

●	decisions by potential customers to purchase competing offerings or develop in-house technologies and solutions as alternatives to our offerings;

●	changes in the spending patterns of our customers;

●	the amount and timing of operating expenses related to the maintenance and expansion of our business and operations, including investments in research and development, sales and marketing, and general and administrative resources;

●	network outages;

●	developments or disputes concerning our intellectual property or proprietary rights, our products and services, or third-party intellectual property or proprietary rights;

●	negative publicity about our company, our offerings or our partners, including as a result of actual or perceived breaches of, or failures relating to, privacy, data protection or data security;

●	the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies;

●	general economic, industry, and market conditions;

●	the impact any pandemic, epidemic, outbreak of infectious disease or other global health crises on our business, the businesses of our customers and partners and general economic conditions;

●	the impact of political uncertainty or unrest;

●	changes in our pricing policies or those of our competitors;

●	fluctuations in the growth rate of the markets that our offerings address;

●	seasonality in the underlying businesses of our customers, including budgeting cycles, purchasing practices and usage patterns;

●	the business strengths or weakness of our customers;

●	our ability to collect timely on invoices or receivables;

●	the cost and potential outcomes of future litigation or other disputes;

●	future accounting pronouncements or changes in our accounting policies;

●	our overall effective tax rate, including impacts caused by any reorganization in our corporate tax structure and any new legislation or regulatory developments;

●	our ability to successfully expand our business in the United States and internationally;

●	fluctuations in foreign currency exchange rates; and

●	the timing and success of new products and solutions introduced by us or our competitors, or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or partners.

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

Our future success is dependent on our ability to establish and maintain successful relationships with a diverse set of customers. We currently derive a significant portion of our revenue from a limited number of our customers. For the years ended December 31, 2024 2023 and 2022, our top ten customers in the aggregate accounted for approximately 68%, 67% and 61% of our revenues, respectively.

Until we can derive significant revenue from the Beamr Cloud, we expect to continue to derive a significant portion of our revenue from a limited number of customers in the future and, in some cases, the portion of our revenue attributable to individual customers may increase. The loss of one or more significant customers or a reduction in the amount of revenue we derive from any such customer could significantly and adversely affect our business, financial condition and results of operations. Customers may choose not to renew their contracts or may otherwise reduce the breadth of the offerings which they purchase for any number of reasons. We are also subject to the risk that any such customer will experience financial difficulties that prevent them from making payments to us on a timely basis or at all.

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

While there are several companies offering video compression solutions such as MainConcept, Ateme, Visionular and open source (x264/x265), we believe there is currently no direct competitor with our content-adaptive video compression solutions. There are companies that offer software solutions for video optimization such as Harmonic and Elemental, and other companies offering storage optimization (but not involving video technologies) such as EMC and Seagate. In addition, for our quality measure, some of our current competitors include SSIMWave (SSIMPlus), Apple (AVQT), Google (YouVQ) and open source (VMAF). We operate in a highly specialized area that is evolving very quickly with rapid developments. In the future, competitors could develop products or solutions that compete with our video compression solutions. For example, the public cloud platforms such as AWS, Azure, OCI, and GCP could in the future develop their own video optimization hardware accelerated solutions.

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

We currently depend on various third parties for some of our software development efforts, quality assurance, operations, and customer support services. Our dependence on third-parties creates a number of risks, in particular, (i) the risk that we may not maintain development quality, control, or effective management with respect to these business operations; (ii) such third parties may not perform to our standards or legal requirements; (iii) such third parties may not produce reliable results; (iv) such third parties may not perform in a timely manner; (v) such third parties may not maintain confidentiality of our proprietary information; (vi) disputes may arise with respect to ownership of rights to technology developed with our partners; and (vii) disagreements could cause delays in, or termination of, the research, development or commercialization of our products or result in litigation or arbitration.

Moreover, some third parties are located in markets subject to political and social risk, corruption, violence, infrastructure problems and natural disasters, in addition to country-specific privacy and data security risk given current legal and regulatory environments. Failure of third parties to meet their contractual, regulatory, and other obligations may materially affect our business.

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

Our products and services address the needs of customers and end users around the world, and we see continued international expansion as a significant opportunity. For the years ended December 31, 2024, 2023 and 2022, we generated approximately 30%, 28% and 25% of our revenue, respectively, from customers outside the United States. Our customers, end users, employees and partners are located in a number of different jurisdictions worldwide, and we expect our operations will become increasingly global as our business continues to grow. Our current international operations involve, and future initiatives will also involve, a variety of risks, including:

●	unexpected changes in practices, tariffs, export quotas, custom duties, trade disputes, tax laws and treaties, particularly due to economic tensions and trade negotiations or other trade restrictions;

●	different labor regulations, especially in the EU, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;

●	exposure to many evolving stringent and potentially inconsistent laws and regulations relating to privacy, data protection, and information security, particularly in the EU;

●	changes in a specific country’s or region’s political or economic conditions;

●	risks resulting from any pandemic, epidemic or outbreak of infectious disease, including uncertainty regarding what measures the U.S. or foreign governments will take in response;

●	risks resulting from changes in currency exchange rates;

●	challenges inherent to efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs;

●	difficulties in maintaining our corporate culture with a dispersed workforce;

●	risks relating to the implementation of exchange controls, including restrictions promulgated by the United States Department of the Treasury’s Office of Foreign Assets Control, or OFAC, and other similar trade protection regulations and measures in the United States or in other jurisdictions;

●	reduced ability to timely collect amounts owed to us by our customers in countries where our recourse may be more limited;

●	slower than anticipated availability and adoption of cloud infrastructures by international businesses, which would increase our on-premise deployments;

●	limitations on our ability to reinvest earnings from operations derived from one country to fund the capital needs of our operations in other countries;

●	limited or unfavorable—including greater difficulty in enforcing—intellectual property protection; and

●	exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, and similar applicable laws and regulations in other jurisdictions.

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

Inflation in Israel compounds the adverse impact of a devaluation of the NIS against the U.S. dollar by further increasing the amount of our Israeli expenses. Israeli inflation may also (in the future) outweigh the positive effect of any appreciation of the U.S. dollar relative to the NIS, if, and to the extent that, it outpaces such appreciation or precedes such appreciation. The Israeli rate of inflation did not have a material adverse effect on our financial condition during the years ended December 31, 2022, 2023 and 2024. Given our general lack of currency hedging arrangements to protect us from fluctuations in the exchange rates of the NIS or the RUB in relation to the U.S. dollar (and/or from inflation of such non-U.S. currencies), we may be exposed to material adverse effects from such movements. We cannot predict any future trends in the rate of inflation in Israel or in Russia or the rate of devaluation (if any) of the U.S. dollar against the NIS or the RUB.

In particular, due to the Russian invasion of Ukraine, there has been significant currency rate fluctuations between the U.S. dollar and RUB. We cannot predict any future exchange-rate fluctuations and future trends in the rate of inflation in Israel and Russia and our ability to hedge our exposure to currency exchange rate fluctuations may be limited.

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

Our business depends on the economic health of the global economies. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflicts, such as the war between Russia and Ukraine and the security situation in Israel, terrorism or other geopolitical events, our business, operating results and financial condition may be materially adversely affected. Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages and constrained capital spending have at times in the past resulted, and may in the future result, in challenging and delayed sales cycles, slower adoption of new technologies and increased price competition, and could negatively affect our ability to forecast future periods, which could result in an inability to satisfy demand for our products and a loss of market share.

In addition, increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

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

Scrutiny of sustainability and environmental, social, and governance, or ESG, initiatives could increase our costs or otherwise adversely impact our business.

Public companies have recently faced scrutiny related to ESG practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants and other stakeholder groups. Such scrutiny may result in increased costs, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition or results of operations. If our ESG practices and reporting do not meet investor or other stakeholder expectations, we may be subject to investor or regulator engagement regarding such matters. Our failure to comply with any applicable ESG rules or regulations could lead to penalties and adversely impact our reputation, access to capital and employee retention. Such ESG matters may also impact our third-party contract manufacturers and other third parties on which we rely, which may augment or cause additional impacts on our business, financial condition, or results of operations.

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

Any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may require us to do one or more of the following:

●	cease selling or using offerings that incorporate or are otherwise covered by the intellectual property rights that we allegedly infringe, misappropriate or otherwise violate;

●	make substantial payments for legal fees, settlement payments or other costs or damages, including potentially treble damages if we are found liable for willful infringement;

●	obtain a license to sell or use the relevant technology, which may not be available on reasonable terms or at all, may be non-exclusive and thereby allow our competitors and other parties access to the same technology, and may require the payment of substantial licensing, royalty or other fees; or

●	redesign the allegedly infringing offerings to avoid infringement, misappropriation or other violation, which could be costly, time-consuming or impossible.

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

We incorporate artificial intelligence into our product. This technology is new and developing and may present both compliance and reputational risks.

We rely on AI algorithms and models in the operation of Beamr Cloud. The AI models that we use are trained using various data sets. If our AI models are incorrectly designed or implemented or do not receive pictures or visual data, they may produce inaccurate or unreliable results, negatively impacting the performance and reliability of Beamr Cloud. The effectiveness of our AI models depends on the quality and completeness of the data used for training. If the data is incomplete, inadequate, or biased, it could lead to suboptimal model performance, impairing the functionality of Beamr Cloud. Any malfunction or unexpected behavior in our AI-driven systems could disrupt our operations, leading to increased downtime and higher maintenance costs for our customers, and potential loss of revenue. Additionally, failures in the performance of our AI models could damage our reputation, erode customer trust, and result in loss of business and negative publicity.

In addition, Beamr Cloud uses AI and automated decision making technologies, including artificial intelligence and machine learning algorithms, and we are making significant investments to continuously improve the use of such technologies. There are significant risks involved in developing, maintaining and deploying AI and automated decision making technologies and there can be no assurance that the usage of such technologies will always enhance our products or services or be cost effective and more generally beneficial to our business, including our efficiency or profitability. In particular, if these AI models or automated decision making technologies are incorrectly designed or implemented, trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data or on data to which we do not have sufficient rights, and/or are adversely impacted by unforeseen defects, technical challenges, cybersecurity threats or material performance issues, the performance of our products, services, and business, as well as our reputation and the reputations of our customers, could suffer or we could incur liability through the violation of laws or contracts to which we are a party or through other civil claims. Further, our ability to continue to develop or use such models or technologies may be dependent on access to specific third-party software and infrastructure, such as processing hardware or third-party artificial intelligence models, and we cannot control the availability or pricing of such third-party software and infrastructure. In addition, market acceptance and consumer perceptions of AI technologies is uncertain at this point.

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

We have offices in Herzeliya, near Tel Aviv, Israel where our primary operations, research and development, and certain other finance activities are based. In addition, all of our officers and several of our directors, are residents of Israel. As of March 3, 2025, we had 21 full-time and part-time employees and four subcontractors in Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, as well as terrorist acts committed within Israel by hostile elements.

In particular, in October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas and these terrorist organizations in parallel continued rocket and terror attacks. On January 19, 2025, a temporary ceasefire went into effect, the result of which is uncertain. As a result of the events of October 7, 2023, the Israeli government declared that the country was at war and the Israeli military began to call-up reservists for active duty, including three of our full-time or part-time employees in Israel who were called up for reserve service and one of our part-time employees in Israel volunteered for military service, but have since returned to work full time and their pre-war military reserve duties. Military service call ups that result in absences of personnel from us for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

Since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and on other fronts from various extremist groups in the region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq. Israel has carried out a number of targeted strikes on sites belonging to these terror organizations. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, and in November 2024, a ceasefire was brokered between Israel and Hezbollah. In addition, Iran recently launched direct attacks on Israel involving hundreds of drones and missiles, has threatened to continue to attack Israel, and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthis in Yemen and various rebel militia groups in Syria and Iraq. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any hostilities, armed conflicts, terrorist activities involving Israel or the interruption or curtailment of trade between Israel and its trading partners, or any political instability in the region could adversely affect business conditions and our results of operations and could make it more difficult for us to raise capital and could adversely affect the market price of our ordinary share. An escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements, when necessary, in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our business operations. As such, our product and business development activities remain on track. However, the intensity and duration of Israel’s current war against Hamas is difficult to predict at this stage, as are such war’s economic implications on our business and operations and on Israel’s economy in general. If the ceasefires declared collapse or a new war commences or hostilities expand to other fronts, our operations may be adversely affected.

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

In addition to our U.S. and Israel operations, we have operations in Russia through our wholly owned subsidiary, Beamr Imaging RU. Specifically, we undertake some of our software development, quality assurance, and support in Russia using personnel located there. While some of our developers are located in Russia, our research and development leadership is located in Israel.

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

We do not operate in any sectors of the Russian economy that have been targeted by U.S. or EU sanctions and have no reason to believe that we would be targeted by any sanctions in the future. Nonetheless such sanctions and potential responses to such sanctions, including those that may limit or restrict transfer funds into Russia, may in the future significantly affect our ability to pay our personnel based in Russia. In response, we have begun to partially implement a business continuity plan in order to address risks related to the conflict on our personnel, operations and product development that includes alternative payment solutions for personnel in Russia and relocation of personnel to territories outside Russia. In addition, we have focused our hiring efforts on other locations. As of March 3, 2025, some of the Russian employees and contractors of our wholly owned subsidiary in St. Petersburg, Russia have relocated to other countries, including Serbia and Poland, and we are continuing to monitor the situation with respect to our business continuity plan.

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

The market price of our ordinary shares may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, many of which are beyond our control, including:

●	actual or anticipated changes or fluctuations in our results of operations;

●	the guidance we may provide to analysts and investors from time to time, and any changes in, or our failure to perform in line with, such guidance;

●	announcements by us or our competitors of new offerings or new or terminated contracts, commercial relationships or capital commitments;

●	industry or financial analyst or investor reaction to our press releases, other public announcements, and filings with the SEC;

●	rumors and market speculation involving us or other companies in our industry;

●	future sales or expected future sales of our ordinary shares;

●	investor perceptions of us and the industries in which we operate;

●	price and volume fluctuations in the overall stock market from time to time;

●	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

●	failure of industry or financial analysts to maintain coverage of us, the issuance of new or updated reports or recommendations by any analysts who follow our company, or our failure to meet the expectations of investors;

●	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

●	litigation involving us, other companies in our industry or both, or investigations by regulators into our operations or those of our competitors;

●	developments or disputes concerning our intellectual property or proprietary rights or our solutions, or third-party intellectual or proprietary rights;

●	announced or completed acquisitions of businesses or technologies, or other strategic transactions by us or our competitors;

●	actual or perceived breaches of, or failures relating to, privacy, data protection or data security;

●	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

●	actual or anticipated changes in our management or our board of directors;

●	general economic conditions and slow or negative growth of our target markets; and

●	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

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

As of March 3, 2025, our principal shareholders each holding more than 5% of our outstanding ordinary shares collectively beneficially own approximately 29.3% of our outstanding ordinary shares. See “Item 7.A. Major Shareholders”. These shareholders or their affiliates will be able to exert significant influence over us and, if acting together, will be able to control matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, including a merger, consolidation or sale of all or substantially all of our assets and the issuance or redemption of equity interests in certain circumstances. The interests of these shareholders may not always coincide with, and in some cases may conflict with, our interests and the interests of our other shareholders. For instance, these shareholders could attempt to delay or prevent a change in control of our company, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their ordinary shares. This concentration of ownership may also affect the prevailing market price of our ordinary shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in your best interests.

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

We have 222,000,000 ordinary shares authorized. Subject to compliance with applicable rules and regulations, we may issue ordinary shares or securities convertible into ordinary shares from time to time for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with a financing, acquisition, investment, our equity incentive plans or otherwise. As of December 31,2024, 15,518,794 ordinary shares were outstanding and we had 1,345,036 ordinary shares issuable upon the exercise of outstanding options at a weighted average exercise price of $2.95 per share, of which 641,851 were vested as of such date, warrants to purchase 153,367 ordinary shares and an additional 1,012,006 ordinary shares reserved for future issuance under our 2015 Plan. See “Item 6.C—Director, Senior Management and Employees—Compensation.” Any additional ordinary shares that we issue, including under our 2015 Plan or other equity incentive plans that we may adopt in the future, or in connection with the exercise of our warrants, would dilute the percentage ownership and voting power held by investors. In the future, we may also issue additional securities if we need to raise capital, including, but not limited to, in connection with acquisitions, which could constitute a material portion of our then-outstanding ordinary shares. Any such issuance could substantially dilute the ownership and voting power of our existing shareholders and cause the market price of our ordinary shares to decline.

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

We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended, or the Code), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our market capitalization and the composition of our income, assets and operations, we believe that we were not a PFIC for the year ended December 31, 2024 and we do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the public price of our ordinary shares, which could fluctuate significantly. In addition, it is possible that the Internal Revenue Service may take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we will not be classified as a PFIC in the current taxable year or in the future. Certain adverse consequences of PFIC status may be alleviated if a U.S. Holder (as defined below) makes a “mark to market” election or an election to treat us as a qualified electing fund, or QEF. These elections would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. It is not expected that a U.S. Holder will be able to make a QEF election because we do not intend to provide U.S. Holders with the information necessary to make a QEF election. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Certain Material U.S. Federal Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ordinary shares. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our ordinary shares. For further discussion, see “Item 10.E—Additional Information—Taxation—Certain Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies.”

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

We took a number of measures to address the material weaknesses that have were identified, including the appointment of a Sarbanes Oxley consultant, or the SOX Consultant, for the provision of internal audit and Sarbanes Oxley advisory services during which time we have worked together with the SOX Consultant to build internal control processes and controls to ensure our internal control over financial reporting is effective. As of December 31, 2023, the material weaknesses in our internal control over financial reporting had been remediated and as of the years ended December 31, 2023 and 2024, we did not have material weaknesses. Except for additional personnel costs, the cost of systems and the costs of our third-party service providers, we do not expect to incur any material costs related to our remediation plan. See “Item 5.E — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control Over Financial Reporting.”

Although as of December 31, 2024, we did not have any material weaknesses in our internal control over financial reporting, there can be no assurance that we will not suffer from other material weaknesses in the future. If we fail to maintain effective internal controls over financial reporting in the future, such failure could result in a material misstatement of our annual or quarterly financial statements that would not be prevented or detected on a timely basis and which could cause investors and other users to lose confidence in our financial statements, limit our ability to raise capital and have a negative effect on the trading price of our ordinary shares. Additionally, failure to remediate the material weakness or otherwise maintain effective internal controls over financial reporting may also negatively impact our operating results and financial condition, impair our ability to timely file our periodic and other reports with the SEC, subject us to additional litigation and regulatory actions and cause us to incur substantial additional costs in future periods relating to the implementation of remedial measures.

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

Our results of operations may vary based on the impact of changes in our industry and the global economy on us and our customers. Current or future economic uncertainties or downturns could adversely affect our business, financial condition and results of operations. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial, and credit market fluctuations, political turmoil, natural catastrophes, any pandemic, epidemic or outbreak of infectious disease, warfare, protests and riots, and terrorist attacks on the United States, Europe, the Asia Pacific region, or elsewhere, could cause a decrease in business investments by our customers and potential customers, including spending on information technology, and negatively affect the growth of our business. To the extent our offerings are perceived by customers and potential customers as discretionary, our revenue may be disproportionately affected by delays or reductions in general information technology spending. Also, customers may choose to develop in-house software as an alternative to using our offerings. Moreover, competitors may respond to market conditions by lowering prices. We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry. If the economic conditions of the general economy or markets in which we operate do not improve, or worsen from present levels, our business, financial condition and results of operations could be adversely affected.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a leading innovator of video encoding, transcoding and optimization solutions that enable high-quality, high-performance, and unmatched bitrate efficiency for video and images. With our Emmy®-winning patented technology and award-winning services, we help our customers realize the potential of video encoding and media optimization to address business-critical challenges. Our customers include tier one OTT, content distributors, video streaming platforms, and Hollywood studios who rely on our suite of products and expertise to reduce the cost and complexity associated with storing, distributing and monetizing video and images across devices.

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

We currently license three core video and image compression products that help our customers use video and images to further their businesses in meaningful ways: (1) a suite of video compression software encoder solutions including the Beamr 4 H.264 encoder, Beamr 4X H.264 content adaptive encoder, Beamr 5 HEVC encoder and the Beamr 5X HEVC content adaptive encoder, and (2) Beamr JPEGmini photo optimization software solutions for reducing JPEG file sizes.

In February 2024, we launched Beamr Cloud, our video SaaS solution. It is a cloud based CABR solution, accelerated by NVIDIA GPUs. We launched Beamr Cloud, and constantly improving it, to allow end-users from emerging markets to enjoy significant storage and networking cost savings by 30%-50%. Our service also enables easy-to-use, efficient and scalable upgrade of video libraries to advanced video formats (codec modernization).

Our Cloud Video SaaS was initially operating over and integrated with AWS. In February 2025, Beamr Cloud also joined the AWS ISV Accelerate program, a global co-sell initiative for AWS partners, while demonstrating strong alignment with AWS’s go-to-market strategies and initiatives. Before that, in June 2024, Beamr Cloud achieved Powered by Expertise and became available in the Oracle Cloud Marketplace for OCI customers, with plans to extend our services to other cloud platforms.

In July 2024, Beamr Cloud was integrated with its first AI capability to allow for automatic caption and transcription generation for videos in multiple languages. During the second half of 2024, we incorporated additional customer feedback by enhancing Beamr Cloud’s core functionality, making it ready for adoption at scale, which includes giving users more control over the compression process using custom presets and adding packaging for streaming.

We will continue to invest significant efforts in augmenting our service with more AI-driven capabilities, to address the specific needs of customers in markets such as media and entertainment, user-generated content, autonomous vehicles, machine learning and more, all of which rely on video as a core component of their business operations and can benefit from our offering of GPU-accelerated, high-quality and AI-driven video pipelines, whether deployed via cloud platforms such as AWS and OCI, private cloud environments for enterprises, or on-premises infrastructure.

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

B. Business Overview

Overview

We are a leading innovator of video encoding, transcoding and optimization solutions that enable high-quality, high-performance, and unmatched bitrate efficiency for video and images. With our Emmy®-winning patented technology and award-winning services, we help our customers realize the potential of video encoding and media optimization to address business-critical challenges. Our customers include tier one OTT, content distributors, video streaming platforms, and Hollywood studios who rely on our suite of products and expertise to reduce the cost and complexity associated with storing, distributing and monetizing video and images across devices.

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

We currently license three core video and image compression products that help our customers use video and images to further their businesses in meaningful ways: (1) a suite of video compression software encoder solutions including the Beamr 4 H.264 encoder, Beamr 4X H.264 content adaptive encoder, Beamr 5 HEVC encoder and the Beamr 5X HEVC content adaptive encoder, (2) Beamr JPEGmini photo optimization software solutions for reducing JPEG file sizes.

Until recently, our current product line was mainly geared to the high end, high quality media customers and we count among our enterprise customers Netflix, Snapfish, Paramount, TAG, VMware, Genesys, Deluxe, Encoding.com, Citrix, Walmart, Photobox, Antix, Dalet, and other leading media companies using video and photo solutions. Due to the high cost and complexity of deploying our existing software solutions and the long sales lead times, we have made a strategic decision to focus our resources on the development and commercialization of our next-generation product, the Beamr Cloud solution, a SaaS solution that is designed, based on our own internal testing, to be up to 10x more cost efficient than our existing software-based solutions, resulting in reduced media storage, processing and delivery costs.

We collaborated with NVIDIA, a multinational technology company and a leading developer of GPUs, with an annual revenue of $130.5 billion for the fiscal year 2025, to develop the Beamr Cloud SaaS solution, the world’s first GPU-accelerated encoding solution powered by our CABR, which allows fast and easy end-user deployment combined with superior video compression rates, as well as enriching the video with AI-powered in real time with the transcoding process, increasing the value and efficiency of our services. Our CABR software executes directly on NVIDIA GPU cores and interacts with the NVIDIA video accelerator encoder known as NVENC. NVIDIA NVENC is a high-quality, high-performance hardware video encoder that is built into most NVIDIA GPUs. NVENC offloads video encoding to hardware, and provides extreme performance for applications such as live video encoding, cloud gaming and cloud storage. NVIDIA GPUs with NVENC are available on all major cloud platforms. We plan to further collaborate with NVIDIA on enhancing the capabilities of our Beamr Cloud SaaS solution.

The first version of the integrated video optimization engine was ready at the end of the first quarter of 2023. Following this, we launched the first beta version of the cloud based SaaS platform and began testing it with beta customers in June 2023. After the initial release, we launched the second and third beta versions of the cloud based SaaS platform in September 2023 and October 2023, respectively, as we built up to the commercial launch of the platform. Following that, we commercially launched our Beamr Cloud SaaS solution in February 2024 and expect that end-users of the solution will enjoy significant end-user storage and networking cost savings, by 30%-50%. Using the Beamr Cloud SaaS solution will potentially reduce their return on investment for storage optimization to approximately four months, compared to approximately two years with our existing software encoder solutions. Our Beamr Cloud SaaS solution, accelerated by NVIDIA GPUs, was initially operating over and integrated with AWS. In February 2025, Beamr Cloud also joined the AWS ISV Accelerate program, a global co-sell initiative for AWS partners, while demonstrating strong alignment with AWS’s go-to-market strategies and initiatives. In June 2024, Beamr Cloud achieved Powered by Expertise and became available in the Oracle Cloud Marketplace for OCI customers, with plans to extend our services to other cloud platforms.

Financing and Product Launch in February 2024

Following our initial public offering on the Nasdaq that closed in March 2023, on February 15, 2024, we closed our public offering of 1,971,300 ordinary shares, which included the full exercise of the underwriter’s over-allotment options at a public offering price of $7.00 per share, for aggregate gross proceeds of $13.8 million prior to deducting underwriting discounts and other offering expenses. As a result of our February 2024 offering, we have been able to accelerate our product launch plans and have already met our second quarter milestones with respect to the Beamr Cloud SaaS solution, which included completing certain features, such as codec modernization and resize transformations, and now we started working on offering additional capabilities, such as AI-specific workflows that are optimized for ML and AI in an effort to position ourselves to be at the forefront of innovation in the video processing landscape for different AI purposes. As a result, we are currently executing on our third quarter 2024 milestones in order to further develop and commercializes our SaaS solution by further investing in our sales and marketing activities, including potential customer acquisition costs, and research and development activities.

Our Business Strengths

We believe that the following business strengths differentiate us from our competitors and are key to our success:

●	We are a recognized video compression market leader. In January 2021 we were recognized with an Emmy® Award for the “Development of Open Perceptual Metrics for Video Encoding Optimization” and in November 2021 we won the Seagate Lyve Innovator of the Year competition. We have over 50 patents, and count among our customers leading content distributors including Netflix and Paramount.

●	Strong value proposition. We believe our existing video compression encoding solutions are among the fastest software video encoders on the market and provide a lower total cost-of-ownership to our customers by reducing media storage, processing and delivery costs. Our SaaS solution, the Beamr Cloud, performance is up to 10x more cost efficient than our existing software-based solutions, resulting in even greater reduced costs, based on our own internal testing, media storage, processing and delivery costs.

●	Partnering with leading technology giants to enable the adoption of our video compression solutions. We offer industry proven video optimization solutions and are collaborating in product development with industry giants such as NVIDIA, that provide incremental improvements to existing products without having to reinvent the wheel.

●	Core technology is powered by proprietary content-adaptive quality measure. Our CABR technology, built over our proprietary BQM, achieves maximal compression of the video input while maintaining the input video resolution, format, and visual quality. The CABR powers our existing video compression encoders as well as our SaaS solution, the Beamr Cloud, in development. The BQM has excellent correlation with subjective results, confirmed in testing under ITU BT.500, an international standard for rigorous testing of image quality. The perceptual quality preservation of CABR has been repeatedly verified using large scale crowd-sourcing based testing sessions, as well as by industry leaders and tier one Hollywood studios “golden eyes”.

●	Our management team has experience building and scaling software companies. Our visionary and experienced management team with best-in-class research and development, or R&D, capabilities and in-depth industry backgrounds and experiences has been leading us since our inception. Members of our senior leadership team have held senior product, business and technology roles at companies such as Comverse, Wix and Amdocs. Sharon Carmel, our founder and Chief Executive Officer, is a serial entrepreneur with a proven track record in the software space having co-founded Emblaze (LON: BLZ), which developed the Internet’s first vector-based graphics player, preceding Macromedia Flash, and BeInSync, which developed P2P synchronization and online backup technologies, and was acquired in 2008 by Phoenix Technologies (NASDAQ: PTEC).

●	Ongoing customer-driven development. Through our account managers, support teams, product development teams and regular outreach from senior leadership, we solicit and capture feedback from our customer base for incorporation into ongoing enhancements to our solutions. We regularly provide our customers with enhancements to our products.

Beamr Proprietary Technology: Perceptual Quality Measure

Highly correlated with the human visual system, which enables reducing video storage by removing visual redundancies

Our Market Opportunity

According to Fortune Business Insights, the global cloud video storage market is projected to grow from $10.28 billion in 2024 to $49.75 billion in by 2032, at a compound annual growth rate, or CAGR, of 21.8% during the forecast period.

The fact that the video data is often required to be stored and accessed forever cannot be ignored for long periods. This brings about the problem of lifetime costs associated with the efficient storing and managing of data. While the upfront cost might appear manageable but over a period, the rise in data volumes might require organizations to result in the need to pay more in the future to keep the data in the cloud. In today’s environment, with deployment of media and entertainment, user generated content, AI video, Internet-of-Things, enterprise video, industrial solutions, autonomous vehicles, surveillance and smart cities, as well as video created by Generative AI, we believe that the usage of video and its storage on public cloud platforms is expected to increase exponentially and we believe existing solutions are not suitable for large volume storage optimization.

Our Growth Strategies

We intend to pursue the following growth strategies:

●	Commercialize, further develop and gain broad market acceptance for our SaaS solution. We collaborated with NVIDIA in the development of our Beamr Cloud SaaS solution. It provides a simple, easily deployable, fast, scalable, low cost and best-in-class video optimization solution resulting in reduced media storage, processing and delivery costs by 30% to 50%. Our Beamr Cloud SaaS solution is currently available through AWS and OCI, and we plan to make our next generation SaaS solution available through additional public cloud services, such as Azure and GCP, allowing us to potentially access and acquire large numbers of new customers with relatively low sales investment. According to Synergy Research Group estimates, Amazon, Microsoft and Google accounted for 65% of the total cloud spend in the first quarter of 2023.

●	Expand business growth through collaborations and partnerships with industry-leading solution providers in new verticals. We are currently collaborating with NVIDIA and plan to expand our collaborations to develop further market-leading products. We believe that our GPU-accelerated CABR powered video optimization solutions have broad application to a wide array of verticals including UGC, internet of things, AI video, public safety, smart cities, education, enterprise, autonomous vehicles, government and media and entertainment.

●	Continue to innovate and develop new products and features. We continue to invest in research and development to enhance our product offerings and release new products and features. We maintain close relationships with our customer base who provide us with frequent and real-time feedback, which we leverage to rapidly update and further improve our products.

●	Selectively Pursue Acquisitions and Strategic Investments. While we have not identified any specific targets, we plan to selectively pursue acquisitions and strategic investments in businesses and technologies that strengthen our products, enhance our capabilities and/or expand our market presence in our core vertical markets. In 2016, we acquired Vanguard Video, a leading developer of software encoders.

Our CABR System

At the heart of our patented optimization technology is the proprietary BQM, a novel, efficient and reliable quality evaluation algorithm which is highly correlated with the human vision system. The CABR technology, with the BQM at its core, allows encoders to make smarter, quality driven, encoding decisions. CABR is a closed-loop content-adaptive rate control mechanism enabling video encoders to lower the bitrate of their encode, while simultaneously preserving the perceptual quality of the higher bitrate encode. An integrated CABR encoding solution consists of a video encoder and the CABR rate control engine. The CABR engine comprises the CABR control module responsible for managing the optimization process and a module which evaluates video quality. The video encoder first encodes a frame using a configuration based on its regular rate control mechanism, resulting in an initial encode. Then, Beamr’s CABR rate control instructs the encoder to encode the same frame again with various values of encoding parameters, creating candidate encodes. Using the BQM, each candidate encode is compared with the initial encode, and then the best candidate is selected and placed in the output stream. The best candidate is the one that has the lowest bitrate but still has the same perceptual quality as the initial encode. Due to very efficient control algorithms, only approximately 1.5-2 iterations are required on average to find the best candidate. Combined with the real-time oriented design of BQM, and the possibility to reuse encoding decisions from the initial encode, the impact on overall performance is quite manageable. For live or low-latency encoding, there is also a mode supporting single iteration optimization, which performs a single iteration per frame only, still guaranteeing the quality preservation, occasionally at the cost of slightly reduced bitrate savings.

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

Beamr’s CABR technology was integrated as a new rate control mechanism into our software H.264 and HEVC encoders. With regular VBR encoding, the user of the encoder sets a target bitrate, and the resulting bitrate of the encoded video will be that target bitrate. With CABR encoding, the user also sets a target bitrate, but the resulting bitrate of the encoded video will be lower than that target. The video will be encoded to the lowest possible bitrate that is still perceptually identical to a VBR encode at that target bitrate. CABR with BQM can also be used to optimize an input video stream, by removing redundancies and creating an equivalent, lower bitrate, perceptually identical output video stream. Alternatively, a user may set the encoder to a target quality level using constant QP or CSQ encoding modes. When applying CABR over that the same quality will be obtained while reducing bitrate as much as possible.

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

BITRATE SAVINGS: CABR VS. VBR (HD FILE)

VBR
CABR
4000
3500
3000
2500
2000
1500
1000
Actual Bitrate, kbps
1000
1500
2000
2500
3000
3500
4000
Target Bitrate, kbps

BITRATE SAVINGS: CABR VS. VBR (4K FILE)

VBR
CABR
Actual Bitrate, kbps
20k
18k
16k
14k
12k
10k
8k
6k
4k
6k
8k
10k
12k
14k
16k
18k
20k
Target Bitrate, kbps

Ultimately, Beamr’s CABR system enables the bitrate of video files to be reduced by up to 50% over the current state of the art standard compliant block based encoders, without compromising video frame quality, bitstream standard compliance or changing the artistic intent. We believe that a source video and a Beamr-optimized video viewed side-by-side will look exactly the same to the human eye.

Beamr has integrated the CABR engine into its AVC software encoder, Beamr 4, and into its HEVC software encoder, Beamr 5. It has also been integrated into Nvidia NVENC H/W accelerated GPU encoder for AVC, HEVC and AV1 encoding. Similarly, the CABR engine can be integrated with any software or hardware video encoder, supporting any block-based video standard such as AVC (the most popular video standard supported on almost all end user devices), HEVC (the leading 4K video standard available on almost all 4K televisions), and AV1 (the emerging royalty-free standard led by Google, Apple, Microsoft, Intel and many others which is used on Netflix, Youtube and Vimeo). In addition, CABR with BQM can be used to optimize an input video stream, by removing redundancies and creating an equivalent, lower bitrate, perceptually identical output video stream. In this case no initial encode is performed, and the iterative process is applied so that the encoded or optimized frame will provide the same visual quality as the corresponding input video frame. One application of this mode is codec modernization, where the optimized encode employs a codec with higher compression efficiency compared to the codec used for the input video. This allows for automatic seamless transition to modern codecs offering better compression efficiencies, or lower bitrates / smaller files for the same quality.

Our Product Offerings

Beamr Cloud: High-Efficiency, High-Quality, GPU-Accelerated and Video AI Enabler

We collaborated with NVIDIA, a leading developer of GPUs, to develop the world’s first GPU-accelerated encoding solution that allows fast and easy end-user deployment combined with superior video compression rates powered with our CABR rate control and BQM quality measure. As GPUs are the pixel domain of AI, our service offers the unique advantage of enriching the video with AI-driven capabilities during the same transcoding process – adding more efficiency to companies that already use AI video workflows or plan to adopt such processes.

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

Our current product line of CABR software encoders used to run only on the CPU. In proof of concept tests with both Intel and NVIDIA, we have demonstrated that when our CABR is offloaded from the CPU to the GPU, the cost/performance ratio is up to 10x better than on the CPU.

To accommodate Beamr’s content-adaptive GPU accelerated encoding solution, NVIDIA modified the API of the NVENC. On March 27, 2023, we announced that our content adaptive technology officially supports NVIDIA GPU acceleration, which was a major milestone for us. Offloading CABR-based video encoding from the CPU to the GPU enabling low-cost, high resolution, real time CABR encoding.

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

In February 2024, we launched the Beamr Cloud SaaS solution (the Beamr Cloud). We have managed to complete certain features, such as codec modernization and resize transformations, which will upgrade the user video to the latest standard, such as HEVC and eventually to AV1, while further decreasing file size and optimizing source quality. In June 2024, Beamr Cloud achieved Powered by Expertise and became available in the Oracle Cloud Marketplace for OCI customers.

In July 2024, Beamr Cloud was integrated with its first AI capability to allow for automatic caption and transcription generation for videos in multiple languages. During the second half of 2024, we incorporated additional customer feedback by enhancing Beamr Cloud’s core functionality, making it ready for adoption at scale, which includes giving users more control over the compression process using custom presets and adding packaging for streaming.

In 2025, we plan to offer additional capabilities, such as additional AI-specific workflows, in an effort to position ourselves to be at the forefront of innovation in the video processing landscape for different AI purposes. As GPU-accelerated service, we can offer to enhance videos with AI-driven capabilities during the transcoding process, enabling fast, efficient and scalable AI-driven pipelines.

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

We commercially launched our cloud based SaaS solution in February 2024 and expect that end-users of the solution will enjoy significant end-user storage and networking cost savings, by 30%-50%. In August 2024, we announced our improved pricing model for the SaaS offering, including one-time packages as well as monthly or annual subscriptions, which is attributed to the combined NVIDIA and Beamr efficiencies and accelerated video processing solutions, which allows for large scale video optimization. In addition, Beamr offers enterprise dedicated pricing plans and integrations.

Below is an illustrative expected cost savings calculator of the Beamr Cloud from the Company’s homepage.

Following integration into the NVIDIA GPU, we believe the Beamr Cloud SaaS solution provides the following key benefits including:

●	Attractive return on investment. In August 2024, we announced our improved pricing model for the SaaS offering, including one-time packages as well as monthly or annual subscriptions, which is attributed to the combined Nvidia and Beamr efficiencies and accelerated video processing solutions, which allows for large scale video optimization. In addition, Beamr offers enterprise dedicated pricing plans and integrations.

●	Fast set-up. The Beamr Cloud SaaS solution is deployable in a self-service no code installation process within minutes without any specialized hardware or need to download third-party software, allowing new users to quickly derive value without any specialized training or heavy implementation or customization.

●	Easy to use. The Beamr Cloud SaaS solution has an intuitive interface that can be easily navigated by even first-time users. Our solution removes the need for video-specific expertise and high-touch user support and troubleshooting.

●	AI-Driven capabilities The Beamr Cloud SaaS solution enables companies with large volumes of videos who already use AI-driven enrichment or plan to do that – a high-efficiency and cost-effective way to achieve this goal.

●	Cloud agnostic and scalable. Our Beamr Cloud SaaS solution is highly scalable and designed to be deployable across all environments employing NVIDIA GPUs, including public cloud, private cloud, on-premise and multi-cloud hybrid environments.

●	Security. By using public cloud platforms best security practices, we address our customers security concerns.

●	Reducing carbon footprint. Smaller video files means less disk space occupied and smaller files transferred over the network from one place to another. This in turn results in lower energy consumption, which we believe is going to be an accelerator for our service adoption.

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

In August 2024, we announced our improved pricing model for the SaaS offering, including one-time packages as well as monthly or annual subscriptions, which is attributed to the combined Nvidia and Beamr efficiencies and accelerated video processing solutions, which allows for large scale video optimization. In addition, Beamr offers enterprise dedicated pricing plans and integrations. Based on the estimation that the global cloud video storage market is projected to grow to $13.5 billion in 2025, we anticipate that average savings are expected to be approximately 30% or $4.05 billion. This results in each 1% of savings creating $40.5 million of value. Based on our current pricing model, each 1% of savings can translate into approximately $13.36 million of potential revenues to us. The above projections are subject to a number of assumptions, including, but not limited to: (1) we may choose to change our plans to attract additional customers; (2) we have no data as to what our market penetration will be, which can be below 1% or a multiple percentage; (3) the potential revenue is calculated using standard pricing from AWS; (4) our SaaS operation is based on spreads in which we first pay AWS for computing platforms and then sell storage and bandwidth savings; and (5) our SaaS profit is dependent on a number of factors, including, but not limited to, the overall service efficiency.

In October 2024, we announced a collaboration with Bridge Digital Inc., or Bridge Digital, a proven video technology integrator, to offer a specialized service for companies and organizations with large-scale video repositories, including news, sports, entertainment and user-generated content for delivery and distribution that enables companies that rely on video for their daily operations or manage vast video libraries to achieve “Forever Video”, future-proofing their content to ensure long-term compatibility through efficient, automatic, and scalable processes, all while significantly reducing costs.

Below is the Beamr Home page overview, playground feature and AI Generated Transcription.

Beamr Cloud Home Page

The Home page serves as a centralized dashboard that provides users with a snapshot of their current video encoding operations and efficiency statistics (the value the Beamr Cloud creates).

Illustration of Playground Page

The ‘Playground’ feature is an automation tool that will be released in the Beamr Cloud platform designed to simplify and streamline the process of video optimization and conversion. It will provide seamless integration with cloud storage services, starting with AWS S3, and offer extensive customization options for various video processing requirements.

Illustration of AI Generated Transcription

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

NVENC-CABR H/W accelerated encoder

Combining the CABR technology (ported to GPU) with the NVIDIA NVENC solution enables an offering of a cost-effective, fast, CABR encoding. As well as utilizing this in the Beamr cloud, this solution can be offered for on-prem use by customers for optimizing their video workflows. The benefits of CABR optimization in this case can be even higher than when applied to S/W encoders, due to the lower flexibility of the rate control algorithms implemented in hardware encoders.

Sales and Marketing

As of March 3, 2025, we have 7 full time and part-time sales and marketing employees and consultants, whose focus is to work together to accelerate the adoption of our existing products, to drive awareness and increase brand recognition of our products and technologies, to improve new customer acquisitions and to increase revenue from our existing customers.

For our next-generation Beamr Cloud SaaS solution, we launched our solution on the largest cloud platform, AWS, in February 2024, in June 2024, Beamr Cloud achieved Powered by Expertise and became available in the Oracle Cloud Marketplace for OCI customers, and we plan to integrate our solution with Azure and GCP. In February 2025, Beamr Cloud also joined the AWS ISV Accelerate program, a global co-sell initiative for AWS partners, while demonstrating strong alignment with AWS’s go-to-market strategies and initiatives. Since NVIDIA GPUs are widely adopted by cloud platforms, we believe that by making the Beamr Cloud SaaS solution on cloud platforms will allow us to potentially access and acquire large numbers of new customers with relatively low sales investment through a self service, online sales process, with low touch pay as you go subscription service to our SaaS solution.

In addition, since the Beamr Cloud is designed to be deployable across all environments, including public cloud, private cloud, on-premise and multi-cloud hybrid environments, we intend to focus our direct sales efforts on particular vertical markets that store large amounts of video including internet of things (IoT), smart cities, surveillance, autonomous cars, AgTech, and medical imaging.

We primarily market and license directly our existing products to media customers through outbound sales networking and customer and partner referrals. Our direct customers include category leaders such as Netflix, Snapfish, Paramount and TAG. Our sales cycles for our existing products typically require a significant investment of time and a substantial expenditure of resources before we can realize revenue from the sale of our solutions, if any. Our typical sales cycle consists of a multi-month sales and development process involving our customers’ system designers and management and our sales personnel and software engineers. If successful, this process culminates in a customer’s decision to use our solutions in its system, which we refer to as an account win.

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

During 2024 we participated in eight leading trade shows and conferences, including ACM Mile High Video, GTC, NAB, SIGGRAPH, Oracle CloudWorld, IBC ,Demuxed and AWS re:Invent. During these events, Beamr executives delivered high-impact presentations to hundreds of industry professionals, showcasing our innovative technology and expanding SaaS solutions. Furthermore, we held over 100 face-to-face meetings with existing and prospective customers. These efforts focused on differentiating Beamr in the video market and highlighting the value of our high-quality, high-efficiency, GPU-accelerated SaaS offerings to key and prospective customers in emerging markets, such as Media & Entertainment, User-Generated content and Internet-of-Things.

We are leveraging our partnership with Nvidia, AWS and Oracle, in order to open additional opportunities with potential customers.

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

As of March 3, 2025, we had 28 full-time and part-time employees and consultants dedicated to research and development. We have made substantial investments in product and technology development since our inception. Research and development expense totaled $2.9 million, $1.8 million and $2.1 million in the years ended December 31, 2024, 2023 and 2022, respectively. We expect our research and development expense to increase significantly for the foreseeable future as we enhance our existing product, develop new products for our current markets and introduce new products in new markets.

Acquisition

In 2016, we acquired Vanguard Video, a provider of HEVC and H.264 codec technologies, which enabled us to integrate our CABR technology with Vanguard Videos video encoders, which today are available as Beamr 4x and Beamr 5x.

Competition

While there are several companies offering video compression solutions such as MainConcept, Ateme, Visionular, Harmonic and open source (x264/x265), we believe there is currently no direct competitor with our content-adaptive video compression solutions. There are companies which offer software solutions for video optimization such as Harmonic and Elemental, and other companies offering storage optimization (but not involving video technologies) such as EMC and Seagate. In addition, for our quality measure, some of our current competitors include SSIMWave (SSIMPlus), Apple (AVQT), Google (YouVQ) and open source (VMAF). We operate in a highly specialized area that is evolving very quickly with rapid developments. In the future, competitors could develop products or solutions that compete with our video compression solutions. For example, the public cloud platforms such as AWS, Azure, GCP and OCI could in the future develop their own video optimization hardware accelerated solutions.

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

As of March 3, 2025, our exclusively owned patent portfolio includes 53 issued patents (one of which is jointly owned), of which 33 are U.S. patents and 20 are foreign patents, and two U.S. patent applications are pending. The claims of these owned patents and patent applications are directed toward various aspects of our family of products, method of their manufacturing and research programs.

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

Employees

As of March 3, 2025, we had 21 employees in Israel, 12 employees who are employed by our wholly owned subsidiary in St. Petersburg, Russia, 3 employees who are employed by us who are located in Serbia and two employees who are employed by our wholly owned subsidiary in California, United States. We also have four subcontractors located in Israel and Poland who perform research and development and marketing functions. We are not bound by any collective bargaining agreements. We consider the relationship with our employees to be good. We also use outside consultants and contractors with special expertise and skills for limited engagements, including manufacturing and quality assurance.

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

D. Property, Plant and Equipment

Our principle executive offices are located in Herzliya, Israel. Our wholly owned Russian subsidiary operates from a leased office located in St Petersburg, Russia. Our employees in our wholly owned US subsidiary operate primarily from their home offices. In addition, we also lease space in Serbia for certain of our full-time research and development employees.

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

We currently license two core video and image compression products that help our customers use video and images to further their businesses in meaningful ways: (1) a suite of video compression software encoder solutions including the Beamr 4 H.264 encoder, Beamr 4X H.264 content adaptive encoder, Beamr 5 HEVC encoder and the Beamr 5X HEVC content adaptive encoder and (2) Beamr JPEGmini photo optimization software solutions for reducing JPEG file sizes.

In February 2024, we launched our Beamr Cloud Video SaaS solution, a cloud based HW-Accelerated CABR solution, which we expect will allow end-users to enjoy significant end-user storage and networking cost savings, by 30%-50%. Our Beamr Cloud SaaS solution was initially operating over and integrated with AWS. In February 2025, Beamr Cloud also joined the AWS ISV Accelerate program, a global co-sell initiative for AWS partners, while demonstrating strong alignment with AWS’s go-to-market strategies and initiatives. In June 2024, Beamr Cloud achieved Powered by Expertise and became available in the Oracle Cloud Marketplace for OCI customers, with plans to extend our services to other cloud platforms, and is powered by NVIDIA GPUs. We have managed to complete certain features, such as codec modernization and resize transformations, and we plan to offer additional capabilities, such as AI-specific workflows that are optimized for ML and AI, in an effort to position ourselves to be at the forefront of innovation in the video processing landscape for different AI purposes.

Until recently, our current product line was mainly geared to the high end, high quality media customers and we count among our enterprise customers Netflix, Snapfish, Paramount, VMware, Genesys, Deluxe, Citrix, Walmart, Photobox, Antix, Dalet, TAG, and other leading media companies using video and photo solutions.

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

We collaborated with NVIDIA, a multinational technology company and a leading developer of GPUs, with an annual revenue of $130.5 billion for the fiscal year 2025, to develop the Beamr Cloud SaaS solution, the world’s first GPU accelerated encoding solution powered with our CABR, which will allow fast and easy end-user deployment combined with superior video compression rates. Our CABR software executes directly on NVIDIA GPU cores and interact swith the NVIDIA video accelerator encoder known as NVENC. NVIDIA NVENC is a high-quality, high-performance hardware video encoder that is built into most NVIDIA GPUs. NVENC offloads video encoding to hardware, and provides extreme performance for applications such as live video encoding, cloud gaming and cloud storage. NVIDIA GPUs with NVENC are available on all major cloud platforms. We plan to further collaborate with NVIDIA on further development of our the Beamr Cloud SaaS solution.

The first version of the integrated video optimization engine was ready at the end of the first quarter of 2023. Following this, we launched the first beta version of the cloud based SaaS platform and began testing it with beta customers in June 2023. After the initial release, we launched the second and third beta versions of the cloud based SaaS platform in September 2023 and October 2023, respectively, as we build up to the commercial launch of the platform. Following that, we commercially launched the Beamr Cloud SaaS solution in February 2024 and expect that following release, end-users of the solution will enjoy significant end-user storage and networking cost savings by 30%-50%. Using the Beamr Cloud SaaS solution will potentially reduce their return on investment for storage optimization to approximately four months, compared to approximately two years with our existing software encoder solutions. Our Beamr Cloud SaaS solution was initially operating over and integrated with AWS. In February 2025, Beamr Cloud also joined the AWS ISV Accelerate program, a global co-sell initiative for AWS partners, while demonstrating strong alignment with AWS’s go-to-market strategies and initiatives. In June 2024, Beamr Cloud achieved Powered by Expertise and became available in the Oracle Cloud Marketplace for OCI customers, with plans to extend our services to other cloud platforms, and is powered by NVIDIA GPUs. We have managed to complete certain features, such as codec modernization and resize transformations, and we plan to offer additional capabilities, such as AI-specific workflows that are optimized for ML and AI, in an effort to position ourselves to be at the forefront of innovation in the video processing landscape for different AI purposes.

Impact of the War in Israel

On October 7, 2023, Hamas terrorists invaded southern Israel and launched thousands of rockets in a widespread terrorist attack on Israel. On the same day, the Israeli government declared that the country was at war and the Israeli military began to call-up reservists for active duty. On January 19, 2025, a temporary ceasefire went into effect, the result of which is uncertain. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and on other fronts from various extremist groups in the region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq. Israel has carried out a number of targeted strikes on sites belonging to these terror organizations. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, and in November 2024, a ceasefire was brokered between Israel and Hezbollah . In addition, Iran recently launched direct attacks on Israel involving hundreds of drones and missiles and has threatened to continue to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. Some of our employees in Israel were called up for reserve service; however, our product and business development activities remain on track. The intensity and duration of the security situation in Israel is difficult to predict at this stage, as are such war’s economic implications on our business and operations and on Israel’s economy in general. If the ceasefires declared collapse or a new war commences or hostilities expand to other fronts, our operations may be adversely affected.

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

Cost of Revenue

Cost of software licensing and related maintenance and technical support services revenues primarily consist of costs related to salaries, of our support team and additional overhead allocation costs such as rent and utilities to all departments based on relative headcount. In addition, cost of revenues includes amortization of internal-use software costs that were capitalized.

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

A. Operating Results

The table below provides our results of operations for the years ended December 31, 2024, 2023, and 2022.

	Year Ended December 31,
(U.S. dollars in thousands)	2024	2023	2022
Revenues	$3,064	$2,909	$2,863
Cost of revenues	$(240)	$(96)	$(98)
Gross profit	$2,824	$2,813	$2,765
Operating expenses:
Research and development	$(2,893)	$(1,824)	$(2,063)
Sales and marketing	$(678)	$(361)	$(905)
General and administrative	$(2,468)	$(1,506)	$(828)
Operating loss	$(3,215)	$(878)	$(1,031)
Financing income (expenses), net	$(92)	$222	$(165)
Tax on income	$(46)	$(39)	$(52)
Net loss	$(3,353)	$(695)	$(1,248)

Revenues, Cost of Revenues and Gross Profit

The following table presents our revenue, cost of revenues and gross profit for the periods indicated:

	Year Ended December 31,
(U.S. dollars in thousands)	2024	2023	2022
Revenues	$3,064	$2,909	$2,863
Cost of revenues	$(240)	$(96)	$(98)
Gross profit	$2,824	$2,813	$2,765

Revenues increased by $0.15 million or 5% to $3.06 million for the year ended December 31, 2024, from 2.9 million for the year ended December 31, 2023. The increase was primarily due to binding transactions with new customers versus other transactions that were terminated.

Revenues increased by $0.05 million or 2% to $2.9 million for the year ended December 31, 2023, from $2.86 million for the year ended December 31, 2022. The increase was primarily due to binding transactions with new customers versus other transactions that were terminated.

Operating Expenses

Research and Development Expenses

	Year Ended December 31,
(U.S. dollars in thousands)	2024	2023	2022
Salary and related expenses	$(1,831)	$(1,411)	$(1,722)
Professional fees	$(712)	$(229)	$(123)
Depreciation and amortization	$(8)	$(4)	$(4)
Travel and overhead expenses	$(341)	$(180)	$(214)
Total research and development expenses	$(2,893)	$(1,824)	$(2,063)

Research and development expenses increased by $1.06 million, or 58% to $2.8 million for the year ended December 31, 2024, from $1.8 million for the year ended December 31, 2023. The increase was primarily due to an increase of $0.4 million in salaries due to increased personnel and an increase of 0.48 million in professional fees due to additional sub-contractors and cloud costs.

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

Selling and Marketing Expenses

	Year Ended December 31,
(U.S. dollars in thousands)	2024	2023	2022
Salary and related expenses	$(278)	$(176)	$(564)
Professional fees and platform commissions	$(153)	$(93)	$(236)
Depreciation and amortization	$(21)	$(21)	$(22)
Marketing conferences and trade shows	$(121)	$(13)	$(3)
Travel and overhead expenses	$(105)	$(58)	$(80)
Total selling and marketing expenses	$(678)	$(361)	$(905)

Selling and marketing expenses increased by $0.31 million, or 88% to $0.67 million for the year ended December 31, 2024, from $0.36 million in 2023. The increase was primarily due to an increase in personnel and an increase in conference costs.

Selling and marketing expenses decreased by $0.54 million, or 60% to $0.36 million for the year ended December 31, 2023, from $0.9 million in 2022. The decrease was primarily due to a decrease in salaries and professional fees.

General and Administrative

	Year Ended December 31,
(U.S. dollars in thousands)	2024	2023	2022
Salary and related expenses	$(788)	$(377)	$(346)
Professional fees and consulting	$(1,454)	$(1,069)	$(504)
Overhead allocated	$222	$137	$153
Travel, office and other expenses	$(448)	$(197)	$(131)
Total general and administrative expenses	$(2,468)	$(1,506)	$(828)

General and administrative expenses increased by $0.96 million, or 64% to $2.4 million for the year ended December 31, 2024, from $1.5 million in 2023. The increase was primarily due to increased personnel, an increase in professional fees related to public company requirements and increased travel expenses to attend industry and investor conferences.

General and administrative expenses increased by $0.7 million, or 82% to $1.5 million for the year ended December 31, 2023, from $0.83 million in 2022. The increase was primarily due to professional fees related to legal, accounting, investor relations as well as insurance coverage resulting from the completion of our initial public offering in March 2023.

Financing Income (Expenses), Net

	Year Ended December 31,
(U.S. dollars in thousands)	2024	2023	2022
Change in fair value of convertible advanced investment	$-	$269	$(70)
Change in fair value of derivative warrant liability	$(577)	66	-
Amortization of discount and accrued interest on straight loan received from commercial banks	$(106)	$(157)	$(102)
Modification of terms relating to straight loan	$-	$-	$-
Change in estimation of maturity date of liability to controlling shareholder	$-	(12)	$(40)
Amortization of discount relating to liability to controlling shareholder	$(10)	$(48)	$-
Interest on bank deposits	$598	97	-
Exchange rate differences and other finance expenses	$3	$7	$47
Total financing expenses, net	$(92)	$222	$(165)

Financing expenses, net decreased by $0.3 million, or 141% to ($0.09) million for the year ended December 31, 2024, from $(0.2) million in 2023. The decrease was primarily due to change in fair value of derivative warrant liability and a decrease in amortization of discount offset by interest income on bank deposits.

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

Taxes on Income

	Year Ended December 31,
(U.S. dollars in thousands)	2024	2023	2022
Taxes on income	$(46)	(39)	$(52)

Taxes on income increased by $0.007 million, or 17% to $0.046 million for the year ended December 31, 2024, from $0.04 million in 2023. The increase was primarily due to tax provision adjustments.

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

We believe that our existing capital resources and cash flows from operations together with funds received from the initial public offering will be adequate to satisfy our expected liquidity requirements through the next twelve months. Without derogating from the foregoing estimate regarding our existing capital resources and cash flows from operations, we may decide to raise further funds in the future through additional public or private offerings. We believe that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required liquidity beyond the next twelve months.

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

Upon making of the initial Advance, we agreed to issue to SVB a warrant to purchase (i) 4,784 Series C Convertible Preferred Shares, or (ii) ordinary shares in the event that we have listed its securities for trading on Nasdaq, or (iii) upon SVB’s written irrevocable election in its sole discretion, the same class and series, or other designation, of convertible preferred share or other senior equity security sold and issued by us in the next equity financing over a 15-years period commencing the issuance date of such warrant, at an exercise price of $5.12 per share, provided that if the class is the next equity financing securities, then the exercise price shall be the lowest price per share for which next equity financing securities are sold or issued by us. Upon termination of the 2022 Loan Agreement, we have no commitment to issue SVB the aforesaid warrant.

IBI Spikes Loan

On July 7, 2022, we entered into a funding agreement with IBI providing for a loan, or the IBI Loan, in the amount of NIS 3.1 million (approximately $0.9 million), or the IBI Loan Agreement. The loan is repayable on a monthly basis based on a formula set forth in the IBI Loan Agreement until the earlier repayment of NIS 4,172,760 (approximately $1.2 million), or the Repayment Amount, or January 5, 2026. We may repay the IBI Loan early based on formula set forth in the IBI Loan Agreement. The IBI Loan Agreement provides for certain customary covenants and accelerates in the event of default. As of December 31, 2024, the remaining loan to IBI was NIS 0.91 million (approximately $0.25 million).

In consideration for the grant of the IBI Loan, we are required to pay to IBI a non-refundable one-time fee of 1.5% of the IBI Loan amount and we issued a warrant to purchase 65,562 ordinary shares at a variable exercise price. The warrant has a term of the earlier of 10 years or certain liquidation events and a variable exercise price depending on the occurrence of certain liquidation events. The warrant can be exercised on cashless exercise based on the discretion of IBI. On February 22, 2024, we received a written notice from IBI under which the exercise price of the warrant granted to IBI was determined at a fixed amount of $3.67 per ordinary share. In addition, on the same date, we issued 15,595 ordinary shares to IBI upon a partial cashless exercise of the warrant granted to IBI. On May 22, 2024, we issued 15,594 ordinary shares to IBI upon a partial cashless exercise of their remaining warrants.

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

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
(U.S. dollars in thousands)	2024	2023	2022
Net cash provided by (used in) operating activities	$(1,886)	$(659)	$(645)
Net cash used in investing activities	$(330)	$(193)	$(2)
Net cash provided by (used in) financing activities	$12,583	$6,275	$312
Change in cash, cash equivalents	$10,367	$5,423	$(335)
Cash, cash equivalents at beginning of period	$6,116	$693	$1,028
Cash, cash equivalents at end of period	$16,483	$6,116	$693

Net cash used in operating activities

For the year ended December 31, 2024, net cash used in operating activities was mainly due to a net loss of $3.3 million, offset by share-based compensation of $0.41 million, change in the fair value of derivative warrant liability of $0.57 million and change of $0.47 million in other working capital items as shown in the consolidated statements of cash flows of the annual financial statements

For the year ended December 31, 2023, net cash used in operating activities was mainly due to a net loss of $0.7 million, change in the fair value of convertible advanced instruments of $0.27 million and change in other working capital items as shown in the consolidated statements of cash flows of the annual financial statements, offset by $0.36 million of share-based compensation, change in the fair value of derivative warrant liability of $0.1 million.

For the year ended December 31, 2022, net cash used in operating activities was mainly due to a net loss of $1.2 million, offset by $0.2 million of share-based compensation and change in other working capital items as shown in the consolidated statements of cash flows of the annual financial statements.

Investing Activities

For the year ended December 31, 2024, net cash used in investing activities was mainly due to further capitalization of internal-use software.

For the year ended December 31, 2023, net cash used in investing activities was mainly due to capitalization of internal-use software associated with creating the internally developed software related to our cloud-based SaaS solution.

For the years ended December 31, 2022, the change in net cash used in investing activities was immaterial.

Financing Activities

Net cash provided by financing activities of $12.58 million for the year ended December 31, 2024, was due to net proceeds received upon completion of public offering in the amount of $12.2 million and proceeds received from exercise of options of $0.8 million offset by $0.5 million repayments of principal relating to loans from commercial bank and controlling shareholder.

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

Contractual Obligations and Commitments

As of December 31, 2024, we did not have any material contractual obligation and commitments, except for lease agreements with respect to offices.

C. Research and Development, Patents and Licenses

See above, under Item 5 – “Research and Development Expenses.”

D. Trend Information

Other than as disclosed in “Item 5. Operating and Financial Review and Prospectus—Components of Our Results of Operations” and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

See Note 2 to the audited consolidated financial statements for the year ended December 31, 2024 for additional information regarding these and our other significant accounting policies.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and senior management as of March 3, 2025. Unless otherwise stated, the address for our directors and senior management is at the Company’s registered address c/o 10 HaManofim Street, Herzeliya, 4672561, Israel.

Name	Age	Position
Sharon Carmel	54	Chief Executive Officer, Chairman , Class I Director
Danny Sandler	39	Chief Financial Officer
Tamar Shoham	50	Chief Technology Officer
Dani Megrelishvili	49	Chief Product Officer
Haggai Barel	53	Chief Operations Officer
Michael Ozeryansky	54	V.P. of Research and Development
Tal Barnoach (1)	61	Class II Director
Lluis Pedragosa (1)	46	Class III Director
Yair Shoham (1)(2)	71	Director
Osnat Michaeli (1)(2)	56	Director

(1)	Independent director (as defined under Nasdaq Stock Market Listing Rules).

(2)	External director (as defined under the Companies Law)

Sharon Carmel, Chief Executive Officer, Chairman , Class I Director

Sharon Carmel, 54, serves as our Chief Executive Officer and as the Chairman of the board of directors since he founded our company in October 2009. Prior to founding Beamr, Mr. Carmel is a serial entrepreneur with a proven track record in the software space. Prior to founding Beamr, in August 2002, Mr. Carmel co-founded, BeInSync, which developed P2P synchronization and online backup technologies. Prior to that, in January 1994, Mr. Carmel co-founded Emblaze (LON: BLZ), a software company, which developed the Internet’s first vector-based graphics player. Mr. Carmel received his training in computer science and software development during his mandatory military service in the IDF.

Danny Sandler, Chief Financial Officer

Danny Sandler, 39, serves as our Chief Financial Officer since December 2021. Mr. Sandler joined us in May 2020, and prior to his current role, served as our Director of Finance. Prior to joining us, between December 2014 and May 2020, Mr. Sandler served in various roles and, most recently as Assurance Manager, in the Hi-Tech and Life Science Practice at EY, a global accounting and consulting firm. Prior to that, between November 2011 and November 2014, Mr. Sandler was a finance associate at Seeking Alpha, a crowd-sourced content service for financial markets. Mr. Sandler holds a Bachelor’s degree in Economics and Accounting from Bar-Ilan University.

Tamar Shoham, Chief Technology Officer

Tamar Shoham, 50 , serves as our Chief Technology Officer since November 2021. Mrs. Shoham is a leading imaging and video scientist, with over 20 years’ experience in algorithm development and industry-oriented research, primarily in the field of video quality and compression. Mrs. Shoham joined us in August 2009, and prior to her current role, served as our Vice President of Technology where she led our algorithm and intellectual property development. Prior to joining us, between 2006 and 2009, Mrs. Shoham was a research fellow at the NEGEV consortium, Signal and Image Processing Lab at the Technion Institute of Technology. Prior to that, between 1997 and 2005, Mrs. Shoham served as a digital signal processing algorithm developer at Comverse Ltd. Mrs. Shoham holds a Master’s degree in Electrical Engineering from the Technion Institute of Technology and a Bachelor’s degree in Electrical Engineering from Tel Aviv University.

Dani Megrelishvili, Chief Product Officer

Dani Megrelishvili, 49, serves as our Chief Product Officer since December 2022. During his previous tenure with us, Mr. Megrelishvili led the JPEGmini business unit as Head of Product from November 2014 to November 2017, where he significantly contributed to the company's revenue growth and established JPEGmini as a recognized brand in the professional photography industry. From February 2012 to November 2014, he served as Head of User Experience. Prior to rejoining us, between January 2022 and November 2022, Mr. Megrelishvili served as product manager at Lexense Technologies Ltd., a legal-tech startup offering tools for handling and managing legal disputes. From June 2020 to December 2021, he held a product manager position at Wix.Com Ltd (NASDAQ: WIX), a cloud-based web development services company. Between August 2018 and June 2020, Mr. Megrelishvili provided strategic product consulting to technology companies, including ZOOZ Ltd. (acquired by PayU in 2018) and Augmented Intelligence Inc. Earlier in his career, Mr. Megrelishvili co-founded and led a startup that developed an innovative content creation platform for enterprise customers.

Haggai Barel, Chief Operations Officer

Haggai Barel, 53, has served as our Chief Operations Officer since June 2024. Mr. Barel is a seasoned entrepreneur with extensive experience of founding and leading public companies. Prior to joining Beamr, Mr. Barel previously served as the chief executive officer and founder of Deep, a company leveraging AI to create contextual visual storytelling elements and automate video production, which was acquired in 2023. Prior to that role, Mr. Barel previously founded Orca Interactive, which was a leading IPTV provider, and served as its chief executive officer from 1995 to 2012, during which time it went public on the London Stock Exchange in 2004, and was acquired by Orange (France Telecom) in 2012. From 2012 to 2015, Mr. Barel served as the Deputy CEO VO &; CEO Orca Interactive where he led the integration of Orca Interactive and Orange (France Telecom) following the merger of the two companies. Mr. Barel holds a bachelor’s degree in computer science from The Academic College and today serves on the Board Of Trustees. of Tel Aviv-Yafo, Israel. Mr. Barel is also a graduate of the Presidents Program in management from Harvard Business School and a member of YPO (Young Presidents Organization) global leadership.

Michael Ozeryansky, V.P. of Research and Development

Michael Ozeryansky, 54, serves as our Vice President of Research and Development since August 2023. Mr. Ozeryansky brings more than two decades of experience in management and software development. Prior to joining us, from February 2023 and July 2023, Mr. Ozeryansky was the V.P. of R&D at Bond Sports. Prior to that, between 2021 and 2023, Mr. Ozeryansky served as a V.P. of Engineering at Keepy AI, and between 2015 and 2021, Mr. Ozeryansky served as the Head of Engineering at Sense Education. Mr. Ozeryansky holds a Master’s degree in Management of Technological Companies from The Israeli College of Management and a Bachelor’s degree in Mathematics and Computer Sciences from Bar-Ilan University.

Tal Barnoach, Class II Director

Tal Barnoach, 61, serves as a board member in our company since January 2014. Mr. Barnoach is a general partner at Disruptive VC, a venture capital fund since July 2014 Disruptive Opportunity Fund since 2018 and Disruptive AI since 2020. Besides his role as a general partner in Disruptive and serving as a board member of Beamr, Mr. Barnoach serves as a board member in several other technological companies like Idomoo, Anodot, Tailor Brands, Bit, Lumen, Deep, Replix, Qwilt, Minta and more. Over the last 20 years, Mr. Barnoach has founded and led companies such as S.E.A. Multimedia (which went public in 1996), Orca Interactive (acquired by France Telecom in 2008), BeInsync (acquired by Phoenix Technologies in 2008) and Dotomi (acquired by ValueClick in 2011). Mr. Barnoach holds a B.A. degree in economics from Tel Aviv University.

Lluis Pedragosa, Class III Director

Liuis Pedragosa, 46, serves as a board member in our company since August 2016, and was appointed by our shareholder, Marker LLC. Since May 2018, Mr. Pedragosa is a managing partner and the Chief Financial Officer of Team8, a cybersecurity and fintech company creation platform and a venture capital fund. Prior to that, between December 2012 and April 2018, Mr. Pedragosa was a partner and founding team member at Marker LLC, a venture capital firm with over $400 million under management. Besides his role in Team8 and serving as a board member of Beamr, Mr. Pedragosa serves as a board member in Screenz, and as a board observer in Overwolf Ltd. Mr. Pedragosa holds a Master’s degree in Business Administration from The Wharton School of the University of Pennsylvania, a Master’s degree in International Studies from the University of Pennsylvania, and a Bachelor’s of science in Business Administration from ESADE Business School.

Yair Shoham, Director

Yair Shoham, 71, serves as a board member in our company since March 2023. Mr. Shoham brings more than two decades of global experience in venture capital and is a serial entrepreneur with a track record in the software and hardware spaces. Prior to joining us, between 2018 and December 2021, Mr. Shoham served as Managing Director and Israel Country Manager at Intel Capital, the venture arm of Intel Corporation. Prior to this role, between July 2012 and 2018, he served as Investment Director at Intel Capital. Prior to that, between 1999 and 2012, Mr. Shoham served as General Partner at Genesis Partners, a leading early stage Israel-based venture capital firm. During his career, Mr. Shoham has founded and led several companies such as VDOnet Corp. (acquired by Citrix Systems, Inc.), Butterfly VLSI Ltd. (acquired by Texas Instruments Incorporated), and RFWaves Ltd. (acquired by Vishay Intertechnology Inc.). Between 1995 and 2006, Mr. Shoham served as an independent board member at M-Systems Ltd., until the company was acquired by SanDisk Corporation. Mr. Shoham holds a Juris Doctor degree from Loyola University School of Law and a Bachelor’s degree in psychology from the University of Haifa.

Osnat Michaeli, Director

Osnat Michaeli, 56, serves as a board member in our company since March 2023. Ms. Michaeli brings more than two decades of global experience in finance and operations. She currently provides financial services as an external consultant to start-up companies in Israel Between May 2019 and August 2021, Ms. Michaeli served as Chief Financial Officer at Twine Solutions Ltd, a leading digital thread-dyeing technology company. Between March 2017 and May 2019, Ms. Michaeli served as Chief Financial Officer at Cardo Systems Ltd., a leading company for Bluetooth® and Dynamic Mesh Communication, and entertainment systems for motorcycle riders. Prior to that, between March 2011 and August 2015, Ms. Michaeli served as Chief Financial Officer at Kornit Digital Ltd., an international manufacturing company, which produces high-speed industrial inkjet printers, pigmented ink, and chemical products, where she held a key role in leading the company to its Initial Public Offering in 2015 (NASDAQ: KRNT). Ms. Michaeli holds a Bachelor’s degree in economics and a Master’s degree in Business Administration, both from Tel Aviv University.

B. Compensation

The aggregate compensation we paid to our top five executive officers and directors for the year ended December 31, 2024, was approximately $1.2 million. This amount includes approximately $0.1 million paid, set aside or accrued to provide pension, severance, retirement or similar benefits or expenses and $0.2 million share based compensation expenses, but does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. As of December 31, 2024, options to purchase 927,574 ordinary shares granted to our officers and directors were outstanding under our share option plan at a weighted average exercise price of $2.95 per share, of which 389,913 options were vested as of such date.

In accordance with the Companies Law, the table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2024. For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Name and Principal Position	Salary(1)	Bonus(2)	Equity-Based Compensation(3)	Other Compensation	Total
	(USD in thousands)
Sharon Carmel, CEO(4)	188	24	—	—	212
Danny Sandler, CFO	164	22	34	—	220
Dani Megrelishvili, CPO	180	22	146	—	348
Tamar Shoham, CTO	188	22	14	—	224
Michael Ozeryansky, VP R&D	173	24	11	—	208

(1)	Salary includes the officer’s gross salary plus payment by us of social benefits on behalf of the officer. Such benefits may include payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), pension, severance, risk insurance (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(2)	Represents annual bonuses granted to the officer based on formulas set forth in the respective resolutions of our Compensation Committee and Board of Directors with respect to 2024.

(3)	Represents the equity-based compensation expenses recorded in our financial statements for the year ended December 31, 2024, based on the securities’ fair value on the grant date, calculated in accordance with applicable accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 12 to our financial statements included in this Annual Report.

(4)	On May 22, 2024, our compensation committee approved adjustments of the compensation terms of Mr. Carmel for his duties as our Chief Executive Officer, following which his salary was increased by NIS 20 thousand, subject the approval of our shareholders at a general meeting of the shareholders, which was approved on August 5, 2024.

For so long as we qualify as a foreign private issuer, we will not be required to comply with the proxy rules applicable to U.S. domestic companies regarding disclosure of the compensation of certain executive officers on an individual basis. Pursuant to the Companies Law, we are required, after we become a public company, to disclose the annual compensation of our five most highly compensated officers or directors on an individual basis. This disclosure will not be as extensive as that required of a U.S. domestic issuer.

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

Under our amended and restated articles of association, as amended at our annual general meeting of shareholders held in August 2024, our directors (who shall be elected and serve in office in strict accordance with the provisions of the Companies Law, if so required by the Companies Law) are divided into three classes with staggered three-year terms.  Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors.  At each annual general meeting of our shareholders beginning in 2025, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election.  Each said director holds office until the third annual general meeting of our shareholders and until his or her successor is duly appointed, unless the tenure of such director expires earlier pursuant to the Companies Law and our amended and restated articles of association, or unless removed from office by a majority vote of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events.

Our directors are divided among three classes as follows:

●	the Class I director is Mr. Sharon Carmel, who will hold office until our annual general meeting of shareholders to be held in 2025;

●	the Class II director is Mr. Tal Barnoach, who will hold office until our annual general meeting of shareholders to be held in 2026; and

●	the Class II director is Mr. Lluis Pedragosa, who will hold office until our annual general meeting of shareholders to be held in 2027.

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

Our compensation policy will also address our executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. For example, the compensation that may be granted to an executive officer may include: base salary, annual bonuses, equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. In addition, our compensation policy will provide for maximum permitted ratios between the total variable (cash bonuses and equity-based compensation) and non-variable (base salary) compensation components, in accordance with an officer’s respective position with the company.

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

D. Employees.

See “Item 4.B. Business Overview—Employees.”

E. Share Ownership.

See “Item 7.A. Major Shareholders” below.

Share Option Plans

2010 Option Plan

In December 22, 2010, our board of directors adopted our 2010 Option Plan, or the 2010 Plan. We are no longer granting options under the 2010 Plan and currently grant options under the 2015 Plan (as defined below). There are currently 18,360 ordinary shares resulting from the exercise of certain options granted under the 2010 Plan which are held in trust in favor of the employees who exercised such options. We maintain the 2010 Plan in order to allow our employees to enjoy certain tax benefits under Israeli tax law. Of the 120,260 outstanding options as of March 3, 2025 under the 2010 Plan, all options were fully vested.

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

2015 Share Incentive Plan

The 2015 Share Incentive Plan, or the 2015 Plan, was adopted by our board of directors on January 1, 2015 and its expiration was extended thereby until December 31, 2025. The 2015 Plan provides for the grant of equity-based incentive awards to our employees, directors, office holders, service providers and consultants in order to incentivize them to increase their efforts on behalf of the company and to promote the success of our business.

Authorized Shares. As of March 3, 2025, there are 935,419 ordinary shares reserved and available for issuance under the 2015 Plan.

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

There was no erroneously awarded compensation that was required to be recovered pursuant to the Beamr Imaging Ltd. Executive Officer Clawback Policy during the fiscal year ended December 31, 2024.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 3, 2025 by:

●	each of our directors and senior management;

●	all of our directors and senior management as a group; and

●	each person (or group of affiliated persons) known by us to be the beneficial owner of 5% or more of the outstanding ordinary shares.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days from March 3, 2025 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on ordinary shares issued and outstanding as of March 3, 2025.

Based upon a review of the information provided to us by our transfer agent, as of March 3, 2025, there was one holder of record of our ordinary shares, holding approximately 69% of our outstanding ordinary shares, that had a registered address in the United States. This number is not representative of the number of beneficial holders of our shares, nor is it representative of where such beneficial holders reside, since all of these shares held of record in the United States were held through Cede & Co., the nominee company of the Depository Trust Company, on behalf of hundreds of firms of brokers and banks in the United States, who in turn held such shares on behalf of several thousand clients and customers. We have also set forth below information known to us regarding any significant change in the percentage ownership of our ordinary shares by any major shareholders during the past three years. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

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

Name of beneficial owner	Number of Shares beneficially owned	Percentage of Shares beneficially owned
5% or Greater Shareholder
Disruptive Technologies III L.P.(1)	976,320	6.3%
Directors and Executive Officers
Sharon Carmel(2)	3,568,190	23%
Danny Sandler(3)	57,250	*
Tamar Shoham(4)	105,800	*
Dani Megrelishvili(5)	149,967	1%
Haggai Barel (6)	-	-
Michael Ozeryansky (7)	18,750	*
Tal Barnoach(8)	124,849	*
Lluis Pedragosa(9)	13,728	*
Yair Shoham(9)	13,728	*
Osnat Michaeli(9)	13,728	*
All directors, director nominees and executive officers as a group (10 persons)	4,065,990	26.2%

*	Indicates beneficial ownership of less than 1% of the total ordinary shares outstanding.

(1)	Consists of 976,320 ordinary shares held by Disruptive Technologies III L.P. Disruptive Technology Ltd is the general partner of Disruptive Technologies L.P & Disruptive Technologies III L.P, Tal Barnoach and Adam Rothstein holds the GP and therefore they are deemed to have voting and dispositive power concerning the shares. The address of the principal office of Technologies L.P & Disruptive Technologies III L.P is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(2)	Consists of 3,568,190 ordinary shares.

(3)	Consists of 57,250 options to purchase ordinary shares that are currently exercisable or will be exercisable within 60 days from March 3, 2025. Does not include 42,750 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 3, 2025.

(4)	Consists of 105,800 options to purchase ordinary shares that are currently exercisable or will be exercisable within 60 days from March 3, 2025. Does not include 2,500 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 3, 2025.

(5)	Consists of 12,000 ordinary shares, and (ii) 137,967 options to purchase ordinary shares that are currently exercisable or will be exercisable within 60 days from March 3, 2025. Does not include 107,307 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 3, 2025.

(6)	Does not include 300,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 3, 2025.

(7)	Consists of 18,750 options to purchase ordinary shares that are currently exercisable or will be exercisable within 60 days from March 3, 2025. Does not include 31,250 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 3, 2025.

(8)	Consists of (i) 63,121 ordinary shares and (ii) options to purchase 61725 ordinary shares that are currently exercisable or will be exercisable within 60 days from March 3, 2025. Does not include 5,272 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 3, 2025. The ordinary shares do not include shares held by Disruptive Technologies III L.P. or Disruptive Technologies L.P.

(9)	Consists of 13,728 options to purchase ordinary shares that are currently exercisable or will be exercisable within 60 days from March 3, 2025. Does not include 5,272 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 3, 2025.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2021.

B. Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we, or our subsidiaries, are party since January 1, 2024.

Sharon Carmel Management

On November 1, 2009, we entered into a services agreement with Sharon Carmel Management Ltd., or SCM, a company owned by our Chief Executive Officer and Chairman, Sharon Carmel, according to which we receive consulting services for a current monthly gross amount of NIS 45,000 from Mr. Carmel as our full time Chief Executive Officer.

In addition, on February 16, 2022, we entered into an addendum to the services agreement with SCM under which it was agreed that (i) the term of the services agreement with SCM was extended until December 31, 2025 and (ii) the current liability towards SCM as was accrued for services rendered under the services agreement over a period commencing January 1, 2020 through February 16, 2022 in total amount of $359,000, or the Current Liability, will be paid in 18 equal installments (without an interest) starting on March 1, 2022, or the Commencement Date. However, in the event that we did not have available sufficient funds in any such payment date from and after the Commencement Date to repay the installments of the Current Liability and/or the on-going fee owed to SCM or in the event that we determine that according to the following 12-months period budget that we shall not have available sufficient funds to pay such installments and/or the on-going fee, then SCM agreed to postpone such payments owed to it until we will have such sufficient funds. Any unpaid on-going fee payments would be added to the Current Liability. Following the completion of our initial public offering, which closed in March 2023, the Current Liability was equal to $462,000 was paid in 18 equal installments (without an interest) that commenced in March 2023. As of December 31, 2024, the Current Liability was repaid in full.

On May 22, 2024, the Company's Compensation Committee approved adjustments of the compensation terms and of the Founder for his duties as Chief Executive Officer of the Company, following which his salary shall be increased by NIS 20 thousand, subject the approval of the Company’s shareholders at a general meeting of the shareholders, which was approved on August 5, 2024

Agreements and Arrangements With, and Compensation of Executive Officers

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

Israeli Tax Considerations and Government Programs

The following is a brief summary of the material Israeli tax laws applicable to us and certain Israeli Government programs that benefit us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

General Corporate Tax Structure in Israel

Israeli resident (as defined below) companies, such as us, are generally subject to corporate tax at the rate of 23% since 2018. However, the effective tax rate imposed on a company that derives income from a Preferred Enterprise or a Preferred Technology Enterprise (as discussed below) may be considerably lower. Capital gains derived by an Israeli company are generally subject to tax at the prevailing corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969 (the “Industry Encouragement Law”), grants several tax benefits for “Industrial Companies.”

The Industry Encouragement Law defines an “Industrial Company” as a company resident in Israel, of which 90% or more of its income in any tax year, other than income deriving from defense loans, and is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production (and several other activities listed in the said law, and are associated with industrial production).

The following corporate tax benefits, among others, are available to Industrial Companies:

●	amortization over an eight-year period of the cost of patents and/or rights to use a patent and know-how which were purchased in good faith and/or are used for the development or advancement of the Industrial Enterprise over an eight-year period;

●	deduction of expenses incurred in connection with the issuance and listing of shares on a stock market over a three-year period; and

●	under certain conditions, an election to file its tax returns along with related Israeli Industrial Companies.

There can be no assurance that we currently qualify, or will continue to qualify, as an Industrial Company or that the benefits described above will be available in the future.

Law for the Encouragement of Capital Investments, 5719-1959

Tax Benefits for Income from Preferred Enterprise

The Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”), currently provides certain tax benefits for income generated by “Preferred Companies” from their “Preferred Enterprises.” The definition of a Preferred Company includes, inter alia, a company incorporated in Israel and that is not wholly owned by a governmental entity, which:

●	owns a Preferred Enterprise, which is defined as an “Industrial Enterprise” (as defined under the Investment Law) that is classified as either a “Competitive Enterprise” (as defined under the Investment Law) or a “Competitive Enterprise in the Field of Renewable Energy” (as defined under the Investment Law);

●	is controlled and managed from Israel;

●	is not a “Family Company,” a “Home Company,” or a “Kibbutz” (collective community) as defined under the Income Tax Ordinance;

●	keeps acceptable ledgers and files reports in accordance with the provisions of the Investment Law and the Income Tax Ordinance; and

●	was not, and certain officers of which were not, convicted of certain crimes in the 10 years prior to the tax year with respect to which benefits are being claimed.

As of January 1, 2017, a Preferred Company is currently entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in development area A, in which case the rate is currently 7.5% (our operations are currently not located in development area A).

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to tax at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, such dividends should be exempt from tax (although, if such dividends are subsequently distributed to non-Israeli individuals or a non-Israeli company, tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply).

If in the future we generate taxable income, to the extent that we qualify as a “Preferred Company,” the benefits provided under the Investment Law could potentially reduce our corporate tax liabilities. Therefore, the termination or substantial reduction of the benefits available under the Investment Law could materially increase our tax liabilities.

Tax Benefits for Income from Preferred Technology Enterprise

An amendment to the Investment Law was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and entered into effect as of January 1, 2017 (the “2017 Amendment”). The 2017 Amendment provides additional tax benefits to Preferred Companies for “Technology Enterprises,” as described below, and is in addition to the Preferred Enterprise regime provided under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and may thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development area A. In addition, a Preferred Technology Enterprise may enjoy a reduced capital gains tax rate of 12% on capital gain derived from the sale of certain “Benefited Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, pending that the sale receives is pre-approved by the IIA.

Dividends distributed by a Preferred Technology Enterprise that are paid out of Preferred Technology Income are subject to tax at the rate of 20%, but if they are distributed to a foreign company and at least 90% of the shares of the distributing company are held by foreign resident companies then the tax rate may be as low as 4%, subject to the fulfillment of certain conditions.

As we have not yet generated taxable income, there is no assurance that we qualify as a Preferred Technology Enterprise or that the benefits described above will be available to us in the future.

If in the future we generate taxable income, to the extent that we qualify as a “Preferred Company,” the benefits provided under the Investment Law could potentially reduce our corporate tax liabilities. Therefore, the termination or substantial reduction of the benefits available under the Investment Law could materially increase our tax liabilities.

The Encouragement of Research, Development and Technological Innovation in the Industry Law 5744

Under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984) (“Innovation Law”), and the regulations and guidelines promulgated thereunder, research and development programs which meet specified criteria and are approved by a committee of the IIA, are eligible for grants. The grants awarded are typically up to 50% of the project’s expenditures, as determined by the research committee. The grantee is required to pay royalties to the State of Israel from the sale of products developed under the program. Regulations under the Innovation Law generally provide for the payment of royalties of 3% to 6% on income generated from products and services based on technology developed using grants, until 100% of the grant, linked to the dollar and bearing interest at the LIBOR rate, is repaid. In July 2017, new regulations came into force. According to the new regulations, the royalties range between 1.3-5% depending on the company’s size and sector. The terms of the IIA participation also require that products developed with IIA grants be manufactured in Israel and that the know-how developed thereunder may not be transferred outside of Israel, unless approval is received from the IIA and additional payments are made to the IIA. However, this does not restrict the export of products that incorporate the funded know-how. The royalty repayment ceiling can reach up to three times the amount of the grant received (plus interest) if manufacturing is transferred outside of Israel, and repayment of up to six times the amount of the grant (plus interest) may be required if the technology itself is transferred outside of Israel or license to use it was granted to a foreign entity.

Taxation of our Shareholders

Capital Gains Tax

Israeli law generally imposes a capital gains tax (i) on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and (ii) on the sale of capital assets located in Israel, including shares of Israeli companies, by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or a foreign currency exchange rate between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Israeli Residents

Generally, as of January 1, 2012 and thereafter, the tax rate applicable to real capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “substantial shareholder” (SSH) at the time of the sale or at any time during the 12-month period preceding such sale, the tax rate will be 30%. A “substantial shareholder” is defined as one who holds, directly or indirectly, alone or “together with another” (i.e., together with a relative, or together with someone who is not a relative but with whom, according to an agreement, there is regular cooperation in material matters of the company, directly or indirectly), directly or indirectly, at least 10% of any of the “means of control” in the company. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or instruct someone who holds any of the aforementioned rights regarding the manner in which such rights are to be exercised. However, different tax rates will apply to dealers in securities. Israeli companies are subject to capital gains tax at the regular corporate tax rate (i.e., 23% for the tax year 2018 and thereafter) on real capital gains derived from the sale of listed shares.

As of January 1, 2024, Israeli resident shareholders who are individuals with taxable income that exceeds NIS 721,560 in a tax year (linked to the Israeli consumer price index each year) will be subject to an additional tax at the rate of 3% on the portion of their taxable income for such tax year that is in excess of NIS 721,560 (linked to the Israeli consumer price index each year). For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions.

In some instances where our shareholders are liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source.

Non-Israeli Residents

A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli resident corporations will not be entitled to the foregoing exemption if (i) an Israeli resident has a controlling interest, directly or indirectly, alone, “together with another” (as defined above), or together with another Israeli resident, of more than 25% in one or more of the “means of control” (as defined above) in such non-Israeli resident corporation, or (ii) Israeli residents are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli resident corporation, whether directly or indirectly.

In addition, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, pursuant to the provisions of the Convention between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), capital gains arising from the sale, exchange or disposition of our ordinary shares by (i) a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty, (ii) who holds the shares as a capital asset, and (iii) who is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty generally is generally exempt from Israeli capital gains tax. Such exemption will not apply if: (i) such person holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange, or disposition, subject to particular conditions; (ii) the capital gains from such sale, exchange, or disposition are attributable to a permanent establishment in Israel; or (iii) such person is an individual and was present in Israel for 183 days or more during the relevant tax year. In such case, the capital gain arising from the sale, exchange, or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, the taxpayer may be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange, or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to refrain from withholding at source at the time of sale.

It should be noted that in the event that the real capital gain realized by an individual shareholder is not exempt from tax in Israel, the tax rates applicable to Israeli resident individual shareholders should generally apply.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source.

Taxation of Dividend Distributions

Israeli Residents

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends). As of January 1, 2012 and thereafter, the tax rate applicable to such dividends is generally 25%. With respect to a person who is a “substantial shareholder” (as defined above) at the time the dividend is received or at any time during the preceding 12-month period, the applicable tax rate is 30%. Dividends paid from income derived from Preferred Enterprises and Preferred Technology Enterprises will generally be subject to income tax at a rate of 20%.

As of January 1, 2024, Israeli resident shareholders who are individuals with taxable income that exceeds NIS 721,560 in a tax year (linked to the Israeli consumer price index each year) will be subject to an additional tax at the rate of 3% on the portion of their taxable income for such tax year that is in excess of NIS 721,560 (linked to the Israeli consumer price index each year). For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions.

Dividends paid to an Israeli resident individual shareholder on our ordinary shares will generally be subject to withholding tax at the rates corresponding with the income tax rates detailed above unless we are provided in advance with a withholding tax certificate issued by the Israel Tax Authority stipulating a different rate.

Notwithstanding the above, dividends paid to an Israeli resident “substantial shareholder” (as defined above) on publicly traded shares, like our ordinary shares, which are held via a “nominee company” (as defined under the Israeli Securities Law), are generally subject to Israeli withholding tax at a rate of 25%, unless a different rate is provided under an applicable tax treaty, provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance.

If the dividend is attributable partly to income derived from a Preferred Enterprise or a Preferred Technology Enterprise and partly to other sources of income, the tax rate will be a blended rate reflecting the relative portions of the various types of income. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

Israeli resident companies are generally exempt from tax on the receipt of dividends paid on our ordinary shares.

Non-Israeli Residents

Unless a tax relief is provided by a treaty between Israel and the shareholder’s country of residence, non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%. With respect to a person (including a corporation) who is a “substantial shareholder” (as defined above) at the time of receiving the dividend or at any time during the preceding 12-month period, absent treaty relief as mentioned above, the applicable Israeli income tax rate is 30%. Notwithstanding the above, dividends paid from income derived from Preferred Enterprises will be subject to Israeli income tax at a rate of 20%. In addition, dividends distributed by a Preferred Technology Enterprise that are paid out of Preferred Technology Income are subject to tax at the rate of 20%, but if they are distributed to a foreign company and at least 90% of the shares of the distributing company are held by foreign resident companies then the tax rate may be as low as 4%, subject to the fulfillment of certain conditions.

In this regard, dividends paid to a non-Israeli resident shareholder on our ordinary shares will generally be subject to withholding tax at the rates corresponding with the income tax rates detailed above unless we are provided in advance with a withholding tax certificate issued by the Israel Tax Authority stipulating a different rate (e.g., in accordance with the provisions of an applicable tax treaty).

Notwithstanding the above, dividends paid to a non-Israeli resident “substantial shareholder” (as defined above) on publicly traded shares, like our ordinary shares, which are held via a “nominee company” (as defined under the Israeli Securities Law), are generally subject to Israeli withholding tax at a rate of 25%, unless a different rate is provided under an applicable tax treaty, provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance.

In addition, it should be noted that an additional 3% tax might be applicable to individual shareholders if certain conditions are met.

Under the U.S.-Israel Tax Treaty, the maximum Israeli tax on dividends paid to a holder of ordinary shares who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty is 25%. Such tax rate is generally reduced to 12.5% if: (i) the shareholder is a U.S. corporation and holds at least 10% of the outstanding shares of our voting stock during the part of our tax year that precedes the date of payment of the dividends and during the whole of our prior tax year; (ii) not more than 25% of our gross income in the tax year preceding the payment of the dividends consists of interest or dividends, other than dividends or interest received from subsidiary corporations 50% or more of the outstanding shares of voting stock of which is owned by us at the time such dividends or interest are received by us; and (iii) the dividends are not sourced from income derived during a period for which we were entitled to the reduced tax rate applicable to a Preferred Enterprise under the Investment Law. If the dividends are sourced from income derived during a period for which we are entitled to the reduced tax rate applicable to a Preferred Enterprise or a Preferred Technology Enterprise under the Investment Law, to the extent that the first two conditions detailed above are met, the Israeli tax rate applicable to such dividends should be 15%.

If the dividend is attributable partly to income derived from a Preferred Enterprise or a Preferred Technology Enterprise and partly to other sources of income, the tax rate will be a blended rate reflecting the relative portions of the various types of income. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

Estate and gift tax

Israeli law presently does not impose estate tax.

Israeli law also does not presently impose gift taxes upon the transfer of assets to Israeli resident individuals so long as it is demonstrated to the satisfaction of the Israel Tax Authority that the transfer was executed in good faith..

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

We believe that we were not a PFIC for the year ended December 31, 2024 and we will not be a PFIC for the current taxable year, although we have not determined whether we will be a PFIC in the foreseeable future. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ordinary shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

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

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder generally is required to file an IRS Form 8621 with such U.S. Holder’s U.S. federal income tax return and provide such other information as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. Holder’s taxable years being open to audit by the IRS until such forms are properly filed.

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

Foreign Currency and Exchange Risk

Our functional currency and all of our subsidiaries all of which are primarily a direct and integral component of our operation is the U.S. dollars, as the U.S. dollars is the primary currency of the economic environment in which us and our subsidiaries have operated (which is the currency of the environment in which an entity primarily generates cash) and expects to continue to operate in the foreseeable future. Our sales are mainly denominated in U.S. dollars. A significant portion of our operating costs are in Israel and in Russia, consisting principally of salaries and related personnel expenses, and facility expenses, which are denominated in NIS and RUB. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS and RUB. Furthermore, we anticipate that a significant portion of our expenses will continue to be denominated in NIS and RUB. We do not hedge against currency risk. A hypothetical 10% change in foreign currency exchange rates applicable to our business would have had an impact on our results for the year ended December 31, 2024 of $0.5 million due to NIS, and $0.01 million due to RUB.

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

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on that assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

As part of such remediation plan, in July 2023, we appointed the SOX Consultant for the provision of internal audit and Sarbanes Oxley advisory services as part of measures that we undertook to address the internal control deficiencies that have been identified. Since July 2023, we worked together with the SOX Consultant to build internal control processes and controls to ensure our internal control over financial reporting is effective. As of the year ended December 31, 2024, we did not have material weaknesses. Except for additional personnel costs, the cost of systems and the costs of our third-party service providers, we do not expect to incur any material costs related to our remediation plan.

Based on the results of this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

Except as described above, during the year ended December 31, 2024, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information regarding fees paid by us to Fahn Kanne & Co. Grant Thornton Israel, an independent registered public accounting firm, for all services, including audit services, for the years ended December 31, 2024 and 2023:

	2024	2023
(USD)
Audit fees (1)	156	126
Tax fees(2)	-	1
All other fees	-	0
Total	156	127

(1)	The audit fees for the years ended December 31, 2024 and 2023 includes professional services rendered in connection with the audit of our annual consolidated financial statements and the review of our consolidated interim financial statements, our statutory tax audits and assistance with review of documents filed with the SEC.

(2)	Tax fees include professional services rendered in substance related to receive a certificate from the Israeli tax authority for an exemption or a reduction of withholding tax at the source regarding transfer of funds.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted a statement of trading policies that governs the trading in our securities by our directors, officers and certain other covered persons, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of the Insider Trading Policy is included as Exhibit 11.1 to this annual report. In addition, with regard to any trading in our own securities, it is our policy to comply with the federal securities laws and the applicable exchange listing requirements.

ITEM 16K. CYBERSECURITY

We have developed and maintain a cybersecurity risk management program, consisting of cybersecurity policies, procedures, compliance and awareness programs to mitigate risk and to ensure compliance with security, availability and confidentiality trust principles. The cybersecurity process has been integrated into our overall risk management system and process, and is internally managed by our R&D department as well as our internal auditor, Deloitte & Co. Israel. Management is responsible for identifying risks that threaten achievement of the control activities stated in the management’s description of the services organizations systems. Management has implemented a process for identifying relevant risks that could affect the organization’s ability to provide secure and reliable service to its users. The risk assessment occurs annually, or as business needs change, and covers identification of risks that could act against the company’s objectives as well as specific risks related to a compromise to the security of data. See “Item 3.D Risk Factors— Risks Related to Information Technology, Intellectual Property and Data Security and Privacy—If we or our third-party service providers experience a security breach, data loss or other compromise, including if unauthorized parties obtain access to our customers’ data, our reputation may be harmed, demand for our products and services may be reduced, and we may incur significant liabilities.”

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

ITEM 19. EXHIBITS.

Exhibit No.	Description
1.1*	Amended and Restated Articles of Association of the Registrant
2.1*	Description of Securities Registered under Section 12
4.1	Specimen share certificate of the Registrant (filed as Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on August 15, 2022, and incorporated herein by reference)
10.1	Form of Indemnification Agreement (filed as Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on February 22, 2022, and incorporated herein by reference)
10.2+	2010 Option Plan (filed as Exhibit 10.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on February 22, 2022, and incorporated herein by reference)
10.3+	2015 Share Incentive Plan (filed as Exhibit 10.3 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on February 22, 2022, and incorporated herein by reference)
10.4+	Compensation Policy (filed as Exhibit 10.4 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 4, 2024, and incorporated herein by reference)
10.5	Warrant to Purchase Shares issued February 19, 2017 to Silicon Valley Bank (filed as Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on February 22, 2022, and incorporated herein by reference)
10.6	Form of Advance Investment Agreement dated August 6, 2019 (filed as Exhibit 10.7 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on February 22, 2022, and incorporated herein by reference)
10.7	Warrant to Purchase Stock issued April 29, 2021 to Silicon Valley Bank (filed as Exhibit 10.10 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on February 22, 2022, and incorporated herein by reference)
10.8	Form of Advance Investment Agreement dated August 26, 2021 (filed as Exhibit 10.11 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on February 22, 2022, and incorporated herein by reference)
10.9^	Funding Agreement dated as of July 5, 2022 between IBI Spikes Ltd. and Beamr Imaging Ltd. (filed as Exhibit 10.13 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on July 12, 2022, and incorporated herein by reference)

10.10	Form of Representative’s Warrant (filed as Exhibit 4.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on August 15, 2022, and incorporated herein by reference)
10.11	Form of Representative’s Warrant (filed as Exhibit 4.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on May 30, 2023, and incorporated herein by reference)
11.1*	Insider Trading Policy
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350
13.2*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350
15.1*	Consent of Fahn Kanne & Co., the Israeli member firm of Grant Thornton International Ltd, an independent registered public accounting firm
21.1	List of Subsidiaries of the Registrant (filed as Exhibit 21.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on February 22, 2022, and incorporated herein by reference)
97.1+	Clawback Policy (filed as Exhibit 97.1 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 4, 2024, and incorporated herein by reference)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

+	Indicates a management contract or any compensatory plan, contract or arrangement.

^	Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

BEAMR IMAGING LTD.

Date: March 4, 2025	By:	/s/ Sharon Carmel
Sharon Carmel
Chief Executive Officer

BEAMR IMAGING LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

BEAMR IMAGING LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	Fahn Kanne & Co.
Board of Directors and Shareholders	Head Office
Beamr Imaging Ltd.	32 Hamasger Street
Tel-Aviv 6721118, ISRAEL
PO Box 36172, 6136101

T +972 3 7106666
F +972 3 7106660
www.gtfk.co.il

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Beamr Imaging Ltd. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ FAHN KANNE & CO. GRANT THORNTON ISRAEL

We have served as the Company’s auditor since 2021.

Tel Aviv, Israel

March 4, 2025

Certified Public Accountants

Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd

BEAMR IMAGING LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands except share and per share amounts)

		As of December 31,
	Note	2024	2023
ASSETS
Current assets:
Cash	3	$16,483	$6,116
Trade receivables		506	597
Other current assets	4	195	132
Total current assets		17,184	6,845

Non-current assets:
Property and equipment, net		43	19
Intangible assets, net	5	489	280
Goodwill	5	4,379	4,379
Total non-current assets		4,911	4,678

Total assets		$22,095	$11,523

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current maturities of loan, net	6	$250	$330
Account payables		10	7
Deferred revenue	2M	30	27
Liability to controlling shareholder, net	13	-	199
Other current liabilities	7	677	458
Total current liabilities		967	1,021

Non-current liabilities:
Loan, net of current maturities	6	$-	$170
Derivative warrants liability	8	50	72
Total non-current liabilities		50	242

Commitments and contingent liabilities	9

Shareholders’ equity:	10
Ordinary shares, par value NIS 0.05 per (the “Ordinary Shares”):
Authorized: 222,000,000 shares at December 31, 2024 and 2023; Issued and outstanding: 15,518,794 and 13,051,343 shares at December 31, 2024 and 2023, respectively		213	179
Additional paid-in capital		55,889	41,752
Accumulated deficit		(35,024)	(31,671)
Total shareholders’ equity		21,078	10,260

Total liabilities and shareholders’ equity		$22,095	$11,523

The accompanying notes are an integral part of these consolidated financial statements.

BEAMR IMAGING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(U.S. dollars in thousands except share and per share amounts)

		Year ended December 31,
	Note	2024	2023	2022

Revenue	15	$3,064	$2,909	$2,863
Cost of revenue		(240)	(96)	(98)
Gross profit		2,824	2,813	2,765

Research and development expenses		(2,893)	(1,824)	(2,063)
Sales and marketing expenses		(678)	(361)	(905)
General and administrative expenses		(2,468)	(1,506)	(828)

Operating loss		(3,215)	(878)	(1,031)

Financing income (expenses), net	12	(92)	222	(165)

Loss before taxes on income		(3,307)	(656)	(1,196)

Taxes on income	14	(46)	(39)	(52)

Net loss and comprehensive loss for the year	2T	$(3,353)	$(695)	$(1,248)

Basic net loss per share		$(0.22)	$(0.06)	$(0.48)

Weighted average number of Ordinary Shares used in computing basic net loss per share		15,167,476	11,194,097	2,578,760

Diluted net loss per share		$(0.22)	$(0.09)	$(0.48)

Weighted average number of Ordinary Shares used in computing diluted net loss per share		15,167,476	11,449,811	2,578,760

The accompanying notes are an integral part of these consolidated financial statements.

BEAMR IMAGING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands except share and per share amounts)

	Ordinary shares		Convertible Ordinary 1 and 2 shares		Convertible Preferred shares		Additional paid-in	Accumulated
	Number	Amount	Number	Amount	Number	Amount	capital	deficit	Total

Balance as of January 1, 2022	2,578,760	$51	1,496,880	$5	5,714,400	$78	$30,041	$(29,721)	$454

Contribution to equity due to free interest loan from controlling shareholder (Note 13)	-	-	-	-	-	-	112	-	112
Share-based compensation (Note 11)	-	-	-	-	-	-	222	-	222
Net loss for the year	-	-	-	-	-	-	-	(1,248)	(1,248)

Balance as of December 31, 2022	2,578,760	$51	1,496,880	$5	5,714,400	$78	$30,375	$(30,969)	$(460)

Issuance of Ordinary Shares upon completion of an initial public offering, net of offering expenses (Note 10B)	1,950,000	27	-	-	-	-	6,355	-	6,382
Voluntary conversion of all shares with preferences over Ordinary Shares into Ordinary Shares (Note 10B)	7,211,280	83	(1,496,880)	(5)	(5,714,400)	(78)	-	-	-
Automatic conversion of all convertible advanced investments into Ordinary Shares (Note 10B)	1,142,856	16	-	-	-	-	4,555	-	4,571
Deemed dividend resulted from trigger of down round protection feature of certain warrants granted (Note 10B)	-	-	-	-	-	-	7	(7)	-
Share-based compensation (Note 11)	-	-	-	-	-	-	413	-	413
Exercise of options into ordinary shares (Note 11)	168,447	2	-	-	-	-	47	-	49
Net loss for the year	-	-	-	-	-	-	-	(695)	(695)

Balance as of December 31, 2023	13,051,343	$179	-	$-	-	$-	$41,752	$(31,671)	$10,260

Issuance of Ordinary Shares upon completion of a public offering (including exercise of over-allotment option), net of offering expenses (Note 10C)	1,971,300	27	-	-	-	-	12,259	-	12,286
Issuance of Ordinary Shares upon cashless exercise of Warrants (Note 10D)	95,120	1	-	-	-	-	(1)	-	-
Amount classified to equity upon determination of the exercise price (Note 8)	-	-	-	-	-	-	599	-	599
Share-based compensation (Note 11)	-	-	-	-	-	-	491	-	491
Exercise of options into ordinary shares (Note 11)	401,031	6	-	-	-	-	789	-	795
Net loss for the year	-	-	-	-	-	-		(3,353)	(3,353)

Balance as of December 31, 2024	15,518,794	$213	-	$-	-	$-	$55,889	$(35,024)	$21,078

The accompanying notes are an integral part of these consolidated financial statements.

BEAMR IMAGING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands except share and per share amounts)

	Year ended December 31
	2024	2023	2022
Cash flows from operating activities:
Net loss	$(3,353)	$(695)	$(1,248)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	170	26	28
Share-based compensation (Note 11)	418	363	222
Amortization of discount relating to straight loan received from commercial bank	31	31	14
Exchange rate differences on straight loan received from commercial bank	11	(12)	(12)
Change in the fair value of derivative warrant liability (Note 8)	577	(66)	-
Change in the fair value of convertible advanced investments	-	(269)	70
Amortization of discount relating to liability to controlling shareholder (Note 13)	10	48	40
Change in estimation of maturity date of liability to controlling shareholder (Note 13)	-	12	-
Exchange rate differences on straight loan received from controlling shareholder (Note 13)	(3)	(16)	-
Decrease (increase) in trade receivables	91	(16)	310
Decrease (increase) in other current assets	(63)	(68)	2
Increase (decrease) in account payables	3	(26)	6
Increase (decrease) in deferred revenue	3	(4)	(2)
Increase (decrease) in other current liabilities	219	33	(75)
Net cash used in operating activities	(1,886)	(659)	(645)

Cash flows from investing activities:
Purchase of property and equipment	(36)	(10)	(2)
Capitalization of internal-use software (Note 5)	(294)	(183)	-
Net cash used in investing activities	(330)	(193)	(2)

Cash flows from financing activities:
Net proceeds received upon completion of public offering transactions (Notes 10B and 10C)	12,286	6,695	-
Deferred offering costs	-	-	(98)
Repayment of principal relating to straight loan received from commercial bank	(292)	(236)	(582)
Proceeds from loan received from controlling shareholder (Note 13)	-	25	115
Repayment of Facility Fee relating to straight loan received from commercial bank	-	-	(10)
Repayment of principal relating to straight loan received from controlling shareholder (Note 13)	(206)	(258)	-
Proceeds from issuance of unit consist of straight loan and warrant granted to commercial bank, net	-	-	887
Proceeds received from exercise of options into Ordinary Shares (Note 11)	795	49	-
Net cash provided by financing activities	12,583	6,275	312

Change in cash	10,367	5,423	(335)
Cash at beginning of year	6,116	693	1,028
Cash at end of year	$16,483	$6,116	$693
Non-cash investing and financing activities:
Capitalized deferred offering costs classified into equity upon completion of initial public offering transaction (Note 10B)	$-	$(313)	$-
Contribution to equity due to free interest loan from controlling shareholder (Note 13)	$-	$-	$112
Automatic conversion of convertible advanced investments into shares (Note 10B)	$-	$4,571	$-
Deemed dividend upon trigger of down round protection (Note 10B)	$-	$7	$-
Amount classified to equity upon determination of the exercise price (Note 8)	$599	$-	$-
Share-based compensation capitalized in internal-use software	$73	$50	$-
Supplemental disclosure of cash flow information:
Interest paid	$(85)	$(133)	$(77)
Interest received	$548	$97	$-
Taxes paid	$(43)	$(38)	$(54)

The accompanying notes are an integral part of these consolidated financial statements.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share amounts)

NOTE 1 - GENERAL

A.	Operations

Beamr Imaging Ltd. (the “Company” or “Beamr”) was incorporated in October 2009 under the laws of the State of Israel and it engages mainly in the development of technology for encoding, compressing and optimizing images and videos. In February 2024, the Company launched its next generation product, Beamr Cloud, a cloud-based Software-as-a-Service (“SaaS”) solution accelerated by NVIDIA GPUs. Beamr Cloud Video SaaS, initially operating over and integrated with AWS, aims to simplify video processing and make it accessible and affordable. In June 2024, the Company made its SaaS solution available on Oracle Cloud Infrastructure.

The Company’s Ordinary Shares began trading on the Nasdaq Capital Market (the “Nasdaq”) under the ticker symbol “BMR” on February 28, 2023 in connection with its initial public offering transaction (“U.S. IPO”) (see Note 10C below).

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

The Company has devoted substantially all of its efforts to research and development, the commercialization of its software products and raising capital for such purposes. The development and commercialization of the Company’s software and products are expected to require substantial further expenditures. To date, the Company has not yet generated sufficient revenue from operations to support its activities, and therefore it is dependent upon external sources for financing its operations. During the year ended December 31, 2024, the Company had net losses of $3,353. As of December 31, 2024, the Company had an accumulated deficit of $35,024. Management plans to finance its operations through sales of the Company’s equity securities and through revenues generated from the sales of its software products. In addition, management believes that the new SaaS solution for video optimization technology will allow the Company to potentially access new customers and new markets.

During the year ended December 31, 2022, the Company raised net proceeds of $887 through a funding agreement with IBI Spikes Ltd. (see also Note 6). During the year ended December 31, 2023, the Company raised net proceeds of $6,382 and $49 through completion of the U.S. IPO and exercises of options into Ordinary Shares, respectively (see also Note 10B and Note 11, respectively). During the year ended December 31, 2024, the Company raised gross proceeds of $13,800 and $795 through completion of an underwritten public offering and exercises of options into Ordinary Shares (see also Note 10C and Note 11, respectively).

Management has considered the significance of such conditions in relation to the Company’s ability to meet its current obligations and to achieve its business targets and determined that it has sufficient funds to fund its planned operations for at least the next 12 months.

D.	The impact of the Russian Invasion of Ukraine

On February 24, 2022, Russia invaded Ukraine. The Company has an operation in Russia through its wholly-owned subsidiary, Beamr Imaging RU. The Company undertakes some of its software development and design, quality assurance and support in Russia using personnel located there. While some of the Company’s developers are located in Russia, its research and development leadership are all located in Israel. The Company has no manufacturing operations or sell any products in Russia. The Company constantly evaluates its activities in Russia and currently believes there was no significant impact on its activities. As of December 31, 2024, three employees have relocated from Russia to other locations of the Company.

E.	The impact of Iron Sword War (Israel-Hamas war)

On October 7, 2023, the Hamas organization launched a series of deadly terror attacks on civilian and military targets skirting the Gaza Strip in the southern part of Israel and fired rockets on many of the communities in southern and central Israel. Following the attack, Israel’s security cabinet declared war and commenced a military campaign in Gaza against Hamas. On January 19, 2025, a temporary ceasefire went into effect, the result of which is uncertain. As of the date of these consolidated financial statements management regularly monitors developments and acts in accordance with the guidelines of the various authorities and as of the approval date of these financial statements believes there is no significant impact on its activities.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

A.	Use of estimates in the preparation of financial statements

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reported periods. Actual results could differ from those estimates. As applicable to these financial statements, the most significant estimates and assumptions include (i) revenue recognition and (ii) recoverability of the Company’s goodwill.

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

Cash is short-term highly liquid investment which include short-term bank deposits (up to three months from date of deposit), that are not restricted as to withdrawals or use and that are readily convertible to cash with maturities of three months or less as of the date acquired.

E.	Research and development expenses

Research and development expenses are expenses as incurred, except to the extent that such costs are associated with internal-use software that qualifies for capitalization (see also Note 2F below)

F.	Internal-use software costs

The Company capitalized certain internal software development costs, consisting mainly of direct labor (including stock-based compensation expenses), associated with creating the internally developed software related to its SaaS solution.

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

When events or changes in circumstances are required, the Company assesses the likelihood of recovering the cost of internal-use software. If the net book value is not expected to be fully recoverable, internal-use software would be impaired to its fair value. Measurement of any impairment loss is based on the excess of the carrying value of the asset over the fair value.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G.	Goodwill and intangible assets

Goodwill is the amount by which the purchase price of acquired net assets in a business combination exceeded the fair values of the net identifiable assets on the date of acquisition. Goodwill is not amortized but evaluated for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Impairment of goodwill is tested at the level of the reporting unit. As required by ASC 350 “Intangibles-Goodwill and Other”, the Company chooses either to perform a qualitative assessment whether a goodwill impairment test is necessary or proceeds directly to the goodwill impairment test. Such determination is made for each reporting unit on a stand-alone basis. The qualitative assessment includes various factors such as macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, earnings multiples, gross margin and cash flows from operating activities and other relevant factors. When the Company chooses to perform a qualitative assessment and determines that it is more likely than not (more than 50 percent likelihood) that the fair value of the reporting unit is less than its carrying value, then the Company proceeds to the goodwill impairment test. If the Company determines otherwise, no further evaluation is necessary.

When the Company decides or is required to perform the quantitative goodwill impairment test, the Company compares the fair value of the reporting unit to its carrying value and an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value, if any.

The Company determined that its operations represent a single reporting unit. Prior to the completion of the U.S. IPO, the Company determined the fair value of its reporting unit by using the income approach. Upon completion of the U.S. IPO in February 2023, the fair value of the Company’s reporting unit is determined internally by the management based on observable inputs of the Company. As of the reported periods, the Company has performed the annual impairment test and has determined that impairment loss is not required to be recognized.

Finite lived intangible assets acquired in business combinations (i.e. trade names), are initially recorded at fair value. The cost of internal-use software is based on the criteria described in Note 2F above. Such intangible assets are amortized on a straight-line basis over their estimated useful lives. The intangible asset lives have been determined based upon the anticipated period over which the Company will derive future cash flows from the intangible assets. The Company has considered the effects of legal, regulatory, contractual, competitive, and other economic factors in determining these useful lives. Recoverability of these assets is assessed when triggering events have occurred that may give rise to an impairment loss and is determined by a comparison of the carrying amount of the asset to the future undiscounted net cash flows expected to be generated by the asset. When it is determined that the carrying value of the asset is not recoverable, the asset is written down to its estimated fair value.

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

The Company’s long-lived assets are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. To date, the Company has not incurred any impairment losses.

The lives used in computing straight-line depreciation for financial reporting purposes are as follows:

Rate of depreciation	%

Computers and peripheral equipment	33
Office furniture and equipment	7-15

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I.	Leases

The Company entered into several non-cancellable lease agreements for offices for use in its operations, which are classified as operating leases (see below), whereby the Company applies ASC Topic 842, “Leases” (“ASC 842”) under which the Company determines if an arrangement is a lease at inception.

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

Right of Use (“ROU”) assets and liabilities are recognized on the commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company’s leases do not provide an implicit rate, the Company uses its Incremental Borrowing Rate (“IBR”) based on the information available on the commencement of the lease. The Company uses the long-lived assets impairment guidance in ASC 360-10, “Property, Plant, and Equipment - Overall”, to determine whether a ROU asset is impaired, and if so, the amount of the impairment loss to recognize. Certain leases include options to extend or terminate the lease. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate is considered unless it is reasonably certain that the Company will not exercise the option.

The Company also elected the short-term lease recognition exemption for all leases that qualify (leases with a term shorter than 12 months). For those leases, ROU assets or lease liabilities are not recognized and rent expense is recognized on a straight-line basis over the lease term. See also Note 9 for further information.

J.	Employee benefit plans

The Company’s liability for severance pay to its Israeli employees is subject to Section 14 of the Israeli Severance Compensation Act, 1963 (“Section 14”), pursuant to which all of the Company’s employees are entitled to monthly deposits by the Company, at a rate of 8.33% of their monthly salary, made in the employee’s name with insurance companies. Under Israeli employment law, payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. The fund is made available to the employee at the time the employer-employee relationship is terminated, regardless of cause of termination. The severance pay liabilities and deposits under Section 14 are not reflected in the balance sheets as severance pay risks have been irrevocably transferred to the severance funds. All deposits required through December 31, 2024 have been made.

K.	Deferred income taxes

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

The Company accounts for uncertain tax positions in accordance with ASC Topic 740-10, which prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements. According to ASC Topic 740-10, tax positions must meet a more-likely-than-not recognition threshold. The accounting policy of the Company is to classify interest and penalties relating to uncertain tax positions under income taxes, however the Company did not recognize such items in its consolidated financial statements during the reported periods and did not recognize any liability with respect to an unrecognized tax position in its balance sheets.

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

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

M.	Revenue recognition

The Company recognizes revenue in accordance with ASC 606, “Revenue from Contracts with Customers” (“ASC 606”) under which the Company determines revenue recognition through the following five steps (i) identification of the contract, or contracts, with a customer; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to the performance obligations in the contract; and (v) recognition of revenue when, or as, the Company satisfies a performance obligation.

The Company enters into contracts that mostly include software and software related services (i.e. Post-Contract Customer Support (“PCS”)), which are generally capable as being distinct from each other and accounted for as separate performance obligations.

The Company derives its revenue from licensing the rights to use its software for a limited term (mainly for a period of one to three years) or on a perpetual basis for enterprises that incorporate the Company’s perpetual license in their own products delivered to end users and for the Company’s products sold to thousands private consumers, as applicable to each contract, and from, provision of related maintenance and technical support. The Company sells its products through direct sales force and indirectly through distributors and consumer platforms.

Revenue is recognized when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration that the company expects to receive in exchange for those goods or services. However, when the consideration for the license is based on sales of the related customer (i.e. sales-based), the company applies the provisions of ASC 606 with respect to sales-based or usage-based royalties promised in exchange for a license of intellectual property and recognizes revenue only when the underlying sales occur, as long as this approach does not result in the acceleration of revenue ahead of the Company’s performance.

Under ASC 606, an entity recognizes revenue when or as it satisfies a performance obligation by transferring software license (either timely-based or perpetual) or software related services to the customer, either at a point in time or over time. The Company recognizes its revenue from software sales at a point in time upon delivery of its software license. The software license is considered a distinct performance obligation, as the customer can benefit from the software on its own. The Company’s revenue from PCS are derived from annual maintenance providing for unspecified upgrades on a when-and-if-available basis. The right for an unspecified upgrade for the version acquired by the customer and enhancements on a when-and-if-available basis that do not specify the features, functionality and release date of future product enhancements for the customer to know what will be made available and the general timeframe in which it will be delivered, if any. The Company considers the PCS performance obligation as a distinct performance obligation that is satisfied over time and recognized on a straight-line basis over the contractual period (mainly over a period of one year either for timely-based license or for perpetual license).

As the Company bundles software licenses (either time-based or perpetual) together with PCS, the transaction price is allocated to the separate performance obligations on a relative standalone selling price basis.

Since the Company does not sell PCS on a stand-alone basis and due to the fact that these services are usually involved with limited customer support, mainly based on several hours of technical support per contract (as management believes the technology and products covered under the software license component are mature and fully functional as delivered to the costumer), the standalone selling prices of the PCS are determined based on the expected cost plus a margin (“cost-plus approach”) based on estimation of direct fulfillment cost (an hourly service) and a reasonable margin. Such an estimate is also corroborated with the price that the Company would have to pay to a third-party service provider for a similar support service.

The stand-alone selling price of software licenses (either timely-based or perpetual) is estimated by management based on an adjusted market assessment approach which represents management estimation of the price that a customer in the market will be willing to pay for such a license on a stand-alone basis (i.e. without any PCS).

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

Commencing 2022, revenue is also derived from the traffic operations in the Google AdSense program, a web advertising platform, that the Company makes available on its websites. Google pays the Company on a cost-per-click basis. The Company recognizes revenue at a point of time when the fees are paid to it by Google based on the volume of clicks through Google AdSense advertisements.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

M.	Revenue recognition (Cont.)

The Company receives payments from customers based upon contractual payment schedules. Trade receivables are recorded when right to consideration becomes unconditional, and an invoice is issued to the customer. Unbilled receivables include amounts related to contractual right to consideration for completed performance obligations not yet invoiced. As of December 31, 2024 and 2023, unbilled receivables balance amounted to $26 and $39, respectively, and are included within trade receivables balance in the Company’s Consolidated Balance Sheets.

As of December 31, 2024 and 2023, the Company had $30 and $27, respectively, of remaining performance obligations not yet satisfied or partly satisfied related to revenue (mostly PCS). Such amounts are presented as deferred revenue which are expected to be recognized as revenue during the next twelve months.

See also Note 15 for further discussion related to disaggregation of revenue.

N.	Concentrations of credit risk and allowance for doubtful accounts

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and trade receivables as well as certain other current assets that do not amount to a significant amount. Cash which is primarily held in dollar and New Israeli Shekels (NIS), are deposited with major banks in Israel, U.S. and Russian Federation. Management believes that such financial institutions are financially sound and, accordingly, minimal credit risk exists with respect to these financial instruments. The Company does not have any significant off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements. Most of the Company’s sales are mainly derived from sales to a diverse set of customers located primarily in the United States. Management periodically evaluates the collectability of the trade receivables to determine the amounts that are doubtful of collection and determine a proper allowance for doubtful accounts, as described below. Accordingly, management believes that the Company’s trade receivables do not represent a substantial concentration of credit risk.

The Company extends credit to customers in the normal course of business and does not require collateral or any other security to support amounts due. Management performs ongoing credit evaluations of its customers. The allowance for doubtful accounts is determined with respect to amounts the Group has determined to be doubtful of collection by considering among other things, its past experience with customers, the length of time that the balance is past due, the customer’s current ability to pay and available information about the credit risk on such customers. Provisions for the allowance for doubtful accounts are recorded under general and administrative expenses in the consolidated Statements of Operations and Comprehensive Loss. During the reported periods, the Company has not recorded allowance in respect of accounts receivable.

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

The fair value of cash is based on its demand value, which is equal to its carrying value. Additionally, the carrying value of all other short-term monetary assets and liabilities are estimated to be equal to their fair value due to the short-term nature of these instruments.

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

Allocation of issuance costs to freestanding instruments was based on an approach that is consistent with the allocation of the proceeds, as described above. Accordingly, issuance costs allocated to the derivative warrant liability were immediately expensed. Issuance costs allocated to straight loan are recorded as a discount of the straight loan and accreted over the contractual term of straight loan up to face value of such loans using the effective interest method.

Q.	Warrants

Certain warrants that were issued to (i) a commercial bank as part of entering into funding transaction and (ii) a seller through a transaction in which certain identified intangible assets have been purchased, are classified as a component of permanent equity since they are freestanding financial instruments that are legally detachable and separately exercisable, do not embody an obligation for the Company to repurchase its own shares, and permit the holders to receive a fixed number of Ordinary Shares upon exercise for a fixed exercise price and thus, are considered as indexed to the Company’s own shares. In addition, the warrants must require physical share settlement and may not provide any guarantee of value or return. As such warrants were issued together with financial instruments that are not subsequently measured at fair value the warrants were measured based on allocation of the proceeds received by the Company in accordance with the relative fair value basis. When applicable, direct issuance expenses that were allocated to such warrants were deducted from additional paid-in capital.

In 2023, warrants granted to seller have been expired. In 2024, warrants granted to commercial bank have been fully exercised on a cashless basis.

Down round feature is disregarded when assessing whether an instrument is indexed to its own shares, for purposes of determining liability or equity classification. Based on its evaluation, management has determined that certain warrants with down-round protection are eligible for equity classification. Upon the occurrence of an event that triggers down round protection (i.e., when the warrants’ exercise price is adjusted downward because of the down round feature), the effect is accounted for as a deemed dividend and as a reduction of income available to common shareholders for purposes of basic earnings per share (EPS) calculation. During the year ended December 31, 2023, down-round protection was triggered upon completion of the U.S IPO under which the Company recorded a deemed dividend amounted of $7 (see also Note 10B below).

R.	Derivative Warrants Liability

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

Until completion of the U.S. IPO, the Company’s management accounted for these warrants as a financial derivative liability measured upon initial recognition and on subsequent periods at fair value with the assistance of an independent valuation firm by using the Hybrid Method by combining the Option Pricing Method (“OPM”) and an initial public offering scenario. Upon completion of the U.S. IPO, the fair value of the aforesaid warrants derivative liability is estimated internally by the Company’s management by using the Black-Scholes Model that is based on several assumptions, of which the most significant is the expected share price volatility, which was calculated based upon historical volatility of peer companies in the same industry on weekly basis. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The expected dividend yield assumption is based on the Company’s historical experience and expectation of no future dividend payouts. The Company has historically not paid cash dividends and has no foreseeable plans to pay cash dividends in the future.

The above assumptions are reviewed on a regular basis and changes in the estimated fair value of the outstanding warrants are recognized each reporting period as part of the “Financing (income) expenses, net” line in the consolidated Statements of Operations and Comprehensive Loss, until such warrants are exercised, expired or eligible for exercise for fixed number of shares or for fixed exercise price. When applicable, direct issuance expenses that were allocated to the above warrants were expensed, as incurred.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Capital contribution from a controlling shareholder

The fair value of the benefit received in respect of loan received from the controlling shareholder was calculated on the basis of the difference between the interest rate that the Company would have required to pay for similar loan from commercial bank and the interest rate that the Company was actually charged under the agreement with the controlling shareholders. Such benefit was accounted for as capital contribution received from the controlling shareholder as additional paid-in capital and it was recorded as discount on the loan received against at the initial measurement date. Subsequently, such discount was expensed over the economic life of the loan based on the effective interest rate method.

T.	Basic and diluted net loss per Ordinary Share

The Company applies the two-class method as required by ASC 260-10, “Earnings Per Share” (“ASC 260-10”), which requires the income or loss per share for each class of shares outstanding (Ordinary Shares and all other shares with preferences over the Ordinary Shares) to be calculated assuming 100% of the Company’s earnings are distributed as dividends to each class of shares based on their contractual rights. No dividends were declared or paid during the reported periods. According to the provisions of ASC 260-10, the Company’s Convertible Preferred Shares and Convertible Ordinary 1 and 2 Shares did not have contractual obligations to share losses of the Company and therefore were not included in the computation in the period of net loss per share. Upon the listing of the Company’s Ordinary Shares on the Nasdaq in connection with the U.S. IPO in February 2023, the entire balance of the Preferred Shares and Ordinary 1 and 2 Shares was converted into Ordinary Shares.

Basic net loss per Ordinary Share is computed by dividing the net loss for the period applicable to ordinary shareholders, by the weighted average number of Ordinary Shares outstanding during the period. Diluted loss per share gives effect to all potentially dilutive common shares outstanding during the year using the treasury stock method with respect to shares with preferences over Ordinary Shares (Convertible Ordinary 1 and 2 shares and Convertible Preferred Shares), options and certain warrants and using the if-converted method with respect to convertible advance investments and certain warrants accounted for as derivative liability. In computing diluted loss per share, the average share price for the period is used in determining the number of shares assumed to be purchased from the exercise of options or warrants.

During the years ended December 31, 2024, 2023 and 2022, the total weighted average number of Ordinary Shares related to outstanding shares with preferences over Ordinary Shares (Convertible Ordinary 1 and 2 shares and Convertible Preferred Shares), options, warrants and convertible advance investments excluded from the calculation of the diluted loss per share was 1,306,124, 3,080,012 and 9,929,970, respectively.

The net loss from operations and the weighted average number of Ordinary Shares used in computing basic and diluted net loss per share from operations for the years ended December 31, 2024, 2023 and 2022, are as follows:

	Year ended December 31,
	2024	2023	2022

Numerator:
Net loss	$(3,353)	$(695)	$(1,248)
Deemed dividend related to trigger of down round protection feature (see Note 10B below)	-	(7)	-
Net basic loss	$(3,353)	$(702)	$(1,248)
Change in fair value of derivative warrant liability (see Note 8 below)	-	(66)	-
Change in fair value of convertible advanced investment (see Note 10B below)	-	(269)	-
Net diluted loss	$(3,353)	$(1,037)	$(1,248)

Denominator:
Ordinary shares used in computing basic net loss per share	15,167,476	11,194,097	2,578,760
Incremental ordinary shares to be issued upon exercise of derivative warrant liability	-	24,834	-
Incremental ordinary shares to be issued upon conversion of convertible advanced investments	-	230,880	-
Ordinary shares used in computing diluted net loss per share	15,167,476	11,449,811	2,578,760

Basic net loss per ordinary share	$(0.22)	$(0.06)	$(0.48)
Diluted net loss per ordinary share	$(0.22)	$(0.09)	$(0.48)

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

U.	Share-based compensation

The Company measures and recognizes compensation expense for all equity-based payments to employees based on their estimated fair values in accordance with ASC 718, “Compensation-Stock Compensation”. Share-based payments are recognized in the Statement of Operations and Comprehensive Loss as an operating expense (unless they are eligible to be capitalized as part of the cost of internal developed asset) based on fair value of the award at the grant date by using Black-Scholes option-pricing model. The inputs for the valuation analysis of the options include several assumptions of which the most significant are the fair market value of the underlying Ordinary Share, the expected share price volatility and the expected option term. Expected volatility was calculated based upon historical volatility of peer companies in the same industry on a weekly basis. The expected option term represents the period that the Company’s options are expected to be outstanding and is determined based on the simplified method until sufficient historical exercise data will support using expected life assumptions. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The expected dividend yield assumption is based on the Company’s historical experience and expectation of no future dividend payouts. The Company has historically not paid cash dividends and has no foreseeable plans to pay cash dividends in the future. The Company expensed compensation costs net of estimated forfeitures over the requisite service period by applying the straight-line method.

Up and until the completion of the U.S. IPO, the fair value of Ordinary Shares underlying the options was determined by the Company’s management with the assistance of an independent valuation firm. Because in such periods there has been no public market for the Ordinary Shares, the Company’s management has determined fair value of the Ordinary Shares at the time of grant by considering several objective and subjective factors including data from other comparable companies, sales of Convertible Preferred Shares to unrelated third parties, operating and financial performance, the lack of liquidity of share capital and general and industry specific economic outlook, amongst other factors. From the period commencing on June 30, 2021 through March 2, 2023 (the closing date of the U.S. IPO), the valuations were performed by using Hybrid Method by combining the OPM and an initial public offering scenario.

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

V.	Accounting Pronouncements Adopted During the Current Year

Segment Reporting Disclosures

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”), which requires that all public entities, including public entities with a single reportable segment, to provide in interim and annual periods one or more measures of segment profit or loss used by the Chief Operating Decision Maker (“CODM”) to allocate resources and assess performance. Additionally, ASU 2023-07 requires disclosures of significant segment expenses and other segment items as well as incremental qualitative disclosures.

The Company adopted ASU 2023-07 beginning with the consolidated financial statements for the fiscal year ended December 31, 2024 and thereafter, and have applied this standard retrospectively for all prior periods presented in the consolidated financial statements. See also Note 15 for further information related to segment reporting.

W.	Recently issued accounting pronouncements, not yet adopted

1.	In December 2023, the FASB issued ASU 2023-09 on Improvements to Income Tax Disclosures that require greater disaggregation of income tax disclosures to the income rate tax rate reconciliation and income taxes paid. The updates are effective for annual periods beginning after December 15, 2024. The Company intends to adopt and apply the guidance in fiscal year 2025. The Company is still assessing the impact of the disclosure of this standard.

2.	In November 2024, the FASB issued ASU 2024-03 on Disaggregation of Income Statement Expenses that enhances disclosure of certain costs and expenses to provide enhanced transparency into the expenses presented in the income statement. The updates are effective for annual periods beginning after December 15, 2026. The Company intends to adopt and apply the guidance in fiscal year 2027. The Company is still assessing the impact of the disclosure of this standard.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 3 - CASH

	As of December 31,
	2024	2023

Denominated in U.S. dollar (*)	$16,260	$5,792
Denominated in New Israel Shekel	65	150
Denominated in other currencies	158	174
	$16,483	$6,116

(*)	As of December 31, 2024, including short-term bank deposits for a period less than 3 months at an average interest rate of 5.14%.

NOTE 4 - OTHER CURRENT ASSETS

	As of December 31,
	2024	2023

Prepaid expenses	$88	$76
Government authorities	24	40
Others	83	16
	$195	$132

NOTE 5 - INTANGIBLE ASSETS, NET AND GOODWILL

	As of December 31,
	2024	2023
Carrying amount:
Trade names	$201	$201
Internal-use software	600	233
	$801	$434
Accumulated amortization:
Trade names	$174	$154
Internal-use software	138	-
	$312	$154

Intangible assets, net	$489	$280

During the years ended December 31, 2024, 2023 and 2022, amortization expenses were $158, $20 and $20, respectively.

As of December 31, 2024, the estimated future amortization expense of intangible assets is as follows:

2025	$220
2026	207
2027	62
$489

As of the reported periods, an annual impairment analysis was performed internally by the Company’s management by comparing the fair value market of the Company, which its operation represents a single reporting unit, to the carrying amount of the net assets allocated to the reporting unit (including the entire balance of goodwill).

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 6 - LOAN, NET

On July 7, 2022 (the “Effective Date”), the Company entered into a definitive agreement with IBI Spikes Ltd. ( “IBI”), according to which the Company received an amount of NIS 3.1 million (approximately $900) (the “IBI Loan”). The Company granted IBI a right to receive consecutive monthly repayments equal to Net Cash Receipts multiplied by the Royalty Rate, as both defined in the definitive agreement, until such time as IBI receives an amount equal to NIS 4,172,760 (approximately $1.2 million) (the “Repayment Amount”) with any amount on account of the Repayment Amount which remains outstanding on the 42nd month anniversary of the later of (i) the Closing Date, and (ii) the last payment provided by IBI (the “Final Repayment Date”) to be paid to IBI at such time. Notwithstanding the above, the Company’s minimum annual payment (i.e. principal and interest) during any Annual Calculation Period will not be less than the lower of (i) $330 and (ii) outstanding Repayment Amount in recent year.

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

In case the Company and/or its subsidiaries consummated a change of control, merger transaction, an initial public offering transaction (excluding the U.S. IPO) (an “IPO”) or sale of all or substantially all of assets (the “Exit Event”), the Company shall fully pay IBI the Repayment Amount or the Early Repayment Amount, as the case may be.

The Company incurred a non-refundable one-time fee of $13, reflecting 1.5% of the Payment Amount plus VAT.

Upon making of the Payment Amount, the Company issued warrant to IBI to purchase 65,563 of (i) the most senior class of shares outstanding or (ii) Ordinary Shares in case of an exercise following to completion of an IPO transaction (the “Warrant Share”). Each Warrant Share was exercisable until the earlier of (a) a merger transaction, (b) an IPO, or (c) a 10-years period from issuance date. The determination of the exercise price for each of the Warrant Share may be variable subject to occurrence of certain trigger events as defined in the definitive agreement. Consequently, the Warrant Share was accounted for as a derivative financial liability. See also Note 8 below.

For information regarding the determination of the exercise price and full exercise of the Warrant Share on a cashless basis, see also Note 8 and Note 10D2 below.

The following tabular presentation reflects the reconciliation of the carrying amount of the IBI Loan during the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
	2024	2023	2022

Opening balance	$500	$717	$-
Net consideration allocated to IBI Loan	-	-	887
Recognition of fair value of derivative warrant liability	-	-	(88)
Amortization of discount relating to straight loan	31	31	12
Repayment of principal relating to straight loan	(292)	(236)	(82)
Exchange rate differences	11	(12)	(12)
Closing balance	$250	$500	$717

Maturity dates of outstanding loans:

	As of December 31,
	2024	2023

First year (current maturities)	$250	$330
Second year	-	170
Closing balance	$250	$500

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 7 - OTHER CURRENT LIABILITIES

	As of December 31,
	2024	2023

Employees and payroll accruals	$465	$279
Accrued expenses (*)	$212	$179
	$677	$458

(*)	Including interest accrued on IBI Loan amounted to $4 and $7 as of December 31, 2024 and 2023, respectively. See also Note 12 below.

NOTE 8 - DERIVATIVE WARRANTS LIABILITIES

On April 29, 2021, the Company entered into a second deferral agreement in connection with a straight loan made under a loan and security agreement that the Company previously entered into with Silicon Valley Bank (“SVB”) in February 2017, under which it was agreed, inter alia, to issue to SVB a warrants to purchase 9,764 shares (the “2021 Warrant”) at an exercise price of $5.12 per share (subject to standard adjustments), which is exercisable over a period of 15-years at SVB’s discretion. If SVB exercises the 2021 Warrant and the Warrant Value (as defined in the 2021 Warrant) is lower than an amount equal to $50 (the “Minimum Value”), then immediately following such exercise, the Company shall pay SVB an amount in cash equal to the difference between the Minimum Value and Warrant Value. The 2021 Warrant was issued on April 29, 2021.

Until the completion of the U.S. IPO transaction, the fair values of the above 2021 Warrant and the Warrant Share (as noted in Note 6 above) were determined by the management with the assistance of an independent valuation firm by using the Hybrid Method by combining the OPM and an IPO scenario. Because there has been no public market for the Ordinary Shares, the management has determined the fair value of the Ordinary Shares by considering several objective and subjective factors including data from other comparable companies, the lack of liquidity of share capital and general and industry specific economic outlook, amongst other factors. The fair value of the underlying Ordinary Shares was determined by management until such time as the Ordinary Shares are listed on an established stock exchange, national market system or other quotation system. Upon completion of the U.S. IPO, the fair values of the 2021 Warrant and the Warrant Share were determined internally by the management based on several assumptions by using Black-Scholes-Merton pricing model. Through the reported periods, the estimated fair value of derivative financial liability for the 2021 Warrant has not exceeded the Minimum Value and thus was determined at $50. In addition, from the issuance date of the 2021 Warrant through December 31, 2024, the 2021 Warrant was not exercised.

At the issuance date of the 2021 Warrant, the fair value of derivative financial liability for the Warrant Share was estimated in total amount $88 which has not changed significantly through December 31, 2022. However, as of December 31, 2023, the fair value of derivative financial liability for the Warrant Share was estimated by the management in total amount of $22 by taking into consideration (i) the likelihood for occurrence of certain trigger events as defined in the definitive agreement and (ii) the reduction in the quoted price of the Ordinary Share. Thus, during the year ended December 31, 2023, the Company recorded revaluation income amounted to $66 (see also Note 12 below).

On February 22, 2024, the Company received a written notice from IBI pursuant to which the exercise price of the Warrant Share granted to IBI to purchase 65,563 Ordinary Shares was determined at a fixed amount of $3.67 per Ordinary Share. Consequently, the Warrant Share was re-classified from derivative warrants liability to equity at its fair value as of that date in total amount of $599. During the year ended December 31, 2024, the Company recorded revaluation expenses of $577 due to a change in the fair value of the derivative warrants liability. In addition, through December 31, 2024, the Warrant Share was fully exercised on a cashless basis.

The following tabular presentation reflects the reconciliation of the fair value of derivative warrants liabilities during the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
	2024	2023	2022

Opening balance	$72	$138	$50
Recognition of fair value of Warrant Share issued at Effective Date	-	-	88
Amount classified to equity upon determination of the exercise price of Warrant Share (see Note 10D2 below)	(599)	-	-
Change in fair value of derivative warrant liability (see Note 12 below)	577	(66)	-
Closing balance	$50	$72	$138

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 9 - COMMITMENTS

Lease commitments

A.	During the reported periods, the Company entered into several short-term agreements (of 12 months or less) for the renewal of leasing of premises with unrelated party, the last of which was signed in November 2024 for a period commencing November 1, 2024 through April 30, 2025 for a monthly fee of NIS 62 thousand (approximately $17).

B.	During the reported periods, Beamr Imaging RU entered into several short-term agreements for renewal of a leasing of premises with unrelated party, the last of which was signed in July 2024 for the period commencing July 1, 2024 through May 31, 2025 for a monthly fee of Russian Ruble 227 (approximately $2).

As of December 31, 2024, the future minimum commitment under binding operating lease agreements is as follows:

Lease of premises

2025	$80
$80

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

During the years ended December 31, 2024, 2023 and 2022, lease expenses were $170, $119 and $119, respectively.

NOTE 10 - SHAREHOLDERS’ EQUITY

A.	Composition of shareholders’ equity:

	As of December 31, 2024		As of December 31, 2023
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Ordinary Shares of NIS 0.05 par value	222,000,000	15,518,794	222,000,000	13,051,343

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

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 10 - SHAREHOLDERS’ EQUITY (Cont.)

B.	Completion of underwritten U.S. public offering

On February 27, 2023, the Company announced the pricing of its U.S. IPO of 1,950,000 Ordinary Shares at a public offering price of $4.00 per share, for aggregate gross proceeds of $7,800, prior to deducting underwriting discounts and other offering expenses. In addition, the Company granted to the underwriters (i) warrants to purchase up to 97,500 Ordinary Shares at an exercise price of $5.00 per Ordinary Share over a period of 5-years commencing August 26, 2023 (see also Note 10D1 below) and (ii) a 45-day option to purchase up to an additional 292,500 Ordinary Shares at the public offering price, which expired in April 2023 without being exercises. The Ordinary Shares began trading on the Nasdaq Capital Market under the ticker symbol “BMR” on February 28, 2023. The IPO closed on March 2, 2023.

Direct and incremental costs incurred related to the U.S. IPO amounted to $1,418 (including capitalized deferred offering costs amounted to $313).

In connection with the U.S. IPO, the following occurred -

1.	The holders of all shares with preferences over Ordinary Shares (i.e. Convertible Preferred Shares and Convertible Ordinary 1 and 2 Shares) voluntary effected a conversion of all such shares into 7,211,280 Ordinary Shares.

2.	The Company’s authorized share capital increased from 22,000,000 to 222,000,000.

3.	A reverse share split of all outstanding Ordinary Shares of the Company was effected at a ratio of 5:1 so that each 5 ordinary shares, nominal value NIS 0.01 per share, was consolidated into 1 Ordinary Share, nominal value NIS 0.05 per share, (the “Reverse Share Split”).

4.	Automatic conversion of all outstanding Convertible Advance Investment amounts in the nominal value of $3,657 to 1,142,856 Ordinary Shares at a conversion price of $3.2 which equals 80% of the public offering price in the U.S. IPO. As a result, in 2023, the Company recorded income amounting to $269 as result of changes in the fair value of the convertible advance investment (see Note 12 below).

5.	A down-round protection feature of certain warrants granted in previous years to commercial bank (SVB) was triggered by way of reduction of their exercise price from $5.12 to a price of $4.00, which represented the public offering price in the U.S. IPO. Such reduction was accounted for as deemed dividend estimated of $7 thousand, which was recorded as part of the additional paid-in capital versus increase of accumulated deficit. Regarding the effect of the loss per share, see also Note 2T above.

C.	Completion of underwritten U.S. public offering

On February 15, 2024, the Company completed an additional underwritten U.S. public offering pursuant to which the Company received aggregate gross proceeds of $12,000, before deducting underwriting discounts and offering expenses, for issuance of 1,714,200 Ordinary Shares at a public offering price of $7.00 per share. In addition, the Company granted the underwriter (i) a 45-day option to purchase up to an additional 257,100 Ordinary Shares to cover over-allotments at the public offering price to cover over-allotments and (ii) a warrant for the purchase of up to 98,565 Ordinary Shares, at an exercise price of $8.75 per Ordinary Share over a period of 5-years commencing August 10, 2024.

On February 13, 2024, the over-allotment option was fully exercised by the underwriter for additional aggregate gross proceeds of approximately $1,800, before deducting underwriting discounts.

Direct and incremental costs incurred related to the offering amounted to $1,514.

The offering closed on February 15, 2024.

D.	Cashless exercise of warrants

1.	During the year ended December 31, 2024, the Company issued 63,931 Ordinary Shares upon partial cashless exercises of warrants granted to the underwriter in the U.S. IPO (see also Note 10B above).

2.	During the year ended December 31, 2024, the Company issued 31,189 Ordinary Shares to IBI upon cashless exercise of Warrant Shares (see also Note 8 above).

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 11 - OPTIONS

Option plan:

On January 11, 2015, the Company’s Board of Directors approved and adopted the 2015 Share Incentive Plan (the “Plan”), pursuant to which the Company’s Board of Directors may award options to purchase the Company’s Ordinary Shares as well as restricted shares, RSUs and other share-based awards to designated participants. Subject to the terms and conditions of the Plan, the Company’s Board of Directors has full authority in its discretion, from time to time and at any time, to determine (i) the designate participants; (ii) the terms and provisions of the respective award agreements, including, but not limited to, the number of options to be granted to each optionee, the number of shares to be covered by each option, provisions concerning the time and the extent to which the options may be exercised and the nature and duration of restrictions as to the transferability or restrictions constituting substantial risk of forfeiture and to cancel or suspend awards, as necessary; (iii) determine the fair market value of the shares covered by each award; (iv) make an election as to the type of approved 102 Option under Israeli tax law; (v) designate the type of options; (vi) take any measures, and to take actions, as deemed necessary or advisable for the administration and implementation of the Plan; (vii) interpret the provisions of the Plan and to amend from time to time the terms of the Plan.

On May 22, 2024, the Company’s Board of Directors approved to increase the number of Ordinary Shares, reserved out of the Company’s registered share capital, to be issued under the Plan by additional 1,000,000 Ordinary Shares.

The Plan permits the grant of up to 3,069,280 share Ordinary Shares subject to adjustments set in the Plan. As of December 31, 2024, considering the effect of previously exercised options, there were 1,012,006 Ordinary Shares available for future issuance under the Plan.

The following table presents the Company’s option activity for employees and members of the Board of Directors of the Company under the Plan for the years ended December 31, 2024, 2023 and 2022:

	Number of Options	Weighted Average Exercise Price	Weighted average remaining contractual life	Intrinsic value
		$	(years)	$

Outstanding as of December 31, 2021	1,367,168	1.75	5.72	4,860
Granted	286,875	1.83	-	-
Forfeited or expired	(83,052)	1.45	-	-
Outstanding as of December 31, 2022	1,570,991	1.78	4.97	2,435
Exercisable as of December 31, 2022	1,048,297	1.70	3.2	1,677

	Number of Options	Weighted Average Exercise Price	Weighted average remaining contractual life	Intrinsic value
		$	(years)	$

Outstanding as of December 31, 2022	1,570,991	1.78	4.97	2,435
Granted	151,600	2.88	-	-
Exercised	(168,447)	0.29	-	-
Forfeited or expired	(258,777)	1.81	-	-
Outstanding as of December 31, 2023	1,295,367	2.09	6.04	84
Exercisable as of December 31, 2023	863,616	2.07	4.70	84

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 11 - OPTIONS (Cont.)

	Number of Options	Weighted Average Exercise Price	Weighted average remaining contractual life	Intrinsic value
		$	(years)	$

Outstanding as of December 31, 2023	1,295,367	2.09	6.04	84
Granted	462,200	4.51	-	-
Exercised	(401,031)	1.98	-	-
Forfeited or expired	(11,500)	2.65	-	-
Outstanding as of December 31, 2024	1,345,036	2.95	7.17	2,677
Exercisable as of December 31, 2024	641,851	2.15	5.12	1,786

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the deemed fair value of the Company’s Ordinary Shares on the last day of each of the applicable reported period and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all options holders exercised their options on December 31 of each of the reported period. This amount is impacted by the changes in the fair market value of the Company’s Ordinary Share.

The outstanding and exercisable options as of December 31, 2024 were separated into range of exercise prices, as follows:

Exercise price	Options outstanding as of December 31, 2024	Weighted average remaining contractual term	Options exercisable as of December 31, 2024	Weighted average remaining contractual term
		(years)		(years)

-	17,680	2.20	17,680	2.20
1.14	82,580	2.04	82,580	2.04
1.47	7,200	9.09	-	-
1.48	50,000	8.70	15,625	8.70
1.74	12,800	8.30	4,800	8.30
1.83	565,974	6.53	401,950	6.04
2.79	6,400	8.59	2,000	8.59
2.97	69,600	9.87	-	-
3.20	5,002	6.64	4,064	6.64
3.59	28,800	9.74	-	-
4.00	76,000	8.17	44,352	8.17
4.17	28,800	1.03	28,800	1.03
4.96	315,200	9.56	-	-
5.02	39,000	9.49	-	-
5.12	40,000	1.04	40,000	1.04
	1,345,036		641,851

The weighted average grant date fair value of options granted during the years ended December 31, 2024, 2023 and 2022 was $2.78, $1.66 and $0.51 per option, respectively.

During the years ended December 31, 2024 and 2023, 401,031 and 168,447 options were exercised for total amount of $795 and $49, respectively. During the year ended December 31, 2022, options have not been exercised.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 11 - OPTIONS (Cont.)

The following table presents the assumptions used to estimate the fair values of the options granted in the reported periods:

	Year ended December 31
	2024	2023	2022

Volatility (%)	52.71%-73.53%	60.48%-61.49%	61.49%
Risk-free interest rate (%)	3.6%-4.4%	3.7%-4.3%	3.64%-3.85%
Dividend yield (%)	-	-	-
Expected life (years)	6.25	6.25	6.25
Exercise price ($)	1.47-5.02	1.48-4.00	1.83
Share price ($)	1.72-5.24	1.48-3.73	3.30

As of December 31, 2024, there was $1,633 of unrecognized compensation expenses related to unvested options, that are expected to be recognized on a straight-line basis over the requisite service period, which results in weighted average period of approximately 1.54 years.

The total compensation cost related to all of the Company’s equity-based awards recognized during the years ended December 31, 2024, 2023 and 2022 was comprised as follows:

	Year ended December 31
	2024	2023	2022

Research and development	$185	$216	$144
Sales and marketing	20	41	49
General and administrative	213	106	29
	$418	$363	$222

NOTE 12 - FINANCING EXPENSES (INCOME), NET

	Year ended December 31
	2024	2023	2022

Change in fair value of convertible advance investment	$-	$(269)	$70
Change in fair value of derivative warrant liability	577	(66)	-
Amortization of discount and accrued interest relating to straight loan received from commercial banks	106	157	102
Change in estimation of maturity date of liability to controlling shareholder	-	12	-
Discount amortization relating to liability to controlling shareholder	10	48	40
Interest due to bank deposits	(599)	(97)	-
Exchange rate differences and other finance expenses	(2)	(7)	(47)
	$92	$(222)	$165

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 13 - RELATED PARTIES TRANSACTIONS

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

Since the liability towards the Founder was considered as a free interest loan which did not represent the applicable rate of risk for the Company, the addendum was accounted for as a capital contribution from a controlling shareholder. Thus, such liability was measured at fair value based on future cash payments discounted using an interest rate of 15.45% which represented the applicable rate of risk for the Company, as determined by management using the assistance of third-party appraiser. As a result, the Company recorded a discount on the balance of liability towards the Founder in total amount of $112 against additional paid-in capital (including in respect to amounts due for services period through fiscal year for 2022). Discount expenses are recorded over the economic life of the loan based on an effective interest rate method.

As of December 31, 2022, management has updated the repayments schedule of the obligation based on its current projection of the availability of funds. Accordingly, the obligation was expected to be repaid over the following 24-months period. However, upon completion of the U.S. IPO (see also Note 10B above), the Commencement Date was determined to be the pricing date of the U.S. IPO (February 27, 2023) under which the liability in nominal amount of NIS 1,710 thousand (approximately $462) will be paid in 18 equal monthly installments.

On May 22, 2024, the Company’s Compensation Committee approved adjustments of the compensation terms and of the Founder for his duties as Chief Executive Officer of the Company, following which his salary shall be increased by NIS 20 thousand, subject the approval of the Company’s shareholders at a general meeting of the shareholders, which was approved on August 5, 2024

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 13 - RELATED PARTIES TRANSACTIONS (Cont.)

The following tabular presentation reflects the reconciliation of the carrying amount of the Company’s Liability to controlling shareholder, net during the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
	2024	2023	2022

Opening balance	$199	$388	$345
Accrued liability in respect to additional services rendered		25	115
Recognition of capital contribution from a controlling shareholder			(112)
Repayment of liability to controlling shareholder	(206)	(258)	-
Amortization of discount relating to liability to controlling shareholder	10	48	40
Change in estimation of maturity date of liability	-	12	-
Exchange rate differences	(3)	(16)	-
Closing balance	$-	$199	$388

The Company allocated the expenses related to the above service agreement and addendum as follows:

	Year ended December 31
	2024	2023	2022

Research and development	$53	$36	$42
Sales and marketing	53	36	42
General and administrative	106	74	83
	$212	$146	$167

The allocation of expenses was done based on the management estimation to reflect the contribution to the related activity.

NOTE 14 - TAXES ON INCOME

A.	Israeli taxation:

Taxable income of the Company is subject to the Israeli corporate tax at the rate of 23%.

As of December 31, 2024, the Company has net operating losses and capital losses carryforward for Israeli income tax purposes of approximately $30,914 and $397 respectively, which can be offset against future taxable income for an indefinite period of time.

The Company has final (considered final) tax assessments through the 2019 tax year.

B.	Foreign entities:

1.	Beamr Inc. is taxed under United States federal and state tax rules. Income tax is calculated based on a U.S. federal tax rate of 21%.

Beamr Inc. have not received final tax assessments for the tax years ended December 31, 2021 through 2024.

2.	Beamr Imaging RU was taxed in 2024 and during prior periods under the Russian tax code at the rate of 0% (Clause 1.15 of Article 284 of the Tax Code of the Russian Federation, with changes provided by Federal Law No.321-FZ of 14.07.2022).

In 2025, Beamr Imaging RU will be taxed at a rate of 5% (Clause 1.15 of Article 284 of the Tax Code of the Russian Federation, ed. Federal Law No. 176-FZ dated 12.07.2024).

Beamr Imaging RU have not received final tax assessments for the tax years ended December 31, 2022 through 2024.

C.	Taxes on income are primarily comprised from taxes incurred as result of (i) withholding tax deducted at source in accordance with U.S. - Israel tax treaty related to selling of software, (ii) implementation of the intercompany agreement between the Company and Beamr Inc. for conducting reseller services and implementation of the intercompany agreement between the Company and Beamr Imaging RU for conducting research and development services on behalf of the Company (see also Note 1B) and (iii) tax assets write off.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 14 - TAXES ON INCOME (Cont.)

D.	Loss (income) before taxes on income consists of the following:

	Year ended December 31
	2024	2023	2022

Domestic	$3,345	$714	$1,293
Foreign operations (Beamr Inc. and Beamr Imaging RU)	(38)	(58)	(97)
	$3,307	$656	$1,196

E.	Deferred income taxes reflect the net tax effects of net operating loss and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s deferred tax assets are as follows:

	As of December 31
	2024	2023
Composition of deferred tax assets:
Net operating loss and capital losses carryforward	$7,202	$6,704
Research and development credits	537	397
Vacation accrual	44	44
Net deferred tax asset before valuation allowance	7,783	7,145

Valuation allowance	(7,783)	(7,145)
Net deferred tax assets	$-	$-

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a full valuation allowance as of December 31, 2024 and 2023.

F.	During the years ended December 31, 2024, 2023 and 2022, the main reconciling item between the statutory tax rate of the Company (as noted in Note 14A) and the effective tax rate at the rate of 1.4%, 5.9% and 4.4%, respectively, is mainly the recognition of valuation allowance in respect of deferred taxes relating to accumulated net operating losses carried forward and other permanent and temporary differences due to the uncertainty of the realization of such deferred taxes and withholding taxes that were deducted by the Company’s customers.

NOTE 15 - SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS

A.	General information

Since inception date, the operation of the Company is conducted through one operating segment, the optimization technology for video and photo compression, which represents a single reporting unit. This activity also represents the reportable segment of the Group.

The Company manages its business activities on a consolidated basis and operates in one reportable segment, video technology and image science software solutions. The accounting policies of this segment are the same as those described in Note 2V above.

The Company’s executive management is the CODM, which uses the net loss, as reported in the Consolidated Statements of Operations and Comprehensive Loss, in evaluating the performance of the Company and determining how to allocate resources of the Company as a whole, including investing in product development.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 15 - SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS (Cont.)

B.	Revenue by geographic region is as follows:

	Year ended December 31
	2024	2023	2022

United States	$2,132	$2,089	$2,134
Israel	41	66	22
Rest of the world	891	754	707
	$3,064	$2,909	$2,863

Revenue was attributed to countries based on customer location.

C.	Long-lived assets, net, by geographic areas:

	As of December 31,
	2024	2023

Israel	$40	$14
Other	3	5
	$43	$19

Such balance is comprised of property and equipment that are attributed to the geographic area in which they are located or originated, as applicable.

D.	Major customers

During the years ended December 31, 2024, 2023 and 2022, the Company had one customer which accounted for 27% 26% and 26% of the Company’s total revenue, respectively. In addition, the Company had three and four customers, which accounted for in aggregate 62% and 81% of the Company’s total trade receivables as of December 31, 2024 and 2023, respectively.

E.	Major product lines and services and timing of revenue recognition

In the following table, revenue is disaggregated by primary major product lines and services, and timing of revenue recognition for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
	2024	2023	2022
Software license:
Perpetual based software license - transferred at a point of time	$802	$886	$1,068
Term-based software license - transferred at a point of time	1,995	1,844	1,630
Total software license (*)	$2,797	$2,730	$2,698
PCS services transferred over a period of time	128	120	123
Web advertising at a point of time upon clicks	139	59	42
	$3,064	$2,909	$2,863

(*)	Revenue recognized from sales-based software license was $46, $53 and $48 during the years ended December 31, 2024, 2023 and 2022, respectively (see also Note 2M).

NOTE 16 - SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the consolidated financial statements were issued. Based upon this review, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statements.