Form 20-F
period 2025-12-31
Beamr Imaging Ltd.
filed 2026-02-26
CIK 1899005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Sharon Carmel

Chief Executive Officer

sharon@beamr.com

10 HaManofim Street

Herzeliya, 4672561, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class registered	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value NIS 0.05 per share	BMR	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025: 15,529,854 ordinary shares.

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

Yes ☐  No ☒

i

INTRODUCTION

Beamr is a world leader in content-adaptive video compression. We are trusted by leading global technology companies, including NVIDIA and Amazon Web Services, and serve top media companies such as Netflix, Paramount and JioHotstar. We are a leading innovator in video compression for both human viewing and machine vision. Our solutions enable customers to deliver media content with exceptional quality and performance, and allow efficient, cost-effective petabyte-scale machine vision video data workflows. With our Emmy®-winning patented technology, we transform complex video workflows into reliable, scalable operations that reduce storage and delivery costs by up to 50% while preserving visual quality and machine learning accuracy. Our customers include tier one over-the-top content distributors, video streaming platforms, and Hollywood studios. They rely on our suite of products and expertise to reduce the cost and complexity associated with storing, distributing and monetizing video and images across devices.

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

INDUSTRY AND MARKET DATA

Market data and certain industry data and forecasts used throughout this Annual Report were obtained from internal company surveys, market research, consultant surveys commissioned by the Company, publicly available information, reports of governmental agencies and industry publications and surveys. Industry surveys, publications, consultant surveys commissioned by the Company and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. However, this information may prove to be inaccurate because of the method by which some of the data for the estimates is obtained or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, the market and industry data and forecasts included or incorporated by reference in this Annual Report, and estimates and beliefs based on that data, may not be reliable. We have relied on certain data from third-party sources, including internal surveys, industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry. However, we have not ascertained the underlying economic assumptions relied upon therein. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not necessarily know what assumptions regarding general economic growth were used in preparing the forecasts we cite. Statements as to our market position are based to the best of our knowledge on the most currently available data. While we are not aware of any misstatements regarding the industry data presented in this Annual Report, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this Annual Report.

Statements made in this Annual Report concerning the contents of any agreement, contract or other document are summaries of such agreements, contracts or documents and are not a complete description of all of their terms. If we filed any of these agreements, contracts or documents as exhibits to this Report or to any previous filing with the Securities and Exchange Commission, or SEC, you may read the document itself for a complete understanding of its terms.

PRESENTATION OF FINANCIAL INFORMATION

Our financial statements were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. We present our consolidated financial statements in U.S. dollars.

Our fiscal year ends on December 31 of each year. Our most recent fiscal year ended on December 31, 2025.

Certain figures included in this Annual Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

EMERGING GROWTH COMPANY STATUS

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

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

“AV” means autonomous vehicle.

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

v

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this annual report on Form 20-F, or this Annual Report, may be deemed to be “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Exchange Act”, and the Private Securities Litigation Reform Act of 1995, as amended, and other securities laws with respect to our business, financial condition and results of operations. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified and the absence of these words does not mean that a statement is not a forward-looking statement.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our business, development and operating goals and strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time;

●	our future business development, financial condition and results of operations;

●	the commercialization and market acceptance of our current and future products;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our relationships with customers, business partners and strategic partners;

●	our dependence on and the success of our strategic relationships with third parties and service providers;

●	the trends in, expected growth in and market size of the global image and video storage, video streaming, and public cloud video storage industries;

●	our estimates of, and future expectations regarding, our market opportunity;

●	our ability to maintain and enhance our market position;

●	our ability to attract customers, grow our retention rates, expand usage and sell subscription plans;

●	our ability to continue to develop new technologies and/or upgrade our existing technologies;

●	our ability to ensure that our SaaS solution interoperates with a variety of software and hardware applications that are developed by third parties;

●	the competitive environment and landscape and potential competitor behavior in our industry and the overall outlook in our industry;

●	our ability to maintain the security and availability of our products and solutions and to maintain privacy, data protection and cybersecurity;

●	our plans and ability to obtain or protect intellectual property rights, or to obtain, maintain, protect and enforce sufficiently broad intellectual property rights therein, including extensions of patent terms where available and our ability to avoid infringing the intellectual property rights of others;

●	the need to hire additional personnel and our ability to attract, train and retain such personnel;

●	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

●	the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future development and operating expenses and capital expenditure requirements;

●	risks related to our international operations and our ability to expand our international business operations;

●	changes in applicable tax law, the stability of effective tax rates and adverse outcomes resulting from examination of our income or other tax returns;

●	the effects of currency exchange rate fluctuations on our results of operations;

●	risks related to unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk;

●	our ability to generate revenue and profit margin under our collaboration with third parties and anticipated contracts which is subject to certain risks; and

●	the effects of geopolitical events, including instability or the escalation of armed conflicts in the Middle East, including between Israel and Hamas in the Gaza Strip and with other parties in the region.

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this Annual Report generally.

Readers are urged to carefully review and consider the various disclosures made throughout this Annual Report which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in this Annual Report are made as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this Annual Report. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, the section of this Annual Report entitled “Item 4. Information on the Company” contains information obtained from independent industry sources and other sources that we have not independently verified.

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

Summary Risk Factors

Investing in our ordinary shares involves a high degree of risk, as fully described below. The principal factors and uncertainties that make investing in our ordinary shares risky, include, among others:

Risks Related to Our Business and Industry

●	We have a history of losses and may not be able to achieve or maintain profitability.

●	We will need to raise additional capital to meet our business requirements in the future, and such capital raising may be costly or difficult to obtain and could dilute our shareholders’ ownership interests.

●	To support our business growth, we expanded our product offering to include the Beamr Cloud, a SaaS solution, and a GPU-accelerated video compression solution for AVs the development and commercialization of which may not be successful. This change in our products and services also makes it difficult to evaluate our current business and future prospects and may increase the risk that we will not be successful.

●	We may not be successful in establishing and maintaining strategic partnerships, which could adversely affect our ability to commercialize and further develop our current and future products.

●	Our future growth depends in part upon the successful deployment of our product offerings.

●	Our business model is evolving, and we may not successfully execute this transition, which could adversely affect our results of operations and financial condition.

●	The failure to effectively develop and expand our sales and marketing and research and development capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our offerings.

●	Our business and operations have experienced growth, and if we do not appropriately manage this growth and any future growth, or if we are unable to improve our systems, processes and controls, our business, financial condition, results of operations and prospects will be adversely affected.

●	The markets for our offerings are new and evolving and may develop more slowly or differently than we expect. Our future success depends on the growth and expansion of these markets and our ability to adapt and respond effectively to evolving market conditions.

●	The loss of one or more of our significant customers, or any other reduction in the amount of revenue we derive from any such customer, would adversely affect our business, financial condition, results of operations and growth prospects.

●	If we are not able to keep pace with technological and competitive developments and develop or otherwise introduce new products and solutions and enhancements to our existing offerings, our offerings may become less marketable, less competitive or obsolete, and our business, financial condition and results of operations may be adversely affected.

●	If we are not able to maintain and expand our relationships with third-party technology partners to integrate our offerings with their products and solutions, our business, financial condition and results of operations may be adversely affected.

●	We may not be able to compete successfully against current and future competitors, some of whom have greater financial, technical, and other resources than we do. If we do not compete successfully, our business, financial condition and results of operations could be harmed.

●	We depend on our management team and other key employees, and the loss of one or more of these employees or an inability to attract and retain highly skilled employees could adversely affect our business.

Risks Related to Information Technology, Intellectual Property and Data Security and Privacy

●	A real or perceived bug, defect, security vulnerability, error, or other performance failure involving our products and services could cause us to lose revenue, damage our reputation, and expose us to liability.

●	If we or our third-party service providers experience a security breach, data loss or other compromise, including if unauthorized parties obtain access to our customers’ data, our reputation may be harmed, demand for our products and services may be reduced, and we may incur significant liabilities.

●	Insufficient investment in, or interruptions or performance problems associated with, our technology and infrastructure, including in connection with our existing products and any new products that we may develop, and our reliance on technologies from third parties, may adversely affect our business operations and financial results.

●	Failure to protect our proprietary technology, or to obtain, maintain, protect and enforce sufficiently broad intellectual property rights therein, could substantially harm our business, financial condition and results of operations.

●	We rely on software and services licensed from other parties. The loss of software or services from third parties could increase our costs and limit the features available in our products and services.

Risks Related to Other Legal, Regulatory and Tax Matters

●	Changes in laws and regulations related to the internet or video standards, changes in the internet infrastructure itself, or increases in the cost of internet connectivity and network access may diminish the demand for our offerings and could harm our business.

●	Our corporate structure and intercompany arrangements are subject to the tax laws of various jurisdictions, and we could be obligated to pay additional taxes, which would adversely affect our results of operations.

Risks Related to Our Operations in Israel and Russia

●	Political, economic and military conditions in Israel could materially and adversely affect our business.

●	Russia’s invasion of Ukraine and sanctions brought against Russia could disrupt our software development operations in Russia.

Risks Related to Ownership of our Ordinary Shares

●	The market price for our ordinary shares may be volatile or may decline regardless of our operating performance.

●	Our principal shareholders will continue to have significant influence over us.

●	Your ownership and voting power may be diluted by the issuance of additional shares of our ordinary shares in connection with financings, acquisitions, investments, our equity incentive plans or otherwise.

●	We incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

●	If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, our shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

Risks Related to Our Business and Industry

We have a history of losses and may not be able to achieve or maintain profitability.

We have incurred losses in each year since our incorporation in 2009, including net losses of $6 million, $3.3 million and $0.7 million in the years ended December 31, 2025, 2024 and 2023. As a result, we had an accumulated deficit of $41 million and $35 million as of December 31, 2025 and 2024, respectively. We intend to continue to expend substantial financial and other resources on, among other things:

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

To support our business growth, we expanded our product offering to include the Beamr Cloud, a SaaS solution, and a GPU-accelerated video compression solution for AVs the further development and commercialization of which may not be successful. This change in our products and services also makes it difficult to evaluate our current business and future prospects and may increase the risk that we will not be successful.

Our current product line has up until recently been mainly geared to the high end, high quality media customers and we count among our customers Netflix, Paramount, JioHotsar, Snapfish, Deluxe and other leading media companies using video and photo solutions.  This product line involves high cost and complexity of deploying our existing software solutions and the long sales lead times.

In order to grow our business, in 2019, we resolved to build a lower cost offering which requires hardware acceleration and started to integrate with hardware encoders. In the first quarter of 2020, we introduced our first proof of concept results with Intel’s GPU. Then, we made a strategic decision to focus our resources on the development and commercialization of our next-generation product, the Beamr Cloud, a SaaS solution that is designed, based on our own internal testing, to provide up to 10x cost-effective video optimization than existing solutions to an industry agnostic target market. In February 2024, we launched our SaaS solution, which was initially operating over and integrated with AWS. In February 2025, Beamr Cloud also joined the AWS ISV Accelerate program, a global co-sell initiative for AWS partners, while demonstrating strong alignment with AWS’s go-to-market strategies and initiatives, and in March 2025, Beamr Cloud became available to members of NVIDIA’s startup and ISV programs at special rates, helping accelerate their AI development and deployment with high-quality, high-performance, GPU-accelerated video operations. In June 2024, Beamr Cloud achieved Powered by Expertise and became available in the Oracle Cloud Marketplace for OCI customers, and in July 2024, Beamr Cloud was integrated with its first AI capability to allow for automatic caption and transcription generation for videos in multiple languages, with plans to offer additional features and capabilities and to extend to other cloud platforms.

In June 2025, we launched a high-performance, high-quality video compression solution designed to address challenges in the fast-growing AV industry, that relies on massive usage of video data. We have completed multiple PoC evaluations with Tier-1 automotive suppliers and AV developers, validating material storage and networking efficiency gains under defined test conditions.

This change in strategy and these efforts may prove more expensive than we currently anticipate, or may require longer development and deployment times, and we may not succeed in further developing and commercializing our SaaS solution sufficiently, or at all.

We may not be successful in establishing and maintaining strategic partnerships, which could adversely affect our ability to commercialize and further develop our current and future products.

To successfully commercialize and further develop our product offerings, we will need substantial financial resources as well as expertise and physical resources and systems. We may elect to develop some or all of these physical resources and systems and expertise ourselves, or we may seek to collaborate with another company or companies that can provide some or all of such physical resources and systems as well as financial resources and expertise. For example, we are collaborating with NVIDIA, a leading developer of GPUs, in the development of our next generation product, the Beamr Cloud, and for our GPU-accelerated video compression solution for Avs, we recently completed multiple PoC evaluations with Tier-1 automotive suppliers and AV developers, validating material storage and networking efficiency gains under defined test conditions.

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

Our future growth depends in part upon the successful deployment of our product offerings.

We are currently in early phases of executing our commercialization strategy for our GPU-accelerated video compression solution for AVs. We are focusing on a limited number of higher-priority and potentially higher-impact opportunities with global industry leaders, some of whom we are already in discussion, which we will refer to as our “lighthouse” accounts upon the signing of definitive agreements. These potential engagements would involve extended evaluation and integration cycles by design, reflecting the mission critical role video plays in their core infrastructure and decision-making pipelines.

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

Our business model is evolving, and we may not successfully execute this transition, which could adversely affect our results of operations and financial condition.

We are in the process of evolving our business model, including changes to our product offerings, target markets, revenue streams, pricing strategies, and strategic partnerships. This transition may require significant investments in research and development, sales and marketing, personnel, and infrastructure, and may involve shifting resources away from existing initiatives. There can be no assurance that our revised strategy will achieve market acceptance, generate sustainable revenues, or improve profitability.

As we implement these changes, we may experience increased operating expenses, longer sales cycles, customer uncertainty, disruption to existing relationships, or delays in revenue generation. In addition, our management team must devote substantial time and attention to executing this transition, which may divert focus from day-to-day operations. If we are unable to effectively manage this evolution, respond to market feedback, or adapt to competitive and technological developments, our business, financial condition, results of operations and share price could be materially adversely affected.

The failure to effectively develop and expand our sales and marketing and research and development capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our offerings.

Our ability to increase our customer base and achieve broader market acceptance of our products and services and in particular the Beamr Cloud and our GPU-accelerated video compression solution for AVs will depend to a significant extent on our ability to expand our sales and marketing operations, including costs inherent to acquiring new customers, and invest in further research and development efforts to add new features and capabilities. As part of our growth strategy, we plan to dedicate significant resources to our marketing programs. All of these efforts will require us to invest significant financial and other resources. Our business will be harmed if our efforts do not generate a correspondingly significant increase in revenue.

Our business and operations have experienced growth, and if we do not appropriately manage this growth and any future growth, or if we are unable to improve our systems, processes and controls, our business, financial condition, results of operations and prospects will be adversely affected.

We plan to make continued investments in the growth and expansion of our business and customer base including in particular substantial investment of resources in the commercialization and future development of our next-generation product, the Beamr Cloud SaaS solution, which we launched in February 2024, and our GPU-accelerated video compression solution for Avs, which we launched in June 2025. The growth and expansion of our business places a continuous and significant strain on our management, operational, financial and other resources. In addition, as customers adopt our offerings for an increasing number of use cases, we have had to support more complex commercial relationships. In order to manage our growth effectively, we must continue to improve and expand our information technology and financial infrastructure, our security and compliance requirements, our operating and administrative systems, our customer service and support capabilities, our relationships with various partners and other third parties, and our ability to manage headcount and processes in an efficient manner.

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

If market adoption of video compression solutions for autonomous vehicles does not continue to develop, or develops more slowly than we expect, our business will be adversely affected.

Our growth strategy depends significantly on the continued advancement and market adoption of video compression solutions within the AV industry. These technologies are intended to enable more efficient processing, transmission and storage of high-resolution video data while preserving the accuracy and reliability of machine learning models used in perception and decision-making systems. However, the AV market remains rapidly evolving and subject to technological, regulatory, and commercial uncertainties.

Adoption of video compression solutions may be slower than we anticipate due to a number of factors, including longer development and validation cycles in the AV industry, the availability of alternative hardware or software architectures, cost sensitivity among original equipment manufacturers, o OEMs, and Tier 1 suppliers, integration challenges, concerns regarding performance validation and safety certification, or broader slowdowns in AV deployment and commercialization. In addition, potential customers may choose to develop in-house solutions or adopt competing technologies that reduce or eliminate the need for our products.

If demand for video compression solutions does not materialize, grows more slowly than expected, or if our solutions fail to achieve broad acceptance within the AV ecosystem, our ability to generate revenues, secure strategic partnerships, and achieve profitability could be materially and adversely affected.

Integration of our solutions into our customers’ systems may be complex, resource-intensive and time-consuming, which could delay or limit adoption of our products.

Even where our video optimization technology demonstrates clear performance, cost or efficiency advantages, successful deployment often requires integration with customers’ existing infrastructure, software environments, AI pipelines, hardware platforms and operational workflows. Such integration may involve technical customization, compatibility testing, model retraining, security reviews and coordination across multiple internal stakeholders within the customer’s organization. These processes can be time-consuming, resource-intensive and technically challenging for our customers, particularly in large enterprises with complex legacy systems.

If customers lack sufficient technical resources, internal alignment or budget to support integration, implementation timelines may be extended, projects may be scaled back or cancelled, or anticipated performance benefits may not be fully realized. In addition, lengthy integration cycles may delay revenue recognition, increase our sales and support costs and adversely affect customer satisfaction. As a result, even where our solutions deliver demonstrable value, our growth, operating results and financial condition could be adversely affected.

Our pricing and reporting mechanisms may create cost uncertainty for customers, which could deter adoption or limit usage of our solutions.

Even where our video optimization solutions demonstrate measurable value and performance improvements, certain customers may perceive uncertainty regarding how our services are measured, reported or billed. In particular, usage-based or performance-linked pricing models may make it difficult for customers to accurately forecast their total cost of ownership, especially in high-volume or dynamically scaling environments. Customers may be concerned that increased usage could result in uncapped or unpredictable payments, which may present technical, budgeting and financial planning challenges.

In addition, if our reporting mechanisms are viewed as complex or insufficiently transparent, customers may require additional internal review, auditing or monitoring processes before approving deployment. These concerns could delay purchasing decisions, reduce usage levels, lengthen sales cycles or cause customers to seek alternative solutions with more predictable pricing structures. Any such developments could adversely affect our revenues, customer relationships and overall business performance.

Failure to make competitive technological advances will put us at a disadvantage and may lead to a negative operational and financial outcome.

Continuing technological changes in the market for our video compression solutions could make our products less competitive or obsolete, either generally or for particular applications. Our future success will depend upon our ability to develop and introduce a variety of new capabilities and enhancements to our existing product and service offerings, as well as introduce a variety of new product offerings, to address the changing needs of the markets in which we offer products. Delays in introducing new solutions and enhancements, the failure to choose correctly among technical alternatives or the failure to offer innovative product or enhancements at competitive prices may cause existing and potential customers to purchase our competitors’ products. If we are unable to devote adequate resources to develop new products or cannot otherwise successfully develop new products or enhancements that meet customer requirements on a timely basis, our products may no longer be as marketable as compared to competitors and we could lose a substantial portion of our market share in those products, resulting in a potential decline in our revenue and greater operating losses.

In addition, research and development activities are inherently uncertain, and as such, we might encounter practical difficulties in commercializing our research and development results, which could result in excessive research and development expenses or delays. If we are unable to keep up with technological developments in the industry and anticipate market trends, or if new technologies render our technologies or solutions obsolete, customers may no longer be attracted to our products. As a result, our business, results of operations and financial condition would be materially and adversely affected.

Adverse conditions in the automotive and AV markets or the global economy more generally could have adverse effects on our results of operations.

While we make strategic planning decisions based on the assumption that the AV markets that we are targeting will grow, our business is dependent, in large part on, and directly affected by, business cycles and other factors affecting the global automotive and AV markets and the global economy generally. Automotive is a highly cyclical and depend on general economic conditions and other factors, including consumer spending and preferences, changes in interest rates and credit availability, consumer confidence, fuel costs, fuel availability, environmental impact, governmental incentives and regulatory requirements, and political volatility, especially in energy-producing countries and growth markets. In addition, production and sales can be affected by our OEM and Tier 1 customers’ ability to continue operating in response to challenging economic conditions and in response to labor relations issues, regulatory requirements, trade agreements and other factors. For example, the volume of automotive production in North America, Europe and the rest of the world has fluctuated due to fluctuations in gas and oil prices, government regulation related to fuel emissions, and tariffs related to automotive materials and parts, among other things, sometimes significantly, from year to year, and we expect such fluctuations to give rise to fluctuations in the demand for our products. Any significant adverse change in any of these factors may result in a reduction in sales of our light and vision control products and could have a material adverse effect on our business, results of operations and financial condition.

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

Our future success is dependent on our ability to establish and maintain successful relationships with a diverse set of customers. We currently derive a significant portion of our revenue from a limited number of our customers. For the years ended December 31, 2025, 2024 and 2023, our top ten customers in the aggregate accounted for approximately 72%, 68% and 26% of our revenues, respectively.

Until we can derive significant revenue from the Beamr Cloud and our GPU-Accelerated video compression solution for AVs, we expect to continue to derive a significant portion of our revenue from a limited number of customers in the future and, in some cases, the portion of our revenue attributable to individual customers may increase. The loss of one or more significant customers or a reduction in the amount of revenue we derive from any such customer could significantly and adversely affect our business, financial condition and results of operations. Customers may choose not to renew their contracts or may otherwise reduce the breadth of the offerings which they purchase for any number of reasons. We are also subject to the risk that any such customer will experience financial difficulties that prevent them from making payments to us on a timely basis or at all.

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

While there are several companies offering video compression solutions such as MainConcept, Ateme, Visionular and open source (x264/x265), we believe there is currently no direct competitor with our content-adaptive video compression solutions. There are companies that offer software solutions for video optimization such as Harmonic and Elemental, and other companies offering storage optimization (but not involving video technologies) such as EMC and Seagate. In addition, for our quality measure, some of our current competitors include SSIMWave (SSIMPlus), Apple (AVQT), Google (UVQ) and open source (VMAF). We operate in a highly specialized area that is evolving very quickly with rapid developments. In the future, competitors could develop products or solutions that compete with our video compression solutions. For example, the public cloud platforms such as AWS, Azure, OCI, and GCP could in the future develop their own video optimization hardware accelerated solutions.

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

The market for video compression solutions applicable to AVs is competitive. Our future success will depend on our ability to lead by continuing to develop and protect from infringement of our technology in a timely manner, and to stay ahead of existing and new competitors. Our competitors may compete with us directly by offering video compression solutions, and indirectly by attempting to solve some of the same challenges with different technology. Our competitors primarily include, among others home grown solutions and other AV OEMs. We do not know how close these competitors are to commercializing solutions. Additionally, increased competition may result in pricing pressure and reduced margins and may impede our ability to increase the sales of our products or may cause us to lose market share, either of which will adversely affect our business, results of operations and financial condition.

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

Our products and services address the needs of customers and end users around the world, and we see continued international expansion as a significant opportunity. For the years ended December 31, 2025, 2024 and 2023, we generated approximately 21%, 30% and 28% of our revenue, respectively, from customers outside the United States. Our customers, end users, employees and partners are located in a number of different jurisdictions worldwide, and we expect our operations will become increasingly global as our business continues to grow. Our current international operations involve, and future initiatives will also involve, a variety of risks, including:

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

Inflation in Israel compounds the adverse impact of a devaluation of the NIS against the U.S. dollar by further increasing the amount of our Israeli expenses. Israeli inflation may also (in the future) outweigh the positive effect of any appreciation of the U.S. dollar relative to the NIS, if, and to the extent that, it outpaces such appreciation or precedes such appreciation. The Israeli rate of inflation did not have a material adverse effect on our financial condition during the years ended December 31, 2025, 2024 and 2023. Given our general lack of currency hedging arrangements to protect us from fluctuations in the exchange rates of the NIS or the RUB in relation to the U.S. dollar (and/or from inflation of such non-U.S. currencies), we may be exposed to material adverse effects from such movements. We cannot predict any future trends in the rate of inflation in Israel or in Russia or the rate of devaluation (if any) of the U.S. dollar against the NIS or the RUB.

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

Insufficient investment in, or interruptions or performance problems associated with, our technology and infrastructure, including in connection with our existing products and any new products that we may develop, and our reliance on technologies from third parties, may adversely affect our business operations and financial results.

Customers of our offerings will need to be able to access our platform at any time, without interruption or degradation of performance. Our existing products are, and any new products that we may develop may be, deployed on a public cloud infrastructure with the goal of providing improved stability, reliability, scalability and elasticity for our offerings. We may discover deficiencies in our design, implementation or maintenance in our offerings that could adversely affect our business, financial condition and results of operations. Furthermore, we cannot yet know the ultimate impact of this or any similar future event on our customer relationships.

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

We rely on AI algorithms and models in the operation of Beamr Cloud and our GPU-accelerated video compression solution for AVs. The AI models that we use are trained using various data sets. If our AI models are incorrectly designed or implemented or do not receive pictures or visual data, they may produce inaccurate or unreliable results, negatively impacting the performance and reliability of Beamr Cloud and our GPU-accelerated video compression solution for AVs. The effectiveness of our AI models depends on the quality and completeness of the data used for training. If the data is incomplete, inadequate, or biased, it could lead to suboptimal model performance, impairing the functionality of Beamr Cloud and our GPU-accelerated video compression solution for AVs. Any malfunction or unexpected behavior in our AI-driven systems could disrupt our operations, leading to increased downtime and higher maintenance costs for our customers, and potential loss of revenue. Additionally, failures in the performance of our AI models could damage our reputation, erode customer trust, and result in loss of business and negative publicity.

In addition, Beamr Cloud and our GPU-accelerated video compression solution for AVs uses AI and automated decision making technologies, including artificial intelligence and machine learning algorithms, and we are making significant investments to continuously improve the use of such technologies. There are significant risks involved in developing, maintaining and deploying AI and automated decision making technologies and there can be no assurance that the usage of such technologies will always enhance our products or services or be cost effective and more generally beneficial to our business, including our efficiency or profitability. In particular, if these AI models or automated decision making technologies are incorrectly designed or implemented, trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data or on data to which we do not have sufficient rights, and/or are adversely impacted by unforeseen defects, technical challenges, cybersecurity threats or material performance issues, the performance of our products, services, and business, as well as our reputation and the reputations of our customers, could suffer or we could incur liability through the violation of laws or contracts to which we are a party or through other civil claims. Further, our ability to continue to develop or use such models or technologies may be dependent on access to specific third-party software and infrastructure, such as processing hardware or third-party artificial intelligence models, and we cannot control the availability or pricing of such third-party software and infrastructure. In addition, market acceptance and consumer perceptions of AI technologies is uncertain at this point.

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

We are subject to, and must remain in compliance with, numerous laws and governmental regulations across various countries concerning the manufacturing, use, distribution and sale of our video compression solution for AVs. Some of our customers also require that we comply with other unique requirements relating to these matters.

We are currently in early phases of executing our commercialization strategy for our GPU-accelerated video compression solution for AVs, which may be subject to government regulation in the locations where we sell our products. Among other things, certain applicable laws and regulations require or may in the future require the submission of annual reports to certain governmental agencies certifying that such products comply with applicable performance standards, the maintenance of manufacturing, testing, and distribution records, and the reporting of certain product defects to such regulatory agency or consumers. If we or our products fail to comply with applicable regulations, we and/or our products could be subjected to a variety of enforcement actions or sanctions, such as product recalls, repairs or replacements, warning letters, untitled letters, safety alerts, injunctions, import alerts, administrative product detentions or seizures, or civil penalties. The occurrence of any of the foregoing could harm our business, results of operations, and financial condition.

Since we operate on a global basis, we must continually monitor applicable laws and regulations, and engage in an ongoing compliance process to ensure that we and our suppliers are in compliance with all existing laws and regulations. If there is an unanticipated or onerous new legislation or regulation that significantly impacts our use of various components or requires more expensive components, such legislation or regulation could materially adversely affect our business, results of operations and financial condition.

Since video compression solutions are used in AVs, they are subject to complicated and rapidly evolving laws and regulatory schemes that vary from jurisdiction to jurisdiction at the state, federal and international levels, including requirements related to safety, data privacy and security, and product liability, among other areas. These are rapidly evolving areas in which new or changed requirements could impose limitations on the use of our products. If we fail to adhere to these new laws and regulations or fail to continually monitor emerging developments, we may be subject to litigation, loss of customers or negative publicity and our business, results of operations and financial condition could be adversely affected. We are unable to predict how any future changes will impact us and if such impacts will be material to our business.

In addition, some of our customers may require that we comply with unique requirements specific to their operations. For example, U.S. Federal Aviation Administration requirements for certain airplane models, national and local safety regulations applicable to our ADAS products and other CE certification and UL certification requirements applicable to certain of our electronic products in various jurisdictions across the globe.

Our business may be adversely affected by changes in automotive safety regulations or concerns that drive further regulation of the automobile safety market.

Government vehicle safety regulations are an important factor for our business. Historically, these regulations have imposed ever-more stringent safety regulations for vehicles. These safety regulations often require, or customers demand, that vehicles have more safety features and more advanced safety products.

While we believe increasing automotive standards will present a market opportunity for our video compression solution, government safety regulations are subject to change based on a number of factors that are not within our control, including new scientific or technological data, adverse publicity regarding industry recalls and safety risks, accidents involving our products, domestic and foreign political developments or considerations, and litigation relating to our products and our competitors’ products. Changes in government regulations, as well as changes or evolution in court doctrines in interpreting those regulations, especially in the automotive industry, could adversely affect our business. If government priorities shift and we are unable to adapt to changing regulations or to court interpretations of those regulations, our business may be materially and adversely affected.

Federal and local regulators impose more stringent compliance and reporting requirements in response to product recalls and safety issues in the automotive industry. As the vehicles and airplanes that carry our products go into production, we may become subject to stringent requirements, including a duty to report, subject to strict timing requirements, safety defects with our products. Such rules and regulations may impose potentially significant civil penalties for violations including the failure to comply with such reporting actions. If we cannot rapidly address any safety concerns or defects with our products, our business, results of operations and financial condition may be adversely affected.

For example, the U.S. Department of Transportation has issued regulations that require manufacturers of certain autonomous vehicles to provide documentation covering specific topics to regulators, such as how automated systems detect objects on the road, how information is displayed to drivers, what cybersecurity measures are in place and the methods used to test the design and validation of autonomous driving systems. As cars that carry our sensors go into production, the obligations of complying with safety regulations could increase and it could require increased resources and adversely affect our business.

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

We have offices in Herzeliya, near Tel Aviv, Israel where our primary operations, research and development, and certain other finance activities are based. In addition, all of our officers and several of our directors, are residents of Israel. As of February 25, 2026, we had 20 full-time and part-time employees and four subcontractors in Israel. Accordingly political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring Arab countries, Hamas (an Islamist terrorist militia and political group that controls the Gaza strip), Hezbollah (an Islamist terrorist militia and political group based in Lebanon) and other terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. In January 2025, Israel and Hamas entered into a ceasefire agreement, which remained in effect until March 18, 2025, when hostilities resumed. As of October 9, 2025, Israel and Hamas entered into a renewed ceasefire agreement calling for a permanent end of the war. However, there are no assurances that such as agreement will hold. While the conflict has created heightened security concerns, disruptions to business operations, and economic instability, the ceasefire may contribute to improved regional stability. However, the security situation remains fluid, and any renewed military actions, restrictions, or government-imposed measures could adversely affect our operations, supply chains, and financial condition.

Since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and on other fronts from various extremist groups in region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, and in November 2024, a ceasefire was brokered between Israel and Hezbollah, but there are no guarantees as to whether the agreement will hold or whether further hostilities will resume.

In addition, in April 2024 and October 2024, Iran launched direct attacks on Israel involving hundreds of drones and missiles and has threatened to continue to attack Israel and is widely believed to be developing nuclear weapons. In June 2025, in light of continued nuclear threats and intelligence assessments indicating imminent attacks, Israel launched a preemptive strike directly targeting military and nuclear infrastructure inside Iran, aimed at disrupting Iran’s capacity to coordinate or launch further hostilities against Israel, as well as to degrade its nuclear program. In response, Iran launched multiple waves of drones and ballistic missiles at Israeli cities. While most of these attacks were intercepted, several caused civilian casualties and damage to infrastructure. While a ceasefire was reached between Israel and Iran in June 2025 after 12 days of hostilities, the situation remains volatile. Ongoing political instability, widespread protests, and heightened geopolitical tensions involving Iran, including the potential for military escalation and broader regional conflict, may adversely affect economic conditions, disrupt markets, and create uncertainty that could negatively impact our business, financial condition and results of operations. A broader regional conflict involving additional state and non-state actors remains a significant risk. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. These situations may potentially escalate in the future to more violent events which may affect Israel and us.

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service, including five full time employees in Israel of ours. Although many of such military reservists have since been released, including all our employees, they may be called up for additional reserve duty, depending on developments in the war in Gaza and along Israel’s other borders. Military service call ups that result in absences of personnel from us for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations. As of the date hereof, we currently have 66 full-time employees located in Israel.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our business operations. As such, our product and business development activities remain on track.

While the intensity and duration of the security situation in Israel have been difficult to predict, as were the economic implications on our business and operations and on Israel’s economy in general, the ceasefires mark a potential shift towards stability in the region. If sustained, this could reduce the risk of disruptions to our business and the Israeli economy in general. However, if the war is renewed or expands to other fronts, such as Lebanon, Syria and the West Bank, our operations may be harmed.

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

The continued political instability and hostilities between Israel and its neighbors and any future armed conflict, terrorist activity or political instability in the region could adversely affect our operations in Israel and adversely affect the market price of our shares of common stock. In addition, several organizations and countries may restrict doing business with Israel and Israeli companies have been and are today subjected to economic boycotts. The interruption or curtailment of trade between Israel and its present trading partners could adversely affect our business, financial condition and results of operations.

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

In addition to our U.S. and Israel operations, we have operations in Russia through our wholly owned subsidiary, Beamr Imaging RU. Specifically, we undertake some of our software development and research and development in Russia using personnel located there. While some of our developers are located in Russia, our research and development leadership is located in Israel.

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

We do not operate in any sectors of the Russian economy that have been targeted by U.S. or EU sanctions and have no reason to believe that we would be targeted by any sanctions in the future. Nonetheless such sanctions and potential responses to such sanctions, including those that may limit or restrict transfer funds into Russia, may in the future significantly affect our ability to pay our personnel based in Russia. In response, we have begun to partially implement a business continuity plan in order to address risks related to the conflict on our personnel, operations and product development that includes alternative payment solutions for personnel in Russia and relocation of personnel to territories outside Russia. In addition, we have focused our hiring efforts on other locations. As of February 25, 2026, some of the Russian employees and contractors of our wholly owned subsidiary in St. Petersburg, Russia have relocated to other countries, including Serbia and Poland, and we are continuing to monitor the situation with respect to our business continuity plan.

Our operations and presence in Russia is limited. We have no manufacturing operations in Russia and our operations in Russia are limited to software development and research and development activities. We do not sell any products in Russia and as a consequence we have not derived any revenues from there. To date, none of our investors expressed concern with respect to our operations in Russia and none of our customers terminated or downsized their engagement with us as a result of such operations. Our employees in Russia have not to date experienced any change in their daily ability to perform their tasks. We do not expect Russia or another government to nationalize our assets or operations in Russia. In particular, our primary asset is software that are stored outside of Russia and our products and services are all delivered outside of Russia. In addition, we believe that if we needed to, we would be able to recruit personnel outside Russia without any material interruption to our operations. As a result, we believe that if nationalization were to occur, any impact on our financial statements would be immaterial. Nevertheless, we cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond our control.

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

As of February 25, 2026, our principal shareholders each holding more than 5% of our outstanding ordinary shares collectively beneficially own approximately 29.3% of our outstanding ordinary shares. See “Item 7.A. Major Shareholders”. These shareholders or their affiliates will be able to exert significant influence over us and, if acting together, will be able to control matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, including a merger, consolidation or sale of all or substantially all of our assets and the issuance or redemption of equity interests in certain circumstances. The interests of these shareholders may not always coincide with, and in some cases may conflict with, our interests and the interests of our other shareholders. For instance, these shareholders could attempt to delay or prevent a change in control of our company, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their ordinary shares. This concentration of ownership may also affect the prevailing market price of our ordinary shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in your best interests.

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

In addition, we intend to register the offer and sale of all ordinary shares that we may issue from time to time under our equity compensation plans. Once we register these shares, they will be freely tradable in the public market, subject to the volume limitations under Rule 144 of the Securities Act in the case of our affiliates.

Your ownership and voting power may be diluted by the issuance of additional shares of our ordinary shares in connection with financings, acquisitions, investments, our equity incentive plans or otherwise.

We have 222,000,000 ordinary shares authorized. Subject to compliance with applicable rules and regulations, we may issue ordinary shares or securities convertible into ordinary shares from time to time for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with a financing, acquisition, investment, our equity incentive plans or otherwise. As of December 31, 2025, 1,491,776 ordinary shares were outstanding and we had 889,439 ordinary shares issuable upon the exercise of outstanding options at a weighted average exercise price of $2.49 per share, warrants to purchase 153,367 ordinary shares and an additional 854,206 ordinary shares reserved for future issuance under our 2015 Plan. See “Item 6.C—Director, Senior Management and Employees—Compensation.” Any additional ordinary shares that we issue, including under our 2015 Plan or other equity incentive plans that we may adopt in the future, or in connection with the exercise of our warrants, would dilute the percentage ownership and voting power held by investors. In the future, we may also issue additional securities if we need to raise capital, including, but not limited to, in connection with acquisitions, which could constitute a material portion of our then-outstanding ordinary shares. Any such issuance could substantially dilute the ownership and voting power of our existing shareholders and cause the market price of our ordinary shares to decline.

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

We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended, or the Code), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our market capitalization and the composition of our income, assets and operations, we believe that we were not a PFIC for the year ended December 31, 2025 and we do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the public price of our ordinary shares, which could fluctuate significantly. In addition, it is possible that the Internal Revenue Service may take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we will not be classified as a PFIC in the current taxable year or in the future. Certain adverse consequences of PFIC status may be alleviated if a U.S. Holder (as defined below) makes a “mark to market” election or an election to treat us as a qualified electing fund, or QEF. These elections would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. It is not expected that a U.S. Holder will be able to make a QEF election because we do not intend to provide U.S. Holders with the information necessary to make a QEF election. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Certain Material U.S. Federal Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ordinary shares. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our ordinary shares. For further discussion, see “Item 10.E—Additional Information—Taxation—Certain Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies.”

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

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. In addition, we will be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an emerging growth company. Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our shares could decline and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities, which would require additional financial and management resources.

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

We are required to disclose changes made in our internal controls and procedures on an annual basis and our management is required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” under the Jumpstart Our Business Startups Act, or the JOBS Act, or a “non-accelerated filer” under SEC rules, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company for up to the date that is the last date of the fiscal year that includes the fifth anniversary of our first sale of our common equity securities pursuant to an effective registration statement (i.e. December 31, 2023). An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

Although as of December 31, 2025, we did not have any material weaknesses in our internal control over financial reporting, there can be no assurance that we will not suffer from other material weaknesses in the future. If we fail to maintain effective internal controls over financial reporting in the future, such failure could result in a material misstatement of our annual or quarterly financial statements that would not be prevented or detected on a timely basis and which could cause investors and other users to lose confidence in our financial statements, limit our ability to raise capital and have a negative effect on the trading price of our ordinary shares. Additionally, failure to remediate the material weakness or otherwise maintain effective internal controls over financial reporting may also negatively impact our operating results and financial condition, impair our ability to timely file our periodic and other reports with the SEC, subject us to additional litigation and regulatory actions and cause us to incur substantial additional costs in future periods relating to the implementation of remedial measures.

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

If we fail to comply with the continued listing requirements of the Nasdaq Stock Market LLC, our ordinary shares could be delisted, which could adversely affect the liquidity and market price of our ordinary shares and our ability to raise additional capital.

Our ordinary shares are listed on the Nasdaq Capital Market. To maintain our listing, we are required to satisfy certain continued listing requirements, including, among other things, minimum bid price, minimum market value of publicly held shares, minimum shareholders’ equity (or other financial metrics), corporate governance requirements, and timely filing of periodic reports with the SEC.

On January 26, 2026, Nasdaq filed a rule proposal with the SEC that would permit the immediate suspension and delisting of a company listed on the Nasdaq Capital Market if its market value of listed securities remains below $5 million for 30 consecutive business days. As of the date of this Annual Report, our market value of listed securities is above $5 million.

There can be no assurance that we will be able to comply with Nasdaq’s continued listing standards in the future. If we fail to satisfy any of Nasdaq’s continued listing requirements, we may receive a deficiency notice from Nasdaq and, depending on the nature of the deficiency, may be afforded a limited period of time to regain compliance. However, certain deficiencies may not be subject to a cure period or may result in immediate delisting. If we do not regain compliance within any applicable cure period, or if Nasdaq determines that we are not eligible for a compliance period, Nasdaq may determine to delist our ordinary shares.

If we do not meet Nasdaq’s continued listing requirements, our ordinary shares could be delisted. A delisting of our ordinary shares from Nasdaq could materially reduce the liquidity of our ordinary shares and result in a corresponding material reduction in the price of our ordinary shares. In addition, delisting could harm our ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and may result in the potential loss of confidence by investors, employees and fewer business development opportunities and strategic alternatives. There can be no assurance that our ordinary shares, if delisted from the Nasdaq Capital Market in the future, would be listed on a national securities exchange, a national quotation service, the Over-The-Counter Markets or the pink sheets. Delisting from the Nasdaq Capital Market, or even the issuance of a notice of potential delisting, would also result in negative publicity, make it more difficult for us to raise additional capital, adversely affect the market liquidity of our ordinary shares, reduce security analysts’ coverage of us and diminish investor, supplier and employee confidence. Additionally, the threat of delisting or the delisting of our ordinary shares from the Nasdaq Capital Market could reduce the number of investors willing to hold or acquire our ordinary shares, thereby further restricting our ability to obtain equity financing, and it could reduce our ability to retain, attract and motivate our directors, officers and employees. In addition, as a consequence of any such delisting, our share price could be negatively affected and our shareholders would likely find it more difficult to sell, or to obtain accurate quotations as to the prices of, our ordinary shares. Accordingly, any failure to maintain compliance with Nasdaq’s continued listing requirements could have a material adverse effect on our business, financial condition, results of operations and the value of our ordinary shares.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Beamr is a world leader in content-adaptive video compression. We are trusted by leading global technology companies, including NVIDIA and Amazon Web Services, and serve top media companies such as Netflix, Paramount and JioHotstar. We are a leading innovator in video compression for both human viewing and machine vision. Our solutions enable customers to deliver media content with exceptional quality and performance, and allow efficient, cost-effective petabyte-scale machine vision video data workflows. With our Emmy®-winning patented technology, we transform complex video workflows into reliable, scalable operations that reduce storage and delivery costs by up to 50% while preserving visual quality and machine learning accuracy. Our customers include tier one over-the-top content distributors, video streaming platforms, and Hollywood studios. They rely on our suite of products and expertise to reduce the cost and complexity associated with storing, distributing and monetizing video and images across devices.

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

Our ordinary shares have been listed on the Nasdaq Capital Market under the ticker symbol “BMR” since February 28, 2023.

Our principal office is located at 10 HaManofim Street, Herzeliya, 4672561, Israel, and our telephone number is +1-888-520-8735. Our wholly-owned subsidiary, Beamr, Inc., serves as our agent for service of process in the United States for certain limited matters, and its address is 16185 Los Gatos Blvd, Ste 205, Mailbox 12, Los Gatos, CA 95032.

Our internet address is https://beamr.com/. We use our website as a channel of distribution of Company information. The information we post on our website may be deemed material. Accordingly, investors should monitor our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. The contents of our website are not, however, a part of this Annual Report.

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

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

●	liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events.

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

B. Business Overview

Overview

Beamr is a world leader in content-adaptive video compression. We are trusted by leading global technology companies, including NVIDIA and Amazon Web Services (AWS), and serve top media companies such as Netflix, Paramount and JioHotstar.

We are a leading innovator in video compression for both human viewing and machine vision. Our solutions enable customers to deliver media content with exceptional quality and performance, and allow efficient, cost-effective petabyte-scale machine vision video data workflows. With our Emmy®-winning patented technology, we transform complex video workflows into reliable, scalable operations that reduce storage and delivery costs by up to 50% while preserving visual quality and machine learning (ML) accuracy.

Our customers include tier one over-the-top (OTT) content distributors, video streaming platforms, and Hollywood studios. They rely on our suite of products and expertise to reduce the cost and complexity associated with storing, distributing and monetizing video and images across devices.

Our approach addresses core business needs in artificial intelligence (AI) and machine vision industries, such as autonomous vehicles (AV), where video is central to operations and its usage is growing rapidly. For AI businesses, massive “data factories” process tens to hundreds of petabytes of real-world and synthetic footage. Managing this scale creates pressing, costly challenges, including long-term storage and significant infrastructure investment. Our solutions power efficient video processing that preserves ML model accuracy while also addressing the urgent demand for smart compression.

Our expansion into machine vision, including AV applications, resulted from the internal development of our core technology and a strategic focus on GPU-based video encoding. As demand increases for video solutions used in machine vision workloads rather than human viewing, we extended our existing content-adaptive compression technology and developed additional tools designed to address the requirements of these use cases. These developments enable more efficient video processing for emerging machine vision markets, including autonomous vehicles, while maintaining data fidelity and machine learning model performance.

Beamr was built around a simple principle that even small changes to video can have outsized consequences for quality and system performance. From the beginning, our focus has been on how compression affects quality - not only how content looks, but how it performs across downstream systems. Our progress in machine vision reflects a broader shift in the video landscape - as AI systems scale, video is increasingly used not only for delivery, but also as training data, decision data, and operational ground truth - where even small changes can affect system behavior and trust. This shift is changing how video must be processed and validated, and requires solutions that preserve visual quality and data fidelity. Our mission is to deliver the solutions required to support this new era of AI-driven video infrastructure.

Validating our Technology for Machine Vision and Autonomous Vehicles

At the heart of our patented video optimization technology is the proprietary Beamr Quality Measure (BQM) that is highly correlated with the human visual system. BQM is integrated into our content adaptive bitrate (CABR) system which together maximizes quality and removes visual redundancies resulting in a smaller file size. The BQM has excellent correlation with subjective results, confirmed in testing under ITU BT.500, an international standard for rigorous testing of image quality. The perceptual quality preservation of CABR has been repeatedly verified using large scale crowd-sourcing based testing sessions, as well as by industry leaders and studio “golden eyes”.

Since 2023, we have systematically validated CABR’s capability for machine vision tasks. We showcased Beamr’s technology capability to reduce video file sizes while also preserving ML model accuracy, addressing a critical infrastructure challenge AV and ML companies face managing petabyte-scale video datasets.

In our initial research, we established that CABR can be applied to videos that undego ML tasks for people detection in video using pre-trained models. Subsequently, we showed that training a neural network for action recognition with significantly smaller, Beamr-optimized files has no negative impact on the training process.

To evaluate our solution for AV tasks, we performed a series of rigorous benchmark testing, using real-world AV footage and industry-standard models and metrics. The testing, which included challenging scenarios with complex camera configurations and diverse environmental conditions following collaboration with the NVIDIA AV Infrastructure team, demonstrated results that showed that CABR delivered 23%-50% compression improvement over current video workflows and codecs.

We have also published results of a comparison between Beamr’s CABR and industry-standard compression on an uncompressed real-world, multi-camera AV dataset. The results showed Beamr’s CABR compression achieved 48% average file size reduction with a <2% difference in mean Average Precision (mAP), which is well within the model’s expected variance, confirming ML-safe compression. In January 2026, we showcased rigorous benchmark testing with NVIDIA’s recently published physical AI AV dataset – an already encoded dataset. Testing showed 20%-50% file size reduction, while preserving the model’s output with remarkable fidelity across detection, localization, and confidence consistency.

Leveraging our proven and proprietary technology, we have been and are currently engaged in multiple Proof of Concepts (PoCs) with AV system developers, including several Tier-1 AV companies. Several of these PoCs have started to transition from validation of our technology into the early commercial pipeline as we were successful in further validating our solution readiness for production environments.

Our Product Line

We license several core video and image compression products that help our customers use video and images to further their businesses in meaningful ways: (1) a suite of video compression software encoder solutions including the Beamr 4 H.264 encoder, Beamr 4X H.264 content adaptive encoder, Beamr 5 HEVC encoder and the Beamr 5X HEVC content adaptive encoder, (2) Beamr JPEGmini photo optimization software solutions for reducing JPEG file sizes, (3) Integration of Beamr’s CABR technology and NVIDIA video encoder, NVENC. NVENC-CABR is offered as SDK integration, FFMPEG plugin, Gstreamr plugin, on the cloud service. We support all major codecs, AVC, HEVC and AV1, including codec modernization for higher performance and long-term compatibility.

Until recently, our current product line was mainly geared to the high end, high quality media customers and we count among our enterprise customers Netflix, Snapfish, Paramount, JioHotstar, Genesys, Deluxe, Citrix, Walmart, Photobox, Dalet, TAG, and other leading media companies using video and photo solutions.

Due to the high cost and complexity of deploying our software solutions and the long sales lead times, we have made a strategic decision to enable the deployment of our services through additional and new channels. First, we focused our resources on the development and commercialization of a cloud based HW-Accelerated CABR solution, powered by NVIDIA graphics processing units (GPUs). The new solution is designed, based on our own internal testing, to be up to 10x more cost efficient than our existing software-based solutions, resulting in reduced media storage, processing and delivery costs. Presently, the Beamr technology can be deployed either as a full Software-as-a-Service (SaaS) solution, through public cloud, including AWS and Oracle Cloud Infrastructure (OCI), as a private cloud, or as an On Premises solution.

Collaboration with NVIDIA and AWS

We have collaborated with NVIDIA, a multinational technology company and a leading developer of GPUs. Our CABR software executes directly on NVIDIA GPU cores and interacts with the NVIDIA video accelerator encoder known as NVENC, after three years of joint research and development. NVIDIA NVENC is a high-quality, high-performance hardware video encoder that is built into most NVIDIA GPUs, as well as NVIDIA software platforms, such as Holoscan for Media and more. NVENC offloads video encoding to hardware, and provides extreme performance for applications, such as live video encoding, cloud storage, and cloud gaming. NVIDIA GPUs with NVENC are available on all major cloud platforms, and with Beamr’s CABR, enable up to 50% file size reduction and faster video processing.

We continue to collaborate with NVIDIA on further development of our Beamr NVENC CABR solution, which is the world’s first GPU accelerated encoding solution powered by our CABR. This solution enables high-performance, high-quality video processing, with GPUs programmable architecture, and adaptability to fast-paced innovation, including AI capabilities. We believe that GPUs’ exceptional value for video compression and AI workflows will accelerate their usage in video workflows across high-growth markets, including ML and AVs.

Our GPU-based and software solutions are designed to address the demands of businesses across the various markets. For the AV and ML markets, we offer video data compression designed to meet the specific requirements of AI data pipelines while preserving the required model accuracy. For the Media and Entertainment (M&E) industry we offer solutions for both Video-on-demand (VOD) and for live broadcasting and streaming at the industry standard of 4K resolution at 60 frames-per-second (4Kp60). Our solutions are available across the three major video codecs: AVC, HEVC and AV1 (AOMedia Video 1).

We believe that our unique positioning with GPU-accelerated video processing enables AI-driven enhancement during compression in a unified, cost-effective pipeline, unlike the dual pipeline required in the CPU approach. We have already demonstrated that AI quality enhancement from 720p source to 4K delivery, with NVIDIA RTX Video Super Resolution, while reducing delivery costs by up to 50%. As traditional video is transforming into AI video, we plan to enable companies and users with extensive video operations the ability to apply more AI-driven capabilities. GPU-accelerated video processing enables codec modernization to HEVC and AV1 for higher performance and long-term compatibility, while significantly reducing video file sizes with a cost-effective process that removes adoption barriers.,

We are a member of the AWS ISV Accelerate program, a global co-sell initiative for AWS partners, while demonstrating strong alignment with AWS’s go-to-market strategies and initiatives. Beamr’s solutions are also available to members of NVIDIA’s startup and ISV programs at special rates, helping accelerate their AI development and deployment with high-quality, high-performance, GPU-accelerated video operations.

Our Business Strengths

We believe that the following business strengths differentiate us from our competitors and are key to our success:

●	We are a recognized video compression market leader. In January 2021 we were recognized with an Emmy® Award for the “Development of Open Perceptual Metrics for Video Encoding Optimization” and in November 2021 we won the Seagate Lyve Innovator of the Year competition. We have over 50 patents, and count among our customers leading content distributors including Netflix and Paramount.

●	Strong value proposition. We believe our existing video compression encoding solutions are among the fastest software video encoders on the market and provide a lower total cost-of-ownership to our customers by reducing media storage, processing and delivery costs. Our GPU-accelerated video solution performance is up to 10x more cost efficient than our existing software-based solutions, resulting in even greater reduced costs, based on our own internal testing, media storage, processing and delivery costs.

●	Addressing the exponential growth in AV and ML markets. We have conducted several rigorous benchmark testing that has shown that our technology can achieve up to a 50% reduction in video storage for AV data while preserving model stability, with measured accuracy changes below 2% under benchmark conditions. Successful PoCs with tier-1 AV teams that handle tens to hundreds petabytes of video data and spend millions and tens of millions of dollars on storage every year, validated that our ML-safe video data compression is production-ready and offers significant savings in storage, delivery, infrastructure, and compute resources. We believe that our proprietary technology addresses a pressing, costly challenge for AV and ML teams – managing video data at scale, including long-term storage and the significant infrastructure investment required, while these markets grow exponentially.

●	Partnering with leading global technology companies to enable the adoption of our video compression solutions. We offer industry proven video optimization solutions and are collaborating in product development with leading technology companies, such as NVIDIA and AWS, to enable the adoption and improvement of our solution and advance next-generation solutions.

●	Core technology is powered by proprietary content-adaptive quality measure. Our CABR technology, built over our proprietary BQM, achieves maximal compression of the video input while maintaining the input video resolution, format, and visual quality. The CABR powers our existing video compression encoders as well as our cloud and on-premises solutions for the M&E, AV and ML industries. The BQM has excellent correlation with subjective results, confirmed in testing under ITU BT.500, an international standard for rigorous testing of image quality. The perceptual quality preservation of CABR has been repeatedly verified using large scale crowd-sourcing based testing sessions, as well as by industry leaders and tier one Hollywood studios “golden eyes”.

●	Our management team has experience building and scaling software companies. Our visionary and experienced management team with best-in-class research and development, capabilities and in-depth industry backgrounds and experiences has been leading us since our inception. Members of our senior leadership team have held senior product, business and technology roles at companies such as Comverse, Wix and Amdocs. Sharon Carmel, our founder and Chief Executive Officer, is a serial entrepreneur with a proven track record in the software space having co-founded Emblaze (LON: BLZ), which developed the Internet’s first vector-based graphics player, preceding Macromedia Flash, and BeInSync, which developed P2P synchronization and online backup technologies, and was acquired in 2008 by Phoenix Technologies (NASDAQ: PTEC).

●	Ongoing customer-driven development. Through our account managers, support teams, product development teams and regular outreach from senior leadership, we solicit and capture feedback from our customer base for incorporation into ongoing enhancements to our solutions. We regularly provide our customers with enhancements to our products.

●	SOC 2 compliance In December 2025, we completed a SOC 2 Type II audit, reinforcing our enterprise-grade operations. The audit was performed by one of the top accounting firms in the world, and the successful examination validated that our security controls, privacy, and operational practices meet rigorous standards across our products, in the cloud or on-premises deployments.

Our Market Opportunity

According to Fortune Business Insights, the global cloud video storage market was valued at $12.33 billion in 2025 and is projected to grow to $66.29 billion by 2034, demonstrating a compound annual growth rate (CAGR) of 20.5% during the forecast period. This expected growth is primarily driven by the rapid expansion of video content across streaming, surveillance, and enterprise use cases, the shift from on-premises to scalable cloud solutions, rising demand for AI-powered video analytics, and increasing adoption of hybrid cloud models to address compliance and performance needs.

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

According to Grand View Research, the global autonomous vehicle market was valued at approximately $68.1 billion in 2024 and is projected to reach approximately $214.3 billion by 2030, growing at a 19.9% CAGR, driven by rising technology adoption, increasing focus on road safety, enhanced connectivity, and advances in AI and sensor technologies. Specifically, the number of AV taxis, also called robotaxis, are expected to increase from 1,500 operating in five U.S. cities in 2025 to about 35,000 across the country in 2030, according to Goldman Sachs Research. In addition, according to Grand View Research, the global advanced driver assistance system (ADAS) market size was valued $ 34.65 billion in 2024 and is anticipated to reach $66.56 billion by 2030, growing at a CAGR of 12.2% from 2025 to 2030. Further, McKinsey & Company estimate that the market potential for ADAS/AV driving features in passenger vehicles will between $300 billion to $400 billion in 2035.

The number of companies operating in the AV and ADAS markets are expected to grow in the coming years as the technology will further mature. Today, the companies operating in these markets handle tens to hundreds petabytes of real-world and synthetic video data, spending millions and tens of millions of dollars on storage every year. The volume of data doubles annually, according to industry estimates, with CAGR of 20.62% for the Automotive Data Management Market.

The scale of video data is accepted to grow beyond the AV industry, in user generated content, AI video, Internet-of-Things (IoT), enterprise video, industrial solutions, surveillance and smart cities, as well as video created by generative AI that is a key component for AI workflows. We believe that the usage of video, its storage on public and private cloud platforms, or on premises, and the infrastructures required for video handling, are expected to increase exponentially and we believe existing solutions are not suitable for large volume storage optimization.

Our Growth Strategies

We intend to pursue the following growth strategies:

●	Expand business growth through collaborations and partnerships with industry-leading solution providers in new verticals. We are currently collaborating with NVIDIA and AWS and plan to expand our collaborations to develop further market-leading products. We believe that our GPU-accelerated CABR powered video optimization solutions have broad application to a wide array of verticals, including AV, machine vision, AI video, M&E, user-generated content, IoT, public safety, smart cities, education, enterprise and government.

●	Continue to innovate and develop new products and features. We continue to invest in research and development to enhance our product offerings and release new products and features. We maintain close relationships with our customer base who provide us with frequent and real-time feedback, which we leverage to rapidly update and further improve our products.

●	Selectively Pursue Acquisitions and Strategic Investments. While we have not identified any specific targets, we plan to selectively pursue acquisitions and strategic investments in businesses and technologies that strengthen our products, enhance our capabilities and/or expand our market presence in our core vertical markets. In 2016, we acquired Vanguard Video, a leading developer of software encoders.

●	Advancing the Commercial Pipeline Beamr’s value proposition continues to gain traction across verticals where video is central to business activity and our usage is growing by addressing critical challenges associated with large-scale video workflows. These challenges are particularly acute in markets such as M&E, ML, AV and user-generated content.

●	Long-Term Growth with “Lighthouse” Customers As we execute our strategy, we are focusing on a limited number of higher-priority and potentially higher-impact opportunities with global industry leaders, some of whom we are already in discussion, which we will refer to as our “lighthouse” accounts upon the signing of definitive agreements. These potential engagements would involve extended evaluation and integration cycles by design, reflecting the mission critical role video plays in their core infrastructure and decision-making pipelines.

Success with these potential “lighthouse” customers would help to meaningfully validate our approach, accelerate broader market adoption, and expand our addressable footprint well beyond the initial deployment scope. These potential achievements reflect the economic rationale underlying our approach: investing early in rigorous validation and trust-building to support the development of long-term, scalable relationships that we believe can anchor Beamr’s potential growth over time.

Strategic Leadership: Beamr’s Perceptual Quality Expertise

Our competitive position rests on decades of deep expertise in perceptual video quality assessment - the ability to optimize video based on actual human perception. This capability, protected by patents and recognized with industry awards, represents a technical and business barrier that competitors cannot easily replicate.

Traditional objective metrics, like Peak Signal-to-Noise Ratio (PSNR) or Video Multimethod Assessment Fusion (VMAF), while being low-cost and automated, fail to reliably predict human perception across diverse content types and viewing conditions. This has always been true, but in the era of 4K and 8K resolutions, HDR screens and AI-enhanced video workflows, it becomes even more essential for both viewers’ experiences and for business’ monetization.

Video operators across M&E and AI industries require proof that AI-enhanced and compressed video offers the visual quality viewers expect while also managing infrastructure costs and operations. Without validation frameworks aligned to viewer expectations, operators hesitate to deploy innovative technologies at scale.

Beamr’s demonstration tool for autonomous vehicles video data showcasing ML-safe video data compression. Left: Source, Right: Beamr’s compressed dataset (~79% file size reduction in this example) with high and consistent object detection accuracy.

The strategic opportunity lies in operationalizing perceptual quality at scale. Traditionally, subjective quality testing has been manual, expensive, and time-prohibitive, limiting its application to final validation rather than continuous optimization. Beamr has developed automated tools that enable fast, automated and cost-effective subjective assessment, enabling data-driven quality decisions across massive video operations. This transforms perceptual quality from a gating function into a scalable competitive advantage.

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

Beamr has integrated the CABR engine into its AVC software encoder, Beamr 4, and into its HEVC software encoder, Beamr 5. It has also been integrated into NVIDIA NVENC hardware accelerated GPU encoder for AVC, HEVC and AV1 encoding. Similarly, the CABR engine can be integrated with any software or hardware video encoder, supporting any block-based video standard such as AVC (the most popular video standard supported on almost all end user devices), HEVC (the leading 4K video standard available on almost all 4K televisions), and AV1 (the emerging royalty-free standard led by Google, Apple, Microsoft, Intel and many others which is used on Netflix, Youtube and Vimeo). In addition, CABR with BQM can be used to optimize an input video stream, by removing redundancies and creating an equivalent, lower bitrate, perceptually identical output video stream. In this case no initial encode is performed, and the iterative process is applied so that the encoded or optimized frame will provide the same visual quality as the corresponding input video frame. One application of this mode is codec modernization, where the optimized encode employs a codec with higher compression efficiency compared to the codec used for the input video. This allows for automatic seamless transition to modern codecs offering better compression efficiencies, or lower bitrates / smaller files for the same quality.

In 2024, we demonstrated optimized live streaming of video on NVIDIA GPUs in 4K resolution at 60 frames per second (p60). with up to 50% less resources load without sacrificing Ultra-High Definition (UHD) quality. Video in 4K quality, or UHD, offers a significantly enhanced visual experience with sharper images and finer detail, ideal for sports broadcasting, realistic visualization in virtual environments and high-quality video productions. Adoption of 4K live streaming has grown rapidly in streaming services, but its production requires extensive and expensive resources.

In 2025, we demonstrated AI quality enhancement from 720p source to 4K live with NVIDIA RTX Video Super Resolution, and while reducing delivery costs by up to 50%. As GPUs are the pixel domain of AI, we can enrich the video with AI-driven capabilities, such as super resolution, during the same transcoding process in an efficient and cost-effective process.

Our Product Offerings

Our GPU-Accelerated Video Compression Solution for Autonomous Vehicles

In June 2025, we launched a video compression solution designed to address challenges in the fast-growing AV industry, that relies on massive usage of video data. We have completed multiple PoCs evaluations with Tier-1 automotive suppliers and AV developers, validating material storage and networking efficiency gains under defined test conditions. The performance of our GPU-accelerated video compression solution for AVs has shown through rigorous benchmark testing that it can achieve up to a 50% reduction in video storage for AV data while preserving model stability, with measured accuracy changes below 2% under benchmark conditions.

For AI systems, video is operational ground truth, and in the development of autonomous driving, video is the dominant data type. A single vehicle produces terabytes of video data daily, and training a single autonomous model requires tens to hundreds of petabytes. The volume of data doubles annually, according to industry estimates.

We believe that our proprietary technology addresses a pressing, costly challenge for AV and ML teams: managing video data at scale, including long-term storage and the significant infrastructure investment required.

Video capturing for autonomous driving models starts with Advanced Driver Assistance Systems (ADAS), recording real-world driving footage ingested into data centers, where video volumes scale rapidly. Yet, real-world data alone is insufficient for training models that must perform reliably across a wide spectrum of scenarios, including rare edge cases, unusual or unexpected situations on the road- such as accidents, sudden obstacles, or unpredictable behavior of drivers and pedestrians. To address this, a vast amount of synthetic video is generated by platforms such as NVIDIA Omniverse and NVIDIA Cosmos™ world foundation models, helping to amplify training data. Management of data video requires “data factories” for data processing, model development and evolution through training and validating of massive real-world and synthetic datasets, until deployment and iteration. Such data factories, managed in the cloud or on-premises data centers, face escalating costs and processing complexities, requiring continuous capacity expansion just to maintain current throughout, with risk of delays in model development.

Beamr’s solution for AV can offer immediate value, acting as a powerful optimization layer that reduces costs without disrupting established operations. Our technology integrates seamlessly with existing workflows, requiring no changes to existing ML pipelines, with multiple deployment options:

●	SDK Integration: Direct integration into existing video processing pipelines.

●	FFmpeg Plugin: Drop-in replacement for current encoding workflows.

●	GStreamer Plugin: Seamless integration for real-time video pipelines

●	Managed Service: Fully managed compression service on the cloud.

Successful Testing of our AV solution

To evaluate our solution for AV and ML, we performed a series of rigorous benchmark testings, using real-world AV footage and industry-standard models and metrics. Testings showed Beamr’s content-adaptive technology achieves up to 50% file size reduction over existing workflows while preserving ML model accuracy:

●	Collaboration with the NVIDIA AV Infrastructure team: In August 2025, we published the results of rigorous testing, following collaboration with the NVIDIA AV Infrastructure team. The testing included challenging scenarios with complex camera configurations and diverse environmental conditions. Beamr’s CABR delivered significant compression improvements while maintaining quality with no perceptual artifacts that could impact model accuracy.

CABR delivered 23% compression improvement over current working point using the same codec, with up to 40-50% reduction when switching to CABR-HEVC or CABR-AV1, which includes CABR AV-designed compression along with codec modernization to HEVC or AV1.

●	Testing Against Industry Standards: In December 2025, we published the results of a comparison between Beamr’s CABR and industry-standard compression on an uncompressed real-world, multi-camera AV dataset. The validation focused on object detection, using industry-standard YOLOv8 (Nano) model. The results showed CABR compression achieved 48% average file size reduction with a <2% difference in mean Average Precision (mAP), which is well within the model’s expected variance, thus confirming ML-safe compression. We also observed robust performance across multiple industry-standard quality metrics (such as PSNR and LPIPS).

●	Rigorous Benchmark Testing with State-of-the-Art Model: In January 2026, we published the results of CABR compression over NVIDIA’s recently published physical AI AV dataset – an already encoded dataset. Here again, testing showed 20%-50% file size reduction, while preserving the model’s output with remarkable fidelity across detection, localization, and confidence consistency. Testing was conducted with a state-of-the-art transformer-based object detector (RF-DETR, Medium), focused on object detection, using the COCO evaluation protocol.

We believe that our contribution to the AV market could be transformative, with the ability to potentially to deliver 20%-50% savings in storage costs alone. Beyond that, our PoCs are demonstrating additional, high-value benefits, including substantial reductions in network and data transfer costs and lower model training costs across AV and ML development workflows, all achieved without any loss in model accuracy. We believe that these efficiency gains position us as an accelerator for both operational scalability and competitive advantage in a rapidly expanding market.

Our engagement with top-tier AV businesses further validates that our patented content-adaptive compression technology has the ability to address the critical demand for smart compression in the industry. Our solution reduces operational costs at scale, and is designed to guarantee ML-safety and data fidelity, which are essential requirements for integration into the pipelines of AV and ADAS teams across various stages of development.

In addition to reducing storage and operational costs, our technology accelerates the end-to-end development pipeline for AV and machine vision applications. Large volumes of video data often require days or weeks to move between storage, processing, and training environments. By enabling more efficient compression and transfer of these datasets, our solutions shorten data movement times, which in turn reduces overall development cycle durations. This acceleration supports faster iteration and testing, contributing to operational scalability and providing a competitive advantage for customers in rapidly evolving markets.

Collaborating with NVIDIA: Bringing Our Optimization Solution to GPUs

We have collaborated with NVIDIA, a leading developer of GPUs, to develop the world’s first GPU-accelerated encoding solution powered by our CABR that allows fast and easy end-user deployment combined with superior video compression rates powered with our CABR rate control and BQM quality measure.

The three years of joint development required a complete rewrite of our technology for NVENC, an NVIDIA encoder. NVENC is a high-quality, high-performance hardware video encoder that is built into most NVIDIA GPUs, as well as NVIDIA software platforms, such as Holoscan for Media and more.

CABR solution became the world’s first GPU accelerated encoding solution powered by our CABR enabling high-performance, high-quality video processing, integrating CABR into all encoding modes across major codecs: AVC, HEVC, and AV1. GPUs environment offers programmable architecture, and adaptability to fast-paced innovation, including AI capabilities.

We believe that GPUs’ exceptional value for video compression and AI workflows will accelerate their usage in video workflows across high-growth markets, including ML and AVs.

As GPUs are the pixel domain of AI, our service offers the unique advantage of enriching the video with AI-driven capabilities during the same transcoding process – adding more efficiency to companies that already use AI video workflows or plan to adopt such processes.

Our BQM quality measure software executes directly on NVIDIA GPU cores and interacts with the NVIDIA video accelerator encoder known as NVENC. NVIDIA NVENC is a high-quality, high-performance hardware video encoder that is built into most NVIDIA GPUs. NVENC offloads video encoding to hardware, and provides extreme performance for applications such as live video encoding, cloud storage, and cloud gaming. NVIDIA GPUs with NVENC are available on all major cloud platforms.

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

In February 2024, we launched the Beamr Cloud SaaS solution.

In July 2024, we integrated the first AI capability to allow for automatic caption and transcription generation for videos in multiple languages.

In 2025, we demonstrated AI quality enhancement from 720p source to 4K live delivery, with NVIDIA RTX Video Super Resolution, while reducing delivery costs by up to 50%. This solution allows optimized, CDN-friendly and low latency 4K live broadcasting broadcasters and streamers of live events, such as sports matches and music concerts.

We plan to offer additional capabilities, such as additional AI-specific workflows, in an effort to position ourselves to be at the forefront of innovation in the video processing landscape for different AI purposes. As a GPU-accelerated service, we can offer to enhance videos with AI-driven capabilities during the transcoding process, enabling fast, efficient and scalable AI-driven pipelines.

Our collaboration with NVIDIA is based on a mutual development program that is in advanced stages and that has been approved at senior levels at NVIDIA. While our collaboration has not been reduced to a written agreement, we believe that NVIDIA has a commercial incentive to complete the development and deploy the software update that enables the CABR powered NVENC because of the superior video compression rates of the NVENC when combined with our CABR solution. Since commencing the collaboration, we have successfully completed the following steps: (i) demonstrated proof of concept; (ii) jointly defined the required frame-level APIs that enable our CABR system to determine the optimal tradeoff between bitrate and quality; (iii) NVIDIA has approved the plan of record; (iv) NVIDIA completed delivery of the first version of the APIs; (v) we verified implementation of the APIs that result in significant reduction of the bitrate of video streams; (vi) in December 2022, we received a pre-final implementation from NVIDIA showing major progress, an indication that the work is close to completion; (vii) in March 2023, NVIDIA released the first version of the integrated video optimization engine; since then, CABR is included in all the releases of NVIDIA Video Codec SDK, up to version 13.0 released in 2025.

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

NVENC-CABR Hardware Accelerated Encoder

Combining CABR technology (ported to GPU) with the NVIDIA NVENC solution enables an offering of a cost-effective, fast, CABR encoding. This solution is offered for cloud or on-prem use by customers for optimizing their video workflows. The benefits of CABR optimization in this case can be even higher than when applied to software encoders, due to the lower flexibility of the rate control algorithms implemented in hardware encoders. NVENC-CABR integration is offered as SDK integration, for deployment in existing video processing pipelines, FFmpeg plugin, and GStreamer plugin.

NVENC-CABR supports all major codecs, including AVC, HEVC, and AV1, allowing customers to combine advanced content-aware compression with codec modernization strategies. By leveraging the programmable GPU architecture, the solution delivers high-density, high-performance encoding with enhanced compression efficiency, making it suitable for large-scale cloud deployments, on-prem encoding farms, real-time processing environments, and AI-driven video workflows.

In addition to media and streaming applications, NVENC-CABR serves as a foundational technology for AV and machine learning pipelines, where massive volumes of multi-camera video data must be stored, transferred, and processed efficiently. By enabling ML-safe compression directly within GPU-based infrastructures, the solution helps reduce storage and networking costs while preserving model accuracy and data fidelity—critical requirements for AV data factories and AI development environments operating at petabyte scale.

This combination of hardware acceleration and content-adaptive intelligence transforms standard GPU encoding into an optimization layer that improves infrastructure efficiency, reduces storage and bandwidth costs, and enables scalable, future-ready video operations across both media and AI-driven markets.

Sales and Marketing

As of February 25, 2026, we have 11 full time and part-time sales and marketing employees and consultants, whose focus is to work together to accelerate the adoption of our existing products, to drive awareness and increase brand recognition of our products and technologies, to improve new customer acquisitions and to increase revenue from our existing customers.

In 2025, our sales and marketing activities supported the company’s strategic entry into the AV market, addressing the critical petabyte-scale challenges facing companies in this industry as we aim to transition from technology validation to potential commercial execution by positioning ourselves to convert these opportunities into strategic agreements. During the year, we participated in a number of key industry conferences and trade events, including NVIDIA GTC, NVIDIA GTC Paris and IAA Mobility, to increase market awareness of our technology and strategic positioning. As we are in the early stages of commercialization, these conferences were an important component of our sales and marketing strategy, enabling us to introduce our brand, engage directly with potential customers and partners, and refine our messaging based on market feedback. We believe this targeted outreach strengthens our visibility within the industry and supports future business development opportunities.

We are constantly exploring opportunities to advance our collaborations with our partners and leading global technology companies. In 2024, we launched our solution on the largest cloud platform, AWS, and achieved Powered by Expertise and became available in the Oracle Cloud Marketplace for OCI customers. In 2025, Beamr also joined the AWS ISV Accelerate program, a global co-sell initiative for AWS partners, while demonstrating strong alignment with AWS’s go-to-market strategies and initiatives. In March 2025, Beamr solutions became available to members of NVIDIA’s startup and ISV programs at special rates, helping accelerate their AI development and deployment with high-quality, high-performance, GPU-accelerated video operations.

Since NVIDIA GPUs are widely adopted by cloud platforms, we believe that the availability of our solution on cloud platforms, such as AWS, allow us to potentially access and acquire large numbers of new customers with relatively low sales investment through a self service, and online sales process . Through our cloud offering, we enable most customers to experience Beamr technology without deploying a full compute environment, thus decreasing the initial friction in getting acquainted with our technology.

In addition, since our solutions are designed to be deployable across all environments, including public cloud, private cloud, on-premise and multi-cloud hybrid environments, we intend to focus our direct sales efforts on particular vertical markets that store large amounts of video classified as machine vision, including autonomous cars, smart cities, surveillance, AgTech, and medical imaging.

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

As we introduce new GPU-accelerated and cloud-based products, including solutions designed for large-scale video processing and AI-driven workflows, we are transitioning certain offerings toward a usage-based, metered billing model. Under this model, customers are charged based on actual consumption metrics, such as encoding volume, processing hours, or data throughput. We believe this approach better aligns pricing with customer usage patterns and the value delivered, while supporting scalability for customers operating dynamic, high-volume environments. Over time, we expect an increasing portion of our revenue to be derived from recurring, consumption-based arrangements.

We focus our marketing efforts on the strength of our product and technology innovation, the value we provide and our domain expertise. We target the video engineering and information technology (IT) operations community through our marketing activities, using diverse tactics to connect with prospective customers, such as content marketing, events, social media, and public relations.

Our strategy includes attending key industry events to showcase how AI algorithms reshape video quality and usability and improve the efficiency of video workflows, highlighting how our proprietary technology delivers measurable performance gains and cost efficiencies across the video lifecycle. As a result, we have started seeing some notable recognition for our solutions. We received the NAB Show Product of the Year award 2025 for our solution enabling scalable, high-quality upgrades of video content to the AV1 codec. At the IBC Show 2025, we won the TV Tech Best of Show Award for high-efficiency, cost-effective live 4K AI quality enhancement, after demonstrating a unified workflow with CABR and NVIDIA RTX Video Super Resolution.

We built internal validation, evaluation and onboarding tools used by sales and marketing teams to show before-and-after results, quantify efficiency and quality metrics, and support customer onboarding, trial result reviews, and event demonstrations. These sales and marketing efforts focused on differentiating Beamr in the video market and highlighting the value of our high-quality, high-efficiency, GPU-accelerated SaaS offerings to key and prospective customers in emerging markets, such as M&E, user-generated content and IoT.

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

Members of our research and development team specialize in many functional areas including algorithms, machine learning, and electrical engineering as well as computer science. We continue to invest in our software offerings, both for standalone consumption and for deployment in hybrid environments. Our most significant investment in research and development is in AI Video. As part of this strategic initiative, we demonstrated AI quality enhancement from 720p source to 4K live with NVIDIA RTX Video Super Resolution. Our ML model safe compression techniques designed specifically for machine vision and AV represents what we believe is the fastest-growing segment within the broader AI revolution, as video serves for training data, decision data, and operational ground truth for AI systems.

Our main research and development facility is located in central Israel, which we believe is a strategic advantage for us, allowing us to leverage a talented pool of engineers and product experts.

As of February 25, 2026, we had 29 full-time and part-time employees and consultants dedicated to research and development. We have made substantial investments in product and technology development since our inception. Research and development expense totaled $4.6 million, $2.9 million and $ 1.8 million in the years ended December 31, 2025, 2024 and 2023, respectively. We expect our research and development expense to increase for the foreseeable future as we enhance our existing product, develop new products for our current markets and introduce new products in new markets.

Competition

While there are several companies offering video compression solutions such as MainConcept, Ateme, Visionular, Harmonic and open source (x264/x265), we believe there is currently no direct competitor with our content-adaptive video compression solutions. There are companies which offer software solutions for video optimization such as Harmonic and Elemental, and other companies offering storage optimization (but not involving video technologies) such as EMC and Seagate. In addition, for our quality measure, some of our current competitors include SSIMWave (SSIMPlus), Apple (AVQT), Google ( UVQ) and open source (VMAF). We operate in a highly specialized area that is evolving very quickly with rapid developments. In the future, competitors could develop products or solutions that compete with our video compression solutions. For example, the public cloud platforms such as AWS, Azure, GCP and OCI could in the future develop their own video optimization hardware accelerated solutions.

In compression for machine vision, we believe that we have identified a substantial unaddressed need: enabling efficient video compression for video data processing while preserving ML model accuracy and behavior. Through our engagements with AV system developers, including both OEMs and Tier-1 suppliers, we have learned that video datasets are growing exponentially across real-world capture, synthetic generation, and curation to support AV development. These videos are expensive to capture, transfer, and store, yet essential for training and validating such systems. We offer a solution that reduces video data size by up to 50%, directly impacting storage costs, data transfer expenses, and operational efficiency. We believe this represents a new, fast-growing market opportunity where Beamr is positioned to be a leader, with strong support from partners who are introducing our solutions to end customers.

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

As of February 25, 2026, our exclusively owned patent portfolio includes 53 issued patents (one of which is jointly owned), of which 33 are U.S. patents and 20 are foreign patents, and two U.S. patent applications are pending. The claims of these owned patents and patent applications are directed toward various aspects of our family of products, method of their manufacturing and research programs.

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

Intellectual property laws, procedures, and restrictions provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed, misappropriated or otherwise violated. We may from time to time become subject to claims or litigation alleging that our products, services or technologies infringe, misappropriate or otherwise violate the intellectual property rights of third parties. The cost of addressing any intellectual property litigation claim, both in legal fees and expenses, as well as from the diversion of management’s resources, regardless of whether the claim is valid, could be significant and could have a material adverse effect on our business, financial condition, and results of operations.

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

While AVs are subject to evolving regulatory frameworks in the United States and internationally, our solutions are primarily implemented at early stages of video data collection, processing and model development, prior to vehicle deployment, and therefore may not currently dependent on compliance with vehicle-level regulatory approval frameworks. However, as regulatory regimes continue to evolve, requirements relating to data handling, cybersecurity, model validation, safety assurance or other pre-deployment development activities could expand in scope and applicability. In addition, although we do not manufacture AVs, our technology is integrated into vehicles and related systems, and as regulations evolve, we may be indirectly subject to applicable safety, reporting, cybersecurity and product compliance requirements imposed on vehicle manufacturers and their suppliers. Any such developments could increase compliance costs, affect how our customers design and validate their systems, or otherwise impact the demand for or implementation of our technology.

Employees

As of February 25, 2026, we had 21 employees in Israel, 10 employees who are employed by our wholly owned subsidiary in St. Petersburg, Russia, 7 employees who are employed by us who are located in Serbia and 4 employees who are employed by our wholly owned US subsidiary. We also have 5 subcontractors located in Israel and Poland who perform research and development and marketing functions. We are not bound by any collective bargaining agreements. We consider the relationship with our employees to be good. We also use outside consultants and contractors with special expertise and skills for limited engagements, including manufacturing and quality assurance.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Item 3.A.—Selected Financial Data” and our consolidated financial statements and related notes included elsewhere in this Annual Report. This discussion and other parts of this Annual Report contain forward-looking statements based upon current expectations that involve risks and uncertainties. This discussion and other parts of this Annual Report contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations, and intentions. Our actual results could differ materially from those discussed in these forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Item 3.D.—Risk Factors” and elsewhere in this Annual Report.

Overview

Beamr is a world leader in content-adaptive video compression. We are trusted by leading global technology companies, including NVIDIA and Amazon Web Services, and serve top media companies such as Netflix, Paramount and JioHotstar. We are a leading innovator in video compression for both human viewing and machine vision. Our solutions enable customers to deliver media content with exceptional quality and performance, and allow efficient, cost-effective petabyte-scale machine vision video data workflows. With our Emmy®-winning patented technology, we transform complex video workflows into reliable, scalable operations that reduce storage and delivery costs by up to 50% while preserving visual quality and machine learning accuracy. Our customers include tier one over-the-top content distributors, video streaming platforms, and Hollywood studios. They rely on our suite of products and expertise to reduce the cost and complexity associated with storing, distributing and monetizing video and images across devices.

For more information regarding our business and operations, see the section entitled “Item 4.B. Business Overview” above.

Impact of the War in Israel

In October 2023, Israel was attacked by the Hamas terrorist organization and entered a state of war on several fronts, including along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and on other fronts from various extremist groups in the region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq. As a result, the Israeli military began to call-up reservists for active duty. In June 2025, following escalating threats and intelligence reports of imminent attacks, Israel conducted preemptive strikes on military and nuclear infrastructure in Iran. Iran responded with drones and missiles attacks, some of which caused civilian casualties and infrastructure damage. After 12 days of hostilities, a ceasefire between Israel and Iran was reached in June 2025. As of October 9, 2025, Israel and Hamas entered into a ceasefire agreement calling for a permanent end of the war. However, there are no assurances that such agreements will hold. As of the date of this Annual Report, conflict continues in parts of the region. A broader regional conflict involving additional state and non-state actors remains a significant risk. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. Some of our employees in Israel were called up for reserve service; however, our product and business development activities remain on track. While the ceasefire marks a potential shift towards stability in the region, the situation remains volatile, and the risk of broader regional escalation involving additional actors persists. If the ceasefires declared collapse or a new war commences or hostilities expand to other fronts, our operations may be adversely affected. We are closely monitoring the developments of this war. See “Item 3.D Risk Factors—Risks Related to Our Operations in Israel–Political, economic and military conditions in Israel could materially and adversely affect our business.”

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

Selling and Marketing Expenses

Our selling and marketing expenses consist primarily of personnel related costs for our sales and marketing functions, including salaries and other direct personnel-related costs. Additional expenses include consulting, conferences, sponsorships and marketing program costs, amortization of acquired customer relationships and trade names and payment processer commissions. We expect our selling and marketing expenses will increase on an absolute dollar basis for the foreseeable future as we continue to increase investments to support our growth. We also anticipate that selling and marketing expenses will increase as a percentage of revenue in the near and medium-term.

General and Administrative Expenses

Our general and administrative expenses consist primarily of personnel-related costs for our executive, finance, human resources, professional fees, information technology and legal functions, including salaries and other direct personnel-related costs. We expect general and administrative expenses to increase on an absolute dollar basis for the foreseeable future as we continue to increase investments to support our growth and as a result of our becoming a public company.

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

A. Operating Results

The table below provides our results of operations for the years ended December 31, 2025, 2024, and 2023.

	Year Ended December 31,
(U.S. dollars in thousands)	2025	2024	2023
Revenues	$3,094	$3,064	$2,909
Cost of revenues	$(318)	$(240)	$(96)
Gross profit	$2,776	$2,824	$2,813
Operating expenses:
Research and development	$(4,603)	$(2,893)	$(1,824)
Sales and marketing	$(2,359)	$(678)	$(361)
General and administrative	$(2,268)	$(2,468)	$(1,506)
Operating loss	$(6,454)	$(3,215)	$(878)
Financing income (expenses), net	$449	$(92)	$222
Taxes on income	$(15)	$(46)	$(39)
Net loss	$(6,020)	$(3,353)	$(695)

Revenues, Cost of Revenues and Gross Profit

The following table presents our revenue, cost of revenues and gross profit for the periods indicated:

	Year Ended December 31,
(U.S. dollars in thousands)	2025	2024	2023
Revenues	$3,094	$3,064	$2,909
Cost of revenues	$(318)	$(240)	$(96)
Gross profit	$2,776	$2,824	$2,813

Revenues were $3.09 million for the year ended December 31, 2025, compared to $3.06 million for the year ended December 31, 2024, representing no material change year over year. The slight increase was primarily driven by new customer wins partially offset by other contracts that were not renewed.

Revenues increased by $0.15 million or 5%, to $3.06 million for the year ended December 31, 2024, from $2.9 million for the year ended December 31, 2023. The increase was primarily due to binding transactions with new customers versus other transactions that were terminated.

Operating Expenses

Research and Development Expenses

	Year Ended December 31,
(U.S. dollars in thousands)	2025	2024	2023
Salary and related expenses	$(2,990)	$(1,831)	$(1,411)
Professional fees	$(1,239)	$(712)	$(229)
Depreciation and amortization	$(12)	$(8)	$(4)
Travel and overhead expenses	$(362)	$(342)	$(180)
Total research and development expenses	$(4,603)	$(2,893)	$(1,824)

Research and development expenses increased by $1.7 million, or 59%, to $4.6 million for the year ended December 31, 2025, from $2.8 million for the year ended December 31, 2024. The increase was primarily due to an increase of $1.1 million in salaries due to increased personnel and an increase of $0.5 million in professional fees due to additional sub-contractors and cloud costs.

Research and development expenses increased by $1.06 million, or 58%, to $2.8 million for the year ended December 31, 2024, from $1.8 million for the year ended December 31, 2023. The increase was primarily due to an increase of $0.4 million in salaries due to increased personnel and an increase of 0.48 million in professional fees due to additional sub-contractors and cloud costs.

Selling and Marketing Expenses

	Year Ended December 31,
(U.S. dollars in thousands)	2025	2024	2023
Salary and related expenses	$(1,421)	$(278)	$(176)
Professional fees and platform commissions	$(386)	$(153)	$(93)
Depreciation and amortization	$(25)	$(21)	$(21)
Marketing conferences and trade shows	$(268)	$(121)	$(13)
Travel and overhead expenses	$(259)	$(105)	$(58)
Total selling and marketing expenses	$(2,359)	$(678)	$(361)

Selling and marketing expenses increased by $1.68 million, or 248%, to $2.3 million for the year ended December 31, 2025, from $0.67 million for the year ended December 31, 2024. The increase was primarily due to an increase of $1.1 million in salaries due to increased personnel, an increase of $0.23 million related subcontractors and an increase of $0.27 million in conference costs, including travel and sponsorships.

Selling and marketing expenses increased by $0.31 million, or 88%, to $0.67 million for the year ended December 31, 2024, from $0.36 million for the year ended December 31, 2023. The increase was primarily due to an increase in personnel and an increase in conference costs.

General and Administrative

	Year Ended December 31,
(U.S. dollars in thousands)	2025	2024	2023
Salary and related expenses	$(907)	$(788)	$(377)
Professional fees and consulting	$(1,215)	$(1,454)	$(1,069)
Travel, office and other expenses	$(146)	$(226)	$(60)
Total general and administrative expenses	$(2,268)	$(2,468)	$(1,506)

General and administrative expenses decreased by $0.2 million, or 8%, to $2.2 million for the year ended December 31, 2025, from $2.4 million for the year ended December 31, 2024. The decrease was primarily due to fewer professional fees.

General and administrative expenses increased by $0.96 million, or 64%, to $2.4 million for the year ended December 31, 2024, from $1.5 million for the year ended December 31, 2023. The increase was primarily due to increased personnel, an increase in professional fees related to public company requirements and increased travel expenses to attend industry and investor conferences.

Financing Income (Expenses), Net

	Year Ended December 31,
(U.S. dollars in thousands)	2025		2024	2023
Change in fair value of convertible advanced investment		$-	$-	$269
Change in fair value of derivative warrant liability	$		(577)	66
Amortization of discount and accrued interest on straight loan received from commercial banks		$(45)	$(106)	$(157)
Modification of terms relating to straight loan		$-	$-	$-
Change in estimation of maturity date of liability to controlling shareholder		$-	-	$(12)
Amortization of discount relating to liability to controlling shareholder	$		$(10)	$(48)
Interest on bank deposits		$549	598	97
Exchange rate differences and other finance expenses		$(55)	$3	$7
Total financing expenses, net		$449	$(92)	$222

Financing income, net increase by $0.5 million, or 588%, to $0.45 million for the year ended December 31, 2025, from $(0.09) million for the year ended December 31, 2024. The increase was primarily driven by no change in the fair value of derivative warrant liability during 2025, compared to the loss recognized in 2024.

Financing expenses, net decreased by $0.3 million, or 141%, to $(0.09) million for the year ended December 31, 2024, from $(0.2) million for the year ended December 31, 2023. The decrease was primarily due to change in fair value of derivative warrant liability and a decrease in amortization of discount offset by interest income on bank deposits.

Taxes on Income

	Year Ended December 31,
(U.S. dollars in thousands)	2025	2024	2023
Taxes on income	$(15)	(46)	$(39)

Taxes on income decreased by $0.03 million, or 67% to $0.015 million for the year ended December 31, 2025, from $0.046 million for the year ended December 31, 2024. The increase was primarily due to tax provision adjustments.

Taxes on income increased by $0.007 million, or 17% to $0.046 million for the year ended December 31, 2024, from $0.04 million for the year ended December 31, 2023. The increase was primarily due to tax provision adjustments.

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

B. Liquidity and Capital Resources

We have financed our operations through cash generated from operations, proceeds received from private offerings, proceeds from convertible advanced investments received from our current shareholders, proceeds from straight loans received from bank institutions and proceeds from our initial public offering on the Nasdaq in March 2023 and our follow-on public offering in February 2024.

We believe that our existing capital resources and cash flows from operations together with funds received from the initial public offering and follow on offering will be adequate to satisfy our expected liquidity requirements through the next twelve months. Without derogating from the foregoing estimate regarding our existing capital resources and cash flows from operations, we may decide to raise further funds in the future through additional public or private offerings. We believe that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required liquidity beyond the next twelve months.

Our future capital requirements will depend on many factors, including our revenue growth, the timing and extent of investments to support such growth, the expansion of sales and marketing activities, increases in general and administrative costs and many other factors as described under “Risk Factors”.

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

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
(U.S. dollars in thousands)	2025	2024	2023
Net cash provided by (used in) operating activities	$(4,701)	$(1,886)	$(659)
Net cash used in investing activities	$(7,527)	$(330)	$(193)
Net cash provided by (used in) financing activities	$(270)	$12,583	$6,275
Change in cash, cash equivalents	$(12,498)	$10,367	$5,423
Cash, cash equivalents at beginning of period	$16,483	$6,116	$693
Cash, cash equivalents at end of period	$3,985	$16,483	$6,116

Net cash used in operating activities

For the year ended December 31, 2025, net cash used in operating activities was mainly due to a net loss of $6 million, which was offset by depreciation and amortization of $0.2 million, share-based compensation expenses of $0.68 million and changes in other working capital items of $0.4 million as shown in the condensed consolidated statement of cash flows of the annual financial statements.

For the year ended December 31, 2024, net cash used in operating activities was mainly due to a net loss of $3.3 million, offset by share-based compensation of $0.41 million, change in the fair value of derivative warrant liability of $0.57 million and change of $0.47 million in other working capital items as shown in the condensed consolidated statements of cash flows of the annual financial statements

For the year ended December 31, 2023, net cash used in operating activities was mainly due to a net loss of $0.7 million, change in the fair value of convertible advanced instruments of $0.27 million and change in other working capital items as shown in the consolidated statements of cash flows of the annual financial statements, offset by $0.36 million of share-based compensation, change in the fair value of derivative warrant liability of $0.1 million.

Investing Activities

For the year ended December 31, 2025, net cash used in investing activities was mainly due to a $7.5 million investment in short-term bank deposits.

For the year ended December 31, 2024, net cash used in investing activities was mainly due to further capitalization of internal-use software.

For the year ended December 31, 2023, net cash used in investing activities was mainly due to capitalization of internal-use software associated with creating the internally developed software related to our cloud-based SaaS solution.

Financing Activities

Net cash provided by financing activities of $0.27 million for the year ended December 31, 2025, was mainly due to the repayment of principal relating to straight loan received from commercial bank of $0.29 million offset by proceeds received from exercise of options into shares of $0.02 million.

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

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2025.

Contractual Obligations and Commitments

As of December 31, 2025, we did not have any material contractual obligation and commitments, except for lease agreements with respect to offices.

C. Research and Development, Patents and Licenses

See above, under Item 5 – “Research and Development Expenses.”

D. Trend Information

Other than as disclosed in “Item 5. Operating and Financial Review and Prospectus—Components of Our Results of Operations” and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 to December 31, 2025 that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

See Note 2 to the audited consolidated financial statements for the year ended December 31, 2025 for additional information regarding these and our other significant accounting policies.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and senior management as of February 25, 2026. Unless otherwise stated, the address for our directors and senior management is at the Company’s registered address c/o 10 HaManofim Street, Herzeliya, 4672561, Israel.

Name	Age	Position
Sharon Carmel	55	Chief Executive Officer, Chairman , Class I Director
Danny Sandler	40	Chief Financial Officer
Tamar Shoham	51	Chief Technology Officer
Dani Megrelishvili	50	Chief Product Officer
Haggai Barel	54	Chief Operations Officer
Michael Ozeryansky	55	V.P. of Research and Development
Tal Barnoach (1)(4)	62	Class II Director
Lluis Pedragosa (1)(3)	47	Class III Director
Yair Shoham (1)(2)(3)(4)	72	Director
Osnat Michaeli (1)(2)(3)(4)	57	Director

(1)	Independent director (as defined under Nasdaq Stock Market Listing Rules).

(2)	External director (as defined under the Companies Law).

(3)	Member of the audit committee.

(4)	Member of the compensation committee.

Sharon Carmel, Chief Executive Officer, Chairman , Class I Director

Sharon Carmel serves as our Chief Executive Officer and as the Chairman of the board of directors since he founded our company in October 2009. Prior to founding Beamr, Mr. Carmel is a serial entrepreneur with a proven track record in the software space. Prior to founding Beamr, in August 2002, Mr. Carmel co-founded, BeInSync, which developed P2P synchronization and online backup technologies. Prior to that, in January 1994, Mr. Carmel co-founded Emblaze (LON: BLZ), a software company, which developed the Internet’s first vector-based graphics player. Mr. Carmel received his training in computer science and software development during his mandatory military service in the IDF.

Danny Sandler, Chief Financial Officer

Danny Sandler serves as our Chief Financial Officer since December 2021. Mr. Sandler joined us in May 2020, and prior to his current role, served as our Director of Finance. Prior to joining us, between December 2014 and May 2020, Mr. Sandler served in various roles and, most recently as Assurance Manager, in the Hi-Tech and Life Science Practice at EY, a global accounting and consulting firm. Prior to that, between November 2011 and November 2014, Mr. Sandler was a finance associate at Seeking Alpha, a crowd-sourced content service for financial markets. Mr. Sandler holds a Bachelor’s degree in Economics and Accounting from Bar-Ilan University.

Tamar Shoham, Chief Technology Officer

Tamar Shoham serves as our Chief Technology Officer since November 2021. Mrs. Shoham is a leading imaging and video scientist, with over 20 years’ experience in algorithm development and industry-oriented research, primarily in the field of video quality and compression, including in the field of AI. Mrs. Shoham joined us in August 2009, and prior to her current role, served as our Vice President of Technology where she led our algorithm and intellectual property development. Prior to joining us, between 2006 and 2009, Mrs. Shoham was a research fellow at the NEGEV consortium, Signal and Image Processing Lab at the Technion Institute of Technology. Prior to that, between 1997 and 2005, Mrs. Shoham served as a digital signal processing algorithm developer at Comverse Ltd. Mrs. Shoham holds a Master’s degree in Electrical Engineering from the Technion Institute of Technology and a Bachelor’s degree in Electrical Engineering from Tel Aviv University.

Dani Megrelishvili, Chief Product Officer

Dani Megrelishvili serves as our Chief Product Officer since December 2022. During his previous tenure with us, Mr. Megrelishvili led the JPEGmini business unit as Head of Product from November 2014 to November 2017, where he significantly contributed to the company’s revenue growth and established JPEGmini as a recognized brand in the professional photography industry. From February 2012 to November 2014, he served as Head of User Experience. Prior to rejoining us, between January 2022 and November 2022, Mr. Megrelishvili served as product manager at Lexense Technologies Ltd., a legal-tech startup offering tools for handling and managing legal disputes. From June 2020 to December 2021, he held a product manager position at Wix.Com Ltd (NASDAQ: WIX), a cloud-based web development services company. Between August 2018 and June 2020, Mr. Megrelishvili provided strategic product consulting to technology companies, including ZOOZ Ltd. (acquired by PayU in 2018) and Augmented Intelligence Inc. Earlier in his career, Mr. Megrelishvili co-founded and led a startup that developed an innovative content creation platform for enterprise customers.

Haggai Barel, Chief Operations Officer

Haggai Barel has served as our Chief Operations Officer since June 2024. Mr. Barel is a seasoned entrepreneur with extensive experience of founding and leading public companies. Prior to joining Beamr, Mr. Barel previously served as the chief executive officer and founder of Deep, a company leveraging AI to create contextual visual storytelling elements and automate video production, which was acquired in 2023. Prior to that role, Mr. Barel previously founded Orca Interactive, which was a leading IPTV provider, and served as its chief executive officer from 1995 to 2012, during which time it went public on the London Stock Exchange in 2004, and was acquired by Orange (France Telecom) in 2012. From 2012 to 2015, Mr. Barel served as the Deputy CEO VO &; CEO Orca Interactive where he led the integration of Orca Interactive and Orange (France Telecom) following the merger of the two companies. Mr. Barel holds a bachelor’s degree in computer science from The Academic College and today serves on the Board Of Trustees. of Tel Aviv-Yafo, Israel. Mr. Barel is also a graduate of the Presidents Program in management from Harvard Business School and a member of YPO (Young Presidents Organization) global leadership.

Michael Ozeryansky, V.P. of Research and Development

Michael Ozeryansky serves as our Vice President of Research and Development since August 2023. Mr. Ozeryansky brings more than two decades of experience in management and software development. Prior to joining us, from February 2023 and July 2023, Mr. Ozeryansky was the V.P. of R&D at Bond Sports. Prior to that, between 2021 and 2023, Mr. Ozeryansky served as a V.P. of Engineering at Keepy AI, and between 2015 and 2021, Mr. Ozeryansky served as the Head of Engineering at Sense Education. Mr. Ozeryansky holds a Master’s degree in Management of Technological Companies from The Israeli College of Management and a Bachelor’s degree in Mathematics and Computer Sciences from Bar-Ilan University.

Tal Barnoach, Class II Director

Tal Barnoach serves as a board member in our company since January 2014. Mr. Barnoach is a general partner at Disruptive VC, a venture capital fund since July 2014 Disruptive Opportunity Fund since 2018 and Disruptive AI since 2020. Besides his role as a general partner in Disruptive and serving as a board member of Beamr, Mr. Barnoach serves as a board member in several other technological companies like Idomoo, Anodot, Tailor Brands, Bit, Lumen, Deep, Replix, Qwilt, Minta and more. Over the last 20 years, Mr. Barnoach has founded and led companies such as S.E.A. Multimedia (which went public in 1996), Orca Interactive (acquired by France Telecom in 2008), BeInsync (acquired by Phoenix Technologies in 2008) and Dotomi (acquired by ValueClick in 2011). Mr. Barnoach holds a B.A. degree in economics from Tel Aviv University.

Lluis Pedragosa, Class III Director

Liuis Pedragosa serves as a board member in our company since August 2016, and was appointed by our shareholder, Marker LLC. Since May 2018, Mr. Pedragosa is a managing partner and the Chief Financial Officer of Team8, a cybersecurity and fintech company creation platform and a venture capital fund. Prior to that, between December 2012 and April 2018, Mr. Pedragosa was a partner and founding team member at Marker LLC, a venture capital firm with over $400 million under management. Besides his role in Team8 and serving as a board member of Beamr, Mr. Pedragosa serves as a board member in Screenz, and as a board observer in Overwolf Ltd. Mr. Pedragosa holds a Master’s degree in Business Administration from The Wharton School of the University of Pennsylvania, a Master’s degree in International Studies from the University of Pennsylvania, and a Bachelor’s of science in Business Administration from ESADE Business School.

Yair Shoham, Director

Yair Shoham serves as a board member in our company since March 2023. Mr. Shoham brings more than two decades of global experience in venture capital and is a serial entrepreneur with a track record in the software and hardware spaces. Prior to joining us, between 2018 and December 2021, Mr. Shoham served as Managing Director and Israel Country Manager at Intel Capital, the venture arm of Intel Corporation. Prior to this role, between July 2012 and 2018, he served as Investment Director at Intel Capital. Prior to that, between 1999 and 2012, Mr. Shoham served as General Partner at Genesis Partners, a leading early stage Israel-based venture capital firm. During his career, Mr. Shoham has founded and led several companies such as VDOnet Corp. (acquired by Citrix Systems, Inc.), Butterfly VLSI Ltd. (acquired by Texas Instruments Incorporated), and RFWaves Ltd. (acquired by Vishay Intertechnology Inc.). Between 1995 and 2006, Mr. Shoham served as an independent board member at M-Systems Ltd., until the company was acquired by SanDisk Corporation. Mr. Shoham holds a Juris Doctor degree from Loyola University School of Law and a Bachelor’s degree in psychology from the University of Haifa.

Osnat Michaeli, Director

Osnat Michaeli serves as a board member in our company since March 2023. Ms. Michaeli brings more than two decades of global experience in finance and operations. She currently provides financial services as an external consultant to start-up companies in Israel Between May 2019 and August 2021, Ms. Michaeli served as Chief Financial Officer at Twine Solutions Ltd, a leading digital thread-dyeing technology company. Between March 2017 and May 2019, Ms. Michaeli served as Chief Financial Officer at Cardo Systems Ltd., a leading company for Bluetooth® and Dynamic Mesh Communication, and entertainment systems for motorcycle riders. Prior to that, between March 2011 and August 2015, Ms. Michaeli served as Chief Financial Officer at Kornit Digital Ltd., an international manufacturing company, which produces high-speed industrial inkjet printers, pigmented ink, and chemical products, where she held a key role in leading the company to its Initial Public Offering in 2015 (NASDAQ: KRNT). Ms. Michaeli holds a Bachelor’s degree in economics and a Master’s degree in Business Administration, both from Tel Aviv University.

B. Compensation

The aggregate compensation we paid to our top five executive officers and directors for the year ended December 31, 2025, was approximately $1.5 million. This amount includes approximately $0.13 million paid, set aside or accrued to provide pension, severance, retirement or similar benefits or expenses and $0.44 million share based compensation expenses, but does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. As of December 31, 2025, options to purchase 996,774 ordinary shares granted to our officers and directors were outstanding under our share option plan at a weighted average exercise price of $2.96 per share, of which 640,857 options were vested as of such date.

In accordance with the Companies Law, the table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2025. For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as social benefits and any undertaking to provide such compensation.

Name and Principal Position	Salary(1)	Bonus(2)	Equity-Based Compensation(3)	Other Compensation	Total
	(USD in thousands)
Sharon Carmel, CEO	226	—	—	—	226
Danny Sandler, CFO	190	—	45	—	235
Dani Megrelishvili, CPO	205	—	147	—	352
Tamar Shoham, CTO	216	—	17	—	233
Haggai Barel, COO	244	—	233	—	477

(1)	Salary includes the officer’s gross salary plus payment by us of social benefits on behalf of the officer. Such benefits may include payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), pension, severance, risk insurance (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(2)	Represents annual bonuses granted to the officer based on formulas set forth in the respective resolutions of our Compensation Committee and Board of Directors with respect to 2024.

(3)	Represents the equity-based compensation expenses recorded in our financial statements for the year ended December 31, 2025, based on the securities’ fair value on the grant date, calculated in accordance with applicable accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 12 to our financial statements included in this Annual Report.

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

Employment Agreements with Executive Officers

We have entered into written employment or consulting agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into indemnification agreements with each executive officer, director, and director nominee pursuant to which we indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance.

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

Non-Executive Board Engagement Terms

During the term of office as a director, each non-executive director shall be entitled to receive an annual remuneration payment of $30,000 per full year (payable in four (4) equal payments, one for each calendar quarter ending on March 31, June 30, September 30 and December 31 of each year), or a pro rata thereof.

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

Our directors are divided among three classes as follows:

●	the Class I director is Mr. Sharon Carmel, who will hold office until our annual general meeting of shareholders to be held in 2028;

●	the Class II director is Mr. Tal Barnoach, who will hold office until our annual general meeting of shareholders to be held in 2026; and

●	the Class II director is Mr. Lluis Pedragosa, who will hold office until our annual general meeting of shareholders to be held in 2027.

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

Under the Companies Law, the initial term of an external director is three years and may be extended for two additional three-year terms. Notwithstanding, the Companies Regulations (Reliefs for Israeli Public Companies Listed on Stock Exchanges Outside of Israel) 5760-2000 as amended in April 2024 (the “Regulations for Israeli Companies Traded Overseas”), provide a relief in relation to the appointment of external directors for additional terms subject to the approval of the Company shareholders and provided that the Audit Committee, and subsequently the Board of Directors, confirmed that in light of the expertise and special contribution of the external director to the work of the Board of Directors and its committees, the appointment for an additional term of office is in the best interest of the Company. Both external directors must serve on every committee that is empowered to exercise one of the functions of the Board of Directors.

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

Audit Committee

Under the Companies Law, we are required to appoint an audit committee that must be comprised of at least three directors, including all of the external directors, if applicable, (one of whom must serve as chair of the committee). The audit committee may not include the chairman of the board; a controlling shareholder of the company or a relative of a controlling shareholder; a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder; or a director who derives most of his or her income from a controlling shareholder.

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

We have adopted an audit committee charter that sets forth, among others, the responsibilities of the audit committee consistent with the rules of the SEC and Nasdaq Listing Rules (in addition to the requirements for such committee under the Companies Law), including, among others, the following:

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

As noted above, the members of our audit committee include Lluis Pedragosa, Yair Shoham and Osnat Michaeli. Osnat Michaeli  serves as the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

Under the Companies Law, our audit committee also carries out the duties of a financial statement examination committee. As such, the audit committee is responsible for: (i) estimations and assessments made in connection with the preparation of financial statements; (ii) internal controls related to the financial statements; (iii) completeness and propriety of the disclosure in the financial statements; (iv) the accounting policies adopted and the accounting treatments implemented in material matters of the company; and (v) value evaluations, including the assumptions and assessments on which evaluations are based and the supporting data in the financial statements.

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

Our compensation committee, acting pursuant to a written charter, is comprised of Tal Barnoach, Yair Shoham and Osnat Michaeli. Yair Shoham serves as the chairman of the compensation committee. Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder on all aspects referring to its independence, authorities and practice. Our compensation committee follows home country practice as opposed to complying with the compensation committee membership and charter requirements prescribed under the Nasdaq Stock Market rules.

Our compensation committee reviews and recommends to our board of directors: with respect to our executive officers’ and directors’: (1) annual base compensation (2) annual incentive bonus, including the specific goals and amounts; (3) equity compensation; (4) employment agreements, severance arrangements, and change in control agreements and provisions; (5) retirement grants and/or retirement bonuses; and (6) any other benefits, compensation, compensation policies or arrangements.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a special majority (see “Item 6.C Directors, Senior Management and Employees—Board Practices—Approval of Related Party Transactions under Israeli Law”). Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy would be in the best interests of the company. Under the Companies Law, we are required to adopt an office holder compensation policy. Our current compensation policy was approved at an extraordinary general meeting of our shareholders held in December 2025.

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

The compensation committee is responsible for: (1) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by the shareholders); and (2) duties related to the compensation policy and to the compensation of a company’s office holders, including:

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

Our compensation policy is designed to promote our long-term goals, work plan and policy, retain, motivate and incentivize our directors and executive officers, while considering the risks that our activities involve, our size, the nature and scope of our activities and the contribution of an officer to the achievement of our goals and maximization of profits, and align the interests of our directors and executive officers with our long-term performance. To that end, a portion of an executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Our compensation policy also addresses our executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. For example, the compensation that may be granted to an executive officer may include: base salary, annual bonuses, equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. In addition, our compensation policy will provide for maximum permitted ratios between the total variable (cash bonuses and equity-based compensation) and non-variable (base salary) compensation components, in accordance with an officer’s respective position with the company.

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to executive officers other than our chairman or Chief Executive Officer may be based entirely on a discretionary evaluation. Our Chief Executive Officer is entitled to recommend performance objectives to such executive officers, and such performance objectives will be approved by our compensation committee (and, if required by law, by our board of directors).

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

The equity-based compensation under our compensation policy for our executive officers (including members of our board of directors) is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and phantom, options, in accordance with our equity incentive plan then in place. Share options granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, our compensation policy contains compensation recovery provisions which allows us under certain conditions, to recover bonuses paid in excess, enables our Chief Executive Officer to approve an immaterial change in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance our compensation policy) and allows us to exculpate, indemnify and insure our executive officers and directors subject to certain limitations set forth thereto.

Our compensation policy also provides for compensation to the members of our board of directors either: (i) in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Regulations for Israeli Companies Traded Overseas, as such regulations may be amended from time to time; or (ii) in accordance with the amounts determined in our compensation policy.

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor nominated by the audit committee. As of January 1, 2025, Tali Yaron from Deloitte & Co. Israel has been acting as our internal auditor. The role of the internal auditor is to examine, among other things, whether a company’s actions comply with the law and proper business procedure. The chairman of the Board, or whoever the Board of the Company determines from time to time is required to oversee the activities, and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. An internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the outstanding shares or voting rights of a company, any person or entity that has the right to appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Our internal auditor is not our employee, but partner of a firm which specializes in internal auditing.

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

We have entered into indemnification agreements with all of our directors and with all members of our senior management. Each such indemnification agreement provides the office holder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance.

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

The Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote. However, according to the Regulations for Israeli Companies Traded Overseas that apply to the Company, by signing and submitting a proxy card, a shareholder declares and approves that he has no personal interest in the approval of any of the items on a general meeting agenda that requires such declaration under the Companies Law, with the exception of a personal interest that the shareholder positively informed the company about.

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

D. Employees.

See “Item 4.B. Business Overview—Employees.”

E. Share Ownership.

See “Item 7.A. Major Shareholders” below.

Share Option Plans

2010 Option Plan

In December 22, 2010, our board of directors adopted our 2010 Option Plan, or the 2010 Plan. We are no longer granting options under the 2010 Plan and currently grant options under the 2015 Plan (as defined below). There are currently 18,360 ordinary shares resulting from the exercise of certain options granted under the 2010 Plan which are held in trust in favor of the employees who exercised such options. We maintain the 2010 Plan in order to allow our employees to enjoy certain tax benefits under Israeli tax law. Of the 120,260 outstanding options as of February 25, 2026 under the 2010 Plan, all options were fully vested.

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

2015 Share Incentive Plan

The 2015 Share Incentive Plan, or the 2015 Plan, was adopted by our board of directors on January 1, 2015 and its expiration was extended thereby until June 30, 2026. The 2015 Plan provides for the grant of equity-based incentive awards to our employees, directors, office holders, service providers and consultants in order to incentivize them to increase their efforts on behalf of the company and to promote the success of our business.

Authorized Shares. The total number of shares reserved for issuance under the 2015 Plan is 2,383,400 As of February 25, 2026, there are 777,619 ordinary shares reserved and available for issuance under the 2015 Plan.

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

There was no erroneously awarded compensation that was required to be recovered pursuant to the Beamr Imaging Ltd. Executive Officer Clawback Policy during the fiscal year ended December 31, 2025.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 25, 2026 by:

●	each of our directors and senior management;

●	all of our directors and senior management as a group; and

●	each person (or group of affiliated persons) known by us to be the beneficial owner of 5% or more of the outstanding ordinary shares.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days from February 25, 2026 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on ordinary shares issued and outstanding as of February 25, 2026.

Based upon a review of the information provided to us by our transfer agent, as of February 25, 2026, there was one holder of record of our ordinary shares, holding approximately 70% of our outstanding ordinary shares, that had a registered address in the United States. This number is not representative of the number of beneficial holders of our shares, nor is it representative of where such beneficial holders reside, since all of these shares held of record in the United States were held through Cede & Co., the nominee company of the Depository Trust Company, on behalf of hundreds of firms of brokers and banks in the United States, who in turn held such shares on behalf of several thousand clients and customers. We have also set forth below information known to us regarding any significant change in the percentage ownership of our ordinary shares by any major shareholders during the past three years. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

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

Name of beneficial owner	Number of Shares beneficially owned	Percentage of Shares beneficially owned
5% or Greater Shareholder
Disruptive Technologies III L.P.(1)	976,320	6.3%
Directors and Executive Officers
Sharon Carmel(2)	3,568,190	23%
Danny Sandler(3)	80,375	*
Tamar Shoham(4)	115,650	*
Dani Megrelishvili(5)	211,284	1.4%
Haggai Barel (6)	131,250	-
Michael Ozeryansky (7)	31,250	*
Tal Barnoach(8)	130,121	*
Lluis Pedragosa(9)	19,000	*
Yair Shoham(9)	19,000	*
Osnat Michaeli(9)	19,000	*
All directors, director nominees and executive officers as a group (10 persons)	4,325,120	27%

*	Indicates beneficial ownership of less than 1% of the total ordinary shares outstanding.

(1)	Consists of 976,320 ordinary shares held by Disruptive Technologies III L.P. Disruptive Technology Ltd is the general partner of Disruptive Technologies L.P & Disruptive Technologies III L.P, Tal Barnoach and Adam Rothstein holds the GP and therefore they are deemed to have voting and dispositive power concerning the shares. The address of the principal office of Technologies L.P & Disruptive Technologies III L.P is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(2)	Consists of 3,568,190 ordinary shares.

(3)	Consists of 80,375 options to purchase ordinary shares that are currently exercisable or will be exercisable within 60 days from February 25, 2026 at exercise prices ranging from $1.82 to $3.02. Does not include 49,625 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of February 25, 2026 at exercise prices ranging from $1.82 to $3.02.

(4)	Consists of 115,650 options to purchase ordinary shares that are currently exercisable or will be exercisable within 60 days from February 25, 2026 at exercise prices ranging from $0 to $3.02 Does not include 31,850 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of February 25, 2026 at an exercise price of $3.02.

(5)	Consists of 12,000 ordinary shares, and (ii) 199,284 options to purchase ordinary shares that are currently exercisable or will be exercisable within 60 days from February 25, 2026 at exercise prices ranging of $1.82. Does not include 45,990 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of February 25, 2026 at an exercise price of $1.82.

(6)	Consists of 131,250 options to purchase ordinary shares that are currently exercisable or will be exercisable within 60 days from February 25, 2026 at exercise price of $4.96. Does not include 168,750 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of February 25, 2026 at an exercise price of $4.96.

(7)	Consists of 31,250 options to purchase ordinary shares that are currently exercisable or will be exercisable within 60 days from February 25, 2026 at exercise price of $1.48. Does not include 18,750 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of February 25, 2026 at an exercise price of $1.48.

(8)	Consists of (i) 63,121 ordinary shares and (ii) options to purchase 67,000 ordinary shares that are currently exercisable or will be exercisable within 60 days from February 25, 2026 at exercise prices ranging from $1.14 to $4.00. The ordinary shares do not include shares held by Disruptive Technologies III L.P. or Disruptive Technologies L.P.

(9)	Consists of 19,000 options to purchase ordinary shares that are currently exercisable or will be exercisable within 60 days from February 25, 2026 at an exercise price of $4.00.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2023.

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

On May 22, 2024, the Company’s Compensation Committee approved adjustments of the compensation terms and of the Founder for his duties as Chief Executive Officer of the Company, following which his salary was increased by NIS 20 thousand, which was also approved by the Company’s shareholders at a general meeting of the shareholders, which was approved on August 5, 2024

Agreements and Arrangements With, and Compensation of Executive Officers

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

Indemnification Agreements

Our amended and restated articles of association permits us to exculpate, indemnify and insure each of our directors and office holders to the fullest extent permitted by the Israeli Companies Law. We have entered into indemnification agreements with each of our directors and executive officers, undertaking to indemnify them to the fullest extent permitted by Israeli law, including with respect to liabilities resulting from a public offering of our shares, to the extent that these liabilities are not covered by insurance. We have also obtained directors and officers insurance for each of our executive officers and directors. For further information, see “Item 6.C Directors, Senior Management and Employees—Board Practices—Exculpation,” Item 6.C Directors, Senior Management and Employees—Board Practices—Insurance,” and “Item 6.C Directors, Senior Management and Employees—Board Practices—Indemnification.”

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

B. Significant Changes

Other than as otherwise described in this Annual Report and as set forth below, no significant change has occurred in our operations since the date of our consolidated financial statements included in this Annual Report.

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

C. Material Contracts

Except as set forth below, we have not entered into any material contract within the two years prior to the date of this Annual Report, other than contracts entered into in the ordinary course of business, or as otherwise described herein in “Item 4.A. History and Development of the Company”, “Item 4.B. Business Overview”, “Item 7A. Major Shareholders” or “Item 7B. Related Party Transactions” above.

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

General Corporate Tax Structure in Israel

Israeli resident (as defined below) companies, such as us, are generally subject to corporate tax at the rate of 23%. However, the effective tax rate imposed on a company that derives income from a Preferred Enterprise or a Preferred Technology Enterprise (as discussed below) may be considerably lower. Capital gains derived by an Israeli company are generally subject to tax at the prevailing corporate tax rate.

An Israeli resident company is subject to taxation in Israel for all of its worldwide income.

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

Law for the Encouragement of Capital Investments, 5719-1959

Tax Benefits for Income from Preferred Enterprise

The Law for the Encouragement of Capital Investments, 5719-1959 as amended (the “Investment Law”), currently provides certain tax benefits for income generated by “Preferred Companies” from their “Preferred Enterprises.” The definition of a Preferred Company includes, inter alia, a company incorporated in Israel and that is not wholly owned by a governmental entity, which:

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

With respect to individuals, the term “Israeli resident” is generally defined under Israeli tax legislation as a person whose center of life is in Israel. The Israeli Tax Ordinance (as amended by Amendment Law No. 132 of 2002), states that in order to determine the center of life of an individual, consideration will be given to the individual’s family, economic and social connections, including: (i) place of permanent residence; (ii) place of residential dwelling of the individual and the individual’s immediate family; (iii) place of the individual’s regular or permanent occupation or the place of his or her permanent employment; (iv) place of the individual’s active and substantial economic interests; (v) place of the individual’s activities in organizations, associations and other institutions. The center of life of an individual will be presumed to be in Israel if: (i) the individual was present in Israel for 183 days or more in the tax year; or (ii) the individual was present in Israel for 30 days or more in the tax year, and the total period of the individual’s presence in Israel in that tax year and the two previous tax years is 425 days or more. Such presumption may be rebutted either by the individual or by the assessing officer. On July 2, 2025, the Israeli Tax Authority published a draft bill which, if enacted, could generally broaden the circumstances in which an individual would be treated as an Israeli resident for Israeli tax purposes.

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

Israeli law also does not presently impose gift taxes upon the transfer of assets to Israeli resident individuals so long as it is demonstrated to the satisfaction of the Israel Tax Authority that the transfer was executed in good faith.

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

In addition, our dividends will be qualified dividend income if our ordinary shares are readily tradable on the Nasdaq Capital Market or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our ordinary shares for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which the U.S. Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the preferential rate of taxation.

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

We believe that we were not a PFIC for the year ended December 31, 2025 and we will not be a PFIC for the current taxable year, although we have not determined whether we will be a PFIC in the foreseeable future. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ordinary shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act”, which was signed into law on December 18, 2025, will require directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

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

Foreign Currency and Exchange Risk

Our functional currency and all of our subsidiaries all of which are primarily a direct and integral component of our operation is the U.S. dollars, as the U.S. dollars is the primary currency of the economic environment in which us and our subsidiaries have operated (which is the currency of the environment in which an entity primarily generates cash) and expects to continue to operate in the foreseeable future. Our sales are mainly denominated in U.S. dollars. A significant portion of our operating costs are in Israel and in Russia, consisting principally of salaries and related personnel expenses, and facility expenses, which are denominated in NIS and RUB. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS and RUB. Furthermore, we anticipate that a significant portion of our expenses will continue to be denominated in NIS and RUB. We do not hedge against currency risk. A hypothetical 10% change in foreign currency exchange rates applicable to our business would have had an impact on our results for the year ended December 31, 2025 of $0.7 million due to NIS, and $0.07 million due to RUB.

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

Equity price risk

As we have not invested in securities riskier than short-term bank deposits, we do not believe that changes in equity prices pose a material risk to our holdings. However, decreases in the market price of our ordinary shares or could make it more difficult for us to raise additional funds in the future or require us to raise funds at terms unfavorable to us.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective. See “Item 5.E—Operating and Financial Review and Prospects—Critical Account Estimates—Internal Control Over Financial Reporting” for additional information.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

●	provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;

●	provide reasonable assurance that receipts and expenditures are made only in accordance with authorizations of our management and board of directors (as appropriate); and

●	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

Based on that assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2025, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that three members of our audit committee, include Lluis Pedragosa, Yair Shoham and Osnat Michaeli, is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and the Nasdaq Listing Rules.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a Code of Ethics applicable to all of our directors and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of the Code of Ethics is posted on our website at https://beamr.com/. Information contained on, or that can be accessed through, our website does not constitute a part of this a part of this Annual Report and is not incorporated by reference herein. If we make any amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. We have not granted any waivers under our Code of Business Conduct and Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information regarding fees paid by us to Fahn Kanne & Co. Grant Thornton Israel, an independent registered public accounting firm, for all services, including audit services, for the years ended December 31, 2025 and 2024:

	2025	2024
(USD)
Audit fees (1)	116	156
Tax fees(2)	-	-
All other fees	-	-
Total	116	156

(1)	The audit fees for the years ended December 31, 2025 and 2024 includes professional services rendered in connection with the audit of our annual consolidated financial statements and the review of our consolidated interim financial statements, our statutory tax audits and assistance with review of documents filed with the SEC.

(2)	Tax fees include professional services rendered in substance related tax services.

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

ITEM 16K. CYBERSECURITY

We have developed and maintain a cybersecurity risk management program, consisting of cybersecurity policies, procedures, compliance and awareness programs to mitigate risk and to ensure compliance with security, availability and confidentiality trust principles. In addition, in December 2025, we completed the completed the SOC 2® Type II examination following an audit and a three month compliance period, which validated that our security controls, privacy, and operational practices meet rigorous standards across our products. Further, we have integrated an external MDR (Managed Detection and Response) security platform to provide continuous 24/7 monitoring of our systems, real-time threat detection and alerting and incident response support, enhancing our ability to identify, contain and remediate cybersecurity events in a timely and effective manner. The cybersecurity process has been integrated into our overall risk management system and process, and is internally managed by our R&D department as well as our internal auditor, Deloitte & Co. Israel. Management is responsible for identifying risks that threaten achievement of the control activities stated in the management’s description of the services organizations systems. Management has implemented a process for identifying relevant risks that could affect the organization’s ability to provide secure and reliable service to its users. The risk assessment occurs annually, or as business needs change, and covers identification of risks that could act against the company’s objectives as well as specific risks related to a compromise to the security of data. See “Item 3.D Risk Factors— Risks Related to Information Technology, Intellectual Property and Data Security and Privacy—If we or our third-party service providers experience a security breach, data loss or other compromise, including if unauthorized parties obtain access to our customers’ data, our reputation may be harmed, demand for our products and services may be reduced, and we may incur significant liabilities.”

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit No.	Description
1.1	Amended and Restated Articles of Association (filed as Exhibit 1.1 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 4, 2025, and incorporated herein by reference)
2.1	Description of Securities Registered under Section 12 (filed as Exhibit 2.1 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 4, 2025, and incorporated herein by reference)
4.1	Specimen share certificate of the Registrant (filed as Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on August 15, 2022, and incorporated herein by reference)
10.1	Form of Indemnification Agreement (filed as Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on February 22, 2022, and incorporated herein by reference)
10.2+	2010 Option Plan (filed as Exhibit 10.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on February 22, 2022, and incorporated herein by reference)
10.3+	2015 Share Incentive Plan (filed as Exhibit 10.3 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on February 22, 2022, and incorporated herein by reference)
10.4+	Compensation Policy (filed as Exhibit A to Exhibit 99.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on November 14, 2025, and incorporated herein by reference)
10.5	Warrant to Purchase Shares issued February 19, 2017 to Silicon Valley Bank (filed as Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on February 22, 2022, and incorporated herein by reference)
10.6	Form of Advance Investment Agreement dated August 6, 2019 (filed as Exhibit 10.7 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on February 22, 2022, and incorporated herein by reference)
10.7	Warrant to Purchase Stock issued April 29, 2021 to Silicon Valley Bank (filed as Exhibit 10.10 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on February 22, 2022, and incorporated herein by reference)
10.8	Form of Advance Investment Agreement dated August 26, 2021 (filed as Exhibit 10.11 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on February 22, 2022, and incorporated herein by reference)
10.9^	Funding Agreement dated as of July 5, 2022 between IBI Spikes Ltd. and Beamr Imaging Ltd. (filed as Exhibit 10.13 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on July 12, 2022, and incorporated herein by reference)
10.10	Form of Representative’s Warrant (filed as Exhibit 4.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on August 15, 2022, and incorporated herein by reference)
10.11	Form of Representative’s Warrant (filed as Exhibit 4.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on May 30, 2023, and incorporated herein by reference)
11.1	Insider Trading Policy (filed as Exhibit 11.1 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 4, 2025, and incorporated herein by reference)
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350
13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350
15.1*	Consent of Fahn Kanne & Co., the Israeli member firm of Grant Thornton International Ltd, an independent registered public accounting firm
21.1	List of Subsidiaries of the Registrant (filed as Exhibit 21.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on February 22, 2022, and incorporated herein by reference)
97.1+	Clawback Policy (filed as Exhibit 97.1 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 4, 2024, and incorporated herein by reference)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

+	Indicates a management contract or any compensatory plan, contract or arrangement.

^	Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

BEAMR IMAGING LTD.

Date: February 26, 2026	By:	/s/ Sharon Carmel
Sharon Carmel
Chief Executive Officer

BEAMR IMAGING LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

BEAMR IMAGING LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

____________________

____________________________

____________________

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Board of Directors and Shareholders Beamr Imaging Ltd.	Fahn Kanne & Co. Head Office 32 Hamasger Street Tel-Aviv 6721118, ISRAEL PO Box 36172, 6136101 T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Beamr Imaging Ltd. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ FAHN KANNE & CO. GRANT THORNTON ISRAEL

We have served as the Company’s auditor since 2021.

Tel Aviv, Israel

February 26, 2026

Certified Public Accountants

Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd

BEAMR IMAGING LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands except share and per share amounts)

		As of December 31,
	Note	2025	2024
ASSETS
Current assets:
Cash	3	$3,985	$16,483
Short-term bank deposit	3	$7,500	-
Trade receivables		266	506
Other current assets	4	280	195
Total current assets		12,031	17,184

Non-current assets:
Property and equipment, net		48	43
Intangible assets, net	5	269	489
Goodwill	5	4,379	4,379
Total non-current assets		4,696	4,911

Total assets		$16,727	$22,095

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current maturities of loan, net	6	$-	$250
Account payables		120	10
Deferred revenue	2N	9	30
Other current liabilities	7	786	677
Total current liabilities		915	967

Non-current liabilities:
Derivative warrants liability	8	50	50
Total non-current liabilities		50	50

Commitments and contingent liabilities	9

Shareholders’ equity:	10
Ordinary shares, par value NIS 0.05 per (the “Ordinary Shares”):
Authorized: 222,000,000 shares at December 31, 2025 and 2024 respectively; Issued and outstanding: 15,529,854 and 15,518,794 shares at December 31, 2025 and 2024, respectively		213	213
Additional paid-in capital		56,593	55,889
Accumulated deficit		(41,044)	(35,024)
Total shareholders’ equity		15,762	21,078

Total liabilities and shareholders’ equity		$16,727	$22,095

The accompanying notes are an integral part of these consolidated financial statements.

BEAMR IMAGING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(U.S. dollars in thousands except share and per share amounts)

		Year ended December 31,
	Note	2025	2024	2023

Revenue	15	$3,094	$3,064	$2,909
Cost of revenue		(318)	(240)	(96)
Gross profit		2,776	2,824	2,813

Research and development expenses		(4,603)	(2,893)	(1,824)
Sales and marketing expenses		(2,359)	(678)	(361)
General and administrative expenses		(2,268)	(2,468)	(1,506)

Operating loss		(6,454)	(3,215)	(878)

Financing income (expenses), net	12	449	(92)	222

Loss before taxes on income		(6,005)	(3,307)	(656)

Taxes on income	14	(15)	(46)	(39)

Net loss and comprehensive loss for the year	2S	$(6,020)	$(3,353)	$(695)

Basic net loss per share		$(0.39)	$(0.22)	$(0.06)

Weighted average number of Ordinary Shares used in computing basic net loss per share		15,525,082	15,167,476	11,194,097

Diluted net loss per share		$(0.39)	$(0.22)	$(0.09)

Weighted average number of Ordinary Shares used in computing diluted net loss per share		15,525,082	15,167,476	11,449,811

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

BEAMR IMAGING LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands except share and per share amounts)

	Ordinary Shares		Convertible Ordinary 1 and 2 shares		Convertible Preferred shares		Additional paid-in	Accumulated
	Number	Amount	Number	Amount	Number	Amount	capital	deficit	Total

Balance as of December 31, 2024	15,518,794	$213	-	$-	-	$-	$55,889	$(35,024)	$21,078

Share-based compensation (Note 11)	-	-	-	-	-	-	684	-	684

Exercise of options into Ordinary Shares (Note 11)	11,060	*	-	-	-	-	20	-	20

Net loss for the year	-	-	-	-	-	-		(6,020)	(6,020)

Balance as of December 31, 2025	15,529,854	$213	-	$-	-	$-	$56,593	$(41,044)	$15,762

(*)	Representing an amount lower than $1.

The accompanying notes are an integral part of these consolidated financial statements.

BEAMR IMAGING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands except share and per share amounts)

	Year ended December 31
	2025	2024	2023
Cash flows from operating activities:
Net loss	$(6,020)	$(3,353)	$(695)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	242	170	26
Share-based compensation (Note 11)	684	418	363
Amortization of discount relating to straight loan received from commercial bank	26	31	31
Exchange rate differences on straight loan received from commercial bank	14	11	(12)
Change in the fair value of derivative warrant liability (Note 8)	-	577	(66)
Change in the fair value of convertible advanced investments	-	-	(269)
Amortization of discount relating to liability to controlling shareholder	-	10	48
Change in estimation of maturity date of liability to controlling shareholder	-	-	12
Exchange rate differences on straight loan received from controlling shareholder	-	(3)	(16)
Decrease (increase) in trade receivables	240	91	(16)
Decrease (increase) in other current assets	(85)	(63)	(68)
Increase (decrease) in account payables	110	3	(26)
Increase (decrease) in deferred revenue	(21)	3	(4)
Increase (decrease) in other current liabilities	109	219	33
Net cash used in operating activities	(4,701)	(1,886)	(659)

Cash flows from investing activities:
Purchase of property and equipment	(27)	(36)	(10)
Investment in short-term bank deposit	(7,500)	-	-
Capitalization of internal-use software (Note 5)	-	(294)	(183)
Net cash used in investing activities	(7,527)	(330)	(193)

Cash flows from financing activities:
Net proceeds received upon completion of public offering transactions (Notes 10C and 10B)	-	12,286	6,695
Repayment of principal relating to straight loan received from commercial bank	(290)	(292)	(236)
Proceeds from loan received from controlling shareholder	-	-	25
Repayment of principal relating to straight loan received from controlling shareholder	-	(206)	(258)
Proceeds received from exercise of options into Ordinary Shares (Note 11)	20	795	49
Net cash provided by financing activities	(270)	12,583	6,275

Change in cash	(12,498)	10,367	5,423
Cash at beginning of year	16,483	6,116	693
Cash at end of year	$3,985	$16,483	$6,116
Non-cash investing and financing activities:
Capitalized deferred offering costs classified into equity upon completion of initial public offering transaction (Note 10B)	$-	$-	$(313)
Automatic conversion of convertible advanced investments into shares (Note 10B)	$-	$-	$4,571
Deemed dividend upon trigger of down round protection (Note 10B)	$-	$-	$7
Amount classified to equity upon determination of the exercise price (Note 8)	$-	$599	$-
Share-based compensation capitalized in internal-use software	$-	$73	$50
Supplemental disclosure of cash flow information:
Interest paid	$(23)	$(85)	$(133)
Interest received	$459	$548	$97
Taxes paid	$(29)	$(43)	$(38)

The accompanying notes are an integral part of these consolidated financial statements.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share amounts)

NOTE 1 - GENERAL

A.	Operations

Beamr Imaging Ltd. (the “Company” or “Beamr”) was incorporated in October 2009 under the laws of the State of Israel and it engages mainly in the development of technology for encoding, compressing and optimizing images and videos, while preserving quality and enabling AI-powered enhancements. In February 2024, the Company launched its next generation product accelerated by NVIDIA GPUs. Beamr powers efficient video workflows across high-growth markets, such as media and entertainment, user-generated content, machine learning, and autonomous vehicles. Its flexible deployment options include on-premises, private or public cloud, with convenient availability for Amazon Web Services and Oracle Cloud Infrastructure customers. In June 2025, the Company launched a GPU-Accelerated video compression solution for autonomous vehicles.

The Company’s ordinary shares, par value NIS 0.05 per share (the “Ordinary Shares”), began trading on the Nasdaq Capital Market (the “Nasdaq”) under the ticker symbol “BMR” on February 28, 2023 in connection with its initial public offering transaction (“U.S. IPO”). The Company also raised additional funds in connection with a follow on offering in February 2024 (see Note 10C below).

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

The Company has devoted substantially all of its efforts to research and development, the commercialization of its software products and raising capital for such purposes. The development and commercialization of the Company’s software and products are expected to require substantial further expenditures. To date, the Company has not yet generated sufficient revenue from operations to support its activities, and therefore it is dependent upon external sources for financing its operations. During the year ended December 31, 2025, the Company had net losses of $6,020. As of December 31, 2025, the Company had an accumulated deficit of $41,044. In addition, as of December 31, 2025, the Company has positive working capital of $11,116.

Management plans to finance its operations through sales of the Company’s equity securities and through revenues generated from the sales of its software products. In addition, the Company is continuing to collaborate with a strategic partner in development of the Company’s next generation solutions of video optimization technology, which, upon completion, would potentially allow the Company to potentially access new customers and new markets.

During the year ended December 31, 2024, the Company raised net proceeds of $12,286 by issuance of ordinary shares in connection with an underwritten follow-on public offering (see Note 10C below).

Management has considered the significance of such conditions in relation to the Company’s ability to meet its current obligations and to achieve its business targets and determined that it has sufficient funds to fund its planned operations for at least the next 12 months.

D.	The impact of the Russian Invasion of Ukraine

On February 24, 2022, Russia invaded Ukraine. The Company has an operation in Russia through its wholly-owned subsidiary, Beamr Imaging RU. The Company undertakes some of its software development in Russia using personnel located there. While some of the Company’s developers are located in Russia, its research and development leadership are all located in Israel. The Company has no manufacturing operations and does not sell any products in Russia. The Company constantly evaluates its activities in Russia and currently believes there was no significant impact on its activities. As of December 31, 2025, three employees have relocated from Russia to other locations of the Company.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 1 - GENERAL (Cont.)

E.	The impact of Iron Sword War (Israel-Hamas war)

In October 2023, Israel was attacked by a terrorist organization and entered a state of war on several fronts. In June 2025, following continued nuclear threats and intelligence assessments indicating imminent attacks, Israel launched a preemptive strike targeting military and nuclear infrastructure inside Iran, aiming to disrupt Iran’s ability to coordinate or escalate hostilities and degrade its nuclear capabilities. Iran responded with multiple waves of drones and ballistic missiles targeting Israeli cities. While most were intercepted, some caused civilian casualties and infrastructure damage. The Israeli military conducted further operations against Iranian assets. As a result, a state of emergency was declared in Israel, resulting in consequences and restrictions on the Israeli economy, which included, among other things, partial or complete closure of businesses, a “closed skies” policy and other limitations. After 12 days of hostilities, a ceasefire between Israel and Iran was reached in June 2025. As of October 9, 2025, Israel and Hamas entered into a ceasefire agreement calling for a permanent end of the war. The ceasefires mark a potential shift towards stability in the region. If sustained, this could reduce the risk of potential disruptions to the Company’s business and the Israeli economy in general. However, there are no assurances that such agreements will hold. As of the date of these financial statements, conflict continues in parts of the region and management regularly monitors developments and acts in accordance with the guidelines of the various authorities. As of the approval date of these financial statements, the Company believes there is no significant impact on its activities.

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

E.	Short-term bank deposit

A short-term bank deposit represents a deposit with a banking institution for a period in excess of three months, but less than one year following the date of deposit. The deposit is presented in accordance with the deposit terms.

F.	Research and development expenses

Research and development expenses are expenses as incurred, except to the extent that such costs are associated with internal-use software that qualifies for capitalization (see also Note 2G below).

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

During 2024, the Company stopped capitalization and started amortizing the internal software development costs over the useful life of three years. The amounts are included under cost of revenues (see Note 5 below).

H.	Goodwill and intangible assets

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

Finite lived intangible assets acquired in business combinations (i.e. trade names), are initially recorded at fair value. The cost of internal-use software is based on the criteria described in Note 2G above. Such intangible assets are amortized on a straight-line basis over their estimated useful lives. The intangible asset lives have been determined based upon the anticipated period over which the Company will derive future cash flows from the intangible assets. The Company has considered the effects of legal, regulatory, contractual, competitive, and other economic factors in determining these useful lives. The Company’s finite lived intangible assets are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of such assets is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. When it is determined that the carrying value of the asset is not recoverable, the asset is written down to its estimated fair value.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.	Goodwill and intangible assets (Cont.)

During all reported periods, impairment losses were not identified through the impairment test.

The lives used in computing straight-line amortization for financial reporting purposes are as follows:

Rate of depreciation	%

Trade names	10
Internal-use software	33

I.	Property and equipment

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

The lives used in computing straight-line depreciation for financial reporting purposes are as follows:

Rate of depreciation	%

Computers and peripheral equipment	33
Office furniture and equipment	7-15

J.	Leases

The Company entered into several non-cancellable short term lease agreements for offices for use in its operations, which are classified as operating leases (see below), whereby the Company applies ASC Topic 842, “Leases” (“ASC 842”) under which the Company determines if an arrangement is a lease at inception.

Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if certain criteria are met: (i) the lease transfers ownership of the asset by the end of the lease term, (ii) the lease contains an option to purchase the asset that is reasonably certain to be exercised, (iii) the lease term is for a major part of the remaining useful life of the asset, (iv) the present value of the lease payments equals or exceeds substantially all of the fair value of the asset, or (v) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of lease term. A lease is classified as an operating lease if it does not meet any one of these criteria. Since all the Company’s lease contracts for premises do not meet any of the criteria above, otherwise, a lease is classified as an operating lease. The Company concluded that all its lease contracts should be classified as operating leases.

Right of Use (“ROU”) assets and liabilities are recognized on the commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. The lease term includes options to extend when it is considered reasonably certain that the company will exercise the option. As most of the Company’s leases do not provide an implicit rate, the Company uses its Incremental Borrowing Rate (“IBR”) based on the information available on the commencement of the lease. The Company uses the long-lived assets impairment guidance in ASC 360-10, “Property, Plant, and Equipment - Overall”, to determine whether a ROU asset is impaired, and if so, the amount of the impairment loss to recognize. Certain leases include options to extend or terminate the lease. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate is considered unless it is reasonably certain that the Company will not exercise the option.

During the years 2025 and 2024, all leases were for periods that are 12 months or less.

The Company also elected the short-term lease recognition exemption for all leases that qualify (leases with a term of 12 months or less at the commencement date). For those leases, ROU assets or lease liabilities are not recognized and rent expense is recognized on a straight-line basis over the lease term. See also Note 9 for further information.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Employee benefit plans

The Company’s liability for severance pay to its Israeli employees is subject to Section 14 of the Israeli Severance Compensation Act, 1963 (“Section 14”), pursuant to which all of the Company’s employees are entitled to monthly deposits by the Company, at a rate of 8.33% of their monthly salary, made in the employee’s name with insurance companies. Under Israeli employment law, payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. The fund is made available to the employee at the time the employer-employee relationship is terminated, regardless of cause of termination. The severance pay liabilities and deposits under Section 14 are not reflected in the balance sheets as severance pay risks have been irrevocably transferred to the severance funds. All deposits required through December 31, 2025 have been made.

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

The Company also derives revenues from the traffic operations in the Google AdSense program, a web advertising platform, that the Company makes available on its websites. Google pays the Company on a cost-per-click basis. The Company recognizes revenue at a point of time when the fees are paid to it by Google based on the volume of clicks through Google AdSense advertisements.

The Company receives payments from customers based upon contractual payment schedules. Trade receivables are recorded when right to consideration becomes unconditional, and an invoice is issued to the customer. Unbilled receivables include amounts related to contractual right to consideration for completed performance obligations not yet invoiced. As of December 31, 2025 and 2024, unbilled receivables balance amounted to $13 and $26, respectively, and are included within trade receivables balance in the Company’s Consolidated Balance Sheets.

As of December 31, 2025 and 2024, the Company had $9 and $30, respectively, of remaining performance obligations not yet satisfied or partly satisfied related to revenue (mostly PCS). Such amounts are presented as deferred revenue which are expected to be recognized as revenue during the next twelve months.

See also Note 15 for further discussion related to disaggregation of revenue.

O.	Concentrations of credit risk and allowance for credit losses

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash short term bank deposits and trade receivables as well as certain other current assets that do not amount to a significant amount. Cash is primarily held in dollar and New Israeli Shekels (NIS), are deposited with major banks in Israel, U.S. and Russian Federation and the short-term bank deposits are held in dollar and are deposited with major Israeli bank. Management believes that such financial institutions are financially sound and, accordingly, minimal credit risk exists with respect to these financial instruments. The Company does not have any significant off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements. Most of the Company’s sales are mainly derived from sales to a diverse set of customers located primarily in the United States. Management periodically evaluates the collectability of the trade receivables to determine the amounts that are doubtful of collection and determine a proper allowance for doubtful accounts, as described below. Accordingly, management believes that the Company’s trade receivables do not represent a substantial concentration of credit risk.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	Concentrations of credit risk and allowance for credit losses (Cont.)

The Company extends credit to customers in the normal course of business and does not require collateral or any other security to support amounts due. Management performs ongoing credit evaluations of its customers. The allowance for doubtful accounts is determined with respect to amounts the Group has determined to be doubtful of collection by considering among other things, its past experience with customers, the length of time that the balance is past due, the customer’s current ability to pay and available information about the credit risk on such customers. Provisions for the allowance for doubtful accounts are recorded under general and administrative expenses in the consolidated Statements of Operations and Comprehensive Loss. During the reported periods, the Company has recorded allowance for credit losses in respect of accounts receivable in amount of $20 thousand.

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

The fair value of cash is based on its demand value, which is equal to its carrying value. Additionally, the carrying value of all other short-term monetary assets and liabilities are estimated to be equal or a close approximation to their fair value due to the short-term nature of these instruments.

Q.	Warrants

Certain warrants that were issued to a commercial bank as part of entering into funding transaction is classified as a component of permanent equity since they are freestanding financial instruments that are legally detachable and separately exercisable, do not embody an obligation for the Company to repurchase its own shares, and permit the holders to receive a fixed number of Ordinary Shares upon exercise for a fixed exercise price and thus, are considered as indexed to the Company’s own shares. In addition, the warrants must require physical share settlement and may not provide any guarantee of value or return. As such warrants were issued together with financial instruments that are not subsequently measured at fair value the warrants were measured based on allocation of the proceeds received by the Company in accordance with the relative fair value basis. When applicable, direct issuance expenses that were allocated to such warrants were deducted from additional paid-in capital. In 2024, warrants granted to commercial bank have been fully exercised on a cashless basis.

Down round feature is disregarded when assessing whether an instrument is indexed to its own shares, for purposes of determining liability or equity classification. Based on its evaluation, management has determined that certain warrants with down-round protection are eligible for equity classification. Upon the occurrence of an event that triggers down round protection (i.e., when the warrants’ exercise price is adjusted downward because of the down round feature), the effect is accounted for as a deemed dividend and as a reduction of income available to common shareholders for purposes of basic earnings per share (EPS) calculation. During the year ended December 31, 2023, down-round protection was triggered upon completion of the U.S IPO under which the Company recorded a deemed dividend amounted of $7.

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

Following the completion of the U.S. IPO, the fair value of the aforesaid warrants derivative liability is estimated internally by the Company’s management by using the Black-Scholes Model that is based on several assumptions, of which the most significant is the expected share price volatility, which was calculated based upon historical volatility of peer companies in the same industry on weekly basis. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The expected dividend yield assumption is based on the Company’s historical experience and expectation of no future dividend payouts. The Company has historically not paid cash dividends and has no foreseeable plans to pay cash dividends in the future.

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

S.	Basic and diluted net loss per Ordinary Share

Until 2023 the Company applied the two-class method as required by ASC 260-10, “Earnings Per Share” (“ASC 260-10”), which requires the income or loss per share for each class of shares outstanding (Ordinary Shares and all other shares with preferences over the Ordinary Shares) to be calculated assuming 100% of the Company’s earnings are distributed as dividends to each class of shares based on their contractual rights. No dividends were declared or paid during the reported periods. According to the provisions of ASC 260-10, the Company’s Convertible Preferred Shares and Convertible Ordinary 1 and 2 Shares did not have contractual obligations to share losses of the Company and therefore were not included in the computation in the period of net loss per share. Upon the listing of the Company’s Ordinary Shares on the Nasdaq in connection with the U.S. IPO in February 2023, the entire balance of the Preferred Shares and Ordinary 1 and 2 Shares was converted into Ordinary Shares.

Basic net loss per Ordinary Share is computed by dividing the net loss for the period applicable to ordinary shareholders, by the weighted average number of Ordinary Shares outstanding during the period. Diluted loss per share gives effect to all potentially dilutive common shares outstanding during the year using the treasury stock method with respect to shares with preferences over Ordinary Shares, options and certain warrants and using the if-converted method with respect to convertible advance investments and certain warrants accounted for as derivative liability. In computing diluted loss per share, the average share price for the period is used in determining the number of shares assumed to be purchased from the exercise of options or warrants.

During the years ended December 31, 2025, 2024 and 2023, the total weighted average number of Ordinary Shares related to outstanding shares with preferences over Ordinary Shares (Convertible Ordinary 1 and 2 shares and Convertible Preferred Shares), options, warrants and convertible advance investments excluded from the calculation of the diluted loss per share was 1,649,915, 1,306,124 and 3,080,012 , respectively.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S. Basic and diluted net loss per Ordinary Share (Cont.)

The net loss from operations and the weighted average number of Ordinary Shares used in computing basic and diluted net loss per share from operations for the years ended December 31, 2025, 2024 and 2023, are as follows:

	Year ended December 31,
	2025	2024	2023

Numerator:
Net loss	$(6,020)	$(3,353)	$(695)
Deemed dividend related to trigger of down round protection feature (see Note 10B below)	-	-	(7)
Net basic loss	$(6,020)	$(3,353)	$(702)
Change in fair value of derivative warrant liability (see Note 8 below)	-	-	(66)
Change in fair value of convertible advanced investment (see Note 10B below)	-	-	(269)
Net diluted loss	$(6,020)	$(3,353)	$(1,037)

Denominator:
Ordinary shares used in computing basic net loss per share	15,525,082	15,167,476	11,194,097
Incremental ordinary shares to be issued upon exercise of derivative warrant liability	-	-	24,834
Incremental ordinary shares to be issued upon conversion of convertible advanced investments	-	-	230,880
Ordinary shares used in computing diluted net loss per share	15,525,082	15,167,476	11,449,811

Basic net loss per ordinary share	$(0.39)	$(0.22)	$(0.06)
Diluted net loss per ordinary share	$(0.39)	$(0.22)	$(0.09)

T.	Share-based compensation

The Company measures and recognizes compensation expense for all equity-based payments to employees based on their estimated fair values in accordance with ASC 718, “Compensation-Stock Compensation”. Share-based payments are recognized in the Statement of Operations and Comprehensive Loss as an operating expense (unless they are eligible to be capitalized as part of the cost of internal developed asset) based on fair value of the award at the grant date by using Black-Scholes option-pricing model. The inputs for the valuation analysis of the options include several assumptions of which the most significant are the expected share price volatility and the expected option term. Expected volatility was calculated based upon historical volatility of peer companies in the same industry on a weekly basis. The expected option term represents the period that the Company’s options are expected to be outstanding and is determined based on the simplified method until sufficient historical exercise data will support using expected life assumptions. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The expected dividend yield assumption is based on the Company’s historical experience and expectation of no future dividend payouts. The Company has historically not paid cash dividends and has no foreseeable plans to pay cash dividends in the future. The Company expensed compensation costs net of estimated forfeitures over the requisite service period by applying the straight-line method.

U.	Accounting Pronouncements Adopted During the Current Year

Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09 on Improvements to Income Tax Disclosures that require greater disaggregation of income tax disclosures to the income rate tax rate reconciliation and income taxes paid. The updates are effective for annual periods beginning after December 15, 2024.

The Company adopted ASU 2023-09 for the year ended December 31, 2025, and applied the new disclosure requirements prospectively to the current annual period. Prior period disclosures have not been adjusted to reflect the new disclosure requirements. The adoption of this guidance did not have material effect on the consolidated financial statements.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	Recently issued accounting pronouncements, not yet adopted

1.	In November 2024, the FASB issued ASU 2024-03 on Disaggregation of Income Statement Expenses that enhances disclosure of certain costs and expenses to provide enhanced transparency into the expenses presented in the income statement. The updates are effective for annual periods beginning after December 15, 2026, and may be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the financial statements. The Company intends to apply the guidance in fiscal year 2027. The Company is currently assessing the impact of the disclosure of this standard.

2.	In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (ASU 2025-05), which provides a practical expedient when estimating credit losses on accounts receivable and contract assets arising from transactions accounted for under ASC 606, Revenue from Contracts with Customers. Under this practical expedient, an entity is allowed to assume that the current conditions it has applied in determining credit loss allowances for current accounts receivable and current contract assets remain unchanged for the remaining life of those assets. ASU 2025-05 is effective for annual periods beginning after December 15, 2025, and interim periods within those annual reporting periods. The Company is currently assessing the impact of the disclosure of this standard.

3.	In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Topic 350-40): Targeted Improvements (ASU 2025-06). ASU 2025-06 provides updated guidance clarifying the capitalization of costs related to internal-use software, including enhanced guidance on cloud computing arrangements. ASU 2025-06 is effective for annual periods beginning after December 15, 2027, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements.

NOTE 3 –

A.	CASH

	As of December 31,
	2025	2024

Denominated in U.S. dollar (*)	$3,782	$16,260
Denominated in New Israel Shekel	116	65
Denominated in other currencies	87	158
	$3,985	$16,483

(*)	As of December 31, 2025, including short-term bank deposits for a period less than 3 months at an average interest rate of 4.10%.

B.	SHORT TERM BANK DEPOSIT

	As of December 31,
	2025	2024

Denominated in U.S. dollar	7,500	-
	$7,500	$-

As of December 31, 2025, including short-term deposits in Israeli bank for a periods of more than 3 months at an average interest rate of 4.76%.

NOTE 4 - OTHER CURRENT ASSETS

	As of December 31,
	2025	2024

Prepaid expenses	$61	$88
Government authorities	31	24
Others	188	83
	$280	$195

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 5 - INTANGIBLE ASSETS, NET AND GOODWILL

	As of December 31,
	2025	2024
Carrying amount:
Trade names	$201	$201
Internal-use software	600	600
	$801	$801
Accumulated amortization:
Trade names	$194	$174
Internal-use software	338	138
	$532	$312

Intangible assets, net	$269	$489

During the years ended December 31, 2025, 2024 and 2023, amortization expenses were $220, $158 and $20, respectively and were recorded as part of cost of revenue.

As of December 31, 2025, the estimated future amortization expense of intangible assets is as follows:

2026	$207
2027	62
$269

As of the reported periods, an annual goodwill impairment analysis was performed internally by the Company’s management by comparing the fair value market of the Company, which its operations represent a single reporting unit, to the carrying amount of the net assets allocated to the reporting unit (including the entire balance of goodwill).

As of December 31, 2025 and 2024, the Company has performed the annual impairment test and has determined that impairment loss is not required to be recognized. See also Note 2H above.

NOTE 6 - LOAN, NET

On July 7, 2022 (the “Effective Date”), the Company entered into a definitive agreement with IBI Spikes Ltd. (“IBI”), according to which the Company received an amount of NIS 3.1 million (approximately $900) (the “IBI Loan”). The Company granted IBI a right to receive consecutive monthly repayments equal to Net Cash Receipts multiplied by the Royalty Rate, as both defined in the definitive agreement, until such time as IBI receives an amount equal to NIS 4,172,760 (approximately $1.2 million) (the “Repayment Amount”) with any amount on account of the Repayment Amount which remains outstanding on the 42nd month anniversary of the later of (i) the Closing Date, and (ii) the last payment provided by IBI (the “Final Repayment Date”) to be paid to IBI at such time. Notwithstanding the above, the Company’s minimum annual payment (i.e. principal and interest) during any Annual Calculation Period will not be less than the lower of (i) $330 and (ii) outstanding Repayment Amount in recent year.

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

NOTE 6 - LOAN, NET (Cont.)

For information regarding the determination of the exercise price and full exercise of the Warrant Share on a cashless basis, see also Note 8 and Note 10D2 below.

The following tabular presentation reflects the reconciliation of the carrying amount of the IBI Loan during the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
	2025	2024

Opening balance	$250	$500
Amortization of discount relating to straight loan	26	31
Repayment of principal relating to straight loan	(290)	(292)
Exchange rate differences	14	11
Closing balance	$-	$250

Maturity dates of outstanding loans:

	As of December 31,
	2025	2024

First year (current maturities)	$-	$250
Closing balance	$-	$250

NOTE 7 - OTHER CURRENT LIABILITIES

	As of December 31,
	2025	2024

Employees and payroll accruals	$588	$465
Accrued expenses	$198	$212
	$786	$677

NOTE 8 - DERIVATIVE WARRANTS LIABILITIES

On April 29, 2021, the Company entered into a second deferral agreement in connection with a straight loan made under a loan and security agreement that the Company previously entered into with Silicon Valley Bank (“SVB”) in February 2017, under which it was agreed, inter alia, to issue to SVB a warrants to purchase 9,764 shares (the “2021 Warrant”) at an exercise price of $5.12 per share (subject to standard adjustments), which is exercisable over a period of 15-years at SVB’s discretion. If SVB exercises the 2021 Warrant and the Warrant Value (as defined in the 2021 Warrant) is lower than an amount equal to $50 (the “Minimum Value”), then immediately following such exercise, the Company shall pay SVB an amount in cash equal to the difference between the Minimum Value and Warrant Value. The 2021 Warrant was issued on April 29, 2021. In October 2024, the warrants were assigned to SVB Financial Trust. Following the completion of the U.S. IPO, the fair values of the 2021 Warrant and the Warrant Share were determined internally by the management based on several assumptions by using Black-Scholes-Merton pricing model. Through the reported periods, the estimated fair value of derivative financial liability for the 2021 Warrant has not exceeded the Minimum Value and thus was determined at $50. In addition, from the issuance date of the 2021 Warrant through December 31, 2024, the 2021 Warrant was not exercised.

On February 22, 2024, the Company received a written notice from IBI pursuant to which the exercise price of the Warrant Share granted to IBI to purchase 65,563 Ordinary Shares was determined at a fixed amount of $3.67 per Ordinary Share. Consequently, the Warrant Share was re-classified from derivative warrants liability to equity at its fair value as of that date in total amount of $599. During the year ended December 31, 2024, the Company recorded revaluation expenses of $577 due to a change in the fair value of this derivative warrants liability. In addition, through December 31, 2024, the Warrant Share was fully exercised on a cashless basis, see also Note 10D2 below.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 8 - DERIVATIVE WARRANTS LIABILITIES (Cont.)

The following tabular presentation reflects the reconciliation of the fair value of derivative warrants liabilities during the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
	2025	2024	2023

Opening balance	$50	$72	$138
Amount classified to equity upon determination of the exercise price of Warrant Share (see Note 10D2 below)	-	(599)	-
Change in fair value of derivative warrant liability (see Note 12 below)	-	577	(66)
Closing balance	$50	$50	$72

NOTE 9 - COMMITMENTS

Lease commitments

A.	During the reported periods, the Company entered into several short-term agreements (of 12 months or less) for the renewal of leasing of premises in Israel with an unrelated party, the last of which was signed in May 2025 for a period commencing June 1, 2025 through May 31, 2026 for an average monthly fee of NIS 55 thousand (approximately $18).

B.	During the reported periods, Beamr Imaging RU entered into several short-term agreements for renewal of a leasing of premises with unrelated party, the last of which was signed in June 2025 for the period commencing June 1, 2025 through April 30, 2026 for a monthly fee of Russian Ruble 249 (approximately $3).

C.	During the reported periods, the Company entered into several short-term agreements (of 12 months or less) for the renewal of leasing of premises in Serbia with an unrelated party, the last of which was signed in February 2025 for a period commencing March 17, 2025 through March 16, 2026 for a monthly fee of EUR 3.5 thousand (approximately $4).

As of December 31, 2025, the future commitment under binding operating lease agreements is as follows:

Lease of premises

2026	$112
$112

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

During the years ended December 31, 2025, 2024 and 2023, lease expenses were $272, $170 and $119, respectively. Lease expenses are recorded based on head count and department.

	Year ended December 31,
	2025	2024	2023
Cost of revenue	$6	$5	$4
Research and development expenses	176	115	83
Sales and marketing expenses	54	19	11
General and administrative expenses	36	31	21
	$272	$170	$119

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 10 - SHAREHOLDERS’ EQUITY

A.	Composition of shareholders’ equity:

	As of December 31, 2025		As of December 31, 2024
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Ordinary Shares of NIS 0.05 par value	222,000,000	15,529,854	222,000,000	15,518,794

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

Direct and incremental costs incurred related to the U.S. IPO amounted to $1,418 (including capitalized deferred offering costs amounted to $313).

In connection with the U.S. IPO, the following occurred -

1.	The holders of all shares with preferences over Ordinary Shares (i.e. Convertible Preferred Shares and Convertible Ordinary 1 and 2 Shares) voluntary effected a conversion of all such shares into 7,211,280 Ordinary Shares.

2.	The Company’s authorized share capital increased from 22,000,000 to 222,000,000.

3.	A reverse share split of all outstanding Ordinary Shares of the Company was effected at a ratio of 5:1 so that each 5 ordinary shares, nominal value NIS 0.01 per share, was consolidated into 1 Ordinary Share, nominal value NIS 0.05 per share, (the “Reverse Share Split”).

4.	Automatic conversion of all outstanding Convertible Advance Investment amounts in the nominal value of $3,657 to 1,142,856 Ordinary Shares at a conversion price of $3.2 which equals 80% of the public offering price in the U.S. IPO. As a result, in 2023, the Company recorded income amounting to $269 as result of changes in the fair value of the convertible advance investment (see Note 12 below).

5.	A down-round protection feature of certain warrants granted in previous years to commercial bank (SVB) was triggered by way of reduction of their exercise price from $5.12 to a price of $4.00, which represented the public offering price in the U.S. IPO. Such reduction was accounted for as deemed dividend estimated of $7 thousand, which was recorded as part of the additional paid-in capital versus increase of accumulated deficit. Regarding the effect of the loss per share, see also Note 2S above.

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

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 10 - SHAREHOLDERS’ EQUITY (Cont.)

C.	Completion of underwritten U.S. public offering (Cont.)

Direct and incremental costs incurred related to the offering amounted to $1,514.

The offering closed on February 15, 2024.

D.	Cashless exercise of warrants

1.	During the year ended December 31, 2024, the Company issued 63,931 Ordinary Shares upon partial cashless exercises of warrants granted to the underwriter in the U.S. IPO. Following such exercise the remaining number of unexercised warrants, as of December 31, 2025 is 3,998 and their expiration date is August 26, 2028. (see also Note 10B above).

2.	During the year ended December 31, 2024, the Company issued 31,189 Ordinary Shares to IBI upon cashless exercise of Warrant Shares (see also Note 8 above).

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

Following such increase, the Plan permits the grant of up to 3,069,280 share Ordinary Shares subject to adjustments set in the Plan. As of December 31, 2025, considering the effect of previously exercised options, there were 854,206 Ordinary Shares available for future issuance under the Plan.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 11 - OPTIONS (Cont.)

The following table presents the Company’s option activity for employees and members of the Board of Directors of the Company under the Plan for the years ended December 31, 2025, 2024 and 2023:

	Number of Options	Weighted Average Exercise Price	Weighted average remaining contractual life	Intrinsic value
		$	(years)	$

Outstanding as of December 31, 2022	1,570,991	1.78	4.97	2,435
Granted	151,600	2.88	-	-
Exercised	(168,447)	0.29	-	-
Forfeited or expired	(258,777)	1.81	-	-
Outstanding as of December 31, 2023	1,295,367	2.09	6.04	84
Exercisable as of December 31, 2023	863,616	2.07	4.70	84

	Number of Options	Weighted Average Exercise Price	Weighted average remaining contractual life	Intrinsic value
		$	(years)	$

Outstanding as of December 31, 2023	1,295,367	2.09	6.04	84
Granted	462,200	4.51	-	-
Exercised	(401,031)	1.98	-	-
Forfeited or expired	(11,500)	2.65	-	-
Outstanding as of December 31, 2024	1,345,036	2.95	7.17	2,677
Exercisable as of December 31, 2024	641,851	2.15	5.12	1,786

	Number of Options	Weighted Average Exercise Price	Weighted average remaining contractual life	Intrinsic value
		$	(years)	$

Outstanding as of December 31, 2024	1,345,036	2.95	7.17	2,677
Granted	214,600	2.84	-	-
Exercised	(11,060)	1.77	-	-
Forfeited or expired	(56,800)	3.73	-	-
Outstanding as of December 31, 2025	1,491,776	2.91	6.83	68
Exercisable as of December 31, 2025	889,439	2.49	5.60	66

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

The outstanding and exercisable options as of December 31, 2025 were separated into range of exercise prices, as follows:

Exercise price	Options outstanding as of December 31, 2025	Weighted average remaining contractual term	Options exercisable as of December 31, 2025	Weighted average remaining contractual term
		(years)		(years)

-	17,680	1.20	17,680	1.20
1.14	82,580	1.48	82,580	1.44
1.48	50,000	7.70	28,125	7.70
1.74	12,800	7.30	8,000	7.30
1.83	555,914	5.75	486,396	5.58
1.94	8,800	9.97	-
2.30	10,400	9.32	-
2.40	10,000	9.24	-
2.43	8,800	7.59	-
2.79	3,600	9.72	3,600	7.59
2.87	39,800	8.97	950	9.72
2.97	92,000	9.48	16,250	8.89
2.98	99,400	9.55	11,774	9.48
3.14	5,000	5.64	311	9.55
3.20	5,002	6.64	5,002	5.64
3.59	28,800	8.74	9,000	8.74
4.00	76,000	7.17	69,696	7.17
4.96	315,200	8.56	98,825	8.56
5.02	30,000	8.49	11,250	8.49
5.12	40,000	0.04	40,000	0.04
	1,491,776		889,439

The weighted average grant date fair value of options granted during the years ended December 31, 2025, 2024 and 2023 was $1.78, $2.78 and $1.66 per option, respectively.

During the years ended December 31, 2025 and 2024, 11,060 and 401,031 options, respectively, were exercised for total amount of $20 and $795, respectively. During the year ended December 31, 2023, 168,447 options were exercised.

The following table presents the assumptions used to estimate the fair values of the options granted in the reported periods:

Year ended December 31
	2025	2024	2023

Volatility (%)	60.31%-63.96%	52.71%-73.53%	60.48%-61.49%
Risk-free interest rate (%)	3.7%-4.5%	3.6%-4.4%	3.7%-4.3%
Dividend yield (%)	-	-	-
Expected life (years)	6.25	6.25	6.25
Exercise price ($)	1.94-4.00	1.47-5.02	1.48-4.00
Share price ($)	1.94-4.00	1.72-5.24	1.48-3.73

As of December 31, 2025, there was $1,308 of unrecognized compensation expenses related to unvested options, that are expected to be recognized on a straight-line basis over the requisite service period, which results in weighted average period of approximately 1.32 years.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 11 - OPTIONS (Cont.)

The total compensation cost related to all of the Company’s equity-based awards recognized during the years ended December 31, 2025, 2024 and 2023 was comprised as follows:

	Year ended December 31
	2025	2024	2023

Research and development	$296	$185	$216
Sales and marketing	137	20	41
General and administrative	251	213	106
	$684	$418	$363

NOTE 12 - FINANCING INCOME (EXPENSES), NET

	Year ended December 31
	2025	2024	2023

Change in fair value of convertible advance investment	$-	$-	$269
Change in fair value of derivative warrant liability (Note 8)	-	(577)	66
Amortization of discount and accrued interest relating to straight loan received from commercial banks	(45)	(106)	(157)
Change in estimation of maturity date of liability to controlling shareholder	-	-	(12)
Discount amortization relating to liability to controlling shareholder	-	(10)	(48)
Interest due to bank deposits	550	599	97
Exchange rate differences and other finance expenses	(56)	2	7
	$449	$(92)	$222

NOTE 13 - RELATED PARTIES TRANSACTIONS

The Company receives consulting services on recurring basis from the Company’s founder (the “Founder”) as Chief Executive Officer indirectly through an entity controlled by the Founder for total current monthly gross amount of NIS 65 thousand ($20).

The Company allocated the expenses related to the above service agreement and addendum as follows:

	Year ended December 31
	2025	2024	2023

Research and development	$57	$53	$36
Sales and marketing	57	53	36
General and administrative	114	106	74
	$228	$212	$146

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

As of December 31, 2025, the Company has net operating losses and capital losses carryforward for Israeli income tax purposes of approximately $41,722 and $451 respectively, which can be offset against future taxable income for an indefinite period of time.

The Company has final (considered final) tax assessments through the 2020 tax year.

B.	Foreign entities:

1.	Beamr Inc. is taxed under United States federal and state tax rules. Income tax is calculated based on a U.S. federal tax rate of 21%.

Beamr Inc. have not received final tax assessments for the tax years ended December 31, 2022 through 2025.

2.	Beamr Imaging RU was taxed in 2024 and during prior periods under the Russian tax code at the rate of 0% (Clause 1.15 of Article 284 of the Tax Code of the Russian Federation, with changes provided by Federal Law No.321-FZ of 14.07.2022).

In 2025, Beamr Imaging RU was taxed at a rate of 5% (Clause 1.15 of Article 284 of the Tax Code of the Russian Federation, ed. Federal Law No. 176-FZ dated 12.07.2024).

Beamr Imaging RU have not received final tax assessments for the tax years ended December 31, 2023 through 2025.

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

C.	Loss before taxes on income consists of the following:

	Year ended December 31
	2025	2024	2023
Domestic	$6,038	$3,345	$714
Foreign operations (Beamr Inc. and Beamr Imaging RU)	(33)	(38)	(58)
	$6,005	$3,307	$656

D.	Deferred income taxes reflect the net tax effects of net operating loss and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s deferred tax assets are as follows:

	As of December 31
Composition of deferred tax assets:	2025	2024

Net operating loss and capital losses carryforward	$9,704	$7,202
Research and development credits	939	537
Vacation accrual	59	44
Net deferred tax asset before valuation allowance	10,702	7,783

Valuation allowance	(10,702)	(7,783)
Net deferred tax assets	$-	$-

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a full valuation allowance as of December 31, 2025 and 2024.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 14 - TAXES ON INCOME (Cont.)

E.	During the years ended December 31, 2024 and 2023, the main reconciling item between the statutory tax rate of the Company (as noted in Note 14A) and the effective tax rate at the rate of 0.6% and 1.4%, respectively, is mainly the recognition of valuation allowance in respect of deferred taxes relating to accumulated net operating losses carried forward and other permanent and temporary differences due to the uncertainty of the realization of such deferred taxes and withholding taxes that were deducted by the Company’s customers.

NOTE 15 - SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS

A.	General information

Since inception date, the operation of the Company is conducted through one operating segment, the optimization technology for video and photo compression, which represents a single reporting unit. This activity also represents the reportable segment of the Group.

The Company manages its business activities on a consolidated basis and operates in one reportable segment, video technology and image science software solutions. The accounting policies of this segment are the same as those described in Note 2 above.

The Company’s executive management is the CODM, which uses the net loss, as reported in the Consolidated Statements of Operations and Comprehensive Loss, in evaluating the performance of the Company and determining how to allocate resources of the Company as a whole, including investing in product development.

Significant expenses within operating loss as well as within net loss, include cost of revenue, research and development expenses, sales and marketing expenses and general and administrative expenses, which are each separately presented on the Company’s Consolidated Statements of Operations and Comprehensive Loss. Other segment items within net loss include financing income (expense), net and taxes on income.

B.	Revenue by geographic region is as follows:

	Year ended December 31
	2025	2024	2023

United States	$2,451	$2,132	$2,089
Israel	32	41	66
Rest of the world	611	891	754
	$3,094	$3,064	$2,909

Revenue was attributed to countries based on customer location.

C.	Long-lived assets, net, by geographic areas:

	As of December 31,
	2025	2024

Israel	$43	$40
Other	5	3
	$48	$43

Such balance is comprised of property and equipment that are attributed to the geographic area in which they are located or originated, as applicable.

D.	Major customers

During the years ended December 31, 2025, 2024 and 2023, the Company had two customers which accounted for 38%, 36% and 35% of the Company’s total revenue, respectively. In addition, the Company had three customers, which accounted for in aggregate 81% and 62% of the Company’s total trade receivables as of December 31, 2025 and 2024, respectively.

BEAMR IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands except share and per share amounts)

NOTE 15 - SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS (Cont.)

E.	Major product lines and services and timing of revenue recognition

In the following table, revenue is disaggregated by primary major product lines and services, and timing of revenue recognition for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
	2025	2024	2023
Software license:
Perpetual based software license - transferred at a point of time	$639	$802	$886
Term-based software license - transferred at a point of time	2,115	1,995	1,844
Total software license (*)	$2,754	$2,797	$2,730
PCS services transferred over a period of time	148	128	120
Web advertising at a point of time upon clicks	192	139	59
	$3,094	$3,064	$2,909

(*)	Revenue recognized from sales-based software license was $23, $46 and $53 during the years ended December 31, 2025, 2024 and 2023, respectively (see also Note 2N above).